  As filed with the Securities and Exchange Commission on July 30, 2001


                                                Registration No. 333-64506

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                     Pre-Effective Amendment No. 1 To

                                   FORM F-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                       CORPORACION DURANGO, S.A. DE C.V.
            (Exact name of Registrant as specified in its charter)

                              DURANGO CORPORATION
                (Translation of Registrant's name into English)

  United Mexican States              2653                  Not Applicable
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)

                       Corporacion Durango, S.A. de C.V.
                           Torre Corporativa Durango
                        Potasio 150, Ciudad Industrial
                               Durango, Durango
                          United Mexican States 34220
                                (52-18) 14-1658
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               ----------------
                             Durango Paper Company
                              1000 Osborne Street
                           St. Marys, Georgia 31558
                                (912) 882-0400
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:
      Priscilla Almodovar, Esq.                 Antonia E. Stolper, Esq.
          White & Case LLP                         Shearman & Sterling
     1155 Avenue of the Americas                  599 Lexington Avenue
    New York, New York 10036-2787                  New York, NY 10022
           (212) 819-8535                            (212) 848-8434
                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon practicable after the effective date of this Registration Statement.
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
------
--------------------------------------------------------------------------------
------
                                            Proposed        Proposed
 Title of each class of       Amount        maximum          maximum
Amount of
    securities to be          to be      offering price     aggregate
registration
       registered         registered(1)   per unit(1)   offering price(1)
fee(1)
--------------------------------------------------------------------------------
------
13 1/8% senior notes due
 2006..................   US$51,500,000       100%        US$51,500,000
US$12,875
--------------------------------------------------------------------------------
------
13 1/2% senior notes due
 2008..................   US$212,000,000      100%       US$212,000,000
US$53,000
--------------------------------------------------------------------------------
------
--------------------------------------------------------------------------------
------


(1) The Registrant previously registered US$50,000,000 of the 2006 notes and US$200,000,000 of the 2008 notes and paid a filing fee of US$62,500 in respect thereof. Concurrently with the filing of this registration statement, the Registrant has paid an additional US$3,375 in registration fees in respect of the additional amount being registered.


                               ----------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Prospectus and Consent Solicitation

OFFER TO EXCHANGE
13 1/8% Senior Notes Due 2006 and

13 1/2% Senior Notes Due 2008 of Corporacion Durango, S.A. de C.V.


For Any and All Outstanding
(LOGO OF DURANGO)
12 5/8% Notes Due 2003 of Grupo Industrial Durango, S.A. de C.V.
(CUSIP No. 40050MAA4)
Exchange Offer

  We are offering to issue our exchange notes in exchange for your Grupo Industrial Durango notes, or GID notes. We are offering to issue US$1,030 in principal amount of exchange notes for US$1,000 in principal amount of GID notes. In addition, we are offering to make a consent payment equal to US$30 per US$1,000 principal amount of GID notes that you tender, which is payable as described below. Including the consent payment, the total consideration being offered is equal to US$1,060 per US$1,000 principal amount of tendered GID notes.


Exchange Offer Mechanics: You may select the form of consideration that you will receive for your GID notes from the following two options, subject to the limitations described below:

  .new 13 1/8% senior notes due 2006; and

  .new 13 1/2% senior notes due 2008.


  We are offering to exchange up to a maximum of US$50 million in aggregate principal amount of GID notes for 2006 notes and US$200 million in aggregate principal amount of GID notes for 2008 notes. You do not have to choose the same option for all the GID notes that you tender. You do not have to tender all your GID notes to participate in this exchange offer. Either type of the exchange notes may be oversubscribed. In the event of oversubscription, we will issue the oversubscribed type of exchange notes on a pro rata basis in exchange for all GID notes tendered for the oversubscribed type of exchange notes and will issue the other type of exchange notes in exchange for the balance of the tendered GID notes. Therefore, you may receive a different type of exchange note than that for which you tendered for a portion of the GID notes that you tendered.


  This exchange offer is conditioned on the receipt of tenders of at least 80% of the outstanding principal amount of the GID notes. If we accept any GID notes, we will accept for exchange all GID notes that are validly tendered and not withdrawn. The exchange notes will pay interest on February 1 and August 1 of each year, commencing February 1, 2002. Interest on the exchange notes will accrue from August 1, 2001, irrespective of the settlement date of the exchange offer. Interest on the GID notes for the period from February 1, 2001 to August 1, 2001 will be paid in cash as scheduled on August 1, 2001.


Exchange Offer Expiration: August 27, 2001 at 5:00 p.m., New York City time, unless extended by us. You may withdraw your tender of GID notes or change your selection of exchange notes at any time prior to the expiration date of this exchange offer.


Consent Solicitation

  If you tender your GID notes prior to the consent date, you will receive a consent payment equal to US$30 per US$1,000 principal amount of GID notes tendered and accepted. We will make the consent payment in cash to the extent you receive 2006 notes or in additional 2008 notes to the extent you receive 2008 notes in the exchange offer.


  By tendering your GID notes in the exchange offer you will be deemed to have given your consent to amend the indenture under which the GID notes were issued to delete substantially all of the restrictive covenants contained in the GID indenture.

Consent Date: The later of (1) 5:00 p.m., New York City time, on August 14, 2001, or (2) the time the required consent to the proposed amendments is received. You may withdraw your consent at any time prior to the consent date.

Terms of the Exchange Notes

  The terms of the exchange notes will be substantially identical, except for their interest rate, maturity and optional redemption provisions. For a description of the terms of the exchange notes, see "Description of Our Exchange Notes." The 2006 notes will be treated as a single class with our outstanding US$180 million 13 1/8% senior notes due 2006 (CUSIP 21986MAA3) that were issued in February 2001 and will be issued under the same indenture.

Intercompany Notes/Collateral

  On the settlement date, GID will have issued to us two unsubordinated promissory notes, one which will be equal to the principal amount of the 2006 notes and will have the same interest rate, interest payment dates and maturity as the 2006 notes, and one which will be equal to the principal amount of the 2008 notes and will have the same interest rate, interest payment dates and maturity as the 2008 notes. The GID unsubordinated promissory notes will be owned by us and will rank equal in right of payment to all other existing and future unsecured unsubordinated indebtedness of GID. Each type of exchange note will be separately secured by a pledge of the relevant GID unsubordinated promissory note for a period of time.

  Participating in this exchange offer involves risks. See "Risk Factors" beginning on page 20.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus and consent solicitation. Any representation to the contrary is a criminal offense.

  The exclusive dealer manager and solicitation agent for this exchange offer is:

                        Banc of America Securities LLC

  The date of this prospectus and consent solicitation is July 30, 2001.

                               TABLE OF CONTENTS



                                                                            Page
                                                                            ----
Presentation of Financial Information......................................   4
Summary....................................................................   6
Risk Factors...............................................................  20
Special Note Regarding Forward-Looking Statements..........................  28
The Exchange Offer.........................................................  29
The Consent Solicitation...................................................  38
Exchange Rates.............................................................  40
Use of Proceeds............................................................  41
Capitalization.............................................................  42
Selected Financial Data....................................................  43
Ratio of Earnings to Fixed Charges.........................................  46
Operating and Financial Review and Prospects...............................  47
Industry Overview..........................................................  66
Business...................................................................  73


                                                                            Page
                                                                            ----
Management................................................................   90
Major Shareholders and Related Party Transactions.........................   95
Description of Our Exchange Notes.........................................   96
Taxation..................................................................  145
Enforceability of Civil Liabilities.......................................  151
Legal Matters.............................................................  152
Experts...................................................................  152
Where You Can Find More Information About Us..............................  152
Annex A--Annual Report on Form 20-F/A, for GID for the year ended December
 31, 2000 filed July 30, 2001, Form 6-K filed April 27, 2001 and Form 6-K filed July 27, 2001......................................................  A-1
Index to Consolidated Financial Statements................................  F-1


                               ----------------

  You should rely only on the information contained in this prospectus and consent solicitation. We have not authorized anyone to provide you with information different from that contained in this prospectus and consent solicitation. We are offering our exchange notes in exchange for your GID notes only in jurisdictions where this offer and exchange is permitted. The information contained in this prospectus and consent solicitation is accurate only as of the date of this prospectus and consent solicitation, regardless of the time of delivery of this prospectus and consent solicitation. However, we will disclose any material changes to the company's business by filing a post-effective amendment.

  Until 25 days after the day succeeding the expiration date, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus and consent solicitation. This is in addition to the obligations of dealers to deliver a prospectus and consent solicitation when acting as underwriters and with respect to their unsold allotments or subscriptions.

  In this prospectus and consent solicitation, "Corporacion Durango," "we," "our," "us" or the "company" refers to Corporacion Durango, S.A. de C.V. and its subsidiaries unless the context otherwise requires. "GID" refers to Grupo Industrial Durango, S.A. de C.V.

  The statistical information in this prospectus and consent solicitation regarding the domestic and inter-national paper and packaging industry consists of management estimates or has been derived from publicly available sources, including trade publications, which we have not independently verified but we believe to be reliable.

  The exchange notes have been registered with the special section (seccion especial) of the National Registry of Securities (Registro Nacional de Valores), or NSR, maintained by the National Banking and Securities Commission of Mexico (Comision Nacional Bancaria y de Valores). Registration of the exchange notes in the special section of the NSR does not imply any certification as to the investment quality of our exchange notes, the solvency of the issuer or the accuracy or completeness of the information contained in this prospectus and consent solicitation. Our exchange notes may not be offered publicly in Mexico. This prospectus and consent solicitation may not be publicly distributed in Mexico.

                     PRESENTATION OF FINANCIAL INFORMATION

  We report our financial statements in Pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 21 to our audited combined and consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of our combined net income and total shareholders' equity as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000. We have a fiscal year end of December 31.

  We have controlled GID since March 2000 and we currently own 59% of GID. As a result, the financial statements for the year ended December 31, 2000 and for the three-month period ended March 31, 2001 are presented on a consolidated basis. Prior to March 2000, GID and Corporacion Durango were under common ownership and control of the Rincon family. Therefore, the financial statements for the years ended December 31, 1998 and December 31, 1999 and three-month period ended March 31, 2000 are presented on a combined basis, combining the accounts of Corporacion Durango and its subsidiaries and GID and its subsidiaries.

  All significant inter-company accounts and transactions have been eliminated in the combination and consolidation of the financial statements. There was a 41% minority interest in GID at December 31, 2000 and March 31, 2001.



  We have attached a copy of GID's Annual Report on Form 20-F/A for the year ended December 31, 2000 and GID's report on Form 6-K filed on March 31, 2001 related to GID's unaudited consolidated financial statements for the three-month period ended March 31, 2001 in each case filed by GID with the Securities and Exchange Commission. In compliance with the requirements of Rule 3-05 of Regulation S-X, we have attached the audited combined financial statements of Gilman Pulp and Paper Group, which is now known as Durango Paper Company, which we acquired in December 1999, for each of the two years ended December 31, 1997 and December 31, 1998, and the period from January 1, 1999 through December 17, 1999.


  Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, our audited combined and consolidated financial statements are reported in period-end Pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Consequently, under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin and those of our foreign subsidiaries, are restated using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), or the NCPI. Inventories are restated at current replacement costs while fixed assets of non-Mexican origin are restated by the inflation of the country of origin prior to translation to Pesos at the period end exchange rate. The effects of inflation accounting under Mexican GAAP, other than the restatement of fixed assets of non-Mexican origin, have not been reversed in the reconciliation to U.S. GAAP.

  In 1998, we adopted Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" which prescribes the methodology for the translation and recognition of inflation of the financial information of foreign subsidiaries. Therefore, the Peso amounts of our revenues and expenses of our U.S. based subsidiaries may be impacted by the foreign exchange rate fluctuations and inflation rates in the U.S.

  Bulletin B-15 also prescribes the methodology for the restatement of prior period information to constant Pesos as of the most recent balance sheet presented. Instead of using the NCPI to restate prior period combined financial information, under Bulletin B-15, prior period information is deconsolidated by subsidiary or country of origin to which the applicable inflation rate is applied and then retranslated to Pesos at the most recent reporting period date. For the purposes of U.S. GAAP, we have restated all combined and consolidated financial information in constant Pesos as of December 31, 2000 using the NCPI. U.S. Dollar amounts shown in the combined and consolidated financial statements have been included solely for the convenience of the reader and are translated from Pesos at an exchange rate of Ps 9.6098 per US$1.00, the interbank free market exchange rate as reported by the Mexican Central Bank (Banco de Mexico) as of December 31, 2000. For a more detailed discussion of Mexican GAAP inflation methodologies, see Note 3 to our audited financial statements.

  Except for financial data for March 31, 2001 and March 31, 2000 which have been restated in constant Pesos as of March 31, 2001 and except as otherwise indicated, financial data for all periods throughout this prospectus and consent solicitation have been restated in constant Pesos as of December 31, 2000. The Peso/Dollar exchange rate at December 31, 2000 was Ps 9.6098 = U.S. $1.00 and at March 31, 2001 was Ps 9.4933 = U.S. $1.00. In addition, from December 31, 2000 to March 31, 2001 inflation increased by 1.12%.

                                    SUMMARY

  You should read the following summary together with the more detailed information regarding our company and our exchange notes being offered in exchange for your GID notes and our combined financial statements and notes thereto and our unaudited condensed, combined, and consolidated financial statements appearing elsewhere in this prospectus and consent solicitation. In this prospectus and consent solicitation, "short ton" means 0.907 metric tons.

                       Corporacion Durango, S.A. de C.V.

General

  We are the largest integrated paper producer based in Latin America and we are also among the world's top 50 paper companies in terms of sales. We produce several types of paper products, the majority of which supply paper to our converting facilities, which in turn manufacture packaging products.

  We are one of the industry's lowest cost producers due to our vertical integration, our extensive distribution network and our easy access to raw materials. In addition, our diverse product portfolio reduces the impact of cyclical movements in the paper industry on our business. In Mexico, we are the sole domestic producer of news-print with a 70% market share and we are the leading producer of corrugated containers with a 40% market share.

  We are one of the leading integrated paper producers in the North American Free Trade Agreement, or NAFTA, region, which encompasses Mexico, Canada and the United States. We are also a rapidly growing paper company supplying the maquiladora sector, as well as the traditional Mexican export sector both of which have grown at a 19% compounded annual growth rate since NAFTA took effect on January 1, 1994. The maquiladora sector refers to manufacturing facilities established to export Mexican products, the majority of which are located near the Mexico-U.S. border. We believe that we are the leading domestic producer of corrugated containers used by the traditional Mexican export sector and that we are the leading supplier of corrugated containers for the maquiladora sector.

  Our revenues were Ps 11,603.9 million (US$1,207.5 million) in 2000 and Ps 2,587.7 million (US$272.6 million) for the three months ended March 31, 2001. For the three months ended March 31, 2001, approximately 44% of our sales were made in U.S. Dollars, with the balance primarily U.S. Dollar linked. Our operating income plus depreciation and amortization was Ps 1,832.5 million (US$190.7 million) in 2000 and Ps 391.3 million (US$41.2 million) for the three months ended March 31, 2001.

Our Competitive Strengths

  We believe our competitive strengths are the following:

  . We are a vertically integrated, low cost producer of paper and packaging products;

  . We have dominant market positions in the rapidly growing markets we serve;

  . We have an experienced management team with a proven turnaround track record;

  .  Substantially all of our revenues are U.S. Dollar denominated or linked;

  . Our strategically located facilities and customers are linked by our extensive distribution network; and

  . We have a diverse product portfolio which mitigates the impact of our industry's cyclicality.

Our Business Strategy

  Our business strategy is to strengthen our position as the leading integrated paper and packaging company in Latin America, as well as to continue our growth as a leading integrated paper producer in the NAFTA region. To implement our strategy, we expect to:

  . Increase our cash flow through enhanced efficiency and shifts to higher margin products;

  . Strengthen our leadership position in regional markets and increase our market share in the United States;


  . Continue to expand our core businesses through internal and external growth; and

  . Optimize our capital structure and pursue fiscally sound financial activities.

                     Grupo Industrial Durango, S.A. de C.V.

  GID is one of our three main subsidiaries. Our other two main subsidiaries are Grupo Pipsamex and Durango Paper Company. We currently own 59% of GID. We acquired control of GID in March 2000 from our majority and controlling shareholder, the Rincon family, for a purchase price of Ps 1,954.9 million. In connection with the purchase, the Rincon family transferred its GID shares to our company in exchange for shares of our company valued at Ps 1,875.7 million. The Rincon family, which owns 100% of our company, also indirectly owns an additional 28% of GID.

  GID is the largest producer in Mexico of corrugated containers, containerboard, industrial paper and molded paper egg cartons in terms of sales. GID is also a leading producer of multi-wall sacks and bags and forest products. GID's Class A Shares trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and its American Depositary Shares are listed on the New York Stock Exchange. GID's revenues were Ps 6,075.0 million in 2000 and Ps 1,342.6 million for the three months ended March 31, 2001.

                   Purpose and Effects of the Exchange Offer

  We are offering to issue our exchange notes in exchange for all of the outstanding GID notes. There are US$250.0 million principal amount of GID notes outstanding. In connection with this exchange offer, we are also seeking to amend the indenture under which the GID notes were issued to delete substantially all of the restrictive covenants contained in the indenture.

  The exchange offer is conditioned on, among other things, the receipt of tenders of at least 80% of the outstanding principal amount of the GID notes. We will return your GID notes promptly after the expiration date in the event that we do not deliver the exchange notes or make the consent payment after we accept your tender.

  The purpose of the exchange offer is to simplify and improve our capital structure and to extend the maturity of our existing notes. The purpose of the consent solicitation is to improve operating and financial flexibility.

                                ----------------

  We are a corporation operating under the laws of Mexico. Our legal name is Corporacion Durango, S.A. de C.V. We were incorporated on December 16, 1991 for a term of 99 years, which term may be extended by share-holders' approval. We are 100% owned by members of the Rincon family, which has been involved in the pulp, paper and converting industry for over 20 years. Our principal executive offices are located at Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34220, and our telephone numbers are (52-18) 14-1658 and (52-18) 14-2799.

  Our agent for service of process in the United States is Durango Paper Company, 1000 Osborne Street, St. Marys, Georgia 31558.

[Chart describing company corporate structure and ownership. Includes percentage ownership of subsidiaries, company and subsidiary names and places of incorporation.]

                  The Exchange Offer and Consent Solicitation

Securities for which we
are making this exchange
offer.....................  US$250 million principal amount of GID's 12 5/8%
                            notes due 2003. The CUSIP number of the GID notes is 40050MAA4.

Exchange ratio;
denomination..............  We are offering to issue US$1,030 in principal amount of exchange notes in exchange for US$1,000 in principal amount of GID notes.


                            Our exchange notes will be issued only in denominations of US$1,000 principal amount and integral multiples of US$1,000. Any fractional principal amount of exchange notes will be paid in cash. Only registered holders will be entitled to receive this cash payment.

Securities offered under
this exchange offer.......  You may select the form of consideration that you will receive for your GID notes from the following two options, subject to the limitations described below:

                            .  new 13 1/8% senior notes due 2006; and

                            .  new 13 1/2% senior notes due 2008.


                            We are offering to exchange up to a maximum of US$50 million in aggregate principal amount of GID notes for 2006 notes and US$200 million in aggregate principal amount of GID notes for 2008 notes.

                            You do not have to choose the same option for all the GID notes that you tender. You do not have to tender all of your GID notes to participate in this exchange offer.

                            The 2006 notes will be treated as a single class with our US$180.0 million 13 1/8% senior notes due 2006 that we issued in February 2001 and will be issued under the same indenture. The CUSIP number of the 2006 notes is 21986MAA3.

Consent Payment...........  If you tender your GID notes prior to the consent date, you will receive a consent payment equal to US$30 per US$1,000 principal amount of GID notes tendered and accepted. We will make the consent payment in cash to the extent you receive 2006 notes or in additional 2008 notes to the extent you receive 2008 notes in the exchange offer.


                            Because 2008 notes will be issued in denominations of US$1,000, any fractional principal amount of 2008 notes will be paid to registered holders in cash.

Maximum Amount of
Exchange Notes............  Assuming we issue the maximum amount of 2006 notes offered in this exchange offer, we will issue an additional US$51.5 million of 2006 notes in this exchange offer and there will be a total of US$231.5 million 2006 notes outstanding.


                            Assuming we issue the maximum amount of 2008 notes offered in this exchange offer, there will be US$212.0 million 2008 notes outstanding.

Oversubscription and
proration.................  Either type of the exchange notes may be oversubscribed. In the event of oversubscription, we will issue the oversubscribed type of exchange notes on a pro rata basis in exchange for all GID notes tendered for the oversubscribed type of exchange notes and will issue the other type of exchange notes in exchange for the balance of the tendered GID notes. Therefore, you may receive a different type of exchange note than that for which you tendered for a portion of the GID notes that you tendered.


                            We will not determine whether either of the exchange notes have been oversubscribed until after the expiration of the exchange offer. When we make this determination, we will publicly announce whether either of the exchange notes has been oversubscribed and the effect of any required proration. You will not be able to withdraw your tender of GID notes at the time we make this determination even if it may affect the type of exchange note you will receive.



The Consent Solicitation
and Consent Payment.......  If you tender your GID notes in the exchange offer, you will be consenting to amend the GID indenture. These amendments will eliminate substantially all of the covenants contained in the GID indenture, including:




                            .  the limitation on indebtedness;


                            .  the limitation on restricted payments;


                            . the limitation on dividend and other payment restrictions affecting subsidiaries;


                            . the limitation on the issuance of capital stock and indebtedness of subsidiaries;


                            .  the limitation on transactions with affiliates;


                            .  the limitation on liens;


                            .  the limitation on sale and leaseback
                               transactions;


                            .  the limitation on asset sales;


                            .  the limitation on mergers;


                            . the requirement to make an offer to purchase upon a change of control;


                            .  the requirement to file reports with the SEC;
                               and






                            .  the requirement to pay taxes or other claims.


                            In addition, the supplemental indenture would eliminate those events of default that are related to the covenants described above.


                            The proposed amendments will be approved at the time the holders of a majority of the outstanding principal amount of the GID notes have delivered their consent; provided, however, that the consent solicitation will remain open until at least the consent date. The effectiveness of the proposed amendments will be conditioned on the acceptance and completion of the exchange offer.

                            Holders of GID notes may give their consent to the proposed amendments only by tendering their GID notes and will be deemed to have given their consent by so tendering.


Accrued interest..........  The exchange notes will pay interest on February 1 and August 1 of each year, commencing February 1, 2002. Interest on the exchange notes will accrue from August 1, 2001, irrespective of the settlement date of the exchange offer. Interest on the GID notes for the period from February 1, 2001 to August 1, 2001 will be paid in cash as scheduled on August 1, 2001. No separate payment of accrued interest on the GID notes will be made on the settlement date of the exchange offer.



Expiration Date...........  5:00 p.m., New York City time, on August 27, 2001, unless extended by us in our sole discretion prior to the expiration date.



Consent Date..............  The later of (1) 5:00 p.m., New York City time, on
                            August 14, 2001, or (2) the time the required consents to the proposed amendments to the GID indenture are received.


Conditions to the
Exchange Offer and
Consent Solicitation......  We will only complete the exchange offer and pay the consent payment if:

                            . We receive tenders of at least 80% of the outstanding principal amount of the GID notes; and

                            . Customary conditions applicable to the exchange offer are complied with, which conditions may be waived by us in our sole discretion prior to the expiration date. See "The Exchange Offer-- Termination and Conditions."

How to Tender.............  Only registered holders of GID notes can effectively tender and consent to the proposed amendments to the GID indenture. If you are a beneficial owner whose GID notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your GID notes in the exchange offer, you should promptly contact the person in whose name the GID notes are registered and instruct that person to tender on your behalf.

Tender Procedures.........  Tenders of GID notes may only be made by using the book-entry transfer procedures and by transmitting an agent's message to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your GID notes in the exchange offer, The Chase Manhattan Bank, as exchange agent, must receive a confirmation of book-entry transfer of your GID notes into the exchange agent's account at the book-entry transfer facility prior to the expiration of the exchange offer. See "The Exchange Offer--Book-Entry Transfer."

Consequences to GID Note
Holders Not Tendering in
the Exchange Offer........  If you fail to tender your GID notes in the exchange offer, and the transactions contemplated by this prospectus and consent solicitation are completed, your GID notes will have substantially less protection and a substantially more limited trading market than prior to completion of the transactions. See "Risk Factors--If you do not exchange your GID notes, there may be a smaller public trading market for your GID notes" and "--If you do not exchange your GID notes, your rights under the GID indenture will be substantially diminished and the market price of your GID notes may decline" and "The Exchange Offer--Consequences of Failure to Exchange."

Acceptance of GID Notes
and Delivery of our
Exchange Notes............  Subject to conditions described in this prospectus and consent solicitation, we will accept for exchange any and all GID notes properly tendered and not withdrawn prior to the expiration date. The consent payment and our exchange notes issued pursuant to this exchange offer and consent solicitation will be delivered as promptly as practicable. See "The Exchange Offer--Terms of the Exchange Offer."


Withdrawal Rights.........  Exchange Offer. Tenders of GID notes in the exchange offer may be withdrawn at any time prior to August 27, 2001. Any withdrawn or un-accepted GID notes will be credited to the tendering holder's account at the book-entry transfer facility. For further information regarding the withdrawal of tendered GID notes, see "The Exchange Offer--Terms of the Exchange Offer--Expiration Date; Extensions; Amendments; Termination" and "The Exchange Offer--Withdrawal Rights and Revocation of Consents."


                            Consent Solicitation. Consents may be withdrawn at any time prior to the consent date by making a valid withdrawal of the related tendered GID notes. A withdrawal of tendered GID notes after the consent date will not constitute a withdrawal of a consent.

United States Federal
Income Taxation...........  The exchange of GID notes for exchange notes pursuant to this exchange offer by a U.S. Holder will constitute a material modification of the terms of the GID notes and, therefore, the exchange will constitute a taxable exchange for U.S. federal income tax purposes.

                            For additional information regarding United States federal income tax considerations relating to this exchange offer and consent solicitation, including the U.S. federal income tax consequences of the consent payment, and the acquisition, ownership and disposition of our exchange notes, you should read the discussion under the heading "United States Federal Income Taxation."

Mexican Federal
Taxation..................  The exchange of GID notes for our exchange notes will not give rise to any Mexican withholding or other taxes if you are not a resident of Mexico for tax purposes and you do not have a permanent establishment or a fixed base in Mexico.

Exchange Agent............  The Chase Manhattan Bank is serving as exchange agent for the exchange offer and consent solicitation. You can find the address and telephone number for the exchange agent on the back cover page of this prospectus and consent solicitation.

Dealer Manager and
Solicitation Agent........  Banc of America Securities LLC is serving as exclusive dealer manager and solicitation agent for the exchange offer and consent solicitation. You can find the address and telephone number for the dealer manager and solicitation agent on the back cover page of this prospectus and consent solicitation.

Information Agent.........  D.F. King & Co., Inc. is serving as information agent for the exchange offer and consent solicitation. You can find the address and telephone number for the information agent on the back cover page of this prospectus and consent solicitation.

Brokerage Commissions.....  You are not required to pay any brokerage commissions to the dealer manager and solicitation agent, information agent or exchange agent.

Additional Information....  Additional copies of this prospectus and consent solicitation may be obtained by contacting the information agent or the dealer manager and solicitation agent at their respective phone numbers and addresses set forth on the inside back cover of this prospectus and consent solicitation.

                               Our Exchange Notes

2006 Notes:

Notes Offered.............  13 1/8% senior notes due 2006 of Corporacion
                            Durango, S.A. de C.V.

Maturity..................  August 1, 2006


Interest Payment Dates....  February 1 and August 1 of each year. Our 2006 notes issued in the exchange offer will accrue interest from August 1, 2001.


Optional Redemption.......  We may redeem our 2006 notes, in whole or in part, at any time at a redemption price equal to the greater of:

                            .  100% of the principal amount; or

                            . the sum of the present values of the remaining scheduled payments discounted to the redemption date at the semi-annual yield to maturity of the comparable U.S. treasury security, assuming a treasury price expressed as a percentage of its principal amount, equal to the average bid and asked prices for the treasury security on the third business day prior to the redemption date, plus 0.50%, plus accrued and unpaid interest to the redemption date.

                            In addition, before February 5, 2004, we may also redeem up to 35% of the 2006 notes at a redemption price of 113.125% of their principal amount, using the proceeds from sales of our capital stock, plus accrued and unpaid interest to the redemption date.

                            For more information, see "Description of Our Exchange Notes--2006 Notes--Optional Redemption."

2008 Notes:


Notes Offered ............  13 1/2% senior notes due 2008 of Corporacion
                            Durango, S.A. de C.V.


Maturity .................  August 1, 2008

Interest Payment Dates
 ..........................  February 1 and August 1 of each year, commencing
                            February 1, 2002. Our 2008 notes issued in the exchange offer will accrue interest from August 1, 2001.


Optional Redemption.......  We may redeem any of the 2008 notes beginning on
                            August 1, 2005. The initial redemption price is 106.75% of their principal amount, plus accrued and unpaid interest. The redemption price will decline each year after 2005 and will be 100% of their principal amount, plus accrued and unpaid interest, beginning on August 1, 2007.


                            In addition, before February 5, 2005, we may also redeem up to 35% of the 2008 notes at a redemption price of 113.50% of their principal amount, using the proceeds from sales of our capital stock plus accrued and unpaid interest to the redemption date.

                            For more information, see "Description of Our Exchange Notes--2008 Notes--Optional Redemption."

Common Terms of the
Exchange  Notes:

Redemption for Tax
Reasons...................  We may redeem all, but not less than all, of each type of our exchange notes upon at least 30 days' notice in the event of changes to Mexican tax law applicable to interest payments under the exchange notes resulting in withholding taxes exceeding 10%, at a redemption price equal to 100% of their principal amount, plus accrued interest and additional amounts in respect of Mexican withholding taxes payable on accrued interest. See "Description of Our Exchange Notes--Common Terms of the Exchange Notes--Optional Redemption."

Withholding Taxes;
Additional Amounts........  Subject to exceptions, we will pay additional amounts, as defined under "Description of Our Exchange Notes--Common Terms of the Exchange Notes--Additional Amounts", so that the net amount received by each holder after payment of any Mexican withholding tax will be equal to the amount that would have been received by that holder if no withholding tax had been payable. For additional information about these payments, see "Description of Our Exchange Notes--Common Terms of the Exchange Notes--Additional Amounts."

Change of Control.........  Upon a change of control, as defined under
                            "Description of Our Exchange Notes", of Corporacion Durango, we will be required to make an offer to purchase all outstanding exchange notes. The purchase price will equal 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

Intercompany Note.........  On the settlement date, GID will have issued two unsubordinated promissory notes to us, one of which will be equal to the principal amount of the 2006 notes and will have the same interest rate, interest payment dates and maturity as the 2006 notes, and one of which will be equal to the principal amount of the 2008 notes and will have the same interest rate, interest payment dates and maturity date as the 2008 notes. The GID unsubordinated promissory notes will be owned by us and will rank equal in right of payment to all other existing and future unsecured unsubordinated indebtedness of GID. Until the relevant exchange notes are paid in full, the terms of the GID unsubordinated promissory notes provide that the principal amount and interest rate of the GID unsubordinated promissory note shall be no less than the principal amount and interest rate of the 2006 or 2008 notes, as the case may be.

Ranking; Collateral.......  Each type of exchange notes will be separately secured by a pledge of the relevant GID
                            unsubordinated promissory note until the time that the debt of our subsidiaries and our secured debt, other than the exchange notes and other indebtedness secured by us to refinance existing indebtedness of GID, amounts to 15% or less of our total indebtedness. Until this financing condition is satisfied, these pledges will entitle the trustee on behalf of the holders to foreclose on the collateral in the event a default occurs and, subsequently, to bring a direct claim against GID until the financing condition is satisfied.


                            It is our intention to meet this financial condition as soon as market conditions permit. After we have met this financial condition, the GID unsubordinated promissory notes will remain outstanding and will be owned by us, however, the pledges will be terminated and our exchange notes will be unsecured and will rank equally with the other unsecured senior indebtedness of our company. In addition, the exchange notes will be junior to the secured indebtedness of our company and all liabilities of our subsidiaries.

                            As of March 31, 2001, we had the following indebtedness:


                            . Ps 1,530.3 million (US$161.2 million) of secured debt, excluding our 2006 notes;


                            . Ps 5,916.5 million (US$623.2 million) of subsidiary debt; and


                            . Ps 7,625.5 million (US$803.3 million) of total indebtedness.


                            This secured debt and subsidiary debt is equal to 77.6% of our total indebtedness. All of our secured debt has been incurred by our subsidiaries.


                            As of March 31, 2001, after giving pro forma effect to this exchange offer (assuming all GID notes are tendered) and the repayment of US$27.2 million of indebtedness in May 2001, we had the following indebtedness:


                            . Ps 1,272.1 million (US$134.0 million) of secured debt, excluding the exchange notes;


                            . Ps 3,284.7 million (US$346.0 million) of subsidiary debt; and


                            .  Ps 7,495.9 (US$789.6 million) of total
                               indebtedness.


                            On a pro forma basis, this secured debt and subsidiary debt is equal to 43.8% of our total indebtedness.


Covenants.................  The terms of our indentures will impose operating and financial restrictions that will restrict our ability and the ability of our Restricted Subsidiaries to:


                            .  incur additional debt;

                            . pay dividends, acquire shares of stock, make payments on subordinated debt or make investments;

                            .  make distributions from subsidiaries;

                            .  issue or sell capital stock of subsidiaries;

                            .  issue guarantees;

                            .  sell or exchange assets;

                            . enter into transactions with shareholders and affiliates;

                            .  create liens; and

                            .  effect mergers.

                            The limitations are, however, subject to a number of important qualifications and exceptions. See "Description of Our Exchange Notes."

Book-Entry; Delivery and
Form......................  Our exchange notes issued in the exchange offer will initially be held through The Depository Trust Company, the book-entry transfer facility. See "Description of Our Exchange Notes--Common Terms of the Exchange Notes--Book-Entry Notes."

Trustee...................  The Chase Manhattan Bank

Listing...................  The 2006 notes are listed on the New York Stock
                            Exchange under the symbol "CDGO 06" and the 2008 notes will be approved for listing on the NYSE under the symbol "CDGO 08".

                             Summary Financial Data

  The following table sets forth our summary combined and consolidated financial data for each of the periods presented. The data does not represent all of our financial information. You should read this information together with the audited annual combined and consolidated financial statements as of December 31, 1999 and 2000 and for the three years then ended, the unaudited condensed and consolidated interim financial statements as of and for the three-month periods ended March 31, 2000 and 2001 appearing elsewhere in this prospectus and consent solicitation and the information under "Operating and Financial Review and Prospects".

  We have controlled GID since March 2000 and we currently own 59% of GID. As a result, the financial statements for the year ended December 31, 2000 and for the three-month periods ended March 31, 2000 and 2001 are presented on a consolidated basis. Prior to March 2000, GID and Corporacion Durango were under common ownership and control of the Rincon family. Therefore, the financial statements for the years ended December 31, 1998 and December 31, 1999 are presented on a combined basis, combining the accounts of Corporacion Durango and its subsidiaries and GID and its subsidiaries.

  The data as of and for the years ended December 31, 1996 and 1997 has been derived from the audited consolidated financial statements of each of Corporacion Durango and its subsidiaries and GID and its subsidiaries which include the necessary combination adjustments in order to be consistent with the data presented for the three years ended December 31, 2000.

  In the opinion of management, the summary consolidated statement of operations data, other financial data, and balance sheet data as of and for the three-month periods ended March 31, 2000 and 2001 include all adjustments necessary for a fair presentation of our financial condition and results of operations for those periods. The results of operations for interim periods are not necessarily indicative of a full year's operations.

  Operating income plus depreciation and amortization is referred to by us as adjusted EBITDA. Operating income under U.S. GAAP may differ from operating income under Mexican GAAP due to U.S. GAAP adjustments and also because provisions for employee profit sharing are reclassified as an operating expense under U.S. GAAP. Adjusted EBITDA to net interest is calculated as adjusted EBITDA divided by the sum of gross interest expense and gross interest income. Net debt to adjusted EBITDA is calculated as the sum of short-term debt and long-term debt, less cash and temporary investments, with the resulting difference divided by adjusted EBITDA. EBITDA is not a measure of financial condition or performance under either Mexican GAAP or U.S. GAAP and should not be considered as a substitute for those measures under either Mexican GAAP or U.S. GAAP. In addition, all companies do not calculate EBITDA in a uniform manner so that our EBITDA calculations may not be comparable to those of other companies.

  The data as of March 31, 2000 and 2001 and for the three-months then ended included herein and throughout the prospectus and consent solicitation is presented in constant Pesos as of March 31, 2001 whereas all other information presented herein is presented in December 31, 2000 constant Pesos. In the opinion of management, there is no significant impact of restatement given the relative low inflation for the three-months ended March 31, 2001.

  The Peso/Dollar exchange rate at December 31, 2000 was Ps 9.6098 = US$1.00 and at March 31, 2001, was Ps 9.4933 = US$1.00. In addition, from December 31, 2000 to March 31, 2001 inflation increased by 1.12%.


         Three Months Ended
                                         Year Ended December 31,
              March 31,

-----------------------------------------------------------
-----------------------------
                            1996      1997      1998      1999      2000
2000      2000      2001      2001
                          --------  --------  --------  --------  --------
--------- --------  --------  ---------

       (millions of

      constant Pesos

      restated as of
                           (millions of constant Pesos restated as of
(millions  March 31, 2001,    (millions
                              December 31, 2000, excluding ratios)           of
US$)  excluding ratios)    of US$)
                          ------------------------------------------------
--------- ------------------  ---------
Combined and Consoli-
 dated Statement of In-
 come Data:
Mexican GAAP:
Net sales...............   4,745.6   4,947.5   6,034.3   8,088.6  11,603.9
1,207.5   2,903.0   2,587.7     272.6
Cost of sales...........   3,276.2   3,558.3   4,485.1   6,109.8   9,556.5
994.5   2,386.5   2,141.6     225.6
Selling, general and
 administrative
 expenses...............     336.6     350.4     422.2     633.1     723.5
75.3     180.2     169.7      17.9
Operating income........   1,132.8   1,038.8   1,127.0   1,345.7   1,323.9
137.8     336.3     276.4      29.1
Other income (expense)..    (134.6)   (180.7)   (209.4)    (81.3)    (15.2)
(1.6)      1.3       3.7       0.4
Total financing (cost)..     439.3    (102.3) (1,050.4)    237.3    (422.8)
(44.0)     88.3    (109.5)    (11.5)
Amortization of negative
 goodwill...............     137.2     409.7   3,386.4      87.7   1,347.3
140.2     556.2     251.8      26.5
Net income..............     906.1     675.1   3,199.9     969.5   1,458.9
151.8     742.2     322.8      34.0
U.S. GAAP:
Income (loss) before
 income and asset taxes
 and minority interest..       --        --     (261.2)  1,894.3     876.1
91.2       --        --        --
Net income (loss).......       --        --     (117.7)  1,299.8      14.5
1.5       --        --        --
Combined and Consoli-
 dated
 Balance Sheet Data
Mexican GAAP:
Cash and temporary
 investments............     891.6     687.1   1,154.4     845.4     730.1
76.0     731.1     488.9      51.5
Total current assets....   2,732.3   2,721.6   3,840.4   5,220.5   5,011.7
521.5   4,995.1   4,605.3     485.1
Property, plant &
 equipment, net.........  10,381.8  10,758.0  15,428.2  15,649.5  15,822.8
1,646.5  15,456.7  15,809.3   1,665.3
Total assets............  13,745.3  14,044.5  19,653.4  21,279.8  21,334.9
2,220.1  20,935.7  21,027.6   2,215.0
Short-term debt,
 including current
 portion of long-term
 debt...................      92.5      54.1     609.9   1,027.9     778.6
81.0     993.0     246.5      26.0
Long-term debt..........   5,936.3   5,828.3   7,645.5   6,732.5   6,855.6
713.4   6,658.2   7,379.1     777.3
Capital Stock(1)........   3,832.2   3,832.2   3,832.2   3,835.6   2,103.9
218.9   2,127.5   2,127.5     224.1
Total stockholders'
 equity (net assets)....   6,187.8   6,256.2   9,376.6   9,255.7   7,379.7
767.9   7,622.7   7,569.2     797.3
U.S. GAAP:
Total assets............       --        --        --   17,053.0  17,643.0
1,835.9       --        --        --
Total stockholders'
 equity (net assets)....       --        --        --    2,336.8   2,359.5
245.5       --        --        --
Other Financial Data
 (Mexican GAAP):
Adjusted EBITDA.........   1,472.7   1,358.2   1,461.1   1,809.7   1,832.5
190.7     452.7     391.3      41.2
Capital expenditures....    (223.7)   (215.7)   (962.4)   (176.7) (1,006.3)
(104.7)   (179.3)   (220.8)    (23.3)
Adjusted EBITDA to
 interest expense.......       1.5       1.7       1.7       2.0       1.9
1.9       1.9       1.5       1.5
Adjusted EBITDA to net
 interest expense.......       2.0       2.1       2.0       2.3       2.1
2.1       2.1       1.6       1.6
Total Debt to Adjusted
 EBITDA.................       4.1       4.3       5.7       4.3       4.2
4.2       --        --        --
Net Debt to Adjusted
 EBITDA.................       3.5       3.8       4.9       3.8       3.8
3.8       --        --        --
Other Financial Data
 (U.S. GAAP)
Adjusted EBITDA.........       --        --    1,407.8   1,900.6   1,718.1
178.8       --        --        --

--------
(1)  Capital stock is equal to capital stock plus restatement of capital stock.

                                 RISK FACTORS

  In addition to the other information contained in this prospectus and consent solicitation, holders of GID notes should review carefully the following risk factors before tendering their GID notes in the exchange offer and delivering their consents in the consent solicitation.

Risks Relating to the Exchange Offer and Consent Solicitation

  If you do not exchange your GID notes, your rights under the GID indenture will be substantially diminished and the market price of your GID notes may decline.

  If the exchange offer is consummated and the proposed amendments to the GID indenture governing your GID notes become effective, GID notes not exchanged pursuant to the exchange offer will no longer be entitled to the benefits of the restrictive covenants contained in the GID indenture. The modification of the restrictive covenants would permit GID to take actions that could increase the credit risks, with respect to GID, faced by the holders or that could otherwise be adverse to the interest of the holders. In no event will the changes effected by the proposed amendments to the GID indenture alter GID's obligation to pay the principal of, or interest on, the GID notes, or alter the respective maturity dates of the GID notes.

  If you do not exchange your GID notes, there may be a smaller public trading market for your GID notes.

  There currently is a limited trading market for the GID notes, which from time to time trade in the over-the-counter market. To the extent that GID notes are tendered and accepted for exchange in our exchange offer, the trading market for the unexchanged GID notes may become even more limited. A debt security with a smaller outstanding principal amount available for trading, a smaller "float", may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for the GID notes tendered pursuant to the exchange offer reduces the float. The reduced float also may tend to make the trading price more volatile. Holders of unexchanged GID notes may attempt to obtain quotations for the GID notes from their brokers. However, following the consummation of the exchange offer, a liquid trading market for the GID notes may not develop. The extent of the public market for the GID notes following consummation of the exchange offer will depend upon, among other things:

  . the remaining outstanding principal amount of GID notes after the exchange offer;

  .  the number of GID holders remaining at that time; and

  . the interest in maintaining a market in the GID notes on the part of securities firms.

  From time to time, the dealer manager and solicitation agent has made a market in the GID notes, but it is not obligated to do so, and accordingly, a liquid trading market for the GID notes may not develop.

  You may not receive the type of exchange notes that you selected for a portion of the GID notes that you tendered.

  Either type of exchange note may be oversubscribed in this exchange offer, resulting in tenders of either of the 2006 notes or the 2008 notes being subject to proration. Therefore, you may receive a different type of exchange note than that for which you tendered for a portion of the GID notes that you tendered.

  We will not determine whether either of the exchange notes have been oversubscribed until after the expiration of the exchange offer. When we make this determination, we will publicly announce whether any one of the exchange notes has been oversubscribed and the effect of any required reduction or proration. You will not be able to withdraw your tender of GID notes at the time we make this determination even if it may affect the type of exchange notes you will receive.

Risks Related to Our Exchange Notes

  After the date that the trustee releases the security interest on the GID unsubordinated promissory notes, our exchange notes in effect will rank junior to our subsidiaries' debt and junior to our secured debt.


  After the date that the trustee releases the security interest in the GID unsubordinated promissory notes that initially secures our exchange notes, our exchange notes will not be secured by any of our assets and will rank junior to all of our secured debt and the secured debt of our subsidiaries to the extent of the security. As of March 31, 2001, the amount of our secured debt excluding our senior note due 2006 issued in January 2001 was Ps 1,530.3 million (US$161.2 million). The indentures under which our exchange notes will be issued will allow us to incur substantial indebtedness which may be secured in some cases. In the event of a bankruptcy, concurso mercantil (reorganization under Mexican law), dissolution, liquidation or similar proceeding relating to us or our subsidiaries, the secured lenders would generally be entitled to receive preferred payment to the extent of the value of their collateral or in full, whichever is less, prior to any payments in respect of the exchange notes.


  Our exchange notes will also in effect be subordinated to all existing and future indebtedness of our subsidiaries after the trustee releases the security interest on the GID unsubordinated promissory notes. As of March 31, 2001, the amount of our subsidiaries' total debt was Ps 5,916.5 million (US$623.2 million). Our subsidiaries will have no obligation to pay any amounts on our exchange notes and the only amounts we will receive from our subsidiaries will be in the form of principal and interest payments on any intercompany loans and dividends or other distributions, which can only be made in compliance with the terms of our subsidiaries' indebtedness and applicable law, including corporate and tax laws governing our subsidiaries. The indenture, however, will allow our subsidiaries to incur substantial indebtedness subject to compliance with conditions described in the indenture. Any future indebtedness incurred by our subsidiaries will also be structurally senior to the exchange notes.


  We are a holding company and we will rely on dividend payments from our subsidiaries and interest and principal payments on intercompany loans to pay interest and principal on the exchange notes.

  We are a holding company and as such we will conduct all our operations through our subsidiaries. Our only material assets are the direct and indirect equity interests in our subsidiaries, some of which, including GID, are less than 100% owned by us. As a holding company, dividends, principal and interest payments on intercompany loans and other intercompany transfers of funds from our subsidiaries to us are expected to be our primary source of funds to pay our expenses, meet our obligations and pay interest and principal on the exchange notes. The ability of our subsidiaries to pay dividends, make principal and interest payments on intercompany loans and make other intercompany transfers to us will depend on the results of operations and financial condition of our subsidiaries. In addition, payments and transfers of funds may be restricted by the terms of any indebtedness that may be incurred by our subsidiaries and by applicable law, including corporate and tax laws governing our subsidiaries.

  You may find it difficult to sell your exchange notes.

  Our 2006 notes are listed on the NYSE and we plan to list our 2008 notes on the NYSE, but we cannot guarantee that a market will develop for our 2008 notes or that the market for our 2006 notes will continue. The dealer manager and solicitation agent has informed us that it currently makes a market in the existing 2006 notes and intends to make a market in the 2008 notes. However, it is under no obligation to do so and may discontinue making a market in either type of exchange note at any time without notice.

  The liquidity of any market for our exchange notes will depend upon many factors, including:

  .  our operating performance and financial condition;

  .  securities dealers interests in making markets; and

  .  the market for similar securities.

  Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for our exchange notes will be subject to disruptions. Any such disruptions may have a negative effect on you as a holder of our exchange notes, regardless of our prospects and financial performance.

Risks Relating to our Business and the Paper and Packaging Industry in General

  We have substantial debt, so we may not be able to make payments on our exchange notes.

  At March 31, 2001, we had Ps 7,625.5 million (US$803.3 million) of total debt, 100% of which was denominated in U.S. Dollars. In addition, our indenture will permit us to incur substantial additional debt, subject to specified limitations. See "Description of Our Exchange Notes."


  Our substantial indebtedness could interfere with our ability to pay interest and principal on our exchange notes, refinance existing indebtedness before it becomes due and may have important consequences for our operations, including:

  . our ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;

  . if we cannot refinance our existing indebtedness on a timely basis, we would have to use cash flow from operations for the payment of principal and interest on our debt, thus reducing the funds available to us for other purposes, including expansion through acquisitions and our internal growth; and

  . our substantial indebtedness may hinder our ability to adjust to rapidly changing market conditions and could make us more vulnerable in the event of a downturn in general economic conditions or our business.

  We may be unable to generate sufficient cash to service our debt.

  Our ability to make scheduled interest payments or to refinance our obligations with respect to our indebtedness will depend on the financial and operating performance of our subsidiaries. This performance, in turn, is subject to prevailing economic conditions in Mexico and the United States and to financial, business and other factors beyond our control, including but not limited to, fluctuations in international prices as well as paper and packaging industry conditions. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to delay future acquisitions and capital expenditures, sales of material assets or operations, obtaining additional capital or restructuring our debt. Our operating performance, cash flow, and capital resources may not always be sufficient for payment of our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any transaction or how soon any transaction could be completed.

  We are vulnerable to cyclicality and fluctuations in pricing.

  Our business is affected by trends in international prices and demand for paper. Prices for containerboard and industrial paper and, to a lesser extent, converted products such as corrugated containers and multi-wall sacks and bags have historically been subject to cyclical fluctuations. Pricing is affected not only by demand for packaging and paper products, which correlates with real economic growth, but also by current inventory levels of customers. In addition, the packaging and paper industries are highly capital intensive and the impact of new production facilities may result in supply/demand imbalances.

  We are vulnerable to increases in inflation.

  Our profitability may be negatively affected by increases in inflation. Our Peso-based labor costs and raw material costs increase as the rate of inflation increases. If, as in the past three years, we are unable to pass on increased costs of our inputs, real prices of our products will not keep pace with inflation. As a result, our revenues would decline unless we had a comparable increase in our sales volume to offset the decline in real prices.

  Our operations may be adversely affected by increases in the price of raw materials.

  The cost of our supply of recycled fiber and pulp is directly affected by trends in international and domestic prices of old corrugated container, or OCC, old newsprint, or ONP, material and virgin pulp, which stem from market fluctuations caused by factors beyond our control. Generally, demand and prices for these raw materials vary directly with demand and prices for finished paper. In addition, the cost of OCC in Mexico is affected both by the inflation and exchange rates. We might not be able to recoup any future increases in the costs of raw materials through increases in sales prices for our products, which would adversely affect our operating income.

  We are vulnerable to competition from international paper producers with substantial resources.

  We currently face increasing competition from non-Mexican producers due in part to significantly enhanced market access for imported products. Many of our competitors are large international paper producers with substantial resources at their disposal. We try to maintain our prices below U.S. prices and in the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the gradual elimination of tariffs and generally low prices for paper and packaging products in the United States over the last three years, competition from imports has increased and may increase further. Increased competition from imports may have a material adverse effect on us by driving down our prices and decreasing our revenues.

  We may make significant acquisitions in the future which, if unsuccessful, may adversely affect our operating results.

  We have made significant acquisitions in the past and may make significant acquisitions in the future to continue our growth. Most recently, we acquired Durango Paper Company for Ps 1,191.2 million (US$119.9 million) in 1999 and Grupo Pipsamex for Ps 1,009.0 million (US$105.0 million) in 1998. Although these acquisitions have generally been successful, acquisitions involve a number of risks, including:

  .  failure of the acquired businesses to achieve expected results;

  . potential inability to retain or hire key personnel of the acquired businesses;

  . potential inability to reduce financial inefficiencies affecting those businesses;

  . unanticipated events or liabilities;

  . potential disruption of our business as management works to integrate new acquisitions; and

  . customer dissatisfaction or performance problems as a result of integration challenges at the acquired businesses.

  If we are unable to integrate or successfully manage the companies we have acquired, or the businesses that we may acquire in the future, we may not realize anticipated cost savings, revenue growth and levels of integration, which may result in reduced profitability or operating losses.

  In addition, much of our strategy and success has been based on the acquisition of synergistic companies with unrealized earnings potential, cutting their costs and transforming them into more profitable companies. The strength of our earnings and cash flow depends as much on similar opportunities for profitable acquisitions in the future as on our ability to finance future acquisitions and realize the full potential of the acquired companies.

  In the past we have funded our acquisitions with funds from operating cash flows, bank financings, seller financings, and debt offerings in the capital markets. If we finance our acquisitions through the issuance of debt or bank financings, we may have to agree to financial covenants that limit our operational and financial flexibility. In addition, under our indenture we or our subsidiaries may issue secured debt to finance our acquisitions and, accordingly, our exchange notes would rank junior to this secured debt.

  We may encounter difficulties in managing our growth.

  Our recent growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage future growth, we must continue to implement and improve our operational and financial systems, and must expand, integrate, train, and manage our expanded employee base. If we continue to expand successfully, we may encounter unexpected difficulties in managing the expansion of our operations as our systems, products and controls may be inadequate to support our expanded operations. Any inability to manage growth effectively could have a materially adverse effect on our business, results of operations, and financial condition.

  The indenture that governs our 2006 notes restricts our operations.

  The indenture that governs the 2006 notes imposes operating and financial restrictions on us that limits our ability to:

  .  incur additional debt;

  . pay dividends, acquire shares of stock, make payments on subordinated debt or make investments;

  .  make distributions from subsidiaries;

  .  issue or sell capital stock of subsidiaries;

  .  issue guarantees;

  .  sell or exchange assets;

  .  enter into transactions with shareholders and affiliates;

  .  create liens; and

  .  effect mergers.

  The indenture that will govern the 2008 notes will have identical covenants to those in the 2006 indenture.

  If we fail to comply with the restrictive covenants under our indentures or under any additional financing arrangements, our obligation to repay the exchange notes may be accelerated.

  We may be adversely affected by the imposition and enforcement of more stringent environmental and safety requirements.

  We are subject to strict environmental regulations in Mexico and the United States. Changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could adversely affect us. Our Mexican operations are supervised by the Ministry of the Environment and Natural Resources and Fisheries (Secretaria del Medio Ambiente, Recursos Naturales y Pesca) and our U.S. operations are supervised by the Environmental Protection Agency, or EPA, and other federal, state and local regulatory agencies. These agencies are responsible for the implementation of pollution control laws and regulations and could take action against us by shutting down plants, revoking licenses, imposing fines or obligating us to clean up waste produced by us, if we fail to comply with their environmental regulations. It is also possible that the relevant governmental agencies will issue additional regulations, will seek a more stringent interpretation of existing regulations or will exercise stricter enforcement actions that would require us to spend additional funds on environmental matters.

  In addition, the enactment of new environmental laws or regulations in Mexico or the United States may cause us to spend additional funds, which may be material, in order to meet compliance with the new laws or regulations. For example, in 1998 the EPA enacted new regulations relating to air and water emissions, commonly known as the Cluster Rules, from factories in the pulp and paper industry. Our Durango Paper Company operations in St. Marys, Georgia will be required to comply with these more stringent regulations as they are implemented over the next few years, including new water effluent quality standards for unbleached paper mills which have been and will have been put into effect in 2000 through 2002. Compliance with the Cluster Rules will require modifications at our paper mill in St. Marys, Georgia and will cause us to incur significant capital expenditures and additional operating expenses as the modifications are implemented and the new equipment is put into service.

  Our principal stockholders own all of our shares and may take actions not in your interest as a holder of our exchange notes.

  We are controlled by the Rincon family, which directly owns 100% of our outstanding voting stock. As a result, the Rincon family has the power to elect all of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. The interest of the Rincon family as equity holders may differ from your interests as holders of our exchange notes. See "Major Stockholders and Related Party Transactions".

  If we lose key members of our management team and are unable to attract other qualified personnel, our business could be adversely affected.

  Our success largely depends on the continuing contributions of our management. Our managers have been with our company for an average of 15 years and have successfully implemented our past strategic acquisitions. In particular, our chief executive officer, chief operations officer, and chief financial officer have been with our company since its founding. The loss of key personnel or our potential inability to attract and retain other qualified managers could adversely affect us.

Risks Relating to Mexico

  If Mexico experiences future political and economic crises, our business could be adversely affected.

  We are a Mexican company with a substantial part of our operations in Mexico. As a result, the political and economic environment within Mexico can have a significant impact on our financial condition and results of operations.

  The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities, in general, and on us, in particular, and on market conditions, prices, and returns on Mexican securities, including our securities.

  In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by negative economic growth, exchange rate instability, high inflation, high domestic interest rates, reduced liquidity in the banking sector, reduced consumer purchasing power, and high unemployment. The last economic crisis in 1994 occurred as a result of a series of internal disruptions and political events, including a large fiscal deficit, the assassination of two political figures, substantial outflows of foreign exchange capital, significant devaluation of the Peso, and civil unrest in the southern state of Chiapas.

  Similar crises could have a material adverse effect on our financial condition and results of operations by causing volatility in domestic demand for packaging and paper products and domestic shipment volumes, a substantial increase in our interest expense, and an increase in our cost of goods and services purchased in Pesos.

  Our profitability may be adversely affected by currency fluctuations.

  As at March 31, 2001, we had Ps 7,379.1 million (US$777.3 million) of outstanding long-term debt, 100% of which was denominated in U.S. Dollars. We are exposed to a Peso devaluation risk. The Peso has devalued substantially against the U.S. Dollar in the past and may devalue significantly in the future. The value of the Peso, based on the representative rate, the exchange rate which is calculated and published by the Mexican Central Bank (Banco de Mexico), declined by 61% against the U.S. Dollar during 1994, by an additional 54% during 1995 and continued to weaken between 1995 and 1998. A devaluation of the Peso would negatively affect our results of operations by increasing our cost of borrowing since the Peso cost of interest payments on our U.S. Dollar indebtedness would increase.

  In 2000, the Peso appreciated against the U.S. Dollar. An appreciation of the Peso against the U.S. Dollar generally results in our receiving less Pesos for our U.S. Dollar sales, but our U.S. Dollar-based costs decrease. An appreciation of the Peso against the U.S. Dollar may negatively affect us because we may not be able to pass along our increased Peso denominated costs through new increases that keep pace with inflation. In addition, an appreciation would result in intensified competition from U.S. Dollar denominated imports, which would become cheaper in Peso terms.

  Since a majority of our sales are either denominated in U.S. Dollars or linked to movements in the value of the U.S. Dollar, we do not currently engage in hedging activities to protect operations and future obligations in foreign currencies. Declines in the value of the Peso relative to the U.S. Dollar could temporarily adversely affect our ability to meet our U.S. Dollar denominated obligations, including our exchange notes, increase our interest expense and operating costs, and negatively affect the value of Mexican securities such as ours.

  We may not be able to make payments in U.S. Dollars.

  In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the Mexican government has responded by restricting the ability of Mexican or foreign persons or entities to convert Pesos to foreign currencies generally, and U.S. Dollars in particular. The Mexican government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. Dollars to meet our U.S. Dollar obligations, including our obligations on the exchange notes, and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Mexican economy.

  The price of our exchange notes may be affected by economic developments in other emerging market countries.

  The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In 1997 and 1998, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of a sharp drop in the value of Asian markets and by the economic crises in Russia and in Brazil. The market value of our exchange notes could be adversely affected by events elsewhere, especially in emerging market countries.

  Because we are not required to disclose as much financial information under Mexican law as in the United States and because our accounting standards are different than in other countries, investors may find it difficult to accurately assess our business and financial operations.

  We are a privately held entity, with the Rincon family holding 100% of our capital stock. We are not registered with the Mexican Stock Exchange and are under no obligation to disclose information in this regard. There is less publicly available information about our business than would be available about public issuers in the United States or other countries, which may result in investors having less information with which to monitor and analyze our business.

  We prepare our financial statements in accordance with Mexican GAAP. These principles differ in signifi-cant respects from U.S. GAAP as further discussed in Note 21 to our audited financial statements. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in pub-lished financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries. In addition, as a foreign registrant, the preparation of U.S. GAAP information is only performed on an annual basis.

  Judgments of Mexican courts enforcing our obligation under the exchange notes would be payable only in Pesos.

  If proceedings were brought in Mexico seeking to enforce our obligations under the exchange notes, we would not be required to discharge our obligations in a currency other than Pesos. Under the Mexican Monetary Law, an obligation to pay amounts denominated in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date of payment. This rate is currently determined daily by the Mexican Central Bank (Banco de Mexico) and published in the Mexican Official Gazette of the Federation.

  If we were declared bankrupt, you may find it difficult to collect payment on the exchange notes.

  If we were declared bankrupt by a Mexican court or if we were subject to a concurso mercantil proceeding in a Mexican court, our obligations under the exchange notes:

  . would be converted into Pesos at the exchange rate prevailing at the time of a declaration of bank-ruptcy or concurso mercantil and from Pesos into inflation indexed units at the exchange rate prevailing at that time;

  . would be dependent upon the outcome of the bankruptcy or concurso mercantil proceedings and payment, if any, would occur at the time claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient; and

  .  would cease to accrue interest.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus and consent solicitation contains forward-looking statements that involve substantial risks and uncertainties, including, in particular statements about our plans, strategies and prospects under the captions "Summary", "Operating and Financial Review and Prospects" and "Business". You can identify these statements by forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors", as well as any cautionary language in this prospectus and consent solicitation, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you tender your GID notes for our exchange notes, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus and consent solicitation could have a material adverse effect on our business, financial condition, and results of operations. The forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

  .  our substantial debt and significant debt service obligations;

  . developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental liabilities;

  .  the competitive nature of the industries in which we are operating;

  . changes in the U.S. Dollar-Peso exchange rate, interest rates and other domestic, and international market and industry conditions;

  .  the cyclicality of the paper and packaging industries; and

  .  our ability to keep key personnel required to operate our business.

                              THE EXCHANGE OFFER

Terms of the Exchange Offer

  General

  Upon the terms and subject to the conditions set forth in this prospectus and consent solicitation, we are offering to issue our exchange notes in exchange for your GID notes. We are offering to issue US$1,030 in principal amount of exchange notes for US$1,000 in principal amount of GID notes. In addition, we are offering to make a consent payment equal to US$30 per US$1,000 principal amount of GID notes that you tender, which is payable as described under "--Consent Solicitation." Including the consent payment, the total consideration being offered is equal to US$1,060 per US$1,000 principal amount of tendered GID notes.


  You may select the form of consideration that you will receive for your GID notes from the following two options, subject to the limitations described below:

  .  new 13 1/8% senior notes due 2006; and

  .  new 13 1/2% senior notes due 2008.


  We are offering to exchange up to a maximum of US$50 million in aggregate principal amount of GID notes for 2006 notes and US$200 million in aggregate principal amount of GID notes for 2008 notes.

  You do not have to choose the same option for all the GID notes that you tender. You do not have to tender all your GID notes to participate in this exchange offer.

  The 2006 notes will be treated as a single class with our US$180.0 million 13 1/8% senior notes due 2006 that we issued in February 2001 and will be issued under the same indenture. The CUSIP number of the 2006 notes is 21986MAA3. Assuming we issue the maximum amount of 2006 notes offered in this exchange offer, we will issue an additional US$51.5 million of 2006 notes and there will be US$231.5 million 2006 notes outstanding.


  Our exchange notes will be issued only in denominations of US$1,000 principal amount and integral multiples of US$1,000. Any fractional principal amount of exchange notes which a registered holder is entitled to receive in will be paid in cash. Only registered holders will be entitled to receive this cash payment.



  Either type of the exchange notes may be oversubscribed. In the event of oversubscription, we will issue the oversubscribed type of exchange notes on a pro rata basis in exchange for all GID notes tendered for the oversubscribed type of exchange notes and will issue the other type of exchange notes in exchange for the balance of the tendered GID notes. Therefore, you may receive a different type of exchange note than that for which you tendered for a portion of the GID notes that you tendered.


  We will not determine whether either of the exchange notes have been oversubscribed until after the expiration of the exchange offer. When we make this determination, we will publicly announce whether either of the exchange notes has been oversubscribed and the effect of any required reduction or proration. You will not be able to withdraw your tender of GID notes at the time we make this determination even if it may affect the type of exchange note you will receive.

  The following tables illustrate how our exchange notes will be distributed for every US$1,000 principal amount of GID notes in the following scenarios:

Assuming all of the tendering holders select the 2008 notes by the consent date:



                                                                       %
Allocation of
               Principal amount of                                          2008
Participation  tendered GID notes  2006 notes issued 2008 notes issued notes selected
-------------  ------------------- ----------------- -----------------
---------------
100%             $250.00 million    $51.50 million    $212.00 million
80.00%

90%               225.00 million     25.75 million     212.00 million
88.89%

80%               200.00 million          --           212.00 million
100.00%


  As an example, assume a registered holder tenders US$10,000,000 of GID notes prior to the consent date and elects to receive 2008 notes only. Assume 80% of the GID notes are tendered in the exchange offer. We would exchange US$10,000,000 million in principal amount of GID notes for US$10,300,000 million principal amount of 2008 notes. In addition, the holder would receive a consent payment of US$300,000 in principal amount of additional 2008 notes.


Assuming all of the tendering holders select the 2006 notes by the consent date:



                                                                       %
Allocation of
               Principal amount of                                          2006
Participation  tendered GID notes  2006 notes issued 2008 notes issued notes selected
-------------  ------------------- ----------------- -----------------
---------------
100%             $250.00 million    $51.50 million    $212.00 million
20.00%

90%               225.00 million     51.50 million     185.50 million
22.22%

80%               200.00 million     51.50 million     159.00 million
25.00%


  As an example, assume a registered holder tenders US$10,000,000 of GID notes prior to the consent date and elects to receive 2006 notes only. Assume 80% of the GID notes are tendered in the exchange offer. We would exchange US$2,500,000 million in principal amount of GID notes for US$2,575,000 million in principal amount of 2006 notes and US$7,500,000 million in principal amount of GID notes for US$7,725,000 million principal amount of 2008 notes. In addition, the holder would receive a consent payment of US$75,000 in cash and US$225,000 in principal amount of additional 2008 notes.



  Any fractional principal amount of exchange notes due will be paid to registered holders in cash.

  The GID notes will be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders of GID notes for the purposes of receiving our exchange notes and cash and delivering our exchange notes and cash to the holders.

  Holders of GID notes who desire to tender their GID notes will be required to consent to the proposed amendments to the GID indenture. The delivery of an agent's message will constitute the consent of the holder to the proposed amendments.

  As of the date of this prospectus and consent solicitation, US$250 million aggregate principal amount of the GID notes are outstanding. This prospectus and consent solicitation and the enclosed consent and letter of transmittal are first being sent on or about July 30, 2001, to all holders of GID notes known to us. Subject to the conditions set forth in this prospectus and consent solicitation, we will accept for exchange all GID notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. See "--Termination and Conditions."


  Only registered holders of GID notes can effectively tender and consent to the proposed amendments to the GID indenture. Beneficial owners of GID notes registered in the name of a broker, dealer, commercial bank, trust company or nominee are urged to contact the registered holder promptly and instruct the registered holder to tender and consent on your behalf.

  We reserve our right to purchase or make offers for any GID notes that remain outstanding subsequent to the expiration date or, to terminate the exchange offer as set forth under "--Termination and Conditions." We also reserve our right to redeem GID notes as a whole or in part and from time to time, as permitted by the GID indenture, and to purchase GID notes in the open market in privately negotiated transactions or otherwise, to the extent permitted by applicable law. Following consummation of the exchange offer, the terms of any purchases or offers could differ from the terms of the exchange offer.

  Tendering holders of GID notes will not be required to pay any brokerage commissions or fees or, subject to the instructions in the consent and letter of transmittal, transfer taxes with respect to the exchange of GID notes pursuant to the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with this exchange offer. See "--Fees and Expenses" below.

  Expiration Date; Extensions; Amendments; Termination

  The exchange offer will expire at 5:00 p.m., New York City time on August 27, 2001, unless extended. When we use the term "expiration date" in this prospectus and consent solicitation, we mean 5:00 p.m., New York City time on August 27, 2001, unless we, in our sole discretion prior to the expiration date, extend the exchange offer, in which case the expiration date shall be the latest date to which we extend the exchange offer. If we make a material change in the terms of the exchange offer, or if we waive a material condition of the exchange offer, we will extend the exchange offer to the extent required under the Securities Exchange Act of 1934, as amended.


  To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and we will notify the holders of GID notes, or cause them to be notified, as promptly as practicable after the expiration date. Notification may state that we are extending the exchange offer for a specified period of time.

  We reserve the right (1) to delay acceptance of any GID notes, to extend the exchange offer or to terminate the exchange offer and not accept GID notes not previously accepted if any of the conditions shall not have been satisfied or waived by us prior to the expiration date, by giving oral or written notice of delay, extension or termination to the exchange agent; or (2) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the GID notes. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the GID notes of the amendment and extend the exchange offer to the extent required by the Securities Exchange Act. In particular, Rule 14e-1 requires us to (1) extend the exchange offer for ten business days if we increase or decrease the amount of GID notes sought for tender and (2) issue a press release or other public announcement if we extend the exchange offer. See "-- Termination and Conditions."

  Revocations of consents by holders of GID notes who have tendered their GID notes for exchange may only be effected by the holders by a timely and proper revocation of consent and withdrawal of their GID notes to which revocations pertain. Withdrawal will exclude the withdrawn GID notes from the exchange offer unless the GID notes are validly re-tendered and not withdrawn. Withdrawal of your GID notes, however, after the consent date, will not revoke your consent. See "--Withdrawal Rights and Revocation of Consents."

Termination and Conditions

  Notwithstanding any other provision of the exchange offer and consent solicitation, or any extension of the exchange offer and consent solicitation, we shall not be required to accept for exchange any GID notes, issue any of our exchange notes or make any payment for the consents, and we may terminate or amend the exchange offer and consent solicitation if at any time prior to or on the expiration date, we determine, in our reasonable judgment, that any of the following conditions has not been satisfied:

  . we shall have received more than 80% of the outstanding principal amount of the GID notes in this exchange offer;

  . there shall not have occurred or be likely to occur any event affecting our business or financial affairs that would or might prohibit, prevent, restrict or delay consummation of the exchange offer, the consent solicitation or the proposed amendments or that will, or is reasonably likely to impair the contemplated benefits of the exchange offer, the consent solicitation or the proposed amendments to us or might be material to holders of GID notes in deciding whether to accept the exchange offer and give their consents;

  . there shall not have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, the exchange of GID notes pursuant to the exchange offer, the consent solicitation or the proposed amendments by or before any court or governmental regulatory or administrative agency or authority, tribunal, domestic or foreign, which (1) challenges the making of the exchange offer, the consent solicitation or the proposed amendments or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer, the consent solicitation or the proposed amendments or (2) could materially adversely affect our business, condition, financial or otherwise, income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of the exchange offer, the consent solicitation or the proposed amendments to us or might be material to holders of GID notes in deciding whether to accept the exchange offer and give their consents; and

  . the trustee under the GID indenture shall have executed and delivered the supplemental indenture relating to the respective proposed amendments and shall not have objected in any respect to, or taken any action that could adversely affect the consummation of the exchange offer, the consent solicitation or our ability to effect the proposed amendments nor shall the trustee under the GID indenture have taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting consents, including the form of the consent, or in making the exchange offer or the consent solicitation.

  The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time and from time to time in our sole reasonable discretion prior to or on the expiration date. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time by us.

  We note that the Exchange Act requires that we deliver the consideration offered or return your tendered GID notes promptly after termination or withdrawal of a tender offer. Therefore, if we terminate or withdraw the exchange offer, we will promptly return any tendered GID notes to you.

Acceptance of the GID notes for Exchange; Delivery of our Exchange Notes

  Upon satisfaction or waiver of all of the conditions to the exchange offer, all GID notes properly tendered and not withdrawn will be accepted and our exchange notes will be issued promptly after our acceptance. For purposes of the exchange offer, GID notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice to the exchange agent.

  In all cases, issuance of our exchange notes for GID notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

  . an agent's message and a timely book-entry confirmation of a book-entry transfer of the GID notes to the exchange agent's account at the book-entry transfer facility; and

  .   all other required documents.

  If any tendered GID notes are not accepted for any reason, the unaccepted or nonexchanged GID notes will be credited to an account maintained with the book-entry transfer facility as promptly as practicable after the expiration or termination of the exchange offer. Consents related to the returned GID notes shall be deemed revoked.

How to Tender

  GID notes tendered in the exchange offer must be in denominations of US$1,000 principal amount and any integral multiple of US$1,000.

  When you tender your GID notes, and we accept the GID notes, this will constitute a binding agreement between you and us, subject to the terms and conditions set forth in this prospectus and consent solicitation and the enclosed consent and letter of transmittal.

  On or prior to the expiration date, in order to participate in the exchange offer you must tender and deliver your GID notes by delivering to the exchange agent a computer generated message, called an "agent's message", transmitted by means of the book-entry transfer facility's Automated Tender Offer Program ("ATOP") system. The agent's message, in part, confirms that a book-entry transfer of the GID notes into the exchange agent's account at the book-entry transfer facility has occurred. It also states that the book-entry facility has received an express acknowledgment from the participant of the book-entry transfer facility who is tendering the GID notes that:

  .   the participant has received the consent and letter of transmittal;

  .   the participant has agreed to be bound by its terms; and

  .   we may enforce the terms of the consent and letter of transmittal.

  In order for a book-entry transfer to constitute a valid tender of your GID notes in the exchange offer, the exchange agent must receive a confirmation of book-entry transfer of your GID notes into the exchange agent's account at the book-entry transfer facility prior to the expiration date.

  The method of delivery of agent's messages and all other required documents is at your election and at the risk of the holder. In all cases, you should allow sufficient time to assure timely delivery. Do not send letters of transmittal or agent's messages or other required documents to us.

  We will determine all questions as to the validity, form, eligibility-- including time of receipt--and acceptance of GID notes tendered for exchange in our sole discretion prior to the expiration date. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of GID notes improperly tendered or to not accept any GID notes, the acceptance of which might be unlawful as determined by us or our counsel. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any GID notes either before or after the expiration of the exchange offer--including the right to waive the ineligibility of any holder who seeks to tender GID notes in the exchange offer. Our interpretation of the terms and conditions of the exchange offer as to any particular GID notes either before or after the expiration of the exchange offer--including the terms and conditions of the consent and letter of transmittal and the accompanying instructions-- will be final and binding. Unless waived, any defects or irregularities in connection with tenders of GID notes for exchange must be cured within a reasonable period of time, as determined by us. Neither we, The Chase Manhattan Bank, as exchange agent, nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of GID notes for exchange, nor will we have any liability for failure to give this notification.

  Signatures and Signature Guarantees

  A participant of the book-entry facility might require that a beneficial holder of a GID note sign the consent and letter of transmittal or a notice of withdrawal, as the case may be, and provide a signature guaranty. Signatures on a consent and letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless you are either (1) a registered GID note holder and have not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the consent and letter of transmittal or
(2) you are exchanging GID notes for the account of an eligible guarantor institution. An eligible guarantor institution means:

  .  Banks, as defined in Section 3(a) of the Federal Deposit Insurance Act;

  . Brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers and government securities brokers, as defined in the Exchange Act;

  .  Credit unions, as defined in Section 19B(1)(A) of the Federal Reserve
     Act;

  . National securities exchanges, registered securities associations, and clearing agencies, as these terms are defined in the Exchange Act; and

  . Savings associations, as defined in Section 3(b) of the Federal Deposit Insurance Act.

  If signatures on a consent and letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantor must be an eligible guarantor institution.

  If you are a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or act in a similar fiduciary or representative capacity, and are requested to sign the consent and letter of transmittal or a notice of withdrawal, you must indicate your status when signing. If you are acting in any of these capacities, you must submit proper evidence satisfactory to us of your authority to so act unless we waive this requirement.

  Book-Entry Transfer

  The exchange agent will make a request to establish an account with respect to the GID notes at the book-entry transfer facility's ATOP system for purposes of the exchange offer within two business days after the date of this prospectus and consent solicitation. Once established, any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of GID notes by causing the book-entry transfer facility to transfer the GID notes into the exchange agent's account at the book-entry transfer facility in accordance with the book-entry transfer facility's procedures for transfer. When you tender your notes by book-entry delivery, you are still bound by the terms of the consent and letter of transmittal.

Withdrawal Rights and Revocation of Consents

  Tenders of GID notes may be withdrawn at any time prior to August 27, 2001. You may revoke your consent only by withdrawing your tendered GID notes prior to the consent date. You may not revoke your consent to the proposed amendments to the GID indenture after the consent date.


  For a withdrawal of a tender to be effective, a written notice of withdrawal must be received by the exchange agent prior to August 27, 2001 at the address set forth on the inside back cover of this prospectus and consent solicitation. Any notice of withdrawal must:


    . specify the name of the person that tendered the GID notes to be withdrawn;

    . identify the GID notes to be withdrawn, including the principal amount of GID notes;

    . specify the number of the account at the book-entry transfer facility from which the GID notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn GID notes and otherwise comply with the procedures of the facility;

    . contain a statement that the holder is withdrawing its election to have the GID notes exchanged; and

    . specify the name in which the GID notes are to be registered, if different form the person who tendered the GID notes.

  We will determine all questions as to the validity, form, eligibility and time of receipt of the notice, and our determination shall be final and binding on all parties. Any GID notes so withdrawn will be deemed not to have validly tendered for exchange for purposes of the exchange offer. Any GID notes that have been tendered for exchange but are not exchanged for any reason will be credited to an account maintained with the applicable book-entry transfer facility for the GID notes as soon as practicable after withdrawal, rejection of tender of termination of the exchange offer. Properly withdrawn GID notes may be retendered by following the procedures described under "--How to Tender" above at any time prior to the expiration date.

Exchange Agent

  The Chase Manhattan Bank has been appointed as exchange agent for the exchange offer and consent solici-tation. Agent's messages and all correspondence in connection with the exchange offer should be sent or delivered by each GID note holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the exchange agent at the addresses set forth on the back cover page of the prospectus and consent solicitation and on the final page of the consent and letter of transmittal. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Information Agent

  D.F. King & Co., Inc. has been appointed as information agent for the exchange offer and consent solicita-tion, and will receive customary compensation for its services. We will also reimburse the information agent for its reasonable out-of-pocket expenses. Questions concerning tender procedures and requests for additional copies of this prospectus and consent solicitation or the consent and letter of transmittal should be directed to the information agent at the address and telephone numbers set forth on the back cover page of the prospectus and consent solicitation and on the final page of the consent and letter of transmittal. Holders of GID notes may also contact their broker, dealer, commercial bank or trust company for assistance concerning the exchange offer and consent solicitation.

Dealer Manager and Solicitation Agent

  We have retained Banc of America Securities LLC as our exclusive dealer manager and solicitation agent in connection with the exchange offer. We will pay Banc of America Securities a customary fee for its services. We have also agreed to reimburse Banc of America Securities for its out-of-pocket expenses and to indemnify it against certain liabilities, including liabilities under federal securities laws. Any questions regarding the terms of the exchange offer or consent solicitation should be directed to the dealer manager and solicitation agent at the address and telephone number set forth on the back cover page of the prospectus and consent solicitation and on the final page of the consent and letter of transmittal.

  Banc of America Securities and/or its affiliates provide banking and investment banking services to us including actively trading in the GID notes and existing 2006 notes. From time to time, Banc of America Securities and/or its affiliates may provide other banking, investment banking or advisory services to us and our subsidiaries. Banc of America Securities expects to trade the exchange notes for its own account or for the accounts of its customers. Accordingly, Banc of America Securities may hold long or short positions in the exchange notes at any time.

Fees and Expenses

  The expenses of soliciting tenders, consents, and waivers pursuant to the exchange offer and consent solicitation will be paid by us.

Payment of Solicitation Fee

  We will pay to soliciting dealers a solicitation fee of US$2.50 per US$1,000 in principal amount of GID notes tendered, not withdrawn and accepted for purchase and paid pursuant to the exchange offer, provided, that the aggregate solicitation fee paid to any one soliciting dealer shall not exceed US$15,000. As used herein, a "soliciting dealer" is an entity covered by a letter of transmittal which designated its name as having solicited and obtained the tender, and is:

    . any broker or dealer in securities, excluding the dealer manager and solicitation agent which is a member of any national securities exchange or of the National Association of Securities Dealers
       (NASD);

    . any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member; or

    .  any bank or trust company.

  No such fee shall be payable to a soliciting dealer with respect to the tender of GID notes by a holder unless the letter of transmittal accompanying such tender designates such soliciting dealer. No such fee shall be payable to a soliciting dealer in respect of GID notes registered in the name of such soliciting dealer unless such GID notes are held by such soliciting dealer as nominee and are being tendered for the benefit of one or more beneficial owners identified on the letter of transmittal. No such fee shall be payable to a soliciting dealer if such soliciting dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No such fee shall be paid to a soliciting dealer with respect to GID notes tendered for such soliciting dealer's own account. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of us, DTC, the dealer manager and solicitation agent or the information agent for purposes of the exchange offer. For all purposes noted in all materials related to the exchange offer, the term "solicit" shall be deemed to mean no more than "processing GID note tendered" or "forwarding to customers materials relating to the exchange offer."

  We will also, upon request, reimburse soliciting dealers for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the exchange offer to their customers.

  We will also pay all transfer taxes, if any, applicable to the exchange of GID notes pursuant to the exchange offer. If, however, our exchange notes or GID notes for principal amounts not tendered or accepted for exchange are to be issued in the name of any person other than the registered holder of the GID notes tendered, or if tendered GID notes are registered in the name of any person other than the person for whom the agent's message is being transmitted, or if a transfer tax is imposed for any reason other than the exchange of GID notes pursuant to this exchange offer, then the amount of any transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of taxes or exemption therefrom is not submitted to the exchange agent, the amount of transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange

  Consummation of the transactions contemplated by this prospectus and consent solicitation will have conse-quences to holders of the GID notes who do not tender their GID notes in the exchange offer, including, without limitation, that the covenants and other terms set forth in the GID indenture, as proposed to be amended, with respect to the GID notes will be less restrictive, and will afford less protection to holders than those in that GID indenture. The proposed amendments would, among other things, eliminate substantially all of the restrictive covenants contained in the GID indenture. See "The Consent Solicitation--The Proposed Amendments."

  In addition, the trading market for unexchanged GID notes could become limited or nonexistent due to the reduction in the amount of the GID notes outstanding after completion of the exchange offer, which may adversely affect the market price and price volatility of the GID notes. See "Risk Factors--If you do not exchange your GID notes, there may be a smaller public trading market for your GID notes" and "--If you do not exchange your GID notes, your rights under the GID indenture will be substantially diminished and the market price of your GID notes may decline."

                           THE CONSENT SOLICITATION

  Concurrently with the exchange offer, we are soliciting consents from the holders of the GID notes to the proposed amendments to the GID indenture. The delivery of an agent's message will constitute the consent of the tendering holder to the proposed amendments. Holders may not deliver consents without tendering their GID notes in the exchange offer. You may not revoke your consent after the consent date.

Consent Date

  The consent date is the later of (1) 5:00 p.m., New York City time, on August 14, 2001, or (2) the time the required consent to the proposed amendments is received.


Required Consents

  Consents from holders of a majority in principal amount of GID notes outstanding must be received in order to amend the GID indenture in the manner contemplated by the consent solicitation. For a description of the proposed amendments to the GID indenture, see "--The Proposed Amendments."

  If the requisite consent is received with respect to the GID notes and the exchange offer is consummated, then GID and the GID indenture trustee will execute a supplemental indenture setting forth the proposed amendments with respect to the GID notes and the GID indenture, as so supplemented, will become effective on the date we consummate the exchange offer. Each non-exchanging holder of GID notes will be bound by the supplemental indenture even if the holder did not give its consent. The GID indenture, without giving effect to the proposed amendments, will remain in effect until the proposed amendments become effective upon the consummation of the exchange offer. If the exchange offer is terminated or withdrawn, the proposed amendments will not become effective and all consents and waivers will be deemed revoked. See "--The Proposed Amendments."

Revocation of Consents

  Consents may be revoked at any time prior to the consent date by the withdrawal of a tender of the GID notes in accordance with the instructions for withdrawal. See "The Exchange Offer--Withdrawal Rights and Revocation of Consents." Any withdrawal of tendered GID notes prior to the consent date will be deemed to be a revocation of the related consent.

Consent Payment

  If we receive the required consent with respect to the GID notes, then on the date we consummate the exchange offer, each holder of GID notes who, as of the consent date, has given a valid consent shall be entitled to receive a consent payment. The consent payment will be equal to US$30 per US$1,000 principal amount of GID notes validly tendered and not withdrawn, payable in
(i) cash to the extent that you receive 2006 notes and (ii) additional 2008 notes to the extent you receive 2008 notes. Because 2008 notes will be issued in denominations of US$1,000, any fractional principal amount of 2008 notes will be paid in cash. Only registered holders will be entitled to receive the cash payment.



  If, prior to the consent date, a holder's GID notes are not validly tendered and the related consent is not validly given pursuant to the exchange offer and consent solicitation, the holder will not receive the consent pay-ment even if the proposed amendments become effective. We will not pay the consent payment if we do not receive a majority of the holders with respect to the GID notes or if we do not consummate the exchange offer. Holders who tender their GID notes after the consent date will not receive the consent payment.

  Holders of GID notes may give their consent to the proposed amendments only by tendering their GID notes in the exchange offer and will be deemed to have given their consent by so tendering. The delivery of an agent's message with respect to a holder's GID notes will constitute the delivery of a consent with respect to their GID notes.

The Proposed Amendments

  We are soliciting the consent of the holders of GID notes to the proposed amendments to the GID indenture. The proposals, if adopted and effected, will eliminate substantially all of the restrictive covenants in the GID indenture. The following is a list of the covenants proposed to be deleted. For more complete information regard-ing the covenants to be deleted and the effects of the proposed amendments, we urge you to review the GID indenture.






  The supplemental indenture would, in substance, eliminate the following covenants from the GID Indenture:


    .  the limitation on indebtedness;


    .  the limitation on restricted payments;


    . the limitation on dividend and other payment restrictions affecting subsidiaries;


    . the limitation on the issuance of capital stock and indebtedness of subsidiaries;


    .  the limitation on transactions with affiliates;


    .  the limitation on liens;


    .  the limitation on sale and leaseback transactions;


    .  the limitation on asset sales;


    .  the limitation on mergers;


    . the requirement to make an offer to purchase upon a change of control;


    .  the requirement to file reports with the SEC; and






    .  the requirement to pay taxes or other claims.


  In addition, the supplemental indenture eliminates those events of default that are related to the covenants described above.

                                EXCHANGE RATES

  The following table sets forth, for the periods indicated, the high, low, average and period-end free market rate, or, as the case may be, noon buying rate as reported by the Federal Reserve Bank of New York, for the purchase of U.S. Dollars, expressed in nominal Peso/Dollar.

                                                       Noon Buying Rate(1)
                                                  ------------------------------
                                                                          Period
                                                   High   Low  Average(2)  End
                                                  ------ ----- ---------- ------
Year ended December 31,
  1996...........................................  8.045 7.325   7.635    7.881
  1997...........................................  8.410 7.717   7.917    8.070
  1998........................................... 10.630 8.040   9.152    9.901
  1999........................................... 10.600 9.243   9.563    9.480
  2000 (full year)............................... 10.087 9.188   9.475    9.618
    December.....................................  9.618 9.370   9.467    9.618


                                                        Noon Buying Rate(1)
                                                   -----------------------------
                                                                          Period
                                                   High   Low  Average(2)  End
                                                   ----- ----- ---------- ------
February 2001..................................... 9.780 9.657   9.711    9.692
March 2001........................................ 9.706 9.485   9.599    9.485
April 2001........................................ 9.422 9.187   9.328    9.261
May 2001.......................................... 9.291 8.946   9.147    9.165
June 2001......................................... 9.180 9.045   9.088    9.000
July 1 through July 24, 2001...................... 9.360 9.027   9.171    9.107

--------
(1)  Source: Federal Reserve Bank of New York.
(2)  Average of month-end rates.

                                USE OF PROCEEDS

  We will not receive any proceeds from the issuance of the exchange notes. We will use our own cash to pay the fees and expenses relating to this exchange offer (excluding consent fees) estimated at US$3.0 million (Ps28.5 million), assuming all of the GID notes are tendered in the exchange offer.

                                CAPITALIZATION

  The following table sets forth our historical consolidated short-term debt and capitalization on a Mexican GAAP basis as of March 31, 2001.

  The adjusted column gives effect to the exchange offer assuming all of the GID notes are tendered in the exchange offer. The adjusted column also gives effect to the prepayment of certain outstanding indebtedness in May 2001.



                                                 March 31, 2001
                                              --------------------
                                               Actual  As adjusted   As adjusted
                                              -------- -----------   -----------
                                                  (millions of
                                                 constant Pesos          (in
                                              restated as of March   millions of
                                                   31, 2001)           US$)(1)
Cash and temporary investments...............    488.9     446.2(2)       47.0
Short-term debt:
  Bank loans.................................    246.5     246.5          26.0
                                              --------  --------       -------
  Total short-term debt......................    246.5     246.5          26.0
                                              --------  --------       -------
Long-term debt:
  Seller note (3)............................    404.4     404.4          42.6
  Bank loans (4).............................  2,892.6   2,634.4         277.5
  GID notes..................................  2,373.3       --            --
  2006 notes (5).............................  1,708.8   2,197.7         231.5
  2008 notes (6).............................      --    2,012.6         212.0
                                              --------  --------       -------
    Total long-term debt.....................  7,379.1   7,249.1         763.6
                                              --------  --------       -------
Total debt...................................  7,625.5   7,495.6         789.6
                                              ========  ========       =======
Stockholders' equity:
  Total stockholder's equity.................  7,569.2   7,569.2         797.3
                                              --------  --------       -------
    Total majority interest..................  6,170.5   6,170.5         650.0
    Total minority interest..................  1,398.7   1,398.7         147.3
                                              --------  --------       -------
    Total capitalization..................... 15,194.7  15,064.8       1,586.9
                                              ========  ========       =======

--------

(1)  Translated using the exchange rate of March 31, 2001 of US$1.00 to Ps
     9.4933 published by the Mexican Central Bank (Banco de Mexico).


(2) We will pay the cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be approximately US$3.0 million. Such expenses include fees and expenses of the information agent, the exchange agent and trustee, expenses of soliciting dealers, accounting and legal fees and printing costs, among others. In addition, we will pay US$1.5 million in cash related to the cash portion of the consent fee.




(3) As a result of the acquisition of Durango Paper Company we issued a seller subordinated note in the amount of US$27.5 million (Ps 259.8 million) in favor of HG Estate. After a purchase price adjustment, the amount is now US$24.5 million (Ps 231.4 million). In 2000, an additional US$18.1 million (Ps 173.0 million) in seller subordinated notes were issued for financing a portion of the "cluster rules" investment, of which US$18.1 million (Ps 173.0 million) was outstanding at March 31, 2001. For a discussion of our "cluster rules" investment, see "Business-- Environmental Matters."


(4) Reflects the receipt of US$27.2 million in net proceeds from the sale of two converting facilities of Durango Paper Company which was used to prepay part of the Bank of America loan in May 2001.


(5) Reflects the issuance of additional 2006 notes in this exchange offer on the basis of US$1,030 in principal amount of 2006 notes for US$1,000 in principal amount of GID notes.


(6) Reflects the issuance of the 2008 notes in this exchange offer on the basis of US$1,030 in principal amount of 2008 notes for US$1,000 in principal amount of GID notes, as well as the payment of the consent payment in additional 2008 notes.

                            SELECTED FINANCIAL DATA

  The following table sets forth our selected combined and consolidated financial data for each of the periods presented. The data does not represent all of our financial information. You should read this information together with the audited annual combined and consolidated financial statements as of December 31, 1999 and 2000 and for the three years then ended, the unaudited condensed consolidated interim financial statements as of and for the three-month periods ended March 31, 2000 and 2001 appearing elsewhere in this prospectus and consent solicitation and the information under "Operating and Financial Review and Prospects."

  We have controlled GID since March 2000 and we currently own 59% of GID. As a result, the financial statements for the year ended December 31, 2000 and for the three-month periods ended March 31, 2000 and 2001 are presented on a consolidated basis. Prior to March 2000, GID and Corporacion Durango were under common ownership and control of the Rincon family. Therefore, the financial statements for the years ended December 31, 1998 and December 31, 1999 are presented on a combined basis, combining the accounts of Corporacion Durango and its subsidiaries and GID and its subsidiaries.

  The data as of and for the years ended 1996 and 1997 has been derived from the audited consolidated financial statements of each of Corporacion Durango and its subsidiaries and GID and its subsidiaries which include the necessary combination adjustments in order to be consistent with the data presented for the three years ended December 31, 2000.

  In the opinion of management, the selected consolidated statement of operations data, other financial data, and balance sheet data as of and for the three-month periods ended March 31, 2000 and 2001 include all adjustments necessary for a fair presentation of our financial condition and results of operations for those periods. The results of operations for interim periods are not necessarily indicative of a full year's operations.

  Operating income plus depreciation and amortization is referred to by us as adjusted EBITDA. Operating income under U.S. GAAP may differ from operating income under Mexican GAAP due to U.S. GAAP adjustments and also because provisions for employee profit sharing are reclassified as an operating expense under U.S. GAAP. Adjusted EBITDA to net interest is calculated as adjusted EBITDA divided by the sum of gross interest expense and gross interest income. Net debt to adjusted EBITDA is calculated as the sum of short-term debt and long-term debt, less cash and temporary investments, with the resulting difference divided by adjusted EBITDA. EBITDA is not a measure of financial condition or performance under either Mexican GAAP or U.S. GAAP and should not be considered as a substitute for those measures under either Mexican GAAP or U.S. GAAP. In addition, all companies do not calculate EBITDA in a uniform manner so that our EBITDA calculations may not be comparable to those of other companies.

  The data as of March 31, 2000 and 2001 and for the three months then ended included herein and throughout this prospectus and consent solicitation is presented in constant Pesos as of March 31, 2001 whereas all other information presented herein is presented in December 31, 2000 constant Pesos. In the opinion of management, the restatement has not had a significant impact given the relative low inflation for the three months ended March 31, 2001.

  The Peso/Dollar exchange rate at December 31, 2000 was Ps 9.6098 = US$1.00 and at March 31, 2001, was Ps 9.4933 = US$1.00. In addition, inflation increased 1.12% from December 31, 2000 to March 31, 2001.

                                         Year Ended December 31,
      Three Months Ended March 31,

-----------------------------------------------------------
---------------------------------
                            1996      1997      1998      1999      2000
2000       2000        2001       2001
                          --------  --------  --------  --------  --------
--------- ----------  ----------  ---------

     (millions of constant

     Pesos restated as of
                              (millions of constant Pesos restated
(millions    March 31, 2001,      (millions
                           as of December 31, 2000, excluding ratios)        of
US$)    excluding ratios)      of US$)
Combined and
 Consolidated Statement
 of Income Data:
Mexican GAAP:
Net sales...............   4,745.6   4,947.5   6,034.3   8,088.6  11,603.9
1,207.5     2,903.0     2,587.7     272.6
Cost of sales...........   3,276.2   3,558.3   4,485.1   6,109.8   9,556.5
994.5     2,386.5     2,141.6     225.6
Gross profit............   1,469.4   1,389.2   1,549.2   1,978.8   2,047.4
213.1       516.5       446.1      47.0
Selling, general and
 administrative
 expenses...............     336.6     350.4     422.2     633.1     723.5
75.3       180.2       169.7      17.9
Operating income........   1,132.8   1,038.8   1,127.0   1,345.7   1,323.9
137.8       336.3       276.4      29.1
Other income (expense)..    (134.6)   (180.7)   (209.4)    (81.3)    (15.2)
(1.6)        1.3         3.7       0.4
Financing (cost) result:
Interest expense........    (970.9)   (794.0)   (849.9)   (896.7)   (986.0)
(102.6)     (241.4)     (268.5)    (28.3)
Interest income.........     228.7     146.8     113.7     106.0     111.5
11.6        25.9        19.4       2.0
Foreign exchange gain
 (loss), net............    (230.1)   (181.1) (1,135.6)    301.2     (92.1)
(9.6)      148.4        57.5       6.1
Gain from monetary
 position...............   1,411.6     726.0     821.4     726.8     543.8
56.6       155.4        82.1       8.6
                          --------  --------  --------  --------  --------
-------  ----------  ----------   -------
Total financing (cost)..     439.3    (102.3) (1,050.4)    237.3    (422.8)
(44.0)       88.3      (109.5)    (11.5)
                          --------  --------  --------  --------  --------
-------
Amortization of negative
 goodwill...............     137.2     409.7   3,386.4      87.7   1,347.3
140.2       556.2       251.8      26.5
Income before income tax
 and asset taxes, profit
 sharing and minority
 interest...............   1,574.7   1,165.5   3,253.6   1,589.5   2,233.1
232.4       982.1       422.4      44.5
Provisions for:
 Income and asset
  taxes.................      (7.0)     (0.8)    (15.5)   (167.2)   (262.1)
(27.3)      (57.8)      (62.9)     (6.6)
 Employee profit
  sharing...............     (12.9)    (13.2)    (11.6)     (5.8)     (6.9)
(0.7)       (3.5)       (1.7)     (0.2)
Tax loss carryforwards..       --        --        6.9       6.9       --
--          --          --        --
 Deferred utilization of
  income tax............       --        --        --        --     (347.5)
(36.2)      (91.5)       19.7       2.1
Net income before
 minority interest......   1,554.8   1,151.5   3,233.5   1,423.4   1,616.7
168.2       829.4       377.5      39.8
Minority interest.......     648.7     476.4      33.5     454.0     157.8
16.4        87.1        54.8       5.8
                          --------  --------  --------  --------  --------
-------  ----------  ----------   -------
Net income..............     906.1     675.1   3,199.9     969.5   1,458.9
151.8       742.2       322.8      34.0
                          --------  --------  --------  --------  --------
-------  ----------  ----------   -------
U.S. GAAP:
Income (loss) before
 income and asset taxes
 and minority interest..       --        --     (261.2)  1,894.3     876.1
91.2         --          --        --
Net income (loss).......       --        --     (117.7)  1,299.8      14.5
1.5         --          --        --
Combined and
 Consolidated Balance
 Sheet Data
Mexican GAAP:
Cash and temporary
 investments............     891.6     687.1   1,154.4     845.4     730.1
76.0       731.1       488.9      51.5
Total current assets....   2,732.3   2,721.6   3,840.4   5,220.5   5,011.7
521.5     4,995.1     4,605.3     485.1
Property, plant &
 equipment, net.........  10,381.8  10,758.0  15,428.2  15,649.5  15,822.9
1,646.5    15,456.7    15,809.3   1,665.3
Total assets............  13,745.3  14,044.5  19,653.4  21,279.8  21,334.9
2,220.1    20,935.7    21,027.6   2,215.0
Short-term debt,
 including current
 portion of long-term
 debt...................      92.5      54.1     609.9   1,027.9     778.6
81.0       993.0       246.5      26.0
Long-term debt..........   5,936.3   5,828.3   7,645.5   6,732.5   6,855.6
713.4     6,658.2     7,379.1     777.3
Capital stock(1)........   3,832.2   3,832.2   3,832.2   3,835.6   2,103.9
218.9     2,127.5     2,127.5     224.1
Total majority
 stockholders' equity...   3,858.0   3,842.8   6,953.6   6,895.8   5,975.8
621.8     6,025.7     6,170.5     650.0
Total minority
 stockholders' equity...   2,329.8   2,413.3   2,423.0   2,359.8   1,403.9
146.1     1,597.0     1,398.7     147.3
                          --------  --------  --------  --------  --------
-------  ----------  ----------   -------
Total stockholders'
 equity (net assets)....   6,187.8   6,256.2   9,376.6   9,255.7   7,379.7
767.9     7,622.7     7,569.2     797.3
                          --------  --------  --------  --------  --------
-------  ----------  ----------   -------
U.S. GAAP:
Total assets............       --        --        --   17,053.0  17,643.0
1,835.9         --          --        --
Total stockholders'
 equity (net assets)....       --        --        --    2,336.8   2,359.5
245.5         --          --        --

--------

(1) Capital stock is equal to capital stock plus restatement of capital stock.

                                        Year Ended December 31,
     Three Months Ended March 31,

-----------------------------------------------------------
---------------------------------
                           1996      1997      1998      1999      2000
2000       2000        2001       2001
                         --------  --------  --------  --------  --------
--------- -----------  ---------- ---------

    (millions of constant

    Pesos restated as of
                             (millions of constant Pesos restated
(millions    March 31, 2001,      (millions
                          as of December 31, 2000, excluding ratios)        of
US$)    excluding ratios)      of US$)
Other Financial Data
 (Mexican GAAP):
Adjusted EBITDA.........  1,472.7   1,358.2   1,461.1   1,809.7   1,832.5
190.7         452.7      391.3     41.2
Resources generated by
 operating activities...  1,910.9   1,122.2   1,411.2   1,467.1   1,263.2
131.4         161.3       96.3     10.1
Resources generated by
 (used in) financing
 activities.............    108.3    (214.0)  1,148.6    (352.7)  1,695.9
176.5       1,877.3      (11.5)    (1.2)
Resources used in
 investing activities... (1,734.0) (1,112.7) (2,092.4) (1,423.4) (3,074.3)
(319.9)     (2,159.8)    (331.3)   (34.9)
Capital expenditures....   (223.7)   (215.7)   (962.4)   (176.7) (1,006.3)
(104.7)       (179.3)    (220.8)   (23.3)
Adjusted EBITDA to
 interest expense.......      1.5       1.7       1.7       2.0       1.9
1.9           1.9        1.5      1.5
Adjusted EBITDA to net
 interest expense.......      2.0       2.1       2.0       2.3       2.1
2.1           2.1        1.6      1.6
Total Debt to Adjusted
 EBITDA.................      4.1       4.3       5.7       4.3       4.2
4.2           --         --       --
Net Debt to Adjusted
 EBITDA.................      3.5       3.8       4.9       3.8       3.8
3.8           --         --       --
Other Financial Data
 (U.S. GAAP)
Adjusted EBITDA.........      --        --    1,407.8   1,900.6   1,718.1
178.8           --         --       --
Cash flow provided by
 operating activities...      --        --      638.5     732.0     624.7
65.0           --         --       --
Cash flow provided by
 (used in) financing
 activities.............      --        --    1,970.3    (285.2)    295.0
30.7           --         --       --
Cash flow used in
 investing activities...      --        --   (2,305.8) (1,486.8) (1,145.9)
(119.2)          --         --       --

                      RATIO OF EARNINGS TO FIXED CHARGES

  Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes divided by fixed charges. Earnings for this purpose consist of earnings before provision for income tax plus fixed charges. Fixed charges for this purpose consist of interest expenses plus the portion of rental expenses deemed to represent interest expense under operating lease agreements and the capitalization of deferred costs related to the issuance of bonds during the period. Under U.S. GAAP, earnings for the year ended December 31, 1998 were insufficient to cover fixed charges by the amount of Ps 261.2 million.


                                                                Three Months
                                                                    Ended
                                       Year Ended December 31,    March 31,
                                       ------------------------ --------------
                                       1996 1997 1998 1999 2000  2000    2001
                                       ---- ---- ---- ---- ---- ------  ------
Ratio of earnings to fixed charges
 under Mexican GAAP................... 2.6  2.5  4.8  2.7  3.1     5.0     2.1
Ratio of earnings to fixed charges
 under U.S. GAAP...................... --   --   0.8  3.1  1.8     --      --

                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  You should read this discussion in conjunction with our audited combined and consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus and consent solicitation.

Overview

  We have controlled GID since March 2000 and we currently own 59% of GID. As a result, the financial statements for the year ended December 31, 2000 and for the three-month periods ended March 31, 2000 and 2001 are presented on a consolidated basis. Prior to March 2000, GID and Corporacion Durango were under common ownership and control of the Rincon family. Therefore, the financial statements for the years ended December 31, 1998 and December 31, 1999 are presented on a combined basis, combining the accounts of Corporacion Durango and its subsidiaries and GID and its subsidiaries.

  All significant inter-company accounts and transactions of GID and Corporacion Durango have been eliminated in the combination and consolidation, and the minority interest reflects the 41% equity interest we do not own of GID.

  Except for financial data for March 31, 2001 and March 31, 2000, which have been restated in constant Pesos of March 31, 2001, financial data for all periods throughout this section have been restated in constant Pesos as of December 31, 2000. The Peso/dollar exchange rate at December 31, 2000 was Ps
9.6098 = US$1.00 and at March 31, 2001 was Ps 9.4933 = US$1.00. Inflation
increased 1.12% from December 31, 2000 to March 31, 2001.

  Effects of Recent Acquisitions

  Our results of operations for 1998, 1999 and 2000 have been significantly influenced by the steady growth in our revenues and cost of sales resulting from the substantial acquisitions we made in the United States and Mexico during these periods. It is therefore difficult to compare our levels of net sales and cost of sales between these periods since these acquisitions have had a significant impact on our results of operations.

  These acquisitions include:

   Corrugated container facilities located in Houston, TX,
    Dallas, TX and Nogales, AZ.................................  January 1998
   Grupo Pipsamex.............................................. December 1998
   Durango Paper Company....................................... December 1999

  Primarily as a result of these acquisitions, our production increased approximately 61.3% during the last three years, from 1.5 million short tons in 1998 to 2.5 million short tons in 2000.

  For the three year period ended December 31, 2000, GID's operating income as a percentage of net sales, or operating margin, remained relatively stable, despite volatile prices, increased costs, increased competition, and Peso appreciation. Corporacion Durango's operating margin, however, has decreased throughout the three year period, as a result of integrating new businesses into its operations. The following table shows our and GID's operating margin for the periods indicated.

                        Corporacion Durango              GID
            1998              18.7%                     18.6%
            1999              16.6%                     18.7%
            2000              11.4%                     17.9%


  We have benefited from acquiring low performing assets and making them profitable by integrating them into our company. Our acquisitions have also substantially affected our product mix. In addition, we expect that the diversification of our product base will better position us to withstand cyclical fluctuations in the market. We also expect to benefit from the geographic diversification of our acquisitions, which allows us to naturally hedge our U.S. Dollar-denominated debt and to take advantage of exchange rate and price differentials in order to maximize our profit margins. Finally, with the acquisition of Grupo Pipsamex and Durango Paper Company, we acquired a substantial tax loss carry-forward totaling Ps 1,870.7 million at December 31, 2000.

  Recent Market Conditions

  We began to experience a decline in operating margins in the fourth quarter of 2000, which decline continued in the first quarter of 2001, largely as a result of the market downturn in Mexico and the United States which began in the fall 2000 and continued into 2001. Our operating margins were 10.2% in the fourth quarter of 2000 and 10.7% in the first quarter of 2001, as compared to 11.6% in the first quarter of 2000. GID's operating margins were 15.1% in the fourth quarter of 2000 and 18.4% in the first quarter of 2001, as compared to 19.1% in the first quarter of 2000. We expect to see an improvement in operating margins by the end of 2001 when we expect market conditions to improve. Our adjusted EBITDA margins were 15.0% in the fourth quarter of 2000 and 15.5% in the first quarter of 2001, as compared to 15.7% in the first quarter of 2000. GID's adjusted EBITDA margins were 21.5% in the fourth quarter of 2000 and 23.7% in the first quarter of 2001, as compared to 24.2% in the first quarter of 2000.

  In addition, as a result of the slowdown in the U.S. and Mexican economy and the Peso appreciation, our paper and packaging shipments, except newsprint shipments, began to decline in the fourth quarter of 2000 in all of our products, decreasing by 2% from the third quarter of 2000, which trend continued in the first quarter of 2001. This decline resulted in lower backlog and in the inability of the paper and packaging industry to increase prices. We expect these sales to remain stagnant in the second and third quarters of 2001, and expect an improvement in sales in the fourth quarter of 2001.

  Sales

  We produce paper, packaging and forest products in Mexico and the United States. In 2000, paper and packaging products accounted for approximately 95.7% of our total sales. In 2000, we sold approximately 59.2% of our paper and packaging products in Mexico and the remaining 40.8% in the United States. In 2000, approximately 40% of our total packaging sales were to Mexican companies that primarily export their products, including exporters located in the border region, maquiladoras located outside of the border region and other Mexican exporters.

  For the three months ended March 31, 2001, approximately 44.2% of our sales were made in U.S. Dollars, with the balance primarily U.S. Dollar-linked.

  Pricing

  From 1998 through 2000, the pricing of our products has been influenced by a number of factors, including:

  . international prices for paper and packaging products, which are significantly influenced by industry capacity utilization rates and by significant increases in capacity due to the capital intensive nature of the paper and packaging industry;

  . growth in the demand for packaging products as a result of the growth of the Mexican and U.S. economies;


  .  fluctuations in the exchange rate between the Peso and the U.S. Dollar;
     and

  . economic conditions in each of Mexico and the United States including prevailing inflation rates.

  Paper products, excluding newsprint. The paper industry is cyclical, with demand closely correlated with overall economic activity. Prices for our paper products primarily reflect international paper prices. From 1997 through June 1999, international prices for paper products were low compared to the prior four years. However, from June 1999 through December 2000, international prices for paper products recovered, the benefits of which were felt in Mexico. However, in 2001, prices remained at the same levels and the industry was unable to implement expected price increases.

  Prices for paper products in Mexico are lower than prices in the United States, reflecting the generally lower cost structure in Mexico. We compete with U.S. and Mexican producers in both the United States and Mexico.

  As a result of our production flexibility resulting from our vertical integration, we have been able to maintain a higher level of operating income during the down cycle in international paper prices than we could have achieved without vertical integration. When prices for paper products are low, we use virtually all of our paper production in our converting operations because finished products, like packaging, earn higher margins. During down cycles, our sales and cost of sales are reduced, but the overall impact on our operating income is small. During periods of higher international paper prices, we purchase paper for use in our converting operations from small Mexican paper producers at favorable rates. This allows us to export a significant portion of our higher-quality paper production and take advantage of the increased margins available from sales of our paper products outside of Mexico.

  Packaging products. In general, the prices of our packaging products fluctuate in accordance with international prices. Prices for corrugated containers in Mexico have historically tended to be approximately 15% below corrugated container prices in the United States and prices for Mexican containerboard have tended to be 10% to 15% lower than in the United States. In the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the gradual elimination of tariffs and generally low prices for packaging products in the United States over the last three years, competition from imports has increased. Our prices for packaging products over the last three years have declined in the face of competition from imports.

  Newsprint. The overall global newsprint pricing environment during 1998 and 1999 was depressed by oversupply resulting in low capacity utilization and operating margins worldwide. This environment, coupled with the elimination of tariffs effective January 1, 1999, has significantly reduced newsprint prices in Mexico. However, global prices for newsprint began to rise at the end of 1999 and we have seen higher prices for newsprint in 2000 and the first quarter of 2001. Since our acquisition of Grupo Pipsamex at the end of 1998, we are the only producer of newsprint in Mexico.

  Cost of Production

  Historically, costs of production have been incurred in Pesos, and consist primarily of raw materials, labor, energy and depreciation costs. A portion of our costs and operating expenses in Mexico are denominated in U.S. Dollars, primarily the cost of imported old corrugated containers, or OCC, and old newsprint, or ONP, which are the primary raw materials used in our paper making activities.

  The cost of virgin pulp, OCC and ONP, the primary raw materials used in the production of our paper products, is significantly affected by international prices for those products, which vary depending upon the supply and demand for finished paper. Changes in the Peso-U.S. Dollar exchange rate also affect our cost of importing OCC and ONP into Mexico. Mexican OCC or ONP prices tend to follow price movements in the United States, but are generally lower because Mexican OCC or ONP is lower in quality. We have made substantial investments to improve production, technology and domestic collection efforts, which have resulted in greater efficiency, increased yields of recyclable waste paper and higher collections of Mexican OCC and ONP, all of which result in reduced costs.

  Our energy cost represents approximately 12% of our cost of production. In particular, our mills are run primarily by electricity. We purchase 60% of our electricity needs from Comision Federal de Electricidad, the Mexican state-owned electric company, under long term contracts and we produce the remainder at our own power plants. These long term contracts guarantee the supply of electricity at prices that have historically increased by the Mexican inflation rate. We use heating oil, instead of natural gas, to produce electricity at our power plants. The prices for heating oil in Mexico have fluctuated less in 2000 than the prices for natural gas because the prices for heating oil are regulated by Petroleos Mexicanos, the Mexican state-owned oil company. Generally, the price for heating oil is not influenced by price changes in the open market because of the price regulation of the Mexican government. Instead, heating oil prices in Mexico have historically followed the trend of the Mexican inflation rate. As a result, our energy costs have risen less than if we had to purchase heating oil or natural gas on the open market. See "Business--Raw Materials--Energy."

  Inflation

  The table below shows Mexican inflation and gain from monetary position for the periods indicated according to the NCPI:

                                    Year Ended December 31,
                                    ----------------------- March 31, March 31,
                                     1998    1999    2000     2000      2001
                                    ------- ------- ------- --------- ---------
                                       (in thousands of      (in thousands of
                                    constant Pesos restated   constant Pesos
                                     at December 31, 2000,      restated at
                                      except percentages)     March 31, 2001,
                                                            except percentages)
Inflation..........................   18.6%   12.3%    8.9%     2.9%     1.1%
Gain from monetary position........ 821,355 726,751 543,756  155,407   82,084

  Generally, these levels of inflation have resulted in lower real prices since we have not been able to increase prices in line with increases in inflation. High levels of inflation have also resulted in higher Peso-based labor and raw material costs. As a result, during the periods under discussion, operating margins and net income have been negatively affected.

  In addition, a component of our "Financing Cost" includes our gain or loss from monetary position which refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain from monetary position results from holding net monetary liabilities during periods of inflation as the purchasing power represented by nominal Peso liabilities declines over time. Accordingly, since our monetary liabilities, debt and other payables exceeded our monetary assets, cash, temporary investments and accounts receivable, in 1998, 1999 and 2000 and March 31, 2000 and 2001 we recorded a gain from monetary position for those periods. This had a non-cash benefit on the income statement.

Exchange Rates

  The table below shows the appreciation and devaluation of the Mexican currency against the U.S. Dollar and the period-end exchange rates for the periods indicated:



                                                                   Three
                                                                  Months
                                                                   Ended
                                   Year Ended December 31,       March 31,
                                   ---------------------------   -----------
                                    1998      1999      2000     2000   2001
                                   -------   -------   -------   ----   ----
Peso devaluation (revaluation)
 against the U.S. Dollar(1).......    22.7%     (4.0)%     1.2%  (2.2)% (1.2)%
Mexican inflation (based on
 changes in NCPI)(1)..............    18.6%     12.3%      8.9%   2.8%   1.1%
United States inflation (based on
 changes in CPI)(1)...............     1.6%      2.7%      3.4%   1.7%   1.0%
Inflation differential (Mexican
 vs. U.S.)(2).....................    16.7%      9.4%      5.3%   1.1%   0.1%
Change in relative value of the
 Peso to the U.S. Dollar(2).......    (5.1)%    12.3%     (3.9)%  3.3%   1.3%

--------
(1) The relevant rates and their indices used to calculate the percentages in the table were as follows:

                                                      NCPI   CPI   Exchange Rate
                                                     ------ ------ -------------
     December 31, 1998.............................. 275.04 163.90    9.8963
     December 31, 1999.............................. 308.92 168.30    9.4986
     December 31, 2000.............................. 336.60  174.0    9.6098
     March 31, 2000................................. 317.60  171.2    9.2845
     March 31, 2001................................. 340.38  175.8    9.4933

(2)  Compounded

  In 1998, the Peso devalued significantly against the U.S. Dollar. A devaluation of the Peso affects our results of operations by increasing our cost of borrowing since the Peso cost of interest payments on our U.S. Dollar indebtedness increases and a foreign exchange loss is recognized on the outstanding U.S. dollar denominated indebtedness. In addition, a devaluation generally benefits Mexican traditional exports and maquiladora exports. Our ability to maintain profitable operations during periods of devaluation has been in large part a result of our strength in marketing to export-oriented customers.

  In 1999, the Peso appreciated against the U.S. Dollar. An appreciation of the Peso against the U.S. Dollar generally results in our receiving less Pesos for our U.S. Dollar sales but our U.S. Dollar-based costs decrease. An appreciation of the Peso against the U.S. Dollar negatively affects us because we have not passed along our increased costs through price increases that keep pace with inflation. In addition, we face intensified competition from U.S. Dollar-denominated imports, which become cheaper in Peso terms.

  In 2000, the Peso fluctuated throughout the year, primarily appreciating throughout the year. However, in November and December, the Peso devalued against the U.S. Dollar resulting in a devaluation of 1.2% for the year. A devaluation of the Peso against the U.S. Dollar generally results in our receiving more Pesos for our U.S. Dollar sales but our U.S. Dollar-based costs increase. In the first three months of 2001, the Peso appreciated against the U.S. Dollar, which negatively affected us because of the increased competition from U.S. dollar denominated imports, which were cheaper in Peso terms.

  The impact of exchange rate and inflation fluctuations on our interest expense and interest income are reflected in the "Interest Expense" and "Interest Income" components of "Financing Cost."

  In addition, we record a foreign exchange gain or loss with respect to U.S. Dollar-denominated monetary assets or liabilities of our Mexican subsidiaries when the Peso appreciates or depreciates in relation to the U.S. Dollar. Our U.S. Dollar-denominated monetary liabilities, which principally consist of our U.S. Dollar-denominated indebtedness for borrowed money, exceed our U.S. Dollar-denominated monetary assets, which principally consist of U.S. Dollar bank deposits. As a result, we have recorded a foreign exchange loss during each period in which the Peso depreciated in relation to the U.S. Dollar and a foreign exchange gain for each period in which the Peso appreciated in relation to the U.S. Dollar.

  Capacity Utilization

  Our operations have high fixed costs. Accordingly, to obtain low unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate. Our paper mills operated at an average capacity of approximately 98% in 1998, 93% in 1999, 95% in 2000 and 87% in the first quarter of 2001. We believe that our vertically integrated operations will allow us to maintain high levels of capacity utilization even during industry down cycles. However, we cannot assure you that this will be the case.

  Segment Reporting

  We manage our business on a product basis. Our reportable segments are:

  . Packaging: this segment includes the manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags. This segment includes the operating results of Titan.

  . Paper: this segment includes the manufacturing and selling of kraft paper, containerboard (linerboard, corrugating medium and multi-wall paper), newsprint, uncoated free sheet and coated bleached board and paper, made from natural and recycled fibers. This segment includes the operating results of Pamex, Grupo Pipsamex, McKinley Paper Company and Durango Paper Company.

  . Other business: this segment includes the manufacturing and selling of plywood, particleboard and lumber. This segment includes the operating results of Ponderosa.

  The following table shows our total sales, intersegment sales, sales to third parties, operating income and adjusted EBITDA by segment:

                                                   As of March 31, 2000

--------------------------------------------------------------------------
                               (in thousands of constant Pesos restated at March
31, 2001)

Operating income
                                        Intersegment    Sales to     Operating
before depreciation
                          Total sales      sales      third parties   income
and amortization
                         -------------  ------------  ------------- -----------
-------------------
Packaging............... Ps. 1,361,680  Ps. (16,827)  Ps. 1,344,853 Ps. 192,172
   Ps. 221,005
Paper...................     2,499,715   (1,072,017)      1,427,698     114,783
       194,840
Other...................       145,024      (14,547)        130,477      21,707
        29,219
Eliminations............    (1,103,391)   1,103,391             --        7,631
         7,631
                         -------------                ------------- -----------
   -----------
  Consolidated Total.... Ps. 2,903,028                Ps. 2,903,028 Ps. 336,293
   Ps. 452,695
                         =============                ============= ===========
   ===========




                                                   As of March 31, 2001

---------------------------------------------------------------------------
                               (in thousands of constant Pesos restated at March
31, 2001)

 Operating income
                                        Intersegment    Sales to     Operating
before depreciation
                          Total sales      sales      third parties   income
 and amortization
                         -------------  ------------  ------------- -----------
-------------------
Packaging............... Ps. 1,291,167  Ps. (19,861)  Ps. 1,271,306 Ps. 157,969
    Ps. 183,361
Paper...................     2,354,763   (1,100,864)      1,253,899     117,576
        202,823
Other...................        74,109      (11,629)         62,480       3,656
          7,866
Eliminations............    (1,132,354)   1,132,354             --       (2,758)
         (2,758)
                         -------------                ------------- -----------
    -----------
  Consolidated Total.... Ps. 2,587,685                Ps. 2,587,685 Ps. 276,443
    Ps. 391,292
                         =============                ============= ===========
    ===========

                                                   As of December 31, 1998

-------------------------------------------------------------------------------
                                (in thousands of constant Pesos restated at
December 31, 2000)

     Operating income

          before
                                         Intersegment  Sales to third
Operating     depreciation and
                          Total sales       sales         parties        income
       amortization
                         --------------  ------------  --------------
-------------  -------------------
Packaging...............  Ps. 4,329,600  Ps. (106,457)  Ps. 4,223,143   Ps.
745,514       Ps. 871,983
Paper...................      2,727,960    (1,590,686)      1,137,274
292,648           459,313
Other...................        798,027      (124,187)        673,840
88,875           129,848
Eliminations............     (1,821,330)    1,821,330             --
--                --
                         --------------                --------------
-------------     -------------
  Consolidated Total....  Ps. 6,034,257                 Ps. 6,034,257 Ps.
1,127,037     Ps. 1,461,144
                         ==============                ==============
=============     =============

                                                   As of December 31, 1999

-------------------------------------------------------------------------------
                                (in thousands of constant Pesos restated at
December 31, 2000)

     Operating income
                                         Intersegment     Sales to
Operating    before depreciation
                          Total sales       sales      third parties     income
     and amortization
                         --------------  ------------  --------------
-------------  -------------------
Packaging...............  Ps. 4,160,028  Ps.  (56,571)  Ps. 4,103,457 Ps.
635,921     Ps.   744,096
Paper...................      7,444,728    (4,084,399)      3,360,329
623,096           943,464
Other...................        682,428       (57,646)        624,782
99,743           135,219
Eliminations............     (4,198,616)    4,198,616             --
(13,037)          (13,037)
                         --------------                --------------
-------------     -------------
  Consolidated Total....  Ps. 8,088,568                 Ps. 8,088,568 Ps.
1,345,723     Ps. 1,809,742
                         ==============                ==============
=============     =============

                                                   As of December 31, 2000

-------------------------------------------------------------------------------
                                (in thousands of constant Pesos restated at
December 31, 2000)

     Operating income
                                         Intersegment     Sales to
Operating    before depreciation
                          Total sales       sales      third parties     income
     and amortization
                         --------------  ------------  --------------
-------------  -------------------
Packaging............... Ps.  5,450,299  Ps.  (84,177) Ps.  5,366,122 Ps.
680,677     Ps.   789,497
Paper...................     10,205,557    (4,471,462)      5,734,095
601,197           970,150
Other...................        556,072       (52,373)        503,699
43,900            74,694
Eliminations............     (4,608,012)    4,608,012             --
(1,855)           (1,855)
                         --------------                --------------
-------------     -------------
  Consolidated Total.... Ps. 11,603,916                Ps. 11,603,916 Ps.
1,323,919     Ps. 1,832,486
                         ==============                ==============
=============     =============


  The following is our geographic segment sales information for the periods indicated.

                                            As of December 31, 2000
                                  ---------------------------------------------
                                      1998            1999            2000
                                  -------------  --------------  --------------
                                   (in thousands of constant Pesos restated
                                             at December 31, 2000)
Mexico........................... Ps. 6,549,680  Ps. 10,502,541  Ps. 11,020,702
United States....................     1,305,907       1,784,643       5,191,226
Eliminations.....................    (1,821,330)     (4,198,616)     (4,608,012)
                                  -------------  --------------  --------------
  Consolidated Total............. Ps. 6,034,257   Ps. 8,088,568  Ps. 11,603,916
                                  =============  ==============  ==============

Condition and Results of Operations

  Three Months Ended March 31, 2001 Compared to the Three Months Ended March 31, 2000

  Net Sales

  Net sales decreased 10.9% to Ps 2,587.7 million for the three months ended March 31, 2001 from Ps 2.903.0 million for the three months ended March 31, 2000. This decrease was primarily due to a 13.6% decrease in shipments to
414.2 thousand short tons for the three months ended March 31, 2001 from 479.6 thousand short tons for the three months ended March 31, 2000. The decrease in shipments was partially offset by a 3.2% increase in average unit paper prices and average unit packaging prices for the period.

  In the first three months of 2001 compared to the same period in 2000, orders continued to slow down as a result of a weak economy in Mexico and the United States. In addition, the strong Peso versus the U.S. dollar affected domestic profitability and Mexico's export competitiveness. During the 2001 period, we took approximately 67,000 tons of market-related down time in our paper and packaging segment to match customer orders and to reduce our inventories. While average unit prices increased moderately during the period due to an improved product mix, downward pressure on pricing continued.


  Net sales from our paper segment decreased 12.2% to Ps 1,253.9 million for the three months ended March 31, 2001 from Ps 1,427.7 million for the three months ended March 31, 2000. This decrease was due to lower shipments, to
215.5 thousand short tons from 248.1 thousand short tons. Our lower shipments were primarily due to a 16.9% decrease in our linerboard shipments partly as a result of the market downturn in Mexico and in the United States, and a 29.5% decrease in kraft paper shipments because of the temporary shut down of one of Durango Paper Company's three paper machines scheduled for an upgrade. These decreases were partially offset by a 1.1% increase in average unit paper prices as a result of a shift in our product mix.


  Net sales from our packaging segment decreased 5.5% to Ps 1,271.3 million for the three months ended March 31, 2001 from Ps 1,344.9 million for the three months ended March 31, 2000. This decrease was due to a 4.8% decrease in shipments, primarily of corrugated containers, to 183.6 thousand short tons from 192.9 thousand short tons. These decreases were mainly due to lower demand from the Mexican export and maquiladora sectors, and the Peso appreciation relative to the U.S. dollar. Average unit packaging prices decreased 1%, in boxes, during the period, accounting for the remainder of the change in net sales from this segment.

  Net sales from our other segment decreased 52.1% to Ps 62.5 million for the three months ended March 31, 2001 from Ps 130.5 million for the three months ended March 31, 2000. This decrease was mainly due to a 61% decrease in shipments to 15.1 thousand short tons from 38.7 thousand short tons. Our lower shipments were mainly due to the slowdown of the international economy and the construction industry as well as the subsequent reduction of the government budget for the construction sector. We took advantage of this period of reduced demand by temporarily shutting down one of our mills to upgrade the mill to produce higher quality and higher priced products.


  Cost of Sales

  Cost of sales decreased 10.3% to Ps 2,141.6 million for the three months ended March 31, 2001 from Ps 2,386.5 million for the three months ended March 31, 2000. This decrease was primarily due to lower shipments and lower costs in raw materials. Average prices of OCC, which account for approximately 55% of our raw material costs, decreased by 21% in nominal U.S. Dollar terms to US$103 per ton from US$131 per ton, and average prices of ONP decreased by 17.4% in nominal U.S. Dollar terms to US$214 per ton from US$259 per ton. Lower raw material prices were partially offset by increases in our energy and labor costs. Our energy cost, which represents approximately 12% of our cost of production, increased 10% primarily as a result of higher oil prices in Mexico. Our labor cost, which represents approximately 13% of our cost of production, increased 2% as a result of wages increasing at a faster rate than inflation.


  Selling, General and Administrative Expenses

  Selling, general and administrative expenses decreased 5.9% to Ps 169.7 million for the three months ended March 31, 2001 from Ps 180.2 million for the three months ended March 31, 2000. This decrease was due to payment of lower sales commissions as a result of lower sales during the 2001 period.

  Operating Income

  Operating income decreased 17.8% to Ps 276.4 million for the three months ended March 31, 2001 from Ps 336.3 million for the three months ended March 31, 2000. This decrease was primarily due to lower sales during the period, partially offset by operating efficiencies in our paper segment.

  Operating income in our paper segment increased 2.4% to Ps 117.6 million from Ps 114.8 million as a result of cost reductions mainly resulting from improvements in the use of newsprint raw materials. This increase was also a result of greater operating efficiencies at our other paper mills.

  Operating income in our packaging segment decreased 17.8% to Ps 158.0 million from Ps 192.2 million, primarily as a result of lower sales of corrugated containers.

  Operating income in our other segment decreased 82.9% to Ps 3.7 million from Ps 21.7 million, primarily as a result of increased imports of cheaper forest products which had a dramatic negative impact on our forest product sales.



  Operating income as a percentage of net sales decreased to 10.7% for the three months ended March 31, 2001 from 11.6% for the three months ended March 31, 2000. This decline was a result of a decrease in shipments and higher energy costs during the period, which were partially offset by a decrease in OCC and ONP prices.

  Other Income


  Other income was Ps 3.7 million for the three months ended March 31, 2001 and Ps 1.3 million for the three months ended March 31, 2000. Other income in both periods was a result of insurance recoveries for property damage.


  Amortization of Negative Goodwill

  The amortization of negative goodwill was Ps 251.8 million in the first three months of 2001 and Ps 556.2 million in the first three months of 2000. In the 2001 and 2000 periods, Ps 251.8 million and Ps 258.2 million, respectively, was a result of the amortization of negative goodwill for the acquisition of Durango Paper Company. As of March 31, 2001, the outstanding amount of negative goodwill for our acquisition of Durango Paper Company was Ps 167.6 million, which we expect to amortize over a remaining two-month period. The remaining Ps 298.0 million amortization of negative goodwill in the 2000 period was a result of our acquisition of 59% of GID.


  Financing Cost

  Financing cost was an expense of Ps 109.5 million for the three months ended March 31, 2001 as compared to a gain of Ps 88.3 million for the same period in 2000. Interest expense increased to Ps 268.5 million for the three months ended March 31, 2001 from Ps 241.4 million for the three months ended March 31, 2000. This increase resulted primarily from the higher interest rate on our 13 1/8% notes due 2006 compared to the interest rates on the 12 3/4% notes due 2001 GID repaid during the period. Interest income decreased to Ps 19.4 million for the three months ended March 31, 2001 from Ps 25.9 million for the three months ended March 31, 2000. Interest income decreased because of lower average cash balances during the period and lower interest rates.


  Foreign exchange results were a gain of Ps 57.5 million for the three months ended March 31, 2001 as compared to a gain of Ps 148.4 million for the three months ended March 31, 2000. This foreign exchange difference resulted from the lower appreciation of the Peso in the first three months of 2001 as compared to that in the first three months of 2000. Gain from monetary position decreased 47.2% to Ps 82.1 million for the three months ended March 31, 2001 from Ps 155.4 million for the three months ended March 31, 2000. This decrease reflected a decline in the inflation rate between the first three months of 2001 as compared to the same period in 2000.

  Provisions for Employee Profit Sharing and Income and Asset Taxes, Including Deferred Income Tax




  Provisions for employee profit sharing and income and asset taxes, including deferred income tax, decreased to Ps 44.9 million for the three months ended March 31, 2001 from Ps 152.7 million for the three months ended March 31, 2000. This decrease resulted primarily from lower pre-tax income during the 2001 period as compared to the 2000 period. In addition, non-taxable permanent differences, principally amortization of negative goodwill, were lower during the 2001 period.


  Net Income Before Minority Interest

  Net income before minority interest decreased 54.5% to Ps 377.5 million for the three months ended March 31, 2001 from Ps 829.4 million for the three months ended March 31, 2000. This decrease was a result of the decrease in operating income, the decrease in interest income, an increase in interest expense and lower foreign exchange gains. In addition, this decrease was a result of the decrease in gain from monetary position and the increase in provisions for employee profit sharing and income and assets taxes net of tax loss carry-forwards which offset the increase in the amortization of negative goodwill.

  Minority Interest

  Minority interest decreased 37.1% to Ps 54.8 million for the three months ended March 31, 2001 from Ps 87.1 million for the three months ended March 31, 2000. The change in minority interest is a result of lower GID net income at subsidiaries with a minority interest during the 2001 period as compared to GID's net income during the 2000 period.

  Net Income

  Net income decreased 56.5% to Ps 322.8 million for the three months ended March 31, 2001 from Ps 742.2 million for the three months ended March 31, 2000. This decrease resulted from the factors described above.

  Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

  Net Sales

  Net sales increased 43.5% to Ps 11,603.9 million in 2000 from Ps 8,088.6 million in 1999. This increase was primarily due to a 31.4% increase in shipments to 1,920.5 thousand short tons in December 31, 2000 from 1,461.3 thousand short tons in 1999, accounting for approximately 79% of the increase in net sales for the period. In addition, average unit paper prices increased 11.1% and average unit packaging prices increased 11.2% accounting for the remainder of the increase in net sales for the period.

  Net sales from our paper segment increased 70.6% to Ps 5,734.1 million in 2000 from Ps 3,360.3 million for 1999. This increase was primarily due to a 55.6% increase in paper shipments to 993.0 thousand short tons for 2000 from
638.1 thousand short tons in 1999, accounting for approximately 86% of the increase in net sales from our paper segment. This increase reflects the acquisition of Durango Paper Company in December 1999, which added 345.8 thousand short tons of bleached board and kraft paper to our product mix during 2000. Shipments from our existing operations to third parties increased by 2.0% during the period. In addition, average unit paper prices increased 9.7%, accounting for the remainder of the increase in net sales from our paper segment.

  Net sales from our packaging segment increased 30.8% to Ps 5,366.1 million in 2000 from Ps 4,103.5 million in 1999, primarily as a result of our acquisition of Durango Paper Company. This increase mainly due to a 10.6% increase in average unit packaging prices, and an 18.3% increase in shipments to 769.0 thousand short tons in 2000 from 650.2 thousand short tons in 1999.

  Net sales from our other segment decreased 19.3% to Ps 503.7 million in 2000 from Ps 624.8 million in 1999. The decrease was due to a decrease in the sales prices, primarily of plywood, and an 8.4% decrease in shipments, to 158.4 thousand short tons in 2000 from 173.0 thousand short tons in 1999.


  Cost of Sales

  Cost of sales increased 56.4% to Ps 9,556.5 million in 2000 from Ps 6,109.8 million in 1999. This increase was primarily due to the acquisition of Durango Paper Company, which has a substantially higher operating cost structure than our existing paper segment. This increase was partially offset by a slight decline in the cost of sales in our packaging segment. Our average OCC and ONP prices remained relatively flat during the period.

  Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased 14.3% to Ps 723.5 million in 2000 from Ps 633.1 million in 1999. This increase was due to the integration of Durango Paper Company into our company. As a result of higher marketing and freight expenses, Durango Paper Company has had historically higher selling, general and administrative expenses as a percentage of net sales relative to our existing operations.

  Operating Income

  Operating income decreased 1.6% to Ps 1,323.9 million in 2000 from Ps 1,345.7 million in 1999. This decrease was primarily due to a 3.5% decrease in our paper segment operating income to Ps 601.2 million in 2000 from Ps 623.1 million in 1999 and a 56% decrease in our other segment operating income to Ps
43.9 million in 2000 from Ps 99.7 million in 1999, which more than offset a 7.0% increase in our packaging segment operating income to Ps 680.7 million in 2000 from Ps 635.9 million in 1999. This decline in operating income is a result of the factors described above.


  Operating income as a percentage of net sales decreased to 11.4% in 2000 from 16.6% in 1999. This decline was a result of the integration of Durango Paper Company, which had substantially lower operating margins than our existing operations, which resulted in a decline in the operating margins of our paper segment. In addition, operating margins in the packaging segment declined to 12.7% in 2000 from 15.5% in 1999 as a result of the integration of Durango Paper Company and the conversion of divisions which had lower operating margins than our existing operations.

  Other Income (Expense)

  Other expenses decreased 81.3% to Ps 15.2 million in 2000 from Ps 81.3 million in 1999. This decrease resulted from a decrease in amortization of pre-operating expense of our paper mills.

  Amortization of Negative Goodwill

  In 2000, the amortization of negative goodwill was Ps 1,347.3 million as a result of the acquisition of Durango Paper Company and the acquisition of 59% of GID. In 1999, the amortization of negative goodwill was Ps 87.7 million as a result of our acquisition of Grupo Pipsamex in December 1999.

  Financing Cost

  Financing cost was an expense of Ps 422.8 million in 2000 as compared to a gain of Ps 237.4 million in 1999. Interest expense increased 10% to Ps 986.0 million in 2000 from Ps 896.7 million in 1999. This increase resulted primarily from the impact of the additional debt incurred for the acquisition of Durango Paper Company in December 1999. Interest income increased 5.2% to Ps 111.5 million in 2000 from Ps 106.0 million in 1999. Interest income increased because of higher average cash balances and higher interest rates in 2000. Foreign exchange results were a loss of Ps 92.1 million in 2000 as compared to a gain of Ps 301.2 million in 1999. This foreign exchange loss resulted from a 1.2% depreciation of the Peso in 2000 as compared to a 4.0% appreciation of the Peso in 1999. Gain from monetary position decreased 25.2% to Ps 543.8 million in 2000 to Ps 726.8 million in 1999. This decrease reflected a decline in the inflation rate between 1999 and 2000.



  Provisions for Employee Profit Sharing and Income and Asset Taxes, Including Tax Loss Carryforwards and Deferred Income Tax


  Provisions for employee profit sharing and income and asset taxes, including tax loss carryforwards and deferred income tax, increased to Ps 616.4 million in 2000 from Ps 166.0 million in 1999. This increase resulted primarily from provisions for deferred income taxes which were Ps 347.5 million in 2000 as compared to no deferred income taxes in 1999. Provisions for deferred income taxes resulted from our application of Bulletin D-4 issued by the Mexican Institute of Public Accountants, which was adopted effective January 1, 2000 and requires the recognition of deferred taxes under the full liability method that does not represent any cash charges whereas in the past, we used a partial liability method. Consequently, our historical effective income tax rates may not be indicative of future effective tax rates.


  Net Income Before Minority Interest

  Net income before minority interest increased 13.6% to Ps 1,616.7 million in 2000 from Ps 1,423.4 million in 1999. This increase was a result of the increase in amortization of negative goodwill operating income and decrease in financing costs which offset increases in the provisions for employee profit sharing and income and asset taxes.

  Minority Interest

  Minority interest decreased to Ps 157.8 million in 2000 Ps 454.0 million in 1999. This decrease was a result of our acquisition of 59% of GID in 2000.

  Net Income

  Net income increased 50.5% to Ps 1,458.9 million in 2000 from Ps 969.5 million in 1999. This increase resulted from the factors described above.

  Year Ended December 31, 1999 Compared With Year Ended December 31, 1998

  Net Sales

  Net sales increased 34.0% to Ps 8,088.6 million in 1999 from Ps 6,034.3 million in 1998. Shipments increased 37.3% to 1,461.3 thousand short tons in 1999 from 1,064.5 thousand short tons in 1998, accounting for almost all of the increase in net sales for the period. While average unit paper prices increased, average unit packaging prices decreased during the period.

  Net sales from our paper segment increased 195.5% to Ps 3,360.3 million in 1999 from Ps 1,137.3 million in 1998. This increase was primarily due to a 130.7% increase in paper shipments to 638.1 thousand short tons in 1999 from
276.6 thousand short tons in 1998 accounting for approximately 85% of the increase in net sales from our paper segment. This increase was primarily due to the acquisition of Grupo Pipsamex in December 1998, which added 368.1 thousand short tons of newsprint and uncoated free sheet to our product mix. Shipments from our existing operations to third parties decreased by 2.4% during the period primarily as a result of increasing our shipments to our packaging facilities, thus decreasing output available for third parties. In addition, average unit paper prices increased 27.8% during the period accounting for the remainder of the increase in net sales from the segment.

  Net sales from our packaging segment decreased 2.8% to Ps 4,103.5 million in 1999 from Ps 4,223.1 million in 1998. This decrease was almost entirely due to a 6.4% decrease in average unit packaging prices, which was partially offset by a 3.9% increase in shipments to 650.2 thousand short tons in 1999 from 626.0 thousand short tons in 1998.

  Net sales from our other segment decreased 7.2% to Ps 624.8 million in 1999 from Ps 673.8 million in 1998. The decrease was primarily due to a decrease in the sales prices, primarily of particleboard, despite the increase in shipments by 6.9% from 173.0 thousand short tons in 1999 to 161.8 thousand short tons in 1998.


  Cost of Sales

  Cost of sales increased 36.2% to Ps 6,109.8 million in 1999 from Ps 4,485.1 million in 1998. The increase was primarily due to the acquisition of Grupo Pipsamex in December 1998, which substantially increased the cost of sales of our paper segment. This increase was partially offset by a slight decline in the cost of sales of our packaging segment. Our average OCC and ONP prices remained relatively flat during the period.


  Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased 50.0% to Ps 633.1 million in 1999 from Ps 422.2 million in 1998. This increase was due to the integration of Grupo Pipsamex into our company. Grupo Pipsamex has historically had a higher selling, general and administrative expense as a percentage of net sales than our existing operations as a result of relatively higher marketing and freight costs.

  Operating Income

  Operating income increased 19.4% to Ps 1,345.7 million in 1999 from Ps 1,127.0 million in 1998. This increase was due to a 112.9% increase in our paper segment operating income to Ps 623.1 million in 1999 from Ps 292.6 million in 1998 and a 12% increase in our other segment operating income to Ps
99.7 million in 1999 from Ps 88.9 million in 1998, which offset a 14.7% decline in our packaging segment operating income which decreased to Ps 635.9 million in 1999 from Ps 745.5 million in 1998.


  Operating income as a percentage of net sales decreased to 16.6% in 1999 from 18.7% in 1998. This decline is a result of the integration of Grupo Pipsamex, which had substantially lower operating margins than our existing operations, which resulted in a decline in the operating margins of our paper segment. In addition, operating margins in the packaging segment declined as a decline in average unit packaging prices were only partially offset by a slight decrease in packaging costs.

  Other Income (Expense)

  Other expense decreased 61.2% to Ps 81.3 million in 1999 from Ps 209.4 million in 1998. This decrease resulted from a decrease in amortization of pre-operating expenses of our paper mills.

  Amortization of Negative Goodwill

  In 1999, the amortization of negative goodwill was Ps 87.7 million as a result of our acquisition of Durango Paper Company in December 1999. In 1998, the amortization of negative goodwill was Ps 3,386.4 million as a result of our acquisition of Grupo Pipsamex in December 1998.

  Financing Cost

  Financing cost was a gain of Ps 237.4 million in 1999 as compared to an expense of Ps 1,050.4 million in 1998. Interest expense increased 5.5% to Ps
896.7 million in 1999 from Ps 849.9 million in 1998. Interest expense increased because we incurred additional debt as a result of our acquisition of Grupo Pipsamex.

  Interest income decreased 6.8% to Ps 106.0 million in 1999 from Ps 113.7 million in 1998. The decrease in interest income resulted from lower average cash balances and interest rates in 1999 as compared to 1998. Foreign exchange results were a gain of Ps 301.2 million in 1999 as compared to a loss of Ps 1,135.6 million in 1998. This increase reflected a 4% appreciation of the Peso during 1999 as compared to the 22.7% depreciation of the Peso during 1998. Gain from monetary position decreased 11.5% to Ps 726.8 million in 1999 from Ps 821.4 million in 1998. The decrease in gain from monetary position reflected the reduction in Mexican inflation for 1999 as compared to that for 1998.

  Provisions for Employee Profit Sharing and Income and Asset Taxes, Including Tax Loss Carryforwards


  Provisions for employee profit sharing and income and asset taxes, including tax loss carryforwards, increased to Ps 166.0 million in 1999 from Ps 20.2 million in 1998. Periods of higher devaluation result in lower provisions for income and asset taxes. This increase was, therefore, primarily a result of the real appreciation of the Peso in 1999 as compared to the devaluation of the Peso in 1998. In addition, in 1999, we also had fewer tax loss carry forwards to offset our taxable income.


  Net Income Before Minority Interest

  Net income before minority interest decreased 56.0% to Ps 1,423.4 million in 1999 from Ps 3,233.5 million in 1998. This decrease was a result of the decrease in amortization of negative goodwill that in addition to the increase in interest expense, the decrease in interest income, the decrease in gain from monetary position and the increase in the provisions for employee profit sharing and income and asset taxes net of tax loss carry forwards were larger than the increase in operating income and the increase in foreign exchange gain.

  Minority Interest

  Minority interest increased to Ps 454.0 million in 1999 from Ps 33.5 million in 1998. This increase resulted from substantially higher net income of GID for 1999 as compared to 1998.

  Net Income

  Net income decreased 69.7% to Ps 969.5 million in 1999 from Ps 3,199.9 million in 1998. This decrease is explained by the same reasons that explain the decrease in net income before minority interest and the increase in minority interest in 1999 as compared to 1998.

Liquidity and Capital Resources

  Sources and Uses of Cash

  Our principal sources of liquidity have historically consisted of net cash generated by our operating activities, corporate borrowings under working capital facilities, issuances of debt and equity securities and equity contributions. Our management believes the funding available to it from these and other sources will be sufficient to satisfy our working capital and debt service requirements for the foreseeable future.

  At March 31, 2001, we had cash and cash equivalents totaling Ps 488.9 million. We invest our cash balances primarily in short-term Peso-denominated and in U.S. Dollar instruments issued by major Mexican banks.

  Net resources generated from operating activities were Ps 1,263.2 million in 2000 and Ps 96.3 million for the three months ended March 31, 2001. We had a decrease in inventories of Ps 111.6 million because our shipments were higher than our production during the period, and a decrease in accounts receivable of Ps 134.4 million because the rate of collections was higher than our sales during the period. We had an increase in current assets of Ps 46.6 million and decrease in accounts payable and accrued expenses of Ps 356.1 million. The decrease in accounts payable and accrued expenses was mainly due to the payment of Ps 243.5 million to suppliers of raw materials and spare parts, as well as the interest payment on the GID notes in February, which interest payments are made in February and August of each year.


  Net resources used in investing activities were Ps 3,074.3 million in 2000, and Ps 331.3 million for the three months ended March 31, 2001, respectively. For the year ended December 31, 2000 our investing activities were attributable to capital expenditures and cluster rules expenditures of Ps 1,119.4 million and to the acquisition by us of our 59% interest in GID of Ps 1,954.9 million. For the three months ended March 31, 2001, our investing activities were primarily attributable to our operating efficiencies projects described in "--Capital Expenditures" below.


  Net resources generated in financing activities were Ps 1,695.9 million in 2000 compared to net resources used by financing activities of Ps (11.5 million) for the three months ended March 31, 2001. For the year ended December 31, 2000, the resources we generated in financing activities were primarily used for the payment of capital of Ps 1,954.9 million used in acquiring 59% of the ownership in GID.

  Our interest expense has increased primarily due to an increase in our long-term debt incurred to fund acquisitions. The overall interest rates on our indebtedness were 11.9% in 1999, 11.9% in 2000 and 12.07% during the first three months of 2001. In recent years, we have attempted to increase the stability of our balance sheet by lengthening the maturity of our debt obligations, in keeping with the long useful life of most of our fixed assets.

  Because a large proportion of our sales are priced in U.S. Dollars, or priced in a manner linked to the value of the U.S. Dollar, we generally do not hedge our exposure to movement in foreign currency.

  Indebtedness

  At March 31, 2001 our total debt was Ps 7,625.5 million (US$803.3 million), consisting of Ps 246.5 million (US$26.0 million) in short-term debt, including the current portion of long term-debt and Ps 7,379.1 million (US$777.3 million) in long-term debt. As of March 31, 2001 after giving pro forma effect to the exchange offer (assuming all GID notes are tendered) and the prepayment of US$27.2 million of indebtedness in May 2001, our subsidiaries had Ps 3,284.7 million (US$346.0 million) of indebtedness, excluding intercompany indebtedness.


  The following table sets forth the maturity profile of our debt, including the GID notes, as of March 31, 2001:


              2001  2002   2003    2004   2005   2006   2007  2008  2009  TOTAL
              ----- ----- ------- ------- ----- ------- ----- ----- ---- -------
Ps million..  252.5 752.5 2,957.2 1,215.1 276.2 1,838.9 129.1 129.1 75.0 7,625.6

              2001  2002   2003    2004   2005   2006   2007  2008  2009  TOTAL
              ----- ----- ------- ------- ----- ------- ----- ----- ---- -------
US$
 million....   26.6  79.1   311.5   128.0  29.1   193.7  13.6  13.6  7.9   803.3


  Bank Debt

  At March 31, 2001, we had Ps 3,139.1 million in bank debt.

  Our subsidiary, GID, has Ps 892.4 million (US$94.0 million) of indebtedness owed to Banamex which matures in 2005. The Banamex loans have interest rates of LIBOR + 2.8%. As of March 31, 2001 GID had a Ps 398.7 million (US$42.0 million) loan from The Chase Manhattan Bank which matures in 2002 and that has an interest rate of LIBOR + 1.5%. In addition, GID has bank loans with California Commerce Bank of Ps 284.8 million (US$30.0 million) which mature in 2002, 2003 and 2004 and have average interest rates of LIBOR + 3.25%.


  Our subsidiary, Durango Paper Company has Ps 489.9 million (US$51.6 million) of indebtedness to Bank of America at March 31, 2001, as part of a US$36.6 million revolving and US$15 million term facility. This facility matures in January 2004 and has an interest rate of LIBOR + 3.5%. The Bank of America loan is secured by a pledge of substantially all of the physical assets of the Durango Paper Company. In May 2001, we received US$27.2 million in net proceeds from the sale of two converting facilities of Durango Paper Company which were used to prepay part of the Bank of America loan. In the third quarter of 2001, we expect to generate an additional US$17.0 million in proceeds from the sale of other non-strategic assets at Durango Paper Company that will be used to prepay debt.


  As of March 31, 2001 our subsidiary Pipsamex had two bank loans with Bancomext in a principal aggregate amount of Ps 905.7 million (US$95.4 million) and with interest rates for both bank loans of LIBOR + 6%. Principal on these loans are payable in installments starting in 2002. These loans mature in 2009 and are secured by a first priority security interest in the fixed assets of Pipsamex. In addition, Pipsamex had a Ps 28.4 million (US$3.0 million) loan with Bancomext and a Ps 28.7 million (US$3.01 million) loan with Banca Mifel S.A.


Capital Expenditures

  We have implemented a capital investment program to help our overall operations and have implemented a series of measures to improve efficiency and to increase capacity at our paper mills. In addition, we have had capital expenditures to bring our plants into proper compliance with environmental regulations and the latest technology.

  The following table sets forth our capital expenditures for the periods indicated and sets forth our capital expenditures and capital commitments for environmental matters:

                                                                      Three
Months
                                                                         Ended
                                   Year Ended December 31,             March 31,
       Year Ended December 31,
                         -------------------------------------------
--------------   -------------------------------

         2001             2002
                             1998          1999           2000            2001
      (Estimated)      (Estimated)
                         -------------------------------------------
--------------   --------------   --------------
Capital Expenditures
 (other than
 environmental)......... US$      95.6       US$15.9 US$        63.1
US$23.3         US$36.0          US$38.0
Environmental...........           4.5           2.5            41.6
 --              2.0              2.0
                         ------------- ------------- ---------------
--------------  --------------   --------------
Total...................      US$100.1       US$18.4        US$104.7
US$23.3         US$38.0          US$40.0
                         ============= ============= ===============
==============  ==============   ==============

                                                                      Three
Months
                                                                         Ended
                                   Year Ended December 31,             March 31,
       Year Ended December 31,
                         -------------------------------------------
--------------   -------------------------------

         2001             2002
                             1998          1999           2000            2001
      (Estimated)      (Estimated)
                         -------------------------------------------
--------------   --------------   --------------
                         (in millions of constant Pesos restated at  (in
millions of constant Pesos restated at
                                     December 31, 2000)
 March 31, 2001)
Capital Expenditures
 (other than
 environmental).........      Ps 919.2      Ps 152.5 Ps        606.1         Ps
220.8        Ps 341.8         Ps 360.7
Environmental...........          43.2          24.2           400.2
 --             38.0             38.0
                         ------------- ------------- ---------------
--------------  --------------   --------------
Total...................      Ps 962.4      Ps 176.7      Ps 1,006.3         Ps
220.8        Ps 379.7         Ps 398.7
                         ============= ============= ===============
==============  ==============   ==============

  In 1998, our capital expenditures related primarily to the construction of a pulp mill at GID (US$32.7 million), upgrades at the Titan packaging box plants (US$12.4 million), upgrades at our packaging plants at McKinley to increase capacity (US$11.9 million) and upgrades at our molded pulp packaging plants to increase capacity (US$10.9 million).


  In 1999, our capital expenditures related primarily to upgrades at the Titan packaging box plants (US$7.9 million) and upgrades at our papermills (US$1.4 million) and in our particleboard plants (US$1.1 million).


  In 2000, our capital expenditures related primarily to the environmental "cluster rules" compliance (US$33.8 million). For a description of the "cluster rules", see "Business--Environmental Matters." In addition, we made an investment in the de-inking plant for our newsprint business (US$18.8 million), upgraded our Centauro and Atenquique paper mills (US$13.8 million), acquired a packaging box plant (US$8.6 million) and made an energy power upgrade at Durango Paper Company (US$5.0 million).


  In complying with Mexican environmental regulations, we have capital expenditure commitments in 2005 of US$8.5 million.

  As of March 31, 2001, we have spent US$2.7 million on the acquisition of a packaging box plant, US$2.9 million in de-inking technology for our newsprint business, and US$5.5 million for upgrades at our Centauro and Atenquique paper mills and acquire the Titan packaging box plants (US$8.3 million). We anticipate that for the remainder of 2001, our capital expenditures will concentrate on further upgrades of our paper mills and our packaging box plants.


  Related to our capital expenditures and as part of improving operating efficiencies at Durango Paper Company, our divestiture program to sell three converting facilities and a short line railroad owned by Durango Paper Company continued in 2001. During May 2001, we received net proceeds from the sale of our converting division--Sky and Eastman--facilities in the United States in the amount of US$27.2 million. We used these proceeds to reduce the Bank of America loan to Durango Paper Company.


  In 2002, we will continue to concentrate on capacity expansion in paper and at our converting plants, and to upgrade technology, particularly in newsprint. We expect to finance our capital expenditure plan with internally generated cash revenues and some supplier financing. No assurance can be given that we will be able to meet our capital expenditure budget.

  In terms of acquisitions, we have been involved in two major acquisitions since 1998. The amount of the acquisitions have been Ps 100.9 million (US$105.0 million) for Grupo Pipsamex and Ps 1,152.2 million (US$119.9 million) for Durango Paper Company.

Differences between Mexican GAAP and U.S. GAAP

  Our combined and consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in respects from U.S. GAAP. The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are negative goodwill, deferred income tax, employees' statutory profit sharing, and effects fixed asset restatements. Each of these differences affects both net income and stockholders' equity. Net (loss) income under U.S. GAAP was Ps (117.7) million, Ps 1,299.8 million and Ps 14.5 million for the years ended December 31, 1998, 1999 and 2000, respectively. See Note 21 to our combined and consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

  Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purpose.

  New Accounting Pronouncements under Mexican GAAP. Effective January 1, 2000, we adopted the provisions of the revised Bulletin D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees Profit Sharing." The new Bulletin D-4 changes the accounting treatment from the partial liability method to the full asset and liability method, requiring the recognition of the deferred tax effects for the temporary differences between accounting and tax values of assets and liabilities. In accordance with the new Bulletin D-4, the net cumulative effect required the recognition of a net liability for deferred income tax and employees' statutory profit sharing of approximately Ps 446.3 million and a charge to stockholder's equity in the same amount.

  In August 2000, the Mexican Institute of Public Accountants ("MIPA") issued Bulletin B-4, "Comprehensive Income," to become effective January 1, 2001. This Bulletin sets forth new guidelines for reporting and disclosing comprehensive income and its components. Based on this Bulletin, comprehensive income will include net income of the year and other items which, in accordance with other bulletins, are recorded directly in stockholders' equity. They are not contributions, reductions, or distributions of capital.

  Effective January 1, 2001, Bulletin C-2, "Financial Instruments", issued by MIPA gives new rules for recording those instruments in the accounting. It requires recording assets or liabilities in the balance sheet, valued at their market value. In our opinion, the most significant effect derived from adopting this pronouncement is concerned with recording the "Equity Swap Share" contracts in the balance sheet, as described in Note 11 to the consolidated financial statements.

  New Accounting Pronouncements under U.S. GAAP. During June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133," which defers the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to fiscal years beginning after June 15, 2000. SFAS 133 establishes a new model for the accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. Management does not believe that the adoption of this statement will significantly affect the Company's financial position or results of operations.

  In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This Statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. The Company management does not expect the adoption of this statement to have a material import on financial statements.

  In December 1999, the SEC issued staff accounting Bulletin 101 ("SAB 101"), "Revenue Recognition in Financial Statement" providing guidance on the recognition, presentation and disclosure of revenue in financial statements consistent with the provisions of SAB 101 for all periods presented. There was no significant effect with respect to the implementation of SAB 101.

Quantitative and Qualitative Disclosure about Market Risk

  We periodically review our exposure to risks arising from fluctuations in interest rates and foreign exchange and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We have not entered into market risk sensitive instruments for speculative purposes. See Note 10 to our audited combined and consolidated financial statements.

  Interest Rate Risk

  We face primary market risk exposure mostly due to interest rate risk. Of our long-term interest-bearing debt at December 31, 2000, 65.2% was fixed rate and 34.8% was variable rate. Substantially all of the long-term debt is denominated in U.S. Dollars. As a result, depreciation of the Peso will result in increases in our interest expense in Peso terms. Variable rate long-term debt denominated in U.S. Dollars bear interest at rates tied to the London interbank offered rate, or "LIBOR", the rate that banks in the London interbank market offer for U.S. Dollar deposits of varying maturities. We have entered into a derivatives contract for the purpose of hedging interest rate risk on this long-term debt although at December 31, 2000 we have no open contracts.

  The following table summarizes our debt obligations, which include capital market bonds, bank loans and leasings, and derivative instruments held by us at December 31, 2000. The table presents payment obligations in thousands of Pesos by maturity date and the related weighted-average interest rates. U.S. Dollar denominated liabilities and notional amounts have been converted to Pesos based on the exchange rate at December 31, 2000, which was US$1.00 =Ps 9.6098.



     Fair
                          2001   2002    2003     2004    2005   Thereafter
Total    Value
                          ----   ----    ----     ----    ----   ----------
-----    -----
Liabilities (Millions of
Pesos)
Long-Term Debt
Fixed Rate:
 $-denominated..........    --   222.7  2,467.5    300.5   32.5   1,441.5
4,464.7  4,376.9
 Weighted average
  interest rate.........    --   12.59%   12.69%   12.17% 12.58%    12.62%
Variable Rate:
 $-denominated..........    --   466.5    365.6    842.2  247.1     469.5
2,390.9  2,664.3
 Weighted average
  interest rate.........    --   11.57%   11.85%   11.71% 10.89%    13.97%
Short-Term Debt
Fixed Rate:
 $-denominated..........    --     --       --       --     --        --
--
 Weighted average
  interest rate.........           --       --       --     --        --
--
Variable Rate:
 $-denominated..........  778.6    --       --       --     --        --
778.6    778.6
 Weighted average
  interest rate.........  11.50%   --       --       --     --        --
11.50%
Total Debt (Millions of
 Pesos).................  778.6  689.2  2,833.1  1,142.7  279.6   1,911.0
7,634.2


  Foreign Currency Exchange Rate Risk

  Since substantially all of our long-term interest-bearing debt is denominated in U.S. Dollars, the interest expense varies with exchange rate movements between the Peso and the U.S. Dollar. We have not entered into any derivative contracts to limit the exposure to exchange rate fluctuations. Although prices for our products in Mexico are quoted in Pesos, prices are linked to U.S. Dollars. We believe that this link mitigates in part the effect of exchange rate fluctuations between the U.S. Dollar and the Peso.

  The table set forth above summarizes our debt obligations which are sensitive to foreign currency exchange rates at December 31, 2000. The table presents principal payment obligations in thousands of Pesos by maturity date for U.S. Dollar-denominated debt.

  Equity Derivative Contract

  During 1997, GID entered into an equity share swap transaction relating to its American Depositary Shares (ADS) with a major U.S. bank at an average price of $11.79 per ADS. GID pays a rate of LIBOR plus 2% semiannually on the swap and recognizes gains or losses to the extent that the gain or loss in ADS price is above or below the initial purchase price. As a result of the drop in the per share price of GID's ADSs, during 2000, GID had a book loss of Ps 75.5 million on the equity swap. At May 31, 2001, GID had recognized a loss of Ps 11.7 million due to the drop in the per share price of GID's ADSs, from US$6.06 per ADS at December 31, 1999 to US$5.00 per ADS at May 31, 2001.

  At December 31, 2000, the swap agreement had a notional amount of Ps 127 million, a weighted average price paid of US$11.79 per ADS and a weighted average price received of US$11.875 per ADS.

                               INDUSTRY OVERVIEW

Paper and Packaging Industry Overview

  Although data for 2000 will not be available until August, in 1999 global paper and paperboard consumption totalled 316 million metric tons. Of this, 108 million metric tons was consumed in North America, with 95 million in the U.S. and 5 million in Mexico. In that year, global consumption rose by 24.6%, with U.S. and Mexican growth rates of 4.2% and 9.2%, respectively. These two markets were the largest and 13th largest in the world. Moreover, the growth rate for Mexico was exceeded only by Korea. Mexico and Korea are among the 15 largest paper and paperboard consuming nations worldwide. In fact, growth rates for Mexico in recent years have been exceeded only by Korea, China and Indonesia.

  Within the industry, packaging paper and paperboard is the largest sector with 162 million metric tons consumed in 1999 (51% of total global consumption). This tonnage principally represents container board, which is converted into corrugated boxes. This industry is relatively fragmented, as the top 10 largest global producers account for less than 30% of supply. In addition, since corrugated boxes are used to package consumer durable and non-durable products, pricing fluctuates in tandem with changes in global economic demand. Hence, U.S. and Mexican producers are challenged this year as corrugated box shipments are 5.5% lower through May in the U.S. Pricing, however, has been relatively flat. Most producers of containerboard are forward-integrated, selling at least half of their production to their own corrugated box plants.

  The second largest market is communications paper, which includes newsprint and coated and uncoated fine papers. Consumption of these grades totalled 133 million metric tons in 1999 (42% of total global paper and paperboard consumption). Global consumption growth of these grades have been roughly 5% to 6% per annum for the last decade. Growth in newsprint consumption has been slower than growth in coated paper consumption. However, recent mergers of newsprint companies have given producers market leverage over publishers that is unrivalled in any other paper market and has made newsprint the most profitable and attractive paper grade. Tissue and other sanitary paper, the third major component of the paper and paperboard industry, represented about 20 million metric tons of consumption in 1999 (6% of total global consumption). Tissue products are usually consumer brands and tend to behave differently than other commodity paper and paperboard products due to their stronger correlation to consumer buying power and population growth. We do not manufacture tissue and other sanitary paper products.

Mexican Paper Industry

  Volume. Based on installed capacity, Mexico's paper industry is the second largest in Latin America. According to the 2001 preliminary annual report of the Mexican National Chamber for the Pulp and Paper Industry, the total size of Mexico's paper industry in 2000, based on "apparent demand", was 5.8 million short tons including temporary imports. Mexican production is distributed among 64 plants. Apparent demand consists of domestic production, as reported by manufacturers, plus imports, minus exports. Mexico's apparent demand in 1999 was broken down as follows:




                                    [CHART]

                       Sanitary Paper                13%
                       Specialty Paper                6%
                       Printing and Writing Paper    27%
                       Packaging Paper               54%



  Apparent demand is a concept similar to consumption, but does not reflect increases and reductions in inventories by customers. Apparent demand may not match consumption in any given year; however, over a period of years, the two measures should tend to approximate one another.

  Over the past decade, levels of apparent demand for paper have fluctuated according to changes in gross domestic product. Thus, as gross domestic product increases, apparent demand also increases. Changes in Mexican paper demand have historically amounted to 1-2 times the change in gross domestic product for a given year.

                            Mexican Apparent Demand
                            for the Paper Industry
                   (all figures in thousands of short tons)

                          Aggregate                  Apparent   %          %
Year                      Production Imports Exports  Demand  Change   GDP
Change
----                      ---------- ------- ------- -------- ------
----------
1994.....................   3,152     1,169    148    4,172    11.0 %      4.5 %
1995.....................   3,358       710    426    3,641   (12.7)%     (6.2)%
1996.....................   3,548       836    263    4,121    13.2 %      5.1 %
1997.....................   3,848     1,127    209    4,766    15.6 %      6.8 %
1998.....................   4,044     1,267    253    5,057     6.1 %      4.8 %
1999.....................   4,177     1,540    247    5,471     8.2 %      3.7 %
2000.....................   4,296     1,785    227    5,854     7.0 %      6.9 %

--------
Source: Preliminary 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

  The decline of Mexican apparent demand for the paper industry from 1994 to 1995 was a product of macro-economic events, including, in particular, the devaluation of the Peso, which caused an overall reduction in demand and Mexican gross domestic product. From 1996 to 2000, apparent demand for the paper industry has outpaced gross domestic product. The tables below show the resulting individual levels of demand for packaging, newsprint and bond paper from 1994 to 2000.

  The dominant portion of the total market for paper products is the market for packaging paper. The table below shows Mexican apparent demand from 1994 to 2000 for packaging paper in short tons. In 2000, packaging paper accounted for 57.4% of Mexico's total paper production and 54.1% of apparent demand for paper.

                  Mexican Apparent Demand for Packaging Paper
                   (all figures in thousands of short tons)

                                     Aggregate                  Apparent   %
Year                                 Production Imports Exports  Demand  Change
----                                 ---------- ------- ------- -------- ------
1994................................   1,893      273     112    2,055    6.0 %
1995................................   1,953      235     250    1,938   (5.7)%
1996................................   2,083      346     131    2,298   18.6 %
1997................................   2,154      494      72    2,576   12.1 %
1998................................   2,307      583      65    2,825    9.7 %
1999................................   2,389      691      91    2,989    5.8 %
2000................................   2,464      790      67    3,187    6.6 %

--------
Source: Preliminary 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

  Apparent demand for packaging paper declined between 1994 and 1995, but by 1996, had increased by 18.6%. This growth reflected the rebound of the economy and increased demand in the U.S. border region due to growth in operations of maquiladoras. Apparent demand for packaging paper increased by 12.1% in 1997, 9.7% in 1998, 5.8% in 1999 and 6.6% in 2000, reflecting continued economic growth throughout North America.

  The tables below show Mexican apparent demand in short tons from 1994 to 2000 for newsprint and bond paper which make up approximately 27.5% of total apparent demand for paper in Mexico.

                     Mexican Apparent Demand for Newsprint
                   (all figures in thousands of short tons)

                                     Aggregate                  Apparent   %
Year                                 Production Imports Exports  Demand  Change
----                                 ---------- ------- ------- -------- ------
1994................................    240       252       0     492     12.5 %
1995................................    292        89      62     319    (35.2)%
1996................................    297        67      39     325      1.9 %
1997................................    315       119      34     400     23.1 %
1998................................    343       117      70     390     (2.5)%
1999................................    272       190      33     429     10.0 %
2000................................    281       193      28     446      4.0 %

--------
Source: Preliminary 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

  Apparent demand for newsprint represents 28.3% of the total apparent demand for printing and writing paper. Demand for newsprint declined sharply between 1994 and 1995. The slight increase of 1.9% in 1996 reflected the beginning of a rebound in the overall Mexican economy, which continued with a 23% increase in 1997. From 1997 to 2000, levels of apparent demand for newsprint remained relatively constant.

            Mexican Apparent Demand for Printing and Writing Paper
                   (all figures in thousands of short tons)

                                     Aggregate                  Apparent    %
Year                                 Production Imports Exports  Demand  Change
----                                 ---------- ------- ------- -------- -------
1994................................    480       394       1      873    16.5 %
1995................................    561       186      55      691   (20.8)%
1996................................    594       221      20      795    15.0 %
1997................................    694       291      17      969    21.8 %
1998................................    683       295      27      951    (1.8)%
1999................................    770       327      27    1,070    12.5 %
2000................................    759       393      19    1,132     5.7 %

--------
Source: Preliminary 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

  Apparent demand for printing and writing paper is influenced by economic growth. Demand for printing and writing paper declined sharply between 1994 and 1995. The increase in apparent demand of 15.0% in 1996 and 21.8% in 1997 reflected economic growth in Mexico as well as lower paper prices throughout North America. In 1998, apparent demand remained relatively constant, but in 1999 and 2000, the printing and writing paper market experienced a 12.5% and a 5.7% increase in apparent demand, respectively, due to continued low prices and growth in the Mexican economy.

  Pricing. In the past three years, prices for Mexican paper and packaging products have been influenced by a combination of factors, including:

  .  growth of the Mexican economy and demand for packaging;

  .  prevailing inflation rates in Mexico;

  .  U.S. paper price levels;

  .  prevailing international prices for paper and packaging; and

  .  fluctuations in the Peso-U.S. Dollar exchange rate.

  Containerboard and industrial paper are commodities priced in relation to international paper, recycled fiber and pulp prices. Because the paper industry is highly capital intensive, prices may also be affected by industry capacity utilization rates and by additions of new capacity.

  The prices of corrugated containers and multi-wall sacks and bags in Mexico are affected by prevailing prices of containerboard and industrial paper, as well as the following factors:

  .  resistance specifications;

  .  quality control;

  .  customer service;

  .  printing and graphics specifications;

  .  volume of production runs; and

  . proximity to customers and industrial centers (due to the transportation cost of converted products).

  Prices for newsprint also tend to follow trends in international markets, and are affected by factors such as supply and demand. Prevailing international prices for paper and packaging, as well as U.S. price levels, declined sharply during late 1995 and remained weak until the first half of 1999. Since June 1999, international prices for paper products have recovered, including U.S. price levels, the benefits of which have begun to be felt in Mexico.

In 2000, international prices for paper products continued to improve, although since the first quarter of 2001, prices have remained steady.

  Over the last three years, Mexican corrugated container prices have tended to be approximately 15% lower than U.S. prices, while prices for Mexican containerboard and industrial paper have tended to be approximately 10-15% lower than U.S. prices. We believe that these price differentials provide some protection against competition from imports of these products. However, there can be no assurance given as to any future price levels for our products or future price differentials, if any, between Mexican and U.S. paper and packaging products.

  Under NAFTA, tariffs and other barriers will gradually disappear. Since January 1, 1999, the tariff on news-print has been 0%. Mexico maintained a protective tariff on corrugated containers of 5% through the end of 2000, which has been eliminated for 2001. Multi-wall sacks and bags are protected by a 3% tariff in 2000. This tariff is scheduled to decline 1% per year from 2000 to 0% in 2003. All tariffs are scheduled to be eliminated by the year 2003. As a result, the elimination of tariffs has had the effect of shortening the lag time between price changes in the U.S. and Mexican packaging and paper industries.

  For a description of the impact of prices on our results of operations, see "Operating and Financial Review and Prospects."

North American Paper and Packaging Industry

  Since mid-1995, the North American paper and packaging industry has experienced a prolonged down cycle characterized by continued price pressures, excess capacity and the inability of many industry participants to earn satisfactory returns on capital. To maintain reasonable capacity utilization, U.S. paper producers generally continued to maintain high export levels in 1999 and in 2000, including exports to Mexico. These exports have increased supply in the Mexican market and kept pressure on Mexican paper prices during the year.

  More recently, the industry has begun to recover. Industry participants have been shutting down non-competitive facilities, and an industry consolidation seems to be underway, evidenced by the recently-announced business combinations of Georgia Pacific Corporation with Fort James, Jefferson Smurfit Group with Stone Container Corporation, Weyerhauser Company with MacMillan-Bloedel Limited and International Paper with Champion International. In 2000 and 2001, the prices have not decreased or increased significantly. Historically, price changes in Mexico have tended to lag price movements in the U.S. by a few months.

  In the following three figures, we show the evolution of U.S. consumption and pricing for containerboard, corrugated boxes and newsprint from 1982 to 2000.






U.S. Containerboard Consumption and Price Schedule

                                    [GRAPH]

                 Consumption   Price per ton   Price per ton
                   in 000's       of Liner.       of corr.
                  short tons      in US$        Med. in US$

        1982         17,344         270             240
        1983         19,079         270             280
        1984         20,498         320             310
        1985         20,193         275             340
        1986         21,796         300             300
        1987         22,823         350             360
        1988         23,496         400             400
        1989         23,801         405             360
        1990         24,431         380             320
        1991         24,622         340             310
        1992         25,804         345             310
        1993         27,144         305             295
        1994         28,822         380             360
        1995         28,046         510             495
        1996         29,819         350             305
        1997         31,299         315             275
        1998         31,290         360             325
        1999         31,351         380             340
        2000         29,828         450             410

Sources: American Paper and Forest Association, Fibre Box Association and Bank of America

U.S. Corrugated and Solid Finer Box Shipments Volume and Prices

                                    [GRAPH]

               Corrugated shipments    Price Per
               in billion sq. ft.    000 Ft. in US$

        1982            207                 40
        1983            222                 39
        1984            234                 43
        1985            234                 43
        1986            247                 41
        1987            258                 47
        1988            266                 51
        1989            269                 52
        1990            273                 50
        1991            277                 48
        1992            289                 49
        1993            306                 47
        1994            325                 50
        1995            320                 63
        1996            320                 55
        1997            329                 49
        1998            334                 51
        1999            339                 54
        2000            345                 61

Source: Fibre Box Association and Bank of America.

U.S. Newsprint Consumption and Price Schedule

                                    [GRAPH]

                Consumption in      Price per
                 000's metric       Ton in US$

        1982         10,221             496
        1983         10,698             484
        1984         11,873             518
        1985         12,293             535
        1986         12,615             517
        1987         13,109             555
        1988         12,817             604
        1989         12,744             565
        1990         13,001             553
        1991         12,084             530
        1992         12,187             424
        1993         12,507             449
        1994         12,671             470
        1995         12,330             675
        1996         11,881             610
        1997         12,041             535
        1998         12,318             575
        1999         12,596             500
        2000         12,796             550

Source: American Forest and Paper Association, Pulp and Paper Products Council capacity and production, and Bank of America.

                                   BUSINESS

General

  We are a vertically integrated producer with an extensive distribution network that links our strategically located facilities and customers. These factors, as well as our easy access to raw materials as a result of being Mexico's only producer of unbleached virgin kraft pulp and largest paper recycler, allow us to be one of the industry's lowest cost producers. In 2000, our total sales volume was 2 million short tons.

  We produce and supply paper to our converting facilities which in turn manufacture packaging products. Our products include:

  . paper: containerboard (linerboard, corrugating medium and multi-wall paper), kraft paper, newsprint, uncoated free sheet and coated bleached board;

  . packaging: corrugated containers, multi-wall sacks and bags, and molded pulp products; and

  .  other business: such as plywood and particleboard.

  In Mexico, we are the sole domestic producer of newsprint with a 70% market share in 2000 and we are the leading producer of corrugated containers with an estimated 40% market share, based on information published by the National Chamber for the Pulp and Paper Industry.

  We are a rapidly growing paper company supplying the maquiladora sector, as well as the traditional Mexican export sector, both of which have grown at a 19% compounded annual growth rate since NAFTA took effect on January 1, 1994. Our sales have grown at a 24.4% compound annual growth rate. We believe we are the leading domestic producer of corrugated containers used by the traditional Mexican export sector with an estimated 70% market share in 2000, which sector's needs are substantially supplied by Mexican producers. We also believe we are the leading producer of corrugated containers for the maquiladora sector with an estimated 80% market share of domestic production in 2000, which accounted for an estimated 30% of this sector's total packaging requirements in 2000.

  Our customers in Mexico and the United States include many of the largest industrial, construction, consumer, agricultural, and media companies such as Vitro, Nestle, Apasco, Cemex, Sony, Sara Lee, Mattel, Kimberly-Clark, Pizza Hut, Paccess-Nike, Ampad, Quik-crete Concrete, and Chiquita. During 2000, none of our customers accounted for a material amount of our revenues.

  Our revenues were Ps 11,603.9 million in 2000 (US$1,207.5) and Ps 2,587.7 million (US$272.6) for three months ended March 31, 2001. For the three months ended March 31, 2001, approximately 44% of our sales were made in U.S. Dollars, with the balance primarily U.S. Dollar linked. Our adjusted EBITDA was Ps 1,832.5 million in 2000 and Ps 399.9 million for the three months ended March 31, 2001.

  The following pie charts break down our revenue and adjusted EBITDA by product:



                       [CHART]                   [CHART]

                     2000 Revenues        2000 Adjusted EBITDA

                    Packaging    46%         Packaging   43%
                    Paper        50%         Paper       53%
                    Other         4%         Other        4%



Our Corporate Structure

  We are the holding company for Grupo Industrial Durango, S.A. de C.V., Grupo Pipsamex, S.A. de C.V., and Durango Paper Company.

  We sell our products to a broad range of Mexican and United States manufacturers of consumable and durable goods, who in turn serve the Mexican and United States markets, the maquiladora sector and Mexico's major exporters. In Mexico, we produce corrugated containers, containerboard and kraft paper, molded pulp egg cartons and forest products, multi-wall sacks and bags and newsprint. In the United States, we produce coated bleached board, linerboard, bleached kraft paper, computer paper, kraft paper, and corrugated containers. Our U.S. operations allow us to expand our geographic presence and market reach to continue to increase our strategic position within the NAFTA region. Our U.S. operations also fill a demand for higher quality products to be supplied into Mexico.

  We are comprised of various operating divisions which are distinguished by product type as follows:

  .  paper: Pamex
                  Grupo Pipsamex
                  McKinley Paper Company
                  Durango Paper Company

  .  packaging: Titan
                  McKinley Container
                  Durango Georgia Converting Corporation

  .  other business: Ponderosa

  Our operating divisions interact with each other to comprise a vertically integrated unit. This integration enables us to limit purchases from external suppliers and reduce costs. Our operating divisions are:

  . Pamex. Our Pamex division is the largest containerboard manufacturer in Latin America. In 2000, approximately 86% of the 608,000 short tons of linerboard, corrugating medium and unbleached kraft paper produced by Pamex was used to supply our Titan division. The remainder of its production was sold to third party manufacturers in Mexico and the United States.

  . Titan. Our Titan division, including the McKinley Container operations, is one of the largest integrated paper-based packaging manufacturers in Latin America. Titan's 2000 production of 690,000 short tons consisted of corrugated containers, multi-wall sacks and bags, and molded pulp egg cartons. Pamex supplies approximately 96% of Titan's domestic containerboard requirements, with the balance, higher grade containerboard, supplied primarily by McKinley Paper Company and Durango Paper Company. Waste material generated in production of corrugated containers is sold back to Pamex for recycling and to produce pulp. Titan's sales are primarily to Mexico and the maquiladora sector.

  . Grupo Pipsamex. Grupo Pipsamex is Mexico's sole domestic newsprint manufacturer and one of Mexico's leading bond paper manufacturers. In 2000, Grupo Pipsamex produced 281,000 short tons of newsprint and 103,000 short tons of uncoated free sheet. Grupo Pipsamex's sales are predominantly to the Mexican market with the balance primarily sold to the United States.

  . Ponderosa. Ponderosa, Mexico's largest forest-based building products manufacturer, markets its products throughout the NAFTA region. In 2000, Ponderosa produced 111,000 short tons of particleboard and 25,000 short tons of plywood. In 2000, Ponderosa supplied 80% of Pamex's wood requirements for the production of virgin pulp.

  . McKinley Paper Company. McKinley Paper Company is a state-of-the-art recycled linerboard manufacturer strategically located in the southwestern United States to supply our packaging operations in the United States and northern Mexico and to serve the growing maquiladora region. McKinley Paper Company is a significant collector of old corrugated container, or OCC, material, which is processed to create recycled fiber. In 2000, approximately 85% of the paper needs of our packaging operations in Dallas and Houston, TX were supplied by McKinley Paper Company.

  . Durango Paper Company. In December 1999, as part of our strategy of expansion in the NAFTA region, we acquired the Durango Paper Company, a fully integrated paper producer operating through three subsidiaries in the southeastern United States. In addition to operating six wood yards, Durango Paper Company produces bleached kraft paper and coated bleached board, as well as a wide range of products on three paper machines. Durango Paper Company also manufactures multi-wall bags, as well as computer forms.

  Our operating divisions interact with each other through inter-company sales as follows. Ponderosa sells wood chips and pine logs to Pamex for the production of virgin pulp. Pamex sells containerboard to Titan for the production of corrugated boxes and multi-wall sacks. McKinley Paper Company sells OCC and ONP to Pamex for the production of recycled fiber and sells containerboard to Titan for the production of corrugated containers. Titan sells its waste to Pamex for the production of recycled fiber. Durango Paper Company sells bleached pulp to Grupo Pipsamex for the production of uncoated free sheet. Grupo Pipsamex purchases paper tubes and corrugated containers from Pamex and Titan, respectively.

  Our Competitive Strengths

  We believe our competitive strengths are:

  . We are a vertically integrated low cost producer. As the largest forest management company and largest wastepaper collection company in Mexico, we are able to supply the majority of our raw material requirements, including 85% of our containerboard requirements, which allows us to substantially reduce raw material costs and to mitigate the impact of volatile pulp and commodity paper prices. In addition, our technological expertise has enabled us to increase yields of recycled fiber per ton of waste paper, use more recycled paper and less virgin types of pulp, each of which possesses different pricing cycles, to produce the same quality of products. Finally, we have recently expanded our collection of domestic OCC material in order to reduce our purchases of higher priced imported OCC material.

  . We have dominant market positions in the rapidly growing markets we serve. We are the largest paper producer in Mexico, whose rate of economic growth in 2001 is estimated to be approximately 5% according to the Mexican government. We also expect demand for paper products to grow by 1.5 times domestic GDP through 2005. In Mexico, we are the sole domestic producer of newsprint and the leading producer of corrugated containers used by the Mexican export sector. We are also the leading domestic supplier of corrugated containers to factories within the Mexican-U.S. border region, which is where most of the maquiladoras are located and one of the most rapidly growing economic regions in the Americas with a projected annual growth rate of 15% per year for five years, according to the Ministry of Commerce and Industrial Development (Secretaria de Comercio y Fomento Industrial, or SECOFI).

  . We have an experienced management team with a proven turnaround record. Our senior management has an average of over 20 years of experience in the integrated paper industry, the majority of which is with us. We have grown our business from a small paper manufacturer with sales of US$2.0 million in 1980 to one of the leading integrated paper producers in the NAFTA region with sales of US$1,207.5 million in 2000. Our historical growth has been achieved internally through the expansion and increased efficiency of existing facilities and externally through selective acquisitions of complementary, but underperforming companies. Our management team has a successful track record of turning around these acquired companies, which is described below in "Strategic Acquisitions."

  . Substantially all of our revenues are U.S. Dollar denominated or linked. For the three months ended March 31, 2001, approximately 44% of our sales were made in U.S. Dollars, with the balance primarily U.S. Dollar linked. In addition, the high percentage of U.S. Dollar denominated or linked revenues acts as a natural hedge for our debt which is 100% U.S. Dollar denominated.

  . Our strategically located facilities and customers are linked by our extensive distribution network. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time of our products. Our individual facilities and customers are linked by our extensive distribution system, which consists of approximately 3,500 trailer trucks. Our distribution network is highly efficient and the proximity of our assets to major centers enables our truck fleet to haul freight in both directions, thus lowering transportation costs. The close proximity of our facilities to the maquiladora sector makes our products attractive to customers due to their low shipping costs.

  . We have a diverse product portfolio which mitigates the impact of our industry's cyclicality. Our production, distribution and sale of different paper grades and paper products gives us the flexibility to mitigate the impact of cyclicality occurring in the market such that when one of our products is in a downward cycle, we can shift production, distribution and sales to focus on other products, assuming sufficient market demand. For example, in the case of Grupo Pipsamex, we have recently switched some production capacity from newsprint to bond paper due to recent increases in bond paper demand and prices which have outpaced increases in newsprint demand and prices.

  Our Business Strategy

  Our business strategy is to strengthen our position as the leading integrated paper and packaging company in Latin America, as well as to continue our growth as a leading integrated paper producer in the NAFTA region. To implement our strategy, we expect to:

  . Increase our cash flow through enhanced efficiency and shifts to higher margin products. We intend to continue to improve the efficiency and productivity of our operations by either upgrading or replacing our existing machinery, which we believe will result in a reduction of bottlenecks. Through the use of improved technology, we intend to increase the yield of pulp that can be produced from OCC material and old newsprint, or ONP, and increase the percentage of recycled pulp that can be used in the production of our finished products while maintaining our existing level of quality. We also intend to continue expanding our collection of domestic OCC material to further reduce our reliance on more expensive imported OCC material. We will continue to shift our marketing efforts toward high margin products such as bleached board, niche paper and specialty packaging.

  . Strengthen our leadership position in regional markets and increase our market share in the United States. By maintaining high capacity utilization and continuing to offer competitively priced, high quality paper and packaging products, accompanied by outstanding customer service, we believe we will solidify our role as a dominant producer in Mexico and the maquiladora sector. In addition, we have experienced a large increase in our sales to the U.S. since the adoption of NAFTA. Our aggregate sales to the maquiladora and traditional Mexican export sectors have grown at a 24.4% compound annual rate since 1994. Our recent cross-border acquisitions have illustrated our strategy of leveraging the trade opportunities opened by the adoption of NAFTA, and we expect the continuing integration of our Mexican and U.S. operations to provide us with operating efficiencies as well. We continue to increase our U.S. market share as a result of our acquisitions. Our U.S. operations will also allow us to supply higher quality products demanded in Mexico.

  . Optimize our capital structure and pursue fiscally sound financial activities. In addition to our ongoing practice of maximizing internally generated cash flows, we are currently restructuring our outstanding debt in an effort to create a more efficient capital structure. We intend to continue to seek to lower our cost of capital to ensure the greatest possible return on our strategic investments. We believe that a low cost of capital will facilitate both internal and external growth in a cost-effective manner in the future.

  . Continue to expand our core businesses through internal and external growth. We expect to continue to grow internally by selectively expanding current production facilities and installing additional equipment in order to reduce bottlenecks and increase capacity. We intend to grow externally by continuing to pursue, on a selective basis, strategic acquisitions of paper and packaging assets in Mexico and the United States. The key characteristics of our acquisition candidates include companies which have a combination of the following factors:

    . underperforming assets which can be easily turned around and acquired for a compelling price;

    .  maintain sustained profitability and growth after the turnaround;

    .  add additional and/or complementary production capabilities;

    . increase our geographic presence and/or penetration of existing markets; or

    . have synergies with our current businesses and can become part of our vertical integration.

Strategic Acquisitions

  The table below lists our principal recent acquisitions:

                            Year
 Principal Acquisitions   Acquired                   Principal Products
 ----------------------   --------                   ------------------
Durango Paper Company...    1999   Bleached kraft paper, coated bleached board,
multi-wall
                                   bags and continuous forms
Corrugated container
 facilities located
 in Houston, TX, Dallas,
 TX and Nogales, AZ.....    1998   Corrugated containers
Grupo Pipsamex..........    1998   Newsprint and uncoated free sheet
McKinley Paper Company..    1997   Containerboard paper, recycled fiber
collection
                                   operations

  We have a successful track record of turning around the companies we acquire. The following case studies highlight the impact that we have been able to make on our recent acquisitions.

  In October 1997, GID acquired McKinley Paper Company for Ps 720.7 million (US$75.0 million). Immediately following the acquisition, we introduced a client-oriented sales strategy to increase sales, reduced our workforce to improve efficiency, marketed higher margin products to increase profitability, and invested in new capacity. As a result, we increased linerboard sales by 17% from 163,000 short tons in 1998 to 191,000 short tons in 2000. We raised revenues 70.0% from Ps 697.1 million in 1998 to Ps 1,186.1 million in 2000. Our adjusted EBITDA increased from a Ps 84.1 million loss in 1998 to a Ps
165.0 million gain in 2000.

  In December 1998, we acquired Grupo Pipsamex from the Mexican government for US$105.0 million. Subsequent to the acquisition, we increased imports of raw materials in order to produce a more diversified mix of higher margin products, improved efficiency resulting in reduced operating costs, and reduced total personnel by 41%. As a result, since the acquisition, we increased revenues by 3% from Ps 2,337.3 million in 1998 to Ps 2,415.8 million in 1999 and by 6% from 1999 to Ps 2,570.9 million in 2000. We increased our adjusted EBITDA from Ps 86.1 million in 1998 to Ps 387.9 million in 1999 and decreased to Ps 284.5 in 2000.

Our Products

  General

  Our main product groups are:

  . Paper--containerboard (linerboard and corrugating medium), kraft paper (bleached and unbleached), newsprint, uncoated free sheet (bond, envelope, book stock, miscellaneous free sheet), and coated bleached board (solid bleached sulfite, folding boxboard, blister pack, double coated bleached board)

  . Packaging--corrugated containers, multi-wall sacks and bags, and molded pulp products

  .  Other business--plywood and particleboard

  Our total capacity by product, number of mills and plants, and actual production and shipments for the periods indicated, is as follows:

                    Production (in thousands of short tons)

                             Current Annual
                                Installed            December 31,        March
31,
                          --------------------- -----------------------
-----------
Product Type              Capacity Mills/Plants  1998    1999    2000   2000
2001
------------              -------- ------------ ------- ------- ------- -----
-----
Paper
Containerboard..........    800.0        6        748.0   797.0   809.4 204.1
194.5
Newsprint(1)............    297.0        2          --    272.0   276.8  66.9
74.5
Uncoated free sheet(1)..    143.0        1          --     90.0   106.0  25.5
23.8
Kraft paper(2)..........    200.0        1          --      --    105.6  20.8
15.7
Coated bleached
 board(2)...............    220.0        1          --      --    273.6  72.6
54.2
                          -------      ---      ------- ------- ------- -----
-----
  Total Paper...........  1,660.0       11(3)     748.0 1,159.0 1,571.5 390.0
362.7
Packaging
Corrugated containers...    712.0       26        553.0   568.0   599.3 151.4
142.4
Multi-wall sacks and
 bags...................    138.0        8         54.5    52.8    99.8  25.4
24.5
Molded pulp products and
 others.................     40.0        4         32.0    33.0    35.7   8.9
9.2
                          -------      ---      ------- ------- ------- -----
-----
  Total Packaging.......    890.0       38        639.5   653.8   734.8 185.7
176.1
                          -------      ---      ------- ------- ------- -----
-----
Other business..........    204.0        4        169.0   174.0   203.2  50.9
21.3
                          -------      ---      ------- ------- ------- -----
-----
  Total Production......  2,754.0       53      1,556.5 1,986.8 2,509.5 626.6
560.1
                          =======      ===      ======= ======= ======= =====
=====

--------
(1) We did not produce any newsprint or uncoated free sheet prior to acquiring Grupo Pipsamex in December 1998.
(2) We did not produce any kraft paper for the periods indicated or coated bleached board prior to acquiring Durango Paper Company in December 1999.
(3) The same plant produces both kraft paper and coated bleached board.

                    Shipments (in thousands of short tons)

                                                  December 31,        March 31,
                                             ----------------------- -----------
Product Type                                  1998    1999    2000   2000  2001
------------                                 ------- ------- ------- ----- -----
Paper:
Containerboard..............................   276.6   270.0   262.9  70.4  58.5
Newsprint(1)................................     --    276.6   280.8  63.3  64.1
Uncoated free sheet(1)......................     --     91.5   103.4  23.5  22.8
Kraft paper(2)..............................     --      --     96.6  20.2  14.2
Coated Bleached Board(2)....................     --      --    249.2  70.7  55.8
                                             ------- ------- ------- ----- -----
  Total Paper...............................   276.6   638.1   993.0 248.1 215.5
                                             ------- ------- ------- ----- -----
Packaging:
Corrugated containers.......................   542.2   567.5   594.5 149.7 140.5
Multi-wall sacks and bags...................    51.8    50.7   101.4  25.4  24.1
Molded pulp products and others.............    32.0    32.0    73.1  17.7  19.0
                                             ------- ------- ------- ----- -----
  Total Packaging...........................   626.0   650.2   769.0 192.9 183.6
                                             ------- ------- ------- ----- -----
Other businesses............................   162.0   173.0   158.4  38.7  15.1
                                             ------- ------- ------- ----- -----
  Total Shipments........................... 1,064.6 1,461.3 1,920.4 479.6 414.2
                                             ======= ======= ======= ===== =====

--------
(1) We did not ship any newsprint or uncoated free sheet prior to acquiring Grupo Pipsamex in December 1998.
(2) We did not ship any kraft paper for the periods indicated or coated bleached board prior to acquiring Durango Paper Company in December 1999.

  Paper Products

  Below is a description of our paper products and their usage.

 Product Type                         Product Description and Usage
 ------------                         -----------------------------
 Containerboard......... We produce linerboard and corrugating medium, white-
                         top and mottled white linerboard and paper, high-
                         performance linerboard, multi-wall paper and
                         extensible paper. Our products are used by corrugated
                         container manufacturers in the production of a wide
                         variety of corrugated containers.

 Kraft paper............ We produce bleached and unbleached kraft paper. Our products are used by paper bag converters to produce
                         sacks, multi-wall sacks and bags, golden envelope
                         grades, wet strength paper, and fluro-carbon treated
                         board.

 Newsprint.............. We produce standard, peach and improved newsprint. Our products are used by newspaper and magazine publishers
                         and advertisers for newspapers, books, advertisements,
                         and magazines.
 Uncoated free sheet.... We produce bond, forms, tablet, envelope, copy, and book stock and miscellaneous free sheet. Our products
                         are used by consumer goods and office supplies
                         producers for printing and writing paper, office
                         supplies, and educational books.

 Coated bleached board.. We produce solid bleached sulfite, folding boxboard, blister pack, and double coated bleached board. Our products are used by packaging companies in specialty packaging applications including cosmetics, pharmaceuticals, blister pack for vacuum packaging, specialty poster board and disposable cups and plates.

  We are able to produce a wide variety of paper products, in terms of weight and resistance, and we can use virgin and recycled fiber as raw material in different proportions to achieve the characteristics required by our customers. We sell our linerboard and kraft paper in rolls of varying widths depending on the capacity of the converting machinery on which it will be used.

  Packaging Products

  Below is a brief description of our packaging products and their usage.

 Product Type                 Product Description and Usage
 ------------                 -----------------------------
 Corrugated containers......  We produce corrugated containers manufactured from containerboard in converting plants. Our
                              products are used by consumer, industrial and
agricultural goods producers to ship products
                              including home appliances, electronics, spare
parts, grocery products, produce, books, tobacco and
                              furniture.

 Multi-wall sacks and bags.. We produce flat, expandable, glued, sewn and laminated bags. Our products are used by cement, powdered foods and chemicals manufacturers for
delivery of cement, flour, powdered food, chemical
                              products, gypsum and lime producers.

 Molded pulp products.......  We produce molded pulp products from recycled newsprint and other similar papers dyed in different
                              colors and printed at our facilities. Our products
are used by egg packaging companies and in the
                              electronics industry.

  We produce a wide range of corrugated containers depending on the product to be shipped, its size and weight and the distance the product is to be shipped.
Our multi-wall sacks and bags are high-resistance containers that are designed to be used reliably in adverse conditions of filling, handling, transportation, warehousing and distribution. The bags we manufacture are made from paper produced from virgin pulp which gives our bags their superior strength.

  Other products

  Below is a description of our forest products and their usage.

 Product Type                 Product Description and Usage
 ------------                 -----------------------------
 Plywood....................  We produce ponderosa pine plywood, hardwood plywood and medium density overlay, and specialty
                              plywood. Our products are used in the construction
industry in Mexico and the United States. Other
                              uses are signs, doors, concrete pouring, and toys.

 Particleboard..............  We produce thermalfused melamine panels. Our products are used in the construction and furniture
                              industry for raw particle, shelving, and stepping.

  Demand in the Mexican forest products industry is driven primarily by the Mexican construction and furniture industries. Following a decline in construction activity after the December 1994 devaluation of the Peso, as well as continuing budget austerity in the public sector, demand for our forest products declined sharply in 1995 and has subsequently remained essentially flat.

Customers

  We primarily sell our products in Mexico and the United States. In 2000, 61% of our total sales were made in Mexico and 39% were made in and into the United States.

  Our major customers in Mexico and the United States include:

                                                              Forest & Building
Paper                    Packaging                            Products
-----                    ---------                            -----------------
Mexico                   Mexico                               Mexico
El Universal             Vitro                                Grupo GEA
Excelsior                Cementos Apasco                      Grupo Cambel
Grupo Multimedios        Nestle                               Durart
Novedades                Kimberly Clark                       Grupo Frid
                         Sara Lee
                         Gamesa and Sabritas (PepsiCo.)
                         Chiquita

United States            United States                        United States
Corru-Kraft              Quik-crete Concrete                  Sol Building
Paccess-Nike             CKS Packaging                        Tech. Products
Stuart Entertainment     Diamond Pet Foods

  In 2000, sales to our 10 largest customers accounted for approximately 16% of our net sales. However, none of our customers accounted for a material amount of our revenues. We do not believe that the loss of any single customer would have a material adverse effect on our business.

Sales and Marketing

  Our sales and marketing staff are responsible for identifying and developing markets as well as notifying our research and development staff of customer product requirements. We sell our products through our direct sales force at our Mexican offices located in Mexico City, Guadalajara and Monterrey, Mexico, and our U.S. offices located in Albuquerque, NM, Houston and Dallas, TX, and St. Marys, GA. At December 31, 2000, we had approximately 67 employees involved in direct sales.

  We make substantially all of our sales directly to our clients. We only use brokers in limited circumstances.

  Our sales strategy involves targeting niche markets, such as the maquiladora sector, Mexican export markets and lightweight markets. To date, the limited competition in Mexico and our competitive pricing policy has resulted in pricing not becoming a dominant factor while customer service and product differentiation become the primary elements of our sales effort. A core element of our sales strategy is to establish long-term customer relationships by ensuring that we satisfy our customers' specific requirements. The customized service we provide and the strategic relationships we have developed ensure we retain our existing customers while attracting new ones.

  To support our direct sales efforts and to actively promote our products, we engage in a variety of marketing activities. These activities include regular meetings with our entire sales force and educational seminars and social outings with clients.

  Customer service is an important factor in maintaining and gaining market share and clients. We deliver products to our customers in a manner that addresses individual technical specifications, delivery methods, timing constraints and other customer specific requirements. Our sales force has established customer complaint procedures and undergoes customer retention reviews to ensure that the level of our service is maintained and constantly improved. Our advertising and promotional campaigns are carried out in specialized industry publications and industry shows.

  With respect to corrugated containers, by engaging in sales on both sides of the Mexican-U.S. border, we continuously evaluate the pricing levels for our products in both the U.S. and Mexican markets. While pricing is generally negotiated on a yearly basis, our contracts normally include price adjustment provisions to compensate for market movements as published in reputable trade publications.

Raw Materials

  We believe we have a flexible raw material mix. The principal raw materials used in our production processes are recycled fiber and virgin pulp. Recycled fiber is obtained by processing OCC material, ONP material, magazines and office waste paper material. We also use virgin pulp, which is made by processing wood chips, in the production of 100% virgin kraft paper and we mix virgin pulp with recycled fiber to produce a variety of semi-recycled grades of other packaging and paper products. In the case of newsprint and printing grades, we produce a high quality product with a high content of post-consumed recycled fiber.

  Recycled Fiber

  Our business is affected by trends in international and domestic prices of OCC and ONP material. The price differential between domestic and imported OCC material fluctuates in Peso terms, due to demand and currency fluctuations, and at any given time we may supply ourselves from either market, depending on the then current price differential. We have progressively reduced our use of imported OCC material for papermaking, from over 47% in 1995 to approximately 30% in 2000, due to a greater availability of domestic OCC material, an increase in our collection efforts and because yields from recycled fiber have increased. We believe that we are the largest collector of recycled fiber in Mexico.

  In the United States, 45% of our fiber requirements are provided by our recycling centers in Albuquerque and Phoenix. We obtain the balance of our requirements in the open market. As part of our strategy in Mexico, we have been increasing the capacity of our collection centers for OCC and ONP material in order to reduce the imports of these two important raw materials, and consequently, to reduce costs. Our initiatives to shift our supply sources for recycled fiber and strengthen our domestic collection efforts will help to achieve our goal of maintaining low raw material costs.

  Pulp

  We are Mexico's sole producer of unbleached kraft pulp and we are currently able to produce 220,000 short tons of unbleached pulp per year, which is more than sufficient to supply our internal requirements for virgin kraft pulp. We are also able to produce 79,000 short tons per year of chemical thermo mechanical pulp, 79,000 short tons per year of thermo mechanical pulp, 79,000 short tons per year of sugar cane bagasse pulp, 319,000 short tons per year of deinked pulp, and 400,000 short tons per year of bleached soft and hardwood pulp in the United States.

  In Mexico, we buy our wood, the raw material from which we produce virgin kraft pulp, from small property owners and ejidos, which are small plots of land granted by the Mexican government to small groups of land workers, located in the states of Durango, Jalisco, Oaxaca and Michoacan. In total we have access to approximately 600,000 hectares of forestry land. Recently, the Mexican government has made significant changes to the ejido system in order to increase productivity. The changes have restructured the ejido system to allow large private investors to co-invest with small owners or to lease properties on a long-term basis. We have traditionally managed our supply of forest resources through direct negotiations with landowners. In general, we believe that our existing wood supply arrangements are sufficient to provide for our currently anticipated rates of consumption for the foreseeable future. We have a strong presence in the Mexican forestry sector that allows us to effectively source our wood supply. In the United States, we buy our wood chips from a single supplier, Gilman Building Products, based on a long term supply contract that expires in December 2004.

  Water

  Other than at our Atenquique, Mexpape and Fapatux pulp and paper mills, which use treated river water, we obtain our water requirements for both our Mexican and U.S. operations from wells located at our production facilities. We believe that our water supply is sufficient for all existing and contemplated activities.

  Our McKinley mill is one of only three "zero-effluent" paper mills in the world. Water is initially obtained from wells, and after using it in the papermaking process, it is then treated and recycled through the plant. Accordingly, the ongoing water supply requirements at our McKinley mill are significantly less than for conventional paper mills.

  Energy

  Our Atenquique mill has the ability to generate its own power from on-site power plants and does so depending on prices. Three of our Titan mills generate their own power from on-site power plants, while the other Titan mills purchase all of their power from the Mexican state-owned electric company. Some of our mills generate a portion of the power needed in our pulp mills: the Mexpape mill generates 90% of its power, Centauro paper mill generates about 40% of its power and Pronal mill 30% of its power, while the balance is purchased from the Comision Federal de Electricidad, the Mexican state-owned electric company. Our other Mexican plants purchase all their power from the Mexican state-owned electric company. The contracts for power supply signed with the Mexican state-owned electric company are the standard contracts used for all Mexican companies and there is no specific termination date for the contracts.

  In the United States, our McKinley mill is supplied by a rural electric cooperative at formula prices under a long-term contract. The Durango Georgia Paper Company is supplied by its own generators and a regional electric utility at favorable rates. Our U.S. converting facilities purchase power from local utilities.

Distribution and Supply of our Products

  Our distribution network is one of the most extensive and most efficient delivery systems within the Mexican paper and packaging industry. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time for our products. We distribute and deliver our products from our plants as well as from several warehouses strategically located throughout Mexico. In the United States, we deliver our products from our plants located in Prewitt, New Mexico, St. Marys, Georgia and Dallas and Houston, Texas, and from ware-houses located throughout the United States, including in Los Angeles, Philadelphia, Baltimore, Cleveland, Las Vegas and New Jersey. We consider that an effective delivery time ranges from 1 to 5 days from the date of the purchase order to the delivery of the product to our customer. We are able to adjust deliveries of our products through the use of a just-in-time system, offering same day deliveries, at the request of our customers.

  We currently own approximately 500 trailer trucks and have relationships with independent operators of approximately 3,000 additional trucks. We use our trucks to transport wood from our forests to our production facilities. We also use our trucks and trucks operated by independent operators to ship finished products to our customers in Mexico and in the United States. Our location near city centers allows these independent operators to benefit by hauling our freight both to and from destinations. This also reduces our shipping costs.

  We also use railroads for the transportation of raw material to our productions facilities and finished products to our customers.

  Among our products, containerboard, industrial paper, newsprint and printing grades, which are transported in large rolls, can be economically shipped over long distances. Corrugated containers and bags have a much smaller economic shipping radius because their low density results in a relatively high transport cost per ton compared to paper. Consequently, our broad network of container and bag plants, located near major industrial centers around Mexico, is an important factor in the timely and economic delivery of our packaging products to both local and national customers.

  We rely heavily on our distribution and supply system to obtain raw materials for our strategically located network of production facilities and to deliver our products to customers. We believe that the reach and efficiency of our distribution and supply system are important to our customers, and we believe customer loyalty depends as much on service and quality as on price.

  We also use railroads for the transportation of raw materials to our production facilities and finished products to our customers. We operate a short line railroad in St. Marys, Georgia, used as a secondary railway line to connect to the primary rail network, that hauls approximately 12,000 carloads of freight per year. Its rolling stocks include three engines and 60 lumber flatcars. We leased 153 railcars in connection with our acquisition of Durango Paper Company. Inbound raw material shipments of 40 and more cars carry wood chips, pulpwood, processing chemical and coal into our plant every day.

Facilities and Capacity

  The table below sets forth information regarding the identity, location, products and capacity of our production facilities:

                                                             short tons per year
                                                             -------------------
Paper:......................................................      1,660,000
Containerboard..............................................
Centauro Mill, (Durango)....................................        264,000
Atenquique Mill (Jalisco)...................................        132,000
McKinley Mill, (New Mexico, U.S.)...........................        200,000
Monterrey Mill (Nuevo Leon).................................        137,000
Guadalajara Mill (Jalisco)..................................         40,000
Texcoco Mill (Edo. de Mexico)...............................         27,000
                                                                  ---------
  Total.....................................................        800,000
Newsprint...................................................
Pronal Mill (San Luis Potosi)...............................        160,000
Tuxtepec Mill (Oaxaca)......................................        137,000
                                                                  ---------
  Total.....................................................        297,000
Uncoated Free Sheet.........................................
Mexpape Mill (Veracruz).....................................        143,000
                                                                  ---------
  Total.....................................................        143,000
Coated Bleached Board.......................................
St. Marys Mill (Georgia, U.S.)..............................        220,000
                                                                  ---------
  Total.....................................................        220,000
Kraft Paper Board...........................................
St. Marys Mill (Georgia, U.S.)..............................        200,000
                                                                  ---------
  Total.....................................................        200,000
                                                                  =========
Pulp:.......................................................      1,176,000
Bleached Soft & Hardwood Pulp

St. Marys Mill (Georgia, U.S.)..............................        400,000
                                                                  ---------
  Total.....................................................        400,000

                                                             short tons per year
                                                             -------------------
Unbleached Soft Wood Pulp...................................
Centauro Mill, (Durango)....................................       110,000
Atenquique Mill (Jalisco)...................................       110,000
  Total.....................................................       220,000
Bleached Chemical Themomecanical Pulp
Fidusa Pulp Mill (Durango)..................................        79,000
  Total.....................................................        79,000
Thermomecanical Pulp (TMP)
Tuxtepec Pulp Mill (Oaxaca).................................        79,000
  Total.....................................................        79,000
Bleached Bagasse Pulp
Mexpape Pulp Mill (Veracruz)................................        79,000
  Total.....................................................        79,000
Bleached Deinking Pulp
Pronal DIP Mill (San Luis Potosi)...........................       154,000
Tuxtepec DIP Mill (Oaxaca)..................................        79,000
Mexpape DIP DIGHB Mill (Veracruz)...........................        86,000
                                                                   -------
  Total.....................................................       319,000
                                                                   =======
Packaging:                                                         890,000
Corrugated containers
Mexicali Plant (Baja California Norte)......................        26,000
Chihuahua Plant (Chihuahua).................................        29,000
Monterrey Centro Plant (Nuevo Leon).........................        33,000
CartonPack (Nuevo Leon).....................................        44,000
Monterrey Plant (Nuevo Leon)................................        44,000
Culiacan Plant (Sinaloa)....................................        22,000
Guadalajara Plant (Jalisco).................................        50,000
Guadalajara Ceosa Plant (Jalisco)...........................        20,000
Guadalajara San Sebastian Plant (Jalisco)...................        22,000
Queretaro Plant (Queretaro).................................        33,000
Atempack Juarez Plant (DF)..................................        33,000
Atempack Tultitlan Plant (Edo. de Mexico)...................        55,000
Titan Tlalnepantla Plant (Edo. De Mexico)...................        55,000
Eyemsa Izcalli Plant (Edo. de Mexico).......................        40,000
Eyemsa Tlalnepantla Plant (Edo. De Mexico)..................        33,000
Eyemsa Tapachula Plant (Chiapas)............................        44,000
Eyemsa Tepatitlan Plant (Jalisco)...........................        50,000
McKinley Dallas Plant (Texas, U.S.).........................        46,000
McKinley Houston Plant (Texas, U.S.)........................        33,000
                                                                   -------
  Total.....................................................       712,000
Multi-wall Sacks & Bags
Cd. Guzman Plant (Jalisco)..................................        22,000
Tula Plant (Hidalgo)........................................        22,000
Apasco Plant (Edo. de Mexico)...............................        33,000
Gilman Eastman Plant (Georgia, U.S.)........................        55,000
Gilman McDowell (Tennessee, U.S.)...........................         6,000
                                                                   -------
  Total.....................................................       138,000

                                                             short tons per year
                                                             -------------------
Molded Pulp Packaging
Titan Apodaca Mill (Nuevo Leon.)............................        21,500
Titan Guadalajara Mill (Jalisco)............................         7,500
Titan Hermosillo Mill (Sonora)..............................         7,500
Titan Monterrey Mill (Nuevo Leon.)..........................         3,500
                                                                   -------
  Total.....................................................        40,000
Other:
Particleboard Chihuahua Mill (Chihuahua)....................       132,000
Particleboard Durango Mill (Durango)........................        17,000
Plywood Anahuac Mill (Chihuahua)............................        26,000
Plywood Durango Mill (Durango)..............................        29,000
                                                                   -------
  Total.....................................................       204,000
                                                                   =======

Our Competition

  In Mexico we compete with a number of Mexican paper producers and small packaging companies and with major foreign integrated paper producers, who are primarily importers from the United States. In addition, as an integrated paper producer, we compete not only with other integrated paper producers but also with companies that produce only paper or converted products. Many of our foreign competitors have greater financial resources than we do. In the United States, we compete with major international integrated paper producers. We compete primarily on customer service, product quality differentiation and price.

  Constant review and benchmarking of competitive factors is necessary to remain competitive in our industry. We monitor the paper industry through market publications, and through our participation in many industry-related events. While pricing is normally negotiated on an annual basis for the majority of our products, our contracts normally include price adjustment provisions to compensate for market movements as published in reputable trade publications.

  We serve approximately 40% of the containerboard market, 70% of the newsprint market, and 13% of the uncoated free sheet market in Mexico, according to the National Chamber for the Pulp and Paper Industry. In addition, we believe we also serve 40% of the packaging market and 35% of the woods product market.

  We produce, distribute and sell different paper grades and paper products, which we believe gives us, unlike our Mexican competitors, the flexibility to avoid the impact of cyclicality occurring in the market. We can increase paper production for export opportunities, as conditions warrant, such as changes in raw material prices, without interrupting a steady supply of paper to our internal converting operations and our existing customers. While the phased reduction in Mexican tariffs under NAFTA may increase our competition from U.S. producers of containerboard and industrial paper, we are not aware of any plans by domestic or foreign producers to construct additional production capacity in Mexico.

Environmental Matters

  Our Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Under this law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of the Environment and Natural Resources.

  In 1988, we agreed with Mexican environmental regulatory authorities on what would constitute compliance and we proceeded to implement a compliance plan. Today, our paper mills are in compliance with general standards established by law and with specific standards promulgated by the Mexican regulatory authorities. In 1995, we purchased approximately 26% of Planta Ecologica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo Leon. The venture processes and recycles water used by plants in the industrial park where our Titan paper mill is located. Our paper mills are subject to periodic environmental audits by the Ministry of the Environment and Natural Resources. We have frequently been recognized for our environmental record and our role in implementing modern forest management techniques. However, there can be no assurance that relevant authorities will continue to find our environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, we could incur material compliance costs.

  Our U.S. operations are subject to federal, state, and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"), and Resource Conservation and Recovery Act ("RCRA"), has required us to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations. Capital expenditures directly related to environmental compliance totaled approximately US$33.8 million during 2000. This amount does not include capital expenditures for environmental control facilities made as part of major mill modernizations and expansions or capital expenditures made for any other purpose that may have an indirect benefit on environmental compliance.

  We are committed to protecting the health and welfare of our employees, the public, and the environment and strive to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, we intend to use state-of-the-art technology for our air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

  Future expenditures for environmental control facilities will depend on new laws and regulations and other changes in legal requirements and agency interpretations, as well as technological advances. We expect the trend toward more stringent environmental regulation to continue for the foreseeable future. The trend in interpretation and application of existing regulations by regulatory authorities also appears to be toward increasing stringency, particularly under RCRA with respect to solid wastes generated at kraft paper mills. Given these uncertainties, we currently estimate that capital expenditures for environmental purposes at our U.S. operations during the year 2001 will be approximately US$2.0 million.

  On April 15, 1998, the U.S. Environmental Protection Agency issued extensive regulations governing air and water emissions from the pulp and paper industry, known as the Cluster Rules. Compliance with various phases of the Cluster Rules will be required at intervals over the next few years. According to the EPA, the technology standards in the Cluster Rules will cut the industry's toxic air pollutant emissions by almost 60% from current levels and virtually eliminate all dioxin discharged from pulp, paper, and paperboard mills into rivers and other surface waters. The rule also provides incentives for individual mills to adopt technologies that will lead to further reductions in toxic pollutant discharges. The estimated capital expenditures disclosed above consist primarily of expenditures needed to comply with the Cluster Rules. Based upon our interpretation of the Cluster Rules as issued, compliance with the rule will require modifications at the Durango Paper Company Mill in St. Marys, Georgia. Some of these modifications can be included in modernization projects that will provide us with economic benefits. Excluding these investments, we incurred approximately US$33.8 million toward Cluster Rules compliance. At present, we are in compliance with the Cluster Rules, excluding expenditures related to discontinued operations. For the secondary compliance deadline of April 15, 2005, we expect expenditures between US$6.2 million and US$11.6 million.

  New effluent (water) quality standards for unbleached paper mills were not included in the Phase I Cluster Rule as promulgated. These standards are expected to be promulgated between 2001 and 2002. Also not included in the Phase I Cluster Rule was the proposed Maximum Achievable Control Technology ("MACT") II Standard for the control of hazardous air pollutant emissions from pulp and paper mill combustion sources. The timeline for final promulgation of the MACT II Standard for the control of hazardous air pollutant emissions is uncertain at this time pending resolution of substantive issues raised during the public comment period and as subsequently addressed by industry stakeholder groups. Because of the uncertainty as to when the rules will be finalized and what the rules will require, it is not possible to estimate future expenditures at this time.

  In addition to these capital expenditures, we incur significant ongoing maintenance costs to maintain compliance with environmental regulation. We do not believe that these capital expenditures or maintenance costs will have a material adverse effect on our earnings. In addition, expenditures for environmental compliance should not have a material impact on our competitive position, because other companies are also subject to these regulations.

Insurance

  We carry "all risk" insurance policies for each of our facilities. These policies cover our property, plant, equipment, raw materials, finished products and inventory at levels customary with market practice.

Our Employees

  At December 31, 2000, we had approximately 11,659 employees (9,875 in Mexico and 1,784 in the United States) and approximately 69% of our work force was unionized. We have not experienced any work stoppages in our facilities or those of our subsidiaries, other than a strike at our Atenqique mill which lasted nine days in July 1998 and which was resolved by contract renegotiations. We currently have good relations with our employees at all our facilities.

  On April 26, 2001, we temporarily shut down one of the Pamex mills in Atenquique. The plant represented 0.7% of our third party sales and 1% of our operating income in 2000. We took this step in order to modify the plant's expensive and non-productive labor contract which has caused us to have twice the labor cost per ton at that plant than at our other similar linerboard mills in Mexico. Based on our current negotiations with the labor union, we expect the mill will be reopened by the third quarter of 2001.

  The table below shows the number of employees in Mexico and the United States at the end of each of the past three years:



                                                            Year Ended December
                                                                    31,
                                                            --------------------
                                                             1998   1999   2000
                                                            ------ ------ ------
       Mexico.............................................. 10,747  9,654  9,875
       United States.......................................    366  1,969  1,784
                                                            ------ ------ ------
       Total............................................... 11,113 11,623 11,659
                                                            ====== ====== ======
       Temporary Employees.................................  1,414  1,308  1,106


Legal Proceedings

  We are party to various legal proceedings in the ordinary course of our business. We do not expect any proceeding, if determined adversely against us, individually or in the aggregate, to have a material adverse effect on the results of our operations or our financial condition.

Description of Property

  In addition to our facilities described above, our headquarters are located in Durango, Mexico, approximately 900 kilometers (560 miles) north of Mexico City. We maintain sales offices in Mexico City, Guadalajara, Jalisco and Monterrey, Nuevo Leon and representative offices in Albuquerque, New Mexico, and in Dallas, Houston and Rio Grande, Texas, and St. Marys, Georgia. Our various production facilities in Mexico are located in the states of Durango, Nuevo Leon, Jalisco, Baja California, Sonora, Estado de Mexico, Hidalgo, Queretaro, Sinaloa, Chihuahua and Chiapas, as well as in Mexico City. In the United States, we operate facilities in the states of New Mexico, Texas, Arizona, Georgia, Pennsylvania, and Tennessee.

Significant Changes

  No significant change has occurred since the date of the annual audited financial statements included in this prospectus and consent solicitation.

Material Contracts

  In December 1999, we acquired the Gilman Pulp and Paper Group for Ps 1,152.2 million (US$119.9 million) from HG Estate LLC pursuant to a stock purchase agreement, among HG Estate LLC, St. Marys Railroad Corporation, W.O. Corporation, and Durango Paper Company.

  On April 27, 2001, one of Durango Paper Company's subsidiaries, Durango Georgia Converting LLC, sold substantially all of the assets of its Sky Division to TST Impreso, Inc. pursuant to an asset purchase agreement, dated April 5, 2001. Pursuant to the asset purchase agreement, TST paid Durango Converting approximately $11.6 million in cash, subject to a purchase price adjustment, and issued an unsecured promissory note to Durango Converting in the principal amount of $300,000 and a secured promissory note to Durango Converting in the principal amount of $640,578. As part of the transaction, Durango Converting and TST also entered into a five year supply agreement under which Durango Converting or its affiliates will supply paper and boxes to TST.


  On June 1, 2001, Durango Converting sold substantially all of the assets of its Eastman Division to Stone Container Corporation pursuant to an asset purchase agreement, dated May 16, 2001. Pursuant to the asset purchase agreement, Stone Corporation paid Durango Converting $15.6 million, subject to a purchase price adjustment, as consideration for the assets of the Eastman Division. As part of the transaction, Durango Converting and Stone Corporation also entered into a transition services agreement and a three year paper supply agreement under which Durango Paper Company will supply paper to Stone.

  Copies of each of these contracts have been filed as an exhibit to the registration statement and are on file with the Securities and Exchange Commission.

Exchange Controls

  The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or other currencies, and vice versa. However, prior to 1991 some forms of exchange control were in effect, and there can be no assurance that the Mexican government will not reinstate a restrictive exchange control policy in the future. The imposition of such a policy in the future might impair our ability to obtain or transfer U.S. Dollars in respect of any interest and principal payments due on our indebtedness, and it could also have a material adverse effect on our business and financial condition.

                                  MANAGEMENT

Board of Directors

  Our board of directors is responsible for the management of our business. Our by-laws (estatutos sociales) provide that the board of directors will consist of the number of directors and alternate directors elected by our stockholders at the annual ordinary general meeting, each of whom is elected for a term of one year.

  Pursuant to our by-laws, alternate directors are appointed by our stockholders to serve on the board of directors in place of directors who are unable to attend meetings. If a member of our board is absent from a meeting, one of our alternate directors is called to serve as a director for such meeting in the order provided by the stockholders. If the stockholders do not provide an order, the alternate director is chosen indistinctly by the board. Even when alternate directors are not substituting a director, they are invited to attend all board meetings.

  Our board of directors includes 10 directors, of whom four are independent directors, and 10 alternate directors.

  Our executive officers are appointed by the board of directors and serve until their successors have been appointed and take office.

  The table below sets forth the members of our board of directors and our executive officers:


     Name                                  Current Title                   Since
     ----                                  -------------                   -----
Miguel Rincon........... Chairman of the Board and Chief Executive Officer 1991
Jose Antonio Rincon..... Vice-Chairman and Chief Operating Officer         1991
Mayela Rincon de
 Velasco................ Vice-President and Chief Financial Officer        1993
Jesus Rincon............ Director                                          1998
Wilfrido Rincon......... Director                                          1999
Ignacio Rincon.......... Director                                          1999
Angel Del Palacio*...... Director                                          2001
Alfonso Fernandez De
 Castro*................ Director                                          2001
Buenaventura G.
 Saravia*............... Director                                          2001
Roberto Isaac
 Hernandez*............. Director                                          2001

Alternate Directors:
Prudencio Calderon...... Alternate Director                                2001
                         and U.S. Managing Director                        1997
Jesus Romo Carrasco..... Alternate Director                                2001
                         and Controller                                    1988
Martin Rincon
 Arredondo.............. Alternate Director                                2001
                         Commercial Manager-Grupo Pipsamex                 1999
Arturo Diaz Medina...... Alternate Director                                2001
                         and Financial Manager                             1998
Gustavo Peyro Medina.... Alternate Director                                2001
                         and Audit and Systems Manager                     1996
Raul Catano A........... Alternate Director                                2001
                         and General Manager-Titan Central Division        1993
Victor Manuel Sanchez... Alternate Director                                2001
                         and Financial Manager-Titan Group                 1993
Juan Montufar C......... Alternate Director                                2001
                         General Manager-Industrias Centauro               1995
Javier Bermea G......... Alternate Director                                2001
                         General Manager-Titan North Division              1993
Ignacio Parra Rivera.... Alternate Director                                2001
                         General Manager-Titan West Division               2001

--------
* Independent Directors

Executive Officers:
Gustavo Peyro Medina.............. Audit and Systems Manager                1996
Arturo Diaz Medina................ Financial Manager                        1998
Jesus Romo Carrasco............... Controller                               1988
Gabriel Villegas.................. Secretary of the Board and Legal Counsel 1987

  Miguel Rincon, Jose A. Rincon, Jesus Rincon, Ignacio Rincon, Wilfrido Rincon, Mayela R. de Velasco and Martin Rincon are siblings.

  Miguel Rincon has been Chairman of the Board and Chief Executive Officer of our company since 1991 and of GID since 1982. He has been an active member of a number of organizations in Mexico related to our industry, such as the National Chamber for the Pulp and Paper Industry, the Por Mexico Group, an association of business leaders from all sectors, and the National Commission on Commercial Agriculture (Comision Nacional Agropecuaria y Comercial). He currently serves on a number of corporate boards in the United States and Mexico, including Banamex, one of the largest Mexican banks, and The Chase Manhattan Bank de Mexico, S.A. de C.V.


  Jose Antonio Rincon has been Vice-Chairman and Chief Operating Officer of our company since 1991 and of GID since 1982. Since 1988, he has been a member of the National Chamber for the Pulp and Paper Industry. From 1990 to 1998, he served as director of Banco Santander, S.A. de C.V.


  Mayela Rincon de Velasco has been Vice-President and Chief Financial Officer of our company since 1991 and of GID since 1986. From 1987 to 1994, she worked as a professor of international finance in the Durango State University (Universidad Juarez del Estado de Durango). She is a member of the Association of Public Accountants (Colegio de Contadores Publicos). She is also a member of the philanthropic board of the General Hospital of Durango (Hospital General de Durango).


  Jesus Rincon has been a director of our company since 1998. Since 1997, he has worked as the general manager of Porteadores de Durango as well as the general manager of Ponderosa. From 1995 to 1997, he served as the development manager of GID. He is an active member of the National Association of Particleboard Manufacturers and the Forest Industry Association.


  Wilfrido Rincon has been a director of our company since 1999. Since 1998, he has been the general manager of the paper division of Pamex. From 1997 to 1998, he served as general manager of Ponderosa. From 1994 to 1996 he worked as development manager of GID. He also serves as president of the National Chamber of the Forestry Industry and vice-president of National Chamber for the Pulp and Paper Industry. He is an active member of the National Council for Forestry (Consejo Consultivo Forestal Nacional).


  Ignacio Rincon has been a director of our company since 1999. Since 1998, he has been the general manager of Empresas Titan. From 1998 to 1999, he worked as the marketing manager of Empresas Titan. From 1994 to 1997, he worked as the planning manager of GID. He is currently an active member of the Association of Technicians in Pulp and Paper (Asociacion de Tecnicos de la Celulosa y del Papel).




  Gustavo Peyro Medina was Manager of the Controller and Audit Department of our company and GID from 1992 to 1999. He has also been Audit and IT manager of our company since 1996. From 1985 to 1989 he was professor at Durango State University (Universidad Juarez del Estado de Durango). Since 1983 he has been an active member of the Mexican Institute of Public Acountants (Instituto Mexicano de Contadores Publicos) and also of the Association of Public Accountants (Colegio de Contadores Publicos). He is an active member of the Institute of Internal Auditors, Inc.

  Arturo Diaz Medina has been the Finance and Planning Managing Director of our company since 1998. He had been involved in other finance and operation positions from 1994 to 1998 in two of our paper mills. Prior to joining our company he was head of the finance and commercial areas of an autoparts company based in Durango, Mexico. Since 1990 he has been an active member of the Association of Public Accountants (Colegio de Contadores Publicos).

  Jesus Romo has been the Controller of our company since 1994, and of GID since 1988. He is a professor of accounting and statistics at Durango State University (Universidad Juarez del Estado de Durango). Since 1978 he has been an active member of the Association of Public Accountants (Colegio de Contadores Publicos).

  Gabriel Villegas has been Secretary of the Board and Legal Counsel of our company since 1991 and of GID since 1987. As Legal Counsel he was involved in corporate and labor matters of our company. In 1993 he was appointed General Counsel and has participated in every share or asset acquisition made by us, in the issuance of shares and debt both in Mexico and in the United States, and, in the preparation and execution of financial and other material agreements. He served as member of the Legal Committee of the National Chamber for the Pulp and Paper Industry.


Independent Members of the Board

  Alfonso Fernandez de Castro Mr. Fernandez de Castro is one of the most experienced entrepreneurs in the Mexican Forest Industry. He is the founder and General Manager of Grupo Forestal Alfa, one of the main companies in the Mexican forest industry.

  Buenaventura G. Saravia Mr. Saravia is a cattle breed entrepreneur and the General Manager of Empresas la Punta, one of the principal exporters of cattle from Mexico to the United States. He has a bachelors degree in business from the Monterrey Institute of Technology (ITESM).

  Angel Del Palacio E. Mr. Del Palalcio is a services sector entrepreneur and the General Manager of several automobile dealers in the north of Mexico. He has a bachelors degree in business and an MBA from the Monterrey Institute of Technology (ITESM).

  Roberto Isaac Hernandez Mr. Isaac Hernandez is a services sector entrepreneur and the General Manager of a chain of gas stations and supermarkets in the north of Mexico. He has a bachelors degree in economics from the Monterrey Institute of Technology (ITESM) and an MBA from the Notre Dame University in France.

Statutory Auditor

  Under our by-laws in accordance with Mexican law, our annual stockholders' meeting has to elect at least one statutory auditor (comisario) and a corresponding alternate statutory auditor. The primary role of a statutory auditor is to report to our stockholders at the annual ordinary general meeting of stockholders regarding the accuracy of the financial information presented to our stockholders by our board of directors. Subject to terms and conditions, a statutory auditor is also authorized (i) to call ordinary or extraordinary general meetings, (ii) to place items on the agenda for meetings of stockholders or our board of directors, (iii) to attend meetings of stockholders and of our board of directors and (iv) generally to inspect the affairs of the company. Since 2000, the statutory auditor is Raul Guerra Rodriguez and the alternate statutory auditor is Carlos Orozco Renteria.

Compensation of Directors and Officers

  Directors receive no compensation in their capacity as directors and there are no service contracts providing for benefits upon termination of employment of any of our directors. The aggregate amount of compensation paid by us to our officers during 2000 was Ps 17.4 million. In 2001, we expect that the aggregate amount of compensation paid to this group will total approximately Ps 19.14 million.

  Each subsidiary, other than GID and ACM, pays performance-based cash bonuses to its management. The amount of the bonus is determined by a formula which weighs various factors, including the performance of the operating subsidiary measured in terms of earnings, market share and sales volume targets and the individual performance of the employee. The bonus varies for each employee depending on the above factors.

  We have established a bonus plan for the key management of GID and its subsidiaries. For this purpose, a trust controlled by members of the Rincon family was established in 1994 to purchase 100,000 GID Series A shares, representing approximately 0.2% of the total number of GID Series A shares outstanding. From 1995 to 1996, some individuals received a share-based bonus of Series A shares of GID pursuant to this plan. After five years, each individual can elect to retain the shares or can exercise the option to sell the shares in the open market. The holders of our 1995 assignment of shares under this plan will make their election this year. The exercise price will be the higher of the book value of the shares or the market price of the shares at the time the options are exercised. The other terms of the options will be established by the controlling committee of the trust at the time the options are exercised.

Audit Committee

  The audit committee recommends to the board of directors the external auditors of the company, suggests the terms and conditions of such auditors service, supervises the auditors work, acts as intermediate between the board of directors and the external auditors, and guaranties the independence of said auditors, reviews the working plan, communications and audit reports and informs its results to the board of directors, submits to the board of directors the financial information basis, reviews such financial information and its issuance process, contributes in the determination of the general outline of the internal control system and evaluates its effectiveness, supports the board of directors in the evaluation and coordination of the annual internal audit programs, coordinates the internal, external and statutory auditing works, and verifies the compliance of such statutes and regulations applicable to the company.

  The audit committee acts and adopts any resolution by majority vote. In case of conflict of interest the members involved do not participate. The committee has such powers specifically granted by the shareholders and participates in such studies, advisement, and additional matters submitted by the board of directors.

  The audit committee informs the board of directors of its activities at least twice a year or at any other time when any committee deems appropriate or becomes aware of any material acts or facts to the company.

  The audit committee does not delegate any of its powers to anyone, but may request advice from experts to resolve adequately such matters submitted to the mentioned committee and, additionally, the president of each committee may invite such experts and officers involved with the particular committee's activities.

  As of May 31, 2001, the audit committee members were as follows: Alfonso Fernandez de Castro, Roberto Isaac H. and Mayela R. Velasco.

Remuneration Committee

  The remuneration committee recommends designations of director general and main officers of the company, suggests evaluation criteria in accordance with the general outlines of the board of directors and analyzes and submits to the Board of Directors the structures and remuneration of the main officers.

  The remuneration committee acts and adopts any resolution by majority vote. In case of conflict of interest the members involved do not participate. The committee has such powers specifically granted by the shareholders and participates in such studies, advisement, and additional matters submitted by the board of directors.

  The remuneration committee informs the board of directors of its activities at least twice a year or at any other time when any committee deems appropriate or becomes aware of any material acts or facts to the company.

  The remuneration committee does not delegate any of its powers to anyone, but may request advice from experts to resolve adequately such matters submitted to the mentioned committees and, additionally, the President of each committee may invite such experts and officers involved with the particular committee's activities.

  As of May 31, 2001, the remuneration committee members were as follows:
Angel del Palacio E., Buenaventura G. Saravia and Mayela R. Velasco.

               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  Our total authorized and issued share capital as of March 31, 2001 consisted of Ps 1,901.8 million. Currently we have authorized and issued 9,128,689 Series A-I shares, 20,018,465 Series B-I shares, and 19,233,426 Series B-II shares, each with no par value and having one vote per share.

  The following table sets forth current information with respect to the beneficial ownership of our common stock by:

  . each person known by us to beneficially own more than five percent, in the aggregate, of the outstanding shares of our common stock; and

  .  all board members and executive officers as a group.

                                                  Amount and Nature of Percent
Beneficial Owner                                  Beneficial Ownership   of
----------------                                  -------------------- -------
Miguel Rincon....................................      16,933,149       35.0%
Jose Antonio Rincon..............................       9,676,679       20.0%
Jesus Rincon.....................................       9,675,461       20.0%
Wilfrido Rincon..................................       4,354,252        9.0%
Ignacio Rincon...................................       4,354,252        9.0%
Martin Rincon....................................       3,386,787        7.0%
Total of members of board of directors and
 executive officers as a group...................      48,380,580      100.0%

  There has been no significant change in percentage ownership by any major shareholder in the last three years.

  From time to time, we enter into arm's length transactions with Lineas Aereas Ejecutivas de Durango, S.A. de C.V. and Administradora Corporativa y Mercantil S.A. de C.V., both owned and controlled by the Rincon family, which are not considered as material transactions.

                       DESCRIPTION OF OUR EXCHANGE NOTES

General

  The 2006 notes will be issued under an indenture that our company has entered into with The Chase Manhattan Bank, as trustee, dated as of February 5, 2001. The 2008 notes will be issued under an indenture to be entered into with The Chase Manhattan Bank, as trustee. The terms of each type of exchange notes include those stated in the applicable indenture and those made part of that indenture by reference to the Trust Indenture Act of 1939. The exchange notes will have substantially identical terms, except for their interest rate, maturity and optional redemption provisions.

  The following is an accurate summary of the material terms of each indenture and the pledge agreements but does not restate the indentures or the pledge agreements in their entirety. You can find the definitions of capitalized terms used in the following summary under the subheading "--Definitions." We urge you to read the applicable indenture because it, and not this summary, defines your rights as a holder of the relevant type of exchange notes. We also urge you to read the applicable pledge agreement, the form of which is attached as an exhibit to the applicable indenture. We will send you a copy of any indenture, including the form of the pledge agreement related thereto upon request. In the following summary, the term "our company" or "Corporacion Durango" refers to us, excluding our subsidiaries.

2006 Notes:

  Brief description of the 2006 notes

  The 2006 notes:

  . are part of the same class of notes as the $180.0 million aggregate principal amount of 2006 notes we issued in February 2001 under the same indenture;

  . will be secured until the Pledge Release Date by an unsubordinated promissory note issued by GID to our company, which is referred to as the GID 2006 unsubordinated promissory note;

  . will be unsecured, unsubordinated obligations of our company, subsequent to the Pledge Release Date;

  .  will mature on August 1, 2006;

  . will bear interest at 13 1/8% per annum from August 1, 2001 or from the most recent Interest Payment Date.


  . will be issued only in fully registered form, without coupons, in denominations of US$1,000 of principal amount and multiples of US$1,000; and

  .  will be listed on the New York Stock Exchange under the symbol "CDGO
     06."

We will issue up to a maximum of US$51.5 million aggregate principal amount of 2006 notes in this exchange offer. Assuming we issue the maximum amount, there will be US$231.5 million in aggregate principal amount of 2006 notes outstanding.


  Interest payments

  Interest on the 2006 notes is payable semiannually on February 1 and August 1 of each year. Interest will be paid to holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date. Interest is computed on the basis of a 360-day year of twelve 30-day months.

  Optional Redemption

  In addition to our ability to redeem the exchange notes as a result of changes in Mexican Withholding taxes, the following optional redemption provisions described below apply to the 2006 notes.

  We may redeem the 2006 notes by paying you the "Make-Whole Price"

  We may buy back the 2006 notes, in whole or in part, at any time by paying you a "Make-Whole Price" equal to the greater of:

  .  100% of the principal amount; or

  . the sum of the present values of the Remaining Scheduled Payments, discounted to the redemption date on a semiannual basis, at the Adjusted Treasury Rate, as determined by an independent investment banker.

  In addition, our company will also pay any accrued and unpaid interest to the redemption date.

  For purposes of these provisions, the following terms have the following meanings:

  "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for the redemption date, plus 0.50%.

  "Comparable Treasury Issue" means the United States Treasury Security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the exchange notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the exchange notes.

  "Comparable Treasury Price" means, with respect to any redemption date,

  (1) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding the redemption date, as set forth in the daily statistical release or any successor release published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

  (2) if the release or any successor release is not published or does not contain such prices on such business day,

    (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or

    (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Independent Investment Banker" means any Reference Treasury Dealer appointed by the trustee after consultation with our company.

  "Reference Treasury Dealer" means Morgan Stanley & Co. Incorporated and Chase Securities Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), our company shall substitute another Primary Treasury Dealer.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the trustee, of the bid and asked prices of the Comparable

Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal and interest that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued and unpaid thereon to such redemption date.

  We may redeem some of the exchange notes with the net proceeds of sales of capital stock

  At any time prior to February 5, 2004, our company may buy back up to 35% of the principal amount of the 2006 notes with the proceeds of one or more sales of our company's stock at a redemption price equal to 113.125%, expressed as a percentage of principal amount, plus accrued interest to the redemption date. Our company may only buy back 2006 notes if:

  . at least 65% of the aggregate principal amount of the exchange notes remains outstanding after any redemption; and

  . notice of a redemption is mailed within 120 days of the sale of our stock.

2008 Notes:

  Brief description of the 2008 notes

  The 2008 notes:

  . will be secured until the Pledge Release Date by an unsubordinated promissory note, which is referred to as the GID 2008 unsubordinated promissory note;

  . will be unsecured, unsubordinated obligations of our company, subsequent to the Pledge Release Date;

  .  will mature on August 1, 2008;

  . will bear interest at 13 1/2% per annum from August 1, 2001 or from the most recent Interest Payment Date to which interest has been paid;


  . will be issued only in fully registered form, without coupons, in denominations of US$1,000 of principal amount and multiples of US$1,000; and

  .  will be listed on the New York Stock Exchange under the symbol "CDGO
     08."

  We will issue up to a maximum of US$212.0 million aggregate principal amount of 2008 notes in this exchange offer.


  Interest payments

  Interest on the exchange notes will be payable semiannually on February 1 and August 1 of each year, commencing February 1, 2002. Interest will be paid to holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date. Interest is computed on the basis of a 360-day year of twelve 30-day months.

  Optional Redemption

  In addition to our ability to redeem the 2006 notes as a result of changes in Mexican withholding taxes, the following optional redemption provisions described below will apply to the 2008 notes.

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

  We may redeem our 2008 notes after 2005 at the redemption prices set forth below.

  On or after August 1, 2005, we may buy back the 2008 notes, in whole or in part, at the following redemption prices, expressed as a percentage of principal amount, plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on August 1 of the years indicated below:


   Year                                                               Percentage
   2005..............................................................  106.750%
   2006..............................................................  103.375%
   2007..............................................................  100.000%


  We may redeem some of the 2008 notes with the net proceeds of sales of capital stock

  At any time prior to February 5, 2005, our company may buy back up to 35% of the principal amount of the 2008 notes with the proceeds of one or more sales of our company's stock at a redemption price equal to 113.50%, expressed as a percentage of principal amount, plus accrued interest to the redemption date. Our company may only buy back 2008 notes if:


  . at least 65% of the aggregate principal amount of the 2008 notes remains outstanding after any redemption; and

  . notice of a redemption is mailed within 120 days of the sale of our stock.

Common Terms of the Exchange Notes:

  Transfers of exchange notes and payments under exchange notes

  The exchange notes may be exchanged or transferred at the office or agency of our company in the Borough of Manhattan, the City of New York. Initially, the corporate trust office of the trustee at 450 West 33rd Street, New York, New York 10001, Attn: Institutional Trust Services will serve as the office for the exchange notes. No service charge will be made for any registration of transfer or exchange of exchange notes, but our company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

  If you give us wire transfer instructions, our company will pay all principal, premium and interest on your exchange notes in accordance with your instructions. If you do not give us wire transfer instructions, payments of principal, premium and interest will be made at the office or agency of the paying agent which will initially be the trustee, unless our company elects to make interest payments by check mailed to the holders.

  Issuance of additional exchange notes

  Our company may issue additional exchange notes under each indenture, subject to the covenants described below and applicable law. The 2006 notes issued in February 2006, the 2006 notes offered by this prospectus and consent solicitation and any additional 2006 notes would be treated as a single class for all purposes under the indenture. The 2008 notes offered by this prospectus and consent solicitation and any additional 2008 notes would be treated as a single class for all purposes under the indenture.

  Ranking

  Our exchange notes will rank senior in right of payment to all of our company's subordinated indebtedness.

  In addition, each type of exchange notes will be separately secured by a pledge of a GID unsubordinated promissory note as described below in "--Pledge Agreements and Collateral--Collateral" until the relevant Pledge Release Date. The GID unsubordinated promissory notes will rank equal in right of payment to all other existing and future unsecured, unsubordinated indebtedness of GID.

  If the trustee, acting on behalf of the holders of the relevant exchange notes, enforces its rights under the applicable pledge agreement and, thereafter, under the relevant GID unsubordinated promissory note, then claims by holders of the relevant exchange notes under the that GID unsubordinated promissory note will rank equal in right of payment to all other existing and future unsecured, unsubordinated indebtedness of GID.

  Subsequent to the Pledge Release Date, the exchange notes will rank junior to all of our secured indebtedness and the indebtedness of all of our subsidiaries. In addition, our company and our subsidiaries will be able to incur secured and unsecured indebtedness as permitted by the covenants described below.

  Pledge Agreement and Collateral

  Pledge Agreement

  Our company will enter into a pledge agreement with the trustee whereby we will pledge the GID 2008 unsubordinated promissory note. We will also amend and restate the pledge agreement with the trustee that we entered into on February 5, 2001 in order to confirm the security interest created in the GID 2006 unsubordinated promissory note, as amended and restated on the settlement date.

  Each pledge agreement will create a first priority security interest in the Collateral securing each type of exchange notes. The Collateral will be the GID 2006 unsubordinated promissory note, in the case of the 2006 notes, and the GID 2008 unsubordinated promissory note, in the case of the 2008 notes. The principal amount of each GID unsubordinated promissory note will be at least equal to the amount of the corresponding exchange notes secured by such GID unsubordinated promissory note. The security interest created by each of the pledge agreements in the relevant Collateral will be for the benefit of the holders of the exchange notes secured by that GID unsubordinated promissory note and that security interest will be acknowledged and agreed to by GID. In addition, each of the pledge agreements will provide that the security interest in the Collateral will be terminated on the Pledge Release Date. The Pledge Release Date will be a date subsequent to the date that the trustee receives the Pledge Release Instruction stating that the Refinancing Condition has occurred.

  Collateral

  The Collateral securing the 2008 notes will be an unsubordinated promissory note issued by GID to our company in an initial principal amount equal to the principal amount of the 2008 notes issued by us in this exchange offer. The Collateral securing the 2006 notes is the GID 2006 unsubordinated promissory note originally issued by GID to our company in February 2001. The principal amount of the GID 2006 unsubordinated promissory note is currently US$180.0 million. However, the GID 2006 unsubordinated promissory note will be amended and restated to increase the principal amount outstanding in order to cover the additional principal amount of 2006 notes we are issuing as part of this exchange offer as required by the indenture governing the 2006 notes.

  The interest rate and principal amount of each of the GID unsubordinated promissory notes will be no less than the interest rate and principal amount of the outstanding class of exchange notes it secures, and interest will be payable on the interest payment dates for the corresponding class of exchange notes. Prior to the Pledge Release Date, the terms of each of the unsubordinated promissory notes will allow the indebtedness to be accelerated by the creditor if:

  (a) an event of default specified in clauses (a), (b), (g) or (h) of the "Events of Default" summary occurs and our exchange notes are accelerated;

  (b) GID defaults in the payment of principal or interest on the unsubordinated promissory note when the same becomes due and payable;

  (c) there is an event of default under any other indebtedness of GID having an outstanding principal amount of US$25.0 million or more and that indebtedness is accelerated and such acceleration shall not have been waived or extended within 30 consecutive days of the acceleration; or

  (d) GID fails to make a principal payment at the final maturity of any loan having an outstanding principal amount of US$25.0 million or more and that defaulted payment is not waived or extended within 30 consecutive days of the payment default.

  In the event that the trustee forecloses on a GID unsubordinated promissory note, payments of interest by GID to you under that note will be subject to withholding tax. However, GID will agree to gross up for any withholding taxes that are required by law to be withheld under the terms of each of the GID unsubordinated promissory notes.

  Optional Redemption

  We may redeem all, but not less than all, of the exchange notes as a result of changes in Mexican Withholding Taxes

  Our company may buy back all, but not less than all, of each type of exchange notes at a redemption price equal to 100% of the unpaid principal amount plus any accrued and unpaid interest, to the redemption date if our company has become or would become obligated to pay any Additional Amounts on the next date on which any payment is due under the exchange notes in excess of those attributable to Mexican Withholding Taxes imposed at a rate of 10%, as a result of:

  . any change in the laws, treaties, rules or regulations of Mexico, or any Mexican political subdivision or taxing authority or other instrumentality;

  . any change in the interpretations relating to those laws, treaties, rules or regulations made by any legislative body, governmental or regulatory agency or authority of Mexico or any political subdivision or taxing authority or other instrumentality, including the enactment of any legislation and the publication of any regulatory determination; or

  . any official interpretation, application or pronouncement by any legislative body or governmental or regulatory agency or authority that provides for a position with respect to those laws, treaties, rules or regulations that differs from the generally accepted position, which change is enacted, promulgated, issued or announced or which interpretation, application or pronouncement is issued or announced, in each case, after the date of this prospectus and consent solicitation.

  The following are additional conditions for a redemption for changes in Mexican Withholding Taxes:

  . our company may not issue a notice of redemption earlier than 90 days prior to the earliest date on which our company would be obligated to pay such Additional Amounts were a payment on the exchange notes then due; and

  . at the time our company issues a notice of redemption, the obligation to pay the Additional Amounts triggering the redemption right remains in effect.

  Any notice of redemption delivered to the trustee as a result of changes in Mexican Withholding Taxes will be irrevocable, unless our company no longer continues to be obligated to pay those Additional Amounts.

  Procedures for optional redemption

  Our company will give at least 30 days notice of any redemption. However, our company may not give more than 60 days notice of any redemption.

  If our company redeems less than all of any type of exchange notes, the trustee will select the exchange notes that will be redeemed. The selection will be made:

  . in compliance with the requirements of the principal national securities exchange on which the exchange notes are listed; or

  . if those exchange notes are not listed on a national securities exchange, by lot or by another method that the trustee deems fair and appropriate.

  If any exchange note is to be redeemed in part only, the notice of redemption relating to the note will state the portion of the principal amount to be redeemed. Our company will issue an exchange note in principal amount equal to the unredeemed portion upon cancellation of the original exchange note. Our company will not redeem in part any exchange note having a principal amount of US$1,000.

  Additional procedures for a redemption resulting from changes in Mexican Withholding Taxes

  Prior to publication of any notice of redemption for changes in Mexican Withholding Taxes, our company will deliver to the trustee:

  . a certificate signed by a duly authorized officer of our company stating that our company is entitled to redeem the exchange notes and setting forth a statement of facts showing that the conditions precedent that must be met for a redemption for changes in Mexican Withholding Taxes have occurred and

  . an opinion of Mexican counsel or from independent public accountants, in both cases of recognized standing, selected by our company and reasonably acceptable to the trustee to the effect that our company has or will become obligated to pay the Additional Amounts triggering the redemption right as a result of the relevant change, amendment, official interpretation, application or pronouncement.

  Sinking Fund

  There will be no sinking fund payments for the exchange notes.

  Covenants

  Summary of covenants

  Our company will agree to covenants that limit our and our Restricted Subsidiaries' ability to:

  .  incur additional debt;

  . pay dividends, acquire shares of stock, make payments on subordinated debt or make investments;

  .  place limitations on distributions from Restricted Subsidiaries;

  .  issue or sell capital stock of Restricted Subsidiaries;

  .  issue guarantees;

  .  sell or exchange assets;

  .  enter into transactions with shareholders and affiliates;

  .  create liens; and

  .  effect mergers.

  In addition, if a Change of Control occurs, each holder of exchange notes will have the right to require our company to repurchase all or a part of the holder's exchange notes at a price equal to 101% of their principal amount, plus any accrued and unpaid interest to the date of repurchase.

  Limitation on Indebtedness

  Brief Summary

  Our company and our Restricted Subsidiaries will not be able to incur additional indebtedness unless the Interest Coverage Ratio is 2.0:1 or greater. However, this restriction is subject to several important exceptions which will allow our company and our Restricted Subsidiaries to incur additional indebtedness even though the Interest Coverage Ratio may be less than 2.0:1. For specific information regarding this covenant see the detailed summary below.

  Detailed Summary

  (a) Our company will not, and will not permit any of our Restricted Subsidiaries to, incur any Indebtedness other than the exchange notes and Indebtedness existing on the closing date. However, our company may incur Indebtedness if, after giving effect to the incurrence of the Indebtedness and the receipt and application of the proceeds, the Interest Coverage Ratio would be no less than 2.0:1.

  Notwithstanding the foregoing, our company and any Restricted Subsidiary may incur each and all of the following, unless otherwise specified:

  (1) Indebtedness of our company or a Restricted Subsidiary if, after giving effect to the incurrence of the Indebtedness and the receipt and application of the proceeds:

    (A)  the Interest Coverage Ratio would be no less than 2.0:1 and

    (B) the Consolidated Senior Indebtedness Interest Coverage Ratio would be no less than 4.0:1.

    However, no Indebtedness may be incurred under this clause (a)(1) unless the Refinancing Condition has occurred or occurs simultaneously with the incurrence of any Indebtedness under this clause (a)(1). Furthermore, any Indebtedness incurred under this paragraph (a)(1) may only be incurred to finance Asset Acquisitions.

  (2) Indebtedness of our company or a Restricted Subsidiary not to exceed the greater of

    (A)  US$150.0 million or

    (B)  7.5% of Adjusted Consolidated Net Tangible Assets.

    However, our Restricted Subsidiaries may not incur in the aggregate more than US$100.0 million of Indebtedness under this clause (a)(2). Furthermore, indebtedness incurred or assumed under this clause (a)(2) may not be incurred or assumed in connection with the ACM Merger.

  (3)  Indebtedness owed:

    (A) to our company by a Restricted Subsidiary which is evidenced by an unsubordinated promissory note,

    (B)  to a Restricted Subsidiary by our company, or

    (C)  to a Restricted Subsidiary by a Restricted Subsidiary,

  provided that:

           (x) any event which results in a Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of Indebtedness incurred under this clause (a)(3) to a person other than to our company or another Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of Indebtedness not permitted by this clause (a)(3) and

           (y) if our company is the obligor on Indebtedness incurred under this clause (a)(3), the Indebtedness must be expressly subordinated in right of payment to the exchange notes, once they have become due and payable, whether at Stated Maturity, by acceleration or otherwise.

  (4) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness outstanding under clause (a)(3), and any

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

     refinancings in an amount not to exceed the amount so refinanced or refunded plus premiums, accrued interest, fees and expenses, provided that:

    (A) Indebtedness the proceeds of which are used to refinance or refund the exchange notes or Indebtedness that is equal in right of payment with, or subordinated in right of payment to, the exchange notes, shall only be permitted under this clause (a)(4) if:

      (x) in case the exchange notes are refinanced in part or the Indebtedness to be refinanced is equal in right of payment with the exchange notes, any new Indebtedness, by its terms or by the terms of any agreement or instrument under which this new Indebtedness is outstanding, is expressly made equal in right of payment with, or subordinate in right of payment to, the remaining exchange notes, or

           (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the exchange notes, the new Indebtedness, by its terms or by the terms of any agreement or instrument under which this new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the exchange notes at least to the extent that the Indebtedness to be refinanced is subordinated to the exchange notes,

    (B) any new Indebtedness, determined as of the date of incurrence of this new Indebtedness, does not have a Stated Maturity earlier than the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of the new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded, and

    (C) any new Indebtedness is incurred by our company or by the Restricted Subsidiary who is the obligor on the Indebtedness to be refinanced or refunded.

    However, our company may not refinance its Indebtedness by means of any Indebtedness of any Restricted Subsidiary under this clause (a)(4).

  (5)  Indebtedness:

    (A) in respect of bid, reimbursement, performance, surety or appeal bonds or obligations provided in the ordinary course of business, including Guarantees and letters of credit functioning or supporting these bonds or obligations, in each case other than for an obligation for money borrowed,

    (B) under Currency Agreements, Commodity Agreements and Interest Rate Agreements, provided that these agreements:

           (x) are designed solely to protect our company or our Restricted Subsidiaries against fluctuations in foreign currency exchange rates, commodity prices or interest rates and

           (y) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates, interest rates or commodity prices or by reason of fees, indemnities and compensation payable under those agreements, and

    (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of our company or any of our Restricted Subsidiaries under these agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of our company, other than Guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Restricted Subsidiary of our company for the purpose of financing the acquisition, in a principal amount not to exceed the gross proceeds actually received by our company or any Restricted Subsidiary in connection with the disposition.

  (6) Indebtedness of our company, to the extent the net proceeds of which are promptly:

    (A) used to purchase exchange notes tendered in an offer to purchase made as a result of a Change in Control or

    (B) deposited to defease the exchange notes as described under "Defeasance."

  (7) Guarantees of the exchange notes and Guarantees of Indebtedness of our company or any Restricted Subsidiary by any Restricted Subsidiary provided the Guarantee of the Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below.

  (8) Guarantees by our company of Indebtedness of any Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant.

  (b) The maximum amount of Indebtedness that may be incurred under the "Limitation on Indebtedness" covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

  (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant:

  (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and

  (2) any Liens granted because of the application of the equal and ratable provisions referred to in the "Limitation on Liens" covenant shall not be treated as Indebtedness.

  (d) Irrespective of whether or not our company could incur additional indebtedness under clause (a) of this detailed summary of the "Limitation on Indebtedness" covenant, our company will not, and will not permit any of our Restricted Subsidiaries to, incur or assume any Indebtedness in connection with the ACM Merger prior to the occurrence of the Refinancing Condition.

  Subsequent to the Refinancing Condition, our company may incur or assume additional Indebtedness with respect to the ACM Merger if:

  (1) the incurrence of that Indebtedness is permitted under clause (a) of this detailed summary of the "Limitation on Indebtedness" covenant and

  (2) that Indebtedness is subordinated or made subordinated in right of payment to the exchange notes and the subordination provisions are substantially similar to those attached as an exhibit to the indenture.

  For purposes of determining compliance with this "Limitation on Indebtedness" covenant, our company shall classify, and from time to time may reclassify, an item of Indebtedness in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above.

  Limitation on Restricted Payments

  Brief Summary

  Our company and our Restricted Subsidiaries will not be permitted to make Restricted Payments unless our company meets several conditions, including being able to incur additional indebtedness under paragraph (a) of the detailed summary of the "Limitation on Indebtedness" covenant. In addition, the amount of Restricted Payments permitted by the "Limitation on Restricted Payments" covenant is limited.

  In general, Restricted Payments include dividends, redemptions of stock of our company or a Restricted Subsidiary, prepayments of subordinated indebtedness, and some kinds of investments. However, this restriction is subject to several important exceptions which will allow our company to make Restricted Payments from time to time. For specific information regarding this covenant see the detailed summary below.


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  Detailed Summary

  Our company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

  (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock other than

    (x) dividends or distributions payable solely in shares of its Capital Stock, other than Disqualified Stock, or in options, warrants or other rights to acquire shares of that Capital Stock,

    (y) dividends or distributions payable to our company or a Restricted Subsidiary, and

    (z) pro rata dividends or distributions on Capital Stock of Restricted Subsidiaries held by minority stockholders. However, dividends paid under this subclause (z) will not in the aggregate exceed the minority stockholders' pro rata share of the Restricted Subsidiaries' net income from the first day of the fiscal quarter beginning immediately following the closing date held by persons other than our company or any of our Restricted Subsidiaries;

  (2) purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock of:

    (A) our company, including options, warrants or other rights to acquire such shares of Capital Stock, held by any person or

    (B) a Restricted Subsidiary, including options, warrants or other rights to acquire such shares of Capital Stock, held by any of our Affiliates other than a Wholly Owned Restricted Subsidiary or any holder, or any Affiliate of such holder, of 5% or more of the Capital Stock of our company,

  (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of our company that is subordinated in right of payment to the exchange notes prior to the Stated Maturity of that Indebtedness, or

  (4) make any Investment, other than a Permitted Investment, in any person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

    (A) a Default or Event of Default shall have occurred and be continuing,

    (B) our company could not incur at least US$1.00 of Indebtedness under the first paragraph of clause (a) of the detailed summary of the "Limitation on Indebtedness" covenant or

    (C) the aggregate amount of all Restricted Payments made after the closing date shall exceed the sum of

      (w) 50% of the aggregate amount of the Adjusted Consolidated Net Income or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss, determined by excluding income resulting from transfers of assets by our company or a Restricted Subsidiary to an Unrestricted Subsidiary, accrued on a cumulative basis during the period, taken as one accounting period, beginning on the first day of the fiscal quarter immediately following the closing date and ending on the last day of the last fiscal quarter preceding the Transaction Date, plus

      (x) the aggregate Net Cash Proceeds received by our company after the closing date as a capital contribution or from the issuance and sale permitted by the indenture of our Capital Stock, other than Disqualified Stock, to a person who is not a Restricted Subsidiary of our company, including an issuance or sale permitted by the indenture of Indebtedness of our company for cash subsequent to the closing date upon the conversion of that Indebtedness into our Capital Stock, other than Disqualified Stock, or from the issuance to a person who is not a Restricted Subsidiary of our company of any options, warrants or other rights to acquire our Capital

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         Stock, in each case, excluding any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the exchange notes, plus

      (y) an amount equal to the net reduction in Investments, other than reductions in Permitted Investments, in any person resulting from

             (a) payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to our company or any Restricted Subsidiary or

             (b) from the Net Cash Proceeds from the sale or redemption of any such Investment, except, in each case, to the extent any payment or proceeds are included in the calculation of Adjusted Consolidated Net Income, or

             (c) from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, valued in each case as provided in the definition of "Investments", not to exceed, in each case, the amount of Investments (and treated as a Restricted Payment) previously made by our company or any Restricted Subsidiary in that person or Unrestricted Subsidiary, plus

      (z)  US$20.0 million.

  The following Restricted Payments may be made so long as no Default or Event of Default has occurred and is continuing or occurs as a consequence of the actions or payments set forth below, however, the Restricted Payments described under clauses (A) and (D) below may be made regardless of any Default or Event of Default:

  (A) The payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at the date of declaration or call for redemption, the payment or redemption would comply with the prior paragraph.

  (B) The redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the exchange notes, including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness incurred under clause (4) of paragraph (a) of the detailed summary of the "Limitation on Indebtedness" covenant.

  (C) The making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness which is subordinated in right of payment to the exchange notes in exchange for, or out of the proceeds of, a substantially concurrent offering of shares of our Capital Stock, other than Disqualified Stock, or options, warrants or other rights to acquire such Capital Stock, provided that those options, warrants or other rights are not redeemable prior to the Stated Maturity of the exchange notes,

  (D) The repurchase, redemption or other acquisition of our Capital Stock or options, warrants or other rights to acquire Capital Stock in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of our Capital Stock, other than Disqualified Stock, or options, warrants or other rights to acquire such Capital Stock, provided that those options, warrants or other rights are not redeemable prior to the Stated Maturity of the exchange notes.

  (E) The repurchase, redemption or other acquisition of shares of Capital Stock of our company or any Restricted Subsidiary from employees, directors, former directors or transferees under the terms of agreements, including employment agreements, or plans approved by the board of directors of our company or the relevant Restricted Subsidiary, provided that the aggregate amount of these repurchases, redemptions or other acquisitions shall not exceed US$2.5 million in any year and US$5.0 million prior to the Stated Maturity of the exchange notes.

  (F) Payments or distributions to dissenting stockholders under applicable law or constituent documents as in effect on the closing date or, in the case of the constituent documents of any Restricted Subsidiary acquired after the closing date, on the date of the acquisition, or in connection with a consolidation,

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     merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of our company.

  (G) Investments acquired as a capital contribution or in exchange for, or out of the proceeds of, a substantially concurrent offering of our Capital Stock, other than Disqualified Stock.

  Each Restricted Payment

  (1)  permitted under the preceding paragraph, other than:

    (a)  the Restricted Payment referred to in clause (B),

    (b) an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (C) or (D), and

    (c) an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in clause (G), and

  (2) the Net Cash Proceeds from any issuance of Capital Stock referred to in clause (C) or (D), shall be included in calculating whether the conditions of clause (4)(C) of the first paragraph of the detailed summary of the "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of our Capital Stock are used for the redemption, repurchase or other acquisition of the exchange notes, or Indebtedness that is equal in right of payment with the exchange notes, then the Net Cash Proceeds of such issuance shall be included in clause (4)(C) of the first paragraph of the detailed summary of this "Limitation on Restricted Payments" covenant only to the extent the proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

  For purposes of determining compliance with the "Limitation on Restricted Payments" covenant:

  (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the board of directors, whose determination shall be conclusive and evidenced by a board resolution and

  (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, our company may order and classify, and from time to time may reclassify, an item designated as a Restricted Payment if that classification would have been permitted at the time the Restricted Payment was made and at the time of the reclassification.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  Brief Summary

  Our Restricted Subsidiaries will not be permitted to restrict their ability to make (1) dividend payments, (2) debt repayments, (3) transfers of assets or
(4) loans, to our company or another Restricted Subsidiary. However, this restriction is subject to several important exceptions. For specific information regarding this covenant see the detailed summary below.

  Detailed Summary

  Our company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

  (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of that Restricted Subsidiary owned by our company or any other Restricted Subsidiary,

  (2)  pay any Indebtedness owed to our company or any other Restricted
       Subsidiary,

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  (3)  make loans or advances to our company or any other Restricted
       Subsidiary, or

  (4) transfer any of its property or assets to our company or any other Restricted Subsidiary.

  The provisions in the preceding paragraph will not restrict any encumbrances or restrictions:

  (a) existing on the closing date in the indenture or any other agreements in effect on the closing date, and any extensions, refinancings, renewals or replacements of those agreements, provided that the encumbrances and restrictions in any extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced,

  (b)  existing under or by reason of applicable law;

  (c) existing with respect to any person or the property or assets of such person acquired by our company or any Restricted Subsidiary, existing at the time of the acquisition and not incurred in contemplation of the acquisition, which encumbrances or restrictions are not applicable to any person or the property or assets of any person other than the person or the property or assets of the person so acquired,

  (d) in the case of clause (4) of the first paragraph of this detailed summary of the "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant:

    (1) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

    (2) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of our company or any Restricted Subsidiary not otherwise prohibited by the indenture, or

    (3) arising or agreed to in the ordinary course of business, not relating to any Indebtedness,

  (e) with respect to a Restricted Subsidiary and imposed under an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, that Restricted Subsidiary,

  (f)  contained in the terms of

    (1) any Indebtedness incurred by any Restricted Subsidiary for the purpose of an Asset Acquisition if the incurrence of that Indebtedness otherwise complies with clause (a)(1) of the detailed summary of the "Limitation on Indebtedness" covenant or

    (2) any Indebtedness incurred by any Restricted Subsidiary as allowed under clause (a)(2) of the detailed summary of the "Limitation on Indebtedness" covenant,

    and any extensions, refinancings, renewals or replacements of those agreements, provided that the encumbrances and restrictions in any extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced,

  (g) contained in the terms of any Indebtedness or any agreement under which that Indebtedness was issued if:

    (1) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in that Indebtedness or agreement;

    (2) the encumbrance or restriction is not materially more disadvantageous to the holders of the exchange notes than is customary in comparable financings, as determined by our company in good faith, and

    (3) our company determines that any encumbrance or restriction will not materially affect our company's ability to make principal or interest payments on the exchange notes, or

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  (h) contained in Standard Securitization Undertakings made in connection with Qualified Receivables Transactions.

  Nothing contained in the "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant prevents our company or any Restricted Subsidiary from:

  (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted under the "Limitation on Liens" covenant or

  (2) restricting the sale or other disposition of property or assets of our company or any of its Restricted Subsidiaries that secure Indebtedness of our company or any of our Restricted Subsidiaries.

  Limitation on the Issuance and Sale of Capital Stock of Restricted
  Subsidiaries

  Brief Summary

  Our company will not be permitted to sell stock of our Restricted Subsidiaries. In addition, our Restricted Subsidiaries may not issue or sell their own stock or that of another Restricted Subsidiary. However, these sales will be permitted in some cases as more fully described in the detailed summary below.

  Detailed Summary

  Our company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary, including options, warrants or other rights to purchase shares of such Capital Stock, except:

  .  to our company or a Wholly Owned Restricted Subsidiary,

  . issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law,

  . if, immediately after giving effect to the issuance or sale, the Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in that person remaining after giving effect to the issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of the issuance or sale,

  . issuances of Common Stock in connection with dividends or distributions payable by a Restricted Subsidiary solely in shares of Common Stock of that Restricted Subsidiary, provided that subsequent to the dividend or distribution our company's direct or indirect equity interest in that Restricted Subsidiary is at least equal to our company's direct or indirect equity interest in that Restricted Subsidiary prior to the dividend or distribution, or

  . sales of Common Stock, including options, warrants or other rights to purchase shares of such Common Stock, of a Restricted Subsidiary by our company or a Restricted Subsidiary, provided that our company or such Restricted Subsidiary applies the Net Cash Proceeds of any such sale in accordance with the "Limitation on Asset Sales" covenant.

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

  Brief Summary

  Our Restricted Subsidiaries will not be permitted to guarantee any debt of our company or a Restricted Subsidiary which is equal or subordinate in right of payment to the exchange notes. However, this restriction is subject to several exceptions as more fully described in the detailed summary below.


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  Detailed Summary

  Our company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of our company or any other Restricted Subsidiary which is equal with or subordinate in right of payment to the exchange notes ("Guaranteed Indebtedness"). However, Guaranteed Indebtedness will not be restricted if:

  . the Restricted Subsidiary issuing the Guarantee simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the exchange notes by such Restricted Subsidiary and

  . the Restricted Subsidiary waives and will not in any manner claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against our company or any other Restricted Subsidiary as a result of any payment by the Restricted Subsidiary under its Subsidiary Guarantee until the exchange notes have been paid in full, in U.S. Dollars.

  The restrictions described in the preceding paragraph will not apply to any Guarantee by any Restricted Subsidiary that existed at the time it became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, it becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is:

  . equal in right of payment with the exchange notes, then the Guarantee of such Guaranteed Indebtedness shall be equal in right of payment with, or subordinated to, the Subsidiary Guarantee or

  . subordinated to the exchange notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the exchange notes.

  Notwithstanding the foregoing:

  (1) our company may permit any of our Restricted Subsidiaries to issue Guarantees otherwise restricted by the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described in this detailed summary to secure Indebtedness incurred for the purpose of acquiring any person or asset engaged in the Pulp and Paper Business if the incurrence of that Indebtedness otherwise complies with clause
       (a)(1) of the detailed summary of the "Limitation on Indebtedness" covenant, and

  (2) any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

    (A) any sale, exchange or transfer, to any person not an Affiliate of our company, of all of our company's and each Restricted
         Subsidiary's Capital Stock in, or all or substantially all the assets of, that Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the indenture) or

    (B) the release or discharge of the Guarantee which resulted in the creation of the Subsidiary Guarantee, except a discharge or release by or as a result of payment under the Guarantee.

  Limitation on Transactions with Shareholders and Affiliates

  Brief Summary

  Our company and our Restricted Subsidiaries will only be permitted to enter into transactions with shareholders owning 5% or more of the stock of our company or with our Affiliates or those of our Restricted Subsidiaries after compliance with various conditions. However, this restriction is subject to several important exceptions. For specific information regarding this covenant and these conditions and exceptions see the detailed summary below.


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

  Detailed Summary

  Our company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction, including the purchase, sale, lease or exchange of property or assets, or the rendering of any service with any holder, or any Affiliate of that holder, of 5% or more of any class of our Capital Stock or with any Affiliate of our company or any Restricted Subsidiary, other than our company or a Restricted Subsidiary, except

  (a) upon terms no less favorable to us or that Subsidiary than could be obtained in a comparable arm's-length transaction with a person that is not such a holder or Affiliate,

  provided that, with respect to a transaction or series of related transactions involving aggregate payments by our company or a Subsidiary having a fair market value equal to or in excess of:

  . US$5.0 million but less than US$15.0 million, the board of directors of our company approves such transaction, or series of transactions, and, in its good faith judgment, believes that the transaction or series of transactions complies with clause (a) of this paragraph as evidenced by a board resolution and

  .  US$15.0 million,

    (A) our company receives the written opinion of an investment banking firm nationally recognized in the United States that the transaction or series of transactions is fair, from a financial point of view, to our company or such Restricted Subsidiary and

    (B) the board of directors of our company approves the transaction or series of transactions and, in its good faith judgment, believes that such transaction or series of transactions complies with clause (a) of this paragraph, as evidenced by a board resolution.

  The restriction described in the preceding paragraph does not limit, and shall not apply to:

(1) any transaction solely between our company and any of our Restricted Subsidiaries or solely among Restricted Subsidiaries,

(2) any transaction between our company or any Restricted Subsidiary and any person that is an Affiliate of our company or of any Restricted Subsidiary, if:

  .  that person is engaged in the Pulp and Paper Business,

  .   the transaction is in the ordinary course of business of our company or the Restricted Subsidiary, as the case may be, and that person,

  .   the transaction is on fair and reasonable terms no less favorable to our company or the Restricted Subsidiary than could be obtained in a comparable arm's-length transaction with a person that is not an Affiliate,

  .   the transaction is in the best interests of our company or such
     Restricted Subsidiary, and

  . that person is an Affiliate solely by virtue of being directly or indirectly controlled by our company or a Restricted Subsidiary.

(3) the payment of reasonable and customary regular fees to our directors and officers and indemnification arrangements entered into by our company in the ordinary course of business and consistent with our past practices,

(4) loans or advances by our company or any Restricted Subsidiary to employees in the ordinary course of business in an aggregate amount to all employees not to exceed US$2.5 million per year and US$5.0 million prior to the Stated Maturity of the exchange notes,


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(5) any payments or other transactions under any tax-sharing agreement between our company and any Subsidiary with which our company files a consolidated tax return or with which our company is part of a consolidated group for tax purposes,

(6) any sale of shares of our Capital Stock, other than Disqualified Stock,

(7) any merger or consolidation with an Affiliate, including the ACM Merger, which is permitted under the "Consolidation, Merger and Sale of Assets" covenant,

(8) Qualified Receivables Transactions,

(9) contributions in cash to the common equity of our company by the Existing Shareholders,

(10) any Permitted Investments or any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant,

(11) any issuance of securities or other payments, awards or grants in cash, securities or otherwise under, or for the funding of, employment compensation plans, stock option plans or other similar incentive plans approved by our board of directors, provided that all distributions under this clause (11) shall not exceed US$2.5 million per year and US$5.0 million prior to the Stated Maturity of the exchange notes, and

(12) any payment to ACM, provided that any payments made under this clause
     (12) will be treated as a Restricted Payment under the "Limitation on Restricted Payments" covenant and may only be made in accordance with the "Limitation on Restricted Payments" covenant.

  Limitation on Liens

  Brief Summary

  Our company and our Restricted Subsidiaries will not be permitted to create any Liens. This restriction is subject to several important exceptions as more fully described in the detailed summary below.

  Detailed Summary

  Our company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the exchange notes and all other amounts due under the indenture to be directly secured equally and ratably with or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the exchange notes, prior to, the obligation or liability secured by such Lien.

  This limitation does not apply to:

  (a) Liens existing on the closing date,

  (b) the Liens securing the Collateral,

  (c) Liens securing Indebtedness of our company issued in connection with the GID Refinancing, provided that:

    (1) the assets allowed to be secured under this clause (c) can only be unsubordinated promissory exchange notes issued by GID to our company that are equal in right of payment to all other existing and future unsecured, unsubordinated indebtedness of GID, and

    (2) the Liens created on the assets described in clause (1) will be created under a pledge agreement that is substantially similar to the form of pledge agreement attached as an exhibit to the indenture.

  Any Liens created under this clause (c) must be terminated on the Pledge Release Date.


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  (d) Liens granted after the closing date on any assets or Capital Stock of our company or our Restricted Subsidiaries created in favor of the holders of the exchange notes,

  (e) Liens with respect to the assets of a Restricted Subsidiary granted by the Restricted Subsidiary to our company or a Restricted Subsidiary to secure Indebtedness owing to our company or that other Restricted Subsidiary,

  (f) Liens securing Indebtedness which is incurred to refinance secured Indebtedness which is permitted to be incurred under clause a(4) of the detailed summary of the "Limitation on Indebtedness" covenant, provided that those Liens do not extend to, or cover any, property or assets of our company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced,

  (g) Liens incurred under clause a(1) of the detailed summary of the "Limitation on Indebtedness" covenant, or

  (h) Permitted Liens.

  Limitation on Sale-Leaseback Transactions

  Brief Summary

  Our company and our Restricted Subsidiaries will not be permitted to enter into any sale-leaseback transactions. This restriction is subject to several important exceptions as more fully described in the detailed summary below.

  Detailed Summary

  Our company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any assets or properties whether now owned or hereafter acquired, whereby our company or a Restricted Subsidiary sells or transfers such assets or properties or leases such assets or properties or any part thereof or any other assets or properties which we or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

  The foregoing restriction does not apply to any sale-leaseback transaction if:

  . the lease is for a period, including renewal rights, of not in excess of three years,

  . the transaction is solely between our company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries, or

  . our company or a Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from the sale in accordance with the "Limitation on Asset Sales" covenant summarized below.

  Limitation on Asset Sales

  Brief Summary

  Our company and our Restricted Subsidiaries will not be permitted to sell any assets unless the sale price is at least equal to the fair market value of the assets sold and at least 75% of the sale price is in cash or Temporary Cash Investments. The proceeds from any sale of assets must be applied as provided for in the indenture and as summarized below.

  Detailed Summary

  Our company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

  . the consideration received by our company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and

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

  . at least 75% of the consideration received, including any amount of Released Indebtedness, consists of cash or Temporary Cash Investments.

  In the event and to the extent that the Net Cash Proceeds received by our company or any of our Restricted Subsidiaries from one or more Asset Sales occurring on or after the closing date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets, determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of our company and our Subsidiaries has been filed with the SEC or provided to the trustee, then our company will or will cause the relevant Restricted Subsidiary to:

  (1) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets,

    (A) apply an amount equal to the excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of our company or Indebtedness of any other Restricted Subsidiary, in each case owing to a person other than our company or any of our Restricted Subsidiaries, or

    (B) invest an equal amount, or the amount not so applied under subclause (A) above, or enter into a definitive agreement committing to so invest within 12 months after the date of that agreement, in Replacement Assets, and

  (2) apply, no later than the end of the 12-month period referred to in clause (1) above, the excess Net Cash Proceeds to the extent not applied pursuant to clause (1) as provided in the following paragraphs of this detailed summary of the "Limitation on Asset Sales" covenant.

  The amount of the excess Net Cash Proceeds required to be applied or to be committed to be applied during such 12-month period as set forth in clause (1) above and not applied as so required by the end of the period will constitute "Excess Proceeds."

  If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not subject to an offer to purchase under this "Limitation on Asset Sales" covenant totals at least US$5.0 million, our company must commence, not later than the fifteenth business day of such month, and consummate an offer to purchase from the holders and, if required by the terms of any Indebtedness that is equal in right of payment with the exchange notes ("Pari Passu Indebtedness"), from the holders of the Pari Passu Indebtedness, on a pro rata basis an aggregate principal amount of exchange notes and Pari Passu Indebtedness equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest, if any, to the payment date.

  Requirements with Respect to the Collateral

  Prior to the Pledge Release Date our company shall:

  (1) maintain the priority and perfection of the liens on the Collateral created by the pledge agreement,

  (2) not assign, sell, transfer or otherwise dispose of any right, title or interest in the Collateral to another person, and

  (3) at our expense, execute and deliver to the collateral agent all documents, instruments and agreements and do all other acts as may be required to enable the trustee to exercise and enforce its rights in respect of the Collateral.

  Until the exchange notes are repaid in full, our company shall cause the principal amount and interest rate of the GID unsubordinated promissory note to be no less than the principal amount and interest rate of the outstanding exchange notes.

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  Repurchase of Notes upon a Change of Control

  Our company must commence and consummate an offer to purchase all exchange notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the payment date within 30 days of the occurrence of a Change of Control.

  We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable, in the event that our company is required to repurchase exchange notes pursuant to an offer to purchase. If the provisions of the securities laws conflict with the agreement described in this section or the "Limitation on Asset Sales" covenant, we will comply with the securities laws and will not be deemed to have breached our obligations under the indenture because of that compliance.

  Our company cannot assure you that we will have sufficient funds available at the time of any Change of Control to make any debt payment, including repurchases of exchange notes, required by the agreement described in this section as well as may be contained in other securities of our company which might be outstanding at the time. The "Repurchase of Notes upon a Change of Control" covenant will, unless consents are obtained, require our company to repay all indebtedness then outstanding which by its terms would prohibit the repurchase of exchange notes, either prior to or concurrently with the repurchase of the exchange notes.

  SEC Reports and Reports to Holders

  Whether or not our company is required to file reports with the SEC, our company will file with the SEC all reports and other information as it would be required to file with the SEC under Section 13(a) or 15(d) under the Securities Exchange Act if we were subject to those regulations. In addition to annual reports on Form 20-F, our company will also be required to file on Form 6-K interim consolidated reports, including consolidated financial statements, as soon as they are available, but in no event no later than 60 days after the end of each interim period, prepared in accordance with Mexican GAAP. We will file these interim consolidated reports with the SEC whether or not we are subject to corporate reporting requirements under Mexican law.


  If the SEC does not permit the filings described above, our company will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if our company were required and permitted to file those reports with the SEC. We will also instruct the trustee to mail those reports and other information to holders at their addresses set forth on the security register.


  Events of Default

  The following events will be defined as "Events of Default" in the indentures:

  (a) default in the payment of principal or of premium, if any, on any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise,


  (b) default in the payment of interest on any note when the same becomes due and payable, and that default continues for a period of 30 days,

  (c) default in the performance or breach of the provisions of the indenture applicable to mergers, consoli-dations and transfers of all or substantially all of the assets of our company or the failure by our com-pany to make or consummate an offer to purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenants;

  (d) our company defaults in the performance of or breaches any other covenant or agreement in the inden-ture, the pledge agreement or under the exchange notes, other than a default specified in clauses (a), (b) or (c) above, and that default or breach continues for a period of 30 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the exchange notes,

  (e) there occurs with respect to any issue or issues of Indebtedness of our company or any Significant Subsidiary having an outstanding principal amount of US$25.0 million or more in the aggregate for all such issues of all such persons, whether such Indebtedness now exists or shall hereafter be created,

    (A) an event of default that has caused the holder of such Indebtedness to declare the Indebtedness to be due and payable prior to its Stated Maturity and this Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or

    (B) the failure to make a principal payment at the final, but not any interim, fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of the payment default,

  (f) any final judgment or order not covered by insurance for the payment of money in excess of US$25.0 million in the aggregate for all final judgments or orders against all such persons, treating any deductibles, self-insurance or retention as not so covered, shall be rendered against our company or any Significant Subsidiary and is not paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all final judgments or orders outstanding and not paid or discharged against all such persons to exceed US$25.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

  (g) a court having jurisdiction in the premises enters a decree or order for:

    (A) relief in respect of our company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, concurso mercantil, insolvency or other similar law in effect at any time,

    (B) appointment of a receiver, liquidator, assignee, sindico, conciliador, custodian, trustee, sequestrator or similar official of our company or any Significant Subsidiary or for all or substantially all of the property and assets of our company or any Significant Subsidiary or

    (C) the winding up or liquidation of the affairs of our company or any Significant Subsidiary and, in each case, the decree or order remains unstayed and in effect for a period of 60 consecutive days, or

  (h)  our company or any Significant Subsidiary:

    (A) commences a voluntary case under any applicable bankruptcy, concurso mercantil, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

    (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, sindico, conciliador, custodian, trustee, sequestrator or similar official of our company or any Significant Subsidiary or for all or substantially all of the property and assets of our company or any Significant Subsidiary or

    (C)  effects any general assignment for the benefit of creditors.

  (i) the pledge agreement shall for any reason (other than under its terms) cease to create a valid and perfected first priority lien on, and security interest in, the Collateral.

  If an Event of Default, other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to us, occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the exchange notes then outstanding, by written notice to us and to the trustee if the notice is given by the holders, may, and the trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on those exchange notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable.

  In the event of a declaration of acceleration because an Event of Default under clause (e) above has occurred and is continuing, the declaration of acceleration will be automatically rescinded and annulled if the event triggering the Event of Default under clause (e) is remedied or cured by our company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

  If an Event of Default specified in clause (g) or (h) above occurs with respect to our company, the principal of, premium, if any, and accrued interest on the exchange notes then outstanding will automatically become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

  The holders of at least a majority in principal amount of the outstanding exchange notes may waive all past defaults and rescind and annul a declaration of acceleration and its consequences by written notice to us and to the trustee if:

  (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the exchange notes that have become due solely by the declaration of acceleration, have been cured or waived and

  (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

  For information as to the waiver of defaults, see "--Modification and Waiver."

  The holders of at least a majority in aggregate principal amount of the outstanding exchange notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of exchange notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of exchange notes. A holder may not pursue any remedy with respect to the indenture or the exchange notes unless:

  . the holder gives the trustee written notice of a continuing Event of Default,

  . the holders of at least 25% in aggregate principal amount of outstanding exchange notes make a written request to the trustee to pursue the remedy,

  . the holder or holders offer the trustee indemnity satisfactory to the trustee against any costs, liability or expense,

  . the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity, and

  . during the 60-day period, the holders of a majority in aggregate principal amount of the outstanding exchange notes do not give the trustee a direction that is inconsistent with the request.

  However, these limitations do not apply to the right of any holder to receive payment of the principal of, premium, if any, or interest on, their exchange notes or to bring suit for the enforcement of any payment, on or after the due date expressed in the exchange notes, which right will not be impaired or affected without the consent of the holder.

  The indenture requires our officers to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of our company and our Restricted Subsidiaries and our company's and our Restricted Subsidiaries' performance under the indenture and that our company has fulfilled all obligations under the indenture. If there has been a default in the fulfillment of any obligation under the indenture, our officers must specify each default and the nature and status of the default. We will also be obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

  Consolidation, Merger and Sale of Assets

  Our company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any person or permit any person to merge with or into our company unless:

  (1) our company shall be the continuing person, or the person, if not our company, formed by such consolidation or into which our company is merged or that acquired or leased such property and assets of it shall be a corporation organized and validly existing under the laws of Mexico, the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our company's obligations under the indenture and the exchange notes,

  (2) immediately after giving effect to the transaction, no Default or Event of Default shall have occurred and be continuing,

  (3) immediately after giving effect to the transaction on a pro forma basis, our company or any person becoming the successor obligor of the exchange notes, as the case may be, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of our company immediately prior to the transaction,

  (4) immediately after giving effect to the transaction on a pro forma basis, our company or any person becoming the successor obligor of the exchange notes, as the case may be, could incur at least US$1.00 of Indebtedness under the first paragraph of the detailed summary of the "Limitation on Indebtedness" covenant, provided that this clause (4) will not apply to a consolidation or merger with, or into a Wholly Owned Subsidiary with a positive net worth and provided further that, in connection with any such merger or consolidation, no consideration, other than Common Stock in the surviving person or our company, shall be issued or distributed to our stockholders, and

  (5) we deliver to the trustee an officers' certificate having the arithmetic computations to demonstrate compliance with clauses (3) and
       (4) attached and an opinion of U.S. counsel, in each case stating that the consolidation, merger or transfer and the supplemental indenture complies with this provision and that all conditions precedent provided for in the indenture relating to the transaction have been complied with.

  However, clauses (3) and (4) above will not apply if, in the good faith determination of our board of directors, whose determination shall be evidenced by a board resolution, the principal purpose of the transaction is to change the jurisdiction of incorporation of our company or to incorporate our company in the United States. In addition, any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to our company.


  Until the Refinancing Condition has occurred, our company or any of our Restricted Subsidiaries will not be permitted to consummate the ACM Merger. Once the Refinancing Condition has occurred, the ACM Merger may be consummated, so long as the company complies with clause (d) of the detailed summary of the "Limitation on Indebtedness" covenant and so long as ACM's Indebtedness at the time of the merger does not exceed ACM's total Indebtedness on the closing date.

  Defeasance

  Defeasance and Discharge. Our company will be deemed to have paid and will be discharged from all obligations under the 2006 notes or 2008 notes, as the case may be, and the applicable indenture will no longer be in effect with respect to those exchange notes, except for:

  .  obligations to register the transfer or exchange of the exchange notes;

  .  to replace stolen, lost or mutilated exchange notes;

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

  .  to maintain paying agencies; and

  .  to hold monies for payment in trust;

  if:

  (A) our company deposits with the trustee, in trust, money and/or Government Securities that through the payment of interest and principal in respect of such money and/or Government Securities will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the 2006 notes or 2008 notes, as the case may be, on the Stated Maturity of such payments in accordance with the terms of the applicable indenture and those exchange notes,

  (B)  our company has delivered to the trustee:

    (1)  either:

      (x) an opinion of U.S. counsel to the effect that holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of our company's exercise of our option under this "Defeasance" provision and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of U.S. counsel must be based upon, and accompanied by a copy of, a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the closing date so that a ruling is no longer required, or

      (y) a ruling directed to the trustee received from the Internal Revenue Service to the same effect as the opinion of U.S. counsel described above,

    (2)  either:

      (x) an opinion of Mexican counsel to the effect that, based upon Mexican law then in effect, holders will not recognize income, gain or loss for Mexican tax purposes, including withholding tax except for withholding tax then payable on interest payments due, as a result of our company's exercise of our option under this "Defeasance" provision and will be subject to Mexican tax, including withholding tax except for withholding tax then payable on interest payments due, on the same amount and in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred, or

      (y) a ruling directed to the trustee received from the Mexican tax authorities to the same effect as the opinion of Mexican counsel described above, and

    (3) an opinion of U.S. counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and the trust fund will not be subject to the effect of
         Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

  (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of the deposit or during the period ending on the 271st day after the date of the deposit, and such deposit will not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound, and

  (D) if at any time the applicable exchange notes are listed on a national securities exchange, our company has delivered to the trustee an opinion of U.S. counsel to the effect that those exchange notes will not be delisted as a result of the deposit, defeasance and discharge.

  Defeasance of Covenants and Events of Default. The provisions of the applicable indenture will no longer be in effect with respect to:

  . clauses (3) and (4) under "Consolidation, Merger and Sale of Assets" and all the covenants summarized under "Covenants,"

  . clause (c) under "Events of Default" with respect to clauses (3) and (4) under "Consolidation, Merger and Sale of Assets,"

  . clause (d) under "Events of Default" with respect to all of the covenants summarized under "Covenants," and

  . clauses (e) and (f) and, with respect to a Significant Subsidiary, clause (g) under "Events of Default",

  upon:

  (1) the deposit with the trustee, in trust, of money and/or Government Securities that through the payment of interest and principal in respect of such money and/or Government Securities will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the applicable exchange notes on the Stated Maturity of such payments in accordance with the terms of the relevant indenture and the applicable exchange notes,

  (2) the satisfaction of the provisions described in clauses (B)(3), (C) and (D) under "Defeasance and Discharge" above, and

  (3) the delivery to the trustee of an opinion of U.S. counsel to the effect that:

    (a) the holders will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and Events of Default and

    (b) will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred.

  Defeasance and Other Events of Default. If we exercise our option to omit compliance with covenants and provisions of the applicable indenture with respect to the relevant exchange notes as described in "Defeasance of Covenants and Events of Default" above and those exchange notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or Government Securities on deposit with the trustee will be sufficient to pay amounts due on those exchange notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on those exchange notes at the time of the acceleration resulting from such Event of Default. However, our company will remain liable for such payments.

  Satisfaction and Discharge

  The applicable indenture will cease to be of further effect, except as to matters expressly provided for in that indenture, as to the relevant exchange notes when:

  (1)  either:

    (a) all such exchange notes, except lost, stolen or destroyed exchange notes which have been replaced or paid, have been delivered to the trustee for cancellation and our company has paid all sums payable by us under those exchange notes or

    (b) all such exchange notes not delivered to the trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or will be called for redemption within one year and our company has irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the exchange notes not delivered to such trustee for cancellation, for principal of, premium, if any, and interest to the date of deposit in the case of exchange notes which have become due and payable or to the date such exchange notes will become due and payable or to the date of redemption, as the case may be in the case of exchange notes which will become due and payable at their Stated Maturity within one year or which will be called for redemption within one year,

  (2) our company has paid all other sums payable under the applicable indenture, and

  (3) our company has delivered to the trustee an officers' certificate and an opinion of U.S. counsel each stating that:

    (A) all conditions precedent under the applicable indenture relating to the satisfaction and discharge of that indenture have been complied with and

    (B) the satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the applicable indenture or any other material agreement or instrument which, in the case of the opinion of U.S. counsel, would be any other material agreement or instrument identified to such counsel by our company, to which we or any of our Subsidiaries is a party or by which it is bound.

  Modification and Waiver

  The indentures may be amended, without the consent of any holder, to:

  .  cure any ambiguity, defect or inconsistency in the indenture;

  . comply with the provisions summarized under "Consolidation, Merger and Sale of Assets" or "Limitation on Issuances of Guarantees by Restricted Subsidiaries";

  . comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

  . evidence and provide for the acceptance of appointment by a successor trustee; or

  . make any change that, in the good faith opinion of our board of directors, does not materially and adversely affect the rights of any holder.

  Modifications and amendments of an indenture may be made by our company and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding 2006 notes or 2008 notes, as the case may be. However, no modification or amendment may be made, without the consent of each affected holder affected, to:

  . change the Stated Maturity of the principal of, or any installment of interest on, any exchange note;


  . reduce the principal amount of, or premium, if any, or interest on, any exchange note;

  . change the optional redemption dates or optional redemption prices of the relevant class of exchange note from that stated under the caption "Optional Redemption";

  . change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

  . impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity or, in the case of a redemption, on or after the redemption date, of any exchange note;

  . reduce the above stated percentage of outstanding exchange notes the consent of whose holders is necessary to modify or amend the applicable indenture;

  . waive a default in the payment of principal of, premium, if any, or interest on the relevant class of exchange notes;

  . reduce the percentage or aggregate principal amount of outstanding 2006 notes or 2008 notes, as the case may be, the consent of whose holders is necessary for waiver of compliance with provisions of the applicable indenture or for waiver of default provisions; or

  . following the mailing of an offer to purchase, modify the provisions of the applicable indenture with respect to the offer to purchase in a manner adverse to such holder.

  Additional Amounts

  Our company will make any and all payments to holders under or with respect to the exchange notes, free and clear of, and without withholding or deduction for or on account of, Mexican Withholding Taxes. However, if withholding or deduction of Mexican Withholding Taxes is required by law, we will make the required withholding or deduction and we will:

  . pay any additional amounts ("Additional Amounts") as may be necessary so that after making all required deductions or withholdings, including those applicable to additional sums payable under this provision, the net amount received by holders or other beneficial owners of the exchange notes will not be less than the amounts as would have been received by them had no such withholding or deduction been required,

  .  deduct or withhold such Mexican Withholding Taxes and

  . remit the full amount deducted or withheld to the relevant taxing or other authority.

  Notwithstanding the foregoing, no such Additional Amounts shall be payable for or on account of:

  (a) any Mexican Withholding Taxes which would not have been imposed or levied on a holder but for the existence of any present or former connection between the holder or beneficial owner of the note and Mexico, including, without limitation:

    (1)  being or having been a citizen or resident of Mexico,

    (2) maintaining or having maintained an office, permanent establishment, fixed base or branch in Mexico, or

    (3) being or having been present or engaged in trade or business of Mexico, except for a connection solely arising from the mere ownership of, or receipt of payment under, the note or the exercise of rights under the note or the indenture, either personally or through the trustee,

  (b) any estate, inheritance, gift, or similar tax, assessment or other governmental charge,

  (c) any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the holder or beneficial owner of the note to comply with any certification, identification, information, documentation, declaration or other reporting requirement which is required or imposed by a statute, treaty, regulation, general rule or administrative practice as a precondition to exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Mexican Withholding Taxes, provided that at least 60 days prior to:

    (1) the first payment date with respect to which our company applies this clause (c) and

    (2) in the event of a change in the certification, identification, information, documentation, declaration or other reporting requirements, the first payment date after that change,

    (3) our company shall have notified the trustee, in writing, that the holders or beneficial owners of the exchange notes will be required to provide the certification, identification, information or documentation, declaration or other reporting documentation;

  (d) any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the holder or beneficial owners of the note to timely comply, subject to the conditions described below, with a written request by or on behalf of our company, to provide information, documentation or other evidence concerning the (i) nationality, residence, identity, eligibility for benefits under a treaty for avoidance of double taxation to which Mexico is a party which is in effect, (ii) a present or former connection with Mexico or any political subdivision or territory or possession of Mexico or area subject to its

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     jurisdiction; or of the holder or beneficial owner of the note that is necessary from time to time to determine the appropriate rate of deduction or withholding of Mexican Withholding Taxes applicable to that holder or beneficial owner, provided that at least 60 days prior to the first payment date with respect to which our company shall apply this clause (d), our company shall have notified the trustee, in writing, that the holders or beneficial owners of the exchange notes will be required to provide that information, documentation or other evidence;

  (e) the presentation of the note, when required, for payment on a date more than 30 days after the date on which the payment became due and payable or the date on which payment is duly provided for, whichever occurs later, except to the extent that the holder or the beneficial owner of the note would have been entitled to Additional Amounts in respect of those Mexican Withholding Taxes on presenting the note for payment on any date during the 30-day period; or

  (f) any combination of item (a), (b), (c), (d) or (e) above.

  Notwithstanding the foregoing, the limitations on our company's obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if the provision of the certification, identification, information, documentation, declaration or other evidence described in such clauses (c) and
(d) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of an note, after taking into account any relevant differences between United States and Mexican law, regulation or administrative practice, than comparable information or other applicable reporting requirements imposed or provided for under United States federal income tax law, including the United States-Mexico Income Tax Treaty, including proposed regulations, and administrative practice, for example IRS Forms W-8, W-8BEN, W-9 and 6166. In addition, the limitations on our company's obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if Section VI of Article 154 of the Mexican Income Tax Law is in effect, unless:

  . the provision of the certification, identification, information, documentation, declaration or other evidence described in clauses (c) and (d) is expressly required by statute, regulation, general rules or administrative practice in order to apply Section VI of Article 154 of the Mexican Income Tax Law, our company cannot obtain the certification, identification, information, or satisfy any other reporting requirements on its own through reasonable diligence and our company otherwise would meet the requirements for application of Section VI of Article 154 of the Mexican Income Tax Law or

  . in the case of a holder or beneficial owner of a note that is a pension fund or other tax-exempt organization, that holder or beneficial owner would be subject to Mexican Withholding Taxes at a rate that is lower than the rate resulting from the application of Section VI of Article 154 of the Mexican Income Tax Law, if the information, documentation or other evidence required under clauses (c) and (d) above were provided.

  In addition, clauses (c) and (d) above shall not be construed to require a non-Mexican pension or retirement fund, a non-Mexican tax-exempt organization, a non-Mexican financial institution or any other holder or beneficial owner of a note to obtain registration with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican Withholding Taxes.

  Upon the trustee's receipt of notification from our company that the holders will be required to provide information or documentation as described in clauses (c) and (d) above, the trustee will provide notification to holders. Our company will, upon written request, provide the trustee, the holders and the paying agent with a duly certified or authenticated copy of an original receipt of the payment of Mexican Withholding Taxes which we have withheld or deducted in respect of any payments made under or with respect to the exchange notes. The trustee will, for a period of five years following the due date for each payment, maintain in its files each such certified copy received from our company.

  If our company is obligated to pay Additional Amounts with respect to any payment under or with respect to the exchange notes other than Additional Amounts payable on the date of the indenture, our company will,

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upon written request, deliver to the trustee an officers' certificate stating the fact that Additional Amounts are payable and the amounts so payable.

  In the event that our company has become or would become required to pay any Additional Amounts in excess of those attributable to Mexican Withholding Taxes that are imposed, deducted or withheld at a rate of 10%, as a result of material changes affecting Mexican tax laws, our company may redeem all, but not less than all, of the exchange notes, at any time at 100% of the principal amount, together with accrued and unpaid interest thereon, if any, to the redemption date. See "--Optional Redemption--We may redeem all, but not less than all, of the exchange notes as a result of changes in Mexican Withholding Taxes."

  In addition, our company will pay any stamp, issue, registration, documentary or other similar taxes and other duties (including interest and penalties with respect thereto) imposed or levied by Mexico (or any political subdivision or taxing authority thereof or therein) in respect of the creation, issue and offering of the exchange notes.

  Currency Indemnity

  Our company will pay all sums payable under or in connection with the exchange notes, including damages, solely in U.S. dollars. Any amount that you receive or recover in a currency other than U.S. Dollars in respect of any sum expressed to be due to you from our company will only constitute a discharge to us to the extent of the dollar amount which you are able to purchase with the amount received or recovered in that other currency on the date of the receipt or recovery or, if it is not practicable to make the purchase on that date, on the first date on which you are able to do so. If the dollar amount is less than the dollar amount expressed to be due to you under any note, our company will indemnify you against any loss you sustain as a result. In any event, our company will indemnify you against the cost of making any purchase of U.S. Dollars. For the purposes of this paragraph, it will be sufficient for you to certify in a satisfactory manner that you would have suffered a loss had an actual purchase of U.S. Dollars been made with the amount received in that other currency on the date of receipt or recovery or, if it was not practicable to make the purchase on that date, on the first date on which you were able to do so. In addition, you will also be required to certify in a satisfactory manner the need for a change of the purchase date.

  The indemnities described above:

  . constitute a separate and independent obligation from our other obligations;

  .  will give rise to a separate and independent cause of action;

  .  will apply irrespective of any indulgence granted by any holder; and

  . will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note.

  No Personal Liability of Incorporators, Stockholders, Officers, Directors or Employees

  You will have no recourse against any incorporator, stockholder, officer, director, employee or controlling person of our company or of any successor person:

  . for the payment of the principal of, premium, if any, or interest on any of the exchange notes or for any claim based on the exchange notes or otherwise in respect of the exchange notes; and

  . under or upon any obligation, covenant or agreement of our company in the indenture, or in any of the exchange notes or because of the creation of any Indebtedness represented by the indenture or the exchange notes.

  By accepting the exchange notes, you waive and release all of the liabilities described above. Your waiver and release are part of the consideration you give for the exchange notes. Your waiver may not be effective to waive liabilities under the federal securities laws.


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

  Concerning the Trustee

  Except during the continuance of an Event of Default, the trustee will not be liable, except for the performance of the duties specifically set forth in the indentures. If an Event of Default has occurred and is continuing, the trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the indenture as a prudent person would exercise under the circumstances in the conduct of that person's own affairs.

  The indentures and the provisions of the Trust Indenture Act of 1939 that are incorporated by reference in the indentures contain limitations on the rights of the trustee, if it becomes a creditor of our company, to obtain payment of claims in certain cases or to realize on property received by it in respect of those claims, as security or otherwise. The trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate the conflict or resign.

  Governing Law and Submission to Jurisdiction

  The exchange notes and the indentures are or will be governed by the laws of the State of New York. Our company will submit to the jurisdiction of the U.S. federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the exchange notes and the indenture. Our company has appointed our subsidiary, Durango Paper Company, 1000 Osborne Street, St. Marys, Georgia 31558, as our authorized agent upon which process may be served in any action.

  Book-Entry Notes

  The exchange notes will be issued only in fully registered form, without coupons, in denominations of U.S.$1,000 and any integral multiples thereof. The exchange notes will initially be represented by one or more registered global exchange notes which will be deposited with the trustee as custodian for, and registered in the name of a nominee of, The Depositary Trust Company.

  Ownership of beneficial interests in a global note will be limited to persons, known as "participants," who have accounts with DTC or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

  So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the global note for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture.

  Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither our company, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

  Our company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. Our company also expects that payments by participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices, as is now

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

the case with securities held for the accounts of customers registered in the names of nominees for such customers. Those payments will be the responsibility of the participants.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

  Our company expects that DTC will take any action permitted to be taken by a holder of exchange notes, including the presentation of exchange notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which that participant or participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC will exchange the applicable global note for certificated exchange notes, which it will distribute to its participants.

  Our company understands that DTC is:

  . a limited purpose trust company organized under the laws of the State of New York,

  .  a "banking organization" within the meaning of New York Banking Law,

  .  a member of the Federal Reserve System,

  .  a "clearing corporation" within the meaning of the Uniform Commercial
     Code and

  . a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

  DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others, for example banks, brokers, dealers and trust companies and other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among its participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither our company nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing DTC's operations.

  Definitions

  The following are material terms defined in the indenture. You should review the indenture to see full disclosure of all terms that are defined in the indenture.

  "ACM" means Administradora Corporativa y Mercantil S.A. de C.V., a Mexican corporation wholly owned by the Existing Shareholders, whose only asset is its 28% equity interest in Grupo Industrial Durango, S.A. de C.V.

  "ACM Merger" means the merger of ACM with and into our company, with our company as the surviving corporation.

  "Acquired Indebtedness" means Indebtedness of a person existing at the time such person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not incurred in connection with, or in anticipation of, such person becoming a Restricted Subsidiary or such Asset Acquisition.

  "Additional Amounts" has the meaning set forth in the first bullet under the subheading "--Additional Amounts."

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

  "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of our company and our Restricted Subsidiaries for such period determined in conformity with Mexican GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

  (1) the net income or loss of any person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to us or any of our Subsidiaries or all or substantially all of the property and assets of such person are acquired by our company or any of our Restricted Subsidiaries;

  (2) solely for the purposes of calculating the amount of Restricted Payments that may be made under clause (4)(C) of the first paragraph of detailed summary of the "Limitation on Restricted Payments" covenant, and, in such case, except to the extent includable under clause (1) above, the net income or loss of any person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with our company or any of our Subsidiaries or all or substantially all of the property and assets of such person are acquired by our company or any of our Subsidiaries;

  (3) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid by us or any of our Restricted Subsidiaries;

  (4) any gains or losses, on an after-tax basis, attributable to sales of assets outside the ordinary course of business of our company and our Restricted Subsidiaries; and

  (5)  all extraordinary gains and extraordinary losses.

  "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of our company and our Restricted Subsidiaries, less applicable depreciation, amortization and other valuation reserves, after deducting therefrom:

  (1)  all current liabilities of our company and our Restricted
       Subsidiaries, excluding intercompany items, and

  (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

all as set forth on the most recent quarterly or annual consolidated balance sheet of our company and our Restricted Subsidiaries, prepared in conformity with Mexican GAAP and filed with the SEC or provided to the trustee.

  "Affiliate" means, as applied to any person, any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such person. For purposes of this definition, "control", including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with", as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

  "Asset Acquisition" means:

  . an investment by our company or any of our Restricted Subsidiaries in any other person under which that person shall become a Restricted Subsidiary or shall be merged into or consolidated with our company or any of our Restricted Subsidiaries, provided that such person's primary business is related, ancillary or complementary to the Pulp and Paper Business, or

  . an acquisition by our company or any of our Restricted Subsidiaries of the property and assets of any person other than our company or any of our Restricted Subsidiaries that constitute substantially all of a division or line of business of such person, provided that the property and assets acquired are related, ancillary or complementary to the Pulp and Paper Business.

  "Asset Disposition" means the sale or other disposition by our company or any of our Restricted Subsidiaries, other than to our company or another Restricted Subsidiary, of:

  .  all or substantially all of the Capital Stock of any Restricted
     Subsidiary or

  . all or substantially all of the assets that constitute a division or line of business of our company or any of our Restricted Subsidiaries.

  "Asset Sale" means any sale, transfer or other disposition, including by way of merger, consolidation or sale-leaseback transaction, in one transaction or a series of related transactions by our company or any of our Restricted Subsidiaries to any person other than our company or any of our Restricted Subsidiaries of:

  . all or any of the Capital Stock of any Restricted Subsidiary, other than directors' qualifying shares or shares required by applicable law to be held by a person other than our company or a Restricted Subsidiary or de minimis shares of a Restricted Subsidiary required to be owned by another person under applicable law in order to maintain the corporate status of such Restricted Subsidiary,

  . all or substantially all of the property and assets of an operating unit or business of our company or any of our Restricted Subsidiaries or

  . any other property and assets, other than the Capital Stock or other Investment in an Unrestricted Subsidiary, of our company or any of our Restricted Subsidiaries outside the ordinary course of business of our company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the indenture applicable to mergers, consolidations and sales of assets of our company. However, "Asset Sale" shall not include:

  . sales or other dispositions of inventory, receivables and other current assets,

  . sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant,

  . sales, transfers or other dispositions of assets with a fair market value not in excess of $10 million in any transaction or series of related transactions,

  .  the sale or other disposition of Temporary Cash Investments,

  . any sale, transfer, assignment or other disposition of any property equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of our company or our Restricted Subsidiaries, or

  . the sale, conveyance or other transfer of accounts receivable and related assets customarily transferred in an asset securitization transaction involving accounts receivable to a Receivables Subsidiary, in connection with a Qualified Receivables Transaction.

  "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing:

  (1)  the sum of the products of
    (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and

    (b)  the amount of each such principal payment by

  (2)  the sum of all such principal payments.

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

  "Capital Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents, however designated, whether voting or non-voting, in equity of such person, whether outstanding on the closing date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

  "Capitalized Lease" means, as applied to any person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such person as lessee, in conformity with Mexican GAAP, is required to be capitalized on the balance sheet of such person.

  "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

  "Change of Control" means such time as:

  (1) (a) a person or any persons acting together which would constitute a "group" (a "Group") for purposes of Sections 13(d) and 14(d)(2) of the Exchange Act, or any successor provision thereto, together with any Affiliates or Related persons thereof, other than any person or Group controlled by the Existing Shareholders together with any Affiliates or Related persons thereof, has become the beneficial owner, by way of purchase, merger, consolidation or otherwise, of 35% or more of Voting Stock of our company and (b) such person or Group, together with any Affiliates or Related persons thereof, has become the beneficial owner, by way of purchase, merger, consolidation or otherwise of a greater percentage of Voting Stock of our company than that held by the Existing Shareholders, together with Affiliates or Related persons thereof; or

  (2) at any time during any consecutive two-year period individuals who at the beginning of such period were members of our board of directors, together with any new directors whose election by such board of directors or whose nomination for election by the shareholders of our company was approved by a vote of a majority of directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.

  "Collateral" means, in the case of the 2006 notes, an unsubordinated promissory note issued by GID to our company, as amended and restated in connection with the exchange offer in a principal amount that is at least equal to the principal amount of outstanding 2006 notes, and in the case of the 2008 notes, an unsubordinated promissory note issued by GID to us in a principal amount that is at least equal to the principal amount of outstanding 2008 notes.

  "Commodity Agreement" means any forward commodity contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

  "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

  .  Consolidated Interest Expense;

  .  income and asset taxes;

  .  depreciation expense;

  .  amortization expense; and

  . all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by Mexican GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for our company and our Restricted Subsidiaries in conformity with Mexican GAAP.


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

  "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness, including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; interest paid by our company or any of our Restricted Subsidiaries with respect to Indebtedness that is Guaranteed or secured by our company or any of our Restricted Subsidiaries to the extent not recovered from the underlying obligor; and the component of rentals allocable to interest in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by our company and our Restricted Subsidiaries during such period; excluding, however:

  . any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof, but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof, and

  . any premiums, fees and expenses, and any amortization thereof, payable in connection with the offering of the exchange notes and other Indebtedness, all as determined on a consolidated basis, without taking into account Unrestricted Subsidiaries, in conformity with Mexican GAAP.

  "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of our company and our Restricted Subsidiaries, which shall be as of a date not more than 30 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries, plus, to the extent not included, any Preferred Stock of our company, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory exchange notes receivable from the sale of the Capital Stock of our company or any of our Restricted Subsidiaries, each item to be determined in conformity with Mexican GAAP.

  "Consolidated Senior Indebtedness" means Indebtedness of our Restricted Subsidiaries and any Indebtedness of our company which is secured by a Lien.

  "Consolidated Senior Indebtedness" means, without duplication,

  . Indebtedness of our Restricted Subsidiaries, except for Indebtedness owed to our company or any other Restricted Subsidiary,

  . any Indebtedness of our company guaranteed by any of our Restricted Subsidiaries, and

  .  any Indebtedness of our company secured by a Lien.

  "Consolidated Senior Indebtedness Interest Coverage Ratio" means, on any Transaction Date, the ratio of:

  . the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date (the "Four Quarter Period") to

  . the aggregate Consolidated Senior Indebtedness Interest Expense during such Four Quarter Period.

  In making the foregoing calculation,

  (A) pro forma effect shall be given to any Consolidated Senior Indebtedness incurred or repaid, repurchased, defeased or otherwise discharged during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date, other than Consolidated Senior Indebtedness under a revolving credit or similar arrangement to the extent of the commitment thereunder or under any predecessor revolving credit or similar arrangement in effect on the last day of such Four Quarter Period unless any portion of such Consolidated Senior

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     Indebtedness is projected, in the reasonable judgment of our senior management, to remain outstanding for a period in excess of 12 months from the date of the incurrence thereof, in each case as if such Consolidated Senior Indebtedness had been incurred or repaid, repurchased, defeased or otherwise discharged on the first day of such Reference Period;

  (B) Consolidated Senior Indebtedness Interest Expense attributable to interest on any Consolidated Senior Indebtedness, whether existing or being incurred computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date, taking into account any Interest Rate Agreement applicable to such Consolidated Senior Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness, had been the applicable rate for the entire period;

  (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions, including giving pro forma effect to the application of proceeds of any Asset Disposition, that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

  (D) pro forma effect shall be given to asset dispositions and asset acquisitions, including giving pro forma effect to the application of proceeds of any asset disposition, that have been made by any person that has become a Restricted Subsidiary or has been merged with or into our company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

provided that to the extent that clause (C) or (D) of this definition requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the person, or division or line of business of the person, that is acquired or disposed for which financial information is available.

  "Consolidated Senior Indebtedness Interest Expense" means, for any period, the aggregate amount of interest in respect of Consolidated Senior Indebtedness including, without limitation, amortization of original issue discount on any Consolidated Senior Indebtedness and the interest portion of any deferred payment obligation; all commissions, discounts and other fees and charges owed with respect to Consolidated Senior Indebtedness; interest paid by our company or any of our Restricted Subsidiaries with respect to Consolidated Senior Indebtedness that is Guaranteed or secured by our company or any of our Restricted Subsidiaries to the extent not recovered from the underlying obligor; and the component of rentals allocable to interest in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by our company and our Restricted Subsidiaries during such period but only to the extent that such Capitalized Lease Obligations are Consolidated Senior Indebtedness; excluding, however:

  . any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof, but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Disqualified Stock" means any class or series of Capital Stock of any person that by its terms or otherwise is:

  (1) required to be redeemed prior to the Stated Maturity of the exchange notes,

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  (2)  redeemable at the option of the holder of such class or series of
       Capital Stock at any time prior to the Stated Maturity of the exchange notes or

  (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the exchange notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the exchange notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants and such Capital Stock specifically provides that such person will not repurchase or redeem any such stock pursuant to such provision prior to our company's repurchase of such exchange notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants.

  "Existing Stockholders" means

  . Ing. Miguel Rincon, Dr. Jose Rincon and Sr. Jesus Rincon and members of their immediate families and their estates and heirs and

  . any trust established for the benefit of, or any company or other entity controlled by, one or more of those persons, and any Successor or Affiliate thereof.

  "fair market value" means the price that would be paid in an arm's-length transaction between a willing seller under no compulsion to sell and a willing buyer under no compulsion to buy, as determined in good faith by our board of directors, whose determination shall be conclusive if evidenced by a board resolution.

  "GID notes" means the 12 5/8% exchange notes due 2003 of Grupo Industrial Durango, S.A. de C.V.

  "GID Refinancing" means the issuance of Indebtedness by our company to refinance any Indebtedness of GID, provided that any Indebtedness issued by our company subsequent to the Pledge Release Date will not be included in this definition.

  "Government Securities" means direct obligations of, obligations fully guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof.

  "Guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing, whether pursuant to a guaranty, a fianza, an aval or otherwise, any Indebtedness of any other person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such person:
  . to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness of such other person, whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business, to take-or-pay, or to maintain financial statement conditions or otherwise, or

  . entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part;

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.


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  "Indebtedness" means, with respect to any person at any date of determination, without duplication:

  (1)  all indebtedness of such person for borrowed money;

  (2) all obligations of such person evidenced by bonds, debentures, exchange notes or other similar instruments;

  (3) all obligations of such person in respect of letters of credit or other similar instruments, including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit, including trade letters of credit, securing obligations, other than obligations described in (1) or (2) above or (5), (6) or (7) below, entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such person of a demand for reimbursement;

  (4) all obligations of such person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, excluding Trade Payables;

  (5)  all Capitalized Lease Obligations;

  (6) all Indebtedness of other persons secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person; provided that the amount of such Indebtedness shall be the lesser of:

    (a) the fair market value of such asset at such date of determination and

    (b)  the amount of such Indebtedness;

  (7) all Indebtedness of other persons Guaranteed by such person to the extent such Indebtedness is Guaranteed by such person; and

  (8) to the extent not otherwise included in this definition, obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements, other than Commodity Agreements, Currency Agreements and Interest Rate Agreements designed solely to protect our company or our Restricted Subsidiaries against fluctuations in commodity prices, foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder.

  The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided:

  (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with Mexican GAAP,

  (B) that money borrowed and set aside at the time of the incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and

  (C)  that Indebtedness shall not include:

    (x) any liability for federal, state, local or other taxes of any jurisdiction,

    (y) performance, surety or appeal bonds provided in the ordinary course of business or

    (z) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of our

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       company or any of our Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or a Restricted Subsidiary, other than Guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition, so long as the principal amount does not to exceed the gross proceeds actually received by our company or any Restricted Subsidiary in connection with such disposition.

  For the purposes of computing the amount of Indebtedness of any person outstanding at any time, all such items shall be excluded to the extent that they would be eliminated as intercompany items for purposes of such persons consolidated financial statements.

  "Interest Coverage Ratio" means, on any Transaction Date, the ratio of:

  . the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date (the "Four Quarter Period") to

  .  the aggregate Consolidated Interest Expense during such Four Quarter
     Period.

  In making the foregoing calculation,

  (A) pro forma effect shall be given to any Indebtedness incurred or repaid, repurchased, defeased or other-wise discharged during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date, other than Indebtedness under a revolving credit or similar arrangement to the extent of the commitment thereunder, or under any predecessor revolving credit or similar arrangement, in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of our senior management, to remain outstanding for a period in excess of 12 months from the date of the incurrence thereof, in each case as if such Indebtedness had been incurred or repaid, repurchased, defeased or otherwise discharged on the first day of such Reference Period;

  (B) Consolidated Interest Expense attributable to interest on any Indebtedness, whether existing or being incurred, computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date, taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness, had been the applicable rate for the entire period;

  (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions, including giving pro forma effect to the application of proceeds of any Asset Disposition, that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

  (D) pro forma effect shall be given to asset dispositions and asset acquisitions, including giving pro forma effect to the application of proceeds of any asset disposition, that have been made by any person that has become a Restricted Subsidiary or has been merged with or into our company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

  provided that to the extent that clause (C) or (D) of this definition requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the person, or division or line of business of the person, that is acquired or disposed for which financial information is available.


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  "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

  "Investment" in any person means any direct or indirect advance, loan or other extension of credit, including, without limitation, by way of Guarantee, but excluding Guarantees of Indebtedness that are permitted under the "Limitation on Indebtedness" covenant and advances to customers or suppliers in the ordinary course of business that are recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of our company or our Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business, or capital contribution to, by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, or any purchase or acquisition of Capital Stock, bonds, exchange notes, debentures or other similar instruments issued by, such person and shall include:

  . the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and

  . the retention of the Capital Stock or any other Investment by our company or any of our Restricted Subsidiaries, of (or in) any person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by the third bullet of the detailed description of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant.

  For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant:

  . the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and

  . in the event our company or a Restricted Subsidiary makes an Investment by transferring assets to any person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received, provided the Net Cash Proceeds are applied in accordance with clause (1)(A) or (1)(B) of the "Limitation on Asset Sales" covenant.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest.

  "Mexican GAAP" is defined to mean accounting principles generally accepted in Mexico, including accounting principles which account for the effects of inflation as provided for under Bulletin B-10 "Recognition of the Effects of Inflation on the Financial Information," as amended, issued by the Mexican Institute of Public Accountants.

  "Mexican Withholding Taxes" means any present or future tax, duty, levy, impost, assessment or other governmental charge, including any interest or penalties, imposed or levied by Mexico or any political subdivision of Mexico or by any authority or agency of Mexico having power to tax.

  "Mexico" means the Estados Unidos Mexicanos (the United Mexican States) and any branch of power, ministry, department, authority or statutory corporation or other entity, including a trust, owned or controlled directly or indirectly by the Estados Unidos Mexicanos or any of the foregoing or created by law as a public entity.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means:

  (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations, to the extent corresponding to the

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     principal, but not interest, component thereof, when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

    (1) brokerage commissions and other fees and expenses, including fees and expenses of counsel and investment bankers, related to such Asset Sale;

    (2) provisions for all taxes, whether or not such taxes will actually be paid or are payable, as a result of such Asset Sale without regard to the consolidated results of operations of our company and our Restricted Subsidiaries, taken as a whole;

    (3) payments made, or required to be made, to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or
         (B) is required to be paid as a result of such sale; and

    (4) appropriate amounts to be provided by our company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, whether or not required by Mexican GAAP; and

  (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations, to the extent corresponding to the principal, but not interest, component thereof, when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Overnight Bank Deposits" means overnight or time deposits having maturities of seven days or less with any financial institution organized under the laws of the United States, any state thereof or Mexico which would not otherwise qualify as a Temporary Cash Investment, provided that such financial institution is not under intervention, receivership, or any similar arrangement at the time of making such overnight on time deposit.

  "Permitted Investment" means:

  . an Investment in our company or a Restricted Subsidiary or a person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, our company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of our company and our Restricted Subsidiaries on the date of such Investment,

  .  Temporary Cash Investments and Overnight Bank Deposits,

  . payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes,

  . stock, obligations or securities received in satisfaction of judgments or in settlement or obligations owing to our company or a Restricted Subsidiary or upon the perfection, foreclosure or enforcement of a Lien in favor of our company or a Restricted Subsidiary,

  . Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect our company or our Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates,

  . loans or advances made to employees of our company or a Restricted Subsidiary in the ordinary course of business consisting with past practices of our company or such Restricted Subsidiary, provided that

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     such loans in the aggregate to all employees do not exceed US$2.5 million per year and US$5.0 million prior to the Stated Maturity of the exchange notes,

  . extensions of credit in the nature of accounts receivable or exchange notes receivable arising from the sale or lease of goods and services in the ordinary course of business,

  . pledges or deposits required in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security,

  . pledges or deposits in connection with (1) the non-delinquent performance of bids, trade contracts, other than for borrowed money, leases or statutory obligations, (2) continued obligations on surety or appeal bonds and (3) other non-delinquent obligations of a like nature, in each case incurred in the ordinary course of business,

  . advances, loans or extensions of credit to suppliers in the ordinary course of business by our company or any Restricted Subsidiary;

  . Investments consisting of non-cash consideration received in connection with an Asset Sale permitted by the "Limitation on Sale of Assets" covenant and

  . customary Investments required by the terms of any Qualified Receivables Transaction to the extent such Investments are made in the ordinary course of business.

  "Permitted Liens" means:

  . Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with Mexican GAAP shall have been made,

  . statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with Mexican GAAP shall have been made,

  . Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security,

  . Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money),

  . easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of our company and our Restricted Subsidiaries taken as a whole,

  . Liens (including extensions and renewals thereof) upon real or personal property acquired after the closing date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness incurred, in accordance with the "Limitation on Indebtedness" covenant described above, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item,

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  .  leases or subleases granted to others that do not materially interfere with the ordinary course of business of our company and our Restricted Subsidiaries, taken as a whole,

  . Liens encumbering property or assets under construction arising from progress or partial payments by a customer of our company or our Restricted Subsidiaries relating to such property or assets,

  . any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease,

  . Liens arising from filing Uniform Commercial Code financing statements regarding leases,

  . Liens on property of, or on shares of Capital Stock or Indebtedness of, any person existing at the time such person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of our company or any Restricted Subsidiary other than the property or assets acquired,

  .  Liens in favor of our company or any Restricted Subsidiary,

  . Liens arising from the rendering of a final judgment or order against our company or any Restricted Subsidiary that does not give rise to an Event of Default,

  . Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof,

  . Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods,

  . Liens encumbering customary initial deposits and margin deposits, and other Liens, in each case, securing Indebtedness under Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect our company or any of our Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities,

  . Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by our company or any of our Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of our company and our Restricted Subsidiaries prior to the closing date,

  . Liens on any assets acquired by our company or any Restricted Subsidiary after the closing date, which Liens were in existence prior to the acquisition of such assets (to the extent that such Liens were not created in contemplation of or in connection with such acquisition), provided that such Liens are limited to the assets so acquired and the proceeds thereof,

  . Liens incurred in accordance with the indenture in favor of the trustee under the indenture,

  . Liens arising by virtue of any statutory, regulatory, contractual or warranty requirements of our company or any Restricted Subsidiary, including, without limitation, provisions relating to rights of offset and set-off, bankers' liens or similar rights and remedies, and

  . Liens upon specific items of inventory or other goods and proceeds of any person securing such person's obligations in respect of banker's acceptance issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods.

  "Pledge Release Date" means the date on which the collateral agent releases the Collateral, which date shall be concurrent with, or subsequent to, the date that the trustee receives the Pledge Release Instruction stating that the Refinancing Condition has occurred.

  "Pledge Release Instruction" means an officers' certificate signed by two officers of our company stating that, as of the date of the officers' certificate, the Refinancing Condition has occurred and which includes a calculation of the Refinancing Condition.

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  "Preferred Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents, however designated, whether voting or non-voting, of such person's preferred or preference equity, whether now outstanding or issued after the closing date, including, without limitation, all series and classes of such preferred stock or preference stock.

  "Public Equity Offering" means an underwritten primary public offering of Common Stock of our company pursuant to an effective registration statement under the Securities Act.

  A "Public Market" shall be deemed to exist if:

  .  a Public Equity Offering has been consummated and

  . at least 15% of the total issued and outstanding Common Stock of our company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

  "Pulp and Paper Business" means the manufacture of pulp, paper and packaging products and businesses related, ancilliary or complementary thereto, including, without limitation,

  .  ownership and operation of forestry businesses,

  . the production of raw materials such as wood, wood chips, kaolin, caustic soda and precipitated calcium carbonate,

  . the manufacture of primary products such as hardwood pulp, softwood pulp, coated or uncoated freesheet, containerboard, linerboard, corrugating medium and boxboard,

  . the manufacture of converted products such as newsprint, notebooks, stationary, corrugated shipping containers, folding carton boxes, multi-wall sacks and bags and molded pulp products,

  . the performance of marketing and other operations supporting such businesses and

  . the ownership and operating of assets used in connection with any of the foregoing businesses, such as chemical, water treatment and power generation assets.

  "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by our company or a Restricted Subsidiary pursuant to which our company or a Restricted Subsidiary may sell, convey or otherwise transfer to

  . a Receivables Subsidiary, in the case of a transfer by our company or any Restricted Subsidiary, and

  .  any other person, in the case of a transfer by a Receivables Subsidiary,

or may grant a security interest in, any accounts receivable, whether now existing or arising in the future, of our company or any Restricted Subsidiary and any asset related thereto, including without limitation, all collateral securing the accounts receivable, all contracts and all guarantees or other obligations in respect of the accounts receivable, proceeds of the accounts receivable and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving accounts receivable.

  "Receivables Subsidiary" means a Wholly Owned Subsidiary of our company which engages in no activities other than in connection with the financing of accounts receivables and which is designated by our board of directors as provided below as a Receivables Subsidiary:

  (1) No portion of the Indebtedness or any other obligations, contingent or otherwise, of which:

    (a) is guaranteed by our company or any other Restricted Subsidiary, excluding guarantees of obligations, other than the principal of, and interest on, Indebtedness, pursuant to Standard Securitization Undertakings,

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    (b)  is recourse to or obligates our company or any other Restricted
         Subsidiary in any way other than pursuant to Standard
         Securitization Undertakings, or

    (c) subjects any property or asset of our company or any other Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

  (2) with which neither our company nor any other Restricted Subsidiary has any material contract, agreement or arrangement or understanding, except in connection with a Qualified Receivables Transaction, other than on terms no less favorable to our company or such other Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of our company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

  (3) to which neither our company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

  Any designation of a Subsidiary of our company as a Receivables Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officer's certificate certifying that the designation complied with the preceding conditions and was permitted by the indenture.

  "Refinancing Condition" means the first date on which our company's Consolidated Senior Indebtedness, excluding our exchange notes and any Indebtedness secured under the pledge agreement or secured in connection with the GID Refinancing, is equal to or less than 15% of our company's total consolidated Indebtedness.

  "Related person" of any person means any other person that owns, or any controlling Affiliate of any other person that owns:

  .  5% or more of the outstanding Common Stock of such person or

  .  5% or more of the Voting Stock of such person.

  "Released Indebtedness" means, with respect to any Asset Sale, Indebtedness:

  . which is owed by our company or any Restricted Subsidiary (the "Obligors") prior to such Asset Sale,

  . which is assumed by the purchaser or any affiliate thereof or forgiven or cancelled in connection with such Asset Sale and

  . with respect to which the Obligors receive written unconditional releases from each creditor no later than the closing date of such Asset Sale.

  "Replacement Assets" means, on any date, property or assets, other than current assets, of a nature or type or that are used in a business, or an Investment in a company having property or assets of a nature or type, or engaged in a business, similar or related to the nature or type of the property and assets of, or the business of, our company and our Restricted Subsidiaries existing on such date.

  "Restricted Subsidiary" means any Subsidiary of our company other than an Unrestricted Subsidiary.

  "S&P" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, and its successors.

  "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries,

  . for the most recent fiscal year of our company, accounted for more than 10% of the consolidated revenues of our company and our Restricted Subsidiaries or

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

  . as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of our company and our Restricted Subsidiaries,

all as set forth on the most recently available consolidated financial statements of our company for such fiscal year.

  "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by our company or any Restricted Subsidiary which are reasonably customary in an accounts receivable securitization transaction.

  "Stated Maturity" means:

  . with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and

  . with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

  "Subsidiary" means, with respect to any person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such person and one or more other Subsidiaries of such person.

  "Temporary Cash Investment" means any of the following:

  (1) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

  (2) time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of US$200.0 million, or the foreign currency equivalent thereof, and has outstanding debt which is rated "A", or such similar equivalent rating, or higher by S&P or Moody's or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above or clause (6) below entered into with a bank or trust company meeting the qualifications described in clause (2) above or clause (9) below;

  (4) commercial paper maturing not more than 90 days after the date of acquisition, issued by a corporation, other than an Affiliate of our company, organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" or higher according to Moody's or "A-1" or higher according to S&P;

  (5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's;

  (6) Certificados de la Tesoreria de la Federacion (Cetes) or Bonos de Desarrollo del Gobierno Federal (Bondes) issued by the Mexican government and maturing not more than 365 days after the acquisition thereof;

  (7) Investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (1) through (6) above and (9) below including, without limitation, the Chase Vista Money Market Mutual Funds or any other mutual fund for which the trustee or an affiliate of the trustee serves as an investment manager, administrator, shareholder servicing agent and/or custodian or subcustodian;

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  (8)  demand deposit accounts with U.S. banks or Mexican banks specified in clause (9) of this definition maintained in the ordinary course of business; and

  (9) certificates of deposit, bank promissory notes and bankers' acceptances denominated in Pesos, maturing not more than 365 days after the acquisition thereof and issued or Guaranteed by any one of the four largest banks, based on assets as of the immediately preceding December 31, organized under the laws of Mexico and which are not under intervention or controlled by the Instituto para la Proteccion al Ahorro or any successor thereto or any banking subsidiary of a foreign bank which has capital, surplus and undivided profits aggregating in excess of US$200.0 million, or the foreign currency equivalent thereof, and has outstanding debt which is rated "A", or such similar equivalent rating, or higher by S&P or Moody's.

  "Trade Payables" means, with respect to any person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

  "Transaction Date" means, with respect to the incurrence of any Indebtedness, the date such Indebtedness is to be incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

  "Unrestricted Subsidiary" means:

  . any Subsidiary of our company that at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors in the manner provided below; and

  .  any Subsidiary of an Unrestricted Subsidiary.

  The board of directors may designate any Restricted Subsidiary, including any newly acquired or newly formed Subsidiary of our company, to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, our company or any Restricted Subsidiary; provided that:

  (A) any Guarantee by our company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "incurrence" of such Indebtedness and an "Investment" by our company or such Restricted Subsidiary, or both, if applicable, at the time of such designation;

  (B)  either

    (I) the Subsidiary to be so designated has total assets of US$1,000 or less or

    (II) if such Subsidiary has assets greater than US$1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant; and

  (C) if applicable, the incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants.

  The board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

  (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and

  (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if incurred at such time, have been permitted to be incurred, and shall be deemed to have been incurred, for all purposes of the indenture.

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

  Any such designation by the board of directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

  "Voting Stock" means with respect to any person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such person.

  "Wholly Owned" means, with respect to any Subsidiary of any person, the ownership of at least 97% of the outstanding Capital Stock of such Subsidiary, other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law or de minimis shares required to be owned by another person under applicable law in order to maintain the corporate status of such Subsidiary, by such person or one or more Wholly Owned Subsidiaries of such person.

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                                   TAXATION

United States Federal Income Taxation

  In the opinion of White & Case LLP, special U.S. tax counsel to the company, the following is a description of the material U.S. federal income tax consequences of the exchange offer and the consent payment. This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), income tax regulations (proposed and final) issued under the Code, and administrative and judicial interpretations of the Code and regulations, each as in effect and available as of the date of this prospectus and consent solicitation. These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of our exchange notes. These income tax laws and regulations are also subject to various interpretations, and the U.S. Internal Revenue Service (the "IRS") or the U.S. courts could later disagree with the explanations or conclusions set out below.

  Except where we state otherwise, this description deals only with GID notes held as capital assets, as defined in the Code, and with exchange notes held as capital assets, as defined in the Code, by a holder who acquires such exchange notes pursuant to the exchange offer.


  We do not address all of the tax consequences that may be relevant to a holder. We also do not address, except as stated below, certain tax consequences to

  . holders that may be subject to special tax treatment, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations or dealers or traders in securities or currencies,

  . persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar, and

  . persons that hold or will hold notes as part of a position in a straddle or as part of a hedging, conversion or other integrated investment transaction for U.S. federal income tax purposes.

  Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the exchange offer and does not address any state, local or non-U.S. tax consequences of the exchange offer.

  For purposes of this description, a U.S. Holder is a beneficial owner of GID notes or our exchange notes, as the case may be, who for U.S. federal income tax purposes is:

  . a citizen or resident of the United States, including some former citizens or residents of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or any State, including the District of Columbia;

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  . a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

  A non-U.S. Holder is a beneficial owner of GID notes or our exchange notes, as the case may be, other than a U.S. Holder.


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The Exchange Offer

  The exchange of GID notes for our exchange notes pursuant to the exchange offer by a U.S. Holder will constitute a material modification of the terms of the GID notes and, therefore, the exchange will constitute a taxable exchange for U.S. federal income tax purposes. Accordingly, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount realized on the exchange (other than accrued but unpaid interest which will be taxable as such) and the U.S. Holder's adjusted tax basis in the GID note. Since the exchange notes will be listed on the New York Stock Exchange on the date of their issuance, they will be considered to be publicly traded for U.S. federal income tax purposes and the amount realized will be equal to the fair market value of the exchange notes on that date. Subject to the application of the market discount rules discussed below, any gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, generally the maximum marginal U.S. federal income tax rate applicable to such capital gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if the U.S. Holder's holding period for the exchanged GID notes exceeds one year. Any gain or loss recognized on the exchange generally will be treated as U.S. source gain or loss, as the case may be, for U.S. foreign tax credit purposes. The deductibility of any capital losses is subject to limitations.

  If a U.S. Holder holds GID notes with accrued market discount, as defined in the Code, then any gain recognized by such holder on the exchange of such notes for our exchange notes would be recharacterized as ordinary interest income to the extent of the accrued market discount that had not previously been treated as ordinary income.

  The law is unclear with respect to the treatment of the consent payment. The receipt of a consent payment by a U.S. Holder may be treated either as:

  . additional consideration received in exchange for tendered GID notes, in which case payments would be taken into account as part of the amount realized in the manner described above, or

  . as separate consideration for consenting to the proposed amendments, in which case payments would constitute ordinary income to the U.S. Holder.

  Corporacion Durango intends to treat the consent payment for U.S. federal income tax purposes as additional consideration paid to the U.S. Holders in exchange for their tendered GID notes, although there can be no assurance that the IRS will not attempt to treat the consent payment as ordinary income.

  While the issue is not free from doubt, holders of GID notes that do not participate in the exchange offer should not be deemed to have engaged in a taxable exchange for U.S. federal income tax purposes as a result of the elimination of substantially all of the restrictive covenants in the GID indenture. Each holder of GID notes is urged to consult its own tax advisor with regard to the tax consequences of not participating in the exchange offer.

Our Exchange Notes

  Interest

  Interest paid on our exchange notes, including any Additional Amounts, that is qualified stated interest (as defined below) will be includible in a U.S. Holder's gross income as ordinary interest income in accordance with the U.S. Holder's usual method of tax accounting for U.S. federal income tax purposes. In addition, interest on our exchange notes (including any original issue discount, as described below) will be treated as foreign source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on our exchange notes generally will constitute passive income, or, in the case of certain U.S. Holders, financial services income, unless such interest is subject to withholding tax at a rate of 5% or more, in which case such interest will constitute high withholding tax interest.

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

  Subject to the discussion below under the caption "U.S. Backup Withholding Tax and Information Reporting," payments of interest on our exchange notes (including any original issue discount, as described below) to a non-U.S. Holder generally will not be subject to U.S. federal income tax unless the interest income is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

  Original Issue Discount

  The amount of original issue discount ("OID") on an exchange note is the excess of the stated redemption price at maturity over its issue price. An exchange note's stated redemption price at maturity is the sum of all payments provided by the exchange note other than qualified stated interest. Qualified stated interest is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the exchange note. If the exchange offer is consummated and the 2006 notes (1) are issued within 6 months of the date we issued the $180.0 million of the 2006 notes in February 2001 and certain other conditions are met or (2) are issued with de minimis OID, as defined below, then the 2006 notes will be deemed to have the same issue date, the same issue price, and (with respect to holders) the same adjusted issue price as the 2006 notes issued in February 2001. Corporacion Durango believes that the fair market value of a 2006 note on the date of exchange will be such that any OID on the 2006 note will be de minimis, and, therefore, the 2006 notes issued pursuant to the exchange offer should have the same issue date, the same issue price, and (with respect to holders) the same adjusted issue price as the 2006 notes issued in February 2001. If, however, the exchange offer is delayed such that the 6-month window described above closes and the 2006 notes issued pursuant to the exchange offer have more than de minimis OID (determined independently of the 2006 notes issued in February 2001), then, subject to the discussion below under "Pre-Issuance Accrued Interest," the issue price of each 2006 note issued pursuant to the exchange offer will be the fair market value of the 2006 note on the date of exchange. With respect to the 2008 notes, subject to the discussion below under "Pre-Issuance Accrued Interest," the issue price of each 2008 note will be the fair market value of the 2008 note on the date of exchange.


Each U.S. Holder (whether a cash or accrual method taxpayer) of an exchange note with OID exceeding a de minimis amount will be required to include in income all OID as it accrues, in advance of the receipt of some or all of the related cash payments. De minimis OID is defined as an amount of OID that is equal to 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity from the issue date. Corporacion Durango believes that the fair market value of an exchange note on the date of exchange will be such that any OID on the exchange note will be de minimis. If the fair market value of the exchange note on the date of exchange, however, is less than its stated redemption price at maturity to an extent that the exchange note has OID in excess of a de minimis amount, a U.S. Holder of an exchange note will be required to include in income all OID as it accrues, in advance of the receipt of some or all of the related cash payments.

  The amount of OID includible in income by the U.S. Holder of an exchange note is the sum of the daily portions of OID with respect to the exchange note for each day during the taxable year or portion of the taxable year on which such U.S. Holder held such an exchange note ("accrued OID"). The daily portion is determined by allocating to each day in any accrual period other than the initial short accrual period and the final accrual period a pro rata portion of the amount equal to the excess of (1) the product of an exchange note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (2) the amount of any qualified stated interest payments allocable to such accrual period. The yield to maturity is the discount rate that, when applied to all payments under an exchange note, results in a present value equal to the issue price. The amount of OID allocable to the final accrual period is the difference between the amount payable at maturity (other than qualified stated interest) and the adjusted issue price of the exchange note at the beginning of the final accrual period. The amount of OID allocable to the initial short accrual period may be computed under any reasonable method. The adjusted issue price of an exchange note at the start of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, and the amount of any qualified stated interest that accrued prior to the beginning of the accrual period but is not payable until a later date, and reduced by all payments other than qualified stated interest.

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

  The OID discussion set forth above is subject to the discussion below regarding the amortizable bond premium rules.

  According to applicable U.S. Treasury Regulations, the possibility of a change in the payments on the exchange notes will not affect the amount or timing of interest income, including OID, recognized by a U.S. Holder of an exchange note if, as of the issue date of the exchange notes, the likelihood of the change occurring is remote or the potential amount of the change is incidental. We intend to take the position that the possibility of the payment of a Change of Control redemption premium in respect of the exchange notes is a remote or incidental contingency, and do not intend to treat the possibility of any such payments as affecting the yield to maturity of the exchange notes. Our determination that the possibility of such payments represents remote or incidental contingencies is binding on a U.S. Holder unless such U.S. Holder discloses an intention to take a contrary position to the IRS in the proper manner.

  Pre-Issuance Accrued Interest


  While the issue is not free from doubt, the accrued interest in excess of the interest that would have accrued using the rate of the GID notes should be treated as pre-issuance accrued interest. Absent a decision to use the alternative method to adjust the issue price as described below, the pre-issuance accrued interest will not affect the issue price of the 2006 notes. The pre-issuance accrued interest, however, will result in a portion of the February 1, 2002 interest payment that exceeds the interest accrued from the exchange offer date not being treated as qualified stated interest. This portion of the February 1, 2002 interest payment will instead be included in the stated redemption price at maturity of the 2006 notes and will be taken into account in accordance with the OID rules discussed above. Alternatively, a U.S. Holder may determine the issue price of the 2006 notes by subtracting from the issue price, as determined under the OID rules discussed above, the amount of the pre-issuance accrued interest. If the issue price of the 2006 notes were determined in this manner, a portion of the February 1, 2002 interest payment would be treated as a return of the pre-issuance accrued interest, rather than an amount payable on the 2006 notes.


  Amortizable Bond Premium

  An exchange note will have amortizable bond premium if the U.S. Holder's adjusted tax basis in the exchange note immediately after its acquisition is greater than the exchange note's stated redemption price at maturity. In such a case, the U.S. Holder would not be required to include any OID in income.

  A U.S. Holder will acquire an exchange note with amortizable bond premium, and hence would not be required to include OID in income, only if the fair market value of an exchange note, which would be the same as the U.S. Holder's adjusted tax basis in the exchange note immediately after its acquisition, exceeds the exchange note's stated redemption price at maturity. We believe that the fair market value of an exchange note on the date of exchange likely will not exceed the exchange note's stated redemption price at maturity, and, therefore, the exchange notes likely will not have amortizable bond premium.

  If, however, the exchange notes have amortizable bond premium, a U.S. Holder of an exchange note may elect to amortize the premium and may also offset qualified stated interest with such premium under a complex set of rules in the Code and Treasury regulations promulgated thereunder. Each U.S. Holder is urged to consult its own tax advisor with regard to the application of the amortizable bond premium rules to its particular situations.

  Sale, Exchange or Retirement

  Upon the sale, exchange or retirement of our exchange notes, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement (other than accrued but unpaid qualified stated interest which will be taxable as such), and the U.S. Holder's adjusted tax basis in the exchange notes. A U.S. Holder's adjusted tax basis in an exchange note generally will equal the

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issue price of such note to the holder, increased by the amount of OID previously accrued in gross income in respect of the exchange note by such U.S. Holder and decreased by all payments previously received on the exchange note (other than payments of qualified stated interest). Any gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, generally the maximum marginal U.S. federal income tax rate applicable to such a capital gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if a U.S. Holder's holding period for the exchange notes exceeds one year and will be further reduced if such holding period exceeds five years. Any gain or loss recognized on the sale, exchange or retirement of our exchange notes generally will be treated as U.S. source gain or loss, as the case may be, for U.S. foreign tax credit purposes. The deductibility of any capital losses is subject to limitations.

  Subject to the discussion below under the caption "U.S. Backup Withholding Tax and Information Reporting," any gain realized by a non-U.S. Holder upon the sale, exchange or retirement of our exchange notes generally will not be subject to U.S. federal income tax, unless:

  . the gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or

  . in the case of any gain realized by an individual non-U.S. Holder, the holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and other conditions are met.

  U.S. Backup Withholding Tax and Information Reporting

  U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders that are United States persons. Information reporting generally will apply to payments of principal of, and interest on a note and to proceeds of the sale or redemption of a note made within the United States to a holder (other than an exempt recipient, including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). A payor will be required to withhold from such payments within the United States on our notes to a holder that is a United States person (other than an exempt recipient) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. Under recently enacted legislation, the backup withholding tax rate of 31% will be reduced as of August 7, 2001 to 30.5%. This rate will be further reduced to 30% for years 2002 and 2003, 29% for years 2004 and 2005, and 28% for 2006 and thereafter. Payments within the United States of principal and interest to a holder that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge, or a reason to know, that such certification is incorrect. In the case of such payments within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.


  Each holder is urged to consult its own tax advisor with regard to the application of the United States federal income tax laws to its particular situation as well as any tax consequences that may arise under the laws of any non-U.S., state, local or other taxing jurisdiction.

United States--Mexico and Other Tax Treaties

  The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Income Taxes, the U.S.--Mexico Treaty. Provisions of the U.S.--Mexico Treaty that may affect the taxation to which certain U.S. holders of our exchange notes may be subject to are summarized below under "Mexican Taxation."

  The United States and Mexico have also entered into an agreement that regulates the exchange of information regarding tax matters.

  Mexico has also entered into, and is negotiating, several other tax treaties that may reduce or have an impact on the amount of Mexican tax to which the holders of our exchange notes are subject. Prospective holders of our exchange notes should consult their own tax advisors as to the tax consequences, if any, of these treaties.


Mexican Taxation

  In the opinion of White & Case, S.C. special Mexican counsel to the company, the following is a description of the material consequences under Mexican federal tax law and of the U.S.--Mexico Treaty, as currently in effect, of the purchase, ownership and disposition of our exchange notes by a holder that is not a resident of Mexico and that will not hold our exchange notes or a beneficial interest in our exchange notes in connection with the conduct of a trade or business through a permanent establishment or fixed base (establecimiento permanente or base fija) in Mexico, or a Foreign Holder. The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico. This summary is based upon the federal tax laws of Mexico as in effect on the date of this prospectus and consent solicitation, which are subject to change.

Foreign Holders According to Mexican Taxation

  For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary require-ments to be considered a Mexican resident for tax purposes as described below is deemed to be a Foreign Holder. Individuals are considered Mexican residents when they have established their home in Mexico, unless these individuals have resided in another country for more than 183 days, whether consecutive or not, within a single calendar year and are able to demonstrate that they have become residents of this other country for tax purposes. A legal entity is considered a Mexican resident when incorporated in accordance with applicable Mexican laws or when the main management of its business or its effective head office is established in Mexico. Unless otherwise proven, an individual who is a Mexican national is considered a Mexican resident for tax purposes. A Foreign Holder conducting a trade or business through a permanent establishment or fixed base in Mexico will be required to pay regular income tax in Mexico on income attributable to the permanent establishment or fixed base, which could include income from our exchange notes.


Taxation of Interest

  Under Mexico's Income Tax Law, or the Income Tax Law, payments of interest made by us in respect of our exchange notes will be subject to Mexican withholding taxes assessed at the following rates:

  . 4.9% if (i) such payments are made to Foreign Holders to the extent the exchange notes are placed in a country with which Mexico has in force a treaty for the avoidance of double taxation (which currently includes the United States of America) or during 2001 if the exchange notes are placed in a country with which Mexico has successfully concluded negotiations regarding a treaty for the avoidance of double taxation;
     (ii) the exchange notes are registered with the Special Section of the NRS; (iii) the regulations to be issued by the Ministry of Finance regarding information requirements are complied with; (iv) the exchange notes are placed through banks or brokerage houses; and (v) the effective beneficiaries, whether acting directly or indirectly, jointly with related parties or severally, receiving more than 5% of interest paid under our exchange notes are not (x) our shareholders holding 10% or more of our voting stock, directly or indirectly, jointly with related parties or severally or (y) corporations or other entities, 20% or more of the stock of which is owned, directly or indirectly, jointly or severally, by persons related to us; and

  . 10% if such payments are made to Foreign Holders to the extent that the exchange notes are placed in countries other than those referred to in the above item, provided that the requirements in (ii) and (iii) of the above item are met.

  Payments of interest on our exchange notes are expected to be subject to a 4.9% withholding tax since the conditions specified above are expected to be satisfied. If those conditions are not satisfied or would cease to be satisfied, withholding taxes may be higher.

  We have agreed, subject to certain exceptions, to pay the additional amounts in respect of Mexican withholding taxes that may apply in connection with interest payments on the exchange notes. For a description of the exceptions when we are not required to pay such additional amounts, see "Description of Our Exchange Notes--Common Terms of the Exchange Notes--Additional Amounts." In addition, we have agreed, subject to exceptions, to pay additional consideration to an exchanging holder of GID notes in respect of Mexican withholding taxes, if any, imposed on a consent payment. For a description of payments of additional consideration to an exchanging holder of GID notes in respect of Mexican withholding taxes imposed on a consent payment, see the consent and letter of transmittal.


  Payments of interest made by us with respect to our exchange notes to non-- Mexican pension or retirement funds will be exempt from Mexican taxes, provided that any such fund (i) is duly organized pursuant to the laws of its country of origin, (ii) is the effective beneficiary of the income from such payments of interests, (iii) receives income pursuant to such payments of interest which is exempt from income tax in that country, and (iv) is registered with the Ministry of Financing and Public Credit for that purpose.

  In the event that the trustee forecloses on the unsubordinated promissory notes of GID pledged by our company, payments of principal and interest by GID to you will be subject to a withholding tax. However, GID will also agree to gross up for any withholding taxes that are required by law to be withheld under the terms of the unsubordinated promissory notes.

Taxation of Principal

  Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payment of principal made by us with respect to our exchange notes.

The Exchange Offer

  A Foreign Holder will not be subject to any Mexican tax upon the exchange of GID notes for our exchange notes, nor for the consent payment, since we consider it will be treated by us as additional consideration for Mexican tax purposes, paid to the Foreign Holders in exchange for their tendered GID notes.

Taxation on Dispositions

  Capital gains resulting from the sale or other disposition of our exchange notes by a Foreign Holder are not taxable in Mexico.

Transfer Taxes, etc.

  A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings, nor will it be liable for Mexican stamp, registration or similar taxes.

                      ENFORCEABILITY OF CIVIL LIABILITIES

  We are a corporation organized under the laws of Mexico. In addition, most of our directors, officers and controlling persons, as well as experts named in this prospectus and consent solicitation reside outside the United States, and all or a substantial portion of their assets and the assets of Corporacion Durango, are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of White & Case S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in terms for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

                                 LEGAL MATTERS

  Certain legal matters in connection with this exchange offer and consent solicitation and the validity of the exchange notes will be passed upon for us by White & Case LLP, New York, New York and White & Case S.C., Mexico City, Mexico. Certain legal matters in connection with this exchange offer and consent solicitation will be passed upon for the dealer manager and solicitation agent by Shearman & Sterling, New York, New York and Ritch Heather y Mueller, S.C., Mexico City, Mexico.

                                    EXPERTS

  The combined and consolidated financial statements of Corporacion Durango, S.A. de C.V. and subsidiaries as of December 31, 1999 and 2000 and for the three years then ended included in this prospectus and consent solicitation have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of GID and its subsidiaries as of December 31, 1999 and 2000 and for the three years ended December 31, 2000 included in this prospectus and consent solicitation have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The combined financial statements of Durango Paper Company, formerly the Gilman Pulp and Paper Group, as of December 17, 1999 and for the period from January 1, 1999 through December 17, 1999 included in this prospectus and elsewhere in the registration statement have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus and consent solicitation, and upon the authority of said firm as experts in accounting and auditing.


  The combined financial statements of Durango Paper Company, formerly the Gilman Pulp and Paper Group, as of December 31, 1997 and 1998 and for each of the two years in the period ended December 31, 1998, included in this prospectus and consent solicitation, have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports.


                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

  We have filed with the Securities and Exchange Commission a registration statement on Form F-4 with respect to the exchange offer and our exchange notes. This prospectus and consent solicitation, which constitutes a part of the registration statement on Form F-4, does not contain all of the information set forth in that registration statement. For further information about us and the exchange notes we refer you to those registration statements.

  We have been subject to the information requirements of the Exchange Act since the effectiveness of the registration statement on Form F-1 filed by us with the SEC for our 13 1/8% Senior Notes due 2006 in January 2001 and the acceptance of our related listing application by the New York Stock Exchange. Our company will file with the SEC all reports and other information as it would be required to file under Section 13(a) or 15(d) under the Securities Exchange Act. In addition to annual reports on Form 20-F, our company will also be required to file on Form 6-K interim consolidated reports, including consolidated financial statements, as soon as they are available, but in no event no later than 60 days after the end of each interim period, prepared in accordance with Mexican GAAP. We will file these interim consolidated reports with the SEC whether or not we are subject to corporate reporting requirements under Mexican law.

  If the SEC does not permit the filings described above, our company will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if our company were required and permitted to file those reports with the SEC. We will also instruct the trustee to mail those reports and other information to holders at their addresses set forth on the security register.

  In addition, the NYSE requires that we timely disclose to the market all material information that might reasonably be expected to materially affect the value of the exchange notes, and in which the NYSE, the holders of the exchange notes and the public have an interest.

  You may read and copy our registration statements and any reports, statements or other information filed by us at the Securities and Exchange Commission's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at one of the Securities and Exchange Commission's public reference facilities in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference facilities.

     As filed with the Securities and Exchange Commission on July 30, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20 F/A
          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                   (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
             [X] ANNUAL REPORT PURSUANT TO SECTION 13  OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR
           [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        Commission File Number: 1-13148

                     Grupo Industrial Durango, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                            Durango Industrial Group
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

                           Torre Corporativa Durango
                                  Potasio 150
                               Ciudad Industrial
                         Durango, Durango, Mexico 34220
                                (52-18) 29-1000

         (Address and telephone number of principal executive offices)

               ________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

                Title of each class:
        Name of each exchange on which registered:
                --------------------
        ------------------------------------------
Series A Common Stock, without par value  ("Series A Shares")
                  New York Stock Exchange*
Ordinary Participation Certificates ("CPOs"), each representing one Series A
Share                 New York Stock Exchange*
American Depositary Shares ("ADSs"), each representing two CPOs
                  New York Stock Exchange

  ________________
  * Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the United States Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 53,832,867 Series A Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]   No [ ]

Indicate by check mark which financial statement item the registrant has elected
to follow. Item 17 [ ]   Item 18 [X]

================================================================================

                               TABLE OF CONTENTS
                               -----------------


                              Page

                              ----

INTRODUCTION....................................................................
 ..................................1

PART I
 ................................................................................
 .........................3

Item 1.  Identity of Directors, Senior Management and
Advisors....................................................3

Item 2.  Offer Statistics and Expected
Timetable..................................................................3

Item 3.  Key
Information.....................................................................
 .....................3

         Selected Financial
Data............................................................................
 ......3

Dividends.......................................................................
 .........................5
         Exchange Rate
Information.....................................................................
 ...........6
         Risk
Factors.........................................................................
 ....................7
         Risk Factors Related to Our
Business.....................................................................7
         Risks Relating to
Mexico..........................................................................
 .......9

Item 4.  Information on the
Company.........................................................................
 .....10


Organization....................................................................
 ........................10
         History and Development of the
Company..................................................................10
         Business Overview
 ................................................................................
 ......14
         Subsidiaries and Operating
Divisions....................................................................15
         Our Business
Strategy........................................................................
 ...........17
         Our
Products........................................................................
 ....................17

Customers.......................................................................
 ........................20
         Sales and
Marketing.......................................................................
 ..............20
         Raw
Materials.......................................................................
 ....................21
         Distribution and Supply of Our
Products.................................................................22
         Our
Competition.....................................................................
 ....................23
         Environmental
Matters.........................................................................
 ..........24

Insurance.......................................................................
 ........................24
         Paper and Packaging
Industry........................................................................
 ....25
         Property, Plant and
Equipment.......................................................................
 ....28

Item 5.  Operating and Financial Review and
Prospects............................................................30

         General
 ................................................................................
 ...............30
         Recent Market
Conditions......................................................................
 ..........30
         Sales
 ................................................................................
 ...............30
         Pricing
 ................................................................................
 ...............30
         Cost of
Production......................................................................
 ................31

Inflation.......................................................................
 ........................32
         Exchange
Rates...........................................................................
 ...............32
         Capacity
Utilization.....................................................................
 ...............33
         Segment
Reporting.......................................................................
 ................33
         Results of
Operations......................................................................
 .............34
         Year Ended December 31, 2000 Compared With Year Ended December 31,
1999.................................34
         Year Ended December 31, 1999 Compared With Year Ended December 31,
1998.................................36
         Liquidity and Capital
Resources.......................................................................
 ..37

         Sources and Uses of
Cash............................................................................
 ....37

Indebtedness....................................................................
 ........................38
         Bank
Debt............................................................................
 ...................38
         Capital
Expenditures....................................................................
 ................38
         Differences Between Mexican GAAP and U.S.
GAAP..........................................................39
         New Accounting Pronouncements under Mexican
GAAP........................................................39
         New Accounting Pronouncements under U.S.
GAAP...........................................................39

Item 6.  Directors, Senior Management and
Employees..............................................................40

         Board of Directors and Executive
Officers...............................................................40
         Statutory
Auditor.........................................................................
 ..............43
         Compensation of Directors and
Officers..................................................................43
         Remuneration
Committee.......................................................................
 ...........43
         Audit
Committee.......................................................................
 ..................44
         Our
Employees.......................................................................
 ....................44

Item 7.  Major Shareholders and Related Party
Transactions.......................................................46

         General
 ................................................................................
 ...............46
         Voting
Trust...........................................................................
 .................47
         Related Party
Transactions....................................................................
 ..........47

Item 8.  Financial
Information.....................................................................
 ..............48

         Legal
Proceedings.....................................................................
 ..................48
         Dividend
Policy..........................................................................
 ...............48
         Significant
Changes.........................................................................
 ............48

Item 9.  The Offer and
Listing.........................................................................
 ..........48

         Trading on the Mexican Stock
Exchange...................................................................48

Item 10. Additional
Information.....................................................................
 .............51

         Limitations Affecting ADS
Holders.......................................................................51
         Exchange
Controls........................................................................
 ...............51
         Mexican Income
Taxation........................................................................
 .........51
         Taxation of
Dividends.......................................................................
 ............51
         Taxation of Capital
Gains...........................................................................
 ....53
         Other Mexican
Taxes...........................................................................
 ..........53
         United States Federal Income
Taxation...................................................................53
         Documents on
Display.........................................................................
 ...........56
         Material
Contracts.......................................................................
 ...............57
         Enforceability of Civil
Liabilities.....................................................................
57

Item 11. Quantitative and Qualitative Disclosure about Market
Risk...............................................57

         Interest Rate
Risk............................................................................
 ..........57
         Foreign Currency Exchange Rate
Risk.....................................................................58
         Equity Derivative
Contract........................................................................
 ......58

Item 12. Description of Securities Other than Equity
Securities..................................................58

PART II
 ................................................................................
 ........................58

Item 13. Defaults, Dividend Arrearages and
Delinquencies.........................................................58

Item 14. Material Modifications to the Rights of Security Holders and Use of
Proceeds............................58

Item 15.
[Reserved]......................................................................
 ........................59

Item 16.
[Reserved]......................................................................
 ........................59

PART III 56

Item 17. Financial
Statements......................................................................
 ..............59

Item 18. Financial
Statements......................................................................
 ..............59

Item 19.
Exhibits........................................................................
 ......................II-1

                                  INTRODUCTION

     In this annual report, the "Company," "we," "us" and "our" refer to Grupo Industrial Durango, S.A. de C.V. and its consolidated subsidiaries, as the context may require. We are a corporation organized under the laws of the United Mexican States ("Mexico").

International Disclosure Standards

     On September 28, 1999, the United States Securities and Exchange Commission adopted international disclosure standards for foreign private issuers that became mandatory for annual reports relating to fiscal years ending on or after September 30, 2000. We have prepared this annual report in accordance with the new standards.

Presentation of Financial Information

     We report our financial statements in Pesos (as defined below) and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 20 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to such financial statements, and a reconciliation to U.S. GAAP of our consolidated net income and total stockholders' equity as of and for the years ended December 31, 1998, 1999 and 2000. We have a fiscal year end of December 31.

     Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants (as defined below), our audited consolidated financial statements are reported in period-end Pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Consequently, under Mexican GAAP, non-monetary assets, with the exception of inventories and fixed assets of non-Mexican origin, are restated using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), or the NCPI. Inventories are restated at current replacement costs while fixed assets of non-Mexican origin are restated by the inflation of the country of origin prior to translation to Pesos at the period-end exchange rate. The effects of inflation accounting under Mexican GAAP, other than the restatement of fixed assets of non-Mexican origin, have not been reversed in the reconciliation to U.S. GAAP.

     In 1998, we adopted Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations," which prescribes the methodology for the translation and recognition of inflation of the financial information of foreign subsidiaries. Therefore, the Peso amounts of our revenues and expenses of our U.S.-based subsidiaries may be impacted by the foreign exchange rate fluctuations and inflation rates in the United States.

     Bulletin B-15 also prescribes the methodology for the restatement of prior period information to constant Pesos as of the most recent balance sheet presented. Instead of using the NCPI to restate prior period consolidated financial information, under Bulletin B-15, prior period information is deconsolidated by subsidiary or country of origin to which the applicable inflation rate is applied and then retranslated to Pesos at the most recent reporting period date. For the purposes of U.S. GAAP, we have restated all consolidated financial information in constant Pesos as of December 31, 2000 using the NCPI. For a more detailed discussion of Mexican GAAP inflation methodologies, see Note 3 to our audited consolidated financial statements.

     U.S. Dollar (as defined below) amounts shown in the audited consolidated financial statements have been included solely for the convenience of the reader and are translated from Pesos at an exchange rate of Ps 9.6098 per US$1.00, the interbank free market exchange rate as reported by the Mexican Central Bank (Banco de Mexico) as of

December 31, 2000. These translations should not be construed as representations that the Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at any other rate. Unless otherwise indicated, all other U.S. Dollar amounts appearing in this annual report have been translated from Pesos at such exchange rate. The noon buying rate in the City of New York for cable transfers in Pesos as certified for United States customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2000 was Ps 9.618 to $1.00. On June 15, 2001, the Noon Buying Rate was Ps 9.054 to $1.00. For historical information concerning the Peso to Dollar exchange rate from January 1, 1996 to a recent date see "Item 3. Key Information - Exchange Rate Information."

     In this annual report, references to "Pesos" or "Ps" are to Mexican Pesos and references to "U.S. Dollars," "Dollars," "dollars", "US$" or "$" are to United States Dollars.

     Except where otherwise indicated, financial data for all periods throughout this annual report has been restated in constant Pesos as of December 31, 2000.

     The term "billion" as used in this annual report means one thousand million. References to the "capacity" or "rated capacity" of production facilities are to the designed capacity of such facilities, which does not take into account operating interruptions for normal scheduled maintenance or production-run changeovers.

     All references in this annual report to tons refer to short tons (1 short ton = 0.907 metric tons).

     For the convenience of the reader, all figures in U.S. Dollars herein are calculated using the exchange rate as of December 31, 2000 of Ps 9.6098 per U.S. Dollar.

Special Note Regarding Forward-Looking Statements

     This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions "Item 3. Key Information", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects". You can identify these statements by forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed below in the section captioned "Item 3. Key Information - Risk Factors", as well as any cautionary language in this annual report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this annual report could have a material adverse effect on our business, financial condition, and results of operations. The forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

     .    our substantial debt and debt service obligations;

     . developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental liabilities;

     .    the competitive nature of the industries in which we are operating;

     . changes in the U.S. Dollar-Peso exchange rate, interest rates and other domestic, and international market and industry conditions;

     .    the cyclicality of the paper and packaging industries; and

     .    our ability to retain key personnel required to operate our business.


                                     PART I



Item 1.  Identity of Directors, Senior Management and Advisors.

   Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

   Not applicable.

Item 3.  Key Information.

Selected Financial Data

     The following table sets forth our selected consolidated financial data for each of the periods presented. The data do not represent all of our financial information. You should read this information together with the audited consolidated financial statements as of December 31, 1999 and 2000 and for the three fiscal years then ended and the information under "Item 5. Operating and Financial Review and Prospects."

     The selected consolidated historical income statement information for the fiscal years ended December 31, 1998, 1999 and 2000, and the selected historical balance sheet information as of December 31, 1999 and 2000 have been derived from the consolidated financial statements that were audited by PricewaterhouseCoopers, our independent public accountants, as indicated in their report included elsewhere herein. The selected consolidated historical income statement information for the fiscal years ended December 31, 1996 and 1997, and the selected historical balance sheet information as of December 31, 1996 and 1997, have been derived from the consolidated financial statements which are not included in this annual report.

     Our audited consolidated financial statements were prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.
Note 20 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to such financial statements. In addition, Note 20 to our audited consolidated financial statements contains a reconciliation to U.S. GAAP of our consolidated net income and stockholders' equity.

     Operating income plus depreciation and amortization is referred to by us as adjusted EBITDA. Operating income under U.S. GAAP may differ from operating income under Mexican GAAP due to U.S. GAAP adjustments and also because provisions for employee profit sharing are reclassified as an operating expense under U.S. GAAP. Adjusted EBITDA to net interest is calculated as adjusted EBITDA divided by the sum of gross debt and long-term debt, less cash and temporary investments, with the resulting difference divided by adjusted EBIITDA. EBITDA IS not a measure of financial condition or performance under either Mexican GAAP or U.S. GAAP. In addition, all companies do not calculate EBITDA in a uniform manner so that our EBITDA calculations may not be comparable to those of other companies.

                                            Year ended
                                            December 31,

--------------------------------------------------------------------------------
-----
                                                1996         1997(1)
1998           1999           2000           2000

--------------------------------------------------------------------------------
-----
                                                     (millions of constant Pesos
restated as of                      (millions
                                          December 31, 2000, excluding ratios,
share and per share amounts)          of US$)(2)
Consolidated Statement of Income Data:
Mexican GAAP:
Net sales.................................   4,737.7        4,932.2
6,036.4        5,832.0        6,075.0          632.2
Cost of sales.............................   3,245.2        3,531.5
4,487.2        4,308.0        4,553.0          473.8
Gross profit..............................   1,492.5        1,400.7
1,549.2        1,524.0        1,522.0          158.4
Selling and administrative expenses.......     332.1          348.2
421.1          431.4          437.4           45.5
Operating income..........................   1,160.4        1,052.5
1,128.1        1,092.6        1,084.6          112.9
Other expenses............................    (134.8)        (171.8)
(205.3)         (56.2)         (31.9)          (3.3)
Financing cost:
    Interest expense......................     945.0          784.6
859.2          766.1          700.4           72.9
    Interest income.......................    (230.1)        (146.3)
(114.7)         (86.0)         (94.2)          (9.8)
    Foreign exchange loss (gain), net.....     216.5          176.2
1,190.6         (264.0)          74.5            7.8
    Loss (gain) from monetary position....  (1,364.4)        (703.1)
(857.5)        (617.0)        (414.2)         (43.1)
                                          ----------  -------------
-------------  -------------  -------------  -------------
Total financing cost......................    (433.0)         111.4
1,077.6         (200.9)         266.5           27.8
                                          ----------  -------------
-------------  -------------  -------------  -------------
    Amortization of negative
        goodwill (3)......................    (137.2)        (409.7)
(272.5)           0.0            0.0            0.0
Income before income and asset
    taxes and profit sharing and
    minority interest.....................   1,595.8        1,179.0
117.7        1,237.3          786.2           81.8
Provisions for:
    Income and asset taxes................       7.0            0.2
7.8          129.2          229.5           23.9
    Employee profit sharing...............      12.9           13.2
11.6            5.8            6.8            0.7
    Tax loss carry-forwards...............
    Deferred income tax...................
                          161.8           16.8
Net income before minority interest.......   1,575.9        1,165.6
98.3        1,102.3          388.1           40.4
Minority interest.........................      11.4            2.5
(10.9)           3.0           (1.5)          (0.2)
                                          ----------  -------------
-------------  -------------  -------------  -------------
Net income................................   1,564.5        1,163.1
109.2        1,099.3          389.6           40.6
                                          ----------  -------------
-------------  -------------  -------------  -------------
Basic and diluted earnings per share......      29.1           21.7
2.0           20.4            7.2            0.8
Weighted-average number of shares
 outstanding..............................53,678,551     53,678,812
53,678,812     53,857,931     53,874,979     53,874,979
U.S. GAAP: (4)(5)
Income (loss) before income and asset
 taxes and profit-sharing and minority
 interest.................................   1,571.2          761.9
(283.7)       1,425.1          648.4           67.5

Net income (loss).........................   1,625.0          259.4
(159.6)       1,925.7            6.1            0.6
Basic and diluted earnings per share(6)...      30.3            4.8
(3.0)          35.8            0.1              0
Weighted-average number of shares
 outstanding..............................53,678,551     53,678,812
53,678,812     53,857,931     53,874,979     53,874,979
Balance Sheet Data:
Mexican GAAP:
Cash and temporary investments............     891.5          685.4
1,114.6          693.0          620.1           64.5
Total current assets......................   2,722.0        2,702.8
3,247.9        3,280.4        2,972.6          309.3
Property, plant and equipment, net........   9,595.1       10,087.6
10,970.2        9,532.7        9,300.7          967.8
Total assets..............................  12,944.1       13,351.7
14,568.7       13,138.9       12,609.6        1,312.2
Short-term debt, including current
 portion of long term debt................      92.5           54.1
570.7          148.0          383.4           39.9

Long-term debt............................   5,936.3        5,828.3
6,676.6        5,621.2        5,049.0          525.4
Capital stock.............................   3,619.7        3,619.3
3,623.8        3,687.2        3,686.6          383.6
Total majority stockholders' equity.......   5,420.1        5,641.7
5,625.4        5,595.2        3,348.5          348.4
Total minority stockholders' equity.......     121.7          113.1
127.0           63.3           34.9            3.7
                                          ----------  -------------
-------------  -------------  -------------  -------------
Total stockholders' equity (net assets)...   5,541.8        5,754.8
5,752.4        5,658.5        3,383.4          352.1
                                          ----------  -------------
-------------  -------------  -------------  -------------
U.S. GAAP:(4)(5)
Total assets..............................  12,430.0       13,149.5
14,568.7       13,229.6       13,109.5        1,364.2
Total stockholders' equity (net assets)...   1,742.9        2,031.9
1,927.3        2,856.1        3,015.0          313.7
Other Financial Data (Mexican GAAP)(4)(5):
Adjusted EBITDA(7)........................   1,495.9        1,367.7
1,462.2        1,416.5        1,379.8          143.6
Resources generated by operating
 activities...............................   1,885.0        1,136.9
287.6        1,332.7          947.3           98.6
Resources (used in) generated by
    financing activities..................     128.6         (173.1)
1,148.6       (1,577.0)        (626.5)         (65.2)
Resources used in investing activities....  (1,728.7)      (1,169.8)
(1,007.0)        (177.2)        (393.7)         (41.0)

                                            Year ended
                                            December 31,

--------------------------------------------------------------------------------
-----
                                                1996         1997(1)
1998           1999           2000           2000

--------------------------------------------------------------------------------
-----
                                                     (millions of constant Pesos
restated as of                      (millions
                                          December 31, 2000, excluding ratios,
share and per share amounts)          of US$)(2)
Capital expenditures......................     218.3          272.8
962.4          107.3          327.8           34.1
Adjusted EBITDA to interest expense.......       1.6            1.7
1.7            1.8            2.0            2.0
Adjusted EBITDA to net interest expense...       2.1            2.1
2.0            2.1            2.3            2.3
Total Debt to Adjusted EBITDA.............       4.0            4.3
5.0            4.1            3.9            3.9
Net Debt to Adjusted EBITDA...............       3.4            3.8
4.2            3.6            3.5            3.5
Other Financial Data (U.S. GAAP):
Adjusted EBITDA...........................   1,471.3          963.4
1,171.6        1,520.5        1,329.9          138.4
Cash flow provided by (used in) operating
 activities...............................     471.0          489.1
(738.1)         667.7          107.9           11.2
Cash flow provided by (used in)
    financing activities..................   1,614.4          553.2
2,195.0         (962.1)          91.7            9.5
Cash flow used in investing activities....  (1,800.5)      (1,244.3)
(916.1)        (149.1)        (376.0)         (39.1)

_________________

(1) The 1997 income statement data include results of operations of the McKinley Group for the period from October 22, 1997, the date of the acquisition thereof, to December 31, 1997. The balance sheet data as of December 31, 1997 include the assets and liabilities of the McKinley Group.
(2) U.S. Dollar amounts shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Pesos, as a matter of arithmetic computation only, at an exchange rate of Ps 9.6098 per U.S. Dollar, the interbank free market exchange rate as reported by the Mexican Central Bank as of December 31, 2000. Translations herein should not be construed as a representation that the Peso amounts have been or could be converted into U.S. Dollars at the foregoing or any other rate.
(3) Negative goodwill arose in the acquisition of the Ponderosa Companies in July 1996. Such negative goodwill was fully amortized by year-end 1997.
     In 1997, the Company recorded negative goodwill in the acquisition of the McKinley Group. Such negative goodwill was fully amortized by year-end 1998.
(4) Amounts of sales and long-term debt under U.S. GAAP do not differ materially from these amounts under Mexican GAAP. See Note 20 to our audited consolidated financial statements.
(5) The difference between net income under U.S. and Mexican GAAP primarily reflects differing accounting treatment for deferred income taxes, employees' statutory profit-sharing, employee benefits, Bulletin B-15 restatement, negative goodwill and restatements of non-monetary assets under Mexican GAAP and U.S. GAAP. See "Item 5. Operating and Financial Review and Prospects - Differences Between Mexican GAAP and U.S. GAAP" and
     Note 20 to our audited consolidated financial statements. As of January 1, 2000, Bulletin D-4 is effective in Mexico. This Bulletin governs the treatment of deferred taxes, similar to that of Statement of Financial Accounting Standards Board No. 109 - "Accounting for Income Taxes". See
     Note 3(n) to our audited consolidated financial statements.
(6)  See Note 20 to our audited consolidated financial statements.

                                 ______________

Dividends

     Please see "Dividend Policy" in "Item 8. Financial Information".

Exchange Rate Information

     The following table sets forth, for the periods indicated, the high, low, average and period-end free market rate, or, as the case may be, noon buying rate as reported by the Federal Reserve Bank of New York, for the purchase of U.S. Dollars, expressed in nominal Pesos per U.S. Dollar.

                                                                            Noon
Buying Rate/(1)/

------------------------------------------------------
Year ended December 31,                                         High
Low       Average/(2)/   Period-End
                                                            ------------
------------  ------------  ------------
1996......................................................         8.045
7.325         7.635         7.881
1997......................................................         8.410
7.717         7.917         8.070
1998......................................................        10.630
8.040         9.152         9.901
1999......................................................        10.600
9.243         9.563         9.480
2000 (full year)..........................................        10.087
9.188         9.475         9.618
            December......................................         9.618
9.370         9.467         9.618
2001:
            January.......................................         9.972
9.665         9.769         9.679
            February......................................         9.780
9.657         9.711         9.692
            March.........................................         9.706
9.485         9.599         9.485
            April.........................................         9.422
9.187         9.328         9.261
            May...........................................         9.291
8.946         9.147         9.165
            June 1 through June 15, 2001..................         9.180
9.045         9.099         9.054

-----------------
(1)  Source: Federal Reserve Bank of New York.
(2)  Average of month-end rates.

Risk Factors

     We are subject to various risks resulting from changing economic, political, industry and business and financial conditions that may affect our results of operation or financial condition. These risks are described below.

Risk Factors Related to Our Business

  We are vulnerable to cyclicality and fluctuations in pricing.

     Our business is affected by trends in international prices and demand for paper. Prices for containerboard and industrial paper and, to a lesser extent, converted products such as corrugated containers and multi-wall sacks and bags have historically been subject to cyclical fluctuations. Pricing is affected not only by demand for packaging and paper products, which correlates with real economic growth, but also by current inventory levels of customers. In addition, the packaging and paper industries are highly capital intensive and the impact of new production facilities may result in supply/demand imbalances.

  We are vulnerable to increases in inflation.

     Our profitability may be negatively affected by increases in inflation. Our Peso-based labor costs and raw material costs increase as the rate of inflation increases. If, as in the past three years, increases in prices of our products do not keep pace with increases in inflation, real prices of our products will decline. As a result, our revenues would decline unless we had a comparable increase in our sales volume to offset the decline in real prices of our products.

  Our operations may be adversely affected by increases in the price of raw materials.

     The cost of our supply of recycled fiber and pulp is directly affected by trends in international and domestic prices of old corrugated container, or OCC, material and virgin pulp, which stem from market fluctuations caused by factors beyond our control. Generally, demand and prices for these raw materials vary directly with demand and prices for finished paper. In addition, the cost of OCC in Mexico is affected both by the inflation and exchange rates. We might not be able to recoup any future increases in the costs of raw materials through increases in sales prices for our products, which would adversely affect our operating income.

  We are vulnerable to competition from international paper producers with substantial resources.

     We currently face increasing competition from non-Mexican producers due in part to significantly enhanced market access for imported products. Many of our competitors are large international paper producers with substantial resources at their disposal. We try to maintain our prices below U.S. prices and in the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the gradual elimination of tariffs and generally low prices for paper and packaging products in the United States over the last three years, competition from imports has increased and may increase further. Increased competition from imports may have a material adverse affect on us by driving down our prices and decreasing our revenues.

  Our operations may be restricted by covenants in our loan agreements.

     We are party to certain loan agreements and indentures which have negative covenants and other restrictions which may limit our ability to freely conduct our operations. In addition, Corporacion Durango, which owns 59% of our company, is party to an indenture related to the GID 2003 Notes (as defined below) containing certain restrictive covenants which may also affect our ability to freely run our operations.

  These restrictive covenants may limit our ability to:

  . incur additional debt;

  . pay dividends, acquire shares of stock, make payments on subordinated debt or make investments;

  . place limitations on distributions from subsidiaries;

  . issue or sell capital stock of subsidiaries;

  . issue guarantees;

  . sell or exchange assets;

  . enter into transactions with shareholders and affiliates;

  . create liens; and

  . effect mergers.

  We may be adversely affected by the imposition and enforcement of more stringent environmental and safety requirements.

     We are subject to strict environmental regulations in Mexico and the United States. Changes in environmental regulations, or changes in the enforcement policies of existing environmental regulations, could adversely affect us. Our Mexican operations are supervised by the Ministry of the Environment and Natural Resources (Secretaria del Medio Ambiente y Recursos Naturales) and our U.S. operations are supervised by the Environmental Protection Agency, or EPA, and other federal, state and local regulatory agencies. These agencies are responsible for the implementation of pollution control laws and regulations and could take action against us by shutting down plants, revoking licenses, imposing fines or obligating us to clean up waste produced by us, if we fail to comply with their environmental regulations. It is also possible that the relevant governmental agencies will issue additional regulations, will seek a more stringent interpretation of existing regulations or will exercise stricter enforcement actions that would require us to spend additional funds on environmental matters.

     In addition, the enactment of new environmental laws or regulations in Mexico or the United States may cause us to spend additional funds, which may be material, in order to meet compliance with the new laws or regulations. For example, in 1998 the EPA enacted new regulations relating to air and water emissions, commonly known as the Cluster Rules, from factories in the pulp and paper industry.

  Our principal stockholders own all of our shares and may take actions not in your interest as a holder of our shares.

     The Rincon family indirectly owns 87.19% of our outstanding voting stock. As a result, the Rincon family has the power to elect all of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. The interests of the Rincon family as equity holders may differ from your interests. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions".

  If we lose key members of our management team and are unable to attract other qualified personnel, our business could be adversely affected.

     Our success largely depends on the continuing contributions of our management. Our managers have been with our company for an average of 15 years and have successfully implemented our past strategic acquisitions. In particular, our chief executive officer, chief operations officer, and chief financial officer have been with our company since it was founded. The loss of key personnel or our inability to attract and retain other qualified managers could adversely affect us.

Risks Relating to Mexico

  If Mexico experiences future political and economic crises, our business could be adversely affected.

     We are a Mexican company with a substantial part of our operations in Mexico. As a result, the political and economic environment within Mexico can have a significant impact on our financial condition and results of operations.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities, in general, and on us, in particular, and on market conditions, prices, and returns on Mexican securities, including our securities.

     In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by negative economic growth, exchange rate instability, high inflation, high domestic interest rates, reduced liquidity in the banking sector, reduced consumer purchasing power, and high unemployment. The last economic crisis in 1994 occurred as a result of a series of internal disruptions and political events, including a large fiscal deficit, the assassination of two political figures, substantial outflows of foreign exchange capital, significant devaluation of the Peso, and civil unrest in the southern state of Chiapas.

     Similar crises could have a material adverse affect on our financial condition and results of operations by causing volatility in domestic demand for packaging and paper products and domestic shipment volumes, a substantial increase in our interest expense, and an increase in our cost of goods and services purchased in Pesos.

  Our profitability may be adversely affected by currency fluctuations.

     As of December 31, 2000, we had Ps 5,049.0 million (US$525.4 million) of outstanding long-term debt, 100% of which was denominated in U.S. Dollars. We are exposed to a Peso devaluation risk. The Peso has devalued substantially against the U.S. Dollar in the past and may devalue significantly in the future. The value of the Peso, based on the exchange rate calculated and published by the Mexican Central Bank, declined by 61% against the U.S. Dollar during 1994, by an additional 54% during 1995 and continued to weaken between 1995 and 1998. A devaluation of the Peso would negatively affect our results of operations by increasing our cost of borrowing since the Peso cost of interest payments on our U.S. Dollar indebtedness would increase.

     In 1999, the Peso appreciated against the U.S. Dollar. An appreciation of the Peso against the U.S. Dollar generally results in our receiving less Pesos for our U.S. Dollar sales, but our U.S. Dollar-based costs decrease. An appreciation of the Peso against the U.S. Dollar may negatively affect us because we may not be able to pass along our increased Peso-denominated costs through new increases that keep pace with inflation. In addition, an appreciation would result in intensified competition from U.S. Dollar-denominated imports, which would become cheaper in Peso terms.

     Since a majority of our sales are either denominated in U.S. Dollars or linked to movements in the value of the U.S. Dollar, we do not currently engage in hedging activities to protect operations and future obligations in foreign currencies. Declines in the value of the Peso relative to the U.S. Dollar could temporarily adversely affect our ability to meet our U.S. Dollar-denominated obligations, increase our interest expense and operating costs, and negatively affect the value of Mexican securities such as ours.

  We may not be able to make payments in U.S. Dollars.

     In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the Mexican government has responded by restricting the ability of Mexican or foreign persons or entities to convert Pesos to foreign currencies generally, and U.S. Dollars in particular. The Mexican government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. Dollars to meet our U.S. Dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Mexican economy.

  The price of our shares and ADSs may be affected by economic developments in other emerging market countries.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In 1997 and 1998, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of a sharp drop in the value of Asian markets and of the economic crises in Russia and in Brazil. The market value of our shares and ADSs could be adversely affected by events elsewhere, especially in emerging market countries.

  We prepare our financial statements in accordance with Mexican GAAP, which differ from U.S. GAAP.

     We prepare our financial statements in accordance with Mexican GAAP. These principles differ in significant respects from U.S. GAAP as further discussed in
Note 20 to our audited consolidated financial statements. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in the reconciliation to U.S. GAAP. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries. In addition, as a foreign registrant, the preparation of U.S. GAAP information is only performed on an annual basis.

Item 4.  Information on the Company.

Organization

     We are a corporation operating under the laws of Mexico. We were incorporated on January 22, 1982 in Mexico. However, some of our underlying operating companies have been in existence since 1975. Our corporate existence under our corporate charter continues until January 21, 2081, but it is extendible by a resolution approved by the majority of our shareholders. We are 87.19% indirectly owned by members of the Rincon family, which has been involved in the pulp, paper and converting industry for over 20 years. The members of the Rincon family hold their interest in us through their wholly-owned subsidiaries, Corporacion Durango, S.A. de C.V. ("Corporacion Durango"), owning 59.20% of our capital stock, and Administradora Corporativa y Mercantil, S.A. de C.V. ("Administradora Corporativa y Mercantil"), owning 27.99% of our capital stock.

     Our legal name is "Grupo Industrial Durango, S.A. de C.V." Our principal executive offices are located at Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34220, and our telephone number is (52-18) 29-1000.

     Our agent for service of process in the United States is Durango Paper Company, 1000 Osborne Street, St. Marys, Georgia 31558.

History and Development of the Company

     We were formed in 1975 from the combination of a forest products transportation company and a regional wholesaler of building products. Since our formation, we have pursued a strategy of forward integration, implemented by both acquisitions and internal expansion, to attain our present position as Mexico's largest producer, in terms of capacity, of corrugated containers, containerboard and industrial paper.

     Our transformation from a regional lumber and forest products company into one of Mexico's largest integrated packaging and forest products companies began in 1987. Recognizing the opportunity to purchase complementary industrial assets at attractive prices, we completed the purchase of approximately 75% of the shares of Grupo Industrial Atenquique, S.A. de C.V. ("GIA") in 1987. We acquired the remaining 25% of GIA's shares in an exchange transaction completed in July 1996. In 1988, we purchased a company whose principal asset, a pulp mill, was integrated with the assets of Corporacion Durango's wholly-owned subsidiary, Corporacion Industrial Centauro, S.A. de C.V. ("CIC"). As part of the CIC transaction, we also purchased a high-capacity paperboard and industrial paper machine that was installed at its Centauro mill in 1991. The GIA and CIC acquisitions, together with the installation of the Centauro machine, made us the largest containerboard and industrial paper producer in Mexico, in terms of capacity. In 1991, we acquired four independent multi-wall sack and bag converters (of which one plant was subsequently merged into one of our subsidiaries) and purchased a group of plywood and particleboard companies.

     In 1993, we acquired Empaques de Carton Titan, S.A. de C.V. ("Titan") from Grupo Industrial Alfa, S.A. de C.V. (presently Alfa, S.A. de C.V. ("Alfa")) and Stone Container Corporation ("Stone Container"). Titan was founded over 50 years ago in Monterrey, Nuevo Leon by Don Eugenio Garza Sada to meet the growing needs of the beer, glass and packaged snacks industries in that region. Titan evolved to become the largest Mexican corrugated container producer, in terms of capacity, a leading Mexican producer of molded pulp products (primarily egg cartons) and a significant Mexican producer of containerboard and industrial paper. Over the years, Titan has also established itself as a national leader in innovation, quality customer service, technology and competitiveness in the packaging sector.

     Also in 1993, we acquired Sacos Mexicanos, S.A. de C.V. ("Samesa") from Cementos Apasco, S.A. de C.V. ("APASCO") and acquired three multi-wall sack and bag companies from the Welbanks group. The 30,000-ton-per-year Samesa plant is used to supply multi-wall sacks and bags to the cement maker APASCO. The plants acquired from the Welbanks group have a combined capacity of 38,000 tons per year.

     In 1994, we acquired from the Dabdoub family group Comercializadora Industrial Gusymex, S.A. de C.V., a holding company controlling six other companies (collectively, the "Dabdoub Companies"), which produce corrugated containers, containerboard, industrial paper and paper tubes. The acquisition of the Dabdoub Companies added to our production network three operating corrugated container plants with an aggregate capacity of 80,000 tons per year and a small paper mill with a capacity of 25,000 tons per year. The acquisition added to our market position in corrugated containers, providing additional coverage in the areas of Guadalajara and Chihuahua, and added several new customers in the maquiladora sector.

     In 1995, we completed the acquisition of Cartones y Empaques del Sur, S.A. de C.V., a company whose principal asset is a corrugated container plant in Tapachula, Chiapas having a capacity of 40,000 tons. This plant has enabled us to serve new customers, particularly agricultural producers, in a region where there is little competition from other producers of packaging products. The plant is located in the southwestern portion of the state of Chiapas and is the only facility of its kind in Mexico within a 625 mile radius.

     In March 1996, we also completed the purchase of Central de Envases y Empaques, S.A. de C.V., the principal asset of which is a corrugated container plant in Mexicali, Baja California having a current annual capacity of 24,000 tons. This acquisition has allowed us to further expand its business in the important maquiladora sector, which currently encompasses approximately 2,600 factories, mostly in the electronics, textile and auto parts sectors.

     In June 1996, we completed the purchase of a holding company and four forest product companies (the "Ponderosa Companies"), located in the northern state of Chihuahua, for approximately $32 million. The acquisition has given us access to raw material resources in an important forest region of Mexico, where we previously had no forestry operations. The acquisition of the Ponderosa Companies, which operate in the U.S. border region and which have historically exported almost half of their production, has strengthened significantly our export sales of forest products.

     With a view to further capturing Mexican and NAFTA related market opportunities, in October 1997, we acquired McKinley Paper Company ("McKinley Paper") and certain related companies (together with McKinley Paper, the "McKinley Group") from a U.S. subsidiary of Amcor Limited. McKinley Paper operates a modern and highly efficient paper mill in New Mexico having a capacity of 182,000 tons per year, and two recycling centers in New Mexico and Arizona.

     In January 1998, we acquired from Box USA Group, Inc. two corrugated container plants in Texas, having an aggregate capacity of 72,000 tons per year, and a smaller sheet plant in Arizona. These latter facilities have been integrated into our operations in the United States as part of Durango International, Inc. Approximately 75% of our manufacturing revenue is derived from the Mexican market, with the remaining 25% coming from the United States.

     In July 2000, we purchased the Eyemsa Tepatitln Plant, which is a corrugated container plant in Jalisco having an aggregate capacity of 50,000 short tons. This acquisition has allowed us to expand our packaging segment.

     Since 1989, we have also expanded internally. In addition to the installation of a modern containerboard and industrial paper machine at our Centauro mill, we have constructed two corrugated container plants having a combined capacity of 70,000 tons per year.

     The following table lists the Company's total capital expenditures and a breakdown of the principal acquisitions and facility additions since the beginning of 1987:

CAPITAL EXPENDITURES BREAKDOWN
(In millions of US$)

TOTAL - CAPITAL EXPENDITURES 1998
 100.1
---------------------------------
----------------
Construction of pulp mill..........................................
  32.7
Titan box plant upgrade............................................
  12.4
Increase capacity McKinley Paper...................................
  11.9
Increase capacity of molded products...............................
  10.9

TOTAL - CAPITAL EXPENDITURES 1999
  11.2
---------------------------------
----------------
Titan box plant upgrade............................................
   7.9
Particleboard plant upgrade........................................
   1.1

TOTAL - CAPITAL EXPENDITURES 2000
  34.1
---------------------------------
----------------
Centauro paper mill upgrade........................................
  13.8
Acquisition of box plant...........................................
   8.6

TOTAL - CAPITAL EXPENDITURES 10Q2001
  19.0
------------------------------------
----------------
Acquisition of box plant...........................................
   8.3
Centauro paper mill upgrade........................................
   5.5
Titan box plant upgrade............................................
   2.7

TOTAL - CAPITAL EXPENDITURES 2001 estimated
  21.0
-------------------------------------------
----------------
Acquisition of box plant...........................................
   9.6
Centauro paper mill upgrade........................................
   8.1
Titan box plant upgrade............................................
   3.2

                 Principal Acquisitions and Facility Additions
                      January 1, 1987 -- December 31, 2000

                                                                           Year
           Principal Products

Acquired/

Constructed
1. Principal Acquisitions
Grupo Industrial Atenquique, S.A. de C.V., its subsidiaries and            1987
     Containerboard and industrial
 affiliates (acquired from the Mexican federal government).
      paper, corrugated containers
Celulosicos Centauro, S.A. de C.V. (predecessor of CIC, acquired           1988
         Virgin pulp and forest
 from Grupo Industrial Alfa, S.A. de C.V.)
                products
Triplay Ponderosa de Durango, S.A. de C.V. and Maderas Moldeadas,          1991
     Plywood and particleboard
 S.A. and affiliates (acquired from their shareholders)..............
Sacos y Envases de Mexico, S.A. de C.V.                                    1991
     Multi-wall sacks and bags
(acquired from the Morodo group).....................................
Bolsas y Papeles de Mexico, S.A. and affiliates and Sacos Mexicanos,       1993
     Multi-wall sacks and bags
 S.A. (acquired from the Welbanks group and Cementos Apasco, S.A. de

 C.V., respectively).................................................

Empaques de Carton Titan, S.A. de C.V. (acquired from Alfa and Stone       1993
     Corrugated containers, molded
 Container)..........................................................
     pulp egg cartons,

     containerboard and industrial

     paper
Comercializadora Industrial Gusymex, S.A. de C.V.                          1994
     Corrugated containers,
(holding company and subsidiaries, acquired from Dabdoub group)......
     containerboard and industrial

     paper, paper tubes
Cartones y Empaques del Sur, S.A. de C.V. (acquired from PIC               1995
     Corrugated containers
 International Inc. and other shareholders)..........................

Central de Envases y Empaques, S.A. de C.V.                                1996
     Corrugated containers
(acquired from Grupo Industrial Garcia Franco).......................

Productos Industriales Ponderosa, S.A. de C.V. (holding company and        1996
     Plywood, particleboard,
 subsidiaries, acquired from Empresa La Moderna, S.A. de C.V. and specialized wood products,
 minority shareholders)..............................................
     resins
Amcor Paper US, Inc. (holding company of McKinley Group; renamed           1997
     Containerboard and industrial
 Durango International, Inc.)........................................
     paper; recycled fiber

     collection operations
Corrugated container facilities located in Houston, Texas; Dallas,         1998
     Corrugated containers
 Texas; Nogales, Arizona.............................................

Corrugated container facility located in Tepatitln, Jalisco, Mexico        2000
     Corrugated containers


2. Facility Additions

Construction of Industrias Centauro, S.A. de C.V. paper mill.........      1991
     Containerboard and industrial

     paper
Construction of Ciudad Guzman and Tultitlan container plants

 (Empaques de Atenquique, S.A. de C.V.)..............................      1992
     Corrugated containers


     Our increased level of integration in recent years has had several important effects on our business. Prior to the 1993 acquisitions, we converted approximately one-third of our containerboard and industrial paper output into corrugated containers and multi-wall sacks and bags, and sold approximately two-thirds of our production to outside purchasers. We currently are able to ship almost 100% of our now higher level of paper production to our own converting facilities. By doing so, we can exploit the production and scale efficiencies of our network to stabilize capacity utilization of both paper mills and converting plants, improving control over unit costs.

     Our focus on value-added packaging products has contributed to higher gross and operating margins. Moreover, we believe that enhanced integration, combined with an ability to manage raw material costs through alternative sourcing of recycled fiber between domestic and foreign markets and a capability to produce our own pulp, has helped reduce the sensitivity of our business to price and demand cycles in the international paper market. As a means of maintaining operating margins in changing market conditions, we seek to exploit our flexibility in production and raw materials, as well as to vary our sales mix across different product and customer markets.

Business Overview

     We are the largest producer in Mexico of corrugated containers, containerboard and industrial paper, and molded pulp egg cartons, and we are a leading producer of multi-wall paper sacks and bags and forest products, based on production capacity. As of year-end 2000, we had the capacity to produce 800,000 tons per year of containerboard and industrial paper at six mills, 712,000 tons per year of corrugated containers at 19 plants and 77,000 tons per year of multi-wall sacks and bags at three plants. We have two integrated pulp mills with the capacity to produce 220,000 tons per year of unbleached virgin pulp, of which we are Mexico's sole producer. We also operate four molded pulp egg carton plants and nine forest products plants which produce plywood and particleboard. Paper and packaging, together, account for 92% of our sales.

     We produce and supply paper to our converting facilities, which in turn manufacture packaging products. Our products include:

  . paper: containerboard (linerboard, corrugating medium and multi-wall paper);

  . packaging: corrugated containers, multi-wall sacks and bags, and molded pulp products; and

  . forest products: plywood and particleboard.

     In Mexico, we are the leading producer of corrugated containers with an estimated 40% market share, based on information published by the National Chamber for the Pulp and Paper Industry.

     We are a rapidly growing paper company supplying the maquiladora sector, as well as the traditional Mexican export sector, both of which have grown at a 19% compounded annual growth rate since NAFTA took effect on January 1, 1994. Our sales have grown at an 8.4% compounded annual growth rate. We believe we are the leading domestic producer of corrugated containers used by the traditional Mexican export sector with an estimated 70% market share in 2000, which sector's needs are substantially supplied by Mexican producers. We also believe we are the leading producer of corrugated containers for the maquiladora sector with an estimated 80% market share of domestic production in 2000, which accounted for an estimated 30% of this sector's total packaging requirements in 2000.

     Our customers in Mexico and the United States include many of the largest industrial, construction, consumer, agricultural, and media companies such as Vitro, Nestle, Apasco, Cemex, Sony, Sara Lee, Mattel, Kimberly-Clark, Pizza Hut, Paccess-Nike, Ampad, Quik-crete Concrete, and Chiquita. During 2000, none of our customers accounted for a material amount of our revenues.

     Our revenues were Ps 5,832.0 million in 1999 and Ps 6,075.0 million in 2000. For the twelve months ended December 31, 2000, approximately 33% of our sales were made in U.S. Dollars, with the balance primarily U.S. Dollar-linked.

     We are a holding company of various companies incorporated in Mexico and of Durango International, Inc., a New Mexico company that wholly-owns McKinley Paper.

     We sell our products to a broad range of Mexican and U.S. manufacturers of consumable and durable goods, which in turn serve the Mexican and U.S. markets, the maquiladora sector and Mexico's major exporters. In Mexico, we produce corrugated containers, containerboard, molded pulp egg cartons and forest products, and multi-wall sacks and bags. In the United States, we produce linerboard and corrugated containers through McKinley Paper and McKinley Container Company ("McKinley Container"). Our U.S. operations allow us to expand our geographic presence and market reach to continue to increase our strategic position within the NAFTA region. Our U.S. operations also fill a demand for higher quality products to be supplied into Mexico.

Subsidiaries and Operating Divisions

     The following corporate chart sets forth all subsidiaries owned, directly or indirectly, by us:

                                Grupo Industrial
                             Durango, S.A. de C.V.
                             (Mexican Corporation)
                                       |
                          -----------------------------------------
                          |                                       |
            -----------------------------------                   |
            |                                 |                   |
99.99%                          100%                              |    99.45%
    Empaques de Carton                      Durango               |
Porderosa Industrial
    Titan, S.A. de C.V.                International, Inc.        |---  de
Mexico, S.A. de C.V.
   (Mexican Corporation)          (New Mexico  Corporation)       |
(Mexican Corporation)
 |                                 |                              |
 |                                 |                              |
 |  99.97% (1)                     |   100%                       |    99.99%
 |     Envases y Empaques          |       Durango McKinley       |
Administracion Corporativa
 |--- de Mexico, S.A. de C.V.      |----     Paper Company        |---      de
Durango, S.A. de C.V.
 |    (Mexican Corporation)        |    (New Mexico  Corporation) |
(Mexican Corporation)
 |            |                    |                              |
 |    98.79% (2)                   |   100%                       |    99.96%
 |           Industrias            |       McKinley Container     |
Porteadores de
 |       Centauro, S.A. de C.V.    |----      Company             |---
Durango, S.A. de C.V.
 |       (Mexican Corporation)     |     (Delaware Corporation)   |
(Mexican Corporation)
 |                                 |             |                |
 |  99.99%                         |      99%                     |    97.28%
 |           Cartonpack            |          McKinley            |
Compania Industrial
 |---       S.A. de C.V.           |         Container, L.P.      |---     de
Atenquique, S.A. de C.V.
 |       (Mexican Corporation)     |     (Delaware Corporation)
(Mexican Corporation)
 |                                 |
    |
 |  99.99%                         |   100%                            99.95%
 |       Cajas y Corrugados        |---       MCC II, Inc.
Forestal de
 |---de Chihuahua, S.A. de C.V.          (Delaware Corporation)
Jalisco, S.A. de C.V.
 |      (Mexican Corporation)
(Mexican Corporation)
 |
 |  99.99%
 |---   Central de Envases
 |   y Empaques, S.A. de C.V.
 |      (Mexican Corporation)
 |
 |  99.97%
 |        Papelera Heda
 |---      S.A. de C.V.
 |      (Mexican Corporation)
 |
 |  100%
 |           Ectsa                                      (1) 41.97% is controlled
through Compania Industrial de Atenquique.
 |---  International, Inc.                              (2) 27.21% is controlled
through Empaques de Carton Titan.
       (Texas Corporation)

  We are comprised of various operating divisions which are distinguished by product type as follows:

  . paper:              Pamex
                        McKinley Paper

  . packaging:          Titan
                        McKinley Container

  . forest products:    Ponderosa


     Our operating divisions interact with each other to comprise a vertically integrated unit. This integration enables us to limit purchases from external suppliers and reduce costs. Our operating divisions are:

     . Pamex. Our Pamex division, which encompasses all of our paper production operations in Mexico, is the largest containerboard manufacturer in Latin America. In 2000, approximately 86% of the 608,000 short tons of linerboard, corrugating medium and unbleached kraft paper produced by Pamex was used to supply our Titan division. The remainder of its production was sold to third party manufacturers in Mexico and the United States.

     . Titan. Our Titan division encompasses all of our packaging production operations, including the McKinley Container operations, and is one of the largest integrated paper-based packaging manufacturers in Latin America. Titan's 2000 production of 690,000 short tons consisted of corrugated containers, multi-wall sacks and bags, and molded pulp egg cartons. Pamex supplies approximately 96% of Titan's domestic containerboard requirements, with the balance, higher grade containerboard, supplied primarily by McKinley Paper and Durango Paper Company ("DPC"). Waste material generated in production of corrugated containers is sold back to Pamex for recycling and to produce pulp. Titan's sales are primarily to Mexico and the maquiladora sector.

     . Ponderosa. Ponderosa, which encompasses all of our forest products operations and is Mexico's largest forest-based building products manufacturer, markets its products throughout the NAFTA region. In 2000, Ponderosa produced 166,000 short tons of particleboard and plywood.

     . McKinley Paper. McKinley Paper is a state-of-the-art recycled linerboard manufacturer strategically located in the southwestern United States to supply our packaging operations in the United States and northern Mexico and to serve the growing maquiladora region. McKinley Paper is a significant collector of old corrugated container, or OCC, material, which is processed to create recycled fiber. In 2000, the majority of the paper needs of our packaging operations in Dallas and Houston, Texas were supplied by McKinley Paper. McKinley Paper's wastepaper collection plants in Phoenix, Arizona and Albuquerque, New Mexico supplied Pamex with a significant amount of its total OCC supply requirements in 2000.

     Our operating divisions interact with each other through inter-company sales as follows: Ponderosa sells wood chips and pine logs to Pamex for the production of virgin pulp; Pamex sells containerboard to Titan for the production of corrugated boxes and multi-wall sacks; McKinley Paper sells OCC to Pamex for the production of recycled fiber and sells containerboard to Titan for the production of corrugated containers; and Titan sells its waste to Pamex for the production of recycled fiber.

     We are a partially-owned subsidiary of Corporacion Durango, a company controlled by the Rincon family. One of Corporacion Durango's subsidiaries is Grupo Pipsamex, S.A. de C.V. ("Grupo Pipsamex"), Mexico's sole domestic newsprint manufacturer and one of Mexico's leading bond paper manufactures. Grupo Pipsamex, for example, purchases paper tubes and corrugated containers from Pamex and Titan, respectively. However, neither the purchases by Grupo Pipsamex from Pamex and Titan nor other purchases between Corporacion Durango and us are material.

Our Business Strategy

     Our business strategy is to strengthen our position as the leading integrated paper and packaging company in Latin America, as well as to continue our growth as a leading integrated paper producer in the NAFTA region. To implement our strategy, we expect to:

     . Increase our cash flow through enhanced efficiency and shifts to higher margin products. We intend to continue to improve the efficiency and productivity of our operations by either upgrading or replacing our existing machinery, which we believe will result in a reduction of bottlenecks. Through the use of improved technology, we intend to increase the yield of pulp that can be produced from OCC material, and increase the percentage of recycled pulp that can be used in the production of our finished products while maintaining our existing level of quality. We also intend to continue expanding our collection of domestic OCC material to further reduce our reliance on more expensive imported OCC material. We will continue to shift our marketing efforts toward higher margin products such as bleached board, niche paper and specialty packaging.

     . Strengthen our leadership position in regional markets and increase our market share in the United States. By maintaining high capacity utilization and continuing to offer competitively priced, high quality paper and packaging products, accompanied by outstanding customer service, we believe we will solidify our role as a dominant producer in Mexico and the maquiladora sector. In addition, we have experienced a large increase in our sales to the United States since the adoption of NAFTA. Our aggregate sales to the maquiladora and traditional Mexican export sectors have grown at a 24.4% compounded annual rate since 1994. Our recent cross- border acquisitions have illustrated our strategy of leveraging the trade opportunities opened by the adoption of NAFTA, and we expect the continuing integration of our Mexican and U.S. operations to provide us with operating efficiencies as well. We continue to increase our U.S. market share as a result of our acquisitions. Our U.S. operations will also allow us to supply higher quality products demanded in Mexico.

     . Continue to expand our core businesses through internal and external growth. We expect to continue to grow internally by selectively expanding current production facilities and installing additional equipment in order to reduce bottlenecks and increase capacity. We intend to grow externally by continuing to pursue, on a selective basis, strategic acquisitions of paper and packaging assets in Mexico and the United States. The key characteristics of our acquisition candidates include companies which have a combination of the following factors:

          . underperforming assets which can be easily turned around and acquired for a compelling price;

          .    maintain sustained profitability and growth after the turnaround;

          .    add additional and/or complementary production capabilities;

          . increase our geographic presence and/or penetration of existing markets; or

          . have synergies with our current businesses and can become part of our vertical integration.

Our Products

  General

     Our main product groups are:

  . Paper--containerboard (linerboard and corrugating medium)

  . Packaging--corrugated containers, multi-wall sacks and bags, and molded pulp products

  . Forest products--plywood and particleboard.

  Our total capacity by product, number of mills and plants, and actual production and shipments for the periods indicated, is as follows:

                    Production (in thousands of short tons)

                                       Current
                                       -------
                                       Annual
                                       ------
                                      Installed   Mills/
                                      ---------   ------
                                      Capacity    Plants               December
31,
                                      --------    ------
-------------------------------
Product Type                                                   1998        1999
     2000
------------                                                 -------     -------
    -------
Paper
Containerboard ..........                800         6         748.0       797.0
      809.4
Packaging
Corrugated containers ...                712        19         553.0       568.0
      599.3
Multi-wall sacks and bags                 77         3          54.5        52.8
       57.7
Molded pulp products and
 others .................                 40         4          32.0        33.0
       32.9
                                       -----     -----       -------     -------
    -------
    Total Packaging .....                829        26         639.5       653.8
      689.9
Forest products .........                204         4         169.0       174.0
      165.6
                                       -----     -----       -------     -------
    -------
    Total Production ....              1,833        36       1,556.5     1,624.8
    1,664.9

______________

                     Shipments (in thousands of short tons)

                                              December 31,
                                    -------------------------------
Product Type                          1998        1999        2000
------------                        -------     -------     -------
Paper
Containerboard ................       276.6       270.0       265.8
Packaging
Corrugated containers .........       542.2       567.5       594.5
Multi-wall sacks and bags .....        52.9        52.1        56.3
Molded pulp products and others        32.0        32.0        33.6
                                    -------     -------     -------
    Total Packaging ...........       627.1       651.6       684.4
Forest products ...............       162.0       173.0       158.4
                                    -------     -------     -------
    Total Shipments ...........     1,065.7     1,094.6     1,108.6

______________

  Paper Products

  Below is a description of our paper products and their usage:

           Product Type                                     Product Description
and Usage
--------------------------------
--------------------------------------------------------------------------
Containerboard ................      We produce linerboard and corrugating
medium, white-top and mottled white
                                     linerboard and paper, high-performance
linerboard, multi-wall paper and
                                     extensible paper. Our products are used by
corrugated container
                                     manufacturers in the production of a wide
variety of corrugated containers.

                                     We are able to produce a wide variety of
paper products, in terms of weight
                                     and resistance, and we can use virgin and
recycled fiber as raw material in
                                     different proportions to achieve the
characteristics required by our
                                     customers. We sell our linerboard in rolls
of varying widths depending on
                                     the capacity of the converting machinery on
which it will be used.

  Packaging Products

     Below is a description of our packaging products and their usage:

           Product Type                                     Product Description
and Usage
--------------------------------
--------------------------------------------------------------------------
Corrugated containers..............  We produce corrugated containers manufactured from containerboard in
                                     converting plants. Our products are used by
consumer, industrial and
                                     agricultural goods producers to ship
products including home appliances,
                                     electronics, spare parts, grocery products,
produce, books, tobacco and
                                     furniture.

Multi-wall sacks and bags..........  We produce flat, expandable, glued, sewn and laminated bags.  Our products
                                     are used by cement, powdered foods and
chemicals manufacturers for delivery
                                     of cement, flour, powdered food, chemical
products, and by gypsum and lime
                                     producers.

Molded pulp products...............  We produce molded pulp products from recycled newsprint and other similar
                                     papers dyed in different colors and printed
at our facilities. Our products
                                     are used by egg packaging companies and in
the electronics industry.

     We produce a wide range of corrugated containers depending on the product to be shipped, its size and weight and the distance the product is to be shipped. Our multi-wall sacks and bags are high-resistance containers that are designed to be used reliably in adverse conditions of filling, handling, transporting, warehousing and distributing. The bags we manufacture are made from paper produced from virgin pulp, which gives our bags their superior strength.

  Forest products

     Below is a description of our forest products and their usage:

           Product Type                                     Product Description
and Usage
--------------------------------
--------------------------------------------------------------------------
Plywood............................  We produce ponderosa pine plywood, hardwood plywood and medium density
                                     overlay, and specialty plywood. Our
products are used in the construction
                                     industry in Mexico and the United States.
Other uses are signs, doors,
                                     concrete pouring, and toys.

Particleboard......................  We produce thermalfused melamine panels.
Our products are used in the
                                     construction and furniture industry for raw
particle, shelving, and
                                     stepping.

     Demand in the Mexican forest products industry is driven primarily by the Mexican construction and furniture industries. Following a decline in construction activity after the December 1994 devaluation of the Peso, as well as continuing budget austerity in the public sector, demand for our forest products declined sharply in 1995 and has subsequently remained essentially flat.

Customers

     We sell our products primarily in Mexico and the United States. In 2000, 75% of our total sales were made in Mexico and 25% were made in and into the United States.

     Our major customers in Mexico and the United States include:

            Paper                               Packaging
Forest Products
------------------------------  --------------------------------------
--------------------------------
           Mexico                          Mexico
    Mexico
  No major customers                Vitro
Grupo GEA
                                    Apasco
Grupo Cambel
                                    Nestle
Durart
                                    Kimberly-Clark
Grupo Frid
                                    Sara Lee
                                    Gamesa and Sabritas (PepsiCo.)
                                    Chiquita

    United States                          United States
 United States
  Corru-Kraft                       No major customers
Sol Building
  Paccess-Nike
Tech. Products
  Stuart Entertainment



     In 2000, sales to our 10 largest customers accounted for approximately 12% of our net sales. However, none of our customers accounted for a material amount of our revenues. We do not believe that the loss of any single customer would have a material adverse effect on our business.

Sales and Marketing

     Our sales and marketing staff are responsible for identifying and developing markets as well as notifying our research and development staff of customer product requirements. We sell our products through our direct sales force at our Mexican offices located in Mexico City, Guadalajara and Monterrey, Mexico, and our U.S. offices located in Albuquerque, New Mexico and in Houston and Dallas, Texas. At December 31, 2000, we had approximately 42 employees involved in direct sales.

     We make substantially all of our sales directly to our clients. We only use brokers in limited circumstances.

     Our sales strategy involves targeting niche markets, such as the maquiladora sector, Mexican export markets and lightweight markets. To date, the limited competition in Mexico and our competitive pricing policy has resulted in pricing not becoming a dominant factor while customer service and product differentiation have become the primary elements of our sales effort. A core element of our sales strategy is to establish long-term customer relationships by ensuring that we satisfy our customers' specific requirements. The customized service we provide and the strategic relationships we have developed ensure we retain our existing customers while attracting new ones.

     To support our direct sales efforts and to actively promote our products, we engage in a variety of marketing activities. These activities include regular meetings with our entire sales force and educational seminars and social outings with clients.

     Customer service is an important factor in maintaining and gaining market share and clients. We deliver products to our customers in a manner that addresses individual technical specifications, delivery methods, timing constraints and other customer-specific requirements. Our sales force has established customer complaint procedures and undergoes customer-retention reviews to ensure that the level of our service is maintained and constantly improved. Our advertising and promotional campaigns are carried out in specialized industry publications and industry shows.

     With respect to corrugated containers, by engaging in sales on both sides of the Mexican-U.S. border, we continuously evaluate the pricing levels for our products in both the U.S. and Mexican markets. While pricing is generally negotiated on a yearly basis, our contracts normally include price adjustment provisions to compensate for market movements as published in reputable trade publications.

Raw Materials

     We believe we have a flexible raw material mix. The principal raw materials used in our production processes are recycled fiber and virgin pulp. Recycled fiber is obtained by processing OCC material, magazines and office waste paper material. We also use virgin pulp, which is made by processing wood chips, in the production of 100% virgin kraft paper, and we mix virgin pulp with recycled fiber to produce a variety of semi-recycled grades of other packaging and paper products.

  Recycled Fiber

     Our business is affected by trends in international and domestic prices of OCC material. The price differential between domestic and imported OCC material fluctuates in Peso terms, due to demand and currency fluctuations, and at any given time we may supply ourselves from either market, depending on the then current price differential. We have progressively reduced our use of imported OCC material for papermaking, from over 47% in 1995 to approximately 30% in 2000, due to a greater availability of domestic OCC material and an increase in our collection efforts and because yields from recycled fiber have increased. We believe that we are the largest collector of recycled fiber in Mexico.

     In the United States, approximately 30% of our fiber requirements are provided by our recycling centers in Albuquerque and Phoenix. We obtain the balance of our requirements in the open market. As part of our strategy in Mexico, we have been increasing the capacity of our collection centers for OCC material in order to reduce the imports of this important raw material, and consequently, to reduce costs. Our initiatives to shift our supply sources for recycled fiber and strengthen our domestic collection efforts will help to achieve our goal of maintaining low raw material costs.

  Pulp

     We are Mexico's sole producer of unbleached kraft pulp, and we are currently able to produce 220,000 short tons of unbleached pulp per year, which is more than sufficient to supply our internal requirements for virgin kraft pulp.

     In Mexico, we buy our wood, the raw material from which we produce virgin kraft pulp, from small property owners and ejidos, which are small plots of land granted by the Mexican government to small groups of land workers, located in the states of Durango, Jalisco, Oaxaca and Michoacan. In total we have access to approximately 600,000 hectares of forestry land. Recently, the Mexican government has made significant changes to the ejido system in order to increase productivity. The changes have restructured the ejido system to allow large private investors to co-invest with small owners or to lease properties on a long-term basis. We have traditionally managed our supply of forest resources through direct negotiations with landowners. In general, we believe that our existing wood supply arrangements are sufficient to provide for our currently anticipated rates of consumption for the foreseeable future. We have a strong presence in the Mexican forestry sector that allows us to effectively source our wood supply. In the United States, we buy our wood chips from a single supplier, Gilman Building Products, based on a long-term supply contract that expires in December 2004.

  Water

     Other than at our Atenquique mill, which uses treated river water, we obtain our water requirements for both our Mexican and U.S. operations from wells located at our production facilities. We believe that our water supply is sufficient for all existing and contemplated activities.

     Our McKinley mill is one of only three "zero-effluent" paper mills in the world. Water is initially obtained from wells, and after using it in the papermaking process, it is then treated and recycled through the plant. Accordingly, the ongoing water supply requirements at our McKinley mill are significantly less than for conventional paper mills.

  Energy

     Our Atenquique mill has the ability to generate its own power from on-site power plants and does so depending on prices. Three of our Titan mills generate their own power from on-site power plants, while the other Titan mills purchase all of their power from the Comision Federal de Electricidad, the Mexican state-owned electric company. Some of our mills generate a portion of the power needed in our pulp mills: the Centauro paper mill generates about 40% of its power while the balance is purchased from the Comision Federal de Electricidad. Our other Mexican plants purchase all their power from the Comision Federal de Electricidad. The contracts for power supply signed with the Comision Federal de Electricidad are the standard contracts used for all Mexican companies and there is no specific termination date for the contracts.

     In the United States, our McKinley mill is supplied by a rural electric cooperative at formula prices under a long-term contract.

Distribution and Supply of Our Products

     Our distribution network is one of the most extensive and most efficient delivery systems within the Mexican paper and packaging industry. Our production facilities are strategically located in close proximity to our suppliers and customers. In creating our vertically integrated manufacturing process, we have generally located our raw material supply, processing and production assets near major industrial centers around Mexico to reduce transportation costs and delivery time for our products. We distribute and deliver our products from our plants as well as from several warehouses strategically located throughout Mexico. In the United States, we deliver our products from our plants located in Prewitt, New Mexico and Dallas and Houston, Texas, and from warehouses located throughout the United States. We consider that an effective delivery time ranges from 1 to 5 days from the date of the purchase order to the delivery of the product to our customer. We are able to adjust deliveries of our products through the use of a just-in-time system, offering same day deliveries, at the request of our customers.

     We currently own approximately 350 trailer trucks and have relationships with independent operators of approximately 650 additional trucks. We use our trucks to transport wood from our forests to our production facilities. We also use our trucks and trucks operated by independent operators to ship finished products to our customers in Mexico and in the United States. Our location near city centers allows these independent operators to benefit by hauling our freight both to and from destinations. This also reduces our shipping costs.

     We also use railroads for the transportation of raw material to our production facilities and finished products to our customers.

     Among our products, containerboard and industrial paper, which are transported in large rolls, can be economically shipped over long distances. Corrugated containers and bags have a much smaller economic shipping radius because their low density results in a relatively high transport cost per ton compared to paper. Consequently, our broad network of corrugated container and bag plants, located near major industrial centers around Mexico, is an important factor in the timely and economic delivery of our packaging products to both local and national customers.

     We rely heavily on our distribution and supply system to obtain raw materials for our strategically located network of production facilities and to deliver our products to customers. We believe that the reach and efficiency of our distribution and supply system are important to our customers, and we believe customer loyalty depends as much on service and quality as on price.

Our Competition

     In Mexico we compete with a number of Mexican paper producers and small packaging companies and with major foreign integrated paper producers, who are primarily importers from the United States. In addition, as an integrated paper producer, we compete not only with other integrated paper producers but also with companies that produce only paper or converted products. Many of our foreign competitors have greater financial resources than we do. In the United States, we compete with major international integrated paper producers. We compete primarily on customer service, product quality differentiation and price.

     Constant review and benchmarking of competitive factors are necessary to remain competitive in our industry. We monitor the paper industry through market publications and through our participation in many industry-related events. While pricing is normally negotiated on an annual basis for the majority of our products, our contracts normally include price adjustment provisions to compensate for market movements as published in reputable trade publications.

     In Mexico we serve approximately 40% of the containerboard market, according to the National Chamber for the Pulp and Paper Industry. In addition, we believe we also serve 40% of the packaging market and 35% of the woods product market in Mexico.

     We produce, distribute and sell different paper grades and paper products, which we believe gives us, unlike our Mexican competitors, the flexibility to avoid the impact of cyclicality in the market. We can increase paper production for export opportunities, as conditions warrant, such as changes in raw material prices, without interrupting a steady supply of paper to our internal converting operations and our existing customers. While the phased reduction in Mexican tariffs under NAFTA may increase our competition from U.S. producers of containerboard and industrial paper, we are not aware of any plans by domestic or foreign producers to construct additional production capacity in Mexico.

Environmental Matters

     Our Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection and the rules and regulations published under this law. Under this law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of the Environment and Natural Resources.

     In 1988, we reached an agreement with Mexican environmental regulatory authorities on what would constitute compliance, and we proceeded to implement a compliance plan. Today, our paper mills are in compliance with general standards established by law and with specific standards promulgated by the Mexican regulatory authorities. In 1995, we purchased approximately 26% of Planta Ecologica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo Leon. The joint venture processes and recycles water used by plants in the industrial park where our Titan paper mill is located. Our paper mills are subject to periodic environmental audits by the Ministry of the Environment and Natural Resources. We have frequently been recognized for our environmental record and our role in implementing modern forest management techniques. However, there can be no assurance that relevant authorities will continue to find our environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcement of existing laws to increase, or new environmental laws to be enacted, we could incur material compliance costs.

     Our U.S. operations are subject to federal, state, and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"), and Resource Conservation and Recovery Act ("RCRA"), has not required us to invest substantial funds.

     We are committed to protecting the health and welfare of our employees, the public, and the environment and strive to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, we intend to use state-of-the-art technology for our air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

     Future expenditures for environmental control facilities will depend on new laws and regulations and other changes in legal requirements and agency interpretations, as well as technological advances. We expect the trend toward more stringent environmental regulation to continue for the foreseeable future. The trend in interpretation and application of existing regulations by regulatory authorities also appears to be toward increasing stringency. Given these uncertainties, we currently estimate that capital expenditures for environmental purposes at our Mexican operations during the year 2001 will be approximately US$1.0 million.

     In addition to these capital expenditures, we incur significant ongoing maintenance costs to maintain compliance with environmental regulation. We do not believe that these capital expenditures or maintenance costs will have a material adverse effect on our earnings. In addition, expenditures for environmental compliance should not have a material impact on our competitive position, because other companies are also subject to these regulations.

Insurance

     We carry "all risk" insurance policies for each of our facilities. These policies cover our property, plant, equipment, raw materials, finished products and inventory at levels customary with market practice.

Paper and Packaging Industry

     There are four major groups of paper products produced by the paper industry:

     . packaging paper, which includes linerboard, corrugating medium, kraft paper, and tubing and folding cartons;

     .    printing and writing paper;

     .    sanitary paper; and

     .    specialty paper.

          We produce packaging paper.

     Although data for 2000 will not be available until August, in 1999 global paper and paperboard consumption totaled 316 million metric tons. Of this, 108 million metric tons were consumed in North America, with 95 million in the U.S. and 5 million in Mexico. In that year, global consumption rose by 24.6%, with U.S. and Mexican growth rates of 4.2% and 9.2%, respectively. These two markets were the largest and 13th largest in the world, respectively. Moreover, the growth rate for Mexico was exceeded only by Korea among the 15 largest consuming nations. In fact, growth rates for Mexico in recent years have been exceeded only by Korea, China and Indonesia.

     Within the industry, packaging paper and paperboard is the largest sector with 162 million metric tons consumed in 1999 (51% of total global consumption). This tonnage represents containerboard, which is converted into corrugated boxes. This industry is relatively fragmented, as the top 10 largest global producers account for less than 30% of supply. In addition, since corrugated boxes are used to package consumer durable and non-durable products, pricing fluctuates in tandem with changes in global economic demand. Hence, U.S. and Mexican producers are challenged this year as corrugated box shipments are 5.5% lower through May in the United States. Pricing, however, has been relatively flat. Most producers of containerboard are forward-integrated, selling at least half of their production to their own corrugated box plants.

  Mexican Paper and Packaging Industry

     Volume.   Based on installed capacity, Mexico's paper industry is the second largest in Latin America. According to the 2001 annual report of the Mexican National Chamber for the Pulp and Paper Industry, the total size of Mexico's paper industry in 2000, based on "apparent demand", was 5.7 million short tons including temporary imports. Mexican production is distributed among 64 plants. Apparent demand consists of domestic production, as reported by manufacturers, plus imports, minus exports. Mexico's apparent demand in 2000 was broken down as follows:


Packaging Paper:                                       54.1%
Printing and Writing Paper:                            27.5%
Sanitary Paper:                                        12.7%
Specialty Paper:                                       5.7%


     Apparent demand is a concept similar to consumption, but does not reflect increases and reductions in inventories by customers. Apparent demand may not match consumption in any given year; however, over a period of years, the two measures should tend to approximate one another.

     Over the past decade, levels of apparent demand for paper have fluctuated according to changes in gross domestic product ("GDP"). Thus, as GDP increases, apparent demand also increases. Changes in Mexican paper demand have historically amounted to 1-2 times the change in GDP for a given year.

                            Mexican Apparent Demand
                             for the Paper Industry
                    (all figures in thousands of short tons)

           Aggregate                             Apparent
           ---------                             --------

Year      Production     Imports      Exports     Demand      % Change    % GDP
Change
----      ----------     -------      -------     ------      --------
------------
1995 ...       3,358         710         426       3,641        (12.7)%
(6.2)%
1996 ...       3,548         836         263       4,121         13.2%
5.1%
1997 ...       3,848       1,127         209       4,766         15.6%
6.8%
1998 ...       4,044       1,267         253       5,057          6.1%
4.8%
1999 ...       4,177       1,540         247       5,471          8.2%
3.7%
2000 ...       4,296       1,785         227       5,854          7.0%
6.9%

______________

Source: 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

     The decline of Mexican apparent demand for the paper industry in 1995 was a product of macroeconomic events, including, in particular, the devaluation of the Peso, which caused an overall reduction in demand and Mexican GDP. From 1996 to 2000, apparent demand for the paper industry outpaced GDP.

     The dominant portion of the total market for paper products is the market for packaging paper. The table below shows Mexican apparent demand from 1995 to 2000 for packaging paper in short tons. In 2000, packaging paper accounted for 57.4% of Mexico's total paper production and 54.1% of apparent demand for paper.

                  Mexican Apparent Demand for Packaging Paper
                    (all figures in thousands of short tons)

           Aggregate                             Apparent
           ---------                             --------

Year      Production     Imports      Exports     Demand      % Change
----      ----------     -------      -------     ------      --------
1995 ...       1,953         235         250       1,938         (5.7)%
1996 ...       2,083         346         131       2,298         18.6%
1997 ...       2,154         494          72       2,576         12.1%
1998 ...       2,307         583          65       2,825          9.7%
1999 ...       2,389         691          91       2,989          5.8%
2000 ...       2,464         790          67       3,187          6.6%

______________

Source: 2001 Annual Report, Camara Nacional de las Industrias de la Celulosa y del Papel

     Apparent demand for packaging paper declined in 1995, but by 1996, had increased by 18.6%. This growth reflected the rebound of the economy and increased demand in the U.S. border region due to growth in the operations of maquiladoras. Apparent demand for packaging paper increased by 12.1% in 1997, 9.7% in 1998, 5.8% in 1999, and 6.6% in 2000, reflecting continued economic growth throughout North America.

     Pricing.   In the past three years, prices for Mexican paper and packaging products have been influenced by a combination of factors, including:

     .    growth of the Mexican economy and demand for packaging;

     .    prevailing inflation rates in Mexico;

     .    U.S. paper price levels;

     .    prevailing international prices for paper and packaging; and

     .    fluctuations in the Peso-U.S. Dollar exchange rate.

     Containerboard and industrial paper are commodities priced in relation to international paper, recycled fiber and pulp prices. Because the paper industry is highly capital intensive, prices may also be affected by industry capacity utilization rates and by additions of new capacity.

     The prices of corrugated containers and multi-wall sacks and bags in Mexico are affected by prevailing prices of containerboard and industrial paper, as well as the following factors:

     .    resistance specifications;

     .    quality control;

     .    customer service;

     .    printing and graphics specifications;

     .    volume of production runs; and

     . proximity to customers and industrial centers (due to the transportation cost of converted products).

Prevailing international prices for paper and packaging, as well as U.S. price levels, declined sharply during late 1995 and remained weak until the first half of 1999. Since June 1999, international prices for paper products have recovered, including U.S. price levels, the benefits of which have begun to be felt in Mexico.

     Over the last three years, Mexican corrugated container prices have tended to be approximately 15% lower than U.S. prices, while prices for Mexican containerboard and industrial paper have tended to be approximately 10-15% lower than U.S. prices. We believe that these price differentials provide some protection against competition from imports of these products. However, there can be no assurance given as to any future price levels for our products or future price differentials, if any, between Mexican and U.S. paper and packaging products.

     Under NAFTA, tariffs and other barriers will gradually disappear. Mexico maintained a protective tariff on corrugated containers of 5% through 2000, which has been eliminated in 2001. Multi-wall sacks and bags were protected by a 3% tariff in 2000. This tariff is scheduled to decline 1% per year from 2000 to 0% in 2003. All tariffs are scheduled to be eliminated by the year 2003. As a result, the elimination of tariffs has had the effect of shortening the lag time between price changes in the U.S. and Mexican packaging and paper industries.

     For a description of the impact of prices on our results of operations, see "Item 5. Operating and Financial Review and Prospects".

  North American Paper and Packaging Industry

     Since mid-1995, the North American paper and packaging industry has experienced a prolonged down cycle characterized by continued price pressures, excess capacity and the inability of many industry participants to earn satisfactory returns on capital. To maintain reasonable capacity utilization, U.S. paper producers generally continued to maintain high export levels in 2000, including exports to Mexico. These exports have increased supply in the Mexican market and kept pressure on Mexican paper prices during 2000.

     More recently, the industry has begun to recover. Industry participants have been shutting down non-competitive facilities, and an industry consolidation seems to be underway, evidenced by the recently-announced business combinations of Georgia Pacific Corporation with Fort James, Jefferson Smurfit Group with Stone Container, Weyerhauser Company with MacMillan-Bloedel Limited and International Paper with Champion International. In 2000, prices for U.S. containerboard increased by approximately US$100 per short ton, although U.S. packaging prices have not yet responded to raw materials increases accordingly. Historically, price changes in Mexico have tended to lag price movements in the United States by a few months.

Property, Plant and Equipment

     The table below sets forth information regarding the identity, location, products and capacity of our production facilities:

                                                short tons per year
                                                -------------------
Paper                                                       800,000
Containerboard
Centauro Mill, (Durango)..................                  264,000
Atenquique Mill (Jalisco).................                  132,000
McKinley Mill, (New Mexico, U.S.).........                  200,000
Monterrey Mill (Nuevo Leon)...............                  137,000
Guadalajara Mill (Jalisco)................                   40,000
Texcoco Mill (Edo. de Mexico).............                   27,000
                                                            -------
       Total..............................                  800,000
Pulp                                                        220,000
Unbleached Soft Wood Pulp
Centauro Mill, (Durango)..................                  110,000
Atenquique Mill (Jalisco).................                  110,000
                                                            -------
       Total..............................                  220,000

                                                short tons per year
                                                -------------------


Packaging                                                   829,000
Corrugated containers
Mexicali Plant (Baja California Norte)......                 26,000
Chihuahua Plant (Chihuahua).................                 29,000
Monterrey Centro Plant (Nuevo Leon).........                 33,000
CartonPack (Nuevo Leon).....................                 44,000
Monterrey Plant (Nuevo Leon)................                 44,000
Culiacan Plant (Sinaloa)....................                 22,000
Guadalajara Plant (Jalisco).................                 50,000
Guadalajara Ceosa Plant (Jalisco)...........                 20,000
Guadalajara San Sebastian Plant (Jalisco)...                 22,000
Queretaro Plant (Queretaro).................                 33,000
Atempack Juarez Plant (Edo. de Mexico)......                 33,000
Atempack Tultitlan Plant (Edo. de Mexico)...                 55,000
Titan Tlalnepantla Plant (Edo. de Mexico)...                 55,000
Eyemsa Izcalli Plant (Edo. de Mexico).......                 40,000
Eyemsa Tlalnepantla Plant (Edo. de Mexico)..                 33,000
Eyemsa Tapachula Plant (Chiapas)............                 44,000
Eyemsa Tepatitlan Plant (Jalisco)...........                 50,000
McKinley Dallas Plant (Texas, U.S.).........                 46,000
McKinley Houston Plant (Texas, U.S.)........                 33,000
                                                            -------
       Total................................                712,000
Multi-wall Sacks and Bags
Cd. Guzman Plant (Jalisco)..................                 22,000
Tula Plant (Hidalgo)........................                 22,000
Apasco Plant (Edo. de Mexico)...............                 33,000
                                                            -------
       Total................................                 77,000
Molded Pulp Packaging
Titan Apodaca Mill (Nuevo Leon).............                 21,500
Titan Guadalajara Mill (Jalisco)............                  7,500
Titan Hermosillo Mill (Sonora)..............                  7,500
Titan Monterrey Mill (Nuevo Leon)...........                  3,500
                                                            -------
       Total................................                 40,000
Forest products                                             204,000
Particleboard Chihuahua Mill (Chihuahua)....                132,000
Particleboard Durango Mill (Durango)........                 17,000
Plywood Anahuac Mill (Chihuahua)............                 26,000
Plywood Durango Mill (Durango)..............                 29,000
                                                            -------
       Total................................                204,000


     In addition to our facilities described above, our headquarters are located in Durango, Mexico, approximately 900 kilometers (560 miles) north of Mexico City. We maintain sales offices in Mexico City, Guadalajara, Jalisco and Monterrey, Nuevo Leon and representative offices in Albuquerque, New Mexico, and in Dallas, Houston and Rio Grande, Texas, and in St. Marys, Georgia. Our various production facilities in Mexico are located in the states of Durango, Nuevo Leon, Jalisco, Baja California, Sonora, Estado de Mexico, Hidalgo, Queretaro, Sinaloa, Chihuahua and Chiapas, as well as in Mexico City. In the United States, we operate facilities in the states of New Mexico and Texas.

Item 5.  Operating and Financial Review and Prospects.

General

     You should read this discussion in conjunction with our audited consolidated financial statements and the notes thereto and other financial information included elsewhere in this annual report.

  Recent Market Conditions

     We experienced a decline in adjusted EBITDA margins in the fourth quarter of 2000, largely as a result of the market downturn in Mexico and the United States which began in the fall of 2000. We expect to see an improvement in our adjusted EBITDA margins by the end of 2001 as we expect market conditions to improve.

     We have benefited from acquiring low performing assets and making them profitable by integrating them into our company. Our acquisitions have also substantially affected our product mix. In addition, we expect that the diversification of our product base will better position us to withstand cyclical fluctuations in the market. We also expect to benefit from the geographic diversification of our subsidiaries, which allows us to naturally hedge our U.S. Dollar-denominated debt and to take advantage of exchange rate and price differentials in order to maximize our profit margins.

  Sales

     We produce paper, packaging and forest products in Mexico and the United States. In 2000, paper and packaging products accounted for approximately 92% of our total sales. In 2000, we sold approximately 75% of our paper and packaging products in Mexico and the remaining 25% in the United States. Our sales in the United States include exports sales from our Mexican operations and domestic sales from our U.S. operations. In 2000, approximately 40% of our total packaging sales were to Mexican companies that primarily export their products, including exporters located in the border region, maquiladoras located outside the border region and other Mexican exporters.

     For fiscal year 2000, approximately 25% of our sales were made in U.S. Dollars, with the balance primarily U.S. Dollar-linked.

  Pricing

     From 1998 through 2000, the pricing of our products has been influenced by a number of factors, including:

     . international prices for paper and packaging products, which are significantly influenced by industry capacity utilization rates and by increases in capacity due to the capital intensive nature of the paper and packaging industry;

     . growth in the demand for packaging products as a result of the growth of the Mexican and U.S. economies;

     .    fluctuations in the exchange rate between the Peso and the U.S.
          Dollar; and

     . economic conditions in Mexico and the United States including prevailing inflation rates.

     Paper products.   The paper industry is cyclical, with demand closely
correlated with overall economic activity. Prices for our paper products primarily reflect international paper prices. From 1997 through June 1999, international prices for paper products were low compared to the prior four years. However, from June 1999 through December 2000, international prices for paper products recovered, the benefits of which were felt in Mexico. However, in 2001, prices remained at the same levels and the industry was unable to implement expected price increases.

     Prices for paper products in Mexico are lower than prices in the United States, reflecting the generally lower cost structure in Mexico. We compete with U.S. and Mexican producers in both the United States and Mexico.

     As a result of our production flexibility resulting from our vertical integration, we have been able to maintain a higher level of operating income during the down cycle in international paper prices than we could have achieved without vertical integration. When prices for paper products are low, we use virtually all of our paper production in our converting operations because finished products, like packaging, earn higher margins. During down cycles, our sales and cost of sales are reduced, but the overall impact on our operating income is small. During periods of higher international paper prices, we purchase paper for use in our converting operations from small Mexican paper producers at favorable rates. This allows us to export a significant portion of our higher-quality paper production and take advantage of the increased margins available from sales of our paper products outside of Mexico.

     Packaging products.   In general, the prices of our packaging products
fluctuate in accordance with inter-national prices. Prices for corrugated containers in Mexico have historically tended to be approximately 15% below corrugated container prices in the United States, and prices for Mexican containerboard have tended to be 10% to 15% lower than in the United States. In the past, this price differential, combined with protective tariffs, has discouraged imports from the United States. With the gradual elimination of tariffs and generally low prices for packaging products in the United States over the last three years, competition from imports has increased. Our prices for packaging products over the last three years have declined in the face of competition from imports.

  Cost of Production

     Historically, costs of production have been incurred in Pesos and consist primarily of raw materials, labor, energy and depreciation costs. A portion of our costs and operating expenses in Mexico are denominated in U.S. Dollars, primarily the cost of imported OCC, which is the primary raw material used in our papermaking activities.

     The cost of virgin pulp and OCC, the primary raw materials used in the production of our paper products, is significantly affected by international prices for those products, which vary depending upon the supply and demand for finished paper. Changes in the Peso-U.S. Dollar exchange rate also affect our cost of importing OCC into Mexico. Mexican OCC prices tend to follow price movements in the United States but are generally lower because Mexican OCC is lower in quality. We have made substantial investments to improve production, technology and domestic collection efforts, which have resulted in greater efficiency, increased yields of recyclable waste paper and higher collections of Mexican OCC, all of which result in reduced costs.

     Our energy cost represents approximately 9% of our cost of production. In particular, our mills are run primarily by electricity. We purchase 60% of our electricity needs from the Comision Federal de Electricidad, the Mexican state-owned electric company, under long-term contracts, and we produce the remainder at our own power plants. These long-term contracts guarantee the supply of electricity at prices that have historically increased by the Mexican inflation rate. We use heating oil, instead of natural gas, to produce electricity at our power plants. The prices for heating oil in Mexico have fluctuated less in 2000 than the prices for natural gas because the prices for heating oil are regulated by Petroleos Mexicanos, the Mexican state-owned oil company. Generally, the price for heating oil is not influenced by price changes in the open market because of the price regulation of the Mexican government. Instead, heating oil prices in Mexico have historically followed the trend of the Mexican inflation rate, which increased only 8.9% in 2000. As a result, our energy costs have risen less than if we had to purchase heating oil or natural gas on the open market. See "Item 4. Information on the Company-Raw Materials-Energy."

  Inflation

     The table below shows Mexican inflation and gain from monetary position for the periods indicated according to the NCPI:

                                                                Year Ended
December 31,

--------------------------------------------------------
                                                           1998
1999              2000
                                                        -------
--------           -------
    Inflation.................................             18.6%
12.3%              8.9%
    Gain from monetary position...............          857,472             6
17,039           414,226

     Generally, these levels of inflation have resulted in lower real prices since we have not been able to increase prices in line with increases in inflation. High levels of inflation have also resulted in higher Peso-based labor and raw material costs. As a result, during the periods under discussion, operating margins and net income have been negatively affected.

     In addition, a component of our "Financing Cost" includes our gain or loss from monetary position which refers to the gains or losses, due to the effects of inflation, from holding net monetary liabilities or assets. A gain from monetary position results from holding net monetary liabilities during periods of inflation as the purchasing power represented by nominal Peso liabilities declines over time. Accordingly, since our monetary liabilities, debt and other payables exceeded our monetary assets, cash, temporary investments and accounts receivable, in 1998, 1999 and 2000 we recorded a gain from monetary position for those periods. This had a non-cash effect on the income statement.

  Exchange Rates

     The table below shows the appreciation and devaluation of the Peso against the U.S. Dollar and the period-end exchange rates for 1998, 1999 and 2000:


  Year Ended December 31,

--------------------------------

1998           1999         2000

----           ----         ----
Peso devaluation (revaluation) against the U.S. Dollar/(1)/.......
22.7%          (4.0%)        1.2%
Mexican inflation (based on changes in NCPI)/(1)/.................
18.6%          12.3%         8.9%
United States inflation (based on changes in CPI*)/(1)/...........
1.6%           2.7%         3.4%
Inflation differential (Mexican vs. U.S.)/(2)/....................
16.7%           9.4%         5.3%
Change in relative value of the Peso to the U.S. Dollar/(2)/......
(5.1%)         12.3%         3.9%

(1) The relevant rates and their indices used to calculate the percentages in the table were as follows:

                                                   NCPI            CPI
Exchange Rate
                                                   ----            ---
-------------
    December 31, 1998.......................       275.04       163.90
  9.8963
    December 31, 1999.......................       308.92       168.30
  9.4986
    December 31, 2000.......................       336.60       174.00
  9.6098

(2) Compounded.

* "CPI" means the United States Consumer Price Index.

     In 1997 and 1998, the Peso devalued against the U.S. Dollar, which devaluation was significant in 1998. A devaluation of the Peso affects our results of operations by increasing our cost of borrowing since the Peso cost of interest payments on our U.S. Dollar indebtedness increases.

     In addition, a devaluation generally benefits Mexican traditional exports and maquiladora exports. Our ability to maintain profitable operations during periods of devaluation has been in large part a result of our strength in marketing to export-oriented customers.

     In 2000, the Peso fluctuated throughout the year, primarily appreciating throughout the year. However, in November and December, the Peso devalued against the U.S. Dollar resulting in a devaluation of 1.2% for the year. A devaluation of the Peso against the U.S. Dollar generally results in our receiving more Pesos for our U.S. Dollar sales but our U.S. Dollar-based costs increase.

     The impact of exchange rate and inflation fluctuations on our interest expense and interest income are reflected in the "Interest Expense" and "Interest Income" components of "Financing Cost."

     In addition, we record a foreign exchange gain or loss with respect to U.S. Dollar-denominated monetary assets or liabilities of our Mexican subsidiaries when the Peso appreciates or depreciates in relation to the U.S. Dollar. Our U.S. Dollar-denominated monetary liabilities, which principally consist of our U.S. Dollar-denominated indebtedness for borrowed money, exceed our U.S. Dollar-denominated monetary assets, which principally consist of U.S. Dollar bank deposits. As a result, we have recorded a foreign exchange loss during each period in which the Peso depreciated in relation to the U.S. Dollar and a foreign exchange gain for each period in which the Peso appreciated in relation to the U.S. Dollar.

  Capacity Utilization

     Our operations have high fixed costs. Accordingly, to obtain low unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate. Our paper mills operated at an average capacity of approximately 98% in 1998, 99% in 1999 and 100% in 2000. We believe that our vertically integrated operations will allow us to maintain high levels of capacity utilization during down cycles. However, we cannot assure you that this will be the case.

  Segment Reporting

     We manage our business on a product basis. Our reportable segments are:

     . Packaging: this segment includes the manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags. This segment includes the operating results of Titan.

     . Paper: this segment includes the manufacturing and selling of containerboard (linerboard, corrugating medium and multi-wall paper), and paper, made from natural and recycled fibers. This segment includes the operating results of Pamex and McKinley Paper.

     . Forest products: this segment includes the manufacturing and selling of plywood and particleboard. This segment includes the operating results of Ponderosa.

     The following table shows our total sales, intersegment sales, sales to third parties, operating income and EBITDA by segment:

                                                                   As of
December 31, 2000

--------------------------------------------------------------------------------
---------

                           Operating Income
                                                                          Sales
to                         -------------------
                                                        Intersegment
------------    Operating          Before Depreciation
                                                       --------------      Third
     -------------        -------------------
                                       Total Sales         Sales
Parties        Income             and Amortization
                                                       --------------
------------  -------------        -------------------
Packaging..........................        4,458,076           68,939
4,389,137        690,355              788,059
Paper..............................        2,923,975        1,744,400
1,179,575        350,383              517,024
Forest products....................          556,072           49,777
506,295         43,901               74,695
Eliminations.......................       (1,863,116)      (1,863,116)
 --             --                   --
                                          ----------       ----------
---------      ---------            ---------
Consolidated total.................        6,075,007               --
6,075,007      1,084,639            1,379,778
                                          ==========       ==========
=========      =========            =========


                                                                   As of
December 31, 1999

--------------------------------------------------------------------------------
---------

                           Operating Income
                                                                          Sales
to                         -------------------
                                                        Intersegment
------------    Operating          Before Depreciation
                                                       --------------      Third
     -------------        -------------------
                                       Total Sales         Sales
Parties        Income             and Amortization
                                                       --------------
------------  -------------        -------------------
Packaging..........................        4,138,630           56,571
4,082,059        635,603              743,681
Paper..............................        2,746,247        1,621,084
1,125,163        357,270              537,594
Forest products....................          682,428           57,646
624,782         99,743              135,219
Eliminations.......................       (1,735,301)      (1,735,301)
 --             --                   --
                                          ----------       ----------
---------      ---------            ---------
Consolidated total.................        5,832,004               --
5,832,004      1,092,616            1,416,494
                                          ==========       ==========
=========      =========            =========

                                                                   As of
December 31, 1998

--------------------------------------------------------------------------------
---------

                           Operating Income
                                                                          Sales
to                         -------------------
                                                        Intersegment
------------    Operating          Before Depreciation
                                                       --------------      Third
     -------------        -------------------
                                       Total Sales         Sales
Parties        Income             and Amortization
                                                       --------------
------------  -------------        -------------------
Packaging..........................        4,329,600          106,457
4,223,143        745,514              871,983
Paper..............................        2,727,960        1,588,583
1,139,377        293,720              460,385
Forest products....................          798,027          124,187
673,840         88,875              129,848
Eliminations.......................       (1,819,227)      (1,819,227)
 --             --                   --
                                          ----------       ----------
---------      ---------            ---------
Consolidated total.................        6,036,360               --
6,036,360      1,128,109            1,462,216
                                          ==========       ==========
=========      =========            =========


     The following is our geographic sales information for the periods indicated:

                                                                         As of
December 31, 2000

--------------------------------------------------------------------
                                                                1998
      1999                   2000
                                                             ----------
   ----------             ----------
Mexico...........................................             6,549,680
    6,095,323              6,293,016
United States....................................             1,305,907
    1,471,982              1,645,107
Eliminations.....................................            (1,819,227)
   (1,735,301)            (1,863,116)
                                                             ----------
   ----------             ----------
Consolidated total...............................             6,036,360
    5,832,004              6,075,007
                                                             ==========
   ==========             ==========

Results of Operations

  Year Ended December 31, 2000 Compared With Year Ended December 31, 1999


     Net Sales. Our net sales increased 4.2% from Ps 5,832.0 million in 1999 to Ps 6,075.0 million in 2000. This increase in net sales is a result of a 1.3% increase in shipments of our products due to a 5% increase in shipments of our packaging products which was offset, in part, by a 1.6% reduction in shipments of our paper products. Sales of our packaging products increased 7.5% from Ps 4,082.1 million in 1999 to Ps 4,389.1 million in 2000. Sales of our paper increased 4.8% from Ps 1,125.2 million in 1999 to Ps 1,179.6 million in 2000, and sales of our forest products decreased 19% from Ps 624.8 million in 1999 to Ps 506.3 million in 2000.

     Cost of Sales. Cost of sales increased 5.7% from Ps 4,308.0 million in 1999 to Ps 4,553.0 million in 2000 primarily due to increases in prices of our principal raw materials, reflecting a negative effect caused by a 1.2% depreciation of the Peso.

     Gross Profit. Our gross profit remained relatively the same, decreasing slightly from Ps 1,524.0 million in 1999 to Ps 1,522.0 million in 2000.

     Selling and Administrative Expenses. Our selling and administrative expenses increased 1.4% as a consequence of an increase of approximately 5.0% in the volume of shipments of packaging products.

     Operating Income. Our operating income decreased slightly, from Ps 1,092.6 million in 1999 to Ps 1,084.6 million in 2000. The decrease in operating income was primarily caused by our increased cost of sales as detailed above. The operating income for the packaging segment increased 8.6% from Ps 635.6 million in 1999 to Ps 690.4 million in 2000, which offset a 1.9% decline in our paper segment operating income which decreased from Ps 357.3 million in 1999 to Ps
350.4 million in 2000. The operating income for the forest products segment decreased 56% from Ps 99.7 million in 1999 to Ps 43.9 million in 2000 due to an increase in our fixed unit costs resulting form an 8.4% decrease in shipments. Notwithstanding the decrease in operating income during 2000, and based on publicly available information, we believe that we have continued to outperform the industry, as our operating margin (net operating income divided by revenues) remained stable around 18% during a year characterized by price, demand and capacity adjustment in the industry worldwide.

     Comprehensive Financing Cost. Our comprehensive financing cost increased from a gain of Ps 200.9 million in 1999 to a loss of Ps 266.5 million in 2000. The main factors for this change were a decrease in interest expense from 1999 to 2000 of approximately Ps 65.7 million as a consequence of a devaluation of the Peso lower than the inflation rate and a significant change from a foreign exchange gain of Ps 264.0 million in 1999 to a foreign exchange loss of Ps 74.5 million in 2000. Interest income increased from Ps 86.0 million in 1999 to Ps
94.1 million in 2000, reflecting a recovery in the Mexican economy that reduced interest rates for investments. Our gain from monetary position decreased from Ps 617.0 million in 1999 to Ps 414.2 million in 2000 due to a lower inflation rate registered in Mexico. We continue to seek to reduce leverage in a manner consistent with strategic objectives.

     Other Expenses. Other expenses decreased from Ps 56.2 million in 1999 to Ps
31.9 million in 2000, mainly due to write-offs of deferred charges.

     Provisions for Taxes and Employee Profit Sharing. Provisions for taxes and employee profit sharing increased from Ps 135.0 million in 1999 to Ps 236.4 million in 2000, primarily as a result of the following: (i) an increase in taxable income, (ii) an amortization of tax loss carry-forward in 1999 which did not occur in 2000, and (iii) in 1999 we had deductions based on an accelerated depreciation which did not occur in 2000. In addition, in 2000 we adopted Bulletin D-4, a full liability method for recognizing deferred income taxes, whereas in prior years we had used a partial liability method. Consequently, our historical effective income taxes may not be indicative of those in future years.

     Net Income.  Our net income decreased from Ps 1,099.3 million in 1999 to Ps
389.6 million in 2000, primarily due to the increase in our comprehensive financing cost. Furthermore, our net income has been materially affected in recent years, both positively and negatively, by exchange gains or losses and by non-cash gains or losses from monetary position.

  Year Ended December 31, 1999 Compared With Year Ended December 31, 1998

     Net Sales. Our net sales, in spite of an increase of approximately 5% in shipments of corrugated containers, decreased 3.4% from Ps 6,036.4 million in 1998 to Ps 5,832.0 million in 1999. This decrease reflects a negative effect caused by a 4% appreciation of the Peso which reduced, in Peso terms, sales made in the United States and sales in Mexico linked to the U.S. Dollar and reflects the fact that the price increases for our products (in Peso terms) were below the inflation rate registered in Mexico during 1999. Sales of our packaging products decreased 3.3% from Ps 4,223.1 million in 1998 to Ps 4,082.1 million in 1999. Sales of our paper products remained relatively the same, decreasing slightly from Ps 1,139.4 million in 1998 to Ps 1,125.2 million in 1999, and sales of our forest products decreased 7.3% from Ps 673.8 million in 1998 to Ps
624.8 million in 1999.

     Cost of Sales. Cost of sales, in spite of price increases in our principal raw materials, decreased 4.0% from Ps 4,487.1 million in 1998 to Ps 4,308.0 million in 1999, reflecting a positive effect caused by a 4% appreciation of the Peso, better operating efficiency in all facilities and higher capacity utilization overall.

     Gross Profit. Our gross profit decreased 1.6% from Ps 1,549.2 million in 1998 to Ps 1,524.0 million in 1999.

     Selling and Administrative Expenses. Our selling and administrative expenses increased 2.4% as a consequence of having McKinley Container fully integrated into our company and an increase of approximately 5% in the volume of shipments of corrugated containers.

     Operating Income. Our operating income decreased by approximately 3.1% from Ps 1,128.1 million in 1998 to Ps 1,092.6 million in 1999. The decrease in operating income was primarily caused by the negative impact on net sales of the appreciation of the Peso. The operating income for the packaging segment decreased 14.7% from Ps 745.5 million in 1998 to Ps 635.6 million in 1999, which offset a 21.6% increase in our paper segment operating income which increased from Ps 293.7 million in 1998 to Ps 357.3 million in 1999. The operating income for the forest products segment increased 12.3% from Ps 88.9 million in 1998 to Ps 99.7 million in 1999 due to a 6.9% increase in shipments.

     Comprehensive Financing Cost. Our comprehensive financing cost decreased from a loss of Ps 1,077.7 million in 1998 to a gain of Ps 200.9 million in 1999. The main factors for this change were a decrease in interest expense from 1998 to 1999 of approximately Ps 93.1 million and as a consequence of the appreciation of the Peso, a significant change from a foreign exchange loss of Ps 1,190.6 million in 1998 to a foreign exchange gain of Ps 264.0 million in 1999. Interest income fell from Ps 114.7 million in 1998 to Ps 86.0 million in 1999, reflecting a recovery in the Mexican economy that reduced interest rates for investments.

     Other Expenses. Other expenses decreased from a gain of Ps 67.2 million in 1998 to a loss of Ps 56.2 million in 1999, mainly due to the amortization of negative goodwill related to the acquisition of McKinley Paper in 1998 and write-offs of other deferred charges in 1999.

     Provisions for Taxes and Employee Profit Sharing. Provisions for taxes and employee profit sharing increased from Ps 19.4 million in 1998 to Ps 135.0 million in 1999, primarily as a result of an increase in current taxes payable, which was related to our foreign exchange gain, and changes in the procedure for the tax consolidation method for our Mexican subsidiaries. The changes in the procedure of the tax consolidation method consist of applying 60% of the subsidiaries' profits or losses for tax consolidation purposes rather than 100% as was done in the past.

     Net Income. Our net income increased from Ps 109.2 million in 1998 to Ps 1,099.3 million in 1999, primarily due to a decrease in comprehensive financing cost. Our net income has been materially affected in recent years, both positively and negatively, by exchange gains or losses and by non-cash gains or losses from monetary position.

Liquidity and Capital Resources

  Sources and Uses of Cash

     Our principal sources of liquidity have historically consisted of net cash generated by our operating activities, corporate borrowings under working capital facilities, issuances of debt and equity securities and equity contributions. Our management believes the funding available to it from these and other sources will be sufficient to satisfy our working capital and debt service requirements for the foreseeable future.

     At December 31, 2000, we had cash and temporary investments totaling Ps
620.1 million. We invest our cash balances primarily in short-term Peso-denominated instruments issued by major Mexican banks. As of December 31, 2000, our short-term debt totaled approximately Ps 383.4 million.

     Net resources generated from operating activities were Ps 947.3 million in 2000 and Ps 1,332.7 million for 1999. We had a decrease in inventories of Ps
146.2 million due to better efficiency between our shipments and our production, and an increase in other assets of Ps 31.1 million in 2000. These increases were partially offset by a decrease in accounts receivable of Ps 119.8 million due to lower sales, and a decrease in accounts payable of Ps 210.6 million due to a decrease in inventory.

     Net resources used in investing activities were Ps 393.7 million in 2000, and Ps 177.2 million in 1999, respectively.

     Net resources used in financing activities were Ps 626.5 million in 2000 compared with Ps 1,577.0 million in 1999.

     The source of the net resources used in investing and financing activities were generated mainly by operating activities.

     The net resources used in financing activities were mainly due to the appreciation of the Peso versus the Dollar, which resulted in a decrease in indebtedness by Ps 625.5 million. In addition, we reduced our bank debt by US$14 million.


  Investing activities                                  Financing activities
 (in millions of Pesos)                                (in millions of Pesos)


Atenquique (upgrade)          Ps   23.9                 Bank Debt Reduction
                        Ps 134.5
Tepatitlan (acquisition)          145.0                 Debt reduction (by peso
appreciation)               124.2
Indutrias Centauro (upgrade)      114.5                 Debt Reduction
                           367.8
Titan (equipment)                  35.0                 (in constant pesos by
Inflation)
Mckinley Paper (capex)              8.6
                     -----------
                            -----------
                Total   Ps 626.5
                              Ps  327.8
Other asset                   Ps   65.8
                            -----------


     Although our interest expense has decreased primarily due to the effect from the constant Peso restatement process, the overall interest rates on our total indebtedness remained at 11.8% in 1998, 1999 and 2000.

     Because a large proportion of our sales are priced in U.S. Dollars, or priced in a manner linked to the value of the U.S. Dollar, we generally do not hedge our exposure to movements in foreign currency.

  Indebtedness

     In recent years, we have attempted to increase the stability of our balance sheet by lengthening the maturity of our debt obligations.

     As of December 31, 2000, our total debt was Ps 5,432.4 million (US$565.3 million), consisting of Ps 383.4 million (US$39.9 million) in short-term debt.

     In February 2001, Corporacion Durango conducted a cash tender offer for all of our US$180 million notes due August 2006. We have defeased all of the notes that were not tendered in the cash tender offer. In connection with this cash tender offer, Corporacion Durango made us an intercompany loan of $180 million, bearing annual interest at 13-1/8%, payable semi-annually.

    Bank Debt

     As of December 31, 2000, excluding our indebtedness under our 12-5/8% notes due 2003 (the "GID 2003 Notes"), primarily all of our outstanding indebtedness was bank debt. The following table sets forth the maturity profile of our long-term debt, in millions, including the GID 2003 Notes, as of December 31, 2000:

                                                               After
                 2002           2003              2004          2004
                -----          -----             -----        -------
Ps              460.3          299.6             295.8        1,590.7
US$              47.9           31.2              30.7          165.5

     We have extended the maturity of substantially all of our bank debt that was due in 2000 to 2004 and repaid the remainder. We have Ps 903.3 million (US$94.0 million) of indebtedness owed to Banamex, S.A. de C.V. ("Banamex") which matures in 2004. This loan has a floating interest rate of LIBOR (as defined below) plus 2.8%.

     In addition, as of December 31, 2000, we had a Ps 384.4 million (US$40.0 million) loan from The Chase Manhattan Bank which matures in 2002 and that has an interest rate of LIBOR plus 1.5%.

     GID 2003 Notes
     --------------

     We have US$250.0 million of notes outstanding due in July 2003, bearing interest at 12-5/8% per annum, payable semi-annually. The GID 2003 Notes were issued under an indenture that restricts our ability to incur additional debt, pay dividends or make investments, issue capital stock, enter into transactions with affiliates, create leases and sell assets. The GID 2003 Notes are senior, unsecured obligations of our company.

  Capital Expenditures

     We have implemented a capital investment program to help our overall operations. We have implemented a series of measures to increase capacity, improve efficiency and bring our plants into proper compliance with environmental regulations. Our capital expenditures amounted to Ps 962.4 million (US$100.1 million) in 1998, Ps 107.3 million (US$11.2 million) in 1999, and Ps
327.8 million (US$34.1 million) in 2000. Our capital expenditures relating to environmental matters amounted to Ps 43.2 million (US$4.5 million) in 1998, Ps
24.2 million (US$2.5 million) in 1999, Ps 7.8 million (US$0.8 million) for 2000 and are estimated at Ps 9.5 million (US$1.0 million) for 2001 and Ps 9.5 million (US$1.0 million) in 2002.

     We have a total capital expenditure budget of Ps 201.8 million (US$21 million) for 2001 and Ps 182.6 million (US$19 million) for 2002. We are concentrating on capacity expansion in paper, on new converting plants, on environmental spending to ensure compliance, and on upgrading technology. We expect to finance our capital expenditure plan with internally generated cash revenues and some supplier financing. No assurance can be given that we will be able to meet our capital expenditure budget.

Differences Between Mexican GAAP and U.S. GAAP

     Our audited consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are negative goodwill, deferred income tax, employees' statutory profit sharing, Bulletin B-15 restatement and fixed asset restatement. Each of these differences affects both net income (loss) and stockholders' equity. Net income under U.S. GAAP was Ps 1,625.0 million, Ps 259.4 million, Ps (159.6) million, Ps 1,925.7 million and Ps 6.1 million for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, respectively. See Note 20 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

     Mexican GAAP financial statements recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

     New Accounting Pronouncements under Mexican GAAP.   Effective January 1,
2000, we adopted the provisions of the revised Bulletin D-4, "Accounting Treatment of Income Tax, Asset Tax and Employees Profit Sharing." The new Bulletin D-4 changes the accounting treatment from the partial liability method to the full asset and liability method, requiring the recognition of the deferred tax effects for the temporary differences between accounting and tax values of assets and liabilities. In accordance with the new Bulletin D-4, the net cumulative effect required the recognition of a net liability for deferred income tax and employees' statutory profit sharing of approximately Ps 2,390,589 and a charge to stockholder's equity in the same amount.

     In August 2000, the Mexican Institute of Public Accountants ("MIPA") issued Bulletin B-4, "Comprehensive Income", to become effective January 1, 2001. This Bulletin sets forth new guidelines for reporting and disclosing comprehensive income and its components. Based on this Bulletin, comprehensive income will include net income of the year and other items which, in accordance with other bulletins, are recorded directly in stockholders' equity and which are not capital contributions, reductions or distributions of capital.

     Effective January 1, 2001, Bulletin C-2, "Financial Instruments", issued by the MIPA gives new rules for recording those instruments in the accounting. It requires recording assets or liabilities in the balance sheet, valued at their fair value. The most significant effect which will be derived from adopting this pronouncement is related with recording the "equity swap" contracts in the balance sheet, as further described in Note 10 to our audited consolidated financial statements.

     New Accounting Pronouncements under U.S. GAAP.   During June 1999, the
Financial Accounting Standards Board issued SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133," which defers the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to fiscal years beginning after June 15, 2000. SFAS 133 establishes a new model for the accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. We do not believe that the adoption of this statement will significantly affect our financial position or results of operations.

     In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. We do not expect the adoption of this statement to have a material impact on our audited consolidated financial statements.

     In December 1999, the SEC issued staff accounting Bulletin 101 ("SAB 101"), "Revenue Recognition in Financial Statement" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements which have been presented on a basis that is consistent with the provisions of SAB 101 for all periods presented. The implementation of SAB 101 had no effect on our audited consolidated financial statements.


Item 6.  Directors, Senior Management and Employees.

Board of Directors and Executive Officers

     Our board of directors is responsible for the management of our business. Our by-laws (estatutos sociales) provide that the board of directors will consist of the number of directors and alternate directors elected by our stockholders at the annual ordinary general meeting, each of whom is elected for a term of one year.

     Pursuant to our by-laws, alternate directors are appointed by our stockholders to serve on the board of directors in place of directors who are unable to attend meetings. If a member of our board is absent from a meeting, one of our alternate directors is called to serve as a director for such meeting in the order provided by the stockholders. If the stockholders do not provide an order, the alternate director is chosen indistinctly by the board. Even when alternate directors are not substituting for a director, they are invited to attend all board meetings.

     Our board of directors includes 10 directors, of whom four are independent directors, and 10 alternate directors.

     Our executive officers are appointed by the board of directors and serve until their successors have been appointed and take office.

     The table below sets forth the members of our board of directors and our executive officers:

                Name                                             Current Title
              Since
                ----                                             -------------
              -----
Miguel Rincon.......................  Chairman of the Board and Chief Executive
Officer          1982
Jose Antonio Rincon.................  Vice-Chairman and Chief Operating Officer
                1982
Mayela Rincon de Velasco............  Vice-President and Chief Financial Officer
                1986
Jesus Rincon........................  Director
                1998
Wilfrido Rincon.....................  Director
                1999
Ignacio Rincon......................  Director
                1999
Angel Del Palacio...................  Director
                2001
Alfonso Fernandez De Castro.........  Director
                2001
Buenaventura G. Saravia.............  Director
                2001
Roberto Isaac Hernandez.............  Director
                2001

Alternate Directors:
Prudencio Calderon..................  Alternate Director
                2001
                                      U.S. Managing Director
                1997

Jesus Romo Carrasco.................  Alternate Director
                2001
                                      Controller
                1988

Martin Rincon Arredondo.............  Alternate Director
                2001

Arturo Diaz Medina..................  Alternate Director
                2001
                                      Financial Manager
                1998

Gustavo Peyro Medina................  Alternate Director
                2001
                                      Audit and Systems Manager
                1996

Raul Catano.........................  Alternate Director
                2001
                                      General Manager-Titan Central Division
                1993

Victor Manuel Sanchez...............  Alternate Director
                2001
                                      Financial Manager-Titan Group
                1993

Juan Montufar.......................  Alternate Director
                2001
                                      General Manager-Industrias Centauro
                1995

Javier Bermea.......................  Alternate Director
                2001
                                      General Manager-Titan North Division
                1993

Ignacio Parra Rivera................  Alternate Director
                2001
                                      General Manager-Titan West Division
                2001

Executive Officers:

Gustavo Peyro Medina................  Audit and Systems Manager
                1996

Arturo Diaz Medina..................  Financial Manager
                1998

Jesus Romo Carrasco.................  Controller
                1988

Gabriel Villegas....................  Secretary of the Board and Legal Counsel
                1987


          Miguel Rincon, Jose A. Rincon, Jesus Rincon, Ignacio Rincon, Wilfrido Rincon, Mayela R. de Velasco and Martin Rincon are siblings.

          Miguel Rincon has been Chairman of the Board and Chief Executive Officer of our company since 1982. He has been an active member of a number of organizations in Mexico related to our industry, such as the National Chamber for the Pulp and Paper Industry, the Por Mexico Group, an association of business leaders from all sectors, and the National Commission on Commercial Agriculture (Comision Nacional Agropecuaria y Comercial). He currently serves on a number of corporate boards in the United States and Mexico, including Banamex, one of the largest Mexican banks, and The Chase Manhattan Bank de Mexico, S.A. de C.V.

          Jose Antonio Rincon has been Vice-Chairman and Chief Operating Officer of our company since 1982. Since 1988, he has been a member of the National Chamber for the Pulp and Paper Industry. From 1990 to 1998, he served as director of Banco Santander, S.A. de C.V.

          Mayela Rincon de Velasco has been Vice-President and Chief Financial Officer of our company since 1982. From 1987 to 1994, she worked as a professor of international finance in the Durango State University (Universidad Juarez del Estado de Durango). She is a member of the Association of Public Accountants (Colegio de Contadores Publicos). She is also a member of the philanthropic board of the General Hospital of Durango (Hospital General de Durango).

          Jesus Rincon has been a director of our company since 1987. Since 1997, he has worked as the general manager of Porteadores de Durango as well as the general manager of Ponderosa. From 1995 to 1997, he served as the development manager of our company. He is an active member of the National Association of Particleboard Manufacturers and the Forest Industry Association.

          Wilfrido Rincon has been a director of our company since 1987. Since 1998, he has been the general manager of the paper division of Pamex. From 1997 to 1998, he served as general manager of Ponderosa. From 1994 to 1996 he worked as development manager of our company. He also serves as president of the National Chamber of the Forestry Industry and vice-president of National Chamber for the Pulp and Paper Industry. He is an active member of the National Council for Forestry (Consejo Consultivo Forestal Nacional).

          Ignacio Rincon has been a director of our company since 1987. Since 1998, he has been the general manager of Empresas Titan. From 1998 to 1999, he worked as the marketing manager of Empresas Titan. From 1994 to 1997, he worked as the planning manager of our company. He is currently an active member of the Association of Technicians in Pulp and Paper (Asociacion de Tecnicos de la Celulosa y del Papel).

          Martin Rincon has been a director of our company since 1989. Since 1998, he has been a commercial manager of Grupo Pipsamex. From 1997 to 1998, he worked for McKinley Paper as financial manager. From 1995 to 1997, he served as supply manager of the Corporacion de Papeles Mexicanos. He served as vice-president for the National Chamber for the Pulp and Paper Industry in 1999. He currently serves on the board of directors of the National Association of Paper Distributors (Asociacion Nacional de Distribuidores de Papel) and the National Book Association (Asociacion Nacional del Libro).

     Jesus Romo has been the Controller of our company since 1988. He is a professor of accounting and statistics at Durango State University (Universidad Juarez del Estado de Durango). Since 1978 he has been an active member of the Association of Public Accountants (Colegio de Contadores Publicos).

     Gustavo Peyro Medina was Manager of the Controller and Audit Department of our company from 1992 to 1999. He has also been Audit and IT manager of our company since 1996. From 1985 to 1989 he was professor at Durango State University (Universidad Juarez del Estado de Durango). Since 1983 he has been an active member of the Mexican Institute of Public Acountants (Instituto Mexicano de Contadores Publicos) and also of the Association of Public Accountants (Colegio de Contadores Publicos). He is an active member of the Institute of Internal Auditors, Inc.

     Arturo Diaz Medina has been the Finance and Planning Managing Director of our company since 1998. He had been involved in other finance and operation positions from 1994 to 1998 in two of our paper mills. Prior to joining our company he was head of the finance and commercial areas of an autoparts company based in Durango, Mexico. Since 1990 he has been an active member of the Association of Public Accountants (Colegio de Contadores Publicos).

     Gabriel Villegas has been Secretary of the Board and Legal Counsel of our company since 1987. As Legal Counsel he was involved in corporate and labor matters of our company. In 1993 he was appointed General Counsel and has participated in every share or asset acquisition made by us, in the issuance of shares and debt both in Mexico and in the United States, and in the preparation and execution of financial and other material agreements. He served as member of the Legal Committee of the National Chamber for the Pulp and Paper Industry.

  Independent Members of the Board


     Alfonso Fernandez de Castro Mr. Fernandez de Castro is one of the most experienced entrepreneurs in the Mexican Forest Industry. He is the founder and General Manager of Grupo Forestal Alfa, one of the main companies in the Mexican forest industry.

     Buenaventura G. Saravia Mr. Saravia is a cattle breed entrepreneur and the General Manager of Empresas la Punta, one of the principal exporters of cattle from Mexico to the United States. He has a bachelors degree in business from the Monterrey Institute of Technology (ITESM).

     Angel Del Palacio Mr. Del Palalcio is a services sector entrepreneur and the General Manager of several automobile dealers in the north of Mexico. He has a bachelors degree in business and an MBA from the Monterrey Institute of Technology (ITESM).

     Roberto Isaac Hernandez Mr. Isaac Hernandez is a services sector entrepreneur and the General Manager of a chain of gas stations and supermarkets in the north of Mexico. He has a bachelors degree in economics from the Monterrey Institute of Technology (ITESM) and an MBA from the Notre Dame University in France.

                 There are no service contracts providing for benefits upon termination of employment of any of our directors.

Statutory Auditor

          Under our by-laws in accordance with Mexican law, our annual stockholders' meeting has to elect at least one statutory auditor (comisario) and a corresponding alternate statutory auditor. The primary role of a statutory auditor is to report to our stockholders at the annual ordinary general meeting of stockholders regarding the accuracy of the financial information presented to our stockholders by our board of directors. Subject to terms and conditions, a statutory auditor is also authorized (i) to call ordinary or extraordinary general meetings, (ii) to place items on the agenda for meetings of stockholders or our board of directors, (iii) to attend meetings of stockholders and of our board of directors and (iv) generally to inspect the affairs of the Company. Since 2000, the statutory auditor is Raul Guerra Rodriguez, and the alternate statutory auditor is Carlos Orozco Renteria.

Compensation of Directors and Officers

          Directors receive no compensation in their capacity as directors. The aggregate amount of compensation paid by us to our officers during 2000 was Ps
10.6 million. In 2001, we expect that the aggregate amount of compensation paid to this group will total approximately Ps 11.7 million.

          We have established a bonus plan for the key management of our company and our subsidiaries. For this purpose, a trust controlled by members of the Rincon family was established in 1994 to purchase 100,000 Series A Shares, representing approximately 0.2% of the total number of Series A Shares outstanding. From 1995 to 1996, some individuals received a share-based bonus of Series A Shares pursuant to this plan. After five years, each individual can elect to retain the Series A Shares or can exercise the option to sell the Series A Shares in the open market. The holders of our 1995 assignment of Series A Shares under this plan will make their election this year. The exercise price will be the higher of the book value of the Series A Shares or the market price of the Series A Shares at the time the options are exercised. The other terms of the options will be established by the controlling committee of the trust at the time the options are exercised. As of June 15, 2001, 65,563 options have been granted pursuant to this plan.


Remuneration Committee

     We have established a remuneration committee whose main functions are to:
(i) recommend individuals to serve as chairman of our board of directors and as main officers of our company; (ii) suggest criteria to evaluate officers in accordance with general outlines prepared by the board of directors; and (iii) analyze and submit to the board of directors the remuneration structure for the main officers of our company.

     The remuneration committee may be comprised of three to seven members of the board of directors designated by the shareholders. The current members of the remuneration committee are Angel Del Palacio, Buenaventura G. Saravia and Mayela R. de Velasco.

     The remuneration committee must report to the board of directors at least twice a year and at any other time the committee finds appropriate or becomes aware of any material information. The remuneration committee acts and adopts all resolutions by majority vote.

     Our company's statutory auditor is invited to each meeting of the remuneration committee but has no voting power.


Audit Committee

     We have established an audit committee whose main functions are to: (i) recommend external auditors to the board of directors; (ii) recommend the terms and conditions of the services provided by the external auditors; (iii) supervise the work of external auditors; (iv) make sure that the external auditors are independent; (v) serve as an intermediary between the board of directors and the external auditors; (vi) review and submit to the board of directors the basis for financial information; (vii) review the working plan, communications and audit reports and inform the board of directors of the results; (viii) help implement and evaluate the effectiveness of the internal control system and annual internal audit programs; (ix) coordinate internal, external and statutory auditing; and (x) verify compliance with statutes and regulations applicable to our company.

     The audit committee may be comprised of three to seven members of the board of directors designated by the shareholders. The current members of the audit committee are Alfonso Fernandez De Castro, Roberto Isaac Hernandez and Mayela R. de Velasco.

     The audit committee must report to the board of directors at least twice a year and at any other time the committee finds appropriate or becomes aware of any material information. The audit committee acts and adopts all resolutions by majority vote.

     Our company's statutory auditor is invited to each meeting of the audit committee but has no voting power.


Our Employees

     At December 31, 2000, we had approximately 7,769 employees (7,429 in Mexico and 340 in the United States) and approximately 70% of our work force was unionized. We have not experienced any work stoppages in our facilities or those of our subsidiaries, other than a strike at our Atenquique mill which lasted nine days in July 1998 and was resolved by contract renegotiations. We currently have good relations with our employees at all our facilities.

     On April 26, 2001, we temporarily shut down one of the Pamex mills in Atenquique. The plant represented 1.3% of our third party sales and 1.2% of our operating income in 2000. We took this step in order to modify the plant's expensive and non-productive labor contract which has caused us to have twice the labor cost per ton at that plant than at our other similar linerboard mills in Mexico. Based on our current negotiations with the labor union, we expect the mill will be reopened by the third quarter of 2001.

                 The following chart shows the number of employees in Mexico and the United States for the periods indicated:

Employees at the end of the period
----------------------------------
           1998                                      1999
  2000
          7,614                                     8,717
 7,769

Employees in Mexico
-------------------

           1998                                      1999
  2000
          7,334                                     8,395
   429

Employees in United States
---------------------------
           1998                                      1999
  2000
            280                                       322
   340

TEMPORARY
---------
           1998                                      1999
  2000
          1,219                                     1,251
 1,046


Item 7.  Major Shareholders and Related Party Transactions.

General

     We have a single class of common stock, represented by the Series A Shares. The shareholders who are presently part of our management (the "Management Shareholders") currently own, directly or indirectly, through their ownership in Corporacion Durango and Administradora Corporativa y Mercantil, approximately 87.19% of the issued and outstanding Series A Shares and have the power to elect substantially all directors and control the Company. In early 2000, the Management Shareholders voted to elect ten directors of which four are independent directors and ten alternate directors.

     Our total authorized and issued share capital as of December 31, 2000 consisted of Ps 808.14 million. Currently, we have authorized and issued 53,832,867 Series A shares, with no par value and having one vote per share.

     The following table sets forth current information with respect to the beneficial ownership of our common stock as of June 15, 2001 by:

     . each person known by us to beneficially own more than 5%, in the aggregate, of the outstanding shares of our common stock; and

     .    all board members and executive officers as a group.


                                 Owner
Shares Owned       Percent of Class(1)
                                 -----
------------       -------------------
Corporacion Durango, S.A. de C.V. (2)...................................
31,866,945                 59.20%
Administradora Corporativa y Mercantil, S.A. de C.V (2).................
15,068,000                 27.99%
Nacional Financiera, S.N.C., as Trustee (3).............................
4,203,738                  7.81%
Stock Option Trust (4)..................................................
 58,784                  0.11%
Others (5)..............................................................
2,635,400                  4.89%

----------                ------
Total of members of board of directors and executive officers as a group(6)...............................................................
 11,499                  0.02%

----------                ------
Total...................................................................
53,832,867                100.00%

==========                ======

_____________________________
(1) Percentages are based on 53,832,867 outstanding Series A Shares as of June 15, 2001.

(2) On March 28, 2000, Corporacion Durango acquired 31,807,700 Series A Shares owned by the Management Shareholders and held in trust. On March 30, 2000, Administradora Corporativa y Mercantil acquired 15,068,000 Series A Shares in various transactions effectuated electronically through the Mexican Stock Exchange. Corporacion Durango and Administradora Corporativa y Mercantil are owned by the Management Shareholders.

(3) Nacional Financiera, S.N.C. ("NAFIN") acts as trustee of Series A Shares, represented by CPOs which are, in turn, represented by ADSs. See "Item 10. Additional Information."

(4) Stock option plan covering certain officers of our company. See "Item 6. Directors, Senior Management and Employees."

(5) Primarily Mexican public holders. In July 1996, we issued 7,068,190 Series A Shares to the minority public shareholders of GIA, in exchange for their GIA shares. As a result of this transaction, we received approval from the Mexican National Banking and Securities Commission ("CNBV") to delist GIA from the Mexican Stock Exchange.

(6) This figure includes 11,323 shares which are counted as part of the Stock Option Trust, referred to above, and 176 shares which are included in the "Others" item, referred to above.

     Except as set forth above, we are not aware of any person who, directly or indirectly, owns 5% or more of outstanding Series A Shares.

     There has been no significant change in percentage ownership by any major shareholder in the last three years other than the March 28, 2000 acquisition by Corporacion Durango of 31,807,700 Series A Shares and the March 30, 2000 acquisition by Administradora Corporativa y Mercantil of 15,068,000 Series A Shares.

Voting Trust

     In July 1994, immediately prior to our initial public offering of Series A Shares, the Management Shareholders contributed 31,807,700 Series A Shares owned by them to a voting trust (the "Trust"). Prior to March 28, 2000, Banamex, the trustee of the Trust, was the record holder of the Series A Shares contained therein. The Trust was scheduled to expire on July 19, 2019. Under the Trust agreement, Banamex exercised voting rights pertaining to the Series A Shares contained therein according to the instructions of a technical committee comprised of the Management Shareholders. The instructions to Banamex were decided by members of the technical committee representing a majority of the interest in such Series A Shares.

     On March 28, 2000, the 31,807,700 Series A Shares owned by the Management Shareholders and held in the Trust were acquired by Corporacion Durango. As a result of the sale of the entire Series A Shares formerly held by the Management Shareholders in the Trust, the Trust was terminated.

Related Party Transactions

      From time to time, we enter into arm's length transactions with Grupo Pipsamex, DPC and Lineas Aereas Ejecutivas de Durango, S.A. de C.V., owned and controlled by the Rincon family, which are not considered material.

Item 8.  Financial Information.

      See Item 18. Financial Statements.


Legal Proceedings

     We are party to various legal proceedings in the ordinary course of our business. We do not expect any proceeding, if determined adversely against us, individually or in the aggregate, to have a material adverse effect on the results of our operations or our financial condition.

Dividend Policy

     We do not intend to pay dividends on our capital stock, including the Series A Shares. We have not paid any dividends in the past five years. The declaration, amount and payment of dividends are determined by a majority vote of the shareholders, including holders of the Series A Shares, at our annual ordinary shareholders' meeting, generally on the recommendation of the board of directors, and will depend on our results of operations, financial condition, cash requirements, the ability of our subsidiaries to pay cash dividends to us, future prospects and other factors deemed relevant by our shareholders. Our ability to declare and pay dividends is presently restricted under the terms of our long-term notes, which mature in 2003.

Significant Changes

     No significant change has occurred since the date of the audited consolidated financial statements included in the annual report.


Item 9.  The Offer and Listing.

     The Series A Shares are listed on the Mexican Stock Exchange. Since July 21, 1994, our American Depositary Shares ("ADSs") have been listed on the New York Stock Exchange. The ADSs are issued by The Bank of New York, as depositary (the "Depositary"). Each ADS represents two CPOs issued by NAFIN as trustee (the "CPO Trustee") for a Mexican trust (the "CPO Trust"). Each CPO represents a financial interest in one Series A Share held in the CPO Trust. The ADSs are also quoted through the Stock Exchange Automated Quotation System ("SEAQ International") of the London Stock Exchange.

     It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. persons.

Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operation in the early 1900s and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation, the shares of which are held by 27 brokerage firms. The firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through an automated system called "Sistema Electronico de Negociacion de Transacciones, Registro y Asignacion" (Electronic Exchange System for Registered or Assigned Transactions, or "SENTRA"), between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Trades in securities listed on the Mexican Stock Exchange may, subject to certain requirements, also be effected off the Mexican Stock Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Mexican Stock Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. Under current regulations, such suspension procedures do not apply to securities, such as the Series A Shares, that are directly or indirectly (for example, through ADSs) quoted on a stock exchange or market quotation system outside Mexico.

     Settlement takes place two business days after a transaction involving the purchase or sale of shares is completed on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores ("Indeval"), a privately-owned central securities depositary that acts as a clearinghouse, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, thereby eliminating the need for physical transfer of securities.

     The Mexican Stock Exchange is one of Latin America's two largest exchanges by market capitalization, but it remains relatively small and illiquid compared to major world markets. In December 2000, the five largest traded equity issues (measured by market capitalization) represented approximately 41% of the total value of equity issues traded on the Mexican Stock Exchange. Although there is substantial participation by the public in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by approximately 60 institutional investors. There is no formal over-the-counter market for securities in Mexico.

     Holders of ADSs have no voting rights with respect to the underlying CPOs or Series A Shares. Voting rights with respect to the Series A Shares held in the CPO Trust will be exercised by the CPO Trustee, which is required to vote the underlying Series A Shares in the same manner as the majority of the Series A Shares that are not so held and that are voted at the relevant shareholders' meeting.

     Our ADSs were listed on the New York Stock Exchange on July 21, 1994. The following table sets forth the annual high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for our five most recent financial years:


                                       High                Low
                                       ----                ---

1996                                  48.50              38.80
1997                                  69.00              51.20
1998                                  30.00              22.00
1999                                  58.00              38.00
2000                                  48.00              31.00

     The following table shows the annual high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for our five most recent financial years:

                                       High                Low
                                       ----                ---

1996                                 12.875              9.750
1997                                 17.750             12.000
1998                                  5.500              4.060
1999                                 11.875              7.000
2000                                  6.063              5.938

     The following table sets forth the quarterly high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for our two most recent full financial years and for the first quarter of 2001:



                                       High                Low
                                       ----                ---
1999
  First Quarter                       37.00              23.00
  Second Quarter                      51.00              36.00
  Third Quarter                       53.50              32.90
  Fourth Quarter                      58.00              38.00


2000
  First Quarter                       60.00              47.00
  Second Quarter                      51.00              38.00
  Third Quarter                       48.00              33.00
  Fourth Quarter                      48.00              31.00


2001
  First Quarter                       50.00              29.00


     The following table shows the quarterly high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for our two most recent full financial years and for the first quarter of 2001:


                                       High                Low
                                       ----                ---

1999
  First Quarter                       7.880              4.130
  Second Quarter                     10.688              7.375
  Third Quarter                      11.563              6.750
  Fourth Quarter                     11.875              7.000

2000
  First Quarter                      13.250              9.250
  Second Quarter                      9.500              9.375
  Third Quarter                       6.875              6.750
  Fourth Quarter                      6.063              5.938

2001
  First Quarter                       6.203              6.109

     The following table sets forth the monthly high and low market prices (in nominal Pesos) for the Series A Shares as reported by the Mexican Stock Exchange for the most recent six months:



                                       High                Low
                                       ----                ---

May 2001                              27.60              20.45
April 2001                            26.00              21.10
March 2001                            50.00              29.00
February 2001                         50.00              29.20
January 2001                          48.00              29.10
December 2000                         48.00              31.00


     The following table shows the monthly high and low market prices per ADS (in U.S. Dollars) as reported by the New York Stock Exchange for the most recent six months:


                                      High                Low
                                      ----                ---

May 2001                             5.047              4.953
April 2001                           5.297              5.156
March 2001                           6.203              6.109
February 2001                        6.250              6.047
January 2001                         6.000              5.875
December 2000                        6.063              5.938

Item 10.                             Additional Information.

Limitations Affecting ADS Holders

     Holders of ADSs and CPOs have no voting rights with respect to the underlying Series A Shares. Voting rights with respect to the Series A Shares held in the CPO Trust are exercised by the CPO Trustee, which is required to vote the underlying Series A Shares in the same manner as the majority of the Series A Shares that are not so held and that are voted at the relevant meeting.

     Mexican law places certain restrictions on non-Mexican ownership of the common stock of Mexican companies. Our by-laws prohibit ownership of Series A Shares by foreign investors. Any acquisition of Series A Shares in violation of such provision would be null and void under Mexican law and such Series A Shares would be canceled and our share capital accordingly reduced. Non-Mexican nationals may, however, hold financial interests in shares through the CPOs issued under the CPO Trust.

     Whenever a shareholders' meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw from the Company and receive an amount equal to the book value of its shares (in accordance with our latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved. Because the CPO Trustee is required to vote the Series A Shares held in the CPO Trust in the same manner as the holders of a majority of the Series A Shares that are not held in the CPO Trust and that are voted at the relevant meeting, appraisal rights will not be available to holders of CPOs or ADSs.

Exchange Controls

     The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or other currencies, and vice versa. However, prior to 1991 some forms of exchange control were in effect, and there can be no assurance that the Mexican government will not reinstate a restrictive exchange control policy in the future. The imposition of such a policy in the future might impair our ability to obtain or transfer U.S. Dollars in respect of any interest and principal payments due on our indebtedness, and it could also have a material adverse effect on our business and financial condition.

Mexican Income Taxation

     The following general summary of material Mexican tax consequences of the purchase, ownership and disposition of Series A Shares, ADSs and CPOs is based on the advice of White & Case, LLP. The tax treatment of a holder of the Series A Shares or the Series A Shares represented by ADSs and CPOs may vary depending upon the particular situation of the holder.

     The following summary of the principal consequences under Mexican law, as currently in effect, and of the Treaty (defined below) is limited to an investment in CPOs and ADSs by a holder who is not a resident of Mexico and who will not hold CPOs or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico (a "Foreign Holder"). For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her home in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a fiscal year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if its principal administrative office is located in Mexico. A Mexican citizen or legal entity with its domicile in Mexico and established under Mexican law is presumed to be a resident of Mexico unless such person or entity can demonstrate the contrary. A permanent establishment or fixed base of a non-Mexican person will be regarded as a resident of Mexico, and such permanent establishment or fixed base will be required to pay taxes in Mexico with respect to income attributable to such permanent establishment or fixed base in accordance with applicable law.

     This summary is based upon the tax laws and treaty obligations of Mexico as in effect on the date of this annual report, which are subject to change. Prospective purchasers of ADSs are urged to consult their own tax advisors as to the Mexican or other tax consequences of the purchase, ownership and disposition of Series A Shares or Series A Shares represented by ADSs and CPOs, including, in particular, the effect of any foreign, state or local tax laws.

     The United States and Mexico are parties to an income tax treaty and accompanying protocol (the "Treaty") that generally became effective on January 1, 1994. In general, the Treaty does not have adverse effects on holders of ADSs, Series A Shares or CPOs.

Taxation of Dividends

   Under Mexico's Income Tax Law, dividends, either in cash or in kind, paid with respect to Series A Shares underlying the CPOs and ADSs to a Foreign Holder will be subject to a 5% Mexican withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385, which produces a net effect of approximately 7.7%. In accordance with rules issued by the Ministry of Finance and Public Credit (Secretaria de Hacienda y Credito Publico), the applicable factor is 1.515 for profits resulting from the previously tax net earnings account (cuenta de utilidad fiscal neta or CUFIN) at December 31, 1999. A Mexican corporation will not be subject to any tax if the amount maintained in its previously reinvested taxed net earnings account (cuenta de utilidad fiscal neta reinvertida or CUFINRE, required for corporations that have elected to defect a portion of their income taxes) and CUFIN exceeds the dividend payment to be made. However, corporations that have elected to defer their income taxes are required to pay such deferred taxes by applying the rate of 5% (3% during 1999) to the amount of the dividend multiplied by a factor of 1.5385. Mexican corporations must first exhaust the balance in their CUFINRE before they can utilize CUFIN balances.

Taxation of Capital Gains

     The sale or other disposition of ADSs by a Foreign Holder will not be subject to Mexican tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican tax or transfer duties.

     The sale or other disposition of Series A Shares or CPOs by a Foreign Holder will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other securities market approved by the Ministry of Finance and Public Credit (Secretaria de Hacienda y Credito Publico). Sales or other dispositions of Series A Shares or CPOs made in other circumstances would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Treaty, a Foreign Holder that is eligible to claim the benefits of the Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Series A Shares or CPOs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as such holder did not own, directly or indirectly, 25% or more of the outstanding shares of the Company (including
ADSs) within the 12-month period preceding such sale or other disposition.

Other Mexican Taxes

     A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of CPOs or ADSs; provided, however, that gratuitous transfers of CPOs may in certain circumstances result in the imposition of a Mexican federal gift tax upon the recipient. There are no Mexican stamp, issue, registration or similar taxes payable by a Foreign Holder with respect to the CPOs or ADSs.

United States Federal Income Taxation

   The following is a summary of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Series A Shares or ADSs. This summary addresses only the United States federal income tax considerations of holders that will hold Series A Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received Series A Shares or ADSs as compensation for the performance of services, persons that will hold Series A Shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes, persons that have a "functional currency" other than the U.S. Dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of the Company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Series A Shares or ADSs. This summary
(i) is based on the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report and (ii) is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

   The United States Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by United States holders of such receipts or shares. Accordingly, the analysis regarding the sourcing rules described below for United States foreign tax credit purposes could be affected by future actions that may be taken by the United States Treasury Department.

   For purposes of this summary, a "United States Holder" is a beneficial owner of Series A Shares or ADSs that, for United States federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of such trust. A "Non-United States Holder" is a beneficial owner of Series A Shares or ADSs that is not a United States Holder.

   Each prospective purchaser should consult its own tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of Series A Shares or ADSs.

   Ownership of ADSs in General

   For United States federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Series A Shares represented by such ADSs.

   Distributions

   Subject to the discussion below under "Passive Foreign Investment Company Considerations", the gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of Series A Shares distributed pro rata to all shareholders of the Company, including holders of
ADSs) with respect to Series A Shares or ADSs, before reduction for any Mexican taxes withheld therefrom, will be includible in income by a United States Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations", to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the United States Holder's adjusted tax basis in the Series A Shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

   Any such dividend paid in Pesos will be included in the gross income of a United States Holder in an amount equal to the U.S. Dollar value of the Pesos on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

   Dividends received by a United States Holder with respect to Series A Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive income", or, in the case of certain United States Holders, "financial services income".

   Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-United States Holder of Series A Shares or ADSs generally will not be subject to United States federal income or withholding tax on dividends received on Series A Shares or ADSs, unless such income is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

   Sale or Exchange of Series A Shares or ADSs

   Subject to the discussion below under "Passive Foreign Investment Company Considerations", a United States Holder generally will recognize gain or loss on the sale or exchange of Series A Shares or ADSs equal to the difference between the amount realized on such sale or exchange and the United States Holder's adjusted tax basis in the Series A Shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such Series A Shares or ADSs exceeds one year and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of Series A Shares to a United States Holder will be the U.S. Dollar value of any Peso-denominated purchase price determined on the date of purchase. If the Series A Shares are treated as traded on an "established securities market," a cash basis United States Holder (or, if it elects, an accrual basis United States Holder) will determine the dollar value of the cost of such Series A Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. Dollars to Pesos and the immediate use of that currency to purchase Series A Shares generally will not result in taxable gain or loss for a United States Holder.

     With respect to the sale or exchange of Series A Shares, the amount realized generally will be the U.S. Dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis United States Holder and (ii) the date of disposition in the case of an accrual basis United States Holder. If the Series A Shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

   Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-United States Holder of Series A Shares or ADSs generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such Series A Shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-United States Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

    Passive Foreign Investment Company Considerations

    A Non-United States corporation will be classified as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

    Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ended December 31, 2000. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC. If we were a PFIC, a United States Holder of Series A Shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Series A Shares or ADSs.

    If we were a PFIC, a United States Holder of Series A Shares or ADSs could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Series A Shares or ADSs. United States Holders should consult their own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

   Backup Withholding Tax and Information Reporting Requirements

   United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Series A Shares or ADSs made within the United States to a holder of Series A Shares or ADSs (other than an "exempt recipient", including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold 31% of any payments of dividends on, or the proceeds from the sale or redemption of, Series A Shares or ADSs within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Under recently enacted legislation, the backup withholding tax rate of 31% will be reduced as of August 7, 2001 to 30.5%. Such rate will be further reduced to 30% for years 2002 and 2003, 29% for years 2004 and 2005 and 28% for 2006 and thereafter.

   In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

   THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SERIES A SHARES OR ADSs. PROSPECTIVE PURCHASERS OF SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, material submitted by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

   Our by-laws (estatutos sociales), duly translated into English, were filed with the United States Securities and Exchange Commission with our Form F-1 Registration Statement (Registration No. 33-80148) filed on July 8, 1994. A summary of the material provisions of our by-laws may be found in the aforementioned Form F-1 Registration Statement. Except for an amendment adopted on April 26, 2001 regarding our Audit Committee, Compensation and Evaluation Committee and our Finance and Planning Committee, there have been no changes to our by-laws since our F-1 filing of July 8, 1994. A duly translated copy of the April 26, 2001 Amendment to our by-laws is included herein as Exhibit 1.1.

Material Contracts

     Asset and Inventory Purchase Agreement and Lease in the amount of US$7,659,000 plus value added tax, by and between Celulosa Avicola de Tepatitlan, S.A. de C.V. and Envases y Empaques de Mexico, S.A. de C.V., dated as of July 31, 2000. Under the terms of the agreement, we acquired a corrugated container plant in Jalisco having an aggregate capacity of 50,000 short tons, which has allowed us to expand our packaging segment.

Enforceability of Civil Liabilities

   We are a corporation organized under the laws of Mexico. In addition, most of our directors, officers and controlling persons, as well as experts named in this annual report reside outside the United States, and all or a substantial portion of their assets and the assets of our company are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of White & Case S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in terms for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

Item 11.  Quantitative and Qualitative Disclosure about Market Risk.

      We periodically review our exposure to risks arising from fluctuations in interest rates and foreign exchange and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We have not entered into market risk sensitive instruments for speculative purposes. See Note 10 to our audited consolidated financial statements.

Interest Rate Risk

      We face primary market risk exposure mostly due to interest rate risk. Of our long-term interest-bearing debt at December 31, 2000, 82% was fixed rate and 18% was variable rate. Substantially all of the long-term debt is denominated in U.S. Dollars. As a result, depreciation of the Peso will result in increases in our interest expense in Peso terms. Variable rate long-term debt denominated in U.S. Dollars bears interest at rates tied to the London interbank offered rate, or "LIBOR", the rate that banks in the London interbank market offer for U.S. Dollar deposits of varying maturities. In the past, we have entered into derivatives contracts for the purpose of hedging interest rate risk on this long-term debt, yet at December 31, 2000 we had no open contracts of this nature.

      The following table summarizes our debt obligations, which include capital market bonds, bank loans and leasings, and derivative instruments held by us at December 31, 2000. The table presents payment obligations in thousands of Pesos by maturity date and the related weighted-average interest rates. U.S. Dollar-denominated liabilities and notional amounts have been converted to Pesos based on the exchange rate at December 31, 2000, which was US$1.00 = Ps 9.6098.

                     Liabilities              2001      2002        2003
2004   Thereafter     Total    Fair Value
-----------------------------------------  -------   -------   ---------
-------   ----------   ---------  ----------
Long-Term Debt
Fixed Rate:
    $-denominated........................       --    48,783   2,467,494
65,044    1,474,014   4,055,335   3,967,542
    Weighted-average interest rate.......       --     12.82%      12.85%
12.50%       12.62%
Variable Rate:
    $-denominated........................       --   411,556     234,640
230,801      116,653     993,650   1,201,101
    Weighted-average interest rate.......       --      8.45%       8.36%
8.27%        8.24%
Short-Term Debt
Variable Rate:
    $-denominated........................  383,402
                   383,402     383,402
    Weighted-average interest rate.......     8.73%

Foreign Currency Exchange Rate Risk

  Since substantially all of our long-term interest-bearing debt is denominated in U.S. Dollars, the interest expense varies with exchange rate movements between the Peso and the U.S. Dollar. We have not entered into any derivative contracts to limit the exposure to exchange rate fluctuations. Although prices for our products in Mexico are quoted in Pesos, prices are linked to U.S. Dollars. We believe that this link mitigates in part the effect of exchange rate fluctuations between the U.S. Dollar and the Peso.

  The table set forth above summarizes our debt obligations which are sensitive to foreign currency exchange rates at December 31, 2000. The table presents principal payment obligations in thousands of Pesos by maturity date for U.S. Dollar-denominated debt.

Equity Derivative Contract

  During 1997, we entered into an equity share swap transaction relating to our ADSs with a major U.S. bank at an average price of $11.79 per ADS. We pay a rate of LIBOR plus 2.95% semiannually on the swap and recognize gains or losses to the extent that the gain or loss in ADS price is above or below the initial purchase price. As a result of the drop in the per share price of our ADSs, during 2000, we had a book loss of Ps 75.5 million on the equity swap. At May 31, 2001, we had recognized a loss of Ps 11.7 million due to the drop in the per share price of our ADSs, from US$6.062 per ADS at December 31, 2000 to US$5.000 per ADS at May 31, 2001.

  At December 31, 2000, the swap agreement had a notional amount of Ps 127 million, a weighted-average price paid of US$11.79 per ADS and a weighted-average price received of US$11.875 per ADS.

Item 12.  Description of Securities Other than Equity Securities.

                Not applicable.

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

                None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of
           Proceeds.

                None.

Item 15.  [Reserved].

Item 16.  [Reserved].

                                    PART III

Item 17.  Financial Statements.

                Not applicable.

Item 18.  Financial Statements.

          See pages F-1 to F-52, incorporated herein by reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                     Grupo Industrial Durango, S.A. de C.V.

     Page

     ----
Reports of independent accountants
      F-2
Consolidated balance sheets as of December 31, 1999 and 2000
      F-3
Consolidated statements of income for the years ended December 31, 1998, 1999, and 2000........................................................................
      F-4
Consolidated statements of changes in stockholders' equity for the years ended
December 31, 1998, 1999 and 2000................................................
      F-5
Consolidated statements of changes in financial position for the years ended
December 31, 1998, 1999 and 2000................................................
      F-6
Notes to the consolidated financial statements..................................
      F-7

                       Report of Independent Accountants


To the Board of Directors and Stockholders of Grupo Industrial Durango, S.A. de C.V.:


We have audited the accompanying consolidated balance sheets of Grupo Industrial Durango, S.A. de C.V. and its subsidiaries (collectively, the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years then ended which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3n, to the financial statements, effective on January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4, "Accounting Treatment for Income Tax, Tax on Assets and Employee Statutory Profit-Sharing."

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Industrial Durango, S.A. de C.V. and its subsidiaries at December 31, 1999 and 2000, and the consolidated results of their operations, the changes in their stockholders' equity and in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated net income for the years ended December 31, 1998, 1999 and 2000 and the determination of consolidated stockholders' equity as of December 31, 1999 and 2000, to the extent summarized in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers

/S/Rafael Maya
Rafael Maya U., C.P.
Mexico, D.F.
April 16, 2001, except for Note 20,
as to which the date is June 22, 2001

            GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES
            -------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                       AS OF DECEMBER 31, 1999 AND 2000
                       --------------------------------

                              (Notes 1, 2 and 3)
                              ------------------

  (Thousands of constant pesos in purchasing power as of December 31, 2000)
  -------------------------------------------------------------------------


                                         ASSETS

                                                                      1999
             2000

---------------------   --------------------
CURRENT ASSETS:

    Cash and temporary investments                          $            693,036
   $           620,120
    Accounts receivable, net  (Note 5)                                 1,322,513
             1,234,041
    Affiliated companies (Note 16)                                        12,445
                56,106
    Taxes recoverable and other assets                                    49,007
                 6,804
    Inventories, net  (Note 6)                                         1,197,078
             1,050,879
    Prepaids                                                               6,320
                 4,636

---------------------   --------------------


    TOTAL CURRENT ASSETS                                               3,280,399
             2,972,586


PROPERTY, PLANT AND EQUIPMENT,

    net (Note 7)                                                       9,532,677
             9,300,698


OTHER ASSETS  (Note 8)                                                   325,856
               336,286



---------------------   --------------------
TOTAL ASSETS                                                $         13,138,932
   $        12,609,570

=====================   ====================


   LIABILITIES


            1999                    2000

  ---------------------   ----------------------
 CURRENT LIABILITIES:

    Bank loans and debt
  $              3,122    $               6,439
    Short-terms debt (Note 9)
                                        144,147
    Interest payable
               339,605                  256,029
    Current portion of

       long-term debt (Note 9)
               144,914                  232,816
    Trade accounts payable
               730,371                  582,667




    Notes payable
               232,334                   26,285
    Affiliated companies (Note 16)
                 3,755                    5,570
    Accrued liabilities and other payables
               183,487                  217,797
    Employee profit-sharing
                 5,715                    7,242

  =====================   ======================


    TOTAL CURRENT LIABILITIES
             1,643,303                1,478,992






 LONG-TERM LIABILITIES:

 Long -term debt (Note 9)
             5,621,185                5,048,985
 Notes payable
                17,119                   37,485
 Derivate instruments (Note 10)
                   467                   64,043
 Deferred tax  (Note 15)
                     -                2,390,589
 Pension plans and senority

    premiums (Note 11)
               198,371                  206,121
 Contingencies and commitments (Nota 12)
                     -                        -

  ---------------------   ----------------------
                 TOTAL LIABILITIES
             7,480,445                9,226,215

  ---------------------   ----------------------






                                         STOCKHOLDERS' EQUITY



 CAPITAL STOCK (NOTE 13)
               808,741                  808,142
 RESTATEMENT OF CAPITAL STOCK
             2,878,430                2,878,430

  ---------------------   ----------------------

             3,687,171                3,686,572

  ---------------------   ----------------------
 ADDITIONAL PAID-IN CAPITAL
             1,227,998                1,152,476

  ---------------------   ----------------------




 RETAINED EARNINGS (Notes 13 and 14):
             3,411,504                3,801,102

  ---------------------   ----------------------






 DEFICIT FROM RESTATEMENT
            (2,736,302)              (3,057,793)

  ---------------------   ----------------------
 DEFFERED TAX
                     -               (2,239,034)

  ---------------------   ----------------------
 CUMULATIVE TRANSLATION ADJUSTMENT

    OF FOREIGN SUBSIDIARIES
                 4,788                    5,138

  ---------------------   ----------------------


       TOTAL MAJORITY INTEREST
             5,595,159                3,348,461
       TOTAL MINORITY INTEREST
                63,328                   34,894

  ---------------------   ----------------------
       TOTAL STOCKHOLDERS' EQUITY
             5,658,487                3,383,355





  ---------------------   ----------------------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
  $         13,138,932    $          12,609,570

  =====================   ======================


The accompanying notes are an integral part of these financial statements.

             GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES
             -------------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
              ----------------------------------------------------

                               (Notes 1, 2 and 3)
                               ------------------

(Thousands of constant pesos in purchasing power as of December 31, 2000, except
--------------------------------------------------------------------------------
                          shares and per share amount)
                          ----------------------------



                                                                  1998
    1999               2000
                                                           -----------
-----------        -----------
NET SALES                                                  $ 6,036,360        $
5,832,004        $ 6,075,007

COSTS OF SALES                                               4,487,144
4,308,025          4,552,961
                                                           -----------
-----------        -----------

                GROSS PROFIT                                 1,549,216
1,523,979          1,522,046

SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES                                                  421,107
 431,363            437,407
                                                           -----------
-----------        -----------
                OPERATING INCOME                             1,128,109
1,092,616          1,084,639
                                                           -----------
-----------        -----------

OTHER INCOME (EXPENSE), Net                                     67,244
 (56,210)           (31,890)
                                                           -----------
-----------        -----------

FINANCING COST (RESULT):
     Interest expense                                          859,215
 766,142            700,367
     Interest income                                          (114,693)
 (86,016)           (94,146)
     Foreign exchange loss (gain), net                       1,190,612
(264,013)            74,477
     Gain from monetary position                              (857,472)
(617,039)          (414,226)
                                                           -----------
-----------        -----------
                                                             1,077,662
(200,926)           266,472
                                                           -----------
-----------        -----------


                INCOME BEFORE PROVISIONS FOR INCOME
                    AND ASSET TAXES, EMPLOYEE PROFIT
                    SHARING TAX LOSS CARRY FORWARDS
                    AND MINORITY INTEREST                      117,691
1,237,332            786,277
                                                           -----------
-----------        -----------

INCOME AND ASSET TAXES (Note 15)                               (15,151)
(161,708)          (229,487)
EMPLOYEE PROFIT SHARING                                        (11,621)
  (5,802)            (6,884)
DEFFERED TAX (Note 15 )
                   (161,821)
                                                           -----------
-----------        -----------
                                                               (26,772)
(167,510)          (398,192)


TAX LOSS CARRY FORWARDS (Note 15)                                7,341
  32,510               --
                                                           -----------
-----------        -----------

                NET INCOME BEFORE MINORITY
                    INTEREST                                    98,260
1,102,332            388,085

MINORITY INTEREST                                              (10,979)
   2,994             (1,513)
                                                           -----------
-----------        -----------
                NET INCOME                                 $   109,239        $
1,099,338        $   389,598
                                                           ===========
===========        ===========

                Net income per share                       $      2.04
   20.41               7.23
                                                           ===========
===========        ===========

                Weighted average shares
                outstanding  (000's)                            53,679
  53,858             53,875
                                                           ===========
===========        ===========


   The accompanying notes are an integral part of these financial statements.

             GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES
             -------------------------------------------------------


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
           ----------------------------------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
              ----------------------------------------------------

                               (Notes 1 ,2 and 3)
                               ------------------

    (Thousands of constant pesos in purchasing power as of December 31, 2000)
    -------------------------------------------------------------------------





                                Additional
                                                                    Capital
stock (Note13):                       paid-in

------------------------------------------------
                                                             Nominal
  Restatement                    capital
                                                        -----------------------
  ---------------------    ---------------------

Balances at January 1, 1998                                           $805,830
            $2,877,865               $1,275,016

     Appropriation of 1997 net income

     Cumulative translation adjustment of
         foreign subsidiaries

     Loss on operations on own shares
                                       (116,930)

     Recognition of the efects of inflation
     in financial information

     Net income

                                                        -----------------------
  ---------------------    ---------------------
Balances as of December 31, 1998                                      $805,830
            $2,877,865               $1,158,086

     Increase in capital                                                 2,911
                   565

     Increase in legal reserve

     Appropriation of 1998 net income

     Cumulative translation adjustment of
         foreign subsidiaries

     Gain on operations on own shares
                                         69,912

     Recognition of the efects of inflation
     in financial information

     Net income

                                                        -----------------------
  ---------------------    ---------------------
Balances as of December 31, 1999                                      $808,741
            $2,878,430               $1,227,998

     Decrease in capital                                                  (599)

     Increase in legal reserve

     Appropriation of 1999 net income

     Cumulative translation adjustment of
         foreign subsidiaries

     Loss on operations on own shares
                                        (75,522)

     Recognition of the efects of inflation
     in financial information

     Deferred tax

     Net income

                                                        -----------------------
  ---------------------    ---------------------
Balances as of December 31, 2000                                      $808,142
            $2,878,430               $1,152,476
                                                        =======================
  =====================    =====================











Retained earnings (Notes 13 and 14):


------------------------------------------------------------------------

                                                             Legal
       Prior                    Current
                                                             reserve
       years                      year
                                                         -------------------
----------------------    -----------------------

Balances at January 1, 1998                                        $145,847
          $1,075,182                   $981,898

     Appropriation of 1997 net income
             981,898                   (981,898)

     Cumulative translation adjustment of
         foreign subsidiaries

     Gain on operations on own shares

     Recognition of the efects of inflation
     in financial information

     Net income
                                        109,239

                                                         -------------------
----------------------    -----------------------
Balances as of December 31, 1998                                   $145,847
          $2,057,080                   $109,239

     Increase in capital

     Increase in legal reserve                                        6,460
                                         (6,460)

     Appropriation of 1998 net income

             102,779                   (102,779)
     Cumulative translation adjustment of
         foreign subsidiaries

     Gain on operations on own shares

     Recognition of the efects of inflation
     in financial information

     Net income
                                      1,099,338

                                                         -------------------
----------------------    -----------------------
Balances as of December 31, 1999                                   $152,307
          $2,159,859                 $1,099,338

     Decrease in capital

     Increase in legal reserve                                       19,255
                                        (19,255)

     Appropriation of 1999 net income

           1,080,083                 (1,080,083)
     Cumulative translation adjustment of
         foreign subsidiaries

     Loss on operations on own shares

     Recognition of the efects of inflation
     in financial information

     Deferred tax

     Net income
                                        389,598

                                                         -------------------
----------------------    -----------------------
Balances as of December 31, 2000                                   $171,562
          $3,239,942                   $389,598
                                                         ===================
======================    =======================











                               Cumulative

                               translation

                               adjustment
                                                               Deficit from
            Deferred           of foreign
                                                                  restatement
              Tax              subsidiaries

--------------------------    ---------------------    -------------------

Balances at January 1, 1998
($1,613,764)    $                  -               $101,764

     Appropriation of 1997 net income

     Cumulative translation adjustment of
         foreign subsidiaries
                                          (97,969)

     Gain on operations on own shares

     Recognition of the efects of inflation
     in financial information
150,788

     Net income


--------------------------    ---------------------    -------------------
Balances as of December 31, 1998
($1,462,976)    $                  -                 $3,795

     Increase in capital

     Increase in legal reserve

     Appropriation of 1998 net income

     Cumulative translation adjustment of
         foreign subsidiaries
                                              993

     Gain on operations on own shares

     Recognition of the efects of inflation
     in financial information
(1,273,326)

     Net income


--------------------------    ---------------------    -------------------
Balances as of December 31, 1999
($2,736,302)    $                  -                 $4,788

     Decrease in capital

     Increase in legal reserve

     Appropriation of 1999 net income

     Cumulative translation adjustment of
         foreign subsidiaries
                                              350

     Loss on operations on own shares

     Recognition of the efects of inflation
     in financial information
(277,519)

     Deferred tax
(43,972)              (2,239,034)

     Net income


--------------------------    ---------------------    -------------------
Balances as of December 31, 2000
($3,057,793)             ($2,239,034)                $5,138

==========================    =====================    ===================



                                                             Total
                                  Total
                                                            majority
    Minority                  stockholder's
                                                            interest
    interest                     equity
                                                      ---------------------
----------------------    --------------------------

Balances at January 1, 1998                                      5,649,638
           $113,062                    $5,762,700

     Appropriation of 1997 net income

     Cumulative translation adjustment of
         foreign subsidiaries                                      (97,969)
                                          (97,969)

     Gain on operations on own shares                             (116,930)
                                         (116,930)

     Recognition of the efects of inflation
     in financial information                                      150,788
             24,945                       175,733

     Net income                                                    109,239
            (10,973)                       98,266

                                                      ---------------------
----------------------    --------------------------
Balances as of December 31, 1998                                $5,694,766
           $127,034                    $5,821,800

     Increase in capital                                             3,476
                                            3,476

     Increase in legal reserve

     Appropriation of 1998 net income

     Cumulative translation adjustment of
         foreign subsidiaries                                          993
                                              993

     Gain on operations on own shares                               69,912
                                           69,912

     Recognition of the efects of inflation
     in financial information                                   (1,273,326)
            (66,700)                   (1,340,026)

     Net income                                                  1,099,338
              2,994                     1,102,332

                                                      ---------------------
----------------------    --------------------------
Balances as of December 31, 1999                                $5,595,159
            $63,328                    $5,658,487

     Decrease in capital                                              (599)
                                             (599)

     Increase in legal reserve

     Appropriation of 1999 net income

     Cumulative translation adjustment of
         foreign subsidiaries                                          350
                                              350

     Loss on operations on own shares                              (75,522)
                                          (75,522)

     Recognition of the efects of inflation
     in financial information                                     (277,519)
            (26,921)                     (304,440)

     Deferred tax                                               (2,283,006)
                                       (2,283,006)

     Net income                                                    389,598
             (1,513)                      388,085

                                                      ---------------------
----------------------    --------------------------
Balances as of December 31, 2000                                $3,348,461
            $34,894                    $3,383,355
                                                      =====================
======================    ==========================





  The accompanying notes are an integral part of these consolidated financial statements.





             GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES
             -------------------------------------------------------


            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
            --------------------------------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
              ----------------------------------------------------

                               (Notes 1, 2 and 3)
                               ------------------

   (thousands of constant pesos in purchasing power as of December 31, 2000 )
   --------------------------------------------------------------------------




       1998               1999               2000

-----------        -----------        -----------
OPERATING ACTIVITIES:
     Net income before minority interest
$    98,260        $ 1,102,332        $   388,085
     Items recognized in income
         not (generating) or requiring
         the use of resources:
            Depreciation and amortization
    334,107            323,878            295,139
            Amortization of negative goodwill
   (272,501)                --                 --
            Deferred tax
         --                 --            161,821
            Other
    265,783             88,965             77,930


-----------        -----------        -----------

    425,649          1,515,175            922,975


     Changes in operating assets and liabilities:
         (Increase) decrease in account receivables
   (224,581)           (49,836)           119,827
         Decrease (increase) in inventories
     65,092           (377,963)           146,199
         Decrease (increase) in other assets
         --             18,424            (31,129)
         Increase (decrease) in other accounts payable and
     21,423            226,860           (210,605)
            accrued expenses

-----------        -----------        -----------
            Resources generated by
                operating activities
    287,583          1,332,660            947,267

-----------        -----------        -----------

FINANCING ACTIVITIES:
     Bank loans
    516,650                 --            214,733
     Payment of bank loans
         --           (481,248)           (96,098)
     Long term debt, net
    515,005         (1,113,806)          (732,047)
     Paid in capital
         --              3,476               (599)
     Derivative instruments
    116,936             14,611            (12,514)

-----------        -----------        -----------
            Resources generated by (used in)
                financing activities
  1,148,591         (1,576,967)          (626,525)

-----------        -----------        -----------

INVESTING ACTIVITIES:
     Property, plant and equipment, net
   (962,376)          (107,319)          (327,837)
     Investment in subsidiaries
     (8,758)                --                 --
     Other assets
    (21,941)            (6,220)           (65,821)
     Decrease in minority interest
    (13,968)           (63,695)                --


-----------        -----------        -----------
            Resources used in
                investing activities
 (1,007,043)          (177,234)          (393,658)

-----------        -----------        -----------

INCREASE (DECREASE) IN CASH
     AND TEMPORARY INVESTMENTS
    429,131           (421,541)           (72,916)

CASH AND TEMPORARY INVESTMENTS
     AT THE BEGINNING OF THE YEAR
    685,446          1,114,577            693,036

-----------        -----------        -----------

CASH AND TEMPORARY INVESTMENTS
     AT THE END OF THE YEAR
  1,114,577        $   693,036        $   620,120

===========        ===========        ===========



The accompanying notes are an integral part of these financial statements

           GRUPO INDUSTRIAL DURANGO, S. A. DE C. V. AND SUBSIDIARIES
           ---------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

                         AT DECEMBER 31, 1999 AND 2000
                         -----------------------------

          Thousands of constant Mexican pesos as of December 31, 2000
          ------------------------------------------------------------



NOTE 1 - ENTITY AND CORPORATE PURPOSE
-------------------------------------

   Since March 31, 2000, Grupo Industrial Durango, S. A. de C. V. ("GIDUSA" or the "Group") is a majority-owned subsidiary of Corporacion Durango, S.A. de C.V. as a result of a series of acquisition of its Series "A" shares. GIDUSA is a Mexican corporation whose subsidiaries are engaged in the manufacturing, distribution and marketing of packaging material (corrugated containers, molded pulp and multi-wall sacks and bags), paper (kraft and semi-kraft) and forest products (plywood, particleboard and lumber) in Mexico and in the United States of America. GIDUSA and its subsidiaries are herein referred to as the Group.

NOTE 2 - BASES FOR PRESENTATION AND CONSOLIDATION
--------------------------------------------------

a. Monetary Unit

   Amounts in the consolidated financial statements and footnotes thereto are stated in thousands of Mexican pesos (except shares and per share amounts), the currency in which the Group keeps its accounting records, in conformity with corresponding laws . In these financial statements, references to "$" are to Mexican pesos and references to "US$" are to U.S. dollars.

b. Basis of presentation

   The consolidated financial statements of the Group have been prepared in conformity with generally accepted accounting principles in Mexico "Mexican GAAP", as promulgated by issued by the Mexican Institute of Public Accountants "MIPA". A reconciliation from Mexican GAAP to generally accepted accounting principles in the United States of America (US GAAP) is included in Note 20.

   Additionally, Bulletin A-8, " Supplementary Application of International Accounting Standards" states that where Mexican GAAP does not provide guidance, International Accounting Standards must be applied.

c. Consolidated financial statements

   The consolidated financial statements include the assets, liabilities and results of the subsidiaries in which the Group holds over 51% of common stock and exercises control over operating and financial activities.

   The audited financial statements of subsidiaries were used as the basis for consolidation.

   Intercompany balances and transactions have been eliminated for purposes of consolidation.

The following is a list of the operating segments and principal subsidiaries along with the activities in which they are engaged:

Packaging
---------

Manufacturing and marketing of corrugated container, molded pulp and multi-wall sacks and bags

  Empaques de Carton Titan, S. A. de C. V. and subsidiaries
  Durango International, Inc. and subsidiaries

Paper
-----

Manufacturing and marketing of kraft and semi-kraft paper, produced from natural or recycled fiber

  Compania Industrial de Atenquique, S. A. de C. V.
  Industrias Centauro, S.A. de C.V.

Forest products
---------------

Manufacturing and selling of lumber, plywood and particleboard

  Ponderosa Industrial de Mexico, S. A. de C. V.

d. Corporate re-organization


During 1999, in order to optimize its corporate, legal, operational and administrative structure, GIDUSA merged some of its subsidiaries. These subsidiaries had been under common control; and therefore , there were no changes in the amounts recorded for assets and liabilities.




NOTE 3 - ACCOUNTING POLICIES
----------------------------

The significant accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below:

a.   Use of estimates

     The preparation of the financial statements in conformity with Mexican GAAP requires that the Group's management make estimates and assumptions which affect the amounts recorded for assets and liabilities; and disclose the contingencies for assets and liabilities at the date of the financial statements and the amounts for income and expenses during these years. However, actual results may differ from those estimates.

b.   Recognition of the effects of inflation

     The consolidated financial statements of the Group's have been prepared in accordance conformity with Bulletin B-10 ,"Effects of Inflation on Financial Information" and its amendments thereof, issued by the MIPA. Bulletin B-10 requires restatement of all financial statements items to Mexican pesos of the most current purchasing power.

     For comparative purposes, the consolidated financial statements presented herein have been restated to Mexican pesos with purchasing power as of December 31, 2000, as follows:

     . The financial statements of Mexican holding companies and subsidiaries have been restated to pesos as of December 31, 2000 by applying to the year-end balances of constant pesos an inflation factor of 8.95%, for the year ended 1999. The Inflation factor is derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico (the Central Bank of Mexico).

     . The financial statements for the years ended December 31, 1998 and 1999 of foreign subsidiaries have been restated to pesos as of December 31, 2000, by applying to the year-end foreign currency balances the General Consumer Price Index ("GCPI") of the foreign country in which the subsidiary operates and by applying the exchange rate as of December 31, 2000.

       The following items are the results of the recognition of the effects of inflation on the financial information:

         i) Financing cost:

            Represents the cost (result) of financing in periods of inflation, consisting of net interest costs, net exchange gains or losses and gain or loss from monetary position, which represents the effects of inflation, as measured by the NCPI, on the Group's monetary assets and liabilities at the beginning of each month. If monetary liabilities are exceed monetary assets, there is a resulting loss from monetary position.

            Foreign exchange gains or losses are calculated by translating assets and liabilities denominated in foreign currencies at the exchange rates in effect at each balance sheet date and are credited or charged to income.


        ii) Deficit from restatement:

            An element of stockholders' equity, which through December 31, 1996, includes the excess (deficit) from holding non-monetary assets, as measured by the increase or decrease in the replacement cost of such assets in excess or below the increase attributable to inflation as measured by the NCPI. Effective January 1, 1997, the balance in the excess (deficit) from the restatement account is restated by applying the NCPI and is increased or decreased to the extent that the specific index restatement of non-monetary assets is greater, or less, than the increase attributable to inflation as measured by the NCPI.


        iii) Restatement of non-monetary assets:

           - Property, plant, equipment and depreciation are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican pesos at the prevailing exchange rate at the balance-sheet date (i.e. "Specific Index" method). Historical cost is the replacement cost as determined by independent appraisers as of December 31, 1996.

           - Comprehensive integral results are capitalized on qualifying assets under construction. During 1998,1999 and 2000, the Group did not capitalize comprehensive integral results.

           - Depreciation is calculated based on the assets' estimated useful lives and production capacity according to the estimates made by management.

           - Inventories are valued at average cost, which does not exceed market value. The average cost approximates the last purchase price or production cost.

           - Cost of sales is determined on the estimated replacement value as of the date on which sales were made.

         iv) Restatement of stockholders' equity:

            The capital stock, retained earnings and additional paid-in-capital accounts include the effect from restatement, determined by applying the NCPI factor from the date when capital was contributed and from the year in which the results were determined, respectively. The restatements represent the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 2000.
         v) Statements of changes in financial position:

            Bulletin B-12, "Statement of Changes in Financial Position" ("Bulletin B-12"), issued by the MIPA, addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balances of the balance sheets in constant Mexican pesos, excluding the effect from holding non-monetary assets. Bulletin B-12 also requires that monetary position and foreign exchange gains (losses) are excluded from non-cash items in the determination of resources provided by (used in) operating activities.

c)   Translation of foreign subsidiaries

     The translation of foreign subsidiaries is in accordance with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations"("Bulletin B-15"). In accordance with Bulletin B-15, this conversion is performed under the "foreign entity method" applying the following procedures:

          - Foreign subsidiaries apply the restatement provisions of Bulletin B-10 and its amendments using the GCPI, which reflects the changes in the purchasing power of the monetary unit of the country in which the subsidiary operates.

          - After the financial statements of the foreign subsidiary are restated to constant purchasing power, all assets and liabilities are translated to Mexican pesos by applying the exchange rate in effect as of the balance sheet date. Income and expenses are translated using the average exchange rate for the reporting period.

         - The translation effects are recorded as part of the stockholders' equity in the cumulative translation adjustment of foreign subsidiaries.

         - In 1998, the Company designated certain of its U.S. dollar denominated debt as an economic hedge of a net investment in its U.S. subsidiaries and, consequently, Ps.200,235 of foreign exchange loss for the year were reflected in stockholders' equity as a component of the cumulative translation adjustment of foreign subsidiaries. Hedge accounting was discontinued in 1999 since the Company paid off the related debt.

d. Temporary investments

   Short-term investments consist of marketable securities with maturities of less than 3 months and are carried at market value. Unrealized gains (losses) are included in income.

e. Investments in affiliated companies

   Investments in shares of affiliated companies in which the percentage of ownership is less than 10% are recorded at cost and restated in Mexican Pesos of December 31, 2000 purchasing power by applying factors derived from the NCPI.

f. Property, plant and equipment

   Property, plant and equipment are recorded at their acquisition cost and are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin which are restated by applying factors derived from the GCPI and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance-sheet date.

g. Depreciation

   Depreciation of machinery and equipment is based upon the restated carrying value of the assets and calculated by the method of units produced, based on their useful lives and the estimated production capacity of the assets as shown below:


                                              Years
                                              -----

                  Building                    25-50
                  Machinery and equipment     23-40
                  Office equipment             5-10
                  Transportation equipment      1-5
                  Computer equipment            1-3


h.     Debt issuance cost

     Debt issuance cost is capitalized and amortized over the outstanding term of the debt on a straight line basis, which does not materially differ from the interest method.

i.   Goodwill and negative goodwill

     Acquired companies are recorded at their restated value; goodwill is the difference between the fair value of the net assets of the acquired company and the purchase price paid. If the purchase price paid exceeds the fair value of the net assets acquired, the excess is recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase price paid, the excess is recorded as negative goodwill. Both goodwill and negative goodwill are restated, and amortized under the straight-line method over a period not to exceed two years which, in management's opinion, approximates the period in which the acquired subsidiaries are integrated into the Group. The benefit recorded in income resulting from the amortization of negative goodwill amounted to Ps. 272,403 in 1998.

j.   Pension plans, seniority premiums and indemnities

     In accordance with Mexican Labor Law, the Group's Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, "Labor Obligations", the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age.

     The cost of the employee retirement plans (pension and seniority premiums), both formal and informal, is recognized as expenses in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method.

     In accordance with Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, is charged to income in the year in which it becomes payable.

     A defined contribution pension plan has been established for U.S. subsidiaries covering all employees who meet certain eligibility requirements. The benefits of such plan are based mainly on the employees' years of service and compensation.

k.   Severance payments for dismissal

     Payments for retirement and terminations are changed to income in the period in which they occur.


l.   Derivative financial instruments

     Derivative financial instruments are used by the Group primarily to manage its (i) interest rate risk, and (ii) foreign exchange rate risk. Interest rate swaps are employed to achieve the Group's interest rate objectives. The interest differential to be paid or received under the related interest rate swap agreement is recognized over the life of the related contract and is included in interest expense or income. At December 31, 2000, there were no outstanding interest rate swap agreements.

     Additionally, the Group has entered into several equity share swap agreements ("Equity Swap") related to its American Depositary Receipts. The difference between the fair value and the acquisition cost of those shares (including purchase expenses and premiums or discounts), as well as financing cost are recorder directly to stockholder's equity (See Note 10).

m.   Revenue recognition

     Sales are recognized upon delivery of products and customer acceptance. Revenues are recognized only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenues and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

n.   Income tax and employee profit sharing

     Through December 31, 1999, income tax expense was recognized in the period in which a current liability was incurred an revenues and expenses were realized. (i.e. partial liability method).

     Effective January 1, 2000, the Group adopted the guidelines established in the new Bulletin D-4, "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the MIPA. As a result, for the recognition of deferred income tax, the Group switched from the partial liability method to the comprehensive asset and liability method, which consists of determining deferred income tax by applying the respective income tax rate to the differences between the accounting and tax values of assets and liabilities -temporary differences- at the date of the financial statements. The cumulative effect at the beginning of the year resulting from the aforementioned change increased the deferred tax liability by $2,239,034 and decreased stockholders' equity by the same amount; while the effect in the year 2000 increased the liability by $ 341,041 at December 31, 2000 and decreased the result from holding non-monetary assets and income for the year by $ 43,972 and $ 161,821, respectively. In addition, the monetary position gain was decreased by $ 135,248.



  o. Foreign currency transactions

  Transactions denominated in foreign currency are recorded at the exchange rate in effect at the date they are translated. Assets and liabilities denominated in foreign currency are translated into Mexican pesos, at the exchange rate in effect as of the balance sheet date. Exchange differences resulting from such translations are applied to income for the year.

  p.  Long-lived assets

  The Group evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flow generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets, for which management has committed to a plan of disposal, are recorded at the lower of the unamortized carrying amount or fair value less disposal costs.

  q.  Earnings per share

  Earnings per share computation is based on the net income attributable to the majority interest divided by the weighted average number of shares outstanding during year. The weighted average number of shares were 53,678,812, 53,857,931 and 53,874,979 in 1998, 1999 and 2000, respectively. For the periods presented, there were no dilutive instruments.

  r.  Segment reporting

  In August 1997, the International Accounting Standards Committee issued revised International Accounting Standards No. 14, "Segment Reporting" ("IAS 14"), which is applicable to Mexican companies under Bulletin A-8. IAS 14, which is effective for years beginning after June 30, 1998, requires that companies look to their internal organizational structure and internal reporting system for the purpose of identifying segments. (See Note 17).

NOTE 4 - FOREIGN CURRENCY POSITION
----------------------------------

At December 31, 1999 and 2000, the Mexican peso and the U.S. dollar, French Franc and Danish Krones were as follows:



                        US    French  Danish
                      dollar  franc   krones
                      ------  ------  ------

              2000    9.6098  6.5422  7.4144
              1999    9.4986  6.9535  7.9158

At December 31, 1999 and 2000, GIDUSA had the following monetary assets and liabilities denominated in a foreign currency:

                                        As of December 31, 1999
                                        -----------------------
                                              (thousands)
                                               ---------

                                  U.S.       French        Danish
                                dollars      francs        krones

Assets                        US$ 74,364     FF$ -         DK$  -
                             -----------     ----------    ---------
Short-term liabilities           103,799         6,958         1,367
Long-term liabilities            543,993         5,081         1,230
                             -----------     ----------    ---------
                                 647,792        12,039         2,597
                             -----------     ----------    ---------
Net monetary position        US$(573,428)    FF$(12,039)   DK$(2,597)
                             ===========     ==========    =========

                                      As of December 31, 2000
                                      -----------------------
                                           (thousands)
                                            ---------

                                 U.S.        French        Danish
                               dollars       francs        krones
Assets                       US$  65,683    FF$ -          DK$  -
                             -----------    ----------    ----------
Short-term liabilities           106,055        10,985           866
Long-term liabilities            529,204         9,793           805
                             -----------    ----------    ----------
                                 635,259        20,778        (1,671)
                             -----------    ----------    ----------
Net monetary position        US$(569,576)   FF$(20,778)   DK $(1,671)
                             ===========    ==========    ==========

Additionally, at December 31, 1999 and 2000, the Group had non-monetary assets of foreign origin with a carrying value of US$415 and US$627 million, respectively.



Foreign currency transactions carried out by the Group are summarized as follows:

                                                 December 31,
                                                 ------------
                                           In thousands of US dollars
                                           --------------------------

                                       1998           1999          2000
                                       ----           ----          ----

Sales                           US$ 177,731        187,316   US$ 206,904
Interest income                         959          1,096         1,901
Imports of fixed assets and
inventories                        (143,476)      (166,108)     (183,999)
Interest expense                    (62,872)       (66,511)      (70,197)
Other                               (22,502)        (4,299)       (2,496)
                               ------------   ------------  ------------
                               (US$  50,160)  (US$  48,506) (US$  47,887)
                               ============   ============  ============


NOTE 5 - ACCOUNTS RECEIVABLE
----------------------------

Accounts receivable consists of the following:

                                                                  December 31,
                                                                  ------------
                                                                1999
2000
                                                                ----
----
Trade                                                       $ 1,297,239  $
1,173,966
Other                                                           112,102
143,457
                                                            -----------
-----------

                                                              1,409,341
1,317,423
Less - Allowance for doubtful
accounts                                                         86,828
83,382
                                                            -----------
-----------
                                                             $1,322,513  $
1,234,041
                                                            ===========
===========

NOTE 6 - INVENTORIES
--------------------

Inventory consist of the following:
                                                                   December 31,
                                                                   ------------
                                                                 1999
2000
                                                                 ----
----

Finished product                                            $   351,516  $
192,068
Work in process                                                   2,641
3,280
Raw materials                                                   291,845
314,441
Direct materials and spare parts for immediate use              239,605
202,205
Molds and dies                                                   47,002
47,437
Merchandise in transit                                          200,967
228,060
Advance payments to suppliers                                    47,708
57,027
Other                                                            28,373
18,806
                                                            -----------
-----------
                                                              1,209,657
1,063,324
Less - Reserve for obsolete inventories                          12,579
12,445
                                                            -----------
-----------
                                                            $ 1,197,078  $
1,050,879
                                                            ===========
===========

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT
--------------------------------------

Property, plant and equipment consist of the following:

                                                                   December 31,
                                                                   ------------
                                                                1999
2000
                                                                ----
----
Buildings                                                   $ 2,354,079  $
2,210,810
Machinery and equipment                                      12,413,645
12,055,843
Transportation and computer equipment,
fixtures and others                                           1,181,251
1,360,411
                                                            -----------
-----------
                                                             15,948,975
15,627,064
Less - Accumulated depreciation                               7,105,094
7,183,976
                                                            -----------
-----------
                                                              8,843,881
8,443,088
Land                                                            660,610
672,073
Construction in progress                                         28,186
185,537
                                                            -----------
-----------
                                                            $ 9,532,677  $
9,300,698
                                                            ===========
===========

Depreciation expense for the years ended December 31, 1998, 1999 and 2000 was $320,353, $307,349 and $282,271, respectively.

NOTE 8 - OTHER ASSETS
---------------------

Other assets consist of the following:

                                                                   December 31,

                                                                   ------------

                                                                  1999      2000
                                                                  ----      ----

Other investments (shares)                                      $ 34,487  $
31,173
Intangible asset - labor obligations                             121,687
110,093
Debt issuance cost                                                87,619
89,325
Other                                                             82,063
105,695
                                                                --------
--------

                                                                $325,856
$336,286
                                                                ========
========

Amortization expense for the years ended December 31, 1998, 1999 and 2000 was $22,283, $16,529 and $12,868, respectively.

NOTE 9 - BANK LOANS AND OTHER FUNDING
-------------------------------------

a.    Short term notes payable:

At December 3l, 1999 and 2000, short-term bank loans was comprised as follows:

                                                                1999
    2000
                                                              ---------
  ---------
Bank loan for US$0.3 million, with Banco Bilbao
Viscaya payable in a lump sum and maturing on
October 19, 2000 bearing interest at LIBOR.                      $3,122

Bank loan for US$0.7 million, with California
Commerce Bank payable in a lump sum and maturing
on November 5, 2001, bearing interest at LIBOR
plus 5.15%
   $  6,439

Bank loans for US$15 million, with California
Commerce Bank payable in a lump sum and maturing on July 2001, bearing interest at an annual rate of LIBOR plus 1.65%.

   $144,147
                                                              ---------
  ---------
Total short-term debt                                            $3,122
   $150,586
                                                              =========
  =========


b.  Long term debt:

At December 31, 1999 and 2000, long-term bank loans were comprised as follows:

                                                                1999
    2000
                                                              ---------
  ---------
Bonds registered with the Securities and
Exchange Commission (Yankee Bonds) , for
US$150 million, bearing interest at a fixed
rate of 12% annually, payable in semi-annual
installments (See Note 18)                                   $1,552,308
 $1,441,470

Direct loan for U$22 million, with Banamex,
bearing interest at 10.15%, payable in a lump
sum (See Note 18)
    211,416

Bonds registered with the Securities and
Exchange Commission, for US$250 million,
payable in a lump sum and maturing on August
1, 2003, bearing interest at a fixed rate
(12.625% annual rate), payable semiannually.                  2,587,181
  2,402,450

Bank loan with the Chase Manhattan Bank for US$50 million, payable in five semiannual installments beginning December 5, 2000, bearing interest at LIBOR plus 1.50 % (8.05%

      at December 31, 2000).                                      517,437
      384,392

      Financial lease agreement for the acquisition
      of contract for the acquisition of machinery
      for US$10.7 million, with several financial
      institutions payable in 14 semi-annual
      installments beginning in August 1998,
      bearing interest at LIBOR plus 3.5% (10.05%
      at December 31, 2000)                                       110,666
       82,547

      Bank loan for US$38 million, with Banamex
      payable in a lump sum and maturing on January
      12, 2001, bearing interest at LIBOR  plus
      1.65% annually (8.19% at December 31, 2000).                393,252
      365,172

      Bank loan for US$30 million, with Banamex
      payable in a lump sum and maturing on June
      11, 2001, bearing interest at LIBOR plus
      1.90% annually (8.44% at December 31, 2000).                310,462
      288,294

      Bank loan for US$4 million, with Banamex,
      payable in a lump sum on July 9, 2001,
      bearing interest at LIBOR plus 2% payable
      annually (8.54% at December 31, 2000).                       41,395
       38,439

      Bank loan for US$15 million, with California
      Commerce Bank payable in a lump sum and
      maturing on July 5, 2001, bearing interest at
      LIBOR plus 1.65%                                            153,990

      Other long-term debt                                         99,408
       67,621
                                                               ----------
   ----------

      Total long-term debt                                      5,766,099
    5,281,801

      Current portion of long-term debt                           144,914
      232,816
                                                               ----------
   ----------

      Total bank loans and long-term debt                      $5,621,185
   $5,048,985
                                                               ==========
   ==========

  At December 31, 2000, the maturities of long-term debt were as follows:

  2002                                            $  460,339
  2003                                             2,702,134
  2004                                               295,845
  2005                                               148,642
  2006 and thereafter                              1,442,025
                                                  ----------
                                                  $5,048,985
                                                  ==========

  The other long-term loans are denominated mainly in U.S. dollars, and at December 31, 1999 and 2000 totaled $99,408 and $67,621, respectively.

  The Yankee Bonds, bank loans and financial lease agreements contain certain covenants, obligations and restrictions which the Group and/or its subsidiaries must comply, mainly in respect of contracting other credit lines, payment of dividends and decrease in capital stock, restrictions in transactions with related parties and the maintenance of certain financial ratios. As of December 31, 2000, the Group and its subsidiaries were in compliance with their financial covenants.

c. In January 1999, the Group paid approximately US$40 million in short- term bank loans.

d. In 1997, the Group acquired machinery and equipment through capital leases that bear interest at LIBOR plus 3.5% and 4% annually, payable in 14 semi-annual installments.

The following is an analysis of the equipment acquired through capital leases:



                                       December 31,
                                       ------------
                                     1999        2000
                                     ----        ----
Machinery and equipment            $276,762    $260,586
 Less: accumulated depreciation     (34,739)    (38,935)
                                   --------    --------
                                   $242,023    $221,651
                                   ========    ========

  At December 31, 2000,  the capital leases were due as follows:

  2001                                       $ 30,641
  2002                                         25,735
  2003                                         19,712
  2004                                         19,572
  2005                                          1,744
  2006 and thereafter                           8,200
                                             --------
                                             $105,604

  Less: amount representing interest           23,057
                                             --------
  Present value of minimum lease payments    $ 82,547
                                             ========


NOTE 10 - FINANCIAL DERIVATIVES INSTRUMENTS AND TRANSACTIONS
------------------------------------------------------------

a) International Accounting Standard No. 32, "Disclosures About Fair Value of Financial Instruments" ("IAS 32") requires disclosures of the fair value of certain financial instruments for which it is practicable to estimate such value. For purpose of IAS 32, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair amounts disclosed represent management's best estimates of fair value.

  The following methods and assumptions were used by the Group in estimating fair value disclosures for financial instruments:

  As of December 31, 1999 and 2000, the carrying amount of cash and temporary investments, accounts receivable, trade accounts payable and accrued liabilities and other accounts payable approximate their fair value because of their short maturity. The net value of accounts receivable represents the cash flow expected to be received by the Company.

  As of December 31, 1999 and 2000, the carrying amount of short-term debt approximates its fair value due to the variable rate used in such instruments and its short-maturity term.

At December 31, the estimated fair value of the long-term debt was as follows:

                                                 1999                    2000
                                        ----------------------
----------------------

                                           Book        Fair        Book
Fair
                                          Value       Value       Value
Value
                                        ----------  ----------  ----------
----------


Publicly traded bonds(1)                $4,139,489  $4,110,600  $3,843,920
$3,756,390

Long-term debt (2):
Variables rate notes:
Libor plus 1.5%                            517,437     486,688     384,392
357,747
Libor plus 1.65%                           547,242     522,155     365,172
364,163
Libor plus 1.90%                           310,462     292,034     288,294
288,161
Libor plus 2.0%                             41,395      39,052      38,439
38,457
Financial lease agreements bearing
interest LIBOR plus 3.5%                   110,666     235,956      82,547
82,547
Other loans                                 99,408     106,662      67,621
69,762

Fixed rate notes (2):

Bank loan bearing interest at 10.15%                               211,416
211,416
                                                                ----------
----------
                                        $5,766,099  $5,793,147  $5,281,801
$5,168,643
                                        ==========  ==========  ==========
==========

(1) The fair value of the Yankee Bonds is estimated, based on quoted market prices bearing interest LIBOR plus 3.5%.

(2) Rates currently available to the Group for debt with similar terms and remaining maturities are used to estimate fair value of the existing debt.


b) At December 31, 2000, the estimated fair values of the Group's financial derivatives are as follows:

                                         1999                      2000
                                   -----------------       -------------------
                                   Carrying    Fair        Carrying    Fair
                                   Amount      Value       Amount      Value
                                   ------      -----       ------      -----

 Interest rate swap (1)            $   -       $   -       $     -     $     -
 Equity swap (2)                   $ 467       $ 467       $63,475     $63,475
             ==                    =====       =====       =======     =======

(1) In 1997, the Group entered into an interest rate swap transaction pursuant to which it has exchanged its floating rate interest obligation on US$50 million notional principal amount for a fixed rate payment obligation of 7.5% per annum for the three-year period beginning December 5, 1997. There are no outstanding contracts as of December 31, 2000.

(2) GIDUSA entered into several equity swap agreements with respect to its American Depositary Receipts.

       The carrying value of these contracts is as follows:

                                              December 31,
                                              ------------
                                            1999        2000
                                            ----        ----
Gain (loss) from instrument valuation     $    902   $ (61,723)
Less - Financial cost for the year         (10,798)    (12,665)
Less - Financial cost in prior years       (17,833)    (26,586)
Plus - Accumulated paid financial cost      27,262      37,499
                                          --------   ---------
                                         ($    467)   ($63,475)
Other                                            -         568
                                          --------   ---------
                                         ($    467)   ($64,043)
                                         =========    ========

The balances at December 31, 1999 and 2000 of ($467) and ($63,475), respectively, were recorded in other long-term liabilities, with the respective adjustment to stockholders' equity.

The fair value of the equity swap is estimated based on its quoted market price.

Concentration of credit risk

The financial instruments which potentially are subject to a concentration of credit risk, are principally cash and temporary investments and trade accounts receivable. The Group deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited, due to a large number of customers comprising the Group's customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.

NOTE 11 - PENSION PLANS AND SENIORITY PREMIUMS
----------------------------------------------

The valuation of labor obligations for retirement pensions and seniority premiums covers all Mexican employees. The principal financial data related to these obligatios is as follows:

                                                       December 31,
                                                       ------------
                                                     1999       2000
                                                     ----       ----
Current benefit obligation                        $ 198,371   $ 206,121
                                                  ---------   ---------

Net current liability                               198,371     206,121
                                                  =========   =========

Projected benefit obligations                       258,019     256,015
Unamortized transition asset                       (149,337)   (134,222)
Unamortized prior service cost                            -           -

Unamortized differences in assumptions
and experience adjustment                           (31,998)    (25,765)
                                                  ---------   ---------


Projected net liability                              76,684      96,028
                                                  =========   =========

Additional minimum liability                        121,687     110,093
Intangible pension asset- Labor obligation          121,687     110,093

Net cost for the period                              33,841      33,558

Amortization period:
--------------------

Transition  asset                                        20          20
Prior services cost and experience adjustments           24          24

Prior service costs (transition asset), plan amendment cost and actuarial losses are recorder through charges to income using straight line method over the average remaining service life over which employees are expected to receive the benefits.

The following actuarial assumption were used to determine the present value of accumulated plan benefits for pension plans and seniority premiums (excluding inflation effects).



                                           December 31,
                                           ------------

                                      1998     1999       2000
                                      ----     ----       ----

Discount rate                           5%       5%        5%
Salary increase rate                    2%       2%        2%
Return on plan assets                   5%       5%        5%

The net cost for the year consisted of the following:

                                        Year ended December 31,
                                      ---------------------------
                                        1998     1999        2000
                                        ----     ----        ----
Service cost                           9,054  $ 8,347     $ 8,934
Amortization of prior service cost    11,880   12,381      12,424
Financial cost for the year           10,592   13,113      12,200
                                     -------  -------     -------
                                     $31,526  $33,841     $33,558
                                     =======  =======     =======


The subsidiaries in the United States of America have the following employee benefit plans: a 401(k) retirement savings plan, money purchase and defined benefit plans, health insurance plan, disability plan and a life insurance plan. For the years ended December 31, 1998, 1999 and 2000, the charge to results for these plans totaled $24,638 $19,611, and $17,346 , respectively.

NOTE 12 - CONTINGENCIES AND COMMITMENTS
----------------------------------------

The Group has the following contingencies liabilities:

a. The Group is contingently liable for indemnities payable to personnel in case of dismissal under certain circumstances as provided by the Mexican Labor Law. As of December 31, 2000, no obligations were recognized in the financial statements.

b. The Group and its subsidiaries have several lawsuits filed by the Mexican Ministry of Finance and Public Credit for presumed differences in tax calculations, for an amount of approximately $6,897, in nominal terms. The Group management and its legal advisors believe that these matters will be settled without a significant impact on its financial position or results of operations.

c. The Group may be subject to a contingent liability for additional taxes resulting from reviews of the tax returns filed by the Group should its interpretation criteria differ from that of the Mexican Tax authorities as of December 31, 2000, there are no outstanding tax reviews from the Tax authorities.

d. As of December 31, 2000, the Mexican subsidiaries lease certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $33,135, $35,422 and $55,713 for the years ended December 1998, 1999 and 2000, respectively.

  At December 31, 2000, estimated future minimum lease payments under noncancelable operating leases were as follows:

  Year ended December, 31

  2001                    $19,176
  2002                     19,176
  2003                     19,176
  2004                     19,176
  2005                     19,176
                          -------
                          $95,880
                          =======

e. As of December 31, 2000, the US subsidiaries lease certain equipment under noncancelable operating leases that cannot be canceled. The rental totaled expense approximately $7,313, $13,261 and $ 8,533, for the years ended December 31, 1998, 1999 and 2000, respectively.

     At December 31, 2000, estimated future minimum lease payments were under noncancelable operating leases were as follows:


               Year ended December, 31

     2001                                   $ 6,045
     2002                                     4,334
     2003                                     3,844
     2004                                     3,046
     2005                                     2,518
     2006 and thereafter                     43,080
                                            -------
                                            $62,867
                                            =======

NOTE 13 - CAPITAL STOCK AND RETAINED EARNINGS
---------------------------------------------

Historical amounts of capital stock and retained earnings have been restated to pesos as of December 31, 2000, as follows:

                                 Historical  Restatement   Restated
                                  amounts      effect      amounts
                                 ----------  -----------  ----------

 Capital stock                   $  808,142   $2,878,430  $3,686,572
 Additional paid in capital         768,768      383,708   1,152,476
 Retained earnings:

 Legal reserve                      134,820       36,742     171,562
 Prior year retained earnings     2,394,425      845,517   3,239,942
 Current earning                    377,212       12,386     389,598
                                 ----------   ----------  ----------

                                 $4,483,367   $4,156,783  $8,640,150
                                 ==========   ==========  ==========

As of December 31, 2000, nominal capital stock amounted $808,142, of which the minimum fixed portion without withdrawal amounted $699,714, represented by 46,610,100 Series "A" shares, all common, nominative shares, without par value. The variable portion of capital stock is established at the amount of $108,428, represented by 7,222,767 Series "A" shares, all common, nominative shares, without par value.

NOTE 14 - RETAINED EARNINGS
---------------------------

a. In conformity with the provisions of Mexican Corporate Law, a company's net profits are subject to the shareholders' approval at the General Stockholders' Meeting.

b. Mexican Corporate Law requires appropriation of 5% of annual net income to the legal reserve until the reserve equals 20% of a company's restated capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to contributed capital.Pursuant to the General Corporate Law, the legal reserve must be increased by 5% of net annual income, until it reaches 20% of restated common stock. Dividends cannot be paid out of this reserve, but it can be used to decrease a possible deficit or it may be capitalized. Stockholders are entitled to approve any other reserve for income.

c. At the Ordinary Stockholders' Meeting held on April 28, 2000, stockholders resolved to increase the legal reserve by $19,255 (nominal).

d. Retained earnings are subject to income tax, in the event that dividends are paid (either in cash or in-kind). Tax payments made by the Group are considered paid when:

 .    Those earnings are neither paid out of the net taxable income nor reinvestment accounts, triggering a 35% tax rate.

 .    Dividends are paid out of the reinvested net taxable income account, resulting in a 5% tax rate. The tax rate for reinvested taxable income generated in 2000 is 3%.

 .    No tax is due on any dividends paid out of the net taxable income account
     (up to the total balance). In order to accomplish this; dividends must first be paid out of the reinvested net taxable income account until that account is exhausted.

e. Additionally, dividends paid to individuals or nonresidents, regardless of their origin, are subject to withholding tax in accordance with the applicable tax legislation.

f. At the date December 31, the balances of the net taxable income accounts are:


                                             December
                                             --------
                                         1999        2000
                                         ----        ----

 Net tax income account               $2,699,749  $2,940,406
 Reinvested net tax income account       165,451     599,780
                                      ==========  ==========

In 1999, the income tax rate was increased from 34% to 35%. In addition, the tax law established a deferment plan for the re-investment of earnings, by applying a 30% tax rate to re-invested taxable income. In the year in which earnings are declared as dividends, the remaining 5% tax will be paid.

The applicable tax rate for re-invested earnings was 32% and 3% in 1999 instead of 30% and 5%, respectively.

The Group is not permitted to declare or pay dividends if the dividends from its subsidiaries are not first received under Mexican corporate law. Additionally neither the Group nor its subsidiaries are permitted to declare or pay dividends as a result of the negative covenants established in the issuance of debt placed in the Mexican and international markets.

NOTE 15 - PROVISION FOR INCOME AND ASSET TAXES
----------------------------------------------

The income tax (ISR) for the years at December 31, is comprised as follows:

                                                                    1998
   1999            2000
                                                                -----------
-----------     -----------
ISR current                                                     $    15,151
$   161,708     $   229,487
ISR deferred
                   161,821
Tax loss carryforwards                                               (7,341)
   (32,510)
                                                                -----------
-----------     -----------
Total income tax provision                                      $     7,810
$   129,198     $   391,308
                                                                ===========
===========     ===========

The reconciliation between the statutory and effective income tax rate at is shown as follows:

                                                                   1998
  1999            2000
                                                                -----------
-----------     -----------

ISR at the statutory rate                                             34.00%
     35.00%          35.00%
Increase (decrease) in ISR effective
rate due to:
Purchases                                                              1.80
     (6.07)          (2.10)
Depreciation                                                           0.70
      0.07           (0.01)
Net effect of the comprehensive financing cost                         6.60
      0.06           (1.60)
Reserves                                                              15.50
    (19.80)           0.80
Non-deductibles expenses                                              13.70
    (15.00)           1.60
Tax loss carryforwards                                                (8.00)
     (0.01)          (8.00)
Amortization of negative woodwill                                    (62.30)
Other                                                                 (0.20)
      5.85            3.60
                                                                -----------
-----------     -----------
Effective tax rate                                                      1.8%
        10%           29.2%
                                                                ===========
===========     ===========


At December 31, 2000, the principal temporary differences on which deferred income tax is recognized are shown as follows:


Inventories                           $1,086,866
Property, plant and equipment, net     6,904,136
Other assets                             239,727
Liabilities provisions                  (704,768)
Tax loss carryforwards                  (571,058)
                                      ----------
    Total temporary differences       $6,954,903

Statutory income tax rate                     35%
                                      ----------

Deferred income tax liability         $2,434,216

Asset tax to credits                     (43,627)
                                      ----------
Deferred tax income liability         $2,390,589
                                      ==========

During 2000, the Group charged directly to the deficit from restatement $43,972 of the deferred tax liability related to fixed assets of foreign origin and inventory due to specific index and specific cost restatements, respectively.

For the year ended December 31, 1999, tax losses carryforwards totaling $92,887, were utilized resulting in a tax benefit of $32,510.

At December 31, 2000, tax loss carryforwards of Mexican companies of the Group and their expiration date are comprised as follows:


                                                                Tax
Expiration date                                               losses
---------------                                               ------

2004                                                         $  5,067
2005                                                           41,565
2006                                                           62,942
2007                                                           16,747
2008                                                           33,976
2009                                                           53,428
2010                                                           54,625
2011                                                           21,436
                                                             --------
                                                             $289,786
                                                             ========

The Group an its Mexican subsidiaries are authorized by the Ministry of Finance and Public Credit to file income tax returns on a consolidated basis. Effective January 1, 1999, as a result of the change in the income tax law, consolidated taxable income or loss rules have changed, the most significant modifications are the following:

 .    Recognizing taxable income or loss in subsidiaries to the extent of taking the ownership percentage of the holding company in the subsidiaries and multiplying the amount by a factor of 0.60. Controlled companies with prior-years-tax-loss carryforwards, shall be considered at the total percentage of direct or indirect equity participation share.

 .    Eliminating the concept of effective control of subsidiaries. Companies in which a direct or indirect equity interest of less than 50% is held should not be included in the consolidated tax return.

 .    The tax losses corresponding to the controlling or controlled companies, which originated as individual entities, and those which cannot be offset under the tax terms in effect must be added to income or deducted from the consolidated tax loss in the year in which the right expires

Asset tax is calculated imposed at a 1.8% rate on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax amount payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such years.


For the year ended December 31, 1998, 1999 and 2000, the Group incurred asset tax totaling $29,790, $2,242 and $ 1,579 , respectively, which was recognized in results for the year.

Employee profit sharing is determined at a 10% rate on the taxable income of the companies, adjusted accordingly to what is established in the Mexican Income Tax Law. The amortization of tax losses and asset tax credits is not applicable for employee profit sharing purposes.

NOTE 16 - SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES
-------------------------------------------------------

The balances of advances, deposits receivables and payables between the Company and associated companies and to related parties at December 31, 2000 and 1999 are as follows:
                                                           1999       2000
                                                           ----       ----
Accounts receivable:
--------------------
Grupo Pipsamex, S.A. de C.V.                              $ 3,132   $17,720
Fabrica Mexicana de Papel, S.A. de C.V.                       273     4,483
Fibras de Durango, S.A. de C.V.                             2,538    17,193
Corporacion Durango, S.A. de C.V.                           6,502     9,269
Administradora Corporativa Mercantil, S.A. de C.V.                       26
Chapas Finas Ponderosa, S.A. de C.V.                                      6
Fabrica de Papel Tuxtepec, S.A. de C.V.                               1,392
Productora Nacional de Papel, S.A. de C.V.                            1,802

Lineas Aereas Ejecutivas de Durango, S.A. de C.V.                     3,984
Durango Georgia Paper Company                                           231
                                                          -------   -------
                                                          $12,445   $56,106
                                                          =======   =======


Accounts payable:                                            1999      2000
-----------------                                            ----      ----

Fabrica de Papel Tuxtepec, S.A. de C.V.                   $    66
Grupo Pipsamex, S.A. de C.V.                                        $   749
Fibras de Durango, S.A. de C.V.                                         300
Productora Nacional de Papel, S.A. de C.V.                    672     4,504
Lineas Aereas Ejecutivas de Durango, S.A. de C.V.           2,998
Industrializadora de Madera de Durango, S.A. de C.V.           11        10
Industria Extractiva Forestal de Durango, S.A. de C.V.          8         7
                                                          -------   -------
                                                          $ 3,755   $ 5,570
                                                          =======   =======


The Group entered into the transactions with its associated companies which primarily include Lineas Aereas Ejecutivas de Durango, S.A. de C.V. and Fibras de Durango, S.A. de C.V. shareholders and entities under common control as follows:

                                   Years ended
                                   December 31,
                           --------------------------

                              1998      1999     2000
                              ----      ----     ----
Income
------

Administrative services    $    61    $    -   $    -
Sales                            -     1,469    3,193
Interest income                185       258    1,206
Leases                                   266    6,236
Land                        11,013

Costs
-----

Interest expense              (248)     (269)     (75)
Purchases                   (1,964)      (78)    (350)
Services                                (453)       -
                           =======    ======   ======


NOTE 17 - FINANCIAL INFORMATION BY BUSINESS SEGMENTS
----------------------------------------------------

The Group is managed on a product basis and its reportable segments are as follows:

- Packaging

Manufacturing and selling of corrugated containers, molded pulp and multi-wall sacks and bags

- Paper

Manufacturing and selling of kraft and semi-kraft paper made from natural or recycled fibers.

- Forest products

Manufacturing and selling of plywood, particleboard and lumber.


Prices between segments are based on market prices. The Group evaluates each business segment according to its operating income before depreciation and amortization. The accounting policies of the segments are the same as those described in Note 3.

For the years ended December 31, the financial information by business segment is as follows:


                                                            Operating
                                                           income (loss)
                                                              before

                                                           depreciation
Depreciation  Operating
                 Sales to       Inter-segment    Total          and
and         income
                 third parties     Sales         sales      amortization
amortization    (loss)
                 -------------     -----         -----      ------------
------------    ------

1998
----

Packaging           $4,223,143  $   106,457   $ 4,329,600    $  871,983
$126,469  $  745,514
Paper                1,139,377    1,588,583     2,727,960       460,385
166,665     293,720
Forest products        673,840      124,187       798,027       129,848
40,973      88,875
Eliminations                     (1,819,227)   (1,819,227)
                    ----------  -----------   -----------    ----------
--------  ----------
                    $6,036,360  $             $ 6,036,360    $1,462,216
$334,107  $1,128,109
                    ==========  ===========   ===========    ==========
========  ==========


1999
----

Packaging           $4,082,059  $    56,571   $ 4,138,630    $  743,681
$108,078  $  635,603
Paper                1,125,163    1,621,084     2,746,247       537,594
180,324     357,270
Forest products        624,782       57,646       682,428       135,219
35,476      99,743
Eliminations                     (1,735,301)   (1,735,301)
                    ----------  -----------   -----------    ----------
--------  ----------
                    $5,832,004  $             $ 5,832,004    $1,416,494
$323,878  $1,092,616
                    ==========  ===========   ===========    ==========
========  ==========


2000
----

Packaging           $4,389,137  $    68,939   $ 4,458,076    $  788,059   $
97,704  $  690,355
Paper                1,179,575    1,744,400     2,923,975       517,024
166,641     350,383
Forest products        506,295       49,777       556,072        74,695
30,794      43,901
Eliminations                     (1,863,116)   (1,863,116)
                    ----------  -----------   -----------    ----------
--------  ----------
                    $6,075,007  $             $ 6,075,007    $1,379,778
$295,139  $1,084,639
                    ==========  ===========   ===========    ==========
========  ==========


As of December 31, segment information related to assets, liabilities and additions to property, plant and equipment is as follows:

                                                   Additions to
                      Segment       Segment       property, plant
                      assets      liabilities      and equipment
                   -------------  ------------    ---------------

1998
----
Packaging          $ 20,561,580   $11,740,785          $413,335
Paper                14,847,577     4,151,404           546,940
Forest products       3,488,801       565,328             8,362
Eliminations        (24,329,244)   (7,641,188)
                   ------------   -----------          --------
                   $ 14,568,714   $ 8,816,329          $968,637
                   ============   ===========          ========


1999
----

Packaging          $ 18,424,525   $10,023,809          $ 86,634
Paper                 8,510,643     2,361,757            23,168
Forest products       1,213,493       312,359            13,697
Eliminations        (15,009,729)   (5,217,480)
                   ------------   -----------          --------
                   $ 13,138,932   $ 7,480,445          $123,499
                   ============   ===========          ========


2000
----

Packaging          $ 16,169,700   $11,088,612          $187,991
Paper                 8,629,075     3,692,143           182,891
Forest products       1,555,641       991,294             8,763
Eliminations        (13,744,846)   (6,545,834)
                   ------------   -----------          --------
                   $ 12,609,570   $ 9,226,215          $379,645
                   ============   ===========          ========

The geographical segment information is as follows:

                                                  Additions to
                                  Segment       property, plant
                    Net Sales   fixed assets     and equipment
                    ---------   ------------     -------------

1998
----
Mexico            $ 6,549,680   $ 9,420,218         $864,078
United States       1,305,907     1,549,955          104,559
Eliminations       (1,819,227)
                   ------------   -----------       --------
                  $ 6,036,360   $10,970,173         $968,637
                  ===========   ===========         ========

1999
----
Mexico            $ 6,095,323   $ 8,123,135         $117,974

United States       1,471,982     1,409,542            5,525
Eliminations       (1,735,301)
                  -----------   -----------         --------
                  $ 5,832,004   $ 9,532,677         $123,499
                  ===========   ===========         ========

2000
----
Mexico            $ 6,293,016   $ 7,925,238         $353,228
United States       1,645,107     1,375,460           26,417
Eliminations       (1,863,116)
                  -----------   -----------         --------
                  $ 6,075,007   $ 9,300,698         $379,645
                  ===========   ===========         ========


NOTE 18 - SUBSEQUENT EVENTS
---------------------------

In the first quarter of 2001, the Group restructured a portion of its debts which consisted of the following:

a) In February 2001, CODUSA (Holding company) made a public offering of Yankee bonds amounting to US$180 million maturing on August 1, 2006 bearing an annual
interest rate of    13 1/8% payable semiannually in February and August (the
"Senior Notes 2006"). The Proceeds received from the Senior Notes 2006 were used to pay certain indebtedness outstanding of GIDUSA at December 31, 2000. A total of US$111.2 million was utilized to partially pay prior to the scheduled maturity GIDUSA US$150 million Yankee bond maturing on July 15, 2001. Some of the bondholders elected not to accept the offer of the anticipated payment. As a result, CODUSA placed US$43.5 million in a trust, representing the estimated funds necessary to liquidate the principal and interest of the nontendered bonds at its original maturity date. In addition, the Group used the remaining net proceeds from the Senior Notes 2006 to pay two short-term loans totaling US$30 million (US$22 million with Banamex and US$8 million with The Chase Manhattan
Bank). On February 5, 2001, GIDUSA issued a US$180 million unsubordinated promissory note to CODUSA to evidence indebtedness of GIDUSA arising from the purchase and cancellation, on behalf of GIDUSA, of GIDUSA's US $150 million Yankee bond, US$22 million indebtedness owed to Banamex and US$9 million indebtedness owed to the Chase Manhattan Bank.


b) In early 2001, the Company renegotiated two short term loans with Banamex totaling US$94 million. Pursuant to the new agreement, the new loans bear an annual interest rate of LIBOR plus 2.80 with quarterly payments and are due on 2005.

In accordance with Bulletin B-13, "Subsequent Events" and Circular 46, "Short-term Liabilities Refinanced to Long-Term Subsequent to the Date of the Financial Statements" and as a result of transactions described above, the Company reclassified US$294 million of debt maturing in 2001 to long-term debt.



NOTE 19 - NEW ACCOUNTING PRONOUNCEMENTS
---------------------------------------

In August 2000, the MIPA issued Bulletin B-4, "Comprehensive Income", to become effective January 1, 2001. This Bulletin sets forth new guidelines for reporting and disclosing comprehensive income and its components. Based on this Bulletin, comprehensive income will include net income of the year and other items which, in accordance with other bulletins, are recorded directly in stockholders' equity and which are not contributions, reductions, or distributions of capital.

Effective January 1, 2001, Bulletin C-2, "Financial Instruments", issued by the MIPA gives new rules for recording those instruments in the accounting. It requires recording assets or liabilities in the balance sheet, valued at their fair value. In the opinion of the Group's Management, the most significant effect derived from adopting this pronouncement is concerned with recording the "Equity Swap Share" contracts in the balance sheet, as described in Note 10.

NOTE 20 - RECONCILIATION BETWEEN MEXICAN AND U.S. GAAP
------------------------------------------------------

The Group consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliations to U.S. GAAP do not include the reversal of such inflationary effects.

The principal differences between Mexican GAAP and U.S. GAAP, other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on consolidated net income and stockholders' equity. Reconciling items are presented net of any gain or loss from monetary position.

Reconciliation of consolidated net income:
                                                                  Years ended
December 31,

------------------------

                                                               1998        1999
      2000
                                                            ---------
----------   ---------
Net income under Mexican-GAAP                               $ 109,239
$1,099,338   $ 389,598
Deferred income taxes                                         122,638
673,170    (308,389)
Deferred employee profit sharing                              (23,456)
116,374       8,397
Employee benefits                                                 715
3,127           -
Purchase accounting adjustments:
 . Amortization of negative goodwill                         (272,403)
-           -
 . Depreciation                                                41,738
41,738      41,738
Effect of fifth amendment to Bulletin B-10                    (26,607)
(39,527)    (51,378)
Effect of Bulletin B-15 on prior years                          7,048
1,662           -
Equity swaps                                                 (116,930)
69,913     (75,522)
Effect of U.S. GAAP adjustments
on minority interest                                           (1,542)
(40,136)      1,615
                                                            ---------
----------   ---------
Net (loss) income                                           $(159,560)
$1,925,659   $   6,059
                                                            =========
==========   =========
Basic and diluted (loss) earnings  per share
under U.S. GAAP                                                $(2.97)
$35.75       $0.11
                                                            =========
==========   =========
Weighted average common shares outstanding
   (thousands)                                                 53,679
53,858      53,875
                                                            =========
==========   =========

Reconciliation of consolidated stockholders' equity:

                                                                 Year ended
December 31,

-----------------------

                                                            1998          1999
       2000
                                                            ----          ----
       ----
Total stockholders' equity corresponding to
majority interest under Mexican GAAP                    $ 5,694,766   $
5,595,159   $ 3,348,461
Deferred income taxes                                    (2,719,470)
(2,046,300)      (71,683)
Deferred employee profit sharing                           (906,585)
(790,211)     (781,814)
Employee benefits                                            (3,127)
-             -
Purchase accounting adjustments:
  . Accumulated negative
    goodwill                                             (1,238,460)
(1,238,460)   (1,238,460)
  . Accumulated depreciation                                110,231
151,969       193,707
Effect of fifth amendment of  Bulletin B-10:
  . Fixed assets                                            728,310
1,182,602     1,675,075
  . Accumulated depreciation                                (39,456)
(78,983)     (130,361)
Effect of restatement of prior year amounts
per Bulletin B-15                                           242,418
61,786             -
Effect of U.S. GAAP adjustments on
minority interest                                            58,626
18,490        20,105
                                                        -----------
-----------   -----------
Total U.S. GAAP stockholders' equity                    $ 1,927,253   $
2,856,052   $ 3,015,030
                                                        ===========
===========   ===========

Provided below is an analysis of the changes in stockholders' equity under U.S.
GAAP:


                                                            Year ended December
31

----------------------

                                                              1999
2000
                                                              ----
----


Balance at beginning of the year                          $ 1,927,253   $
2,856,052
Net income under U.S. GAAP                                  1,925,659
6,059
Deficit from restatement                                   (1,273,327)
(277,519)
Cumulative translation adjustment                                 993
350
Effect of Bulletin B-15 on prior years                       (182,294)
(61,786)
Increase (decrease) in capital                                  3,476
(599)
Effect of fifth amendment of Bulletin B-10                    454,292
492,473
                                                          -----------
------------
Balance at end of the year                                $ 2,856,052   $
3,015,030
                                                          ===========
============

Comprehensive income
--------------------

Comprehensive income under Mexican GAAP is as follows:


                                                                 Years ended
December 31,

------------------------

                                                              1998
1999          2000
                                                              ----
----          ----

Mexican GAAP net income                                   $   109,239   $
1,099,338   $   389,598
                                                          -----------
------------   -----------

Other comprehensive income, net:
Cumulative translation adjustment                             (97,969)
993           350
Effect of adoption of Bulletin D-4                                  -
  -    (2,239,034)
Deficit from restatement (1)                                  150,788
(1,273,326)     (321,491)
                                                          -----------
------------   -----------
                                                               52,819
(1,272,333)   (2,560,175)

Comprehensive income (loss)                               $   162,058   $
(172,995)  $(2,170,577)
                                                          ===========
============   ===========
Accumulated comprehensive
loss (end of year)                                        $(1,459,181)
($2,731,514)  $(5,291,689)
                                                          ===========
============   ===========


(1) For 2000, due to the adoption of Bulletin D-4, amount includes deferred tax effect of $43,972.

The components of accumulated other comprehensive loss is as follows as of December 31, 1998, 1999 and 2000:


                                     Effect of        Cumulative
Deficit               Other
                                    adoption of       translation     from
restatement        accumulated
                                    Bulletin D-4      adjustment
            comprehensive

                 loss

Balances at December              $                       $3,795
$(1,462,976)        $ (1,459,181)
31, 1998
Current period changes                                       993
(1,273,326)          (1,272,333)
Balances at December
31, 1999                                                   4,788
(2,736,302)          (2,731,514)

Current period changes               (2,239,034)             350
(321,491)          (2,560,175)
Balances at December
31, 2000                            $(2,239,034)          $5,138
$(3,057,793)         $(5,291,689)
                                    ===========           ======
===========          ===========

Effect of Bulletin B-15 on restatement to constant currency
-----------------------------------------------------------

As disclosed in Note 3, the Company adopted Bulletin B-15, during 1997, Bulletin B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet present (December 31, 2000). Under U.S. GAAP, the primary financial statements should be presented in the same reporting constant currency for all periods. Prior to the adoption of Bulletin B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments was considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Bulletin B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate balances to December 31, 2000 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income and stockholders' equity.


                                                         1998
      1999
                                                     -----------
 -----------
Net income:
As previously reported indexed for effects
 of inflation in Mexico
                                                     $   116,287
 $  1,101,000
As reported under Bulletin B-15                         (109,239)
   (1,099,338)
                                                     -----------
 ------------
                                                     $     7,048
 $      1,662
                                                     ===========
 ============


                                                         1998
      1999
                                                     -----------
 -----------

Stockholders' equity:
As previously reported indexed for effects           $ 5,937,184
 $ 5,656,945
As reported under Bulletin B-15                       (5,694,766)
  (5,595,159)
                                                     -----------
 -----------
                                                     $   242,418
 $    61,786
                                                     ===========
 ===========


The following tables present the Group's condensed balance sheets as of December 31, 1999 and 2000 and statements of income for the three years ended December 31, 1998, 1999 and 2000, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2000 constant pesos using the Mexican NCPI factor.

CONDENSED BALANCE SHEETS:
-------------------------
                                                          December 31
                                                          -----------
                     Assets                            1999         2000
                     ------                            ----         ----
Current assets:
Cash and cash equivalents                          $   695,838  $   620,120
Accounts receivable                                  1,397,280    1,234,041
Inventories and other                                1,200,676    1,118,425
                                                   -----------  -----------

Total current assets                                 3,293,794    2,972,586

Property, plant and equipment                        9,608,560    9,800,659
Other assets                                           327,223      336,285
                                                   -----------  -----------
Total assets                                       $13,229,577  $13,109,530
                                                   ===========  ===========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Current liabilities:

Short - term debt, notes payable and current
portion of long - term debt                        $   148,037  $   383,402
Accrued liabilities and other payables               1,505,633    1,095,590
Deferred income tax and employee profit sharing        149,155      248,596
                                                   -----------  -----------

Total current liabilities                            1,802,825    1,727,588
                                                   -----------  -----------

Long-term debt                                       5,639,667    5,086,470
Seniority premiums                                     198,372      206,121
Deferred income tax and employee profit sharing      2,687,356    2,995,490
Other                                                      467       64,042
                                                   -----------  -----------
Total long-term liabilities                          8,525,862    8,352,123
                                                   -----------  -----------

Total liabilities                                   10,328,687   10,079,711
                                                   -----------  -----------

Minority interest                                       44,838       14,789
                                                   -----------  -----------

Stockholders' equity                                 2,856,052    3,015,030
                                                   -----------  -----------

Total liabilities and stockholders' equity         $13,229,577  $13,109,530
                                                   ===========  ===========

CONDENSED STATEMENTS OF INCOME:

                                                       Years ended December 31
                                                       -----------------------

                                                    1998         1999
2000
                                                    ----         ----
----

Net sales                                       $ 6,234,009   $5,878,519
$6,075,007
Cost of sales                                     4,667,681    4,349,767
4,552,961
                                                -----------   ----------
----------

Gross profit                                      1,566,328    1,528,752
1,522,046
Selling, general and administrative expenses        722,235      317,703
445,534
                                                -----------   ----------
----------

Operating income                                    844,093    1,211,049
1,076,512
                                                -----------   ----------
----------

Financing costs:
Interest expense                                    859,839      766,374
700,367
Interest income                                    (115,041)    ( 86,094)
(94,146)
Foreign loss (gain), net                          1,190,612     (264,013)
74,477
Gain on monetary position                          (857,605)    (617,039)
(359,988)
                                                -----------   ----------
----------

                                                 (1,077,805)     200,772
(320,710)
                                                -----------   ----------
----------

Other (expense) income, net                         (49,953)      13,292
(107,412)
                                                -----------   ----------
----------

(Loss) income before provision and minority
interest                                           (283,665)   1,425,113
648,390

Income and asset tax benefit (expense)              114,670      543,676
(645,459)

Minority interest                                     9,435      (43,130)
3,128
                                                -----------   ----------
----------

Net (loss) income                               $  (159,560)  $1,925,659   $
6,059
                                                ===========   ==========
==========


Effect of fifth amendment to Bulletin B-10 (Modified)
----------------------------------------------------

As mentioned in Note 2 (b), the Company elected, as a result of the adoption of the Fifth Amendment to Bulletin B-10 (Modified), to restate its non-monetary assets of foreign origin based on the change of the Mexican peso against the foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate. This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under U.S. GAAP, these assets which are used in Mexico would be adjusted by the Mexican NCPI and depreciation would be calculated on this basis.


Deferred income tax and employee profit sharing
-----------------------------------------------

Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" "SFAS No. 109" requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles:
(a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards,
(c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which in management's opinion, are more likely than not that they are not expected to be realized). The subsequent realization of this benefit does not affect the income tax provision.

The significant components of income and asset tax expense under U.S. GAAP were as follows:


                                                  Year ended December 31,
                                                  -----------------------
Income and assets tax  expense:
                                               1998        1999       2000
                                               ----        ----       ----
Current:
--------
   Domestic                                  $   7,968   $ 129,494   $229,487
                                             ---------   ---------   --------

Deferred:
---------
   Domestic                                   (122,638)   (644,475)   355,598
   Foreign                                                 (28,695)    60,374
                                                         ---------   --------

                                              (122,638)   (673,170)   415,972
                                             ---------   ---------   --------
Income and assets tax (benefit) provision    $(114,670)  $(543,676)  $645,459
                                             =========   =========   ========

The income tax and profit sharing effects of significant items comprising the Group's net deferred income tax and profit sharing assets and liabilities under US GAAP are as follows:


                                     1999                           2000
                                     ----
-------------------------------------
                                                SFAS No.109       SFAS 109
                                                applied to        applied
                                                 Mex-Subs       Foreign-Subs
Total
                                                 --------       ------------
-----

Deferred income tax
(assets) liabilities:
Inventories                     $   310,779    $   271,984    $      --      $
271,984
Property, plant and equipment     2,173,837      2,294,738        134,230
2,428,968
Reserves                           (196,097)       (76,995)          --
(76,995)
Equity swaps agreements                 163        (22,216)
(22,216)
Deferred costs                       44,649         47,198           --
 47,198
Tax loss carryforwards             (228,608)       (96,725)       (42,014)
(138,739)
Other                               (58,423)       (43,633)        (4,295)
(47,928)
                                -----------    -----------    -----------
-----------
Total net deferred income tax
liabilities                     $ 2,046,300    $ 2,374,351    $    87,921    $
2,462,272
                                ===========    ===========    ===========
===========


Under U.S. GAAP, $149,155 and $248,596 of the deferred tax liability at December 31, 1999 and 2000, respectively, would have been reflected as a current liability.


                                                              December 31,
                                                              ------------
                                                            1999       2000
                                                            ----       ----

Deferred employee profit sharing liabilities (assets):

Inventories                                               $ 88,794   $ 73,210
Property, plant and equipment                              725,559    724,054
Pre-operating expenses                                      12,757      4,306
Allowance for doubtful accounts                            (54,321)   (19,603)
Exchange rate gains fluctuations                            17,374       (153)
Equity swaps                                                    48          -
                                                          --------   --------
Total net deferred employee profit
sharing liability                                         $790,211   $781,814
                                                          ========   ========

Under U.S. GAAP, employee profit sharing is recorded as an operating expense.

For the year ended December 31, 2000, the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:


Deferred tax liabilitiy:                                         Mexican
U.S.
                                                                  GAAP
GAAP     Difference
                                                                  ----
----     ----------
     At December 31, 1999                                       $2,239,034
$2,046,300   $ 192,734
     At December 31, 2000                                        2,390,589
2,462,272      71,683
                                                                ----------
----------  ----------
     Net change                                                 $  151,555   $
415,972   $(264,417)
                                                                ==========
==========  ==========

The net change in the deferred tax liabilities during 2000 was allocated to the following components:


Deferred tax liabilitiy:                                         Mexican
U.S.
                                                                  GAAP
GAAP     Difference
                                                                  ----
----     ----------

     Deferred tax expense                                       $  161,821   $
415,972   $(254,151)
     Monetary gain on initial balance                             (189,486)
          (189,486)
     Monetary loss on current
       period change                                               135,248
           135,248
                                                                ----------
----------  ----------
                                                                   107,583
415,972    (308,389)
     Deficit from restatement                                       43,972
            43,972
                                                                ----------
----------  ----------
                                                                $  151,555   $
415,972   $(264,417)
                                                                ==========
==========  ==========

(1) In accordance with Bulletin D-4

Temporary differences under SFAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Bulletin D-4 states that the change in the deferred tax asset or liability is firts measured on a historical cost basis and the components of the change including and monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or loss.

Employee benefits
-----------------

Liabilities and costs related to pension plans and seniority premiums are recorded under Mexican GAAP according to Bulletin D-3 (Revised), "Labor Liabilities", as described in Note 3 (j) Under U.S. GAAP, the requirements of SFAS No. 87, "Employers' Accounting for Pensions", as amended by SFAS, No. 132, "Employees Disclosures about Pensions and Other Postretirement Benefits", for recording liabilities and costs relating to pension plans and seniority premiums using actuarial computations are similar to those of Bulletin D-3. The difference in the accrued pension liability between Mexican GAAP and U.S. GAAP was to the adoption of the principles on different dates.

The following sets forth the changes in benefit obligations, and the funded status of such plans for 1999 and 2000 reconciled with the amounts reported in the consolidated balance sheets under U.S. GAAP. There were no plan assets at December 31, 1999 and 2000.

The difference in the accrued pension liabilities between Mexican GAAP and U.S. GAAP was due to the adoption of the principles on different dates

                                                        Year ended December 31,
                                                        -----------------------

                                                    1998         1999
2000
                                                    ----         ----
----
Service cost                                         8,591        8,347
8,934
Interest cost                                       10,389       12,381
12,200
Amortization of unrecognized obligations            11,830       13,113
12,424
                                                   -------    ---------
---------
Net cost under U.S. GAAP                            30,810       33,841
33,558
Net cost under Mexican GAAP                         31,526       33,841
33,558
                                                   -------    ---------
---------
Additional income (expense) that would be
   recognized under U.S. GAAP                      $   716    $       -   $
 -
                                                   =======    =========
=========

                                                                   December 31
                                                                   -----------
                                                                1999        2000
                                                                ----        ----
Change in benefit obligation:

Projected benefit obligation, beginning of year               $ 217,336   $
230,436
Service cost                                                      8,347
8,934
Interest cost                                                    12,381
12,424
Actuarial loss                                                   13,113
12,200
Benefits paid                                                   (20,741)
(18,234)
                                                              ---------
---------

Projected benefit obligations, end of year                    $ 230,436   $
245,760
                                                              =========
=========

Unfunded liabilities                                          $ 230,436   $
245,760
Unrecognized net prior service costs, net                        (4,415)
(15,510)
Unrecognized transition obligation and other                   (149,337)
(137,304)
                                                              ---------
---------

Net  recognized pension liability                             $  76,684   $
92,946
                                                              =========
=========

Amounts recognized in balance sheets:
Accrued benefit liability                                     $ 198,371   $
206,122
Intangible pension asset - Labor obligations                    121,687
110,153
                                                              ---------
---------

Net liability recognized under U.S. GAAP                         76,684
95,969
Net liability recognized under Mexican GAAP                      76,684
95,969
                                                              ---------
---------
Additional minimum liability                                  $     -     $    -
                                                              =========
=========

The Company has no post-retirement health care insurance or other post-employment benefit plans, other than the pensions plans mentioned above.

The following rates were used for the assumptions in determining the actuarial present value of accumulated benefits for the Company's defined benefit plans:

                              Year ended December 31,
                              -----------------------

                         1998        1999             2000
                         ----        ----             ----

Discount rate             5%          5%               5%
Salary increase rate      2%          2%               2%
Rate of return            5%          5%               5%

Acquisitions
------------

During the year ended December 31, 1998, the Group acquired what is now Mckinley Container, Co. for US$ 23 million. Under Mexican GAAP, the Group has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill was amortized into income over the period in which the Group expects to integrate these operations into the Company.

Under U.S. GAAP this purchases has been accounted for under the purchase method and consequently, the purchase price has been allocated to assets acquired and liabilities assumed. As a result under U.S. GAAP, negative goodwill was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets), whereas under Mexican GAAP, it was recognized in earnings.

Equity Swaps agreements
-----------------------

As described in Note 10, the Group has entered into "Equity Share Swap Transactions" (collective "Equity Swaps") with financial institutions , with respect to its American Depository Receipts ("ADR's") at prices ranging from US$10.4489 to US$14.2813. The Equity Swaps have notional amounts of US$11.88 and US$6.06 at December 31, 1999 and 2000, respectively, bearing interest at LIBOR plus 2.95% payable semiannually and are due in 2002 and 2003. Under Mexican GAAP, the Company has recorded the fair value of the Equity Swaps on the balance sheet, with a corresponding adjustment to stockholders' equity. Under US GAAP, the fair value of the Equity Swaps is recorded in income for the period.

Minority interest
------------------

Under Mexican GAAP , the minority interest in consolidated subsidiaries is presented as a separate component with stockholders equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders equity.

SUPPLEMENTAL US GAAP DISCLOSURES

Cash flow information
---------------------

Under US GAAP pursuant to SFAS 95, "Statement of Cash Flows", a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (the "SEC"), the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item, "Monetary gain", and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

The U.S. GAAP statements of cash flow for the year ended December 31, 1998, 1999 and 2000 are as follows:

                                                        Years ended December, 31
                                                        ------------------------
                                                      1998         1999
2000
                                                   ----------   ----------
---------
Operating activities:
U.S. GAAP Net (loss) income                        $ (159,560)  $1,925,659
6,059
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization                         327,528      309,435
253,401
Minority interest                                      (9,435)      43,130
(3,128)
Deferred income taxes                                (122,638)    (673,170)
415,972
Deferred employee profit sharing                       23,456     (116,374)
(8,397)
Allowance for doubtful accounts                        34,860       38,127
28,479
Inventory obsolescence allowance                            -        2,741
  907
Employee benefits                                         715        3,127
    -
Monetary gain                                        (857,605)    (617,039)
(359,988)
Accrued interest                                      182,983            -
    -
Equity Swap                                          (116,930)     (69,913)
75,522
Loss on sale of fixed assets                                -            -
6,088
Foreign exchange loss, net                             77,107      173,739
79,946
Other                                                  63,224       (8,312)
(3,514)
                                                   ----------   ----------
---------
                                                     (556,295)   1,011,150
491,347
Changes in operating assets and liabilities:

Accounts receivable, net                             (236,472)    (181,260)
(696,348)
Inventories, net                                       65,088     (368,593)
19,031
Prepaid expenses                                            -     (145,688)
(60,980)
Other liabilities                                     (10,432)     352,108
354,885
                                                   ----------   ----------
---------


Cash  flow (used in) provided by operating
0000activities:                                          (738,111)     667,717
  107,935
                                                   ----------   ----------
---------
Financing activities:
Proceeds from (payments of) bank loans              2,170,390     (453,097)
214,733
Payments of long term debt                             24,617     (512,435)
(96,096)

Payments of debt issuance cost                              -            -
(13,825)
Paid in capital                                             -        3,476
 (599)
Derivative instruments                                      -            -
(12,514)
                                                   ----------   ----------
---------

Cash flow  provided by (used in)
financing activities:                               2,195,007     (962,056)
91,699
                                                   ----------   ----------
---------

Investing activities:
Acquisitions of fixed assets                         (887,786)    (125,523)
(380,542)
Proceeds on sale of fixed assets
4,497
Acquisitions of minority interest                     (28,319)     (23,561)
    -
                                                   ----------   ----------
---------
Cash flow used in investing activities               (916,105)    (149,084)
(376,045)
                                                   ----------   ----------
---------

Effect of inflation and exchange rate changes
on cash and cash equivalents                          (27,129)      24,684
100,693
Net increase (decrease) in cash and cash
equivalents                                           513,662     (418,739)
(75,718)
Cash and cash equivalents at beginning of year        600,915    1,114,577
695,838
                                                   ----------   ----------
---------
Cash and cash equivalents at end of year           $1,114,577   $  695,838   $
620,120
                                                   ==========   ==========
=========

Supplemental cash flow disclosures:
-----------------------------------

                                                        Years ended December 31,
                                                        ------------------------

                                                       1998         1999
2000
                                                   ----------   ----------
---------

Cash paid during the year for:
Interest                                           $  668,930   $  680,595   $
729,138
Income and asset tax                                    8,519      122,451
116,624

Supplemental balance sheet information
--------------------------------------


 . Other current liabilities:
  --------------------------

  Included within accrued liabilities and other payables as of December 31, 1999 and 2000 are customers' advances ($613 and $153, respectively) and accrued freight costs ($5,449 and $16,394, respectively).



 . Segment disclosures
  -------------------

  The Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes guidelines for the way that public enterprises report information about operating segments in financial statements periods. This statement also established guidelines for related disclosures about products and services, geographic areas, and major
  customers.   See Note 19 for the Company's segment disclosures in accordance with IAS 14 and SFAS No 131.

 . Valuation and qualifying accounts:
  ----------------------------------

  The following table presents the rollforward of the allowance for doubtful accounts for the years ended December 31, 1998, 1999 and 2000:

                                             Years ended December 31,
                                             ------------------------

                                            1998       1999       2000
                                            ----       ----       ----
Balance at the beginning of the period    $(63,503)  $(88,921)  $(86,828)
Increase in the allowance                  (34,860)   (38,127)   (28,479)
Write-offs                                   3,276     33,499     25,001
Effects of inflation                         6,166      6,721      6,924
                                          --------   --------   --------
Balance at the end of the period          $(88,921)  $(86,828)  $(83,382)
                                          ========   ========   ========



The following table presents the rollforward of the inventory obsolescence allowance for the years ended December 31, 1998, 1999 and 2000:

                                             Years ended December 31,
                                             ------------------------

                                            1998       1999       2000
                                            ----       ----       ----

Balance at the beginning of the period    $(17,467)  $(11,050)   (12,579)
Increase in the allowance                        -     (2,741)      (907)
Write-offs                                   4,503          -          -
Effects of inflation                         1,914      1,212      1,041
                                          --------   --------   --------
Balance at the end of the period          $(11,050)  $(12,579)  $(12,445)
                                          ========   ========   ========

Risks and uncertainties
------------------------

 . Environmental matters

The Company's Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General el Equilibrio Ecologico y la Proteccion al Ambiente) and the rules published thereunder (the "Ecological Law"). In accordance with the Ecological Law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of Natural Resources, Environment and Fishing (Secretaria del Medio Ambiente, Recursos Naturales y Pesca), which has broad discretion in carrying out its statutory mandate.

In 1998, the Company agreed with Mexican environmental regulatory authorities to bring its paper plants into compliance with wastewater discharge regulations. The Company has since instituted new procedures, and management believes the Company is currently in compliance with both the general standard established under the Ecological Law and with specific standards promulgated by the regulatory authorities. However, there can be no assurance that relevant authorities will continue finding the Company 's environmental procedures adequate, or that more stringent environmental laws will not be enacted in the future.

New accounting pronouncements
-----------------------------

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, " Accounting for transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This Statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. The Company management does not expect the adoption of this statement to have a material impact on financial statements.

In December 1999, the SEC issued staff accounting Bulleting 101 ("SAB 101"), "Revenue Recognition in Financial Statement" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements have been presented on a basis that is consistent with the provisions of SAB 101 for all periods presented. There was no effect with the implementation of SAB 101.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which requires that all derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction, and, if so, the type or hedge transaction. This statement is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued statement No. 138, "Accounting for Derivative Instruments and Hedging Activities - an amendment of SFAS 133." This amendment addresses certain issues causing implementation difficulties for entities that have adopted or will adopt SFAS 133. The adoption of SFAS 133 will not have a material impact on the Company's financial position or results of operations.

                         - - - - - - - - - - - - - - - -

Item 19. Exhibits.

Documents filed as exhibits to this annual report:

1.1 English language translation of April 26, 2001 Amendment to our by-laws (estatutos sociales).

                                                        Exhibit 1.1 to Form 20-F

                     GRUPO INDUSTRIAL DURANGO, S.A. DE C.V.
                            AMENDMENT TO THE BY-LAWS
                            ADOPTED ON APRIL 26, 2001

     ARTICLE ELEVEN. Provisional or definitive shares shall be represented by certificates which must contain the text of Article Five of these by laws and which must fulfill the requirements of Article 125 of the General Law of Commercial Companies and Article Fifteen of the Foreign Investments Law. Such certificates may comprise one or more shares and shall be handwritten or facsimile signed by the Chairman and any other member of the Board of Directors, subject to the condition that in the case of facsimile, the handwritten signatures be deposited in the Public Registry of Commerce in which the Articles of Incorporation and By-Laws are registered. The definitive certificates shall include coupons numbered in sequence; the provisional certificates may or may not contain coupons. The definitive or provisional certificate characteristics shall be determined by the Board of Directors that may also determine on the issuance of new certificates for substitution of those outstanding at the time of the resolution. The definitive certificates shall be issued within 180 days from the day of incorporation or the issuance or exchange resolution.

     ARTICLE TWELVE. The management of the Company shall be vested in the Board of Directors comprised of such number of members as may be determined by the Shareholders, which shall not be less than five nor more than fifteen, which Shareholders may designate such alternate members as it may deem appropriate. If designations are made in order to substitute a determined regular member, then the alternate member shall only substitute for the specific regular member involved. Otherwise, the alternate members shall commence their functions in accordance with the sequence in which they are designated. The mentioned substitution rules shall not be apply for the Chairman substitution that always shall be substituted by the Vice Chairman or if unavailable, by the first alternate member in accordance with the sequence of designation.

     Substitution shall take effect in case of resignation or incapacity of the regular members. The alternate member shall continue to hold office until the end of the incapacity of the regular member or, until the Shareholders makes a new designation, as the case may be.

     In order to divulge the regular activities of the Board of Directors, the alternate members shall receive the same information that the regular members obtain from time to time.

     The Board of Directors shall designate from amongst its members one to hold the office of the Chairman of the Board of Directors, the Vice Chairman, the Secretary and the Assistant Secretary of the Board of Directors, provided that the latter may or may not be members of the Board of Directors.

     The Director General and such other officers appointed by the Board of Directors shall enjoy those powers which are granted to them in the act which designated them. The individuals holding those titles may be shareholders, members of the Board of Directors, members of other administrative bodies of the corporation, or individuals from outside of the corporation.

     The Chairman of the Board of Directors shall have those powers and duties which are granted to him or her by law and by these by-laws and, in particular, he or she shall have the duty of complying with, and causing compliance with, all laws and these by-laws and the resolutions of the Shareholders and of the Board of Directors.

     ARTICLE THIRTEEN. In order to support and guaranty the proper adoption of management resolutions in the areas of auditing, remuneration and planning and finance, there shall be committees in each of such areas. The Shareholders shall have the power to designate between three and seven members of the Board of Directors to be part of the audit, remuneration and finance and planning committees. The Shareholders shall also designate the President of each such committees.

     The Shareholders may additionally designate other members of the Board of Directors or alternates of such Board to act as alternate members of the mentioned committees for temporary or definitive absentees, with the powers that the Shareholders deem appropriate to develop their functions.

                                                        Exhibit 1.1 to Form 20-F


     The audit, remuneration and finance and planning committees shall act and adopt any resolution by majority vote. In case of conflict of interest the members involved shall not participate. The committees shall have such powers specifically granted by the Shareholders and shall participate in such studies, advisement, and additional matters submitted by the Board of Directors in addition to the following general functions:

     The remuneration committee shall recommend designations of Director General and main officers of the Company; suggest evaluation criteria in accordance with the general outlines of the Board of Directors; and analyze and submit to the Board of Directors the structure and remuneration of the main officers.

     The audit committee shall recommend to the Board of Directors the external auditors of the Company; suggest the terms and conditions of such auditors service; supervise the auditors work; act as intermediate between the Board of Directors and the external auditors, and guaranty the independence of said auditors; review the working plan, communications and audit reports and inform its results to the Board of Directors; submit to the Board of Directors the financial information basis, review such financial information and its issuance process; contribute in the determination of the general outline of the internal control system and evaluate its effectiveness; support the Board of Directors in the evaluation and coordination of the annual internal audit programs; coordinate the internal, external and statutory auditing works; and verify the compliance of such statutes and regulations applicable to the Company.

     The finance and planning committee shall be responsible of evaluate and, if applicable, suggest the investment and financing policy of the Company; evaluate and, if applicable, suggest the general outline for the strategic planning of the Company; submit opinions as of the annual budget; review the adequate use and implementation of the budget and the strategic plan; and identify risk factors to the Company and evaluate the policy for its management.

     The audit, remuneration and finance and planning committees shall inform to the Board of Directors of its activities at least twice a year or at any other time when any committee deems appropriate or becomes aware of any material acts or facts to the Company.

     The audit, remuneration and finance and planning committees shall not delegate any of its powers to anyone, but may request advise from experts to resolve adequately such matters submitted to the mentioned committees and, additionally, the President of each committee, may invite such experts and officers involved with the particular committee's activities.

     The Statutory Auditor must be duly invited to each committee meeting and may participate in the discussions without voting power.

     ARTICLE EIGHTEEN. The Board of Directors shall meet, at least, four times a year, and whenever a Meeting is called by the Chairman or by two members of the Board of Directors. The Statutory Auditor must be called for all of the sessions of the Board of Directors and, when attending such sessions, he shall have the right to participate, but not to vote. The sessions of the Board of Directors shall be held in Mexico City, Federal District or in any other place, which the Board of Directors may agree to.

     The notices of meeting for such meetings must be sent to those who are to attend, at least five days in advance of the date of the event.

     The Agenda of Meeting or a report on the subjects to be deliberated and resolved must be sent with the notice of meeting, except such information which disclose may result in any breach of contract or against the Company's benefit.

     Whenever a resolution of the Board of Directors is approved in lieu of actual Meeting of the Board, such resolution shall have all legal consequences when taken by unanimous vote, ratify by the members of the Board in writing.

     ARTICLE TWENTY-TWO. In order to hold office, the members of the Board of Directors and the members of the committees referred to in Article Thirteen of these By-laws must guarantee performance of their duties in the terms determined by the corporate body, which appoints them.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           GRUPO INDUSTRIAL DURANGO, S.A. DE C.V.

                           By: /S/ GABRIEL VILLEGAS SALAZAR
                               -------------------------------------------------
                               Name: Lic. Gabriel Villegas Salazar
                               Title:   Secretary of the Board and Legal Counsel

Date: July 30, 2001

                                                                  CONFORMED COPY
                                                                  --------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
               OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of April, 2001.

                     Grupo Industrial Durango, S.A. de C.V.
                     --------------------------------------
                 (Translation of registrant's name into English)

             Potasio 150, Ciudad Industrial Durango, Durango, Mexico
             -------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [X]   Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                     GRUPO INDUSTRIAL DURANGO, S.A. DE C.V.



                                     By:  /s/ Gabriel Villegas Salazar
                                        --------------------------------------
                                          Name:  Lic. Gabriel Villegas Salazar
                                          Title: Secretary of the Board and
                                                 Legal Counsel





Date:    April 27, 2001

                        [GRUPO INDUSTRIAL DURANGO LOGO]

                            BMV: GIDUSA; NYSE: GID

                       DURANGO ANNOUNCES RESULTS FOR THE
                              FIRST QUARTER 2001

Durango, Mexico, April 26, 2001. - Grupo Industrial Durango, S.A. DE C.V. ("Durango" or the "Company"), the largest integrated paper-based packaging company in Mexico and Latin America, today announced its results for the first quarter ended on March 31, 2001. Figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant Pesos ("Ps.") and converted into U.S. Dollars as of March 31, 2001.

                           HIGHLIGHTS

            . Very tough international industry business environment . Mexican economy growing one half of the previous year . Capacity management to maintain prices
            .  Better performance than the industry average
            .  1Q'01 EBITDA slightly better than 4Q'00
            .  Extraordinary EBITDA margin of 23.7%
            .  Successful $260MM refinancing of short term debt
            .  Positioned to benefit from next rebound

                      OPERATING RESULTS

NET SALES

For the first quarter of 2001, Durango's net sales of US$141.4 million decreased by 12% compared to US$160.1 million compared to the same period of 2000. This reduction reflects the US economy downturn effect in the domestic market. Shipments of corrugated containers (core business) during the first quarter 2001 were down 6% compared with the same period in 2000. Average prices during the first quarter of 2001 increased by 5% compared with first quarter of 2000.

Despite the effect of a strong peso on imports attractive, the company was able to maintain its market share position in Mexico, as well as the maquiladora market.

COST OF GOODS SOLD

Cost of goods sold per unit increased 3% in spite of the 8% decrease in raw materials (mainly influenced by reductions in OCC), which represent 51% of the total selling cost. Such decrease was absorbed by increases in energy of 13% and increases in unit fixed costs of labor by 22% and maintenance by 13%, mainly due to lower volumes.

EBIT

As a result of a reduction in volumes, operating income for the first quarter of 2001 decreased by US$4.6 million from US$30.5 million during the first quarter of 2000 to US$26.0 million compared with the same period in 2001. Despite this adverse effect, the 18.4% margin remains above the paper industry average.

EBITDA

The company's EBITDA during the first quarter of 2001 reached US$33.5 million a decrease of 14% compared with US$38.8 million for the same period in 2000 but an increase of 2% compared with US$32.9 million in the fourth quarter of 2000. The decline in EBITDA was primarily attributable to lower shipments and higher energy costs.

                   FIRST QUARTER 2001 OPERATING DATA SUMMARY

--------------------------------------------------------------------------------
----
                                                             Change
Change
                                  1Q'01   1Q'00   4Q'00   1Q'01/1Q'00
1Q'01/4Q'00
--------------------------------------------------------------------------------
----
Net Sales           (US million)  141.4   160.1   153.3         -11.7%
-7.7%
--------------------------------------------------------------------------------
----
EBIT                (US million)   26.0    30.5    23.0         -14.7%
+13.0%
--------------------------------------------------------------------------------
----
EBIT Margin                        18.4%   19.1%   15.1%
--------------------------------------------------------------------------------
----
EBITDA              (US million)   33.5    38.8    32.9         -13.7%
+1.8%
--------------------------------------------------------------------------------
----
EBITDA Margin                      23.7%   24.2%   21.5%
--------------------------------------------------------------------------------
----

DEBT FINANCIAL STRUCTURE


After having completed our debt refinancing strategy during the first quarter by $US260 million, the company has maturities of US$25.6 million in 2001 and US$24.6 million in 2002, providing sufficient financial flexibility.

--------------------------------------------------------------------------------

                                CEO's STATEMENT

Miguel Rincon, President and CEO of Durango said: "Our results reflect the challenging market conditions we faced during the first quarter 2001. As a NAFTA market oriented company, we are more sensitive to the US economy's ups and downs. Also, we are very sensitive to appreciation of the peso, because we have a majority of our revenues in dollars and a peso cost position. However, we are excited about our NAFTA vision because we believe Mexico has a great opportunity to become the number one trading partner of the US during the next ten years. This will require a lot of paper and Grupo Industrial Durango, as a major NAFTA company, is very well positioned to benefit from this trend. We are confident about prospects for 2002 and beyond, because the macro fundamentals responsible for the downturn -a strong US dollar and peso, high-energy costs and weak demand- are unlikely to get worse and should show signs of improving by the third quarter of 2001. Meanwhile, we are striving to achieve better results for 2Q'01 than for 1Q'01, as we did regarding of 4Q'00, despite a very tough business environment".

--------------------------------------------------------------------------------

CONTACTS

MAYELA R. VELASCO                                                    ALEX CANCIO
J. ARTURO DIAZ MEDINA                                              RICHARD HUBER
                                                        Thomson Financial/Carson
(52-18) 14-1658                                                   (212) 701-1973
(52-18) 29-1014                                                   (212) 701-1830
mrinconv@corpdgo.com.mx                                      alex.cancio@tfn.com
adiaz@corpdgo.com.mx                                       richard.huber@tfn.com

We invite you to visit our Web site: www.gidusa.com.mx

This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by The Company may differ significantly from the results discussed in the forward - looking statements. Factors that may cause such differences includes general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by The Company and its subsidiaries; the availability of raw materials used by The Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, may of which are beyond the control of The Company and its subsidiaries.

GRUPO INDUSTRIAL DURANGO, S.A. DE C.V.
           OPERATING STATISTICS
    (Figures Restated as of March 31, 2001)

                                                               FINANCIAL
                                                              HIGHLIGHTS

                                    PESOS AT
                            DOLLAR
                                    THE END
                            TERMS
                                    OF THE
                                    PERIOD
                            1Q/00   1Q/01      1Q/00 vs   Ac/00    Ac/01   Ac/00
vs 1Q/00  1Q/01  1Q/00 vs  Ac/00  Ac/01  1Q/00 vs
                                                1Q/01                      Ac/01
                  1Q/01                    1Q/01
SALES                       1543.9    1342.6       -13%   1543.9   1342.6
-13%  160.1   141.4     -12%  160.1   141.4   -12%
OPERATING PROFIT             295.5     246.6       -17%    295.5    246.6
-17%   30.5    26.0     -15%   30.5    26.0   -15%
OPERATING MARGIN              19.1%     18.4%       -4%     19.1%    18.4%
-4%   19.1%   18.4%     -3%   19.1%   18.4%   -3%
DEP., AMORTIZ. AND OTHER      79.7      71.1       -11%     79.7     71.1
-11%    8.3     7.5     -10%    8.3     7.5   -10%
EBITDA                       375.2     317.7       -15%    375.2    317.7
-15%   38.8    33.5     -14%   38.8    33.5   -14%
EBITDA MARGIN                 24.3%     23.7%       -3%     24.3%    23.7%
-3%   24.2%   23.7%     -2%   24.2%   23.7%   -2%
INTEREST NET                 157.6     165.0         5%    157.6    165.0
5%   16.3    17.4       7%   16.3    17.4     7%
  Interest gross             176.0     182.5         4%    176.0    182.5
4%   18.2    19.2       5%   18.2    19.2     5%
  Interest net               157.6     165.0         5%    157.6    165.0
5%   16.3    17.4       7%   16.3    17.4     7%
COVERAGE                       2.4       1.9       -19%      2.4      1.9
-19%    2.4     1.9     -19%    2.4     1.9   -19%
EXCHANGE LOSS (GAIN) NET    -132.3     -45.9              -132.3    -45.9
   -13.7    -4.8           -13.7    -4.8
NET INCOME                   293.8     135.1       -54%    293.8    135.1
-54%   30.4    14.2     -53%   30.4    14.2   -53%
 MAJORITY                    293.7     135.7               293.7    135.7
    30.4    14.3            30.4    14.3
 MINORITY                      0.1      -0.6                 0.1     -0.6
     0.0    -0.1             0.0    -0.1
EARNINGS PER ADR (U.S.D.)     1.15      0.53       -54%     1.15     0.53
-54%   1.13    0.53     -53%   1.13    0.53   -53%
ACQUISITION CAPEX              0.0       0.0    #DIV/0!      0.0      0.0
#DIV/0!    0.0     0.0  #DIV/0!    0.0     0.0  #DIV/0!
INVESTMENT CAPEX              55.0     180.3       228%     55.0    180.3
228%    5.8    19.0     228%    5.8    19.0   228%



EXCHANGE RATE               9.4933    9.4933       0.0%   9.4933   9.4933
0.0%
RESTATEMENT RATIO           1.0717                        1.0717

            GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES
                     CONSOLIDATED CONDENSED BALANCE SHEETS
            AS OF DECEMBER 31, 2000 AND MARCH 31, 2001 (UNAUDITED)
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                             AS OF MARCH 31, 2001
                  (Stated in thousands of Pesos and Dollars)


                                         US$ DLLS.

   December 31,         March 31,        March 31,

      2000                2001             2001

      ----                ----             ----

   (Audited)          (Unaudited)       (Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................................  $
       624,293   $         382,062           40,245
  Accounts receivable-
     Trade................................................................
     1,100,850             960,751          101,203
     Refundable income and asset taxes....................................
             0                   0                0
     Other................................................................
       213,298             236,838           24,948

-------------------   -----------------    -------------
     Net accounts receivable.............................................
     1,314,148           1,197,589          126,151
  Inventories, net........................................................
     1,062,013           1,003,782          105,736

-------------------   -----------------    -------------
       Total current assets...............................................
     3,000,454           2,583,433          272,132

INVESTMENT IN ASSOCIATED COMPANIES........................................
        31,522              31,173            3,284
PROPERTY, PLANT AND EQUIPMENT, net........................................
     9,386,780           9,336,145          983,446
OTHER ASSETS, net.........................................................
       308,034             380,575           40,089

-------------------   -----------------    -------------
       Total assets.......................................................  $
    12,726,790   $      12,331,326        1,298,950

===================   =================    =============

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank portion of long-term debt loans and current........................
       387,316             243,340           25,633
  Notes payable...........................................................
        26,537              44,976            4,738
  Accounts payable to suppliers...........................................
       588,350             459,936           48,448
  Other accounts payable and accrued liabilities..........................
       490,274             260,476           27,438

-------------------   -----------------    -------------
       Total current liabilities..........................................
     1,492,477           1,008,728          106,257
LONG-TERM DEBT............................................................
     5,143,350           5,186,870          546,372
LIABILITY FOR EMPLOYEE BENEFITS...........................................
       208,429             210,473           22,171
DEFERREDCREDITS..........................................................
        64,760             143,015           15,065
LIABILITY FOR DEFERRED INCOME TAXES.......................................
     2,414,686           2,406,616          253,507

-------------------   -----------------    -------------
       Total long term liabilities........................................
     7,831,225           7,946,974          837,114

-------------------   -----------------    -------------
       Total liabilities..................................................
     9,323,702           8,955,702          943,371
STOCKHOLDERS' EQUITY:
  Majority interest.......................................................
     3,367,804           3,340,156          351,844
  Minority interest.......................................................
        35,284              35,468            3,736

-------------------   -----------------    -------------
       Total stockholders' equity.........................................
     3,403,088           3,375,624          355,580

-------------------   -----------------    -------------
       Total liabilities and stockholders' equity.........................  $
    12,726,790   $      12,331,326        1,298,950

===================   =================    =============
          Exchange rate: $ 9.4933 per Dollar

            GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES
       CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                             AS OF MARCH 31, 2001
                  (Stated in thousands of Pesos and Dollars)


                                             *

          Full Year       Acum.Mar        Acum.Mar

     ----------------------------------------------

            2000            2001          US$ 2001

                                         ----------

          (Audited)      (Unaudited)
OPERATING ACTIVITIES:

Net income
(loss)...................................................................   $
390,918   $     135,081          14,229
 Add (deduct)- Charges (credits) to income which do
   not require (provide) cash-
   Depreciation and amortization in
EBIT............................................        275,108          59,527
         6,270
   Provision for employee
benefits..................................................         25,003
   4,369             460

Other...........................................................................
 .         29,776           7,161             754

      ------------   -------------     -----------
   Total items which do not require (provide) cash in
EBIT..........................        329,887          71,057           7,485
   Amortization of Financial
Comissions.............................................         24,022
18,433           1,942
   Provision for deferred
taxes.....................................................        163,633
 (10,262)         (1,081)

Other...........................................................................
 .         23,336           4,968             523

      ------------   -------------     -----------
   Total items which do not require (provide)
cash..................................        540,878          84,196
8,869

      ------------   -------------     -----------
    Net resources generated from (applied to)
income................................        931,796         219,277
23,098

  Changes in:

      ------------   -------------     -----------
 Net resources applied to working capital, except
treasury..........................         24,564        (102,018)
(10,746)

      ------------   -------------     -----------
 Net resources used in operating
activities.........................................        956,360
117,259          12,352

      ------------   -------------     -----------
INVESTMENT ACTIVITIES:
   Acquisition of new
subsidiaries..................................................              0
           0               0
   Additions to property, plant and
equipment.......................................       (331,508)       (180,261)
       (18,988)
   Increase in other
assets.........................................................        (66,558)
      (71,750)         (7,558)
   Minority
interest................................................................
     0               0               0

      ------------   -------------     -----------
 Net resources applied to investing
activities......................................       (398,066)       (252,011)
       (26,546)

      ------------   -------------     -----------
FINANCING ACTIVITIES:
   Short term Bank
loans............................................................        119,963
     (1,689,111)       (177,927)
   Long term Bank
loans.............................................................
(565,137)         22,352           2,355
   Notes
payable....................................................................
 (187,762)         70,680           7,445
   Long term other
liabilities......................................................              0
      1,488,600         156,805
   Increase in
capital..............................................................
(605)              0               0

      ------------   -------------     -----------
 Net resources generated from financing
activities..................................       (633,541)       (107,479)
   (11,322)

      ------------   -------------     -----------
INCREASE IN CASH AND CASH
EQUIVALENTS...............................................        (75,247)
(242,231)        (25,516)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE
PERIOD................................        699,540         624,293
65,761

      ------------   -------------     -----------
CASH & CASH EQUIVALENTS AT END OF THE
PERIOD........................................    $   624,293   $     382,062
US$     40,245

      ============   =============     ===========

* The exchange rate of 9.4933 was used for translation purposes.

                    GRUPO INDUSTRIAL DURANGO, S.A. DE C.V.
            CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                             AS OF MARCH 31, 2001

                                                   Thousands of Pesos
       Thousands of Dollars
                                                   1Q              1Q
          1Q         1Q
                                                  2000            2001       Var
         2000       2001      Var
                                                  ----            ----       ---
         ----       ----      ---
                                                   (Audited)       (Unaudited)
       (Audited) (Unaudited)

NET SALES.................................  $   1,543,938   $   1,342,610
-13%        160,050   141,386    -12%
COST OF SALES.............................      1,142,397         988,356
-13%        118,529   104,075    -12%
                                            -------------   -------------
-----         ------  --------  ------
  Gross profit............................        401,541         354,254
-12%         41,521    37,311    -10%

  Selling and Administrative expenses.....        106,076         107,654
1%         10,972    11,339      3%
                                            -------------   -------------
-----         ------  --------  ------
  Operating income........................        295,465         246,600
-17%         30,549    25,972    -15%

FINANCIAL EXPENSE:
Interest, net.............................        157,552         165,039
5%         16,258    17,385      7%
Exchange (gain) loss, net.................       (132,291)        (45,862)
-65%        (13,652)   (4,831)   -65%
Gain on monetary position.................       (149,594)        (52,889)
-65%        (15,438)   (5,572)   -64%
                                            -------------   -------------
-----         ------  --------  ------
  Total financial expense.................       (124,333)         66,288
-153%        (12,832)    6,982   -154%
                                            -------------   -------------
-----         ------  --------  ------

OTHER INCOME (EXPENSES):
Other income (expense), net...............          4,758             848
-82%            492        89    -82%
                                            -------------   -------------
-----         ------  --------  ------
  Total other income (expense)............          4,758             848
-82%            492        89    -82%
                                            -------------   -------------
-----         ------  --------  ------
  Income (loss) before income and
     asset taxes..........................        424,556         181,160
-57%         43,873    19,079    -57%
Provisions for income and asset taxes.....        111,560          56,341
-49%         11,513     5,934    -48%
Provision for deferred income taxes.......         19,183         (10,262)  N/A
          1,980    (1,086)  N/A
                                            -------------   -------------
-----         ------  --------  ------

NET INCOME................................  $     293,813   $     135,081
-54%         30,380    14,231    -53%
                                            =============   =============
=====         ======  ========  ======

  MAJORITY................................        293,742         135,708
-54%         30,373    14,297    -53%
  MINORITY................................             71            (627)  N/A
              7       (66)  N/A
                                            -------------   -------------
-----         ------  --------  ------
                                            $     293,813   $     135,081
-54%         30,380    14,231    -53%
                                            =============   =============
=====         ======  ========  ======

                                                                  CONFORMED COPY
                                                                  --------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                For the month of          July         , 2001.
                                 ----------------------

                    Grupo Industrial Durango, S.A. de C.V.
     ---------------------------------------------------------------------
                (Translation of registrant's name into English)

             Potasio 150, Ciudad Industrial Durango, Durango, Mexico
------------------------------------------------------------------------------
                    (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                       --------------------.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        CORPORACION DURANGO, S.A. DE C.V.

                                        By:  /s/ Gabriel Villegas Salazar
                                             ----------------------------
                                        Name:   Lic. Gabriel Villegas Salazar
                                        Title:  Secretary of the Board and Legal
                                                Counsel


Date:  July 27, 2001

                        [GRUPO INDUSTRIAL DURANGO LOGO]


                  GRUPO INDUSTRIAL DURANGO ANNOUNCES RESULTS
                          FOR THE SECOND QUARTER 2001


Durango, Mexico, July 27, 2001. - Grupo Industrial Durango, S.A. de C.V. (The "Company" or "GID" ; NYSE: GID ; BMV: Gidusa), the largest integrated containerboard and packaging company in Mexico and Latin America, today announced its results for the second quarter ended on June 30, 2001. Figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant Pesos ("Ps.") and converted into U.S. Dollars as of June 30, 2001.

--------------------------------------------------------------------------------

                                  HIGHLIGHTS


          .  Tougher market and exchange rate conditions
          .  2Q'01 EBITDA slightly better than 1Q'01
          .  2Q'01 EBITDA declined only 7.6% versus 2Q'00
          .  Stronger EBITDA margin of 23.4%
          .  Stronger Net Income
          .  Consistently out performing the industry
          .  Poised to grow earning power in 2002



--------------------------------------------------------------------------------
-
                             2Q'001             1Q'01             2Q'00
2Q'01/1Q'01       2Q'01/2Q'00
--------------------------------------------------------------------------------
------------------------------

NET SALES                     138.5             141.6             154.6
    -2.2%            -10.4%
--------------------------------------------------------------------------------
------------------------------

EBITDA                         32.4              32.3              35.1
     0.4%             -7.6%
--------------------------------------------------------------------------------
------------------------------

EBITDA Margin                  23.4%             22.8%             22.7%
     2.6%              3.1%
--------------------------------------------------------------------------------
------------------------------

NET INCOME                     34.2              14.2             -37.3
   140.6%               Na
--------------------------------------------------------------------------------
------------------------------

                                                             (In million of USD)

             SECOND QUARTER 2001 COMPARED WITH SECOND QUARTER 2000


Net Sales

The continuation of a demand slow down due to a very weak Mexican and US economy and the strong Peso and US dollar affected domestic profitability and export competitiveness. The Company is taking actions to match production orders, stabilize and reduce inventory levels and to focus on and reinforce relationships with the Company's customers.

During the second quarter of 2001, the Company took approximately 34,000 metric tons of market-related down time in the paper and packaging segment to match customer orders and reduce inventories.

Total net sales decreased 10.4% to US$138.5 million for the second quarter of 2001 from US$154.6 million for the second quarter of 2000. This decrease was primarily due to a 16.2% decrease in shipments to 207.3 thousand metric tons for the second quarter of 2001 from 247.5 thousand metric tons for the second quarter of 2000. However, a 7.0% increase in the average unit mix prices mainly from paper and packaging prices helped mitigate the reduction in volume.

Cost of Sales

Cost of sales decreased 10.7% to US$103.2 million for the second quarter of 2001 from US$115.6 million for the second quarter of 2000. This decrease was primarily due to lower shipments and lower costs in raw materials. In addition, average prices of old corrugated container, or OCC, which account for approximately 50% of our cost of sales, decreased by 34% in nominal terms to US$106 per ton from US$161 per ton. Energy and labor costs, which represent approximately 29% of our cost of goods sold, increased approximately by 15% in nominal terms during the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 8.6% to US$10.0 million for the second quarter of 2001 from US$10.9 million for the second quarter of 2000.

EBITDA

Our raw material cost reductions, higher energy costs, lower volumes and downward pressure on pricing all influenced earnings, leading to a decrease in EBITDA of 7.6% to US$32.4 million for the second quarter of 2001 from US$35.1 million for the second quarter of 2000. The most significant negative effect was from lower shipments in the paper and packaging segments. EBITDA as a percentage of net sales was 23.4% for the second quarter of 2001 higher than 22.7% for the second quarter of 2000.


Operating Income

Operating income decreased 9.7% to US$25.3 million for the second quarter of 2001 from US$28.0 million for the second quarter of 2000. This decrease was primarily due to lower shipments in paper and packaging segments. Operating income as a percentage of sales was 18.3% for the second quarter of 2001 compared with 18.1% for the second quarter of 2000.

Financing Cost

Financing cost was a gain of US$16.6 million for the second quarter of 2001 as compared to an expense of US$35.6 million for the same period in 2000. Interest expense increased to US$19.9 million for the second quarter of 2001 from US$17.5 million for the second quarter of 2000. Interest income reached US$2.7 million for the second quarter of 2001 practically flat from US$2.8 million for the second quarter of 2000.

Foreign exchange results were a gain of US$28.7 million for the second quarter 2001 as compared to an expense of US$33.4 million for the second quarter 2000. This foreign exchange difference resulted from a higher appreciation of the Peso in the second quarter of 2001 as compared to the same period of 2000. Gain from the Company's monetary position decreased 58.5% to US$5.2 million for the second quarter of 2001 from US$12.5 million for the second quarter of 2000. This decrease reflected a lower inflation rate.

Provisions for Employee Profit Sharing and Income and Asset Taxes Including Tax Loss Carry Forwards

Provisions for employee profit sharing and income and asset taxes net of tax loss carry forwards increased 23.0% to US$10.0 million for the second quarter of 2001 from US$8.1 million for the second quarter of 2000. This increase resulted primarily due to an increase of the Company's taxable income.

Net Income

Net income was to US$34.2 million for the second quarter of 2001 compared to a loss of US$37.3 million for the second quarter of 2000.

Liquidity and Capital Resources

Sources and Uses of Cash:

At June 30, 2001, the Company had cash and cash equivalents of US$64.5 million. Net resources generated from income were US$68.4 million in 2001. We had a decrease in accounts receivable of US$24.6 million, a decrease in inventory of US$4.1 million and a decrease in accounts payable of US$41.7 million. Accounting resources generated by

                                                                               3
operating activities were US$46.5 million after paying taxes, financial costs and accounting for changes in net working capital.


Capital Expenditures

The resources used in investment activities for the first six months of the year 2001 totaled US$17.0 million, of which US$12.0 million were paid in cash. The Company estimates total capex to reach US$21 million for the full year 2001.

First Half 2001 Results

Due to the many and well known negative factors affecting our industry and markets, during the first half of 2001 our total shipments dropped 16.1% to
421.5 thousands of metric tons during the first six months of 2001 from 502.3 thousands of metric tons of the same period of 2000, our net sales dropped 11.2% to US$280.1 million during first half of 2001 from US$315.6 million from the same period of 2000 year and our EBITDA dropped 11.3% versus the first half of 2000.

Upcoming relevant events

On July 3, 2001, Corporacion Durango, S.A. de C.V. ("DURANGO"), our holding company, filed a registration statement with the Securities and Exchange Commission for an exchange offer of its senior notes that will mature in 2006 or 2008 for Grupo Industrial Durango's $250 million senior notes due 2003. The senior notes will be secured by the pledge of intercompany notes from GID. This exchange notes will be indebtedness of the group at holding company level. In February 2001, DURANGO issued US$180 million of 131/8% senior notes due 2006, the proceeds of which were used to purchase or defease US$150 million of GID notes due 2001 and to repay other indebtedness in its other subsidiaries.

--------------------------------------------------------------------------------

            GID - HIGHLIGHTS 2ND QUARTER AND FIRST SEMESTER OF 2001

--------------------------------------------------------------------------------
-----------------------------------------
       FIRST QUARTER                    SECOND QUARTER
               YEAR TO DATE
--------------------------------------------------------------------------------
-----------------------------------------
   Actual          2000            Actual              2000
          Actual           2000
--------------------------------------------------------------------------------
-----------------------------------------
    214.1         254.9             207.3             247.5         SHIPMENTS
          421.5           502.3
--------------------------------------------------------------------------------
-----------------------------------------
    141.6         161.0             138.5             154.6         NET SALES
          280.1           315.6
--------------------------------------------------------------------------------
-----------------------------------------
     26.0          30.7              25.3              28.0         EBIT
           51.3            58.7
--------------------------------------------------------------------------------
-----------------------------------------
     18.4%         19.1%             18.3%             18.1%        EBIT Margin
           18.3%           18.6%
--------------------------------------------------------------------------------
-----------------------------------------
     32.3          37.9              32.4              35.1         EBITDA
           64.7            72.9
--------------------------------------------------------------------------------
-----------------------------------------
     22.8%         23.5%             23.4%             22.7%        EBITDA
Margin           23.1%           23.1%
--------------------------------------------------------------------------------
-----------------------------------------
     1.9X          2.3X              1.9X              2.4X         COVERAGE
           1.9X            2.4X
--------------------------------------------------------------------------------
-----------------------------------------
     14.2          30.5              34.2             -37.3         NET INCOME
           48.4            -6.7
--------------------------------------------------------------------------------
-----------------------------------------

                               CEO'S  STATEMENT


"Although results improved in the second quarter of fiscal 2001, weaker domestic economic conditions and excessively strong peso led to reduced production volumes in this quarter compared to the second quarter last fiscal year. Higher energy, chemicals and labor costs partially offset the benefit of reduced recovered fiber costs compared to the last year's quarter," said Miguel Rincon, Chairman and CEO.

Looking ahead Rincon remarked: "We are encouraged that many of our corrugated packaging customers appear to have reduced their inventories to levels consistent with their demand. That should make it easier for Grupo Industrial Durango to match its supply of containerboard to customer demand for mill and converted products in the months ahead and suggests that box demand is set to recover promptly when the US and Mexico's manufacturing sector emerges from its current recession"

--------------------------------------------------------------------------------





CONTACTS:
---------

MAYELA R. VELASCO                                                    ALEX CANCIO
J. ARTURO DIAZ MEDINA                                              RICHARD HUBER
                                                        Thomson Financial/Carson
(52-18) 14-1658                                                   (212) 701-1973
(52-18) 29-1014                                                   (212) 701-1830
mrinconv@corpdgo.com.mx                                      alex.cancio@tfn.com
adiaz@corpdgo.com.mx                                       richard.huber@tfn.com

We invite you to visit our Web site: www.corpdgo.com

This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by The Company may differ significantly from the results discussed in the forward - looking statements. Factors that may cause such differences includes general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by The Company and its subsidiaries; the availability of raw materials used by The Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors; may of which are beyond the control of The Company and its subsidiaries.

                                                                               6

            GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES
                     CONSOLIDATED CONDENSED BALANCE SHEETS
             AS OF DECEMBER 31, 2000 AND JUNE 30, 2001 (UNAUDITED)
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                              AS OF JUNE 30, 2001
                  (Stated in thousands of Pesos and Dollars)


          US$ DLLS.
                                                    December 31,        June 30,
           June 30,
                                                        2000             2001
            2001
                                                  --------------    ------------
   ---------------------
                                                     (Audited)       (Unaudited)
        (Unaudited)
   ASSETS
CURRENT ASSETS:
      Cash and cash equivalents..............     $      621,113    $    584,706
                  64,460
      Accounts receivable, net...............          1,251,225       1,145,152
                 126,246
      Affiliated companies...................             57,284           7,614
                     839
      Taxes recoverable and other assets.....              6,947          13,754
                   1,516
      Inventories, net.......................          1,070,192       1,033,381
                 113,925
      Prepaids...............................              4,733          11,025
                   1,215
                                                  --------------    ------------
   ---------------------
          Total current assets...............          3,011,494       2,795,632
                 308,201
PROPERTY, PLANT AND EQUIPMENT, net...........          9,417,503       8,958,112
                 987,578
OTHER ASSETS, net............................            341,202         384,969
                  42,440
                                                  --------------    ------------
   ---------------------
          Total assets......................      $   12,770,199    $ 12,138,713
               1,338,219
                                                  ==============    ============
   =====================

   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
      Bank loans and current portion of
       long-term debt........................            389,807         120,140
                  13,245
      Interest payable.......................            261,210         144,779
                  15,961
      Trade accounts payable.................            591,247         475,544
                  52,426
      Notes payable..........................             26,658          35,278
                   3,889
      Affiliated companies...................              5,686              17
                       2
          Accrued liabilities and other

           payables..........................            214,699          72,546
                   7,998
      Employee profit-sharing................              7,394           8,880
                     979
                                                  --------------    ------------
   ---------------------
          Total current liabilities..........          1,496,701         857,184
                  94,500
LONG-TERM DEBT...............................          5,155,013       5,183,229
                 571,419
NOTES PAYABLE................................             37,898          79,552
                   8,770
DEFERRED TAXES...............................          2,429,169       2,430,014
                 267,894
LIABILITY FOR EMPLOYEE BENEFITS..............            210,449         214,873
                  23,688
DERIVATIVE INSTRUMENTS.......................             65,387          74,928
                   8,260
                                                  --------------    ------------
   ---------------------
          Total long term liabilities........          7,897,916       7,982,596
                 880,031
                                                  --------------    ------------
   ---------------------
          Total liabilities..................          9,394,617       8,839,780
                 974,531
STOCKHOLDERS' EQUITY:
      Majority interest......................          3,339,956       3,263,539
                 359,786
      Minority interest......................             35,626          35,394
                   3,902
                                                  --------------    ------------
   ---------------------
          Total stockholders' equity.........          3,375,582       3,298,933
                 363,688
                                                  --------------    ------------
   ---------------------
      Total liabilities and
       stockholders' equity..................     $   12,770,199    $ 12,138,713
               1,338,219
                                                  ==============    ============
   =====================

      Exchange rate: $9.0708 per Dollar

            GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES
       CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                              AS OF JUNE 30, 2001
                  (Stated in thousands of Pesos and Dollars)


                          *
                                                                   Full Year
  Acum.Jun             Acum.Jun

-----------------------------------------------
                                                                     2000
    2001               US$ 2001
                                                                  (Audited)
 (Unaudited)         ----------
OPERATING ACTIVITIES:
Net income (loss)..........................................      $    389,668
$      447,598           49,345
    Add (deduct)- Charges (credits) to
     income which do not require
     (provide) cash-
     Depreciation and amortization.........................           298,463
       123,778           13,646
     Provision for deferred taxes..........................           165,517
        (4,175)            (460)
     Other.................................................            79,405
        53,395            5,886
                                                                 ------------
--------------       ----------
     Total items which do not require (provide) cash.......           543,385
       172,998           19,072
                                                                 ------------
--------------       ----------
           Net resources generated from income.............           933,053
       620,596           68,417
    Changes in operating assets and liabilities:
     Decrease (Increase) in inventories....................           149,269
        36,811            4,058
     Decrease (Increase) in other assets...................           (31,782)
       (80,153)          (8,836)
     Decrease (increase) in account receivables, net.......           122,343
       222,797           24,562
     (Decrease) increase in other accounts
      payable and accrued expenses.........................          (215,027)
      (378,470)         (41,724)
                                                                 ------------
--------------       ----------
     Net resources used in operating activities............           957,856
       421,581           46,477
                                                                 ------------
--------------       ----------
FINANCING ACTIVITIES:
     Short term Bank loans.................................           121,126
      (269,667)         (29,729)
     Long term debt, net...................................          (764,177)
        49,954            5,507
     Increase in capital...................................              (611)
             0                0
                                                                 ------------
--------------       ----------
  Net resources generated from financing activities.....             (643,662)
      (219,713)         (24,222)
                                                                 ------------
--------------       ----------

INVESTMENT ACTIVITIES:
     Additions to property, plant and equipment............          (334,398)
      (153,855)         (16,962)
     Increase in other assets..............................           (67,110)
       (84,420)          (9,307)
                                                                 ------------
--------------       ----------
  Net resources applied to investing activities.........             (401,508)
      (238,275)         (26,268)
                                                                 ------------
--------------       ----------
INCREASE IN CASH AND CASH EQUIVALENTS......................           (87,314)
       (36,407)          (4,014)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD.......           708,427
       621,113           68,474
                                                                 ------------
--------------       ----------
CASH & CASH EQUIVALENTS AT END OF THE PERIOD...............      $    621,113
$      584,706       US$ 64,460
                                                                 ============
==============       ==========

* The exchange rate of 9.0708 was used for translation purposes.

                                       8

                    GRUPO INDUSTRIAL DURANGO, S.A. DE C.V.
            CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                              AS OF JUNE 30, 2001


                                                    Thousands of Pesos
             Thousands of Dollars
                                                     2Q            2Q
               2Q            2Q
                                                    2000          2001
Var           2000          2001         Var
                                                 ---------     ----------
-------       --------       -------     ------
                                                 (Audited)     (Unaudited)
            (Audited)    (Unaudited)
NET SALES.....................................  $1,526,999     $1,256,592
  -18%       154,593       138,531        -10%
COST OF SALES.................................   1,135,901        936,180
  -18%       115,612       103,208        -11%
                                                ----------     ----------
------       --------      --------     ------
  Gross profit................................     391,098        320,412
  -18%        38,981        35,323         -9%

  Selling and Administrative expenses.........     109,845         90,765
  -17%        10,944        10,006         -9%
                                                ----------     ----------
------       --------      --------     ------
  Operating income............................     281,253        229,647
  -18%        28,037        25,317        -10%
FINANCIAL EXPENSE:
Interest, net.................................     149,593        156,292
    4%        14,718        17,230         17%
Exchange (gain) loss, net.....................     339,139       (260,295)
  N/A         33,386       (28,696)       N/A
Gain on monetary position.....................    (126,658)       (46,983)
  -63%       (12,469)       (5,180)       -58%
                                                ----------     ----------
------       --------      --------     ------
  Total financial expense.....................     362,074       (150,986)
  N/A         35,635       (16,646)       N/A
                                                ----------     ----------
------       --------      --------     ------
OTHER INCOME (EXPENSES):
Other income (expense), net...................      (2,148)        28,208
  N/A           (209)        3,109        N/A
                                                ----------     ----------
------       --------      --------     ------
  Total other income (expense)................      (2,148)        28,208
  N/A           (209)        3,109        N/A
                                                ----------     ----------
------       --------      --------     ------
  Income (loss) before income and
   asset taxes................................     (82,969)       408,841
  N/A         (7,807)       45,072        N/A
Provisions for income and asset taxes.........      82,090         90,424
   10%         8,102         9,968         23%
Provision for deferred income taxes...........     216,896          8,062
  -96%        21,353           888        -96%
                                                ----------     ----------
------       --------      --------     ------
NET INCOME....................................  $ (381,955)    $  310,355
  N/A        (37,262)       34,216        N/A
                                                ==========     ==========
======       ========      ========     ======

  MAJORITY....................................    (380,155)       307,321
  N/A        (37,087)       33,881        N/A
  MINORITY....................................      (1,800)         3,034
  N/A           (175)          335        N/A
                                                ----------     ----------
------       --------      --------     ------
                                                $ (381,955)    $  310,355
  N/A        (37,262)       34,216        N/A

                    GRUPO INDUSTRIAL DURANGO, S.A. DE C.V.
            CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
          EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                              AS OF JUNE 30, 2001

                                        Thousands of Pesos
           Thousands of Dollars
                                      Ac                 Ac
           Ac               Ac
                                     2000               2001              Var
          2000             2001        Var
                                     ----               ----              ---
          ----             ----        ---
                                   (Audited)        (Unaudited)
       (Audited)        (Unaudited)
NET SALES......................  $   3,068,810     $   2,597,689            -15%
         315,578          280,126        -11%
COST OF SALES..................      2,274,277         1,921,329            -16%
         234,879          207,467        -12%
                                 -------------     -------------        --------
      ----------       ----------   ---------
  Gross profit.................        794,533           676,360            -15%
          80,699           72,659        -10%

  Selling and Administrative
   expenses....................        216,332           199,010             -8%
          21,970           21,351         -3%
                                 -------------     -------------        --------
      ----------       ----------   ---------
  Operating income.............        578,201           477,350            -17%
          58,729           51,308        -13%
FINANCIAL EXPENSE:
Interest, net..................        308,682           323,040
5%          31,039           34,613         12%
Exchange (gain) loss, net......        205,563          (306,602)            N/A
          19,682          (33,527)       N/A
Gain on monetary position......       (277,704)         (100,496)
-64%         (27,965)         (10,750)       -62%
                                 -------------     -------------        --------
      ----------       ----------   ---------
  Total financial expense......        236,541           (84,058)            N/A
          22,756           (9,664)       N/A
                                 -------------     -------------        --------
      ----------       ----------   ---------
OTHER INCOME (EXPENSES):
Other income (expense), net...           2,638            29,059           1002%
             285            3,199       1022%
                                 -------------     -------------        --------
      ----------       ----------   ---------
  Total other income
   (expense)...................          2,638            29,059           1002%
             285            3,199       1022%
                                 -------------     -------------        --------
      ----------       ----------   ---------
  Income (loss) before income
   and asset taxes.............        344,298           590,467             71%
          36,258           64,171         77%
Provisions for income and
 asset taxes...................        194,733           147,044            -24%
          19,659           15,906        -19%
Provision for deferred income
 taxes.........................        236,266            (4,175)           N/A
          23,341             (171)       N/A
                                 -------------     -------------        --------
      ----------       ----------   ---------
NET INCOME.....................  $     (86,701)    $     447,598           -616%
          (6,742)          48,436       -818%
                                 =============     =============        ========
      ==========       ==========   =========

  MAJORITY.....................        (84,974)          445,198            N/A
          (6,572)          48,166        N/A
  MINORITY.....................         (1,727)            2,400            N/A
            (170)             270        N/A
                                 -------------     -------------        --------
      ----------       ----------   ---------
                                 $     (86,701)    $     447,598            N/A
          (6,742)          48,436        N/A

                                       10

                         INDEX TO FINANCIAL STATEMENTS

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

            INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS as of December 31, 1999 and 2000 and for the years ended December 31, 1998,
                                 1999 and 2000

                                                                           Page
                                                                           ----
Reports of independent accountants........................................ F-3
Combined and consolidated balance sheets as of December 31, 1999 and
 2000..................................................................... F-4
Combined and consolidated statements of income for the years ended
 December 31, 1998, 1999 and 2000......................................... F-5
Combined and consolidated statements of changes in financial position for the years ended December 31, 1998, 1999 and 2000......................... F-6
Combined and consolidated statements of changes in stockholders' equity for the years ended December 31, 1998, 1999 and 2000..................... F-7
Notes to combined and consolidated financial statements................... F-8

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

         INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS as of and for the three months ended March 31, 2000 and 2001

                                                                          Page
                                                                          ----
Unaudited condensed consolidated balance sheets as of March 31, 2000 and
 2001.................................................................... F-49
Unaudited condensed consolidated statements of income for the three months ended March 31, 2000 and 2001.................................... F-50
Unaudited condensed consolidated statements of changes in financial position for the three months ended March 31, 2000 and 2001............. F-51
Notes to unaudited condensed consolidated financial statements........... F-52

                        GILMAN PULP AND PAPER GROUP


                  INDEX TO COMBINED FINANCIAL STATEMENTS


as of and for the eleven months and seventeen days ended December 17, 1999


                                                                           Page
                                                                           ----
Report of independent certified public accountants.......................  F-57
Combined statement of net assets as of December 17, 1999.................  F-58
Combined statement of revenue and expenses for the eleven months and seventeen days ended December 17, 1999..................................  F-59
Combined statement of changes in net assets for the eleven months and seventeen days ended December 17, 1999..................................  F-60
Combined statement of cash flows for the eleven months and seventeen days ended December 17, 1999.................................................  F-61
Notes to combined financial statements...................................  F-62


                        GILMAN PULP AND PAPER GROUP


                 (A DIVISION OF GILMAN INVESTMENT COMPANY)


                  INDEX TO COMBINED FINANCIAL STATEMENTS


         as of and for the years ended December 31, 1997 and 1998


                                                                           Page
                                                                           ----
Report of independent certified public accountants.......................  F-76
Combined statements of net assets as of December 31, 1997 and 1998.......  F-77
Combined statements of revenues and expenses for the years ended December
 31, 1997 and 1998.......................................................  F-78
Combined statements of changes in net assets for the years ended December
 31, 1997 and 1998.......................................................  F-79
Combined statements of cash flows for the years ended December 31, 1997 and 1998................................................................  F-80
Notes to combined financial statements...................................  F-81

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES

                 Combined and Consolidated Financial Statements

                        December 31, 1998, 1999 and 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Corporacion Durango, S.A. De C.V. and Grupo Industrial Durango, S.A. de C.V.:

We have audited the accompanying combined and consolidated balance sheets of Corporacion Durango, S.A. de C.V. and subsidiaries and Grupo Industrial Durango, S.A. de C.V. and subsidiaries (collectively, the "Company"), as of December 31, 1999 and 2000 and the related combined and consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years then ended which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As is mentioned in Note 3n, to the financial statements, effective on January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-Sharing".

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the combined and consolidated financial position of Corporacion Durango, S.A. de C.V. and subsidiaries and Grupo Industrial Durango, S.A. de C.V. and subsidiaries, as of December 31, 1999 and 2000, and the combined and consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of combined and consolidated net income for the years ended December 31, 1998, 1999 and 2000 and the determination of combined and consolidated stockholders' equity as of December 31, 1999 and 2000, to the extent summarized in Note 21 to the combined and consolidated financial statements.

PricewaterhouseCoopers

/s/ Rafael Maya U., C.P.


Mexico, D.F.,
April 16, 2001, except for
Note 21, as to which the date
is June 22, 2001

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

                    COMBINED AND CONSOLIDATED BALANCE SHEETS

                        As of December 31, 1999 and 2000
                             (Notes 1, 2, 3 and 4)

         (thousands of constant Pesos restated as of December 31, 2000)

                                                                   US dollars
                                                                  (thousands)
                                           1999         2000          2000
                                        -----------  -----------  ------------
                ASSETS
Current Assets:
 Cash and temporary investments.......  $   845,416  $   730,086  US$   75,973
 Accounts receivable, net (Note 6)....    2,125,097    2,012,340       209,405
 Affiliated companies (Note 17).......          --         6,772           705
 Taxes recoverable and other assets...       67,465       39,711         4,132
 Inventories, net (Note 7)............    2,149,883    2,210,357       230,011
 Prepaids.............................       32,597       12,472         1,298
                                        -----------  -----------  ------------
 Total current assets.................    5,220,458    5,011,738       521,524
Property, plant and equipment, net
 (Note 8).............................   15,649,463   15,822,864     1,646,534
Other assets (Note 9).................      409,897      500,285        52,060
                                        -----------  -----------  ------------
 Total assets.........................  $21,279,818  $21,334,887  US$2,220,118
                                        ===========  ===========  ============
             LIABILITIES
Current Liabilities:
 Bank loans and debt (Note 10)........  $   883,018  $   545,799  US$   56,796
 Interest payable.....................      384,247      347,617        36,173
 Current portion of long term debt
  (Note 10)...........................      144,914      232,816        24,227
 Trade accounts payable...............    1,354,816    1,507,018       156,821
 Notes payable........................      232,334       26,285         2,735
 Affiliated companies (Note 17).......        3,016           17             2
 Accrued liabilities and other
  payable.............................      545,208      592,866        61,694
 Employee profit sharing..............        5,715        7,242           754
                                        -----------  -----------  ------------
 Total current liabilities............    3,553,268    3,259,660       339,202
Long-term debt (Note 10)..............    6,732,513    6,855,628       713,400
Notes payable.........................       22,623       44,231         4,603
Derivative instruments (Note 11b).....          467       63,475         6,605
Other liabilities ....................          --        58,995         6,139
Deferred tax (Note 16)................          --     3,016,414       313,889
Pension plans and seniority premiums
 (Note 12)............................      225,048      218,192        22,705
                                        -----------  -----------  ------------
 Total long-term liabilities..........    6,980,651   10,256,935     1,067,341
                                        -----------  -----------  ------------
 Total liabilities....................   10,533,919   13,516,595     1,406,543
                                        -----------  -----------  ------------
Negative goodwill (Note 4)............    1,490,243      438,553        45,636
                                        -----------  -----------  ------------
Contingencies and commitments (Note
 13)
         STOCKHOLDERS' EQUITY
 Capital stock (Note 14) .............      527,041    1,901,816       197,904
 Restatement of capital stock ........    1,807,261      202,113        21,032
                                        -----------  -----------  ------------
                                          2,334,302    2,103,929       218,936
                                        -----------  -----------  ------------
Additional paid-in capital............      727,764      (44,482)       (4,629)
                                        -----------  -----------  ------------
Retained earnings (Notes 14 and 15) ..    5,771,473    4,344,866       452,129
                                        -----------  -----------  ------------
Deficit from restatement..............   (1,940,520)       2,549           265
                                        -----------  -----------  ------------
Deferred tax..........................          --      (446,270)      (46,439)
                                        -----------  -----------  ------------
Cumulative translation adjustment of
 foreign subsidiaries.................        2,826       15,214         1,583
                                        -----------  -----------  ------------
 Total majority interest..............    6,895,845    5,975,806       621,845
 Total minority interest..............    2,359,811    1,403,933       146,094
 Total stockholders' equity...........    9,255,656    7,379,739       767,939
                                        -----------  -----------  ------------
   Total liabilities and stockholders'
    equity............................  $21,279,818  $21,334,887  US$2,220,118
                                        ===========  ===========  ============

   The accompanying notes are an integral part of these financial statements.

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

                 COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

              For the Years Ended December 31, 1998, 1999 and 2000
                             (Notes 1, 2, 3 and 4)

  (thousands of constant Pesos restated as of December 31, 2000, except shares and per share amount)

                                                                   US dollars
                                                                  (thousands)
                               1998         1999        2000          2000
                            -----------  ----------  -----------  ------------
Net sales.................. $ 6,034,257  $8,088,568  $11,603,916  US$1,207,509
Cost of sales..............   4,485,068   6,109,753    9,556,467       994,450
                            -----------  ----------  -----------  ------------
    Gross profit...........   1,549,189   1,978,815    2,047,449       213,059
Selling, general and
 administrative expenses...     422,152     633,092      723,530        75,291
                            -----------  ----------  -----------  ------------
    Operating income.......   1,127,037   1,345,723    1,323,919       137,768
                            -----------  ----------  -----------  ------------
Other expense, net.........    (209,435)    (81,294)     (15,222)       (1,584)
Financing (cost) result:
  Interest expense.........    (849,867)   (896,662)    (986,048)     (102,609)
  Interest income..........     113,701     106,038      111,544        11,607
  Foreign exchange gain
   (loss), net.............  (1,135,581)    301,217      (92,096)       (9,584)
  Gain from monetary
   position................     821,355     726,751      543,756        56,583
                            -----------  ----------  -----------  ------------
                             (1,050,392)    237,344     (422,844)      (44,003)
                            -----------  ----------  -----------  ------------
Amortization of negative
 goodwill (Note 4).........   3,386,408      87,712    1,347,290       140,200
                            -----------  ----------  -----------  ------------
Income before provisions
 for income and asset
 taxes, employee profit
 sharing, tax loss
 carryforwards and minority
 interest..................   3,253,618   1,589,485    2,233,143       232,381
                            -----------  ----------  -----------  ------------
Provision for:
  Income and asset taxes
   (Note 16)...............     (15,457)   (167,162)    (262,080)      (27,272)
  Employee profit sharing..     (11,621)     (5,802)      (6,884)         (716)
  Deferred income tax (Note
   16).....................         --          --      (347,485)      (36,159)
                            -----------  ----------  -----------  ------------
                                (27,078)   (172,964)    (616,449)      (64,147)
Utilization of tax loss
 carryforwards (Note 16)...       6,913       6,916          --            --
                            -----------  ----------  -----------  ------------
Net income before minority
 interest..................   3,233,453   1,423,437    1,616,694       168,234
Minority interest..........      33,525     453,971      157,771        16,418
                            -----------  ----------  -----------  ------------
Net income................. $ 3,199,928  $  969,466  $ 1,458,923  US$  151,816
                            ===========  ==========  ===========  ============

   The accompanying notes are an integral part of these financial statements.

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

              For the Years Ended December 31, 1998, 1999 and 2000
                             (Notes 1, 2 , 3 and 4)

         (thousands of constant Pesos restated as of December 31, 2000)

                                                                     US dollars
                                                                     (thousands)
                                 1998         1999         2000         2000
                              -----------  -----------  -----------  -----------
Operating activities:
  Net income before minority
   interest.................  $ 3,233,453  $ 1,423,437  $ 1,616,694  US$168,234
  Items recognized in net
   income not (generating)
   or requiring the use of
   resources:
      Depreciation and
       amortization.........      334,107      464,019      508,567      52,922
      Amortization of
       negative goodwill....   (3,386,408)     (87,712)  (1,347,290)   (140,200)
      Deferred income tax...          --           --       347,485      36,159
      Other.................      265,783      103,370       88,597       9,219
                              -----------  -----------  -----------  ----------
                                  446,935    1,903,114    1,214,053     126,334
  Changes in operating
   assets and liabilities:
    (Increase) decrease in
     accounts receivable ...     (402,570)    (148,591)     165,750      17,248
    (Increase) in
     inventories............     (226,827)    (578,402)     (60,474)     (6,293)
    (Increase) in other
     assets.................          --       (15,386)     (11,886)     (1,237)
    Increase (decrease) in
     other accounts payable
     and accrued expenses...    1,593,634      306,400      (44,291)     (4,609)
                              -----------  -----------  -----------  ----------
      Resources generated by
       operating
       activities...........    1,411,172    1,467,135    1,263,152     131,443
                              -----------  -----------  -----------  ----------
Financing activities:
  Bank loans................      516,650      875,938     (110,400)    (11,488)
  Payment of bank loans.....          --      (481,248)    (138,917)    (14,456)
  Long-term debt, net.......      515,005     (767,936)      (9,824)     (1,022)
  Paid in capital...........          --         3,476    1,954,993     203,437
  Derivative instruments....      116,936       17,072          --          --
                              -----------  -----------  -----------  ----------
      Resources generated by
       (used in) financing
       activities...........    1,148,591     (352,698)   1,695,852     176,471
                              -----------  -----------  -----------  ----------
Investing activities:
  Property, plant and
   equipment, net...........     (962,376)    (176,697)  (1,006,335)   (104,720)
  Investment in
   subsidiaries.............   (1,094,109)  (1,191,130)  (1,954,993)   (203,437)
  Decrease in minority
   interest.................      (13,968)      (6,220)         --          --
  Other assets..............      (21,941)     (49,393)    (113,006)    (11,759)
                              -----------  -----------  -----------  ----------
      Resources used in
       investing
       activities...........   (2,092,394)  (1,423,440)  (3,074,334)   (319,916)
                              -----------  -----------  -----------  ----------
Increase (decrease) in cash
 and temporary investments..      467,369     (309,003)    (115,330)    (12,002)
Cash and temporary
 investments at the
 beginning of the year......      687,050    1,154,419      845,416      87,975
                              -----------  -----------  -----------  ----------
Cash and temporary
 investments at the end of
 the year...................  $ 1,154,419  $   845,416  $   730,086  US$ 75,973
                              ===========  ===========  ===========  ==========


   The accompanying notes are an integral part of these financial statements.

            CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES AND
            GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             For the Years Ended December 31, 1998, 1999 and 2000
                             (Notes 1, 2, 3 and 4)
        (thousands of constant Pesos restated as of December 31, 2000)


Retained earnings
                             Capital stock (Note 14):
(Notes 14 and 15):
                             ---------------------------- Additional
----------------------------------    Deficit    Deferred
                                                           paid-in     Legal
              Current       from       income
                               Nominal     Restatement     capital    reserve
Prior years     year      restatement     tax
                             ------------  -------------- ----------  --------
-----------  -----------  -----------  ---------
Combined
balances as of
January 1,
1998............             $    524,884  $  1,806,697   $ 755,472   $ 90,336
$   836,538  $   675,205  $  (906,604) $     --
Appropriation of
1997 net
income..........
   675,205     (675,205)
Cumulative
translation
adjustment of
foreign
subsidiaries....
Loss on
operations on
own shares......                                            (68,859)
Recognition of
the effects of
inflation in
financial
information.....
                              37,728
Net income......
              3,199,928
                             ------------  ------------   ---------   --------
-----------  -----------  -----------  ---------
Combined
balances as of
December 31,
1998............             $    524,884  $  1,806,697   $ 686,613   $ 90,336
$ 1,511,743  $ 3,199,928  $  (868,876) $     --
Increase in
capital.........                    2,157           564
Increase in
legal reserve...                                                        12,946
                (12,946)
Appropriation of
1998 net
income..........
 3,186,982   (3,186,982)
Cumulative
translation
adjustment of
foreign
subsidiaries....
Gain on
operations on
own shares......                                             41,151
Recognition of
the effects of
inflation in
financial
information.....
                          (1,071,644)
Net income......
                969,466
                             ------------  ------------   ---------   --------
-----------  -----------  -----------  ---------
Combined
balances as of December 31,
1999............             $    527,041  $  1,807,261   $ 727,764   $103,282
$ 4,698,725  $   969,466  $(1,940,520) $     --
Paid-in
capital.........                1,844,846       110,147
Appropriation of
1999 net
income..........
   337,945     (337,945)
Loss on
operation on
shares..........                                            (44,482)
Effect in
cumulative
translation
adjustment of
foreign
subsidiaries....
Recognition of
the effects of
inflation in
financial
information.....
                            (494,811)
Adjustment for
additional
pension
liability
related to
seniority
premiums........
                             (11,470)
Deferred income
tax.............
                              (8,545)  (446,270)
Net income......
              1,458,923
Cancellation of
GIDUSA
stockholders'
equity upon
acquisition
(Note 1)........                 (470,071)   (1,715,295)   (727,764)   (94,150)
(2,159,859)    (631,521)   2,457,895
                             ------------  ------------   ---------   --------
-----------  -----------  -----------  ---------
Consolidated
balances as of
December 31,
2000............             $  1,901,816  $    202,113   $ (44,482)  $  9,132
$ 2,876,811  $ 1,458,923  $     2,549  $(446,270)
                             ============  ============   =========   ========
===========  ===========  ===========  =========
                              Cumulative
                             translation
                              adjustment     Total                     Total
                              of foreign   Majority     Minority    stockholder'
                             subsidiaries  interest     interest       equity
                             ------------ ------------ ------------
-------------
Combined
balances as of
January 1,
1998............               $ 60,302   $ 3,842,830  $ 2,413,339  $ 6,256,169
Appropriation of
1997 net
income..........
Cumulative
translation
adjustment of
foreign
subsidiaries....                (58,053)      (58,053)     (39,151)     (97,204)
Loss on
operations on
own shares......                              (68,859)     (48,050)    (116,909)
Recognition of
the effects of
inflation in
financial
information.....                               37,728       63,344      101,072
Net income......                            3,199,928       33,525    3,233,453
                             ------------ ------------ ------------
-------------
Combined
balances as of
December 31,
1998............               $  2,249   $ 6,953,574  $ 2,423,007  $ 9,376,581
Increase in
capital.........                                2,721          742        3,463
Increase in
legal reserve...
Appropriation of
1998 net
income..........
Cumulative
translation
adjustment of
foreign
subsidiaries....                    577           577          409          986
Gain on
operations on
own shares......                               41,151       28,715       69,866
Recognition of
the effects of
inflation in
financial
information.....                           (1,071,644)    (547,033)  (1,618,677)
Net income......                              969,466      453,971    1,423,437
                             ------------ ------------ ------------
-------------
Combined
balances as of December 31,
1999............               $  2,826   $ 6,895,845  $ 2,359,811  $ 9,255,656
Paid-in
capital.........                            1,954,993                 1,954,993
Appropriation of
1999 net
income..........
Loss on
operation on
shares..........                              (44,482)     (31,040)     (75,522)
Effect in
cumulative
translation
adjustment of
foreign
subsidiaries....                 10,130        10,130          143       10,273
Recognition of
the effects of
inflation in
financial
information.....                             (494,811)   1,219,199      724,388
Adjustment for
additional
pension
liability
related to
seniority
premiums........                              (11,470)                  (11,470)
Deferred income
tax.............                             (454,815)      18,029     (436,786)
Net income......                            1,458,923      157,771    1,616,694
Cancellation of
GIDUSA
stockholders'
equity upon
acquisition
(Note 1)........                  2,258    (3,338,507)  (2,319,980)  (5,658,487)
                             ------------ ------------ ------------
-------------
Consolidated
balances as of
December 31,
2000............               $ 15,214   $ 5,975,806  $ 1,403,933  $ 7,379,739
                             ============ ============ ============
=============


    The accompanying notes are an integral part of these combined financial statements.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
         AND GRUPO INDUSTRIAL DURANGO, S. A. DE C. V. AND SUBSIDIARIES

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)

NOTE 1--Entity and Nature of Business

  The consolidated financial statements as of December 31, 2000 are those of Corporacion Durango, S.A. de C.V. and subsidiaries (formerly Industrias de la Celulosa, S. A. de C.V.) ("CODUSA"), collectively are herein referred as to the "Company". The combined financial statements as of December 31, 1999, consist of the accounts of Grupo Industrial Durango, S.A. de C.V. and subsidiaries ("GIDUSA") and CODUSA. The Company is primarily engaged in the manufacturing and selling of packaging (corrugated containers, molded pulp, and multi-wall sacks and bags), paper (kraft and semikraft paper and paper to be used in the manufacturing of newspaper, books and magazines) and other business (plywood, particleboard and lumber) in Mexico and in the United States of America ("U.S.").

  In March 2000, CODUSA and affiliates undertook the following transactions to acquire Series "A" shares of GIDUSA held by the Rincon Family:

a) On March 28, 2000, 31,807,700 GIDUSA shares owned by the Rincon family were sold to CODUSA at a price of $58.00 per share.

b) On March 28, 2000, 7,000 GIDUSA shares were acquired at a price of $57.85 per share.

c) On March 30, 2000, 1,000 GIDUSA shares were acquired at a price of $60.00 per share.

d) On March 31, 2000, 9,000 GIDUSA shares were acquired at a price of $60.00 per share.

  All purchases of GIDUSA's shares were acquired from the public market through the Mexican Stock Exchange.

  As a result of the share acquisitions mentioned above, CODUSA owns a 59% in the Series "A" GIDUSA shares.

  Prior to the above transactions, the Rincon family owned a controlling interest in each of GIDUSA and CODUSA with ownership interests of 59% and 100%, respectively. Consequently, due to the common control and ownership, the combined financial statements for 1998 and 1999 have been prepared on a historical basis in a manner similar to a pooling of interest. The minority interest reflected for these periods represent the interest held by third parties in GIDUSA. The acquisition of the 59% interest was accounted for as a purchase and consequently negative goodwill in the amount of $294,758 was recognized in 2000 and fully amortized as the operations were integrated.

NOTE 2--Basis of Presentation

  a)  Monetary unit

  Amounts in the consolidated and combined financial statements and footnotes thereto are stated in thousands of Mexican Pesos (except for shares and per share amounts) as are the records of the Company, in conformity with corresponding laws. In these financial statements, references to "$" are to Mexican Pesos and references to "US$" are to U.S. Dollars.

  b) Basis of presentation

  As a result of the acquisition of GIDUSA shares in March 2000 discussed in
Note 1, the financial statements at December 31, 2000 are presented on a consolidated basis.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  The combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A reconciliation from Mexican to generally accepted accounting principles in the United States of America ("U.S. GAAP") is included in Notes 21. Additionally, Bulletin A-8, "Supplementary Application of International Accounting Standards" states that where Mexican GAAP does not provide guidance, International Accounting Standards must be applied.

  c) Basis of combination and consolidation

  All significant inter-company accounts and transactions have been eliminated in the combination and consolidation.

  The combination and consolidation were based on the audited individual financial statements of the individual subsidiaries. The combined and consolidated financial statements include the assets, liabilities and results of the subsidiaries in which the Company holds over 50% of common stock and exercises control over operating and financial activities.

  The reportable segments and principal subsidiaries within those segments, along with their main activities are the following:

  Packaging

  Manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags.

  Empaques de Carton Titan, S. A. de C. V. and subsidiaries
  Empaques y Envases de Mexico, S.A. de C.V.
  McKinley Container Co.

  Paper

  Manufacturing and selling of kraft and semikraft paper and paper to be used in the manufacturing of newspaper, books and magazines.

  Compania Industrial Atenquique, S. A. de C. V. and subsidiary
  Industrias Centauro, S.A. de C.V.
  Grupo Pipsamex, S.A. de C.V. and subsidiaries
  Durango Paper Company Inc. and subsidiaries
  Mckinley Paper Co.
  Durango International, Inc.

  Other business

  Manufacturing and selling of plywood, particleboard and lumber

  Ponderosa Industrial de Mexico, S.A. de C.V.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


NOTE 3--Accounting Policies

  A summary of the Company's significant accounting policies is as follows:

  a) Use of estimates

  The preparation of the financial statements in conformity with Mexican GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

  b) Recognition of the effects of inflation

  The Company's consolidated and combined financial statements have been prepared in accordance with Bulletin B-10, "Effects of Inflation on Financial Information" and its amendments thereof, issued by the MIPA. Bulletin B-10 requires restatement of all financial statement items to pesos of the most current purchasing power.

  For comparative purposes, the consolidated and combined financial statements presented herein have been restated to Mexican Pesos as of December 31, 2000 as follows:

 . The financial statements of Mexican holding companies and subsidiaries have been restated to pesos as of December 31, 2000 by applying to the year-end balances of constant pesos an inflation factor of 1.0895%, for the year ended 1999. The inflation factor is derived from the National Consumer
   Price Index ("NCPI"), published by Banco de Mexico (the Central Bank of Mexico).


 . The financial statements for the years ended December 31, 1998 and 1999 of foreign subsidiaries have been restated to pesos as of December 31, 2000, by applying to the year-end foreign currency balances the General Consumer Price Index ("GCPI") of the foreign country in which the subsidiary operates and by applying the exchange rate as of December 31, 2000.


  The following items are the result of the recognition of the effects of inflation on the financial information:

i) Financing cost: (result)

    Represents the cost (result) of financing in periods of inflation, consisting of net interest costs, net exchange gains or losses and gains or losses from monetary position. Gains (losses) from monetary position represent the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities at the beginning of each month. If monetary liabilities exceed monetary assets, there is a gain from monetary position. Conversely, if monetary liabilities are less than monetary assets, there is a resulting loss from monetary position.

    Foreign exchange gains or losses are calculated by translating assets and liabilities denominated in foreign currencies at the exchange rates in effect at each balance sheet date and are credited or charged to income.

ii) Deficit from restatement:

    An element of stockholders' equity, which through December 31, 1996, includes the excess (deficit) from holding non-monetary assets, as measured by the increase or decrease in the replacement cost of such assets in excess or below the increase attributable to inflation as measured by the NCPI. Effective January 1, 1997, the balance in the excess (deficit) from the restatement account is restated by applying the NCPI and is increased or decreased to the extent that the specific index restatement of non-monetary assets is greater, or less, than the increase attributable to inflation as measured by the NCPI.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


iii) Restatement of non-monetary assets:

    . Property, plant, equipment and depreciation are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance-sheet date (i.e. "Specific Index" method). Historical cost is the replacement cost as determined by independent appraisers as of December 31, 1996.

    . Comprehensive integral results are capitalized on qualifying assets under construction. During 1998, 1999 and 2000, the Company did not capitalize comprehensive integral results.

    . Depreciation is calculated based on the assets' estimated useful lives and production capacity according to the estimates made by management.

    . Inventories are valued at average cost, which does not exceed market value. The average cost approximates the last purchase price or production cost.

    . Cost of sales is determined on the estimated replacement value as of the date on which sales were made.

iv) Restatement of stockholders' equity:

    The capital stock, retained earnings and additional paid-in-capital accounts include the effect from restatement, determined by applying the NCPI factor from the date when capital was contributed and from the year in which the results were determined, respectively. The restatements represent the amount required to maintain the contributions and accumulated results in constant Mexican Pesos as of December 31, 2000.

v) Statement of changes in financial position:

    Bulletin B-12, "Statement of Changes in Financial Position" ("Bulletin B-12"), issued by the MIPA, addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican Pesos as of the latest balance sheet date. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balances of the balance sheets in constant Mexican Pesos, excluding the effect from holding non-monetary assets. Bulletin B-12 also requires that monetary position and foreign exchange gains (losses) are excluded from non-cash items in the determination of resources provided by (used in) operating activities.

  c) Translation of foreign subsidiaries

  The translation of foreign subsidiaries is in accordance with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" ("Bulletin B-15"). In accordance with Bulletin B-15, the Company translates the financial statements of subsidiaries under the "foreign entity method" applying the following procedures:

 . Foreign subsidiaries apply the restatement provisions of Bulletin B-10 and its amendments using the GCPI, which reflects the changes in the purchasing power of the monetary unit of the country in which the subsidiary operates.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)

 . After the financial statements of the foreign subsidiary are restated to constant purchasing power, all assets and liabilities are translated to Mexican Pesos by applying the exchange rate in effect as of the balance sheet date. Income and expenses are translated using the average exchange rate for the reporting period.

 . The translation effects are recorded as part of the stockholders' equity in the cumulative translation adjustment of foreign subsidiaries.

  In 1998, the Company designated certain of its U.S. dollar denominated debt as an economic hedge of a net investment in its U.S. subsidiaries and consequently, Ps. 200,235 of foreign exchange loss for the year was reflected in stockholders' equity as a component of the cumulative translation adjustment of foreign subsidiaries. Hedge accounting was discontinued in 1999 since the Company paid off the related debt.

  d) Temporary investments

  Short-term investments consist of marketable securities with maturities of less than 3 months and are carried at market value. Unrealized gains (losses) are included in income.

  e) Investments in affiliated companies

  Investments in shares of affiliated companies in which the percentage of ownership is less than 10% are recorded at cost and restated in Mexican Pesos of December 31, 2000 purchasing power by applying factors derived from the NCPI.

  f) Property, plant and equipment

  Property, plant and equipment are recorded at their acquisition cost, and are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin which are restated by applying factors derived from the GCPI and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance-sheet date.

  Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

  g) Depreciation

  Depreciation of property, plant and equipment is based upon the restated carrying value of the assets and calculated by the method of units produced, based on their useful lives and the estimated production capacity as shown below:

                                                    Years
                                                    -----
            Building............................... 25-50
            Machinery and equipment................ 23-40
            Office equipment.......................  5-10
            Transportation equipment...............   1-5
            Computer equipment.....................   1-3

  h) Debt issuance cost

  Debt issuance cost is capitalized and amortized over the period outstanding term of the debt on a straight line basis, which does not materially differ from the interest method.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  i) Goodwill and negative goodwill

  Acquired companies are recorded at their restated value; goodwill is the difference between the fair value of the net assets of the acquired company and the purchase price paid. If the purchase price paid exceeds the fair value of the net assets acquired, the excess is recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase price paid, the excess is recorded as negative goodwill. Both goodwill and negative goodwill are restated, and amortized under the straight-line method over a period not to exceed two years which, in management's opinion, approximates the period in which the acquired subsidiaries are integrated into the Company. (See Note 4).

  j) Pension plans, seniority premiums and indemnities

  In accordance with Mexican Labor Law, the Company's Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, "Labor Obligations", the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age.

  The cost of the employee retirement plans (pension and seniority premiums), both formal and informal, is recognized as expenses in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method.

  In accordance with Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, is charged to income in the year in which it becomes payable.

  A defined contribution pension plan has been established for U.S. subsidiaries covering all employees who meet certain eligibility requirements. The benefits of such plan are based mainly on the employees' years of service and compensation.

  k) Payments for retirements and terminations

  Payments for retirements and terminations are charged to income in the period in which they occur.

  l) Derivative financial instruments

  Derivative financial instruments are used by the Company primarily to manage its (i) interest rate risk, and (ii) foreign exchange rate risk. Interest rate swaps are employed to achieve the Company's interest rate objectives. The interest differential to be paid or received under the related interest rate swap agreement is recognized over the life of the related contract and is included in interest expense or income. At December 31, 2000, the Company had no open contracts.

  Additionally, GIDUSA entered into several equity share swap ("Equity Swap") transactions on its own American Depository Receipts. The difference between the fair value and the acquisition cost of those shares (including purchase expenses and premiums or discounts), as well as financing costs are recorded directly to stockholders' equity. (See Note 11b).

  m) Revenue recognition

  Sales are recognized upon delivery of products and customer acceptance. Revenues are recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  n) Income taxes and employee profit sharing

  Through December 31, 1999, income tax expense was recognized in the period in which a current liability was incurred and revenues and expenses were realized (i.e. partial liability method).

  Effective January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-Sharing", issued by the MIPA. As a result, the Company switched from the partial liability method to the comprehensive asset and liability method, which consists of calculating deferred income taxes by applying the respective income tax rate to the temporary differences between the accounting and tax values of asset and liabilities existing at the date of the financial statements. The cumulative effect at the beginning of the year derived from this change increased the deferred tax liability by $446,270 and decreased stockholders' equity by the same amount. The effect of utilizing the full liability method during 2000 increased in the deferred tax liability by $331,110 at December 31, 2000 and decreased in the result of holding non-monetary assets and income for the year by $9,484 and $347,485, respectively. Additionally, there was a decrease in gain of monetary position of $199,085.

  o) Foreign currency transactions

  Transactions denominated in foreign currency are recorded at the exchange rate in effect at the date they are translated. Assets and liabilities receivable and payable in foreign currency are translated into Mexican pesos, at the exchange rate in effect as of the balance sheet date. Exchange differences resulting from such translations are recognized in income for the year.

  p) Long-lived assets

  The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flow generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets, for which management has committed to a plan of disposal, are recorded at the lower of the unamortized carrying amount or fair value less disposal costs.

  q) Earnings per share

  Earnings per share computation are based on the net income attributable to the majority interest divided by the weighted average number of shares outstanding during year. There were no dilutive instruments during 1998, 1999 and 2000.

  r) Segment reporting

  In August 1997, the International Accounting Standards Committee issued revised IAS No. 14, "Segment Reporting" ("IAS 14"), which is applicable to Mexican companies under Bulletin A-8. IAS 14, which is effective for years beginning after June 30, 1998, requires that companies look to their internal organizational structure and internal reporting system for the purpose of identifying segments. (See Note 18).

  s) Convenience translation

  U.S. dollar amounts shown in the combined and consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican Pesos, as a matter of arithmetic computation only, at an exchange rate of $9.6098 per U.S. dollar, the interbank free market exchange rate as reported by the Banco de Mexico as of December 31, 2000. Translation herein should not be construed as a representation that the Mexican Peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


NOTE 4--Acquisitions

  During the three-year period ended December 31, 2000, the Company completed the following acquisitions:

  a. In January 1998, GIDUSA acquired two plants engaged in the manufacturing of corrugated containerboard, located in the state of Texas, and a warehouse located in the state of Arizona. As a result of these acquisitions, McKinley Container Co., a subsidiary of Durango International, Inc. was incorporated under the laws of State of Delaware. The acquisitions totaled $217.3 million (US$23 million) and were financed with bank loans.

  b. In December 1998, CODUSA acquired the shares of capital stock of Productora e Importadora de Papel, S.A. de C.V. ("PIPSA") and affiliates (predecessor entities to Pipsamex, S.A. de C.V.) engaged in the paper production to be used in the manufacturing of newspapers, books and magazines. The companies are located in Mexico. The acquisitions totaled $1,009.0 million (US$105 million) and the negative goodwill amounted to $3,298 million, which was fully amortized during 1999. These acquisitions were financed with bank loans.

  c. In December 1999, the Company acquired the Gilman Paper Company and affiliated companies, its converting plants and the assets of St. Mary's Railroad LLC (now known as Durango Paper Company). The acquisitions totaled $1,191.2 million (US$119.9 million) and the negative goodwill amounted to $1,578,797 (US$158.9 million). These acquisitions were financed with bank loans for an amount of $844.4 million (US$85.0 million) and a note payable to the seller for $243.4 million (US$24.5 million) and $103.4 million were paid in cash. The amortization of negative goodwill for the years ended December 31, 1999 and 2000 was $87,712 and $1,052,532, respectively.

     On August 1, 2000, the Company reached a favorable purchased price adjustment settlement with the Seller for US$6 million ($58.1 million). The Company received US$3 million ($29.0 million) in cash and a reduction of its seller note of US$3 million ($29.0 million).

  d. On March 2000 the Company acquired from the Rincon family its 59% ownership interest in GIDUSA's resulting a negative goodwill in the amount of $294,758, which was amortized fully in 2000.

NOTE 5--Foreign Currency Position

  As of December 31, the Mexican Peso to the U.S. Dollar, French Franc and Danish Kroner exchange rates were as follows:

                                                           U.S.   French Danish
                                                          dollars Francs Kroners
                                                          ------- ------ -------
   1999.................................................. 9.4986  6.5422 7.4144
   2000.................................................. 9.6098  6.9535 7.9158

  As of December 31, 1999 and 2000 the Company had the following foreign currency monetary assets and liabilities:

                                                Year ended December 31, 1999
                                               --------------------------------
                                                  U.S.       French     Danish
                                                 dollars     francs    kroners
                                               -----------  ---------  --------
                                                        (thousands)
   Assets..................................... US$ 127,711  FF    --   DK   --
                                               -----------  ---------  --------
   Current liabilities........................     243,209      6,958     1,705
   Long-term liabilities......................     653,130      5,081     1,230
                                               -----------  ---------  --------
                                                   896,339     12,039     2,935
                                               -----------  ---------  --------
   Net monetary position...................... US$(768,628) FF(12,039) DK(2,935)
                                               ===========  =========  ========

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

      NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
              For the Years Ended December 31, 1998, 1999 and 2000

         (thousands of constant Pesos restated as of December 31, 2000)


                                                Year ended December 31, 2000
                                               --------------------------------
                                                  U.S.       French     Danish
                                                 dollars     francs    kroners
                                               -----------  ---------  --------
                                                        (thousands)
   Assets..................................... US$ 105,637  FF         DK
                                               -----------  ---------  --------
   Current liabilities........................     236,103     10,985       866
   Long-term liabilities......................     694,397      9,793       805
                                               -----------  ---------  --------
                                                   930,500     20,778     1,671
                                               -----------  ---------  --------
   Net monetary position...................... US$(824,863) FF(20,778) DK(1,671)
                                               ===========  =========  ========

  The Company's foreign currency transactions were as follows:

                                              Years ended December 31,
                                          -----------------------------------
                                             1998        1999        2000
                                          ----------  ----------  -----------
                                                     (thousands)
   Sales................................. US$177,731  US$236,866  US$ 558,867
   Interest income.......................        959       1,096        3,145
   Purchase of fixed assets and
    inventories..........................   (143,476)   (236,503)    (581,333)
   Interest expense......................    (62,872)    (76,722)     (95,333)
   Other.................................    (22,502)     (4,328)     (11,753)
                                          ----------  ----------  -----------
                                          US$(50,160) US$(79,591) US$(126,407)
                                          ==========  ==========  ===========

  Additionally, as of December 31, 1999 and 2000, the Company had non-monetary assets of foreign origin, amounting to US$1,027 million and US$925 million, respectively.

NOTE 6--Accounts Receivable

  Accounts receivable consist of the following:

                                                              December 31,
                                                          ---------------------
                                                             1999       2000
                                                          ---------- ----------
   Trade ................................................ $2,127,429 $1,959,870
   Other.................................................    118,906    175,915
                                                          ---------- ----------
                                                           2,246,335  2,135,785
   Less--Allowance for doubtful accounts.................    121,238    123,445
                                                          ---------- ----------
                                                          $2,125,097 $2,012,340
                                                          ========== ==========

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


NOTE 7--Inventories

  Inventories consist of the following:

                                                            December 31,
                                                       -----------------------
                                                          1999        2000
                                                       ----------- -----------
   Finished products.................................. $   726,285 $   603,250
   Work in process....................................      32,118      53,680
   Raw materials......................................     500,411     547,885
   Direct materials and spare parts...................     339,041     384,889
   Molds and dies, net................................      47,002      47,437
   Merchandise in transit.............................     455,232     491,886
   Advanced payments to suppliers.....................      68,694      80,868
   Other..............................................      28,374      39,783
                                                       ----------- -----------
                                                         2,197,157   2,249,678
   Less--Allowance for obsolescence...................      47,274      39,321
                                                       ----------- -----------
                                                       $ 2,149,883 $ 2,210,357
                                                       =========== ===========

NOTE 8--Property, Plant and Equipment

  Property, plant and equipment consist of the following:

                                                            December 31,
                                                       -----------------------
                                                          1999        2000
                                                       ----------- -----------
   Land............................................... $   992,726 $ 1,008,104
   Buildings..........................................   3,717,724   3,612,759
   Machinery and equipment............................  20,378,240  20,028,788
   Transportation equipment, data-processing
    equipment, furniture and other....................   1,390,653   1,628,028
   Construction in progress...........................      89,126     457,641
                                                       ----------- -----------
                                                        26,568,469  26,735,320
   Less--Accumulated depreciation.....................  10,919,006  10,912,456
                                                       ----------- -----------
                                                       $15,649,463 $15,822,864
                                                       =========== ===========

  Depreciation expense for the years ended December 31, 1998, 1999 and 2000 was, $320,387, $447,490 and $495,699, respectively.

NOTE 9--Other Assets

  Other assets consist of the following:

                                                            December 31,
                                                       -----------------------
                                                          1999        2000
                                                       ----------- -----------
     Investment in shares of affiliated companies..... $    34,520 $    31,224
     Intangible pension asset--Labor obligations......     160,241     144,667
     Debt issuance costs..............................      91,204      89,325
     Prepaid pension cost -- foreign subsidiaries.....      72,223     105,785
     Other............................................      51,709     129,284
                                                       ----------- -----------
                                                       $   409,897 $   500,285
                                                       =========== ===========

  Amortization expense of debt issuance cost was $21,963, $16,529 and $12,868 for 1998, 1999 and 2000, respectively.

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

      NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
              For the Years Ended December 31, 1998, 1999 and 2000

         (thousands of constant Pesos restated as of December 31, 2000)


NOTE 10--Debt

  a) Short-term notes payable:

  Short-term debt as of December 31, was comprised of:

                                                                December 31,
                                                              -----------------
                                                                1999     2000
                                                              -------- --------
Bank loan for US$12.0 million, with California Commerce Bank payable in a lump sum and maturing on July, 2001; bearing
 interest at LIBOR plus 1.65%, payable annually.............        -- $115,318
Bank loan for US$3.0 million, with California Commerce Bank
 payable in a lump sum and maturing on July, 2001; bearing
 interest at LIBOR plus 1.65%, payable annually.............        --   28,829
Bank loan for $3.0 million with Bancomext, S.N.C. payable in a lump sum and maturing on April 25, 2001, bearing interest
 at LIBOR plus 3.52%........................................        --   28,829
Bank loan for US$35.0 million with Bank of America payable
 in a lump sum and maturing on January 31, 2001, bearing
 interest at LIBOR plus 3%..................................        --  336,343
Bank loan for US$0.7 million, with California Commerce Bank
 payable in a lump sum and maturing on November 5, 2001,
 bearing interest at LIBOR plus 5.15%.......................        --    6,439
Bank loan for US$3.1 million, with Mifel payable in a lump
 sum and maturing on May 30, 2001, bearing interest at LIBOR
 plus 4.8926%...............................................  $ 35,455   30,041
Bank loan for US$0.3 million, with Banco Bilbao Vizcaya
 payable in a lump sum and maturing on October 19, 2000,
 bearing interest at LIBOR..................................     3,122       --
Bank loan for US$85.0 million, with Bank of America payable
 in a lump sum and maturing on December 17, 2000, bearing
 interest at LIBOR plus 5%..................................   844,441       --
                                                              -------- --------
                                                              $883,018 $545,799
                                                              ======== ========

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

      NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
              For the Years Ended December 31, 1998, 1999 and 2000

         (thousands of constant Pesos restated as of December 31, 2000)


  b) Long-term debt:

  Long-term debt as of December 31, was comprised of:


                                                              December 31,
                                                          ---------------------
                                                             1999       2000
                                                          ---------- ----------
Bonds registered with the Securities and Exchange
 Commission ("Yankee Bonds"), with Chase Manhattan Bank
 acting as a trustee, for US$150 million, payable in a
 lump sum and maturing on July 15, 2001; bearing
 interest at a fixed rate (12% annual rate), payable
 semiannually (See Note 19).............................  $1,552,308 $1,441,470
Yankee Bonds for US$250 million, and the Bank of New
 York acting as trustee, payable in a lump sum and
 maturing on August 1, 2003; bearing interest at a fixed
 rate (12.625% annual rate), payable semiannually. .....   2,587,181  2,402,450
Bank loan with the Chase Manhattan Bank, for US$50
 million, payable in five semiannual installments
 beginning December 5, 2000; bearing interest at LIBOR
 plus 1.50%, payable semiannually. .....................     517,437    384,392
Bank loan for US$22 million, with Banamex bearing
 interest at 10.20% payable semiannually (See Note
 19). ..................................................          --    211,416
Bank loan for US$35 million, with Bank of America
 payable in a lump sum bearing interest at LIBOR plus 3%
 (See Note 19). ........................................          --    336,343
Bank loan for US$15 million, with Bank of America
 payable in a lump sum bearing interest at LIBOR plus
 3.5% (See Note 19). ...................................          --    144,147
Financial lease agreement for the acquisition of
 machinery for US$10.7 million, with several financial
 institutions payable in 14 semiannual installments
 beginning August 1998; bearing interest at LIBOR plus
 3.5%. .................................................     110,666     82,547
Bank loan for US$38 million, with Banamex payable in a
 lump sum and maturing on January 12, 2001; bearing
 interest at LIBOR plus 1.65%, payable annually (See
 Note 19)...............................................     393,252    365,172
Bank loan for US$30 million, with Banamex payable in a
 lump sum and maturing on June 11, 2001; bearing
 interest at LIBOR plus 1.90%, payable annually (See
 Note 19)...............................................     310,462    288,294
Bank loan for US$80 million, with Bancomext, S.N.C.
 payable in 14 semiannual installments beginning July
 2002; bearing interest at LIBOR plus 7.0%. ............     827,898    768,784
Subordinated promissory note, for US$24.5 million, to HG
 Estate payable at December 17, 2004. The interest rate
 is 10% payable semiannually. ..........................     243,398    235,440
Notes payable for US$18.1 million to HG Estate maturing
 from October to December 2002, bearing interest from
 10% to 12% payable semiannually. ......................          --    173,938
Bank loan for US$15.4 million, with Bancomext, S.N.C.
 payable in 14 semiannually installments beginning
 September 2003, bearing interest at LIBOR plus 5%, net
 of withholding tax plus 1.5% payable semiannually. ....          --    147,991
Bank loan for US$4.0 million, with Banamex payable in a
 lump sum and maturing on July 11, 2001; bearing
 interest at LIBOR plus 2.00%, payable annually (See
 Note 19)...............................................      41,395     38,439
Bank loan for US$15.0 million, with California Commerce
 Bank payable in a lump sum and maturing on July 11,
 2001; bearing interest at LIBOR plus 1.65%, payable
 annually. .............................................     153,990         --
Other long-term debt....................................     139,440     67,621
                                                          ---------- ----------
                                                           6,877,427  7,088,444
Current portion of long-term debt.......................     144,914    232,816
                                                          ---------- ----------
                                                          $6,732,513 $6,855,628
                                                          ========== ==========


  As of December 31, 2000, LIBOR was 6.558%.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  As of December 31, 2000, the maturities of the long-term debt were as follows:

Year ended December 31,                                                 Amount
-----------------------                                               ----------
2002................................................................. $  689,190
2003.................................................................  2,833,102
2004.................................................................  1,142,743
2005 ................................................................    279,610
2006 and thereafter..................................................  1,910,983
                                                                      ----------
                                                                      $6,855,628
                                                                      ==========

  The Yankee Bonds, bank loans and financial lease agreements contain certain covenants, obligations and restrictions which the Company and or its subsidiaries must comply, mainly in respect of contracting other credit lines, payment of dividends and decreases in capital stock, restrictions in transactions with related parties and the maintenance of certain financial ratios. As of December 31, 2000, the Company and its subsidiaries were in compliance with its financial covenants.

  c) In January 1999, the Company paid approximately US$40 million of short-term bank loans.

  d) In 1997, the Company entered into various lease agreements to finance the acquisitions of machinery and equipment. These financial leases bear variable interest rates of LIBOR plus 3.5% and 4% payable in 14 semi-annual installments.

  The following is an analysis of the leased property:

                                                              As of December
                                                                    31,
                                                             ------------------
                                                               1999      2000
                                                             --------  --------
Machinery and equipment..................................... $276,762  $260,586
Less: Accumulated depreciation..............................  (34,739)  (38,935)
                                                             --------  --------
                                                             $242,023  $221,651
                                                             ========  ========

  As of December 31, 2000, the future minimum lease payments and the present value of the future minimum lease payments were as follows:

Year ended December 31,                                                Amounts
-----------------------                                                --------
2001.................................................................. $ 30,641
2002..................................................................   25,735
2003..................................................................   19,712
2004..................................................................   19,572
2005..................................................................    1,744
2006 and thereafter...................................................    8,200
                                                                       --------
  Total...............................................................  105,604
Less--Amount representing interest....................................   23,057
                                                                       --------
  Present value of minimum lease payment.............................. $ 82,547
                                                                       ========

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


NOTE 11--Financial Instruments and Derivative Financial Transactions

  (a) International Accounting Standard No. 32, "Disclosures About Fair Value of Financial Instruments" ("IAS 32") requires disclosures of the fair value of certain financial instruments for which it is practicable to estimate such value. For the purposes of IAS 32, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value amounts disclosed represent management's best estimates of fair value.

  The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

  As of December 31, 1999 and 2000, the carrying amount of cash and temporary investments, accounts receivable, trade accounts payable and accrued liabilities and other accounts payable approximate their fair value because of their short maturity. The net value of accounts receivable represents the cash flow expected to be received by the Company.

  As of December 31, 2000 and 1999, the carrying amount of short-term debt approximates its fair value due to the variable rate used in such instruments and its short-maturity term.

  As of December 31, the estimated fair values of the Company's long-term debt are as follows:

                                            1999                  2000
                                    --------------------- ---------------------
                                     Carrying              Carrying
                                      amount   Fair value   amount   Fair value
                                    ---------- ---------- ---------- ----------
Publicly traded bonds(1)..........  $4,139,489 $4,110,600 $3,843,920 $3,756,390

Variable debt(2):
Libor plus 1.5% notes.............     517,437    486,688    384,392    357,747
Libor plus 1.65% notes............     547,242    522,155    365,172    364,163
Libor plus 1.90% notes............     310,462    292,034    288,294    288,161
Libor plus 2.00% notes............      41,395     39,052     38,439     38,457
Libor plus 3.0% notes.............         --         --     336,343    397,653
Libor plus 3.5% notes.............         --         --     144,147    170,423
Libor plus 5.0% notes.............         --         --     147,991    174,967
Libor plus 7.0% notes.............     827,898    909,147    768,784    720,112
Financial lease agreements bearing
 interest LIBOR plus 3.5%.........     110,666    235,956     82,547     82,547

Fixed rate notes(2):
Subordinated promissory note
 bearing interest at 10%..........     250,696    258,045    235,440    235,440
Other notes bearing interest at
 10% to 12%.......................         --         --     173,938    173,938
Bank loan bearing interest at
 10.15%...........................                           211,416    211,416
Other debt........................     132,142    143,586     67,621     69,762
                                    ---------- ---------- ---------- ----------
                                    $6,877,427 $6,997,263 $7,088,444 $7,041,176
                                    ========== ========== ========== ==========

--------
(1) The fair value of the publicly traded bonds is estimated based on quoted market prices.
(2) Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of the existing debt.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  (b) As of December 31, 2000, the estimated fair values of the Company's financial derivatives are as follows:

                                                      1999            2000
                                                 -------------- ----------------
                                                 Carrying Fair  Carrying  Fair
                                                  amount  value  amount   value
                                                 -------- ----- -------- -------
Interest rate swap(1)...........................     --     --       --       --
Equity Swap(2)..................................   $467   $467  $63,475  $63,475

--------
(1) The Company has entered into an interest rate swap transaction pursuant to which it has exchanged its floating rate interest obligation on US$50 million notional principal amount for a fixed rate payment obligation of 6.25% per annum for the three-year period beginning December 5, 1997 and which has expired in 2000.
(2) GIDUSA entered into several equity swaps with respect to its American Depositary Receipts ("ADRs"). The carrying value of these contracts is as follows:

                                                             December 31,
                                                           ------------------
                                                             1999      2000
                                                           --------  --------
   Gain (loss) from valuation of financial instruments.... $    902  $(64,292)
   --Financial cost for the period........................  (10,798)  (10,222)
   --Financial cost from prior periods....................  (17,833)  (26,460)
   --Financial cost paid..................................   27,262    37,499
                                                           --------  --------
                                                           $   (467) $(63,475)
                                                           ========  ========

  Balances ($467) as of December 31, 1999 and of ($63,475) as of December 31, 2000 were recorded in other long-term liabilities, with a corresponding adjustment to stockholders' equity.

  The fair value of the equity swap is estimated based on its quoted market price.

  Concentration of credit risk

  The financial instruments which potentially are subject to a concentration of credit risk, are principally cash and temporary investments and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited, due to a large number of customers comprising the Company's customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


NOTE 12--Pension Plans and Seniority Premiums

  The valuation of labor obligations for retirement pensions and seniority premiums covers all Mexican employees. The principal financial data related to these obligations is as follows:

                                                            December 31,
                                                         --------------------
                                                           1999       2000
                                                         ---------  ---------
Current benefit obligation.............................. $ 225,548  $ 218,577
Plan assets.............................................      (500)      (385)
                                                         ---------  ---------
Net current liability................................... $ 225,048  $ 218,192
                                                         =========  =========
Projected benefit obligation............................ $ 310,905  $ 285,172
Unamortized transition asset............................  (199,545)  (181,509)
Unamortized prior service cost..........................
Unamortized differences in assumptions and experience
 adjustments............................................   (82,581)   (50,099)
Plan assets.............................................      (500)      (385)
                                                         ---------  ---------
Projected net liability.................................    28,279     53,179
Additional minimum liability............................   196,769    165,013
                                                         ---------  ---------
Labor obligations....................................... $ 225,048  $ 218,192
                                                         =========  =========
Intangible pension asset--Labor obligation..............   160,241    144,667
                                                         =========  =========
Amortization period (years):
Transition asset........................................      18.5       18.5
Prior service cost and experience adjustments...........      24         24

  The net cost for the year consisted of the following:

                                                             December 31,
                                                        -----------------------
                                                         1998    1999    2000
                                                        ------- ------- -------
Service cost........................................... $14,812 $14,818 $14,131
Amortization of prior service cost.....................  14,702  18,112  16,893
Financial cost for the year............................  12,390  15,310  13,343
                                                        ------- ------- -------
                                                        $41,904 $48,240 $44,367
                                                        ======= ======= =======

  Prior service costs (transition liability), plan amendment costs and actuarial losses are recorded through charges to income using straight-line method over the average remaining service life over which employees are expected to receive the benefits.

  During 1999, the Company made payments for employee terminations, which totaled $73,935.

  The following actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans and seniority premiums (excluding inflation effects):

                                                                   December 31,
                                                                  --------------
                                                                  1998 1999 2000
                                                                  ---- ---- ----
Discount rate....................................................  5%   5%   5%
Salary increase rate.............................................  2%   2%   2%
Return on plan assets............................................  5%   5%   5%

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  The subsidiaries in the U.S., have established the following employee benefits: a 401(k) retirement savings plan, money purchase and defined benefit plans, health insurance plan, disability plan, and life insurance plan. For the years ended December 31, 1998, 1999 and 2000 total expense related to these plans were US$433 ($4,161), US$1,755 ($6,865) and US$12,381 ($118,978),
respectively.

NOTE 13--Contingencies and Commitments

  The Company has the following contingencies:

a) The Company is contingently liable for indemnities payable to personnel in case of dismissal under certain circumstances as provided by the Mexican Labor Law. As of December 31, 2000, no obligations were recognized in the financial statements.

b) The Company may be subject to a contingent liability for additional taxes resulting from reviews of the tax returns filed by the Company should its interpretation criteria differ from that of the Mexican Tax authorities. As of December 31, 2000, there are no outstanding tax reviews from the Tax authorities.

c) As of December 31, 2000, the Mexican subsidiaries lease certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $33,133, $35,422 and $55,713 for the years ended December 1998, 1999 and 2000, respectively.

    As of December 31, 2000, estimated future minimum lease payments under noncancelable operating leases were as follows:

     Year ended December 31,
     -----------------------
     2001.............................................................. $16,538
     2002..............................................................  14,184
     2003..............................................................  15,116
     2004..............................................................     216
                                                                        -------
                                                                        $46,054
                                                                        =======

d) As of December 31, 2000 the US subsidiaries lease certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $7,378, $13,261 and $26,820 for the years ended December 1998, 1999 and 2000, respectively.

    As of December 31, 2000 estimated future minimum lease payments under noncancelable operating leases were as follows:

     Year ended December 31,
     -----------------------
     2001............................................................. $ 14,021
     2002.............................................................   15,414
     2003.............................................................   15,952
     2004.............................................................   13,944
     2005.............................................................   14,828
     2006 and thereafter..............................................   67,499
                                                                       --------
                                                                       $141,658
                                                                       ========

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


e) Pursuant to the Durango Paper Company Purchase Agreement (the "Purchase Agreement"), liabilities with respect to environmental matters arising prior to the closing date are the responsibility of the seller, except for the first $1.6 million of indemnified onsite location environmental losses (as defined), and except for the commitment related to the cluster rules (U.S. environmental standards that are to be complied with by the Company), which originally amounted to approximately $32 million, of which the Seller paid $10.1 million prior to December 17, 1999 (closing date). The remaining amount of the commitment is guaranteed by Durango Paper Company, with the seller providing financing in the amount of $18.4 million, to be repaid $12.7 million in 2002 and the balance in 2003 and an additional US$3.9 million to be financed by suppliers.

f) Pursuant to the Purchase Agreement, the seller shall indemnify and hold harmless the Company from and against all liabilities which may arise due to a termination of employment on or prior to the closing date and those "Severance Liabilities" (liabilities described in the Gilman Paper Company severance plan agreement ("Severance Plan") or as described in the applicable collective bargaining agreement) incurred by the Company and its affiliates with respect to an aggregate of not more than 250 employees of the purchased companies prior to the first anniversary date of the closing date and for not more than 300 employees (including the previous 250 employees) prior to the second anniversary of the closing date.

  The accompanying financial statements do not reflect any liability in connection with severance benefits as management does not expect to incur any expenditures in excess of seller's commitment.

g) The Company entered into an employee benefits transition services agreement ("Benefits Agreement") with the seller. The seller agreed that the Company will become participating employers in their existing employee benefit plans related to pension plans, saving plans, welfare plans, and converting health plans (collectively "Plans"). Employees continued to participate in such Plans on the same terms and conditions in effect as of the closing date for a period of six months following the closing date through May 17, 2000.

  The Company continued to be liable for all costs associated with the continued coverage pursuant to the terms and conditions contained in the Benefits Agreement. The third-party cost and internal cost were approximately $969 per month.

h) The Company has entered into a three year commitment (automatically renewable for a period of three years unless terminated by either party to the agreement) to obtain a minimum amount of wood chips at specified prices directly from specific sawmills ("Supply Agreement"). Pursuant to the Supply Agreement, the minimum amounts and prices have been established for the year ended December 31, 2000 as follows: approximately 650,000 standard short tons of de-barked chips at a price as defined in the Supply Agreement and to be shipped at the rate of approximately 13,000 tons per week. Minimum purchases and prices under the Supply Agreement for the years subsequent to 2000 have not yet been determined.

i) The Company has entered into commitments to obtain logs, paper and chemicals through various short-term, market-based pricing contracts. The Company has also entered into an agreement to purchase sludge pressing services and requiring the Company to purchase all of the energy produced by an on-site independent power producer, once the power plant becomes operational.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


NOTE 14--Capital Stock and Retained Earnings

  Historical amounts of capital stock, retained earnings and current year earnings have been restated to Mexican Pesos as of December 31, 2000 as follows:

                                              Historical Restatement  Restated
                                               balances    effect     balances
                                              ---------- ----------- ----------
Capital stock................................ $1,901,816  $202,113   $2,103,929
Retained earnings:
  Legal reserve..............................      7,463     1,669        9,132
  Prior year retained earnings...............  3,142,141   586,366    3,728,507
Current year earnings........................  1,453,241   163,453    1,616,694
                                              ----------  --------   ----------
                                              $6,504,661  $953,601   $7,458,262
                                              ==========  ========   ==========

  As of December 31, 2000, the nominal capital stock amounted $1,901,816, and the fixed minimum portion without a right of withdrawal amounted $301,816, represented by 9,128,689 common, nominative, Series "A" shares without par value. The variable portion of capital stock amounted $1,600,000, represented by 20,018,465 common, nominative, Series "BI" (shares limited to Mexican investors) and 19,233,426 Series "BII" (shares available to Mexican and foreign investors), all shares are without par value.

  At the General Extraordinary Stockholders' Meeting held on March 15, 2000, the stockholders' resolved to increase the capital stock in the amount of $1,844,846, (nominal).

NOTE 15--Retained Earnings

  a) In conformity with the provisions of Mexican Corporate Law, a company's net profits are subject to the shareholders' approval at the General Stockholders' Meeting.

  b) Mexican Corporate Law requires appropriation of 5% of annual net income to the legal reserve until the reserve equals 20% of a company's restated capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to contributed capital.

  c) Retained earnings are subject to income tax, in the event that dividends are paid (either in cash or in-kind). Tax payments made by a company are considered paid when:

 . Those earnings are neither paid out of the net taxable income nor reinvestment accounts, triggering a 35% tax rate.

 . Dividends are paid out of the reinvested net taxable income account, resulting in a 5% tax rate. The tax rate for reinvested taxable income generated in 2000 is 3%.

 .  No tax is due on any dividends paid out of the net taxable income account
   (up to the total balance). In order to accomplish this; dividends must first be paid out of the reinvested net taxable income account until that account is exhausted.

  d) Additionally, dividends paid to individuals or nonresidents, regardless of their origin, are subject to withholding tax in accordance with the applicable tax legislation.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  e.) At December 31, the balances of the net taxable income accounts are:

                                                                December
                                                          ---------------------
                                                             1999       2000
                                                          ---------- ----------
   Net taxable income account............................ $2,960,583 $3,244,602
   Reinvested net taxable income account.................    165,451    599,780

  In 1999, the income tax rate was increased from 34% to 35%. In addition, the tax law established a deferment plan for the re-investment of earnings, by applying a 30% tax rate to re-invested taxable income. In the year in which earnings are declared as dividends, the remaining 5% tax will be paid. The applicable tax rate for re-invested earnings was 32% and 3% in 1999 instead of 30% and 5%, respectively.

  The Company is not permitted to declare or pay dividends if the dividends from its subsidiaries are not received first under Mexican corporate law. Additionally neither the Company nor its subsidiaries are permitted to declare or pay dividends as a result of the negative covenants established in the issuance of debt placed in the Mexican and international markets.

NOTE 16--Provision for Income and Asset Taxes

  The income tax (ISR) provision for the years ended December 31, is comprised as follows:

                                                     1998      1999      2000
                                                    -------  --------  --------
   ISR current..................................... $15,457  $167,162  $262,080
   ISR deferred....................................     --        --    347,485
   Tax losses carryforwards utilized...............  (6,913)   (6,916)      --
                                                    -------  --------  --------
     Total income tax provision.................... $ 8,544  $160,246  $609,565
                                                    =======  ========  ========

  At December 31, 2000, the reconciliation between the statutory and effective income tax rate is shown below:

                                                          1998    1999   2000
                                                          -----   -----  -----
   ISR at the statutory rate.............................    35%     35%    35%
   Increase (decrease) in effective ISR rate due to:
     Inventories and cost of sales.......................   1.7    17.4   (3.8%)
     Net effect of the comprehensive financing cost...... (48.5)    8.0    0.9%
     Reserves............................................  15.5   (13.5)   0.7%
     Non-deductible expenses.............................   6.2   (54.5)   0.8%
     Amortization of negative goodwill................... (62.3)    --   (21.9%)
     Tax loss carryforwards..............................  (8.0)   (1.1)  (2.8%)
     Other...............................................  56.2     9.9    2.8%
                                                          -----   -----  -----
     Effective tax rate..................................  (4.2%)   1.2%  11.7%
                                                          =====   =====  =====

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  At December 31, 2000, the principal temporary differences for which deferred income tax is recognized are shown as follows:

   Inventories..................................................... $   874,646
   Property, plant and equipment, net..............................  11,700,261
   Provisions......................................................    (867,793)
   Tax loss carryforwards..........................................  (2,562,779)
   Deferred assets.................................................     279,642
                                                                    -----------
     Total temporary differences                                      9,423,977
   Statutory income tax rate.......................................          35%
                                                                    -----------
   Deferred income tax liability .................................. $ 3,298,392
   Asset tax credits...............................................     281,978
                                                                    -----------
     Deferred tax income liability................................. $ 3,016,414
                                                                    ===========

  During 2000, in accordance with Bulletin D-4, the Company charged directly to the deficit from restatement $9,484 of the deferred tax liability related to fixed assets of foreign origin and inventory resulting from the restatements via specific index and specific costs, respectively.

  During 1999, tax losses carryforwards totaling $19,760 were utilized, resulting in a tax benefit of $6,916. During 2000, there was no amortization of tax losses carryforwards.

  GIDUSA and its Mexican subsidiaries are authorized by the Ministry of Finance and Public Credit to file income tax returns on a consolidated basis. Effective January 1, 1999, as a result of the change in the income tax law, consolidated taxable income or loss rules have changed, the most significant modifications are the following:

 . Recognizing taxable income or loss subsidiaries to the extent of taking the ownership percentage of the holding company in the subsidiaries and multiplying the amount by a factor of 0.60. Controlled companies with prior-years-tax-loss carryforwards, shall be considered at the total percentage of direct or indirect equity participation share.

 . Eliminating the concept of effective control of subsidiaries. Companies in which a direct or indirect equity interest of less than 50% is held should not be included in the consolidated tax return.

 . The tax losses corresponding to the controlling or controlled companies, which originated as individual entities, and those which cannot be offset under the tax terms in effect must be added to income or deducted from the consolidated tax loss in the year in which the right expires.

  As of December 31, 2000, the Company and its Mexican subsidiaries had consolidated tax loss carryforwards available for future use totaling $2,305,041 which have been indexed for inflation. These tax loss carryforwards can be carried forward for a period of ten years from the date they were generated.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  As of December 31, 2000, tax loss carryforwards of Mexican subsidiaries within the Company and their expiration date are comprised as follows:

      Expiration date                                                   Amount
      ---------------                                                 ----------
      2002........................................................... $   59,649
      2003...........................................................    116,852
      2004...........................................................    282,116
      2005...........................................................    773,792
      2006 through 2011..............................................  1,072,632
                                                                      ----------
                                                                      $2,305,041
                                                                      ==========

  At December 31, 2000 U.S. subsidiaries included within the Company had tax loss carryforwards amounting to $257,738 with expiration dates in 2003 and 2004.

  Asset tax is calculated imposed at a 1.8% rate on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax amount payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such years.

  For the years ended December 31, 1998, 1999 and 2000, the Company incurred asset tax totaling $16,878, $20,915 and $71,806, respectively, which was recognized in results for the year.

  Employee profit sharing is determined at a 10% rate on the taxable income of the companies, adjusted accordingly to what is established in the Mexican Income Tax Law. The amortization of tax losses and asset tax credits is not applicable for employee profit sharing purposes.

NOTE 17--Significant Transactions with Related Parties

  The balances of advances, deposits, receivables and payables between the Company and affiliated companies are:

                                                                   1999   2000
                                                                  ------ ------
   Accounts receivable:
     Administradora Corporativa Mercantil, S.A. de C.V...........    --  $2,782
     Chapas Finas, S.A. de C.V...................................    --       6
     Lineas Aereas Ejecutivas de Durango, S.A. de C.V............    --   3,984
                                                                  ------ ------
                                                                  $  --  $6,772
                                                                  ====== ======

   Accounts payable:
     Lineas Aereas Ejecutivas de Durango, S.A. de C.V............ $2,998 $  --
     Industrializadora de Madera, S.A. de C.V....................     11     10
     Industria Extractiva, S.A. de C.V...........................      7      7
                                                                  ------ ------
                                                                  $3,016 $   17
                                                                  ====== ======

  The Company entered into transactions with its affiliated companies, which primarily include Lineas Aereas Ejecutivas de Durango, S.A. de C.V., shareholders, and entities under common control as follows:

                                                              Years ended
                                                              December 31,
                                                           --------------------
                                                           1998    1999    2000
                                                           -----  -------  ----
   Income
     Interest earned...................................... $ 200  $   --   $416
   Costs
     Interest paid........................................  (269)    (269)  (75)
     Other................................................ $ --   $(3,624) $--

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


NOTE 18--Financial Information by Business Segments

  As noted in Note 3r., the Company adopted IAS 14 for segmental reporting purposes. The Company is managed on a product basis and its reportable segments are as follows:

  Packaging

  Manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags.

  Paper

  Manufacturing and selling of kraft and semikraft paper and paper to be used in the manufacturing of newspaper, books and magazines.

  Other

  Manufacturing and selling of plywood, particleboard and lumber.

  Prices between segments are based on market prices. Management evaluates each business segment according to its operating income before depreciation and amortization.

  The accounting policies of the segments are the same as those described in
Note 3.

  For the years ended December 31, the financial information by business segment is as follows:

                                                                Operating
                                                                  income
                                                                  (loss)
                                                                  before
                          Sales to     Inter-                  depreciation
Depreciation Operating
                            third      segment                     and
and        income
                           parties      sales     Total sales  amortization
amortization   (loss)
                         ----------- -----------  -----------  ------------
------------ ----------
1998:
  Packaging............. $ 4,223,143 $   106,457  $ 4,329,600   $  871,983
$126,469   $  745,514
  Paper.................   1,137,274   1,590,686    2,727,960      459,313
166,665      292,648
  Other.................     673,840     124,187      798,027      129,848
40,973       88,875
  Eliminations..........         --   (1,821,330)  (1,821,330)         --
  --           --
                         ----------- -----------  -----------   ----------
--------   ----------
                         $ 6,034,257 $       --   $ 6,034,257   $1,461,144
$334,107   $1,127,037
                         =========== ===========  ===========   ==========
========   ==========
1999:
  Packaging............. $ 4,103,457 $    56,571  $ 4,160,028   $  744,096
$108,175   $  635,921
  Paper.................   3,360,329   4,084,399    7,444,728      943,464
320,368      623,096
  Other.................     624,782      57,646      682,428      135,219
35,476       99,743
  Eliminations..........         --   (4,198,616)  (4,198,616)     (13,037)
  --       (13,037)
                         ----------- -----------  -----------   ----------
--------   ----------
                         $ 8,088,568 $       --   $ 8,088,568   $1,809,742
$464,019   $1,345,723
                         =========== ===========  ===========   ==========
========   ==========
2000:
  Packaging............. $ 5,366,122 $    84,177  $ 5,450,299   $  789,497
$108,820   $  680,677
  Paper.................   5,734,095   4,471,462   10,205,557      970,150
368,953      601,197
  Other.................     503,699      52,373      556,072       74,694
30,794       43,900
  Eliminations..........         --   (4,608,012)  (4,608,012)      (1,855)
  --        (1,855)
                         ----------- -----------  -----------   ----------
--------   ----------
                         $11,603,916 $       --   $11,603,916   $1,832,486
$508,567   $1,323,919
                         =========== ===========  ===========   ==========
========   ==========

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

      NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
              For the Years Ended December 31, 1998, 1999 and 2000

         (thousands of constant Pesos restated as of December 31, 2000)

  As of December 31, segment information related to assets, liabilities and additions to property, plant and equipment is as follows:

                                                                      Additions
                                                                          to
                                                                      property,
                                             Segment       Segment    plant and
                                              assets     liabilities  equipment
                                           ------------  -----------  ----------
1998:
  Packaging............................... $ 20,561,580  $11,740,785  $  413,335
  Paper...................................   31,280,533    6,020,211     546,940
  Other...................................    3,488,801      565,328       8,362
  Eliminations............................  (35,677,516)  (8,038,596)        --
                                           ------------  -----------  ----------
                                           $ 19,653,398  $10,287,728  $  968,637
                                           ============  ===========  ==========
1999:
  Packaging............................... $ 18,728,195  $10,063,785  $   86,634
  Paper...................................   27,281,787    8,059,422      76,366
  Other...................................    1,213,493      312,359      13,697
  Eliminations............................  (25,943,657)  (6,411,404)        --
                                           ------------  -----------  ----------
                                           $ 21,279,818  $12,024,162  $  176,697
                                           ============  ===========  ==========
2000:
  Packaging............................... $ 16,657,965  $11,294,483  $  190,874
  Paper...................................   30,357,298   11,440,965     860,947
  Other...................................    1,555,641      991,294       8,763
  Eliminations............................  (27,236,017)  (9,771,594)        --
                                           ------------  -----------  ----------
                                           $ 21,334,887  $13,955,148  $1,060,584
                                           ============  ===========  ==========

  Geographical segment information is as follows:

                                                                     Additions
                                                                         to
                                                           Segment   property,
                                                            fixed    plant and
                                             Net Sales     Assets    equipment
                                            -----------  ----------- ----------
1998:
  Mexico................................... $ 6,549,680  $13,878,263 $  864,078
  United States of America.................   1,305,907    1,549,955    104,559
  Eliminations.............................  (1,821,330)         --         --
                                            -----------  ----------- ----------
                                            $ 6,034,257  $15,428,218 $  968,637
                                            ===========  =========== ==========
1999:
  Mexico................................... $10,502,541  $12,210,411 $  171,172
  United States of America.................   1,784,643    3,439,052      5,525
  Eliminations.............................  (4,198,616)         --         --
                                            -----------  ----------- ----------
                                            $ 8,088,568  $15,649,463 $  176,697
                                            ===========  =========== ==========
2000:
  Mexico................................... $11,020,702  $12,115,855 $  628,853
  United States of America.................   5,191,226    3,707,009    431,731
  Eliminations.............................  (4,608,012)         --         --
                                            -----------  ----------- ----------
                                            $11,603,916   15,822,864 $1,060,584
                                            ===========  =========== ==========

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


Note 19--Subsequent Events

  In the first quarter of 2001, the Company restructured a portion of its outstanding debt which consisted of the following:

  a) In February 2001, the Company made a public offering of Yankee bonds amounting to US$180 million maturing on August 1, 2006 bearing an annual interest rate of 13 1/8% payable semiannually in February and August (the "Senior Notes 2006"). The proceeds received from Senior Notes 2006 were used to pay some of the indebtedness outstanding at December 31, 2000. A total of US$111.2 million were utilized to pay, prior to the scheduled maturity, some of the bondholders of the GIDUSA US$150 million Yankee bond maturing on July 15, 2000. Some of the GIDUSA bondholders elected not to accept the offer for the anticipated payment. As a result, the Company deposited US$43.5 million in a trust that represents the estimated funds necessary to liquidate the principal and interest of the bonds at its original maturity date.

  b) In addition, the Company used the remaining net proceeds from the Senior Notes 2006 to pay two short-term loans totaling US$30 million (US$22 million with Banamex and US$8 million with The Chase Manhattan Bank).

  c) In early 2001, the Company renegotiated two short-term loans with Banamex totaling US$94 million. Pursuant to the new agreement, the new loans bear an annual interest rate of LIBOR plus 2.80% with quarterly payments and are due on 2005. In addition, the Company received a bank loan from California Commerce Bank of US$11.7 million which matures in 2003 and has an average interest rates of LIBOR + 2.75%.


  d) Our subsidiary, Durango Paper Company has a Ps 489.9 million (US$51.6 million) of indebtedness to Bank of America at March 31, 2001, as part of a US$36.6 million revolving and US$15 million term facility. This facility matures in January 2004 and has an interest rate of LIBOR + 3.5%. The Bank of America loan is secured by a pledge of substantially all of the physical assets of the Durango Paper Company.

  In accordance with Bulletin B-13, "Subsequent Events" and Circular 46, "Short-Term Liabilities Refinanced to Long-Term Subsequent to the Date of the Financial Statements" and as a result of the transactions described above, the Company reclassified US$294 million of debt maturing in 2001 to long-term debt.

  In January 2001, the Company paid a loan in the amount of US$35 million with Bank of America.


  Currently, the Company is negotiating the sale of non-strategic assets of its subsidiary Durango Paper Company and does not anticipate a loss on disposition of these assets.

NOTE 20--New Accounting Pronouncements

  In August 2000, the MIPA issued Bulletin B-4, "Comprehensive Income", to become effective January 1, 2001. This Bulletin sets forth new guidelines for reporting and disclosing comprehensive income and its components. Based on this Bulletin, comprehensive income will include net income of the year and other items which, in accordance with other bulletins, are recorded directly in stockholders' equity and which are not a result of stockholders transaction such as contributions, reductions, or distributions of capital.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  Effective January 1, 2001, Bulletin C-2, "Financial Instruments", issued by the MIPA, provides new rules for recording those instruments. It requires recording assets or liabilities in the balance sheet, valued at their market value. In the opinion of the Company's Management, the most significant effect derived from adopting this pronouncement will be the accounting for Equity swaps which are described in Note 10.

NOTE 21--Reconciliation Between Mexican and U.S. GAAP

  The Company's combined and consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP combined and consolidated financial statements include the effects of inflation as provided for under Bulletin B-
10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. Therefore, the following reconciliation to U.S. GAAP does not include the reversal of such inflationary effects.

  The principal differences between Mexican GAAP and U.S. GAAP, other than inflation accounting, are presented in the following pages with an explanation, where appropriate, of the effects on combined and consolidated net income and stockholders' equity. Reconciling items are presented net of any gain or loss from monetary position.

  Reconciliation of combined and consolidated net income:

                                               Years ended December 31,
                                          ------------------------------------
                                             1998         1999        2000
                                          -----------  ----------  -----------
   Net income under Mexican GAAP........  $ 3,199,928  $  969,466  $ 1,458,923
   Deferred income taxes................      114,093     470,052     (262,298)
   Deferred employee profit sharing.....      (23,454)    103,817      (45,087)
   Employee benefits....................          715       3,127          --
   Purchase accounting adjustments:
   . Amortization of negative goodwill..   (3,386,408)    (87,712)  (1,347,290)
   . Depreciation.......................       41,731     141,162      189,918
   . Other reserves.....................          --      116,823          --
   Effect of fifth amendment to Bulletin
    B-10 ...............................      (26,605)    (42,518)     (62,450)
   Effect of Bulletin B-15 on prior
    years...............................        7,048       5,507           --
   Equity swaps.........................     (116,909)     69,866      (75,522)
   Effect of U.S. GAAP adjustments on
    minority interest...................       72,123    (449,761)     158,299
                                          -----------  ----------  -----------
   U.S. GAAP net (loss) income..........  $  (117,738) $1,299,829  $    14,493
                                          ===========  ==========  ===========

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

      NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
              For the Years Ended December 31, 1998, 1999 and 2000

         (thousands of constant Pesos restated as of December 31, 2000)


  Reconciliation of combined and consolidated stockholders' equity:

                                                Year ended December 31,
                                          -------------------------------------
                                             1998         1999         2000
                                          -----------  -----------  -----------
   Total stockholders' equity
    corresponding to majority
    interest under Mexican GAAP.........  $ 6,953,574  $ 6,895,845  $ 5,975,806
   Deferred income taxes................   (2,661,207)  (2,022,685)     393,636
   Deferred employee profit sharing.....     (960,593)    (856,776)    (901,863)
   Employee benefits....................       (3,127)          --           --
   Purchase accounting adjustments:
   . Accumulated negative goodwill......   (4,230,689)  (4,486,871)  (5,539,736)
   . Accumulated depreciation...........      110,222      251,384      441,302
   . Other reserves.....................     (116,823)          --           --
   Effect of Fifth Amendment of Bulletin
    B-10:
   . Fixed assets.......................      511,256    1,514,863    2,346,120
   . Fixed assets accumulated
     depreciation.......................      160,992     (151,696)    (501,051)
   Effect of restatement of prior year
    amounts per Bulletin B-15...........      299,444       64,835           --
   Effect of U.S. GAAP adjustments on
    minority interest...................    1,548,975    1,127,929      145,303
                                          -----------  -----------  -----------
   Total U.S. GAAP stockholders'
    equity..............................  $ 1,612,024  $ 2,336,828  $ 2,359,517
                                          ===========  ===========  ===========

  Provided below is an analysis of the changes in stockholders' equity under U.S. GAAP:

                                                        Year ended December
                                                                31,
                                                       -----------------------
                                                          1999         2000
                                                       -----------  ----------
   Balance at beginning of the year..................  $ 1,612,024  $2,336,828
   Capital contributions.............................        2,721          --
   Net income under U.S. GAAP........................    1,299,829      14,493
   Deficit from restatement..........................   (1,071,644)   (501,496)
   Adjustment for additional pension liability
    related to seniority premiums....................           --     (11,470)
   Cumulative translation adjustment.................          577      10,130
   Effect of Bulletin B-15 on prior years............     (240,116)    (64,835)
   Capital contribution as a result of acquisition of
    GIDUSA...........................................           --      31,515
   Effect of Fifth Amendment of Bulletin B-10........      733,437     544,352
                                                       -----------  ----------
   Balance at end of the year........................  $ 2,336,828  $2,359,517
                                                       ===========  ==========

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

      NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
              For the Years Ended December 31, 1998, 1999 and 2000

         (thousands of constant Pesos restated as of December 31, 2000)


 Comprehensive income

  Comprehensive income under Mexican GAAP is as follows:

                                               Years ended December 31,
                                           -----------------------------------
                                              1998        1999         2000
                                           ----------  -----------  ----------
   Mexican GAAP net income before
    minority interest....................  $3,199,928  $   969,466  $1,458,923
                                           ----------  -----------  ----------
   Other comprehensive income (loss),
    net:
   Cumulative translation adjustment.....     (58,053)         577      10,130
   Effect of adoption of Bulletin D-4....         --           --     (446,270)
   Gain (loss) from holding non-monetary
    assets...............................      37,728   (1,071,644)   (494,811)
   Adjustment for additional pension
    liability related to seniority
    premiums.............................         --           --     (11,470)
   Deferred income tax...................         --           --      (8,545)
   Cancellation of GIDUSA of
    stockholders' equity upon acquisition
    .....................................         --           --    2,460,153
                                           ----------  -----------  ----------
                                              (20,325)  (1,071,067)  1,509,187
                                           ----------  -----------  ----------
   Comprehensive income (loss)...........  $3,179,603  $  (101,601) $2,968,110
                                           ==========  ===========  ==========
   Accumulated comprehensive loss........  $ (886,627) $(1,937,694) $ (428,507)
                                           ==========  ===========  ==========

--------
(1) For 2000, due to the adoption of Bulletin D-4, amount includes deferred tax effect of $6,685.

  The components of other accumulated comprehensive loss is as follows as of December 31, 1998, 1999 and 2000:

                               Effect of
                               adoption                                Other
                                  of      Cumulative    Deficit     accumulated
                               Bulletin   translation    from      comprehensive
                                  D-4     adjustment  restatement      loss
                               ---------  ----------- -----------  -------------
   Balances at December 31,
    1998.....................        --     $ 2,249   $  (868,876)  $  (866,627)
    Current period changes...        --         577    (1,071,644)   (1,071,067)
                               ---------    -------   -----------   -----------
   Balances at December 31,
    1999.....................        --     $ 2,826   $(1,940,520)  $(1,937,694)
    Current period changes...        --      10,130      (494,811)     (484,681)
    Adjustment for additional
     pension liability
     related to seniority
     premiums................        --         --        (11,470)      (11,470)
    Deferred income tax......   (446,270)       --         (8,545)     (454,815)
    Cancellation of GIDUSA
     stockholders' equity
     upon acquisition........        --       2,258     2,457,895     2,460,153
                               ---------    -------   -----------   -----------
   Balances at December 31,
    2000.....................  $(446,270)   $15,214   $     2,549   $  (428,507)
                               =========    =======   ===========   ===========

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


 Effect of Bulletin B-15 on restatement to constant currency

  As disclosed in Note 3, the Company adopted Bulletin B-15, during 1997, Bulletin B-15 requires that the restatement of prior year amounts of foreign subsidiaries be determined by first restating prior year foreign currency amounts by the inflation of the foreign country and then retranslating such amounts at the exchange rate as of the date of the latest balance sheet present (December 31, 2000). Under U.S. GAAP, the primary financial statements should be presented in the same reporting constant currency for all periods. Prior to the adoption of Bulletin B-15, prior year consolidated amounts were adjusted for the effects of inflation in Mexico and such adjustments were considered to be an integral part of preparing price level adjusted financial statements. The methodology established by Bulletin B-15 separates the adjustment process for the effects of inflation on prior year amounts for foreign and domestic subsidiaries, which results in the presentation of amounts, which are not in a constant unit of measure. The difference in the methodologies used to restate balances to December 31, 2000 purchasing power is included as a one-line adjustment in the reconciliation to U.S. GAAP of net income and stockholders' equity.

                                                        1998         1999
                                                     -----------  -----------
   Combined net income:
     As previously reported indexed for effects of
      inflation in Mexico........................... $ 3,240,755  $ 1,428,944
     As reported under Bulletin B-15................  (3,233,707)  (1,423,437)
                                                     -----------  -----------
                                                     $     7,048  $     5,507
                                                     ===========  ===========
   Combined stockholders' equity:
     As previously reported indexed for effects of
      inflation in Mexico........................... $ 9,677,025  $ 9,320,491
     As reported under Bulletin B-15................  (9,377,581)  (9,255,656)
                                                     -----------  -----------
                                                     $   299,444  $    64,835
                                                     ===========  ===========

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  The following tables present the Company's condensed balance sheets as of December 31, 1999 and 2000 and statements of income for the three years ended December 31, 1998, 1999 and 2000, reflecting U.S. GAAP adjustments. All amounts have been indexed to December 31, 2000 constant pesos, using the Mexican NCPI factor:

  CONDENSED BALANCE SHEETS:

                                                            At December 31,
                                                        -----------------------
                                                           1999        2000
                                                        ----------- -----------
                         Assets

   Current assets:
     Cash and cash equivalents........................  $   852,888 $   730,086
     Accounts receivable..............................    2,145,637   2,012,340
     Inventories......................................    2,172,963   2,210,357
     Other............................................      101,276      58,955
                                                        ----------- -----------
       Total current assets...........................    5,272,764   5,011,738
   Property, plant and equipment......................   11,367,261  12,130,946
   Other assets.......................................      412,946     500,285
                                                        ----------- -----------
       Total assets...................................  $17,052,971 $17,642,969
                                                        =========== ===========

          Liabilities and stockholders' equity

   Current liabilities:
     Short term debt, notes payable and current
      portion of long-term debt.......................  $ 1,063,134 $   778,615
     Accrued liabilities and other payable............    2,548,049   2,481,045
     Deferred income tax and employee profit sharing..      137,884     211,518
                                                        ----------- -----------
       Total current liabilities......................    3,749,067   3,471,178
                                                        ----------- -----------
   Long-term debt.....................................    6,745,128   6,855,628
   Seniority premiums.................................      225,048     218,192
   Deferred income tax and employee profit sharing....    2,741,577   3,313,123
   Other..............................................       23,441     166,701
                                                        ----------- -----------
       Total long-term liabilities....................    9,735,194  10,553,644
                                                        ----------- -----------
       Total liabilities..............................   13,484,261  14,024,822
                                                        ----------- -----------
   Minority interest..................................    1,231,882   1,258,630
                                                        ----------- -----------
   Stockholders' equity...............................    2,336,828   2,359,517
                                                        ----------- -----------
       Total liabilities and stockholders' equity.....  $17,052,971 $17,642,969
                                                        =========== ===========

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)

  CONDENSED STATEMENTS OF INCOME:

                                              Years ended December 31,
                                          -----------------------------------
                                             1998        1999        2000
                                          ----------  ----------  -----------
   Net sales............................. $6,231,905  $8,147,298  $11,603,916
   Cost of sales.........................  4,665,604   6,162,949    9,556,467
                                          ----------  ----------  -----------
   Gross profit..........................  1,566,301   1,984,349    2,047,449
   Selling, general and administrative
    expenses.............................    450,880     406,601      648,033
                                          ----------  ----------  -----------
   Operating income......................  1,115,421   1,577,748    1,399,416
                                          ----------  ----------  -----------
   Financing cost:
     Interest expense....................    967,399     827,225    1,061,570
     Interest income.....................   (114,047)   (106,116)    (111,544)
     Foreign exchange loss (gain), net...  1,135,581    (301,220)      92,096
     Gain from monetary position.........   (821,488)   (726,751)    (534,066)
                                          ----------  ----------  -----------
                                           1,167,445    (306,862)     508,056
                                          ----------  ----------  -----------
     Other (expense) income, net.........   (209,151)      9,670      (15,222)
                                          ----------  ----------  -----------
    (Loss) income before provision and
     minority interest...................   (261,175)  1,894,280      876,138
    Provision for:
     Income and asset tax (benefit)
      expense............................   (104,839)   (309,281)     862,173
     Minority interest...................     38,598    (903,732)         528
                                          ----------  ----------  -----------
     Net (loss) income................... $ (117,738) $1,299,829  $    14,493
                                          ==========  ==========  ===========

 Effect of fifth amendment to Bulletin B-10 (Modified)

  As mentioned in Note 2, the Company elected, as a result of the adoption of the Fifth Amendment to Bulletin B-10 (Modified), to restate its non-monetary assets of foreign origin based on the change of the Mexican peso against the foreign currencies and by applying inflation rates of the countries from which the non-monetary assets originate. This methodology is not consistent with Rule 3-20 of Regulation S-X regarding the use of the same reporting currency for all periods. Under U.S. GAAP, these assets, which are used in Mexico, would be adjusted by the Mexican NCPI and depreciation would be calculated on this basis.

 Deferred income tax and employee profit sharing

  Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("SFAS 109") requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles:
(a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, (c) the measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that the tax benefit will not be realized. Under this method, deferred tax and employee profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)

asset tax credits is recognized in the year in which the losses or credits arise (subject to a valuation allowance with respect to any tax benefits which in management's opinion, are more likely than not that they are not expected to be realized). The subsequent realization of this benefit does not affect the income tax provision.

  The significant components of income and asset tax (benefit) provision under U.S. GAAP were as follows:


                                                   Years ended December 31,
                                                 ------------------------------
                                                   1998       1999       2000
                                                 ---------  ---------  --------
   Income and asset tax expense (benefit):
   Current
     Domestic................................... $   9,254  $ 160,771  $262,080
                                                 ---------  ---------  --------

   Deferred
     Domestic...................................       --    (498,716)  548,119
     Foreign....................................  (114,093)    28,664    51,974
                                                 ---------  ---------  --------
                                                  (114,093)  (470,052)  600,093
                                                 ---------  ---------  --------
   Income and asset tax (benefit) provision..... ($104,839) ($309,281) $862,173
                                                 =========  =========  ========

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

      NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
              For the Years Ended December 31, 1998, 1999 and 2000

         (thousands of constant Pesos restated as of December 31, 2000)


  The significant temporary differences comprising the Company's net deferred income tax and profit sharing assets and liabilities under U.S. GAAP are as follows:

                                                    December 31, 2000
                                              --------------------------------
                                                          SFAS 109
                                               SFAS 109   applied
                                 December 31, applied to  Foreign-
                                     1999      Mex-Subs     Subs      Total
                                 ------------ ----------  --------  ----------
   Deferred income tax
    liabilities (assets):
     Inventories...............   $  486,528  $  492,236  $    --   $  492,236
     Inventory-Rule 106........     (345,899)   (324,222)      --     (324,222)
     Property, plant and
      equipment................    2,530,398   2,720,288   134,230   2,854,518
     Other assets..............       54,336      61,168       --       61,168
     Provisions ...............     (230,299)    (98,957)      --      (98,957)
     Equity swap...............          163     (22,216)      --      (22,216)
     Other.....................      (27,929)    (23,250)   (4,295)    (27,545)
     Asset tax credits.........     (385,675)   (291,522)      --     (291,522)
     Tax loss carryforwards....   (1,058,573)   (770,738) (209,183)   (979,921)
                                  ----------  ----------  --------  ----------
                                   1,023,050   1,742,787   (79,248)  1,663,539
      Valuation allowance......      999,635     959,239       --      959,239
                                  ----------  ----------  --------  ----------
      Total net deferred income
       tax liability...........   $2,022,685  $2,702,026  $(79,248) $2,622,778
                                  ==========  ==========  ========  ==========

                                                             December 31,
                                                           ------------------
                                                             1999      2000
                                                           --------  --------
   Deferred employee profit sharing liabilities (assets):
     Inventory............................................ $ 96,137  $136,139
     Inventory-Rule 106...................................  (98,882)  (92,635)
     Property, plant and equipment........................  872,038   905,043
     Other assets.........................................   16,242     8,465
     Allowance for doubtful accounts......................  (16,674)  (25,433)
     Exchange rate fluctuations...........................  (12,132)  (23,073)
     Equity swap..........................................       47    (6,643)
                                                           --------  --------
       Total net deferred employee profit sharing
        liability......................................... $856,776  $901,863
                                                           ========  ========

  Under U.S. GAAP, employee profit sharing is recorded as an operating expense.

  For the year ended December 31, 2000, the difference in net deferred tax liabilities between Mexican and U.S. GAAP was as follows:

                                              Mexican      U.S.
                                                GAAP       GAAP    Difference
                                             ---------- ---------- ----------
   Deferred tax liability applied to
    balances as of :
     December 31, 1999...................... $2,685,304 $2,022,685 $ 662,619
     December 31, 2000......................  3,016,414  2,622,778   393,636
                                             ---------- ---------- ---------
     Net change............................. $  331,110 $  600,093 $(268,983)
                                             ========== ========== =========

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)

  The net change in the deferred tax liability during 2000 was allocated to the following components:

                                                 Mexican     U.S.
                                                  GAAP       GAAP   Difference
                                                ---------  -------- ----------
   Deferred tax liability:
     Deferred tax expense...................... $ 347,485  $600,093 $(252,608)
     Monetary gain on initial balance..........  (208,775)      --   (208,775)
     Monetary loss on current period change....   199,085       --    199,085
                                                ---------  -------- ---------
                                                $ 337,795  $600,093 $(262,298)
     Deficit from restatement..................    (6,685)      --     (6,685)
                                                ---------  -------- ---------
                                                $ 331,110  $600,093 $(268,983)
                                                =========  ======== =========

  Temporary differences under SFAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period, and (b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Bulletin D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including and monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or loss.

 Employee benefits

  Liabilities and costs related to pension plans and seniority premiums are recorded under Mexican GAAP according to Bulletin D-3 (Revised), "Labor Liabilities", as described in Note 3(j). Under U.S. GAAP, the requirements of SFAS No. 87, "Employers' Accounting for Pensions", as amended by SFAS No. 132, "Employees Disclosures about Pensions and Other Postretirement Benefits", for recording liabilities and costs relating to pension plans and seniority premiums using actuarial computations are similar to those of Bulletin D-3. The difference in the accrued liability between Mexican GAAP and U.S. GAAP was related to the adoption of the principles on different dates.

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  The following sets forth the changes in benefit obligations, and the funded status of such plans for 1999 and 2000 reconciled with the amounts reported in the consolidated balance sheets under U.S. GAAP.

  The components of net periodic cost of retirement under SFAS No. 87 as of December 31, 1999 and 2000 consist of the following:

                                                             December 31,
                                                          --------------------
                                                            1999       2000
                                                          ---------  ---------
   Change in benefit obligation:
    Projected benefit obligation, beginning of year...... $ 297,175  $ 310,864
    Service cost.........................................    14,818     14,495
    Interest cost........................................    15,310     13,430
    Actuarial loss.......................................    18,112     17,080
    Benefits paid........................................   (34,551)   (23,796)
                                                          ---------  ---------
    Projected benefit obligation, end of year............ $ 310,864  $ 332,073
                                                          =========  =========
   Unfunded liability....................................   310,864    332,073
                                                          ---------  ---------
   Plan assets........................................... $    (500) $    (385)
   Unrecognized transition obligation and other..........  (245,541)  (258,163)
                                                          ---------  ---------
   Net pension liability................................. $  64,823  $  75,525
                                                          =========  =========
   Amounts recognized in balance sheets:
    Accrued benefit liability............................ $ 225,048  $ 218,192
    Intangible pension asset--labor obligations..........   160,225    144,667
                                                          ---------  ---------
    Net amount recognized under U.S. GAAP................    64,823     73,525
    Net liability recognized under Mexican GAAP..........    64,823     73,525
                                                          ---------  ---------
    Additional minimum liability......................... $     --   $     --
                                                          =========  =========

  The Company has no post-retirement health care insurance or other post-employment benefit plans, other than the pensions plans mentioned above.

  The following rates were used for the assumptions in determining the actuarial present value of accumulated benefits for the Company's defined benefit plans:

                                                  Year ended December 31,
                                                  -----------------------
                                                   1998      1999      2000
                                                  -------   -------   -------
   Discount rate.................................       5%        5%        5%
   Salary increase rate..........................       2%        2%        2%
   Rate of return................................       5%        5%        5%

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


 Acquisitions

  As discussed in Note 3(i) for various acquisitions realized in 1998 and 1999, under Mexican GAAP, the Company has recorded negative goodwill, representing the excess of the book value of the net assets acquired over the purchase price. Such negative goodwill is being amortized into income, over the period in which the Company expects to integrate these operations.

  Under U.S. GAAP, these acquisitions have been accounted for under the purchase method and consequently, the purchase price has been allocated to assets acquired and liabilities assumed based the relative fair values. As a result under U.S. GAAP, negative goodwill was recorded as a reduction in the carrying value of the long-term assets (primarily fixed assets). The results of operations of the acquired companies have been included in the combined and consolidated results for periods subsequent to the acquisitions.

  Additionally, U.S. GAAP allows the recognition of termination costs and the effect of conforming the accounting policies of the acquired companies as liabilities assumed at the acquisition date. Such costs are considered components of the net investments.

  Under Mexican GAAP, post acquisition adjustments should be recognized directly to income as incurred.

  As a result, the Company reversed the post acquisition adjustments recorded against income during 1999 amounting to $108,438 already recognized as part of the negative goodwill for U.S. GAAP purposes at December 31, 1998.

  The reserves are for the following items:

   Termination benefits.................................................  68,626
   LIFO to average reserve..............................................  17,564
   Environmental reserve................................................  22,248
                                                                         -------
                                                                         108,438
                                                                         =======

  Supplemental unaudited proforma results of operations on a Mexican GAAP basis as though the Durango Paper Company and Pipsamex acquisitions had occurred January 1, 1998 is as follows:

                                                         Years ended December
                                                                 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------  -----------
                                                             (Unaudited)
   Net sales........................................... $5,584,430  $ 3,575,754
   Operating loss......................................   (554,949)  (1,402,897)
   Net loss............................................ $ (378,581) $(1,452,227)

  Acquisition of GIDUSA by CODUSA

  As disclosed in Note 1, in 2000, the Rincon family contributed Ps. 1,954,993 to CODUSA which was used by CODUSA for the acquisition of the 59% interest in GIDUSA previously held directly by the Rincon family. Under Mexican GAAP, these transactions were accounted for as a capital contribution and subsequent acquisition, resulting in negative goodwill of Ps. 294,758 which was fully amortized in 2000. Accordingly, in the statement of stockholders' equity under Mexican GAAP, the capital contribution, and acquisition of GIDUSA are presented separately. Under U.S. GAAP, this has been accounted for a transaction of two entities under common control and consequently, purchase accounting would not apply. Under U.S. GAAP, the difference

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)

between the purchase price paid for the 59% interest and the historical book value of the Rincon family's interest in GIDUSA on a U.S. GAAP basis would be reflected as a capital contribution of Ps. 31,585 and presented as one line item in the statement of stockholders' equity.

 Equity swap agreements

  As described in Note 11(b), GIDUSA has entered into several Equity swaps with financial institutions, with respect to its ADR's at prices ranging from US$10.4489 to US$14.2813. The Equity swaps have notional amounts of US$11.88 and US$6.06 at December 31, 1999 and 2000, respectively, bearing interest at LIBOR plus 2.95% payable semiannually and are due in 2002 and 2003. Under Mexican GAAP, the Company has recorded the fair value of the Equity swaps on the balance sheet, with a corresponding adjustment to stockholders' equity. Under U.S. GAAP, the fair value of the Equity swaps is recorded in income for the period.

 Minority Interest

  Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component with stockholders equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders equity.

SUPPLEMENTAL U.S. GAAP DISCLOSURES

 Cash flow information

  Under U.S. GAAP, pursuant to SFAS No. 95, "Statement of Cash Flows" ("SFAS
95)", a statement of cash flows is a required component of a complete set of financial statements in lieu of a statement of changes in financial position. SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation adjusted financial statements. Based on requirements of the Securities and Exchange Commission (the "SEC"), the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item, "Monetary gain", and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

      NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
              For the Years Ended December 31, 1998, 1999 and 2000

         (thousands of constant Pesos restated as of December 31, 2000)


  The U.S. GAAP statements of cash flow are as follows:

                                               Years ended December 31,
                                          ------------------------------------
                                             1998         1999         2000
                                          -----------  -----------  ----------
   Operating activities:
    U.S. GAAP Net (loss) income.........  $  (117,738) $ 1,299,829  $   14,493
    Adjustments to reconcile net income
     to net cash flow provided by
     operating activities:
    Depreciation and amortization.......      292,376      322,857     318,649
    Minority interest...................      (38,598)     903,732        (528)
    Deferred income taxes...............     (114,093)    (470,052)    600,093
    Deferred employee profit sharing....       23,454     (103,817)     45,087
    Allowance for doubtful accounts.....       42,051       72,503      38,561
    Inventory obsolescence allowance....       38,177        2,741         978
    Employee benefits...................         (715)      (3,127)
    Monetary gain.......................     (821,355)    (726,751)   (534,066)
    Accrued interest....................       55,853         (342)        --
    Equity swap.........................      116,909      (69,866)     75,522
    (Gain) loss on sale of fixed
     assets.............................          (89)         --        4,975
    Unrealized foreign exchange loss,
     net................................      300,753      173,724     100,347
    Other...............................      265,783      (13,453)     23,994
                                          -----------  -----------  ----------
                                               42,768    1,387,978     688,105
   Changes in operating assets and
    liabilities:
    Accounts receivable, net............     (662,407)    (817,996)   (894,234)
    Inventories, net....................     (265,003)    (581,143)   (252,712)
    Prepaid expenses....................       (2,640)     (16,091)    (48,351)
    Other liabilities...................    1,525,736      759,245   1,131,860
                                          -----------  -----------  ----------
    Cash flow provided by operating
     activities.........................      638,454      731,993     624,668
                                          -----------  -----------  ----------
   Financing activities:
    Bank loans..........................    2,410,202      170,028     437,763
    Payments of long-term debt..........     (439,913)    (455,197)   (120,224)
    Payment for debt issuance cost......          --           --      (22,528)
                                          -----------  -----------  ----------
    Cash flow provided by (used in)
     financing activities...............    1,970,289     (285,169)    295,011
                                          -----------  -----------  ----------
   Investing activities:
    Acquisitions of fixed assets........   (1,175,748)    (193,699) (1,061,388)
    Proceeds from sale of fixed assets..          --           --        5,941
    Investments in subsidiaries.........   (1,094,109)  (1,240,691)        --
    Acquisitions of minority interest...     (13,968)      (49,388)        --
    Other assets........................      (21,941)      (3,034)    (90,478)
                                          -----------  -----------  ----------
    Cash flow used in investing
     activities.........................   (2,305,766)  (1,486,812) (1,145,925)
                                          -----------  -----------  ----------
   Effect of inflation and exchange rate
    changes on cash and cash
    equivalents.........................      167,991      734,858     103,444
   Net increase (decrease) in cash and
    cash equivalents....................      470,968     (305,130)   (122,802)
   Cash and cash equivalents at
    beginning of year...................      687,050    1,158,018     852,888
                                          -----------  -----------  ----------
   Cash and cash equivalents at end of
    year................................  $ 1,158,018  $   852,888  $  730,086
                                          ===========  ===========  ==========

 Supplemental cash flow disclosures:

                                                      Years ended December 31,
                                                     --------------------------
                                                       1998     1999     2000
                                                     -------- -------- --------
   Cash paid during the year for:
   Interest......................................... $824,196 $730,450 $844,830
   Income and asset tax.............................   25,385  148,023  126,678

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)


  In 1999, a non-cash transaction related to the issuance of common shares for the acquisition of minority interest amounted to $3,475.

 Supplemental balance sheet information

  .Accrued liabilities and other current payables:

   Included within accrued liabilities and other payables as of December 31, 1999 and 2000 are customer advances ($613 and $100, respectively) and accrued freight costs ($5,458 and $14,664, respectively).

  .Segment disclosures

  The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes guidelines for the way that public enterprises report information about operating segments in financial statements. SFAS 131 also established guidelines for related disclosures about products and services, geographic areas, and major customers. See Note 18 for the Company's segment disclosures in accordance with IAS 14 and SFAS 131.

  .Valuation and qualifying accounts:

  The following table presents the rollforward of the allowance for doubtful accounts:

                                                  Years ended December 31,
                                                ------------------------------
                                                  1998      1999       2000
                                                --------  ---------  ---------
   Balance at the beginning of the period...... $(65,056) $ (89,132) $(121,238)
   Effects of inflation........................   14,555      6,898     10,221
   Increase in the allowance...................  (42,051)   (72,503)   (38,561)
   Write-offs..................................    3,420     33,499     26,133
                                                --------  ---------  ---------
   Balance at the end of the period............ $(89,132) $(121,238) $(123,445)
                                                ========  =========  =========

  The following table presents the rollforward of the inventory obsolescence allowance:

                                                   Years ended December 31,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
   Balance at the beginning of the period........ $(17,297) $(54,903) $(47,274)
   Effects of inflation..........................   (3,925)    6,080     3,723
   Increase in the allowance.....................  (38,177)   (2,741)     (978)
   Write-offs....................................    4,496     4,290     5,208
                                                  --------  --------  --------
   Balance at the end of the period.............. $(54,903) $(47,274) $(39,321)
                                                  ========  ========  ========

 Risks and uncertainties

  .Environmental matters

  The Company's Mexican operations are subject to the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General el Equilibrio Ecologico y la Proteccion al Ambiente) and the rules

              CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS--(continued)
             For the Years Ended December 31, 1998, 1999 and 2000

        (thousands of constant Pesos restated as of December 31, 2000)

published hereunder (the "Ecological Law"). In accordance with the Ecological Law, companies engaged in industrial activities are subject to the regulatory jurisdiction of the Ministry of Natural Resources, Environment and Fishing (Secretaria del Medio Ambiente, Recursos Naturales y Pesca), which has broad discretion in carrying out its statutory mandate.

  In 1998, the Company agreed with Mexican environmental regulatory authorities to bring its paper plants into compliance with wastewater discharge regulations. The Company has since instituted new procedures, and management believes the Company is currently in compliance with both the general standard established under the Ecological Law and with specific standards promulgated by the regulatory authorities. However, there can be no assurance that relevant authorities will continue finding the Company's environmental procedures adequate, or that more stringent environmental laws will not be enacted in the future.

 New accounting pronouncements

  In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. The Company management does not expect the adoption of this statement to have a material impact on financial statements.

  In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statement" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements have been presented on a basis that is consistent with the provisions of SAB 101 for all periods presented. There was no effect upon implementation of SAB 101.

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which requires that all derivatives instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction, and, if so, the type or hedge transaction. This statement is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued statement No. 138, "Accounting for Derivative Instruments and Hedging Activities--an amendment of SFAS 133." This amendment addresses certain issues causing implementation difficulties for entities that have adopted or will adopt SFAS 133. The adoption of SFAS 133 did not have a material impact on the Company's financial position or results of operations.

               CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
          AND GRUPO INDUSTRIAL DURANGO, S.A. DE C.V. AND SUBSIDIARIES

                  Unaudited Condensed Consolidated Statements

                            March 31, 2000 and 2001

                       CORPORACION DURANGO, S.A. DE C.V.

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         As of March 31, 2000 and 2001
          (thousands of constant Pesos restated as of March 31, 2001)
                                (Notes 1 and 2)


                                                                  U.S. dollars
                                                                    thousands
                                           2000         2001          2001
                                        -----------  -----------  -------------
                ASSETS
Current Assets:
 Cash and temporary investments.......  $   731,092  $   488,947  US$    51,504
 Accounts receivable, net.............    2,167,402    1,917,557        201,991
 Affiliated companies.................            0        5,058            533
 Taxes recoverable and other assets...       18,847       62,182          6,550
 Inventories, net (Note 3)............    2,061,941    2,115,836        222,877
 Prepaids.............................       15,778       15,672          1,651
                                        -----------  -----------  -------------
  Total current assets................    4,995,060    4,605,252        485,106
Property, plant and equipment, net....   15,456,660   15,809,349      1,665,316
Other assets..........................      483,931      612,978         64,570
                                        -----------  -----------  -------------
  Total assets........................  $20,935,651  $21,027,579      2,214,992
                                        ===========  ===========  =============
             LIABILITIES
Current Liabilities:
 Short-term debt......................      993,027      246,471         25,963
 Interest payable.....................      225,097      183,018         19,279
 Trade accounts payable...............    1,164,052    1,269,847        133,762
 Notes payable (Note 4)...............      221,992       46,704          4,920
 Affiliated companies.................          854           17              2
 Accrued liabilities and other
  payables............................      448,008      637,636         67,167
 Employee profit sharing..............        9,051        7,320            771
                                        -----------  -----------  -------------
  Total current liabilities...........    3,062,081    2,391,013        251,864
                                        -----------  -----------  -------------
Long-term debt (Note 4)...............    6,658,182    7,379,068        777,292
Notes payable.........................       22,258       97,863         10,309
Other liabilities.....................       25,465      172,495         18,170
Deferred tax (Note 7).................    2,152,678    3,018,266        317,936
Pension plans and seniority premiums..      224,986      224,611         23,660
                                        -----------  -----------  -------------
  Total long-term liabilities.........    9,083,569   10,892,303      1,147,367
                                        -----------  -----------  -------------
  Total liabilities...................   12,145,650   13,283,316      1,399,231
                                        -----------  -----------  -------------
Negative goodwill.....................    1,225,621      175,099         18,445
                                        -----------  -----------  -------------
Contingencies and commitments:
         STOCKHOLDERS' EQUITY
Capital stock (Note 6)................    1,901,816    1,901,816        200,332
Restatement of capital stock..........      225,677      225,677         23,772
                                        -----------  -----------  -------------
                                          2,127,493    2,127,493        224,104
Additional paid-in capital............          --       (45,638)        (4,807)
Retained earnings.....................    4,667,478    5,737,081        604,329
Deficit from restatement..............     (379,610)  (1,210,677)      (127,530)
                                        -----------  -----------  -------------
Cumulative translation adjustment of
 foreign subsidiaries.................        3,290       13,487          1,421
Deferred tax .........................     (451,268)    (451,268)       (47,535)
                                        -----------  -----------  -------------
 Total majority interest..............    5,967,383    6,170,478        649,982
 Total minority interest..............    1,596,997    1,398,686        147,334
                                        -----------  -----------  -------------
Total stockholders' equity............    7,564,380    7,569,164        797,316
                                        -----------  -----------  -------------
  Total liabilities and stockholders'
   equity.............................  $20,935,651  $21,027,579  US$ 2,214,992
                                        ===========  ===========  =============


    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                       CORPORACION DURANGO, S.A. DE C.V.

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
               For the three months ended March 31, 2000 and 2001
          (thousands of constant Pesos restated as of March 31, 2001)
                                (Notes 1 and 2 )

                                                                       U.S.
                                                                     dollars
                                                                    thousands
                                               2000        2001        2001
                                            ----------  ----------  ----------
Net sales.................................. $2,903,028  $2,587,685  US$272,580
Cost of sales..............................  2,386,488   2,141,577     225,588
                                            ----------  ----------  ----------
    Gross profit...........................    516,540     446,108      46,992
Selling, general and administrative
 expenses..................................    180,247     169,665      17,872
                                            ----------  ----------  ----------
    Operating income.......................    336,293     276,443      29,120
                                            ----------  ----------  ----------
Other income (expense).....................      1,349       3,682         388
                                            ----------  ----------  ----------
Financing (cost) result:
  Interest expense.........................   (241,381)   (268,526)    (28,286)
  Interest income..........................     25,873      19,444       2,048
  Foreign exchange gain, net...............    148,389      57,495       6,056
  Gain from monetary position..............    155,407      82,084       8,647
                                            ----------  ----------  ----------
                                                88,288    (109,503)    (11,535)
                                            ----------  ----------  ----------
Amortization of negative goodwill..........    556,179     251,776      26,521
                                            ----------  ----------  ----------
Income before provisions for income and
 asset taxes, employee profit sharing,
 deferred income tax and minority
 interest..................................    982,109     422,398      44,494
                                            ----------  ----------  ----------
Provision for:
  Income and asset taxes...................    (57,788)    (62,859)     (6,621)
  Employee profit sharing..................     (3,452)     (1,662)       (175)
  Deferred income tax......................    (91,506)     19,661       2,071
                                            ----------  ----------  ----------
                                              (152,746)    (44,860)     (4,725)
                                            ----------  ----------  ----------
Net income before minority interest........    829,363     377,538      39,769
Minority interest..........................     87,117      54,759       5,769
                                            ----------  ----------  ----------
Net income................................. $  742,246  $  322,779  US$ 34,000
                                            ==========  ==========  ==========


    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                       CORPORACION DURANGO, S.A. DE C.V.

                  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
                        OF CHANGES IN FINANCIAL POSITION

               For the three months ended March 31, 2000 and 2001
          (thousands of constant Pesos restated as of March 31, 2001)
                                (Notes 1 and 2)

                                                                        U.S.
                                                                      dollars
                                                                     thousands
                                                2000        2001        2001
                                             -----------  ---------  ----------
Operating activities:
  Net income before minority interest......  $   829,363  $ 377,538  US$ 39,769
  Items recognized in net income not
   (generating) or requiring the use of
   resources:
    Depreciation and amortization..........      116,402    114,849      12,098
    Amortization of negative goodwill......     (556,179)  (251,776)    (26,521)
    Deferred income tax....................       91,606    (19,661)     (2,071)
    Other..................................       17,350     32,038       3,374
                                             -----------  ---------  ----------
                                                 498,542    252,988      26,649
Changes in operating assets and liabili-
 ties:
    Decrease in accounts receivable........       64,793    134,429      14,160
    (Increase) decrease in other accounts
     receivable............................       (7,931)   (46,638)     (4,913)
    (Increase) in inventories..............      101,051    111,599      11,756
    Decrease in other accounts payable and
     accrued expenses......................     (495,116)  (356,095)    (37,510)
                                             -----------  ---------  ----------
      Resources generated by operating ac-
       tivities............................      161,339     96,283      10,142
                                             -----------  ---------  ----------
Financing activities:
  Bank loans...............................      (35,621)  (536,061)    (56,467)
  Long-term debt, net......................      (65,294)   524,593      55,259
  Increase in capital......................    1,978,199        --          --
                                             -----------  ---------  ----------
      Resources generated by (used in) fi-
       nancing activities..................    1,877,284    (11,468)     (1,208)
                                             -----------  ---------  ----------
Investing activities:
  Property, plant and equipment, net.......     (179,292)  (220,818)    (23,261)
  Investment in subsidiaries...............   (1,978,199)       --          --
  Other assets.............................       (2,289)  (110,494)    (11,639)
                                             -----------  ---------  ----------
      Resources used in investing activi-
       ties................................   (2,159,780)  (331,312)    (34,900)
                                             -----------  ---------  ----------
Decrease in cash and temporary
 investments...............................     (121,157)  (246,497)    (25,966)
Cash and temporary investments at beginning
 of the period.............................      852,249    735,444      77,470
                                             -----------  ---------  ----------
Cash and temporary investments at end of
 the period................................  $   731,092  $ 488,947  US$ 51,504
                                             ===========  =========  ==========

    The accompanying notes are an integral part of these unaudited condensed financial statements.

                       CORPORACION DURANGO, S.A. DE C.V.

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

              For the three months ended March 31, 2000 and 2001
   (In thousands of Mexican Pesos in purchasing power as of March 31, 2001)

1. Basis of Presentation

  The interim consolidated financial statements of Corporacion Durango, S.A. de C.V. (the "Company") and its consolidated subsidiaries (the "Company"), as of March 31, 2000 and 2001, and for the three months ended March 31, 2000 and 2001, are unaudited. In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included therein. The results of interim periods are not necessarily indicative of results for the entire year.

  For purposes of these interim consolidated financial statements, certain information and disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These unaudited statements should be read in conjunction with the Company's consolidated and audited financial statements and notes thereto for the years ended December 31, 1998 1999 and 2000 ("the audited annual financial statements").

  Convenience translation

  United States dollar amounts shown in the interim financial statements have been included solely for the convenience of the reader and are translated from Mexican Pesos, as a matter of arithmetic computation only, at an exchange rate of Ps 9.4933 per U.S. dollar, the interbank free market exchange rate as reported by Banco Nacional de Mexico, S.A. as of March 31, 2001. Translations herein should not be construed as a representation that Mexican Peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

2. Effects of Inflation on the Financial Statements

  The interim consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10 and Bulletin B-15, as described in the audited annual financial statements. The consolidated financial statements for the three months ended March 31, 2000 of Mexican subsidiaries have been restated to pesos as of March 31, 2001 by applying the restatement factor to March 31, 2000 of 1.0717%. The inflation factor is derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico (the Central Bank of Mexico). The consolidated financial statements for the three months ended March 31, 2000 and 2001, of foreign subsidiaries have been restated to pesos as of as of March 31, 2001, by applying to the three months foreign currency balances the changes in General Consumer Price Index ("GCPI") of the foreign country in which the subsidiary operates and then applying the exchange rate as of the March 31, 2001.

3. Inventories

  At March 31, inventories consist of:

                                                            2000        2001
                                                         ----------  ----------
   Finished products.................................... $  755,927  $  680,665
   Work in process......................................     49,008      60,602
   Raw materials........................................    523,873     585,116
   Direct materials and spare parts.....................    367,044     394,698
   Molds and dies, net..................................     46,234      47,437
   Merchandise in transit...............................    234,665     267,753
   Advanced payments to suppliers.......................    102,735      89,447
   Others...............................................     29,438      29,324
   Less--Allowance for obsolecense......................    (46,983)    (39,206)
                                                         ----------  ----------
                                                         $2,061,941  $2,115,836
                                                         ==========  ==========

                       CORPORACION DURANGO, S.A. DE C.V.

              For the three months ended March 31, 2000 and 2001
   (In thousands of Mexican Pesos in purchasing power as of March 31, 2001)


4. Notes Payable and Long-Term Debt Securities

  At the beginning of the year 2001, the Company finalized a series of financial negotiations to restructure a portion of its debts and as a result, a significant part of the debt was transferred from short to long-term. The negotiations consisted of the following:

  a) In February 2001, the Company made a public offering of Yankee bonds amounting to US$180 million maturing on August 1, 2006 bearing an annual interest rate of 13 1/8% payable semiannually in February and August (the "Senior Notes 2006"). The proceeds received from Senior Notes 2006 were used to pay some of the indebtedness outstanding at December 31, 2000. A total of US$111.2 million were utilized to pay early some of the bondholders of the GIDUSA US$150 million Yankee bond maturing on July 15, 2001. Some of the bondholders elected not to accept the offer for the anticipated payment. As a result, the Company deposited US$43.5 million in a trust that represents the funds necessary to liquidate the principal and interest of the bonds at its original maturity date.

  b) In addition, the Company used the remaining net proceeds from the Senior Notes 2006 to pay two short-term loans totaling US$30 million (US$22 million with Banamex and the US$8 million with The Chase Manhattan Bank).

  c) In early 2001, the Company renegotiated two short-term loans with Banamex totaling US$94 million. Pursuant to the new agreement, the new loans bear an annual interest rate of LIBOR plus 2.80% with quarterly payments and are due on 2005. In addition, the Company has bank loans with California Commerce Bank of US$15 million which mature in 2002, 2003 and 2004 and have average interest rates of LIBOR + 3.25%.

  d) Our subsidiary, Durango Paper Company has a Ps 489.9 million (US$51.6 million) of indebtedness to Bank of America at March 31, 2001, as part of a US$36.6 million revolving and US$15 million term facility. This facility matures in January 2004 and has an interest rate of LIBOR + 3.5%. The Bank of America loan is secured by a pledge of substantially all of the physical assets of the Durango Paper Company.

  e) In January 2001, the Company paid a loan in the amount of US$35 million with The Chase Manhattan Bank.

5. Commitments and Contingencies

  At March 31, 2001, the Company did not have any additional significant commitments or contingencies other than those that have been disclosed in the annual consolidated financial statements as of December 31, 2000.

6. Capital Stock

  As of March 31, 2001, the Company's capital stock consists of:

                                                               Capital Stock
                                                           Authorized and Issued
                                                           ---------------------
                                                             Shares     Amount
                                                           ---------- ----------
      Series A shares.....................................  9,128,689 $  301,816
      Series BI shares.................................... 20,018,465    816,000
      Series BII shares................................... 19,233,426    784,000
                                                           ---------- ----------
                                                           48,380,580 $1,901,816
                                                           ========== ==========

                       CORPORACION DURANGO, S.A. DE C.V.

              For the three months ended March 31, 2000 and 2001
   (In thousands of Mexican Pesos in purchasing power as of March 31, 2001)

7. Deferred Taxes

  Beginning on January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-sharing", issued by the Mexican Institute of Public Accountants ("MIPA"). As a result of the foregoing, for recognition of deferred income tax, the Company switched from the partial liability method to the comprehensive assets and liability method, which consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the date of the financial statements.

8. Segment Data

  The table below presents information by segment for the three months ended March 31, 2001:

                                                                  Operating
                                                                    income
                                                                    (loss)
                                                                    before
Depreciation
                             Sales to                            depreciation
 and      Operating
                              third    Intersegment                  and
amortization  income
                             parties      sales     Total sales  amortization
expense     (loss)
                            ---------- ------------ -----------  ------------
------------ ---------
   2000:
   Packaging............... $1,344,853  $   16,827  $ 1,361,680    $221,005
$ 28,833   $192,172
   Paper...................  1,427,698   1,072,017    2,499,715     194,840
 80,057    114,783
   Other...................    130,477      14,547      145,024      29,219
  7,512     21,707
   Eliminations............             (1,103,391)  (1,103,391)      7,631
             7,631
                            ----------  ----------  -----------    --------
--------   --------
   Consolidated Total...... $2,903,028  $      --   $ 2,903,028    $452,695
$116,402   $336,293
                            ==========  ==========  ===========    ========
========   ========
   2001:
   Packaging............... $1,271,306  $   19,861  $ 1,291,167    $183,361
$ 25,392   $157,969
   Paper...................  1,253,899   1,100,864    2,354,763     202,823
 85,247    117,576
   Other...................     62,480      11,629       74,109       7,866
  4,210      3,656
   Eliminations............             (1,132,354)  (1,132,354)     (2,758)
            (2,758)
                            ----------  ----------  -----------    --------
--------   --------
   Consolidated Total...... $2,587,685  $      --   $ 2,587,685    $391,292
$114,849   $276,443
                            ==========  ==========  ===========    ========
========   ========

9. Subsequent Events

  1) On April 26, 2001, the Company temporarily shut down one of its mills in Atenquique, Jalisco. During 2000, the plant represented 0.7% of third party sales and 1% of operating income. Based on current negotiations with the labor union, the Company expects the mill to reopen by the third quarter of 2001.

  2) In May 2001, the Company negotiated the sale of non-strategic assets of its subsidiary Durango Paper Company receiving net proceeds of US$27.2 million. As a result, the Company recognized a US$1.0 milion gain on the disposition.

  3) In May 2001, the Company refinanced a US$15.0 million bank loan with California Commerce Bank which will mature in 2002, 2003, and 2004 and have an average interest rate of LIBOR +3.25%.


10. Reconciliation between Mexican and U.S. GAAP


  The Company's interim condensed consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. For a full description of the

                       CORPORACION DURANGO, S.A. DE C.V.

              For the three months ended March 31, 2000 and 2001
   (In thousands of Mexican Pesos in purchasing power as of March 31, 2001)

differences between Mexican and U.S. GAAP refer to the Company's combined and consolidated financial statements for the years ended December 31, 1998, 1999 and 2000, included elsewhere in the Prospectus. As disclosed in Note 19 to the annual financial statements, during the three month period ended March 31, 2001, the Company early extinguished its previously outstanding US$150 million bonds due 2001. Under Mexican GAAP, the Company capitalized the consent fee totaling Ps 29,487 paid to the US$ 150 million bondholders, and plans to amortize such amount over the term of the new US$180 million Senior Notes due 2006, which were issued simultaneously. Under U.S. GAAP, this consent fee would be recognized in earnings immediately and considered as part of the cost of extinguishing the US$150 million bonds. In addition, under U.S. GAAP, the loss on extinguishment of the US$150 million bonds (which includes the consent fee) would have totaled Ps 19,167, net of related tax benefit of Ps 10,320 and would have been reflected as an extraordinary item in the consolidated income statement.

                          GILMAN PULP AND PAPER GROUP

                         Combined Financial Statements

                               December 17, 1999
                  (With Independent Auditors' Report Thereon)

                       INDEPENDENT AUDITORS' REPORT


The Boards of Directors


Durango Paper Company


  We have audited the accompanying combined statement of net assets of Gilman Pulp and Paper Group (the "Group") as of December 17, 1999, and the related combined statements of revenue and expenses, changes in net assets, and cash flows for the eleven months and seventeen days then ended. These combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these combined financial statements.


  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.


  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Gilman Pulp and Paper Group as of December 17, 1999, their revenue and expenses and their cash flows for the eleven months and seventeen days then ended in conformity with accounting principles generally accepted in the United States of America.


                                          /s/ KPMG LLP


Miami, Florida


August 25, 2000

                          GILMAN PULP AND PAPER GROUP

                        COMBINED STATEMENT OF NET ASSETS

                               December 17, 1999
                         (in thousands of U.S. Dollars)

                                ASSETS
Current Assets:
  Trade accounts receivable, net...................................... $ 27,333
  Other accounts receivable...........................................      138
  Inventories, net....................................................   41,784
  Consumable supplies.................................................    7,205
  Other prepaid expenses..............................................      332
                                                                       --------
    Total current assets..............................................   76,792
  Property, plant and equipment, net..................................   51,312
  Prepaid pension cost................................................    8,063
                                                                       --------
                                                                       $136,167
                                                                       --------
                             LIABILITIES
Current Liabilities:
  Trade accounts payable.............................................. $ 14,692
  Accrued liabilities.................................................    7,975
                                                                       --------
    Total liabilities.................................................   22,667
Commitments and contingencies.........................................      --
                                                                       --------
    Net assets........................................................ $113,500
                                                                       ========


            See accompanying notes to combined financial statements.

                          GILMAN PULP AND PAPER GROUP

                   COMBINED STATEMENT OF REVENUE AND EXPENSES

            Eleven months and seventeen days ended December 17, 1999
                         (in thousands of U.S. Dollars)

Net sales........................................................... $ 348,606
Cost of goods sold:
  Product and conversion costs......................................   342,178
  Depreciation and amortization.....................................     3,141
                                                                     ---------
                                                                       345,319
                                                                     ---------
    Gross profit....................................................     3,287
Selling, general and administrative expenses........................    14,996
Impairment charges..................................................   135,363
                                                                     ---------
    Operating loss..................................................  (147,072)
Other (income) expenses, net:
  Management fee....................................................       950
  Interest expense..................................................     3,278
  Other.............................................................      (173)
                                                                     ---------
                                                                         4,055
                                                                     ---------
    Excess of expenses over revenue before income tax benefit.......  (151,127)
Income tax benefit..................................................    29,097
                                                                     ---------
    Excess of expenses over revenue................................. $(122,030)
                                                                     =========


            See accompanying notes to combined financial statements.

                          GILMAN PULP AND PAPER GROUP

                  COMBINED STATEMENT OF CHANGES IN NET ASSETS

            Eleven months and seventeen days ended December 17, 1999
                         (in thousands of U.S. Dollars)

Balance at January 1, 1999.........................................  $ 212,232
Excess of expenses over revenue for the eleven months and seventeen
 days ended December 17, 1999......................................   (122,030)
Net cash advances, allocated costs, assets retained, and other
 transferred to/from seller........................................     23,298
                                                                     ---------
Balance at December 17, 1999.......................................  $ 113,500
                                                                     =========



            See accompanying notes to combined financial statements.

                          GILMAN PULP AND PAPER GROUP

                        COMBINED STATEMENT OF CASH FLOWS

            Eleven months and seventeen days ended December 17, 1999
                         (in thousands of U.S. Dollars)

Cash flows from operating activities:
  Excess of expenses over revenue.................................. $(122,030)
Adjustments to reconcile excess of expenses over revenue to net cash provided (used in) operating activities:
  Depreciation and amortization....................................     3,141
  LIFO reserve.....................................................     1,696
  Impairment charges...............................................   135,363
  Deferred income taxes............................................   (29,097)
  Allowance for doubtful accounts..................................       796
  Pension and postretirement plans.................................    (2,013)
  Net changes in operating accounts:
    Trade accounts receivable......................................     2,459
    Other accounts receivable......................................     1,986
    Inventories....................................................     8,557
    Consumable supplies............................................     1,159
    Prepaid expenses and others....................................       466
    Trade accounts payable.........................................     3,400
    Accrued liabilities............................................    (1,501)
                                                                    ---------
      Net cash provided by operating activities....................     4,382
                                                                    ---------
Cash flows from investing activities:
  Capital expenditures.............................................   (28,701)
                                                                    ---------
      Net cash used in investing activities........................   (28,701)
Cash flows from financing activities:
  Repayment of notes payable.......................................      (437)
  Net cash advances, allocated costs and others to/from seller.....    23,298
                                                                    ---------
      Net cash provided by financing activities....................    22,861
                                                                    ---------
Net decrease in cash and cash equivalents..........................    (1,458)
Cash and cash equivalents at January 1, 1999.......................     1,458
                                                                    ---------
Cash and cash equivalents at December 17, 1999..................... $     --
                                                                    ---------
Supplementary Information:
  Cash paid during the period for:
    Interest expense............................................... $   3,278
    Income taxes...................................................       507
                                                                    =========

            See accompanying notes to combined financial statements.

                          GILMAN PULP AND PAPER GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)

(1) Business and Organizational History

  (a) Organizational History

  The Gilman Pulp and Paper Group (the "Group") includes the following companies: Gilman Paper Company, Converting Corporation, Converting LLC (a wholly owned subsidiary of Converting Corporation), Gilman Sales Company (a wholly owned subsidiary of Gilman Paper Company) and the membership interest of St. Marys Railroad LLC. The Gilman Pulp and Paper Group was owned by Gilman Investment Company ("GIC") until January 14, 1999.

  On January 14, 1999, GIC and its subsidiaries underwent a series of mergers, reorganizations and related transactions (collectively "the Mergers"). As a result of the Mergers, HG Estate LLC ("HG" and successor to GIC) became the sole owner of the Group, which, previous to that date did not have a separate legal existence. The restructuring transactions were accounted for as transactions among commonly controlled entities, and accordingly, the carrying values of the assets and liabilities were unchanged as a result of the restructuring. These transactions were not considered to be part of a business combination.

  A brief description of the entities comprising the group follows:

  Gilman Paper Company (a Georgia Corporation, which became operational January 14, 1999) and subsidiary which has the following divisions:

  .  Pulp and paper mill in St. Marys, Georgia ("St. Marys Kraft" division);

  .  Sales force operations; and

  . Wood yards utilized exclusively by St. Marys Kraft for wood procurement and transportation.

  Converting Corporation (a New York Corporation, which owns Converting LLC, a single member LLC which became operational January 14, 1999), which has the following divisions:

  .  Paper converting operations in Georgia manufacturing multiwall bags;

  .  Paper converting operations in Tennessee; and

  . Paper converting operations in Pennsylvania manufacturing computer and office forms.

  St. Marys Railroad LLC (a wholly owned subsidiary of St. Marys Railroad Corporation, which became operational January 14, 1999) operates the short-line railroad division connecting the pulp and paper mill to the nearest interconnecting rail-line.

  The Group sells its products primarily to industrial users such as converters, printers, food and industrial products companies and office products wholesalers. During the last three years the Group has incurred operating losses, and the working capital to sustain its operations was provided by or obtained through GIC and HG.

  (b) Stock Purchase Agreement

  On December 9, 1999, HG Estate LLC, St. Marys Railroad Corporation, and W.O. Corporation (the "Sellers") entered into a stock purchase agreement (the "Agreement") with Durango Paper Company (the "Buyer") to sell all of the outstanding common stock of the Group as of December 17, 1999. The Agreement

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)

stipulated that all assets and liabilities of the Group should be transferred to the Buyer, except that all intercompany receivables and payables should have been settled, and the available cash balances of the Group would be distributed to HG Estate LLC, prior to the consummation of the transaction. The accompanying balance sheet as of December 17, 1999 contains all assets and liabilities of the Gilman Pulp and Paper Group, as existing as of that date.

  The purchase price of the net assets transferred was $113,500, of which $89,000 was paid in cash and a $24,500 subordinated note, bearing interest at 10 percent per annum, payable by the Buyer on December 17, 2004.

  The working capital required to sustain future operations of the Group will be provided by the Buyer.

  (c) Impairment Charges

  As further described in note 1(a) above, on January 14, 1999 the Group's holding company effected a restructuring of its holdings, including the entities constituting the Gilman Pulp and Paper Group, as part of its plan to realize value from its holdings following the death of its principal stockholder in early 1998. The representatives of the Estate engaged financial advisers in 1999 and a bidding process took place, culminating in the sale of the Group as discussed above. Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Group considers continued operating losses and significant and long-term changes in industry conditions to be factors in the impairment of the carrying value of the long-lived assets of its pulp and paper products segments. As such, the carrying values of the long-lived assets of the paper mill were written down to an estimate of their fair value based on contemporaneous estimates. The resulting adjustment of approximately $135 million was recorded in January, 1999, upon management's decision to dispose of the assets.

  The impairment charge is the difference between the net book value of the pulp and paper products segment's property, plant and equipment, and the fair value thus established.

(2) Basis of Presentation

  The accompanying combined financial statements present, on a historical basis, the combined statements of net assets, revenue and expenses and cash flows of the Gilman Pulp and Paper Group. The Group was part of Gilman Investment Company in 1999 and prior, and does not have a separate legal status or existence. The Group's results of operations have historically been commingled with those of Gilman Investment Company through January 14, 1999, and subsequently as subsidiaries of HG Estate LLC. These statements are presented as if the Group had existed as a separate entity during the period presented. Because certain intercompany assets and liabilities have been either eliminated against net assets or assumed by the Seller, the accompanying combined financial statements are not intended to be a complete presentation of the assets, liabilities, or cash flows of the Gilman Pulp and Paper Group on a stand-alone basis.

  The accompanying combined statement of net assets reflect those assets and liabilities of the Gilman Paper Company, Converting Corporation and St. Marys Railroad LLC at the date of the Agreement, and include assets and liabilities relating to the pension plan and postretirement benefit plan specifically assumed by the Buyer. Further, deferred income taxes specifically attributable to such assets and liabilities have also been included in the accompanying combined financial statements.

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)


  The entities are being combined by reason of common ownership. All significant intercompany/interdivision balances and transactions have been eliminated and excluded in the combination.

(3) Summary of Significant Accounting Policies

  A summary of the significant accounting policies used in the preparation of the accompanying combined financial statements follows:

  (a) Trade Accounts Receivable and Revenue Recognition

  Trade accounts receivable result primarily from sales made to Group customers, such as converters, printers, food and industrial products companies and office product wholesalers. Revenue is recognized upon shipment to customers. Trade accounts receivable are recorded net of the related allowance for doubtful accounts and estimated rebates based on sales volume, if any.

  Management evaluates current information and events regarding the customer's ability to repay their obligations and considers accounts receivable to be impaired when it is probable that the Group will be unable to collect all amounts due from the related sale. At that time, management records an allowance for doubtful accounts for the specific receivables deemed not collectible. As of December 17, 1999, the allowance for doubtful accounts amounted to $1,216.

  The Group enters into contractual agreements with its customers for rebates and/or discounts based on quantity volume on certain products. Such amounts are recorded on the accrual basis as a deduction from gross sales and trade accounts receivable.

  (b) Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method for all inventories. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

  (c) Supplies and Spare Parts

  Supplies and spare parts are carried at average cost. The Group classifies consumables as current assets and replacement parts for plant machinery and equipment as long-lived assets. Provision for obsolete and slow moving spare parts is based on management's analysis of the future usage of specific parts.

  (d) Property, Plant and Equipment

  Property, plant and equipment are stated at cost after the effect of impairment charges on the paper mill assets [see notes 1(c) and 3(i)]. Depreciation on plant, machinery and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

                                                                           Years
                                                                           -----
   Buildings and improvements............................................. 20-40
   Machinery and equipment................................................ 10-16
   Vehicles...............................................................  3-5
   Computers and others...................................................  6-8
   Replacement parts......................................................   --

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)

  Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the useful live or increase the capacity of machinery and equipment, are capitalized and depreciated at applicable straight-line rates.

  (e) Income Taxes

  Income taxes are accounted for under the asset and liability method as if the Group filed a separate return. Deferred taxes and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (f) Employee Benefit Plans

  The Group has a noncontributory qualified pension plan covering substantially all of their hourly employees. The benefit formulas for the hourly employees are based on years of service and compensation.

  The Group has a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Pursuant to terms of the plan, eligible salaried employees can defer a portion of their income through contributions to the plan and the Group will match a percentage of the participant's contribution, subject to Internal Revenue Services, limitations.

  (g) Prepaid Pension Costs

  Represents the excess of the fair value of the Group's pension plan assets for hourly employees over the plans' obligations. These amounts are being included among the assets sold. The amounts may not be retrieved in cash, but the excess may be amortized as future contributions are required.

  (h) Concentration of Credit Risk

  Financial instruments, as defined by Statement of Financial Accounting Standards No. 105, which potentially subject the Group to concentrations of risk, consist principally of trade accounts receivable. The Group manages the credit risk by selling primarily to well-established companies, performing ongoing credit evaluations and making frequent contact with customers.

  (i) Impairment of Long-Lived Assets

  As stated above, the Group accounts for long-lived assets in accordance with the provisions of the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Live Assets to be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison to the best evidence available of fair value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets.

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)

  (j) Fair Value of Financial Instruments

  The carrying amounts of cash and cash equivalents, accounts receivable, other assets and accounts payable and accrued liabilities are equal or approximate fair value because of the short maturity of these instruments.

  (k) Use of Estimates

  Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (l) Commitments and Contingencies

  The Group's past and present operations include activities which are subject to federal, state and local environmental regulations and requirements, particularly relating to air and water quality. The Group may face potential environmental liability as a result of violations of permit terms and similar authorizations that may have occurred from time to time at its facilities. The Group may face potential liability for response or remediation costs at various sites with respect to which the Group have received notice that it may be a potentially responsible party ("PRP"), as well as contamination of certain of the Group's owned properties, concerning hazardous substance contamination.

  Pursuant to the Agreement, liabilities with respect to environmental matters arising after the closing date are the responsibility of the Group.

  (m) New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which will become effective for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The effective date of SFAS No. 133 has been delayed for fiscal years beginning after June 15, 2000. Management believes that the adoption of SFAS No. 133 will not have a material impact on the Group's combined net assets, results of operations or liquidity.

(4) Inventories, Net

  Inventory cost is determined using the last-in, first-out (LIFO) method. Inventories would have been $12,505 greater at December 17, 1999, had the average cost method (which for finished goods approximates selling prices) been used. In addition, net loss would have decreased by $1,696 for the eleven months and seventeen days ended December 17, 1999.

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)


  As of December 17, 1999, inventories consisted of the following:

   Finished goods....................................................... $35,892
   Raw materials........................................................  16,964
   Work in process......................................................   1,433
                                                                         -------
     Subtotal...........................................................  54,289
   Less LIFO reserve....................................................  12,505
                                                                         -------
   Total inventories, net............................................... $41,784
                                                                         =======

(5) Property, Plant and Equipment, Net

  As of December 17, 1999, property, plant and equipment consisted of the following:

   Land............................................................. $  2,012
   Buildings, plant, machinery, equipment, vehicles and replacement
    parts...........................................................   75,054
   Construction in progress.........................................    6,146
                                                                     --------
                                                                       83,212
   Less accumulated depreciation and amortization...................  (31,900)
                                                                     --------
     Net property, plant and equipment.............................. $ 51,312
                                                                     ========

(6) Income Taxes

  Income tax benefit for the eleven months and seventeen days ended December 17, 1999, consists of the following:

   Current--federal and state........................................ $    --
   Deferred--federal and state.......................................  (29,097)
                                                                      --------
     Total income tax benefits....................................... $(29,097)
                                                                      ========

  The actual income tax benefit differs from the "expected" income tax benefit for the eleven months and seventeen days ended December 17, 1999 (computed by applying the United States federal corporate tax rate of 34 percent to
(loss)/earnings before income taxes) as follows:

   Computed "expected" income tax benefit............................ $(51,383)
   State and local income taxes, net of federal benefit..............   (7,463)
   Change in valuation allowance.....................................   29,539
   Other.............................................................      210
                                                                      --------
     Total........................................................... $(29,097)
                                                                      ========

  The deferred tax liabilities of $29,097 at December 31, 1998 were eliminated as a result of the impairment charge discussed elsewhere. At December 17, 1999 the Group had no net deferred tax assets or liabilities. Temporary differences between combined financial statement carrying amounts and tax bases of assets and

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)

liabilities that give rise to significant portions of the deferred tax assets and liabilities at December 17, 1999 are as follows:

   Deferred tax assets:
     Plant and equipment.............................................. $ 10,815
     Supplies and spare parts.........................................    3,203
     Vacation accrual.................................................    2,313
     Sale/leaseback...................................................    3,889
     Allowance for doubtful accounts..................................      690
     Net operating loss...............................................   11,646
                                                                       --------
     Total gross deferred tax assets..................................   32,556
       Less valuation allowance.......................................  (29,539)
                                                                       --------
     Net deferred tax assets..........................................    3,017
   Deferred tax liabilities:
     Prepaid pension cost.............................................    3,017
                                                                       --------
     Total gross deferred tax liabilities.............................    3,017
                                                                       --------
       Net deferred taxes ............................................ $    --
                                                                       ========

  The valuation allowance at December 17, 1999 was $29,539. This valuation allowance increased by $29,539 from the year ended December 31, 1998. This increase is due to the uncertainty as to the realizability of the deferred tax assets.

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)


(7) Employee Benefit Plans

  The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the eleven months and seventeen days ended December 17, 1999, and a statement of the funded status as of December 17, 1999:

                                                                  Qualified plan
                                                                     pension
                                                                     benefits
                                                                  --------------
   Reconciliation of benefit obligation:
     Obligation at January 1, 1999...............................    $41,938
     Service cost................................................        727
     Interest cost...............................................      2,791
     Plan amendments.............................................         40
     Actuarial loss..............................................        790
     Benefits and other transfers................................     (2,571)
                                                                     -------
     Obligation at December 17, 1999.............................    $43,715
                                                                     -------
   Reconciliation of fair value of plan assets:
     Fair value at January 1, 1999...............................    $50,952
     Actual return on plan assets................................      5,374
     Employer contributions......................................        473
     Benefit payments............................................     (2,571)
                                                                     -------
     Fair value at December 17, 1999.............................    $54,227
                                                                     -------
   Funded status:
     Funded status at December 17, 1999..........................    $10,513
     Unrecognized transition obligation..........................     (1,654)
     Unrecognized prior service cost.............................      1,434
     Unrecognized gain...........................................     (2,230)
                                                                     -------
   Net amount recognized--asset at December 17, 1999.............    $ 8,063
                                                                     =======

  The following table provides the amounts recognized in the statement of net assets as of December 17, 1999.

   Prepaid benefit cost................................................. $8,063
   Accrued benefit liability............................................    --
                                                                         ------
     Net amount recognized--asset....................................... $8,063
                                                                         ======

  Assets for the qualified plan consist principally of high-grade marketable equity securities, corporate bonds and U.S. Government obligations.

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)


  Components of net periodic benefit cost for the period of eleven months and seventeen days ended December 17, 1999 are as follows:

                                                                 Qualified plan
                                                                    pension
                                                                    benefits
                                                                 --------------
   Service cost................................................     $   727
   Interest cost...............................................       2,791
   Expected return on plan assets..............................      (4,329)
   Amortization of unrecognized prior service cost.............         224
   Amortization of the net unrecognized obligation or net asset
    existing at date of initial application of SFAS No. 87.....        (494)
                                                                    -------
                                                                    $(1,081)
                                                                    =======

  Significant plan assumptions for 1999 are as follows:

   Expected long-term rate of return on plan assets..................... 9.00%
                                                                         ----
   Weighted average discount rate for year-end funded status of all benefits and postretirement benefit costs........................... 7.00%
                                                                         ----

(8) Other Commitments and Contingencies

  (a) Environmental Commitments

  Pursuant to the Agreement, liabilities with respect to environmental matters arising prior to the closing date are the responsibility of the Seller, except for the first $1.5 million of indemnified onsite location environmental losses (as defined), and except for the commitment related to the cluster rules (environmental standards that are to be complied with by the Group), which originally amounted to approximately $32 million, of which the Seller paid $10 million prior to December 17, 1999. The remaining amount of the commitment is guaranteed by Durango Paper Company, with the Sellers providing financing in the amount of $18.1 million, to be repaid $12.1 million in 2002 and the balance in 2003.

  (b) Operating Leases

  The Group conducts a portion of its operations in leased facilities and leases certain equipment and vehicles under operating leases expiring at various dates through 2005. Certain of the leases contain escalation clauses for payments of expenses over base rent.

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)


  The approximate minimum annual rental commitments under operating leases are as follows:

   Year ended December 31,
   -----------------------
   1999 (December 18-December 31)...................................... $    56
   2000................................................................   1,323
   2001................................................................   1,153
   2002................................................................   1,129
   2003................................................................   1,361
   2004 and thereafter.................................................   5,716
                                                                        -------
   Total minimum payments.............................................. $10,738
                                                                        =======

  Net annual rental expense for the eleven months and seventeen days ended December 17, 1999 was approximately $1,290.

  (c) Wood Chips Supply Agreement

  The Group has entered into a three year commitment (automatically renewable for a period of three years unless terminated by either party to the agreement) to obtain a minimum amount of wood chips at specified prices directly from specific sawmills ("Supply Agreement"). Pursuant to the Supply Agreement, the minimum amounts and prices have been established for the year ended December 31, 2000 as follows: approximately 650,000 standard short tons of de-barked chips at a price as defined in the Supply Agreement and to be shipped at the rate of approximately 13,000 tons per week. Minimum purchases and prices under the Supply Agreement for the years subsequent to 2000 have not yet been determined.

  (d) Other Supply Agreements

  The Group has entered into commitments to obtain logs, paper and chemicals through various short-term, market-based pricing contracts. The Group has also entered into an agreement to purchase sludge pressing services and requiring the Group to purchase all of the energy produced by an on-site independent power producer, once the power plant becomes operational.

  (e) Employee Benefits Agreement

  The Group entered into an employee benefits transition services agreement ("Benefits Agreement") with the Sellers. The Sellers agree that the Group will become participating employers in their existing employee benefit plans related to pension plans, saving plans, welfare plans, and converting health plans (collectively "Plans"). Employees continued to participate in such plans on the same terms and conditions in effect as of the Closing Date through May 17, 2000.

  The Group continued to be liable for all costs associated with the continued coverage pursuant to the terms and conditions contained in the Benefits Agreement. The third-party cost and internal cost were approximately $1,000 per month.

  (f) Severance Benefits

  Pursuant to the Agreement, Sellers shall indemnify and hold harmless the Group from and against all liabilities which may arise due to a termination of employment on or prior to the Closing Date and those

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)

"Severance Liabilities" (liabilities described in the Gilman Paper Company severance plan agreement ("Severance Plan") or as described in the applicable collective bargaining agreement) incurred by Buyer and its affiliates with respect to an aggregate of not more than 250 employees of the purchased companies prior to the first anniversary date of the Closing Date and for not more than 300 employees (including the previous 250 employees) prior to the second anniversary of the Closing Date.

  Pursuant to the Severance Plan, in the event of termination, participants of the Severance Plan will be eligible to receive severance benefits as follows:
(i) for participants employed with employer for one year or more, one week's annual base salary for each year of participant's active employment with employer; and (ii) for participants employed for three years or more, an additional three months' annual base salary. For purposes of the Severance Plan, annual base salary is determined at Closing Date.

  The accompanying combined financial statements do not reflect any liability in connection with severance benefits as management does not expect to incur any expenditures in excess of Seller's commitment.

  (g) Collective Bargaining Agreements

  Certain collective bargaining agreements covering employees of the Group have expired; however the Group and the employees have continued to operate, as if the agreements were still in place. The agreements were renegotiated and accepted on August 10, 2000.

  (h) Administration Services Agreement

  The Group has entered into a Administration Services Agreement ("Services Agreement") to continue providing accounting, procurement and administrative services to certain of its woodchip suppliers for a period from the Closing Date through September 30, 2000, at cost. The services agreement was terminated by mutual consent in May, 2000.

  (i) Litigation

  The Group is party to various lawsuits in the normal course of conducting its business, which management believes will not have a material effect on the financial condition of the Group.

  Pursuant to the Agreement, and subject to certain limitations, liabilities with respect to legal claims arising before the Closing Date are the responsibility of the Sellers, and those arising after the Closing Date are the responsibility of the Group.

(9) Related-Party Transactions

  The Group utilizes central purchasing and management functions for items such as payroll, accounting, treasury, computer services, purchasing, human resources, insurance and so on. These costs are allocated to each of the operating divisions of GIC using consistent methodology, and are based upon the estimated usage and headcount. Management believes that the allocation methods utilized for shared costs result in a reasonable presentation of the actual costs to provide such services, had the Group operated as an unaffiliated entity. The following is a detail of related-party transactions included in the statement of revenue and expenses:

  During 1999, one of the Group's entities, purchased $16,301 of chips and bark and $590 of logs from GIC and an affiliate, respectively. These purchases were discontinued after December 17, 1999, as a result of the sale of the Group.

                          GILMAN PULP AND PAPER GROUP

                               December 17, 1999
                  (all amounts in thousands of U.S. Dollars)


  The Group also purchased $595 of logs in 1999 from Deerfield Timber Investors, Inc., a company owned by affiliates of GIC.

  In 1999, selling and administrative charges amounting to $13,427 were allocated by GIC to the Group's entities.

  Administrative wood procurement and other costs of one of the Group's entities, amounting to approximately $2,090, were allocated to GIC during 1999. Management believes that the charge to GIC for wood procurement services would have been approximately $800 each year if the Group had been on a stand-alone basis. The allocation practice was discontinued after December 17, 1999.

  Transportation charges related to chips and bark from GIC, which amounted to $927, were allocated to one of the Group's entities in 1999.

  One of the Group's entities was charged $308 for warehouse rental charges by GIC in 1999.

  Management fees amounting to $950 represent special non-recurring charges associated with the restructuring of the Group, primarily professional fees and executive management allocated salaries.

(10) Segment Information

  The Group's reportable segments are strategic business units that offer different products and services through a vertically integrated strategy. The Group has three reportable segments: pulp and paper products, converting products and railroad operations. The pulp and paper segment manufactures, markets and sells rolls of paper for industrial applications and use in converting operations, including its own. The converting products segment buy products from the pulp and paper segment and designs, manufactures, markets and sells industrial and consumer products that have gone through a conversion process. The railroad operation connects the pulp and paper facilities to the nearest interconnecting railway.

  The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies.

                          GILMAN PULP AND PAPER GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                               December 17, 1999
                   (all amounts in thousands of U.S. Dollars)


  The following is information related to the various segments:

   Net sales:
     Pulp and paper products........................................ $ 249,897
     Converting products............................................    96,481
     Railroad operations............................................     2,228
                                                                     ---------
       Total........................................................ $ 348,606
                                                                     =========
   Intersegment sales:
     Pulp and paper products........................................ $  42,049
     Converting products............................................       --
     Railroad operations............................................     2,417
                                                                     ---------
       Total........................................................ $  44,466
                                                                     =========
   Gross profit (loss):
     Pulp and paper products........................................ $      88
     Converting products............................................     4,549
     Railroad operations............................................    (1,350)
                                                                     ---------
       Total........................................................ $   3,287
                                                                     =========
   Operating losses:
     Pulp and paper products........................................ $(145,040)
     Converting products............................................      (918)
     Railroad operations............................................    (1,114)
                                                                     ---------
       Total........................................................ $(147,072)
                                                                     =========
   Excess of expenses over revenue:
     Pulp and paper products........................................ $(119,484)
     Converting products............................................    (1,432)
     Railroad operations............................................    (1,114)
                                                                     ---------
       Total........................................................ $(122,030)
                                                                     =========
   Depreciation and amortization:
     Pulp and paper products........................................ $   1,846
     Converting products............................................     1,231
     Railroad operations............................................        64
                                                                     ---------
       Total........................................................ $   3,141
                                                                     =========
   Segment assets:
     Pulp and paper products........................................ $  96,790
     Converting products............................................    37,982
     Railroad operations............................................     1,395
                                                                     ---------
       Total........................................................ $ 136,167
                                                                     =========
   Capital expenditures:
     Pulp and paper products (before impairment).................... $  28,195
     Converting products............................................       506
     Railroad operations............................................       --
                                                                     ---------
       Total........................................................ $  28,701
                                                                     =========

  Net sales include export sales to non-affiliated customers, and are less than 1% of total net sales.

                          GILMAN PULP AND PAPER GROUP
                   (A Division of Gilman Investment Company)

                         Combined Financial Statements

                           December 31, 1997 and 1998
            With Report of Independent Certified Public Accountants

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors


Gilman Investment Company


  We have audited the accompanying combined statements of net assets of the Gilman Pulp and Paper Group (a division of Gilman Investment Company) (the "Group"--see Note B) as of December 31, 1997 and 1998, and the related combined statements of revenues and expenses, changes in net assets and cash flows for the years then ended. These combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined net assets of the Gilman Pulp and Paper Group as of December 31, 1997 and 1998, and combined revenues and expenses, combined changes in net assets, and combined cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton


New York, New York


April 15, 1999, except for Notes A-2 and J,


 as to which the date is December
 9, 1999,


 and Note J-1, as to which the date
 is July 31, 2000.

                          GILMAN PULP AND PAPER GROUP

                       COMBINED STATEMENTS OF NET ASSETS

                                  December 31,
                         (in thousands of U.S. Dollars)


                                                           1997       1998
                                                         ---------  ---------
                         ASSETS
Cash.................................................... $   1,615  $   1,458
Trade accounts receivable (less allowance and discounts
 of $662 in 1997 and $671 in 1998)......................    31,564     30,588
Inventory, net of LIFO reserve..........................    43,871     52,037
Consumable supplies.....................................     7,808      8,364
Other receivables.......................................       --       2,124
Prepaid expenses and other..............................     1,361        798
                                                         ---------  ---------
    Total current assets................................    86,219     95,369
Property, plant and equipment
  Land..................................................     1,578      1,546
  Building and building improvements....................    14,068     14,098
  Manufacturing equipment...............................   359,101    373,461
  Vehicles, computers and other.........................     5,206      5,741
  Replacement parts for manufacturing equipment.........    10,018     10,766
  Construction in progress..............................     4,928      2,115
                                                         ---------  ---------
                                                           394,899    407,727
  Accumulated depreciation..............................  (231,715)  (246,612)
                                                         ---------  ---------
    Net fixed assets....................................   163,184    161,115
Prepaid pension costs...................................     3,117      6,509
                                                         ---------  ---------
    Total assets........................................   252,520    262,993
                                                         ---------  ---------

                      LIABILITIES
Notes payable...........................................       499        437
Trade accounts payable..................................    13,140     11,292
Accrued liabilities.....................................    11,739      9,476
                                                         ---------  ---------
    Total current liabilities...........................    25,378     21,205
Accrued postretirement benefits.........................       358        459
Deferred income taxes...................................    23,249     29,097
                                                         ---------  ---------
    Total liabilities...................................    48,985     50,761
Commitments and contingencies
                                                         ---------  ---------
Net assets.............................................. $ 203,535  $ 212,232
                                                         =========  =========

        The accompanying notes are an integral part of these statements.

                          GILMAN PULP AND PAPER GROUP

                  COMBINED STATEMENTS OF REVENUES AND EXPENSES

                            Year ended December 31,
                         (in thousands of U.S. Dollars)



                                                             1997      1998
                                                           --------  --------
Net revenues.............................................. $339,268  $340,644
Cost of goods sold
  Product and conversion costs............................  313,749   327,037
  Depreciation and amortization...........................   18,207    18,314
                                                           --------  --------
    Gross profit (loss)...................................    7,312    (4,707)
Selling, general and administrative expenses..............   14,574    14,666
Other expense (income), net...............................       85       (96)
                                                           --------  --------
    Operating loss........................................   (7,347)  (19,277)
Interest expense..........................................       44       111
                                                           --------  --------
Deficiency of revenues over expenses, before income tax
 benefit..................................................   (7,391)  (19,388)
Income tax benefit........................................   (2,809)   (7,368)
                                                           --------  --------
Deficiency of revenues over expenses...................... $ (4,582) $(12,020)
                                                           ========  ========

        The accompanying notes are an integral part of these statements.

                          GILMAN PULP AND PAPER GROUP

                  COMBINED STATEMENTS OF CHANGES IN NET ASSETS

                            Year ended December 31,
                         (in thousands of U.S. Dollars)


                                                             1997      1998
                                                           --------  --------
Balance at beginning of year.............................. $181,517  $203,535
Deficiency of revenues over expenses for the year.........   (4,582)  (12,020)
Net cash advances and allocated costs from Gilman
 Investment Company.......................................   26,600    20,717
                                                           --------  --------
Balance at end of year.................................... $203,535  $212,232
                                                           ========  ========

        The accompanying notes are an integral part of these statements.

                          GILMAN PULP AND PAPER GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                            Year ended December 31,
                         (in thousands of U.S. Dollars)


                                                              1997      1998
                                                            --------  --------
Cash flows from operating activities
 Deficiency of revenues over expenses...................... $ (4,582) $(12,020)
 Adjustments to reconcile excess (deficiency) of revenues
  over expenses to net cash used in operating activities
  Postretirement and pension accruals......................   (3,853)   (3,291)
  Depreciation and amortization............................   18,207    18,314
  Deferred income taxes....................................    4,978     5,848
  Changes in operating assets and liabilities
    Accounts receivable....................................   (3,212)      976
    Inventory..............................................   (9,979)   (8,166)
    Consumable supplies and replacement parts for
     manufacturing equipment...............................   (1,775)   (1,304)
    Other receivables......................................      --     (2,124)
    Prepaid expenses and other.............................      889       563
    Accounts payable.......................................       90    (1,848)
    Accrued expenses.......................................    1,701    (2,263)
                                                            --------  --------
 Cash flows provided by (used in) operating activities ....    2,464    (5,315)
                                                            --------  --------
Cash flows from investing activities
 Purchases of property, plant and equipment, net...........  (35,396)  (15,497)
                                                            --------  --------
Cash flows from financing activities
 Repayment of notes payable................................      (62)      (62)
 Proceeds from the sale and lease-back of production
  equipment................................................    6,852       --
 Advances provided by Gilman Investment Company, net.......   26,600    20,717
                                                            --------  --------
  Cash flows provided by financing activities..............   33,390    20,655
  Net increase (decrease) in cash..........................      458      (157)
Cash, at beginning of year.................................    1,157     1,615
                                                            --------  --------
Cash, at end of year....................................... $  1,615  $  1,458
                                                            ========  ========

        The accompanying notes are an integral part of these statements.

                          GILMAN PULP AND PAPER GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

NOTE A--Business and Organizational History

  1. Organizational History

  On January 3, 1998, the sole shareholder of Gilman Investment Company ("GIC") died. On January 14, 1999, Gilman Investment Company and its subsidiaries underwent a corporate restructuring of their operating entities through a series of mergers and related transactions (the "Restructuring"). As a result of these Restructuring transactions, the net assets of each of the operating units have been placed in separate Limited Liability Company's or C-Corporations, each of which are direct or indirect wholly-owned subsidiaries of HG Estate LLC. Prior to the Restructuring, substantially all of the operating units of the Group were wholly owned subsidiaries or divisions of
(old) Gilman Paper Company, a wholly-owned subsidiary of GIC, which, previous to that date, did not have a separate legal existence.

  The Restructuring transaction was accounted for as a transaction among commonly controlled entities, and accordingly, the carrying values operating assets and liabilities were unchanged as a result of the Restructuring.

  The Gilman Pulp and Paper Group includes the following operations:

 .  Gilman Paper Company (a Georgia Corporation, which became operational
   January 14, 1999) and its wholly-owned subsidiary, Gilman Sales Inc., have the following divisions:

    . Pulp and paper mill in St. Marys, Georgia ("St. Marys Kraft division"),

    .  Sales force operations ("Sales") and

    . Certain assets of the Timber Division of the seller, which specifically relate to the six woodyards utilized exclusively by St. Marys Kraft division for wood procurement and transportation ("Woodyard").

 . Converting Corporation (a New York corporation, which owns Converting LLC, a single member LLC which became operational January 14, 1999), which has the following divisions:

    . Paper converting operations in Georgia ("Multiwall") manufacturing multiwall bags,

    .  Paper converting operations in Tennessee ("McDowell") and

    . Paper converting operations in Pennsylvania ("Sky") manufacturing computer and office forms,

 .  St. Marys Railroad LLC (a wholly-owned subsidiary of St. Marys Railroad
   Corporation, which became operational January 14, 1999) which operates the short-line railroad division connecting the pulp and paper mill to the nearest interconnecting rail-line.

  The Gilman Pulp and Paper Group sells its products primarily to industrial users such as converters, printers, food and industrial products companies and office product wholesalers. The Group has incurred significant operating losses in 1997 through 1998. The working capital required to sustain operations of the Group was provided by GIC or HG Estate LLC through the date of the Stock Purchase Agreement, which is discussed in Note A-2.

  2. Stock Purchase Agreement

  On December 9, 1999, HG Estate LLC, St. Marys Railroad Corporation, and W.O. Corporation (the "Sellers") entered into a Stock Purchase Agreement (the "Agreement") with Durango Paper Company

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

("Durango") to sell all of the outstanding common stock of Gilman Paper Company, Converting Corporation, Converting LLC (a wholly owned subsidiary of Converting Corporation), Gilman Sales Company (a wholly owned subsidiary of Gilman Paper Company) and the membership interest of St. Marys Railroad LLC (collectively referred to as the "Group" or the "Gilman Pulp and Paper Group"). See Note J for a description of the purchase transaction.

NOTE B--Basis of Presentation

  The accompanying combined financial statements present, on a historical basis, the statements of net assets, the statements of revenues and expenses, changes in net assets, and the statements of cash flows of the Gilman Pulp and Paper Group. The Group was part of Gilman Investment Company in 1997 and 1998, and does not have a separate legal status or existence. The Group's results of operations have historically been commingled with those of Gilman Investment Company through January 14, 1999, and subsequently as part of HG Estate LLC. These statements are presented as if the Group had existed as a separate entity during the periods presented. The accompanying combined financial statements include all assets and liabilities of the Gilman Pulp and Paper Group, on a stand alone basis, as existed at the balance sheet dates presented. The intercompany balances have been intermingled with the divisional equity accounts and can not be segregated effectively. As part of the contractual requirements of the purchase agreement these intercompany balances were not acquired by the Durango Paper Company, and in fact were closed against net assets for all periods presented in the accompanying combined financial statements.

  The accompanying combined financial statements reflect those assets and liabilities of the Gilman Paper Company, Converting Corporation and St. Marys Railroad LLC at the date of the Agreement, and include assets and liabilities relating to the pension plan and postretirement benefit plan specifically assumed by Durango. Further, deferred income taxes specifically attributable to all assets and liabilities of the Group have also been included in the accompanying combined financial statements.

NOTE C--Summary of Accounting Policies

  A summary of the significant accounting policies consistently applied in the preparation of the accompanying combined financial statements follows:

  1. Principles of Combination

  The operating units of the Group are being combined by reason of common ownership. All intercompany and interdivision transactions and balances within the Group are eliminated and excluded from the accompanying statements of net assets and statements of revenues and expenses.

  2. Revenue Recognition

  Revenue is recognized upon shipment to the Group's customers. Accounts receivable are recorded at sales price, less the related allowance for doubtful accounts, if any. Management considers current information and events regarding the customer's ability to repay their obligations and considers accounts receivable to be impaired when it is probable that the Group will be unable to collect all amounts due from the related sale. At that time, management of the Group records an allowance for doubtful accounts for receivables deemed not collectible.

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

  3. Inventory

  Inventory is valued at the lower of cost or market. Cost is determined principally by the last-in, first-out (LIFO) method.

  4. Consumable Supplies and Replacement Parts for Manufacturing Equipment

  Consumable supplies and replacement parts for manufacturing equipment are carried at average cost. Replacement parts used for manufacturing equipment have been reclassified as a long-term asset. Consumable supplies are considered a current asset.

  5. Property, Plant and Equipment and Depreciation

  Property, plant and equipment are stated at cost. Depreciation has been provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated lives by the straight-line method summarized as follows:

            Building and building
             improvements.................... 20-40 years
            Manufacturing equipment.......... 10-16 years
            Vehicles, computers and other.... 3-18 years

  Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates. In 1997, the Division adopted the policy of capitalizing refurbishments, which extend the useful life or increase the capacity of machinery and equipment. Such expenditures amounted to $17,695 and $7,874 for the years ended December 31, 1997 and 1998, respectively.

  The cost and accumulated depreciation of items of property, plant and equipment retired or otherwise disposed are removed from the related accounts, and any residual values are charged or credited to other income (expense).

  The Group does not capitalize interest on construction projects, as these projects are generally of a short-term nature.

  6. Income Taxes

  The Group's results of operations have been included in the consolidated Federal income tax return filed by GIC through January 14, 1999. GIC has instructed each of its operating units to provide income tax expense (benefit) as if computed on a separate company basis pursuant to an informal tax sharing arrangement. Income tax expense (benefit) has been included in the accompanying combined financial statements at a 38% statutory rate, including 3% for state income taxes, net of the Federal tax benefit. Income taxes payable are part of the intercompany accounts with GIC, which are excluded from the net assets being presented in the accompanying combined financial statements.

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires, among other things, an asset and liability approach for financial accounting and reporting of deferred income taxes. In addition, the deferred tax liabilities and assets are required to be adjusted for the effect of any future changes in the tax law or rates.

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

Deferred income taxes arise from temporary differences resulting in the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is provided if the Company is uncertain as to the realization of deferred tax assets.

  7. Concentration of Credit or Market Risk

  Statement of Financial Accounting Standards No. 105 ("SFAS No. 105") requires the disclosure of significant concentration of credit or market risk, regardless of the degree of such risk. Financial instruments, as defined by SFAS No. 105, which potentially subject the Group and its subsidiaries to concentrations of risk, consist principally of cash and accounts receivable. The Group manages the credit risk by selling primarily to well-established companies, performing ongoing credit evaluations and making frequent contact with customers.

  Sales by the St. Marys Kraft division to two customers accounted for approximately 8% and 7% of the Group's net sales in 1997 and 1998, respectively.

  The Group maintains cash in checking and savings accounts which, at times, may exceed the Federally insured limits. The Group has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on its cash balances.

  Other receivables at December 31, 1998 principally represents the insurance recovery of fire damages at the St. Marys Kraft division Paper Machine No. 1, which was received in January 1999.

  8. Valuation of Long-Lived Assets

  The Group has adopted Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The statement requires that the Group recognize and measure impairment losses of long-lived assets and certain identifiable intangibles and value long-lived assets to be disposed of.

  The Group reviews long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group has not recorded any provision for the impairment of long-lived assets at December 31, 1997 or 1998.

  9. Disclosure About Fair Value of Financial Instruments

  Statement of Financial Accounting Standards No. 107 ("SFAS No. 107") requires the disclosure of the fair value of financial instruments, both assets and liabilities, that are recognized or unrecognized on the balance sheet. The carrying amount of cash and notes payable approximates fair value because of the short maturities of those instruments. The notes payable were fully repaid in January 1999. Interest paid during 1997 and 1998 approximated interest expense.

  10. Comprehensive Income

  The Group implemented Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Comprehensive income consists of net earnings or losses for the current period and other comprehensive income (such as, income, expenses, gains and losses that currently bypass the income statements and are reported directly as a separate component of equity). Comprehensive income does not differ materially from the deficiency of revenues over expenses of the Group.

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)


  11. Use of Estimates

  In preparing combined financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

  12. Advertising Expenses

  Advertising expenses are charged to operations as incurred, and amounted to $542 and $691 for the years ended December 31, 1997 and 1998, respectively.

  13. Research and Development

  Research and development expenditures are expensed as incurred.

  14. Recent Accounting Pronouncements

  In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments." The statement is effective for financial years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair market value. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of income when the transaction affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The management of the Group believes that adoption of SFAS 133 will have no material impact on its financial position or results of operations. There were no derivative instruments at December 31, 1997 and 1998.

  15. Reclassifications

  Certain reclassifications have been made to the 1997 and 1998 financial statements to conform to the current presentation.

NOTE D--Inventory

  The replacement cost of LIFO basis inventory exceeds the stated LIFO cost by approximately $13,490 and $10,809 at December 31, 1997 and 1998, respectively. The annual increase (decrease) in the LIFO reserve caused a charge (credit) of $396 and $(2,681) for the years ended December 31, 1997 and 1998, respectively, which is included in cost of sales in the accompanying statement of revenues and expenses.

  The composition of inventory is as follows:

                                          December 31,
                                         ---------------
                                          1997    1998
                                         ------- -------
            Raw materials............... $14,969 $17,043
            Work in process.............     794     975
            Finished goods..............  28,108  34,019
                                         ------- -------
                                         $43,871 $52,037
                                         ======= =======

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

NOTE E--Related Party Transactions

  GIC utilizes central purchasing and management functions for items such as payroll, accounting, computer services, purchasing, human resources, insurance, etc. These costs are allocated to each operating division of GIC using consistent methodology, and are based upon the estimated usage and headcount. Management believes that the allocation methods utilized for shared costs result in a reasonable presentation of the actual costs to provide such services. GIC also acts as a centralized payment agent for accounts payable for substantially all of its operating divisions. The following summarizes transactions between the Group and GIC and its subsidiaries.

  Employee Benefit Plans

  GIC has several noncontributory qualified pension plans covering substantially all of their hourly and salaried employees. The benefit formulas for the hourly and salaried plans are based on years of service and compensation. In connection with the Stock Purchase Agreement, the St. Marys Kraft Pension Plan for Hourly Employees was assumed by Durango (see Note J), and accordingly, the net asset related to such plan is included in the accompanying statements of net assets and the required disclosures included in these combined financial statements (see Note H). The amounts expensed by the Group for hourly and salaried plans not assumed by Durango are allocated to each operating division based upon specific employees. Such costs amounted to $959 and $18 for the years ended December 31, 1997 and 1998, respectively.

  Effective July 1, 1995, the GIC established a nonqualified unfunded supplemental plan (the "Supplemental Plan") to provide certain highly compensated employees' benefits not payable from the qualified plans due to Internal Revenue Code limitations on compensation and benefits. The death of the sole owner of GIC on January 3, 1998 triggered a funding requirement pursuant to the Supplemental Plan. In January 1999, GIC made distributions to the participants of the Supplemental Plan of all required amounts pursuant to the Supplemental Plan. The Division was not allocated any of the charge for the additional cost attributed to the curtailment of the Supplemental Plan and funding requirement during January 1998, which amounted to $4,725, as such additional costs were borne as a corporate-level charge. The amount expensed by the Group, allocated based upon specific employees, for the year ended December 31, 1997 amounted to $227.

  GIC has a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Pursuant to terms of the plan, eligible salaried employees can defer a portion of their income through contributions to the plan and GIC will match a percentage of the participant's contribution, subject to Internal Revenue Service limitations. The amount matched by GIC and charged to operations of the Gilman Pulp and Paper Group was $624 and $641 for the years ended December 31, 1997 and 1998, respectively. Participants can invest in a variety of participant-directed investment options.

  Statement of Financial Accounting Standards No. 106 ("SFAS No. 106") requires companies to accrue for the estimated future cost of postretirement health and non-pension benefits during the years that the employee renders the necessary service, rather than recognizing the cost of such benefits after the employee has retired and when the benefits are actually paid. The costs of retiree health care and life insurance benefits were expensed as incurred prior to the adoption of SFAS No. 106. GIC has elected to amortize the transition liability over a twenty-year period.

  Substantially all employees not covered by a collective bargaining agreement and certain employees covered by a collective bargaining agreement receive medical and life insurance benefits under the Plan. In connection with the Stock Purchase Agreement, the St. Marys Kraft Life Insurance Plan for Hourly Employees was assumed by Durango (see Note J), and, accordingly, the net liability related to such life insurance plan is included in the

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

accompanying statements of net assets and the required disclosures included in these combined financial statements (see Note H). The amounts expensed by the Group for postretirement benefit plans not assumed by Durango, allocated based upon specific employees, for the years ended December 31, 1997 and 1998 amounted to $1,675 and $1,796, respectively.

  Intercompany Purchases and Sales Included in Revenues and Expenses

 .  The Group purchased $940 and $915 of logs used by the St. Marys Kraft
   Division from GIC-owned timberlands in 1997, and 1998, respectively.

 .  The Group purchased $19,017 and $19,847 of chips and bark used by the St.
   Marys Kraft Division from GIC in 1997 and 1998, respectively.

 .  The Group purchased $1,409 and $919 of logs from Deerfield Timber
   Investors, Inc., a company owned by affiliates of GIC, in 1997 and 1998, respectively.

  Intercompany Administrative and Other Charges Included in Revenues and
  Expenses

 . The Group was allocated $297 and $264 of selling and administrative charges from GIC in 1997 and 1998, respectively.

 . The Group charged $2,487 and $2,698 of administrative, wood procurement and other costs to GIC in 1997 and 1998, respectively.

 . The Group was charged $959 and $938 of transportation charges from GIC in 1997 and 1998, respectively.

 . The Group was charged $330 and $340 of warehouse rental charges from GIC in 1997 and 1998, respectively.

NOTE F--Commitments and Contingencies

  1. Operating Leases

  The Group conducts a portion of its operations in leased facilities and leases certain equipment and vehicles under operating leases expiring at various dates through 2006. Certain of the leases contain escalation clauses for payments of expenses over base rent. In addition, during 1997, the Group entered into several sale and leaseback transactions of operating equipment aggregating approximately $6,852 million which have been accounted for as operating leases.

  The approximate minimum annual rental commitments under operating leases are as follows:

       Year ended December 31,
        1999........................................................... $ 2,365
        2000...........................................................   1,861
        2001...........................................................   1,529
        2002...........................................................   1,298
        2003...........................................................   1,171
        2004 and thereafter............................................   2,707
                                                                        -------
           Total minimum payments...................................... $10,931
                                                                        =======

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

  Net annual rental expenditures for 1997 and 1998 were approximately $1,434 and $2,447, respectively.

  2. Future Commitments and Environmental Matters

  The Group's past and present operations include activities which are subject to Federal, state and local environmental requirements, particularly relating to air and water quality. The Group faces potential environmental liability as a result of violations of permit terms and similar authorizations that have occurred from time to time at its facilities.

  The Group may face potential liability for response costs at various sites with respect to which the Group has received notice that it may be a potentially responsible party ("PRP"), as well as contamination of certain Group-owned properties, concerning hazardous substance contamination. In estimating its reserves for environmental remediation and future costs, the Group's estimated liability reflects only the Group's expected share and takes into consideration the number of other PRP's at each site, the identity and financial condition of such parties and experience regarding similar matters. Management of the Group is not aware of any significant environmental matters which would have a material effect on the financial condition of the Group.

  In 1997, new environmental laws (the "Cluster Rules") came into effect. The Group spent approximately $14,000 during 1999 and agreed to fund up to $18,000, pursuant to the Agreement (see Note J-2 (a)) during 2000 to become compliant with these future environmental standards.

  3. Other

  The Group has entered into commitments to obtain logs, paper and chemicals through various short-term, market-based pricing contracts. The Group has also entered into an energy output agreement requiring the Group to purchase all of the energy produced by an on-site independent power producer, once the power plant becomes operational.

  4. Litigation

  The Group is a party to various lawsuits in the normal course of conducting its business, which it believes will not have a material effect on the financial condition of the Group.

NOTE G--Income Taxes

  The provision for income tax expense (benefit) is substantially the same as the statutory rate, including state income taxes (at 3%, net of the Federal income tax benefit derived therefrom) and is summarized as follows:

                                                      Year ended December 31,
                                                      -------------------------
                                                         1997          1998
                                                      -----------  ------------
       Current....................................... $    (7,787) $    (13,216)
       Deferred......................................       4,978         5,848
                                                      -----------  ------------
                                                      $    (2,809) $     (7,368)
                                                      ===========  ============

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)


  The actual income tax benefit differs from the expected income tax benefit for the years ended December 31, 1998 and 1997 (computed by applying the United States federal corporate rate of 34% to (loss) before income taxes) as follows:

                                                              Year ended
                                                             December 31,
                                                           ------------------
                                                             1997      1998
                                                           --------  --------
       Computed expected income tax benefit............... $ (2,513) $ (6,592)
       State and local income taxes, net of federal
        benefit...........................................     (296)     (776)
                                                           --------  --------
       Income tax benefit................................. $ (2,809) $ (7,368)
                                                           ========  ========

  The following is a summary of the items giving rise to deferred tax assets
(liabilities) at December 31, 1997 and 1998:

                                                             1997      1998
                                                           --------  --------
       Depreciation of plant and equipment................ $(24,152) $(28,370)
       Pension and postretirement benefits................   (1,048)   (2,679)
       Accrued vacation...................................    1,273     1,296
       Receivable reserves................................      328       360
       Other..............................................      350       296
                                                           --------  --------
                                                           $(23,249) $(29,097)
                                                           ========  ========

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)


NOTE H--Employee Benefit Plans

  The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets of the St. Marys Kraft Pension Plan for Hourly Employees (the "qualified plan") and St. Marys Kraft Life Insurance Plan for Hourly Employees (the "postretirement plan") assumed by Durango for the periods ended December 31, 1997 and 1998, and a statement of the funded status of such plans as of December 31, 1997 and 1998:

                                                  Postretirement Postretirement
                              Qualified Qualified      plan           plan
                              plan 1997 plan 1998      1997           1998
                              --------- --------- -------------- --------------
Reconciliation of benefit
 obligation
  Obligation at January 1....  $37,007   $40,259     $   876         $1,000
  Service cost...............      659       737          10             11
  Interest cost..............    2,689     2,781          64             60
  Assumption change..........    2,208       --           54            --
  Actuarial (gain) loss......      --        665         --            (117)
  Projected benefits and
   other transfers...........   (2,304)   (2,504)         (4)            (5)
                               -------   -------     -------         ------
  Obligation at December 31..  $40,259   $41,938     $ 1,000         $  949
                               =======   =======     =======         ======
Reconciliation of fair value
 of plan assets
  Fair value at January 1....  $34,890   $42,775     $   --          $  --
  Actual return on plan
   assets....................    6,330     8,108         --             --
  Employer contributions.....    3,858     2,814           4              5
  Benefit payments...........   (2,304)   (2,504)         (4)            (5)
  Adjustments................      --       (241)        --             --
                               -------   -------     -------         ------
  Fair value at December 31..  $42,774   $50,952     $   --          $  --
                               =======   =======     =======         ======
Funded status
  Funded status at December
   31........................  $ 2,515   $ 9,014     $(1,000)        $ (949)
  Unrecognized transition
   (assets) obligation.......   (2,663)   (1,975)        485            453
  Unrecognized prior service
   cost......................    1,849     1,619          43             40
  Unrecognized (gain) loss...    1,416    (2,149)        114             (3)
                               -------   -------     -------         ------
  Net amount recognized--
   asset (liability) in the
   statements of net assets
   at December 31............  $ 3,117   $ 6,509     $  (358)        $ (459)
                               =======   =======     =======         ======

  Assets for the qualified plans consist principally of high-grade marketable equity securities, corporate bonds and U.S. Government obligations.

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)


  Components of net periodic benefit costs (benefit) for the years ended December 31, 1997 and 1998 are as follows:

                                                 Postretirement Postretirement
                             Qualified Qualified      plan           plan
                             plan 1997 plan 1998      1997           1998
                             --------- --------- -------------- --------------
   Service cost.............  $   659   $   737       $ 10           $ 11
   Interest cost............    2,689     2,781         64             60
   Expected return on plan
    assets..................   (3,164)   (3,812)        --             --
   Amortization of prior
    service cost and
    transition obligation...     (284)     (284)        35             36
                              -------   -------       ----           ----
                              $  (100)  $  (578)      $109           $107
                              =======   =======       ====           ====

  Significant plan assumptions are as follows:

                                                                     1997  1998
                                                                     ----  ----
   Expected long-term rate of return on plan assets................  9.0%  9.0%
   Weighted average discount rate for annual pension and post-
    retirement expense calculation.................................  7.5%  7.0%
   Weighted average discount rate for year-end funded status of all benefits and postretirement benefit costs......................  7.0%  7.0%

NOTE I--Segment Information

  The Group adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

  The Group's reportable segments are strategic business units that offer different products. They are managed separately because each business requires different products and marketing strategies. The Group has three reportable segments: Pulp and Paper products, Converting products and Railroad operations. The Pulp and Paper products segment manufactures, markets and sells rolls of paper for industrial applications and use in converting operations. The Converting products segment designs, manufactures, markets and sells industrial and consumer products that have gone through a conversion process. The Railroad operation segment connects the St. Marys Kraft division facility to the nearest interconnecting railway.

  Net sales include export sales in 1997 and 1998 to non-affiliated customers, and are less than 1% of total net sales.

  The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies.

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)


  The following is information related to industry segments:

                                                              1997      1998
                                                            --------  --------
   Net sales
     Pulp and Paper products............................... $233,680  $224,037
     Converting products...................................  104,128   115,065
     Railroad operations...................................    1,460     1,542
                                                            --------  --------
                                                            $339,268  $340,644
                                                            ========  ========
   Intersegment sales
     Pulp and Paper products............................... $ 19,303  $ 22,386
     Converting products...................................      --        --
     Railroad operations...................................    5,270     5,586
                                                            --------  --------
                                                            $ 24,573  $ 27,972
                                                            ========  ========
   Segment profitability
     Pulp and Paper products............................... $ (7,589) $(20,826)
     Converting products...................................    1,279     3,300
     Railroad operations...................................   (1,081)   (1,862)
                                                            --------  --------
   Income before taxes..................................... $ (7,391) $(19,388)
                                                            ========  ========
   Depreciation and amortization
     Pulp and Paper products............................... $ 16,538  $ 15,919
     Converting products...................................    1,604     2,295
     Railroad operations...................................       65       100
                                                            --------  --------
                                                            $ 18,207  $ 18,314
                                                            ========  ========
   Segment assets
     Pulp and Paper products............................... $207,371  $217,310
     Converting products...................................   44,010    44,509
     Railroad operations...................................    1,623     1,869
     Eliminations..........................................     (484)     (695)
                                                            --------  --------
                                                            $252,520  $262,993
                                                            ========  ========
   Capital expenditures
     Pulp and Paper products............................... $ 34,608  $ 14,279
     Converting products...................................      664       286
     Railroad operations...................................      124       932
                                                            --------  --------
                                                            $ 35,396  $ 15,497
                                                            ========  ========

NOTE J--Stock Purchase Agreement

  1. Background

  On December 9, 1999, HG Estate LLC, St. Marys Railroad Corporation, and W.O. Corporation (the "Sellers") entered into a Stock Purchase Agreement (the "Agreement") with Durango Paper Company (the "Buyer") to sell all of the outstanding common stock of Gilman Paper Company, Converting Corporation,

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

Converting LLC (a wholly-owned subsidiary of Converting Corporation), Gilman Sales Company (a wholly-owned subsidiary of Gilman Paper Company) and the membership interest of St. Marys Railroad LLC. The purchase price was $92 million in cash paid at the closing date of December 17, 1999 plus a $27.5 million subordinated note, bearing interest at 10% per annum, payable by Durango to HG Estate LLC and its subsidiary, St Marys Railroad Corporation, due on December 17, 2004. The Agreement also indicated that an adjustment to the purchase price would be made to the extent the "actual working capital" was greater or less than a specified amount. In July 31, 2000, the Sellers and Durango settled the purchase price adjustment relating to the Stock Purchase Agreement by the payment of $3 million in cash by HG Estate LLC to Durango and the reduction of $3 million of the principal of the note due in 2004.

  2. Commitments and Contingencies

  (a) Environmental Matters

  Pursuant to the Agreement, liabilities with respect to environmental matters arising prior to the Closing Date are the responsibility of the Sellers, except for the first $1.5 million of Indemnified Onsite Location Environmental Losses (as defined in the Agreement) and except for the commitment related to the Cluster Rules.

  HG Estate LLC agreed to advance the current costs of capital improvements required to maintain compliance with the Cluster Rules up to a maximum of $18 million to be repaid by Durango to HG Estate LLC pursuant to notes with balloon payments which mature in 2002 and 2003.

  Pursuant to the Agreement, liabilities with respect to environmental matters arising after the Closing Date are the responsibility of Durango.

  (b) Wood Chips Supply Agreement

  The Gilman Pulp and Paper Group entered into a three-year commitment (automatically renewable for a period of three years unless terminated by either party to the agreement) to obtain a minimum amount of wood chips at specified prices directly from specific sawmills ("Supply Agreement") owned by HG Estate LLC. Pursuant to the Supply Agreement, the minimum amounts and prices have been established for the year ended December 31, 2000 as follows: approximately 650,000 standard short tons of de-barked chips at a price as defined in the Supply Agreement and to be shipped at the rate of approximately 13,000 tons per week. Minimum purchases and prices under the Supply Agreement for the years subsequent to 2000 have not yet been determined.

  (c) Transition Services Agreement

  The Gilman Pulp and Paper Group has entered into a Transition Services Agreement ("Services Agreement") to continue providing accounting, procurement and administrative services to certain subsidiaries of HG Estate LLC, which supply woodchips to the St. Marys Kraft division, for a period from the Closing Date through September 30, 2000. The administrative services primarily consist of usage of computer hardware and software, which are used for purposes related to the operations of the woodchip suppliers. Such services are to be provided to the suppliers at actual cost (including salary and out-of-pocket expenses) of providing such services, without a markup.

  (d) Litigation

  Pursuant to the Agreement, and subject to certain limitations, liabilities with respect to legal claims arising before the Closing Date are the responsibility of the Sellers, and those arising after the Closing Date are the responsibility of Durango.

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)


  (e) Collective Bargaining Agreements

  Certain collective bargaining agreements covering employees of the Gilman Pulp and Paper Group have expired; however, the Group and the employees have continued to operate, to date, as if the agreements were still in place. The Group is in the process of renegotiating these agreements.

  (f) Severance Benefits

  Pursuant to the Agreement, Sellers shall indemnify and hold harmless Durango from and against all liabilities which may arise due to a termination of employment on or prior to the Closing Date and those "Severance Liabilities" (liabilities described in the Gilman Paper Company Severance Plan Agreement ("Severance Plan") or as described in the applicable collective bargaining agreement) incurred by Durango and its affiliates with respect to an aggregate of not more than 250 employees of the Group prior to the first anniversary date of the Closing Date and for not more than 300 employees (including the previous 250 employees) prior to the second anniversary of the Closing Date.

  Pursuant to the Severance Plan, in the event of termination, participants of the Severance Plan will be eligible to receive severance benefits as follows:
(i) for participants employed with employer for one year or more, one week's annual base salary for each year of participant's active employment with employer; and (ii) for participants employed for three years or more, an additional three months' annual base salary. For purposes of the Severance Plan, annual base salary is determined at Closing Date.

  The accompanying combined financial statements do not reflect any liability in connection with severance benefits.

  3. Employee Benefit Plans

  Durango entered into an Employee Benefits Transition Services Agreement ("Benefits Agreement") with the Sellers. The Sellers and Durango agreed that the Purchased Companies will become participating employers in certain employee benefit plans ("W.O. Plans") maintained by W.O. Corporation, a wholly-owned subsidiary of HG Estate LLC, pursuant to the terms and conditions contained in the Benefits Agreement. Employees will continue to participate in such plans on the same terms and conditions in effect as of the Closing Date for a period of six months following the Closing Date (or such shorter period as provided in the Benefits Agreement) ("Transition Period").

  Durango shall reimburse W.O. Corporation for the sum of the monthly "Third-Party Cost" and the monthly "Internal Cost" of administering the W.O. Plans on behalf of the Group' employees. The Third-Party Cost shall be consistent with past practices and policy paid by W.O. Corporation. The Internal Cost is equal to $75,000 per month.

  (a) Pension Plans

  Pursuant to the Benefits Agreement, employees who currently participate in the "Pension Plans," as defined in the Agreement, will no longer participate in such plans as of December 17, 1999 (the "Closing Date"). However, the Agreement contemplates that those employees that participate in Sellers' pension plans will be credited with imputed service and pay during the Transition Period.

  Durango Paper Company shall reimburse W.O. Corporation for the "Pension Plan Actual Costs" with respect to the credit imputed to the employees under the Pension Plans during a period of six months after the

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                        (in thousands of U.S. Dollars)

Closing Date ("Transition Period"). The Pension Plan Actual Costs shall be the sum of the present value of the difference for each participant, if any, between: (i) the accrued benefits under the Pension Plans at the end of the Transition Period (or the participant's date of retirement or termination, if earlier), and (ii) the accrued benefits under Pension Benefit Guaranty Corporation Valuation Rates for plan terminations as of the Closing Date and the 1983 Group Annuity Mortality Table. For participants who retire during the Transition Period, accrued pension benefits at the Closing Date and as of the date of retirement will be reduced by the applicable Pension Plan early retirement reductions based on the participant's age at retirement, as specified in the Pension Plans.

  The present values for retired participants will be calculated based on the participant's age at the end of the Transition Period and will be increased by the value of the benefits paid during the Transition Period. For all other participants (those continuing in active employment and those terminating the vested benefits during the Transition Period), accrued pension benefits shall be reduced in accordance with the Plan's provisions to the expected retirement age specified by ERISA but no earlier than age 55. The present values will be calculated based on the participant's age at the end of the Transition Period.

  Durango is to make monthly payments of $165,000 ("Pension Plan Actual Payments") towards the Pension Plan Actual Costs, noted above. To the extent that the Pension Plan Actual Costs (as determined by an actuary 180 days following the end of the Transition Period) exceed the Pension Plan Actual Payments, Durango shall reimburse W.O. Corporation for the amount of such excess plus interest, computed at prime rate plus 2%.

  (b) Savings Plans

  Pursuant to the Benefits Agreement, employees who currently participate in the "Deferred Compensation Plans," as defined in the Agreement, as of the Closing Date, will be entitled to continue participating in the Deferred Compensation Plan, during the Transition Period, upon the same terms and conditions that existed for such employees prior to the Closing Date. Durango shall reimburse W.O. Corporation on a monthly basis for the Deferred Compensation Plan Actual Costs, which shall include any before tax employee contributions or employer matching contributions required to be made to the Deferred Compensation Plan.

  (c) Welfare Plans

  Pursuant to the Benefits Agreement, employees who currently participate in the "Welfare Plans," as defined in the Agreement, as of the Closing Date, will be entitled to continue participating in the Welfare Plans, during the Transition Period, upon the same terms and conditions that existed for such employees prior to the Closing Date.

  Costs, which shall be any costs payable to the insurers attributable to the employee participation in the Welfare Plans during the Transition Period.

  Durango is to make monthly payments of $410,000 ("Welfare Plan Actual Payments") towards the Welfare Plan Actual Costs, noted above. To the extent that the Welfare Plan Actual Costs (as determined by an actuary 180 days following the end of the Transition Period) exceed the Welfare Plan Actual Payments, Durango Paper Company shall reimburse W.O. Corporation for the amount of such excess plus interest, computed at the prime rate plus 2%.

  (d) Converting and Company Health Plans

  Pursuant to the Benefits Agreement, employees who currently participate in the "Converting and Company Health Plans" (or "Health Plans") as scheduled and defined in the Agreement as of the Closing Date, will be

                          GILMAN PULP AND PAPER GROUP

                          December 31, 1997 and 1998
                  (all amounts in thousands of U.S. Dollars)

entitled to continue participating in the Health Plans, during the Transition Period, upon the same terms and conditions that existed for such employees prior to the Closing Date.

  Durango shall reimburse W.O. Corporation for the "Health Plan Actual Costs" which shall be any costs payable to the third party administrators attributable to the employee's participation in the Health Plans during the Transition Period.

  Durango is to make monthly payments of $149,000 ("Health Plan Actual Payments") towards the Health Plan Actual Costs, noted above. To the extent that the Health Plan Actual Costs (as determined by an actuary 180 days following the end of the Transition Period) exceed the Health Plan Actual Payments, Durango Paper Company shall reimburse W.O. Corporation for the amount of such excess plus interest, computed at the prime rate plus 2%.

  We have not authorized any person to give any information or to make any representations other than those contained in this prospectus and consent solicitation and, if given or made, you must not rely on this information or representation as having been authorized by us. This statement and any related documents do not constitute an offer to buy or the solicitation of an offer to sell the exchange notes in any circumstance in which the offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Corporacion Durango, S.A. de C.V. by the dealer manager and solicitation agent or one or more registered brokers or dealers licensed under the laws of that jurisdiction.


  In order to tender, a holder must tender pursuant to DTC's Automated Tender Offer Program.

                 The exchange agent for the exchange offer is:

                           The Chase Manhattan Bank
                      Capital Markets Fiduciary Services
                          450 W. 33rd St., 15th Floor
                            New York, NY 10001-2697

                           Tel: (212) 638-0459


                              (212) 638-0431


   Any questions or requests for assistance or for additional copies of this prospectus and consent solicitation, the consent and letter of transmittal or related documents may be directed to the information agent at its telephone number set forth below. A holder may also contact the dealer manager and solicitation agent at its telephone number set forth below or such holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.


               The information agent for the exchange offer is:

                             D.F. King & Co., Inc.
                                77 Water Street
                           New York, New York 10005

                       Banks and Brokers, call collect:
                                (212) 269-5550

                            Others, call toll free:
                                (800) 714-3312

The exclusive dealer manager and solicitation agent for the exchange offer and consent solicitation is:

                        Banc of America Securities LLC
                       100 North Tryon Street, 7th Floor
                              Charlotte, NC 28255
                    Attention: High Yield Special Products
                        Tel.: (704) 388-4807 (Collect)
                       Tel.: (888) 292-0070 (Toll Free)

                                    PART II

        INFORMATION NOT REQUIRED IN PROSPECTUS AND CONSENT SOLICITATION

20. Indemnification of Directors and Officers.

  The Registrant has not purchased directors and officers liability insurance for its directors and executive officers. However, under Mexican law, when an officer or director of a corporation acts within the scope of his authority, the corporation will answer for any resulting liabilities or expenses.

21. Exhibits and Financial Statement Schedules.


  1.1 Form of Dealer Manager Agreement*
  3.1 Articles of Association of Corporacion Durango, S.A. de C.V. (English translation)**
  3.2 Bylaws of Corporacion Durango, S.A. de C.V. (English translation)**
  4.1 Form of Indenture relating to the 2008 notes between the Registrant and The Chase Manhattan Bank*
  4.2 Indenture dated as of July 25, 1996 between Grupo Industrial Durango,
      S.A. de C.V. and The Chase Manhattan Bank, relating to the 2003 notes
  4.3 Indenture dated as of February 5, 2001, between the Registrant and The
      Chase Manhattan Bank, relating to the 2006 notes*
  4.4 Form of Amended and Restated Pledge Agreement between the Registrant and
      The Chase Manhattan Bank relating to the pledge of 2006 intercompany note issued by GID to the Registrant*
  4.5 Form of Amended and Restated Unsubordinated Promissory Note issued by GID to the Registrant*
  4.6 Form of Pledge Agreement between the Registrant and The Chase Manhattan
      Bank relating to the pledge of the 2008 intercompany note issued by GID to the Registrant*
  4.7 Form of Unsubordinated Promissory Note issued by GID to the Registrant*
  5.1 Opinion of White & Case S.C. as to the validity of the notes
  5.2 Opinion of White & Case LLP as to the validity of the notes
 10.1 Stock Purchase Agreement dated December 9, 1999 relating to acquisition of Gilman Pulp and Paper Group, by and among HG Estate LLC, St. Marys
      Railroad Corporation, W.O. Corporation, and Durango Paper Company*
 10.2 Asset Purchase Agreement, dated as of April 27, 2001, between Durango
      Georgia Converting LLC and TST Impreso, Inc., relating to the sale of the assets of Sky division converting facilities*
 10.3 Asset Purchase Agreement, dated as of June 1, 2001, between Durango
      Georgia Converting LLC and Stone Container Corporation, relating to the sale of the assets of its Eastman division converting facilities*
 10.4 English translation of the Purchase Agreement, dated as of July 31, 2000, between Celulosa Avicola de Tepatitlan, S.A. de C.V. and Envases y
      Empaques de Mexico, S.A. de C.V., relating to the purchase of mill in Jalisco, Mexico*
 12.1 Ratio of earnings to fixed charges ***
 21.1 List of Subsidiaries**
 23.1 Consent of PriceWaterhouseCoopers
 23.2 Consent of White & Case S.C. (included in Exhibit 5.1)
 23.3 Consent of White & Case LLP (included in Exhibit 5.2)
 23.4 Consent of KPMG LLP
 23.5 Consent of Grant Thornton LLP
 25.1 Statement of Eligibility of Trustee*
 99.1 Consent and Letter of Transmittal
 99.2 Letter to Broker Dealers, Commercial Banks, and Depository Company
      Participants
 99.3 Letter to Clients
 99.4 Form of Exchange Agent Agreement*
 99.5 Form of Information Agent Agreement*

--------

*  Previously filed.


** Incorporated by reference from Registration Statement No. 333-13082 on Form
   F-1 filed on January 19, 2001.

*** Included in the prospectus and consent solicitation under the heading
    "Ratio of Earnings to Fixed Charges"

22. Undertakings.

  The undersigned Registrant undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus and consent solicitation pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of a request, and to send the incorporated documents by first class mail or other equally prompt means and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned Registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durango, Mexico, on July 30, 2001.


                                          CORPORACION DURANGO, S.A. DE C.V.

                                                  /s/ Miguel Rincon
                                          By __________________________________
                                            Name:Miguel Rincon
                                            Title: Chief Executive Officer


              Signatures                            Title
Date
              ----------                            -----
----

          /s/ Miguel Rincon            (Chief Executive Officer)        July 30,
2001
______________________________________
            Miguel Rincon

     /s/ Mayela Rincon de Velasco      (Principal Financial Officer)    July 30,
2001
______________________________________
       Mayela Rincon de Velasco

       /s/ Jose Antonio Rincon         (Principal Operating Officer)    July 30,
2001
______________________________________
         Jose Antonio Rincon

       /s/ Jesus Romo Carrasco         (Principal Accounting Officer)   July 30,
2001
______________________________________
         Jesus Romo Carrasco

           /s/ Jesus Rincon            Director                         July 30,
2001
______________________________________
             Jesus Rincon

         /s/ Wilfrido Rincon           Director                         July 30,
2001
______________________________________
           Wilfrido Rincon

         /s/ Ignacio Rincon            Director                         July 30,
2001
______________________________________
            Ignacio Rincon

          /s/ Martin Rincon            Director                         July 30,
2001
______________________________________
            Martin Rincon

        /s/ Prudencio Calderon         Authorized Representative in     July 30,
2001
______________________________________  the United States
          Prudencio Calderon